As filed with the U.S. Securities and Exchange Commission on January 26, 2021.

Registration No. 333-[_________]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Aytu BioScience, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	47-0883144
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

373 Inverness Parkway, Suite 206, Englewood, Colorado 80112
(720) 437-6580

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joshua R. Disbrow
Chairman and Chief Executive Officer
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112
Telephone: (720) 437-6580

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Nolan S. Taylor Anthony W. Epps Troy M. Keller Dorsey & Whitney LLP 111 South Main St., Suite 2100 Salt Lake City, Utah 84111 (801) 933-7360	Gerald McLaughlin President and Chief Executive Officer Neos Therapeutics, Inc. 2940 N. Hwy 360 Grand Prairie, TX 75050 (972) 408-1300	Joseph C. Theis James A. Matarese Andrew H. Goodman Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and completion of the merger of Neutron Acquisition Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Aytu BioScience, Inc. (“Aytu”), with and into Neos Therapeutics, Inc. (“Neos”), as described in the Agreement and Plan of Merger, dated as of December 10, 2020, among Aytu, Merger Sub and Neos and in the enclosed joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $0.0001 per share	5,600,000	(1)	$39,117,646.88	(2)	$4,267.74

(1)	Represents the estimated maximum number of shares of common stock, par value $0.0001 per share, of Aytu, issuable to holders of common stock, par value $0.001 per share, of Neos and to holders of certain options, restricted stock units, performance stock units and restricted stock awards, in connection with the proposed merger described in this registration statement.

(2)	Determined on a combined basis with respect to the shares of Aytu common stock to be issued pursuant to the proposed merger described in this registration statement, based on Rules 457(c) and 457(f)(1) promulgated under the Securities Act, and solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, as the result of (a) the product of (i) $0.76 (the average of the high and low prices of Neos common stock as reported on the Nasdaq Global Market on January 15, 2021) and (ii) 51,470,588, the maximum estimated number of Neos shares as of January 15, 2021 to be converted into the right to receive shares of Aytu common stock upon completion.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permissible.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JANUARY 26, 2021

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

[●], 2021

Dear Aytu BioScience, Inc. Stockholders and Neos Therapeutics, Inc. Stockholders:

On behalf of the boards of directors of Aytu BioScience, Inc. (“Aytu”) and Neos Therapeutics, Inc. (“Neos”), we are pleased to enclose the joint proxy statement/prospectus relating to the merger of Neos with a wholly-owned subsidiary of Aytu, which is referred to herein as the merger, pursuant to the terms of the Agreement and Plan of Merger, dated as of December 10, 2020, as it may be amended from time to time (the “Merger Agreement”), among Aytu, Neutron Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Aytu (the “Merger Sub”), and Neos. The accompanying joint proxy statement/prospectus is dated [●], 2021 and is first being mailed to Aytu stockholders and Neos stockholders on or about [●], 2021.

If the merger is completed, Neos stockholders immediately prior to the completion of the merger will be entitled to receive for each share of Neos common stock (except certain excluded shares): (1) 0.1088 shares of Aytu common stock (the “Exchange Ratio”) (provided that the Exchange Ratio is subject to a downward adjustment based on amounts loaned to Neos by Aytu pursuant to the Bridge Note (as described below)) and (2) any cash in lieu of fractional shares of Aytu common stock, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement — Merger Consideration.” Aytu stockholders will continue to own their existing shares of Aytu.

In connection with the merger, Aytu and Neos entered into a commitment letter for Aytu to provide financing to Neos under an unsecured convertible note (the “Bridge Note”), in an aggregate amount of up to $5,000,000, and a registration rights agreement reflecting certain terms set forth in the commitment letter. Aytu’s obligation to advance loans under the Bridge Note is subject to certain conditions, including no default under the Bridge Note and no default under certain other secured debt of Neos. Aytu’s rights under the Bridge Note, including rights to payment, are subordinated to the rights of Neos’ existing senior lenders. The maturity date of the Bridge Note is the earlier of the acceleration of the obligations evidenced thereby and November 7, 2022. In the event that Neos draws down on the Bridge Note, the Exchange Ratio will be adjusted downward by an amount equal to 0.00011 for every $100,000 of financing funded to Neos under the Bridge Note (the “Bridge Note Adjustment”). As of the date of the accompanying joint proxy statement/prospectus, Aytu has loaned Neos $[●] under the Bridge Note, and as a result the Exchange Ratio was adjusted to [●].

The Exchange Ratio is fixed (subject to the Bridge Note Adjustment) and will not be adjusted for changes in the market price of either Aytu common stock or Neos common stock between the date of signing of the Merger Agreement and the closing date of the merger (the “Closing Date”). Based on the number of shares of Aytu common stock anticipated to be immediately issued to Neos stockholders upon closing of the merger (which could be impacted by changes in Neos stock price leading to exercise of options not otherwise being assumed by Aytu or by additional issuances of Neos common stock that Aytu may consent to) and the number of shares of Aytu common stock outstanding as of December 31, 2020, it is expected that, immediately after completion of the merger, former Neos stockholders are expected to own approximately 24% of the outstanding shares of Aytu common stock and existing Aytu stockholders are expected to own approximately 76% of the outstanding shares of Aytu common stock. Aytu common stock is traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “Aytu.” Neos common stock is traded on the Nasdaq Global Market (“Nasdaq Global”), under the symbol “NEOS.” We encourage you to obtain current quotes for both the Aytu and Neos common stock before voting at the special meetings of stockholders described below.

Because the Exchange Ratio is fixed (subject to the Bridge Note Adjustment), the market value of the merger consideration to Neos stockholders will fluctuate with the market price of Aytu common stock and will not be known at the time that Neos stockholders vote to adopt the Merger Agreement. Based on the Aytu common stock price of $6.83 per share on December 9, 2020, the last full trading day prior to execution of the Merger Agreement, the implied value of the merger consideration to Neos stockholders was approximately $37.8 million. On [●], 2021, the latest practicable trading day before the date of this joint proxy statement/prospectus, the closing price of Aytu common stock on the Nasdaq was $[●] per share, resulting in an implied value of the merger consideration to Neos stockholders of $[●].

In connection with the merger, Aytu stockholders are cordially invited to attend a virtual special meeting of the stockholders of Aytu on [●], 2021, at 10:00 a.m., Mountain Time at www.virtualshareholdermeeting.com/AYTU2021, and Neos stockholders are cordially invited to attend a virtual special meeting of the stockholders of Neos on [●], 2021, at 10:00 a.m., Eastern Time at www.virtualshareholdermeeting.com/NEOS2021SM.

Your vote is very important, regardless of the number of shares you own. We cannot complete the merger and the merger consideration will not be issued unless (i) Aytu stockholders approve the issuance of shares of Aytu common stock in connection with the merger (the “Common Stock Issuance”), and (ii) Neos stockholders approve the proposal to adopt the Merger Agreement (the “Merger Proposal”). Approval of the Common Stock Issuance by Aytu stockholders requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock represented at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. Approval of the Merger Proposal by Neos stockholders requires the affirmative vote of holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon.

At the special meeting of the stockholders of Aytu, Aytu stockholders will be asked to vote on (i) a proposal to approve the Common Stock Issuance, (ii) a proposal to approve an amendment to Aytu’s certificate of incorporation changing Aytu’s name from “Aytu Bioscience, Inc.” to “Aytu Biopharma, Inc.” effective upon filing of the certificate of amendment to Aytu’s certificate of incorporation with the Secretary of State of the State of Delaware after consummation of the merger (the “Aytu Name Change Proposal”), and (iii) a proposal to approve the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting.

Aytu’s board of directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger and the merger consideration, including the Common Stock Issuance, are advisable, fair to and in the best interests of Aytu and its stockholders and recommends that Aytu stockholders vote (i) “FOR” the approval of the Common Stock Issuance, (ii) “FOR” the approval of the Aytu Name Change Proposal and (iii) “FOR” the approval of the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting.

At the special meeting of the stockholders of Neos, Neos stockholders will be asked to vote on (i) the Merger Proposal, (ii) a proposal to amend Neos’ certificate of incorporation to effect a reverse stock split at a ratio within the range of 1-for-2 to 1-for-20 if the Merger Proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason (with the exact ratio to be determined in the discretion of the Neos board of directors (the “Neos Board”) and with such reverse stock split to be effected at such time and date as determined by the Neos Board in its sole discretion), which, for the avoidance of doubt, is not a proposal in connection with the Merger Proposal and is referred to as the reverse stock split proposal and (iii) a proposal to approve the adjournment or postponement from time to time of the Neos special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal and/or the reverse stock split proposal, which is referred to as the Neos adjournment proposal.

The Neos Board (1) approved the execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the merger, (2) deemed it fair to, advisable and in the best interests of Neos and its stockholders to enter into the Merger Agreement, (3) directed that the Merger Agreement be submitted to Neos stockholders for adoption and (4) resolved to recommend that Neos stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the merger. Separately, if the Merger Proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason, Neos Board has deemed it advisable and in the best interests of Neos and its stockholders to amend Neos’ certificate of incorporation to effect a reverse stock split at a ratio within the range of 1-for-2 to 1-for-20, in an effort to regain compliance with the applicable continued listing standards of Nasdaq Global. The Neos Board recommends that Neos stockholders vote (i) “FOR” the Merger Proposal, (ii) “FOR” the reverse stock split proposal and (iii) “FOR” the Neos adjournment proposal.

The accompanying joint proxy statement/prospectus provides important information regarding the Aytu and Neos special meetings and a detailed description of the Merger Agreement, the merger, the Common Stock Issuance, the Aytu Name Change Proposal, the reverse stock split proposal and the adjournment proposals. We urge you to read carefully and in its entirety the accompanying joint proxy statement/prospectus (including the annexes and any documents incorporated by reference into the accompanying joint proxy statement/prospectus). Please pay particular attention to the section entitled “Risk Factors” beginning on page 27 of the accompanying joint proxy statement/prospectus. You can also obtain information about Aytu and Neos from documents that Aytu and Neos previously have filed with the U.S. Securities and Exchange Commission.

For a discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” of the accompanying joint proxy statement/prospectus.

For a discussion of the material U.S. federal income tax consequences of the reverse stock split, see the section entitled “Neos Proposal II: Approval of the Reverse Stock Split — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” of the accompanying joint proxy statement/prospectus.

Whether or not you expect to attend your company’s special meeting, the details of which are described in the accompanying joint proxy statement/prospectus, please immediately submit your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope so that your shares may be represented at the applicable special meeting.

If Aytu stockholders have any questions or require assistance in voting their shares of Aytu common stock, they should contact Aytu’s proxy solicitor, The Proxy Advisory Group, LLC, by telephone at (212) 616-2180.

If Neos stockholders have any questions or require assistance in voting their shares of Neos common stock, they should contact Neos’ proxy solicitor, MacKenzie Partners, Inc., by telephone at (800) 322-2885.

We hope to see you at the applicable special meeting and look forward to the successful completion of the merger.

On behalf of the boards of directors of Aytu and Neos, thank you for your consideration and continued support.

Sincerely,	Sincerely,

/s/ Joshua R. Disbrow	/s/ Gerald McLaughlin
Joshua R. Disbrow	Gerald McLaughlin
Chairman and Chief Executive Officer of Aytu	President and Chief Executive Officer of Neos

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or determined that the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

373 Inverness Parkway, Suite 206
Englewood, Colorado 80112
(720) 437-6580

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
AYTU BIOSCIENCE, INC.
TO BE HELD VIRTUALLY ON [●]
10:00 A.M., MOUNTAIN TIME

To the Stockholders of Aytu BioScience, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Aytu BioScience, Inc., a Delaware corporation, which is referred to in this notice as Aytu, will be held will be held virtually on [●], 2021, at 10:00 a.m., Mountain Time at www.virtualshareholdermeeting.com/AYTU2021 for the following purposes:

1.	to consider and vote on a proposal to approve, for the purposes of compliance with the Nasdaq rules, the consideration to be delivered by Aytu in connection with the merger, comprised of the (i) Common Stock Issuance and (ii) payment of cash in lieu of the issuance of fractional shares of Aytu common stock;

2.	to consider and vote on a proposal to approve an amendment to Aytu’s certificate of incorporation to change the corporate name of Aytu from “Aytu Bioscience, Inc.” to “Aytu Biopharma, Inc.” effective upon filing of the amendment to Aytu’s certificate of incorporation with the Secretary of State of the State of Delaware after consummation of the merger; and

3.	to consider and vote on a proposal to approve the adjournment from time to time of the special meeting of stockholders of Aytu, which is referred to in this notice as the Aytu special meeting, if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting.

Aytu’s board of directors has fixed the close of business on [●] as the record date for the determination of the stockholders entitled to vote at the Aytu special meeting or any adjournment or postponement thereof. Only stockholders of record at the record date are entitled to notice of, and to vote at, the Aytu special meeting or any adjournment or postponement thereof. Aytu anticipates commencing its solicitation of proxies on or about [●]. All stockholders of record as of that date are cordially invited to attend the special meeting virtually.

Your vote is very important, regardless of the number of shares of Aytu common stock that you own. Approval of the merger consideration, including the Common Stock Issuance requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. Approval of the name change proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Aytu’s common stock. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes properly cast at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote if a quorum is present or the affirmative vote of a majority of the votes present at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote if a quorum is not present.

Aytu’s board of directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger and the payment of the merger consideration, including the Common Stock Issuance, in connection with the merger, are advisable, fair to and in the best interests of Aytu and its stockholders and recommends that Aytu stockholders vote (i) “FOR” the approval of the merger consideration, including the Common Stock Issuance, (ii) “FOR” the approval of the Aytu name change proposal and (iii) “FOR” the approval of the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting.

By Order of the Board of Directors,

/s/ Joshua R. Disbrow
Joshua R. Disbrow
Chairman of the Board of Directors and Chief Executive Officer
Englewood, Colorado
[●], 2021

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE AYTU SPECIAL MEETING VIRTUALLY, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED AYTU PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE AYTU SPECIAL MEETING VIRTUALLY AND WISH TO VOTE YOUR SHARES OF AYTU COMMON STOCK AT THE AYTU SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE AYTU SPECIAL MEETING. You may revoke your proxy or change your vote for shares of Aytu common stock you hold directly in your name through Aytu’s transfer agent, Issuer Direct Corporation, by (i) signing another proxy card with a later date and delivering it to Aytu’s Corporate Secretary at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112 before the date of the Aytu special meeting, (ii) submitting revised votes over the Internet or by telephone before 11:59 p.m., Eastern Time, on [●], or (iii) attending the Aytu special meeting virtually and voting your shares of Aytu common stock online at the Aytu special meeting. If your shares of Aytu common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

The accompanying joint proxy statement/prospectus contains a detailed description of the merger, the Merger Agreement and the other matters to be considered at the meeting. We urge you to read carefully the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes, in their entirety. If you have any questions concerning the Merger Agreement, the merger, the merger consideration, including the Common Stock Issuance, the adjournment proposal, the Aytu name change proposal, the Aytu special meeting or the accompanying joint proxy statement/prospectus (or any other information contained therein), would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of Aytu common stock, please contact David Green, Aytu’s Chief Financial Officer, at (720) 437-6580.

NEOS THERAPEUTICS, INC.
2940 N. Hwy 360

Grand Prairie, TX 75050

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
NEOS THERAPEUTICS, INC.
TO BE HELD ON [●]
10:00 A.M., EASTERN TIME

To the Stockholders of Neos Therapeutics, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Neos Therapeutics, Inc., a Delaware corporation, which is referred to in this notice as Neos, will be held on [●], 2021, beginning at 10:00 a.m., Eastern Time, and will be a completely virtual meeting of stockholders, which is referred to in this notice as the Neos special meeting. Stockholders of Neos will be able to attend the Neos special meeting and vote online by visiting www.virtualshareholdermeeting.com/NEOS2021SM. We encourage you to allow reasonable time for online check-in, which begins at 9:45 a.m., Eastern Time on [●], 2021. Please note that you will not be able to attend the Neos special meeting in person. Stockholders may only participate online. The Neos special meeting will be held for the purpose of allowing stockholders of Neos to consider and vote upon the following matters:

1.	a proposal to adopt the Agreement and Plan of Merger, dated as of December 10, 2020, as it may be amended from time to time (the “Merger Agreement”), among Aytu BioScience, Inc., Neutron Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Aytu (the “Merger Sub”), and Neos, pursuant to which Merger Sub will be merged with and into Neos, which is referred to as the merger, with Neos surviving the merger as a wholly-owned subsidiary of Aytu (a copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus), which is referred to in this notice as the merger proposal;

2.	a proposal to approve the amendment to the Neos certificate of incorporation to effect a reverse stock split of Neos common stock, at a ratio within the range of 1-for-2 to 1-for-20 (in the form attached as Annex E to the accompanying joint proxy statement/prospectus) if the Merger Proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is be completed for any other reason (with the exact ratio to be determined in the discretion of the Neos Board and with such reverse stock split to be effected at such time and date as determined by the Neos Board in its sole discretion), which, for the avoidance of doubt, is not a proposal in connection with the merger proposal and is referred to in this notice as the reverse stock split proposal; and

3.	a proposal to approve the adjournment or postponement from time to time of the Neos special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal and/or the reverse stock split proposal, which is referred to in this notice as the Neos adjournment proposal.

The holders of record of shares of Neos common stock, par value $0.001 per share, which are referred to in this notice as shares of Neos common stock, at the close of business on [●], 2021 are entitled to notice of and to vote at the Neos special meeting or any adjournment or postponement thereof.

Assuming a quorum is present, the merger proposal and the reverse stock split proposal each requires the affirmative vote of the holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon, and the adjournment proposal requires the affirmative vote of a majority of the votes properly cast at the Neos special meeting by holders of shares of Neos common stock.

The Neos Board (1) approved the execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the merger, (2) deemed it fair to, advisable and in the best interests of the Neos and its stockholders to enter into the Merger Agreement, (3) directed that the Merger Agreement be submitted to Neos stockholders for adoption and (4) resolved to recommend that Neos stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the merger. Separately, if the Merger Proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason, the Neos Board has deemed it advisable and in the best interests of Neos and its stockholders to amend Neos’ certificate of incorporation to effect a reverse stock split at a ratio within the range of 1-for-2 to 1-for-20, in an effort to regain compliance with the applicable continued listing standards of the Nasdaq Global Market. The Neos Board recommends that Neos stockholders vote (i) “FOR” the merger proposal, (ii) “FOR” the reverse stock split proposal and (iii) “FOR” the proposal to approve the Neos adjournment proposal.

By Order of the Board of Directors,

/s/ John M. Limongelli
John M. Limongelli
Corporate Secretary
[●], 2021

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE NEOS SPECIAL MEETING VIRTUALLY, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED NEOS PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE NEOS SPECIAL MEETING VIRTUALLY AND WISH TO VOTE YOUR SHARES OF NEOS COMMON STOCK AT THE NEOS SPECIAL MEETING ONLINE, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE NEOS SPECIAL MEETING. You may revoke your proxy or change your vote for shares of Neos common stock you hold directly in your name through Neos’ transfer agent, American Stock Transfer & Trust Company, LLC, by (i) duly executing a later-dated proxy relating to the same shares and delivering it to Neos’ Corporate Secretary at Neos’ principal executive offices, located at 2940 N. Highway 360, Grand Prairie, TX 75050. Your new proxy card must be received by Neos’ Corporate Secretary before [●], 2021, (ii) filing a written notice of revocation bearing a later date than the proxy with Neos’ Corporate Secretary at Neos’ principal executive offices, located at 2940 N. Highway 360, Grand Prairie, TX 75050 before [●], 2021, (iii) if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on [●], 2021 (your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded), or (iv) attending the Neos special meeting virtually and voting your shares of Neos common stock online at the Neos special meeting. If your shares of Neos common stock are held in the name of a bank, broker or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote at the Neos special meeting virtually.

The accompanying joint proxy statement/prospectus contains, among other things, a detailed description of the merger, the Merger Agreement, the reverse stock split proposal and the Neos adjournment proposal. Neos cannot complete the merger and the merger consideration will not be issued unless its stockholders approve the merger proposal and the other closing conditions specified in the Merger Agreement are met or waived.

The merger proposal (i) requires the affirmative vote of the holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon and (ii) is considered a “non-discretionary” matter. Accordingly, a Neos stockholder’s abstention from voting, the failure of a Neos stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Neos stockholder to vote will have the same effect as a vote “AGAINST” the merger proposal.

The reverse stock split proposal requires the affirmative vote of a majority of the outstanding shares of Neos common stock entitled to vote thereon. Accordingly, a Neos stockholder’s abstention from voting on the reverse stock split proposal will have the same effect as a vote “AGAINST” the approval of this proposal. This proposal is considered a “discretionary” matter. Therefore, a broker, bank or other nominee holder of record may vote Neos shares held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

The Neos adjournment proposal requires the affirmative vote of a majority of the votes properly cast on such matter at the Neos special meeting by holders of shares of Neos common stock. For purposes of the Neos adjournment proposal, “votes properly cast” on the proposal consist of votes “for” or “against” the proposal. Accordingly, a Neos stockholder’s abstention from voting on the Neos adjournment proposal will have no effect on the approval of the proposal. The Neos adjournment proposal is considered a “discretionary” matter. Therefore, a broker may vote shares of Neos common stock held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

We urge you to read carefully the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes, in their entirety. If you have any questions concerning the Merger Agreement, the merger, the merger proposal, the Neos adjournment proposal, the reverse stock split proposal, the Neos special meeting or the accompanying joint proxy statement/prospectus (or any other information contained therein), would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of Neos common stock, please contact Neos’ proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about Aytu from documents that are not included or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, free of charge through the Securities and Exchange Commission website www.sec.gov.

If you are an Aytu stockholder and have questions about the merger or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact The Proxy Advisory Group, LLC, by telephone at (212) 616-2180. You will not be charged for any of these documents that you request.

If you are a Neos stockholder and have questions about the merger or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus, or need to obtain a proxy card or other information related to the proxy solicitation with respect to the Neos special meeting, please contact Neos’ proxy solicitor, MacKenzie Partners, Inc., by telephone at (800) 322-2885. You will not be charged for any of these documents that you request.

To obtain timely delivery of such requested documents, you must request them no later than five business days before the date of the applicable special meeting. Therefore, if you are an Aytu stockholder and would like to request documents from Aytu, please contact David Green, Aytu’s Chief Financial Officer, by [●] in order to receive them before the Aytu special meeting. If you are a Neos stockholder and would like to request documents from Neos, please contact Richard Eisenstadt, Neos’ Chief Financial Officer, by [●], 2021 in order to receive them before the Neos special meeting.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [●], 2021, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document.

See the section entitled “Where You Can Find More Information” included in the accompanying joint proxy statement/prospectus.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you, as a stockholder of Aytu BioScience, Inc.,(“Aytu”), or a stockholder of Neos Therapeutics, Inc. (“Neos”), may have regarding the Merger Agreement, the merger, the merger consideration, including the issuance of shares of Aytu common stock in connection with the merger (the “Common Stock Issuance”), the reverse stock split proposal, the Aytu name change proposal, the Aytu adjournment proposal, the Neos adjournment proposal and the special meetings as well as brief answers to those questions. You are urged to read carefully this joint proxy statement/prospectus, including all documents incorporated by reference into this joint proxy statement/prospectus, and its annexes, in their entirety because this section may not provide all of the information that is important to you with respect to the Merger Agreement, the merger, the merger consideration, including the Common Stock Issuance, the reverse stock split proposal, the Aytu name change proposal, the Aytu adjournment proposal, the Neos adjournment proposal and the special meetings. Additional important information is contained in the annexes to this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Q:	Why am I receiving this document and why am I being asked to vote?

A:	Aytu and Neos have agreed to a merger (the “merger”), pursuant to which Neos will become a wholly-owned subsidiary of Aytu and will no longer be a publicly traded corporation. Following the merger, Neos common stock will be removed from the Nasdaq Global Market (“Nasdaq Global”), and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act,”) and Neos will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission (the “SEC”), in respect of Neos common stock. In order to complete the merger, holders of Aytu common stock must approve the merger consideration, including the Common Stock Issuance, and Neos stockholders must vote to adopt the Agreement and Plan of Merger, dated as of December 10, 2020, among Aytu, Neos and Neutron Acquisition Sub, Inc., a wholly-owned subsidiary of Aytu (“Merger Sub”) (as it may be amended from time to time, the “Merger Agreement”).

If the merger proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason, Neos is separately seeking approval to amend its certificate of incorporation to effect a reverse stock split at a ratio within the range of 1-for-2 to 1-for-20, with the exact ratio to be determined in the discretion of the Neos Board and with such reverse stock split to be effected at such time and date as determined by the Neos Board in its sole discretion, in an effort to regain its compliance with the $1.00 bid price requirement as set forth in Nasdaq Listing Rule 5450(a)(1).

Aytu Stockholders

Aytu is holding a special meeting of stockholders(the “Aytu special meeting”), in order to obtain the stockholder approval necessary to approve the merger consideration, including the Common Stock Issuance. Approval of the merger consideration, including the Common Stock Issuance, requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock represented at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. Aytu stockholders will also be asked to approve an amendment to Aytu’s certificate of incorporation to change the corporate name of Aytu from “Aytu Bioscience, Inc.” to “Aytu Biopharma, Inc.” effective upon filing of the amendment to Aytu’s certificate of incorporation with the Secretary of State of the State of Delaware after consummation of the merger. Approval of the Aytu name change proposal requires the affirmative vote of a majority of the votes of the issued and outstanding shares of Aytu’s common stock. Aytu stockholders will also be asked to approve the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders (the “Aytu adjournment proposal”). Approval of the Aytu adjournment proposal requires the affirmative vote of a majority of the votes present at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote (whether or not a quorum is present). A majority of the votes present means that the number of votes cast “FOR” the adjournment proposal must exceed the number of votes cast “AGAINST” and ABSTENTIONS. It is important that Aytu’s stockholders vote their shares of Aytu common stock on each of these matters, regardless of the number of shares owned.

Neos Stockholders

Neos is holding a special meeting of stockholders (the “Neos special meeting”), in order to obtain the stockholder approval necessary to adopt the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. The proposal to adopt the Merger Agreement (the “merger proposal”), requires the affirmative vote of holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon. Separately, Neos stockholders will also be asked to approve the amendment of Neos’ certificate of incorporation to effect a reverse stock split at a ratio within the range of 1-for-2 to 1-for-20 (in the form attached as Annex F to this joint proxy statement/prospectus) if the merger proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason (with the exact ratio to be determined in the discretion of the Neos Board and with such reverse stock split to be effected at such time and date as determined by the Neos Board in its sole discretion) (the “reverse stock split proposal”) which, for the avoidance of doubt, is not a proposal in connection with the merger proposal. Approval of the reverse stock split proposal requires the affirmative vote of the majority of the outstanding shares of Neos common stock entitled to vote thereon. Neos stockholders will also be asked to approve the adjournment or postponement from time to time of the Neos special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Neos special meeting, or any adjournment or postponement thereof, to approve the merger proposal and/or the reverse stock split proposal (the “Neos adjournment proposal”). Approval of the Neos adjournment proposal requires the affirmative vote of a majority of the votes properly cast on such matter at the Neos special meeting by holders of shares of Neos common stock (assuming a quorum is present). A majority of the votes cast means that the number of votes cast “FOR” the Neos adjournment proposal must exceed the number of votes cast “AGAINST.” It is important that Neos stockholders vote their shares of Neos common stock on each of these matters, regardless of the number of shares owned.

This document is being delivered to you as both a joint proxy statement of Aytu and Neos and a prospectus of Aytu in connection with the merger and the Common Stock Issuance. This document is the proxy statement by which the Aytu board of directors (the “Aytu Board”), is soliciting proxies from Aytu stockholders to vote at the Aytu special meeting, or at any adjournment or postponement of the Aytu special meeting, on the approval of the Common Stock Issuance, and the approval of the Aytu adjournment proposal. In addition, this document is the prospectus of Aytu pursuant to which Aytu will issue shares of Aytu common stock as the merger consideration, as described in the section entitled “The Merger Agreement — Merger Consideration.” This document is also the proxy statement by which the Neos Board is soliciting proxies from Neos stockholders to vote at the Neos special meeting, or at any adjournment or postponement of the Neos special meeting, on the approval of the merger proposal, the approval of the reverse stock split proposal and the approval of the Neos adjournment proposal.

Q:	Who is entitled to vote at the Neos special meeting?

A:	All holders of shares of Neos common stock who held shares at the record date for the Neos special meeting (the close of business on [●]) are entitled to receive notice of, and to vote at, the Neos special meeting. As of the close of business on [●], there were [●] shares of Neos common stock outstanding. Each holder of shares of Neos common stock is entitled to one vote for each share of Neos common stock owned at the record date. In addition, the Neos stockholders list will be available for inspection during the Neos special meeting at www.virtualshareholdermeeting.com/NEOS2021SM.

Q:	Who is entitled to vote at the Aytu special meeting?

A:	All holders of shares of Aytu common stock who held shares at the record date for the Aytu special meeting (the close of business on [●]) are entitled to receive notice of, and to vote at, the Aytu special meeting. As of the close of business on [●], there were [●] shares of Aytu common stock outstanding. Each holder of shares of Aytu common stock is entitled to one vote for each share of Aytu common stock owned at the record date.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name with Aytu’s or Neos’ transfer agent, you are considered, with respect to those shares, a “stockholder of record.” If you are a stockholder of record, you have the right to vote virtually at the Aytu and Neos special meetings.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in street name. In that case, these proxy materials have been forwarded to you by your broker, bank, or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record on how to vote your shares.

Brokerage firms and other intermediaries holding shares of Neos common stock and Aytu common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. When a broker, bank, or other nominee has discretion to vote on one or more proposals at a meeting but does not have discretion to vote on other matters at the meeting, the broker, bank, or other nominee will inform the inspector of election that it does not have the authority to vote on the “non-discretionary” matters with respect to shares held for beneficial owners which did not provide voting instructions with respect to the “non-discretionary” matters. This situation is commonly referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of establishing a quorum to conduct business at the Aytu special meeting, but not for determining the number of shares voted “FOR,” “AGAINST,” or “ABSTAIN” with respect to any matters. Broker non-votes will not be counted for purposes of establishing a quorum to conduct business at the Neos special meeting.

In the absence of timely directions, your broker will have discretion to vote your shares on the approval of the Aytu name change proposal and approval of the Aytu adjournment proposal, in the case of holders of shares of Aytu common stock, or on the approval of the Neos reverse stock split proposal and of the Neos adjournment proposal, in the case of holders of shares of Neos common stock, which are “discretionary” matters. Your broker will not have discretion to vote on the merger proposal or the approval of the merger consideration, which are “non-discretionary” matters, absent direction from you.

Q:	Is my vote important?

A:	Yes, your vote is very important. If you do not submit a proxy or vote virtually at the Aytu or Neos special meetings, it will be more difficult for Aytu and Neos to obtain the necessary quorums to hold their respective meetings.

In addition, for Neos stockholders, because the merger proposal (i) requires the affirmative vote of the holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon and (ii) is considered a “non-discretionary” matter, a Neos stockholder’s abstention from voting, the failure of a Neos stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Neos stockholder to vote will have the same effect as a vote “AGAINST” the merger proposal. The reverse stock split proposal requires the affirmative vote of a majority of the outstanding shares of Neos common stock entitled to vote thereon. Accordingly, a Neos stockholder’s abstention from voting on the reverse stock split proposal will have the same effect as a vote “AGAINST” the reverse stock split proposal. The reverse stock split proposal is considered a “discretionary” matter. Therefore, a broker may vote shares of Neos common stock held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal. The Neos adjournment proposal requires the affirmative vote of a majority of the votes properly cast on such matter at the Neos special meeting by holders of shares of Neos common stock. For purposes of the Neos adjournment proposal, “votes properly cast” on the proposal consist of votes “for” or “against” the proposal. Accordingly, a Neos stockholder’s abstention from voting on the Neos adjournment proposal will have no effect on the approval of the proposal. The Neos adjournment proposal is considered a “discretionary” matter. Therefore, a broker may vote shares of Neos common stock held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

An Aytu stockholder’s abstention from voting on the merger consideration will have no effect on the approval of the proposal. Because the approval of the merger consideration is a “non-discretionary” matter, broker non-votes will have no effect on the approval of the stock issuance proposal because this failure to vote is not considered “votes cast.” An Aytu stockholder’s abstention from voting on the Aytu name change proposal or the Aytu adjournment proposal will have the same effect as a vote “AGAINST” the approval of those proposals. The approval of the Aytu name change proposal and the Aytu adjournment proposal are “discretionary” matters and, therefore, no broker non-votes are expected to exist with respect to those proposals.

The Neos Board recommends that Neos stockholders vote “FOR” the merger proposal, “FOR” the reverse stock split proposal and “FOR” the Neos adjournment proposal, and the Aytu Board recommends that Aytu stockholders vote “FOR” the approval of the Merger Agreement, “FOR” the approval of the Aytu name change proposal and “FOR” the approval of the Aytu adjournment proposal.

Q:	What will happen in the merger?

A:	At the effective time of the merger (the “Effective Time”), Merger Sub will be merged with and into Neos. Neos will be the surviving corporation in the merger and will be a wholly-owned subsidiary of Aytu following completion of the merger. Neos will no longer be a publicly traded corporation and Neos’ shares will be removed from Nasdaq Global and deregistered under the Exchange Act.

Q:	What will Neos stockholders receive in the merger?

A:	If the merger is completed, each share of Neos common stock issued and outstanding as of the Effective Time, other than Excluded Shares (as defined below), will automatically be cancelled and converted into the right to receive (1) 0.1088 shares of Aytu common stock (provided that the Exchange Ratio is subject to a downward adjustment based on the Bridge Note Adjustment) and (2) any cash, in lieu of fractional shares of Aytu common stock, as described in more detail in this joint proxy statement/prospectus in the section entitled “The Merger Agreement — Merger Consideration.” Shares of Neos common stock that are owned by Aytu or Neos (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (the “Excluded Shares”).

Q:	What is the value of the merger consideration?

A:	In the merger, each share of Neos common stock issued and outstanding at the Effective Time will be cancelled and converted into the right to receive, for each share of Neos common stock they own as of immediately prior to the completion of the merger, other than Excluded Shares, (1) 0.1088 shares of Aytu common stock (provided that the Exchange Ratio is subject to a downward adjustment based on the Bridge Note Adjustment) and (2) any cash, in lieu of fractional shares of Aytu common stock, as described in the section entitled “The Merger Agreement — Merger Consideration.”

The merger consideration will be reduced by certain deductions as described in the Merger Agreement, including the amount of outstanding indebtedness of Neos owed to Aytu pursuant to the Bridge Loan as of the Effective Time. Because the Exchange Ratio is fixed (subject to the Bridge Note Adjustment) and will not be adjusted for changes in the market price of either Aytu common stock or Neos common stock between the date of signing of the Merger Agreement and the Closing Date of the merger, the market value of the merger consideration to Neos stockholders will fluctuate with the market price of the Aytu common stock and will not be known at the time that Neos stockholders vote on the merger proposal. Based on the Aytu common stock price of $6.83 per share on December 9, 2020, the last full trading day prior to execution of the Merger Agreement, the implied value of the merger consideration to Neos stockholders was approximately $37.8 million. On [●], 2021, the latest practicable trading day before the date of this joint proxy statement/prospectus, the closing price of Aytu common stock on the Nasdaq was $[●] per share, resulting in an implied value of the merger consideration to Neos stockholders of approximately $[●] million. See the section entitled “Risk Factors — Risks Related to the Merger.”

Q:	What happens if Neos incurs indebtedness from Aytu under the Bridge Note?

A:	As described in this joint proxy statement/prospectus, in connection with the execution of the Merger Agreement, Aytu and Neos entered into a bridge commitment letter (the “Bridge Commitment Letter”) whereby Aytu agreed to lend Neos up to $5,000,000 on the terms of the Bridge Note and a registration rights agreement reflecting certain terms set forth in the commitment letter. Aytu’s obligation to advance loans under the Bridge Note is subject to certain conditions, including no default under the Bridge Note and no default under certain other secured debt of Neos. In the event that Aytu makes advances to Neos under the Bridge Note, the Exchange Ratio shall be adjusted by reducing the Exchange Ratio downward by an amount equal to 0.00011 for every $100,000 of financing funded to Neos under the Bridge Note between the date of the Merger Agreement and such date. For example, if Neos receives bridge financing in the amount of $1 million from Aytu, the Exchange Ratio will be reduced by 0.0011 such that, if the merger is completed, each share of Neos common stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares) will automatically be converted into the right to receive (1) 0.1077 shares of Aytu common stock and (2) any cash in lieu of fractional shares of Aytu common stock. If the merger is not consummated and the Merger Agreement is terminated, at any time beginning 30 days following such termination, Aytu will have the right to elect to convert the aggregate amount of the outstanding principal of the Bridge Note, plus interest accrued on that principal, at a conversion price equal to the greater of $0.50 per share of Neos common stock and 90% of the then current share price of Neos common stock (calculated based on the arithmetic average of the volume weighted average price per share for the thirty (30) trading days immediately preceding the date of conversion, adjusted in the case of any stock split, stock combination, reclassification, stock dividend, recapitalization or similar transaction) in to shares of Neos common stock. If Aytu elects not to convert the principal and accrued interest outstanding under the Bridge Note, Aytu would continue to be an unsecured lender to Neos with rights that are subordinated to the prior payment in full and other rights of Neos’ existing senior lenders. See the section entitled “Summary – Bridge Financing.”

Q:	Will Aytu be entitled to receive merger consideration in the event that Neos receives bridge financing from Aytu pursuant to the Bridge Note and Aytu elects to convert the principal and accrued interest prior to the special meetings of the Aytu and Neos stockholders?

A:	No. In the event the merger is consummated, the Bridge Note will be terminated and any loans made under the Bridge Note will be cancelled. Aytu will not be entitled to convert its rights under the convertible note into merger consideration. See the section entitled “Summary – Bridge Financing.”

Q:	Are Neos stockholders entitled to exercise dissenters or appraisal rights instead of receiving merger consideration?

A:	No. The Merger Agreement provides that no dissenters’ or appraisal rights will be available with respect to the merger. Furthermore, under the appraisal rights provisions of the Delaware General Corporation Law (“DGCL”) Neos stockholders are not entitled to exercise the right of objecting stockholders to receive payment of the fair value of their shares because shares of Neos common stock are listed on a national securities exchange. See the section entitled “Summary – The Merger - No Appraisal Rights.”

Q:	Will my percentage share of the merger consideration be reduced if the Deerfield Lenders exercise their conversion rights?

A:	Yes. The lenders under the Facility Agreement, dated as of May 11, 2016 (as amended, the “Deerfield Facility Agreement”) by and among Neos and the lenders party thereto(the “Deerfield Lenders”), are existing senior secured lenders of Neos. Certain of the indebtedness of Neos the Deerfield Lenders hold contains conversion features whereby the Deerfield Lenders can convert the principal and accrued interest outstanding under the indebtedness into shares of Neos common stock. As of the date of this joint proxy/prospectus, the outstanding principal balance owed to the Deerfield Lenders is approximately $31.9 million. Although the conversion price under such indebtedness exceeds the current trading price of the Neos common stock, in the event the Deerfield Lenders elect to convert the indebtedness ($[●]) into shares of Neos common stock, they would receive approximately [●] shares of Neos common stock which would represent [●]% of the merger consideration payable to all Neos stockholders.

Q:	What will be the respective ownership percentages of former Neos stockholders and Aytu stockholders in the combined company?

A:	Based on the number of shares of Aytu common stock anticipated to be immediately issued to Neos stockholders upon closing of the merger (which could be impacted by changes in the Neos stock price leading to exercise of options not otherwise being assumed by Aytu or by additional issuances of Neos common stock that Aytu may consent to) and the number of shares of Aytu common stock outstanding as of December 31, 2020, it is expected that, immediately after completion of the merger, former Neos stockholders are expected to own approximately 24% of the outstanding shares of Aytu common stock and existing Aytu stockholders are expected to own approximately 76% of the outstanding shares of Aytu common stock.

Q:	Will the shares of Aytu common stock issued in the Common Stock Issuance be listed on Nasdaq?

A:	Aytu has applied to have the shares issued as merger consideration to be listed on Nasdaq.

Q:	Will the Issuance of the Common Stock Issuance be dilutive to existing Aytu stockholders?

A:	Yes. Aytu and Neos stockholders should be aware that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the merger, including the Common Stock Issuance. For example, shares of Aytu common stock will be reserved for issuance pursuant to the terms of certain employee stock awards currently held by Neos employees.

Q:	Will the merger consideration I receive in the merger increase if the results of operations of Neos improve or if the market price of Neos common stock increases before the Effective Time?

A:	No. At the Effective Time, each holder’s shares of Neos common stock issued and outstanding immediately prior to the completion of the merger, other than Excluded Shares, will be converted into the right to receive (1) 0.1088 shares of Aytu common stock (provided that the Exchange Ratio is subject to a downward adjustment based on the Bridge Note Adjustment) and (2) any cash in lieu of fractional shares of Aytu common stock, in exchange for each share of Neos common stock that such holder owns immediately prior to the completion of the merger. The consideration received at closing will not change based on the results of operations of Neos or the market price of Neos common stock. The total number of shares of Aytu common stock to be issued to Neos stockholders at closing will be determined pursuant to the Exchange Ratio. Under the Exchange Ratio, without taking into account the Bridge Note Adjustment, Aytu does not expect the total number of shares of Aytu common stock to be issued to exceed approximately 5,600,000.

Q:	What happens if the merger is not completed?

A:	If the merger proposal is not approved by Neos stockholders, the Common Stock Issuance is not approved by Aytu stockholders or if the merger is not completed for any other reason, Neos stockholders will not receive any payment for their shares of Neos common stock in connection with the merger. Instead, Neos will remain an independent public company, shares of Neos common stock will continue to be registered under the Exchange Act and Neos will continue to file periodic reports with the SEC. As previously disclosed, on December 29, 2020, Neos received a delisting notice from Nasdaq wherein Nasdaq indicated it intended to delist the Neos common stock from Nasdaq Global. As permitted by Nasdaq rules, Neos has filed an appeal of this decision and has requested a hearing where it intends to present its plans to regain compliance with the listing standards in the event the merger does not occur. The results of this appeal may not be successful, which would result in the Neos common stock being delisted from trading on Nasdaq Global. Therefore if the merger proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason, in an effort to avoid being delisted from trading on Nasdaq Global and to regain compliance with the applicable continued listing standards of Nasdaq Global, the Neos Board may elect to implement the reverse stock split of Neos common stock, at a ratio within the range of range of 1-for-2 to 1-for-20, with the exact ratio to be determined in the discretion of the Neos Board and with such reverse stock split to be effected at such time and date as determined by the Neos Board in its sole discretion. If the Merger Agreement is terminated under specified circumstances, Neos or Aytu, as applicable, may be required to pay to the other party a termination fee of $2,000,000 (the “termination fee”). See the section entitled “The Merger Agreement — Termination Fees” for a more detailed discussion of the termination fees. Additionally, Neos will have to repay any indebtedness it owes Aytu, which as of the date of this joint proxy statement/prospectus is $[●] and has a maturity date which is the earlier of the acceleration of the obligations evidenced thereby and November 7, 2022.

The delisting of Neos common stock would result in an immediate event of default under the Deerfield Facility Agreement and the promissory notes issued under it (the “Deerfield Notes”), permitting Deerfield to accelerate the obligations thereunder (inclusive of all prepayment fees, make-whole interest and exit payments due thereunder). Additionally, upon delisting, Neos would be prohibited from satisfying the obligations owed to Deerfield under the Deerfield Facility Agreement and the Deerfield Notes via an issuance of common stock of Neos. The acceleration of the obligations under the Deerfield Facility Agreement and the Deerfield Notes would lead to a cross-default under the Loan and Security Agreement, dated as of October 2, 2019 (as amended, the “Encina Loan Agreement,” and together with the Deerfield Facility Agreement, the “Neos’ Loan Facilities”), by and among Neos, certain affiliates of Neos party thereto and Encina Business Credit, LLC (“Encina”), thereby permitting Encina to accelerate the obligations owed to it under the Encina Loan Agreement as well.

Q:	Will Aytu have any obligations under the Debt Facility Letters if the merger is not completed?

A:	No. If the merger is not completed, Aytu does not have any obligations under the Debt Facility Letters (as defined below), nor is Aytu obligated to join the Debt Facility Letters.

Q:	What risks should I consider in deciding whether to vote in favor of the merger proposal and/or the share issuance proposal?

A:	You should carefully review the risks and uncertainties discussed under the heading “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Aytu and Neos, as an independent company, is subject.

Q:	What are Neos stockholders being asked to vote on?

A:	Neos stockholders are being asked to vote on the following three proposals:

●	to approve the merger proposal

●	to approve the reverse stock split proposal; and

●	to approve the Neos adjournment proposal.

The approval of the merger proposal by Neos stockholders is a condition to the obligations of Neos and Aytu to complete the merger. The approval of the reverse stock split proposal by Neos stockholders is not a condition to the obligations of Neos and Aytu to complete the merger. The approval of the Neos adjournment proposal is not a condition to the obligations of Neos or Aytu to complete the merger.

Neither the approval of the merger proposal nor the approval of the reverse stock split proposal by Neos stockholders is a condition for approval of the other or any of the other proposals being deliberated at the Neos special meeting. It is the intention of the Neos Board to consider the implementation of the reverse stock split proposal only if (a) the merger proposal is not approved by the Neos stockholders, (b) the merger consideration, including the Common Stock Issuance, is not approved by the Aytu stockholders or (c) the merger is ultimately not completed for any other reason, in an effort to regain compliance with the applicable continued listing standards of Nasdaq Global.

Q:	What are Aytu stockholders being asked to vote on?

A:	Aytu stockholders are being asked to vote on the following three proposals:

●	to approve the merger consideration, including the Common Stock Issuance;

●	to approve the Aytu name change proposal; and

●	to approve the Aytu adjournment proposal.

The approval of the merger consideration, including the Common Stock Issuance, by Aytu stockholders is a condition to the obligations of Neos and Aytu to complete the merger. The approval of the Aytu name change proposal and the Aytu adjournment proposal are not conditions to the obligations of Neos or Aytu to complete the merger.

Q:	Does the Neos Board recommend that Neos stockholders approve the merger proposal?

A:	Yes. The Neos Board (1) approved the execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the merger, (2) deemed it fair to, advisable and in the best interests of the Neos and its stockholders to enter into the Merger Agreement, (3) directed that the Merger Agreement be submitted to Neos stockholders for adoption and (4) resolved to recommend that Neos stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the merger. Neos Board recommends that Neos stockholders vote “FOR” the merger proposal. See the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Neos’ Reasons for the Merger; Recommendation of the Neos Board that Neos Stockholders Approve the Merger Proposal.”

Q:	Does the Neos Board recommend that Neos stockholders approve the reverse stock split proposal?

A:	Yes. The Neos Board recommends that Neos stockholders vote “FOR” the reverse stock split proposal. See the section entitled “Neos Proposal II: Approval of the Reverse Stock Split” of this joint proxy statement/prospectus.

Q:	Does the Neos Board recommend that Neos stockholders approve the Neos adjournment proposal?

A:	Yes. The Neos Board recommends that Neos stockholders vote “FOR” the Neos adjournment proposal. See the section entitled “Neos Proposal III: Adjournment of the Neos Special Meeting.”

Q:	Does the Aytu Board recommend that Aytu stockholders approve the Common Stock Issuance?

A:	Yes. The Aytu Board determined that the Common Stock Issuance is advisable, fair to and in the best interests of Aytu and its stockholders and recommends that Aytu stockholders vote “FOR” the approval of the merger consideration, including the Common Stock Issuance. See the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Aytu’s Reasons for the Merger; Recommendation of the Aytu Board that Aytu Stockholders Approve the Common Stock Issuance.”

Q:	Does the Aytu Board recommend that Aytu stockholders approve the Aytu name change proposal?

A:	Yes. The Aytu Board recommends that Aytu stockholders vote “FOR” the Aytu name change proposal. See the section entitled “Aytu Proposal II: The Aytu Name Change.”

Q:	Does the Aytu Board recommend that Aytu stockholders approve the Aytu adjournment proposal?

A:	Yes. The Aytu Board recommends that Aytu stockholders vote “FOR” the Aytu adjournment proposal. See the section entitled “Aytu Proposal III: Adjournment of the Aytu Special Meeting.”

Q:	What Neos stockholder vote is required for the approval of each proposal?

A:	Assuming a quorum is present, the following are the vote requirements for the proposals at the Neos special meeting:

●	Approval of the Merger Proposal: The affirmative vote of holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon. This proposal is a “non-discretionary” matter. Accordingly, abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

●	Approval of the Reverse Stock Split Proposal: The affirmative vote of a majority of the outstanding shares of Neos common stock entitled to vote thereon. Accordingly, a Neos stockholder’s abstention from voting on the reverse stock split proposal will have the same effect as a vote “AGAINST” the approval of this proposal. This proposal is considered a “discretionary” matter. Therefore, a broker may vote shares of Neos common stock held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

●	Approval of Neos Adjournment Proposal (if necessary): The affirmative vote of the holders of a majority of the votes properly cast at the Neos special meeting. For purposes of the Neos adjournment proposal, “votes properly cast” on the proposal consist of votes “for” or “against” the proposal. Accordingly, a Neos stockholder’s abstention from voting on the Neos adjournment proposal will have no effect on the approval of the proposal. This proposal is considered a “discretionary matter.” Therefore, a broker may vote shares of Neos common stock held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

Q:	What Aytu stockholder vote is required for the approval of each proposal at the Aytu special meeting?

A:	The following are the vote requirements for the proposals at the Aytu special meeting:

●	Approval of the Merger Consideration: The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the Common Stock Issuance will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the Common Stock Issuance proposal because these failures to vote are not considered “votes cast.”

●	Approval of the Aytu Name Change: The affirmative vote of a majority of the votes of the issued and outstanding shares of Aytu’s common stock.

●	Approval of the Aytu Adjournment Proposal (if necessary): The affirmative vote of a majority of the votes present at the Aytu special meeting by Aytu stockholders entitled to vote (whether or not a quorum, as defined under Delaware law, is present). For purposes of the Aytu adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, an Aytu stockholder’s abstention from voting on the Aytu adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The approval of the Aytu adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Aytu adjournment proposal.

Q:	What constitutes a quorum for the Neos special meeting?

A:	A majority of the outstanding shares of Neos common stock entitled to vote, present virtually or represented by proxy, will constitute a quorum for the Neos special meeting. Shares of Neos common stock whose holder’s elect to abstain from voting will be deemed present at the Neos special meeting for the purpose of determining the presence of a quorum. Broker non-votes will not be counted for the purpose of determining the presence of a quorum at the Neos special meeting.

Q:	What constitutes a quorum for the Aytu special meeting?

A:	The holders of a majority of the outstanding shares of Aytu common stock entitled to vote being present virtually or represented by proxy will constitute a quorum for the Aytu special meeting. Shares of Aytu common stock whose holders elect to abstain from voting will be deemed present at the Aytu special meeting for the purpose of determining the presence of a quorum. Broker non-votes will be counted for the purpose of determining the presence of a quorum.

Q:	What if I hold shares in both Neos and Aytu?

A:	If you are both a Neos stockholder and an Aytu stockholder, you will receive separate packages of proxy materials from each company. A vote as a Neos stockholder for the approval of the merger proposal, the reverse stock split proposal or the Neos adjournment proposal will not constitute a vote as an Aytu stockholder to approve the Common Stock Issuance (or any other proposal to be considered at the Aytu special meeting), and vice versa. Therefore, please complete, sign and date and return all proxy cards and/or voting instruction forms that you receive from Neos or Aytu, or submit your proxy or voting instructions for each set of voting materials over the Internet or by telephone in order to ensure that all of your shares are voted.

Q:	Have any stockholders committed to vote for the transactions contemplated by the Merger Agreement?

A:	The officers and directors of Neos and the officers and directors of Aytu have committed to vote for the certain proposals to be made at the Neos special meeting and Aytu special meeting, as applicable pursuant to certain voting agreements, as described in more detail in the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration – Voting Agreements.”

Q:	When and where is the Neos special meeting?

A:	The Neos special meeting will be held on [●], 2021, at 10:00 a.m., Eastern Time, unless adjourned or postponed to a later date. In light of the COVID-19 pandemic and to support the well-being of Neos stockholders and partners, the Neos special meeting will be completely virtual. Stockholders of Neos will be able to attend the Neos special meeting and vote online by visiting www.virtualshareholdermeeting.com/NEOS2021SM. We encourage you to allow reasonable time for online check-in, which begins at 9:45 a.m., Eastern Time on [●], 2021. Please note that you will not be able to attend the Neos special meeting in person. Stockholders may only participate online.

Q:	When and where is the Aytu special meeting?

A:	The Aytu special meeting will be held on [●] at 10:00 a.m., Mountain Time at www.virtualshareholdermeeting.com/AYTU2021, unless adjourned or postponed to a later date. In light of the COVID-19 pandemic and to support the well-being of Aytu stockholders and partners, the special meeting will be completely virtual.

Q:	How can a Neos stockholders attend the Neos special meeting?

A:	Neos is hosting the Neos special meeting virtually via www.virtualshareholdermeeting.com/NEOS2021SM. Please note that you will not be able to attend the Neos special meeting in person. If you are a Neos stockholder of record, you will be asked to provide the 16-digit control number included in your proxy card in order to enter the Neos special meeting. If you own your shares of Neos common stock in “street name,” meaning through a broker, bank or other nominee holder of record, and you wish to vote at the Neos stockholder meeting, you must obtain a signed legal proxy from your bank, broker or other nominee of record giving you the right to vote the shares at the Neos special meeting. The Neos special meeting will begin online promptly at 10:00 a.m., Eastern Time on [●], 2021. We encourage you to allow reasonable time for online check-in, which begins at 9:45 a.m. Eastern Time.

Q:	Why is the Neos special meeting a virtual meeting?

A:	Neos has decided to hold the special meeting virtually due to the COVID-19 pandemic; Neos is sensitive to the public health and travel concerns of Neos stockholders and employees and the protocols that federal, state and local governments may impose. Neos believes that hosting a virtual meeting will enable greater stockholder attendance and participation from any location around the world.

Q:	What if during the Neos check-in time or during the Neos special meeting I have technical difficulties or trouble accessing the virtual meeting website?

A:	Technicians will be ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website log-in page at www.virtualshareholdermeeting.com/NEOS2021SM.

Q:	How do I vote my shares at the Neos special meeting?

A:	Via the Internet or by Telephone

If you hold shares of Neos common stock directly in your name as a stockholder of record, you may vote by accessing the website specified on your proxy card or by telephone by following the instructions on your proxy card. In order to vote your shares via the Internet or by telephone, you will need the 16-digit control number on your proxy card (which is unique to each Neos stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone, 24 hours a day, seven days a week, and must be received by 11:59 p.m., Eastern Time, on [●], 2021.

If you hold shares of Neos common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you may submit voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Neos common stock directly in your name as a stockholder of record, in order to vote by mail, you may submit a proxy card. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided. Broadridge Financial Solutions, Inc. (“Broadridge”) must receive your proxy card by mail no later than 11:59 p.m., Eastern Time, on [●], 2021.

If you hold shares of Neos common stock in “street name,” meaning through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

At the Neos Special Meeting

If you hold shares of Neos common stock directly in your name as a stockholder of record, you may vote your shares electronically during the Neos special meeting. Please note that you will not be able to attend the Neos special meeting in person. In order to attend the virtual-only meeting, you will need your 16-digit control number that is shown on your proxy card. Stockholders of record also may be represented by another person at the Neos special meeting by executing a legal proxy designating that person who may enter the Neos special meeting portal with the instructions on the legal proxy.

If you hold shares of Neos common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a signed legal proxy from broker, bank or other nominee holder of record giving you the right to vote the shares of Neos common stock at the Neos special meeting and present such signed legal proxy at the Neos special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record. Please note that even if you plan to attend the Neos special meeting online, Neos recommends that you vote using the enclosed Neos proxy card in advance, to ensure that your shares will be represented. If you wish to vote at the special meeting, you can participate in the virtual special meeting and vote your shares using the on-screen instructions provided by the host.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to participate in the Neos special meeting online, Neos encourages you to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to participate in the Neos special meeting.

If you attend the Neos special meeting and vote online, any votes that you previously submitted — whether via the Internet, by telephone or by mail — will be revoked and superseded by the vote that you cast at the Neos special meeting. Your attendance at the Neos special meeting alone will not revoke any proxy previously given.

Whether your proxy is submitted via the Internet, by telephone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Neos special meeting, your shares will be voted at the Neos special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

Q:	If I submit a proxy, how will my shares covered by the proxy be voted at the Neos special meeting?

A:	If you correctly submit your vote via the Internet, by telephone or by mail, the officers and directors of Neos named in your proxy card will vote your shares of Neos common stock in the manner you requested.

Q:	If I return a blank proxy, how will my shares be voted at the Neos special meeting?

A:	If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Neos Board recommends, which is:

●	“FOR” the merger proposal

●	“FOR” the reverse stock split proposal; and

●	“FOR” the Neos adjournment proposal.

However, if you indicate that you wish to vote against the merger proposal and leave the other proposals blank, your shares will be voted in favor of the other proposals for which you did not indicate how you would like to vote. If you indicate that you wish to vote against the reverse stock split proposal, or against the Neos adjournment proposal, and leave the other proposals blank, your shares will (1) not be voted in favor of the merger proposal (if you did not indicate how you would like to vote on the merger proposal) and (2) be voted in favor of the Neos adjournment proposal, or the reverse stock split proposal, as applicable (if you did not indicate how you would like to vote on such proposal).

Q:	How can Aytu stockholders attend the Aytu special meeting?

A:	Aytu is hosting the Aytu special meeting virtually via www.[●].com. Please note that you will not be able to attend the Aytu special meeting in person. If you are a stockholder of record, you may vote your shares virtually at the Aytu special meeting. Stockholders may only participate online and must pre-register. In order to attend the virtual-only meeting, you will need to pre-register by 10:00 AM, Eastern Time on [●], 2021. To pre-register for the Aytu special meeting, please follow these instructions:

●	If your shares are registered in your name with Aytu’s transfer agent and you wish to attend the Aytu special meeting, please go to www.virtualshareholdermeeting.com/AYTU2021, enter the control number you received on your Aytu proxy card to access the voting page, then click on the “Click here to pre-register for the online meeting” link at the top of the page.

●	If you do not have your proxy card, you may pre-register to attend the Aytu special meeting by emailing your proof of ownership of shares of Aytu capital stock as of [●], 2021 to [●].com. After pre-registering, and upon verification of your ownership, you will receive a confirmation email prior to the Aytu special meeting with instructions for attending the Aytu special meeting online.

●	If your shares are not registered in your name with Aytu’s transfer agent, but you are a beneficial owner and your shares are held by a broker, bank, financial institution or other nominee of record in “street name” as of [●], 2021, you may pre-register to attend the Aytu special meeting by emailing [●].com and attaching evidence that you beneficially owned shares of Aytu capital stock as of [●], 2021, which evidence may consist of a copy of the Voting Instruction Form (or Notice) provided by your broker, bank, financial institution or other nominee of record, an account statement, or a letter or legal proxy from such custodian. After pre-registering, and upon verification of your ownership, you will receive a confirmation email prior to the special meeting with instructions for attending the Aytu special meeting online.

●	If you hold your Aytu capital stock in “street name,” you must obtain the appropriate documents from your broker, bank, or other nominee holder of record, giving you the right to vote the shares at the Aytu special meeting. For beneficial owners of shares of Aytu capital stock held in “street name,” in addition to providing identification as outlined for record holders above, you will need a legal proxy from your broker or a recent brokerage statement or letter from your broker reflecting your stock ownership as of the record date. Please note, however, that unless you have a legal proxy from your bank, broker or other nominee, you will not be able to vote any shares held in street name virtually at the Aytu special meeting. Please note that even if you plan to attend the Aytu special meeting, Aytu recommends that you vote using the enclosed proxy card in advance, to ensure that your shares will be represented.

Q:	Why is the Aytu special meeting a virtual meeting?

A:	Aytu has decided to hold the special meeting virtually due to the COVID-19 pandemic; Aytu is sensitive to the public health and travel concerns of Aytu stockholders and employees and the protocols that federal, state and local governments may impose. Aytu believes that hosting a virtual meeting will enable greater stockholder attendance and participation from any location around the world.

Q:	What if during the Aytu check-in time or during the Aytu special meeting I have technical difficulties or trouble accessing the virtual meeting website?

A:	If you encounter any difficulties accessing the Aytu virtual meeting during the pre-registration, check-in or meeting time, please call the technical support number that will be posted on the Aytu virtual stockholder meeting log in page.

Q:	How do I vote my shares at the Aytu special meeting?

A:	Via the Internet or by Telephone

If you hold shares of Aytu common stock directly in your name as a stockholder of record, you may vote via the Internet or by telephone by following the instructions on the enclosed proxy card. In order to vote your shares via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Aytu stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone, 24 hours a day, seven days a week, and must be received by 11:59 p.m., Eastern Time, on [●], 2021.

If you hold shares of Aytu common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you may submit voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Aytu common stock directly in your name as a stockholder of record, in order to vote by mail, you may submit a proxy card. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided. Broadridge must receive your proxy card by mail by 11:59 p.m., Eastern Time, on [●], 2021.

If you hold shares of Aytu common stock in “street name,” meaning through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

At the Aytu Special Meeting

If you hold shares of Aytu common stock directly in your name as a stockholder of record, you may vote your shares electronically during the virtual Aytu special meeting. Please note that you will not be able to attend the Aytu special meeting in person. If you are a stockholder of record, you may vote your shares virtually at the Aytu special meeting. Stockholders may only participate online and must pre-register. In order to attend the virtual-only meeting, you will need to pre-register by 10:00 AM, Eastern Time on [●], 2021. Stockholders of record also may be represented by another person at the Aytu special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the judge of election with the applicable ballot at the Aytu special meeting.

If you hold shares of Aytu common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote at the Aytu special meeting online. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the Aytu special meeting online, Aytu encourages you to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Aytu special meeting.

If you attend the Aytu special meeting and vote online, any votes that you previously submitted — whether via the Internet, by telephone or by mail — will be revoked and superseded by the vote that you cast at the Aytu special meeting. Your attendance at the Aytu special meeting alone will not revoke any proxy previously given.

Whether your proxy is submitted via the Internet, by telephone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Aytu special meeting, your shares will be voted at the Aytu special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

Q:	How will my shares be represented at the Aytu special meeting?

A:	If you correctly submit your proxy via the Internet, by telephone or by mail, the persons named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Aytu Board recommends, which is:

●	“FOR” the merger consideration proposal, including the Common Stock Issuance;

●	“FOR” the Aytu name change proposal; and

●	“FOR” the approval of the Aytu adjournment proposal.

However, if you indicate that you wish to vote against the Common Stock Issuance and leave the other proposals blank, your shares will not be voted in favor of the other proposals.

Q:	Can I revoke my proxy or change my voting instructions for Aytu common stock?

A:	Yes. You may revoke your proxy or change your vote at any time before the closing of the polls at the Aytu special meeting.

If you are a stockholder of record at the record date for the Aytu special meeting (the close of business on [●]), you can revoke your proxy or change your vote by:

●	filing a written notice of revocation bearing a later date than the proxy with Aytu’s Corporate Secretary either before or at the Aytu special meeting at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112;

●	duly executing a later-dated proxy relating to the same shares and delivering it to Aytu’s Corporate Secretary either before or at the Aytu special meeting and before the taking of the vote, at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112;

●	attending the Aytu special meeting virtually and voting online (although attendance at the meeting will not in and of itself constitute a revocation of a proxy); or

●	if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on [●](your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote at the Aytu special meeting online.

Q:	Can I revoke my proxy or change my voting instructions for Neos common stock?

A:	Yes. You may revoke your proxy or change your vote at any time before the closing of the polls at the Neos special meeting.

If you are a stockholder of record at the record date for the Neos special meeting (the close of business on [●], 2021), you can revoke your proxy or change your vote by:

●	filing a written notice of revocation bearing a later date than the proxy with Neos’ Corporate Secretary at Neos’ principal executive offices, located at 2940 N. Highway 360, Grand Prairie, TX 75050. Your notice must be received by Neos’ Corporate Secretary before [●], 2021;

●	duly executing a later-dated proxy relating to the same shares and delivering it to Neos’ Corporate Secretary at Neos’ principal executive offices, located at 2940 N. Highway 360, Grand Prairie, TX 75050. Your new proxy card must be received by Neos’ Corporate Secretary before [●], 2021;

●	attending the Neos special meeting virtually, (or, if the Neos special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting online (which automatically will cancel any proxy previously given, although online attendance at the meeting will not in and of itself constitute a revocation of a proxy); or

●	if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on [●], 2021 (your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote at the Neos special meeting virtually.

Q:	What happens if I sell my shares of Neos common stock after the record date but before the Neos special meeting?

A:	The record date for the Neos special meeting (the close of business on [●]) is earlier than the date of the Neos special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Neos common stock after the record date but before the date of the Neos special meeting, you will, unless the transferee obtains a proxy from you, retain your right to vote at the Neos special meeting. However, you will not have the right to receive the merger consideration to be received by Neos stockholders in the merger. In order to receive the merger consideration, you must hold your shares of Neos common stock immediately prior to completion of the merger.

Q:	What happens if I sell my shares of Aytu common stock after the record date but before the Aytu special meeting?

A:	The record date for the Aytu special meeting (the close of business on [●]) is earlier than the date of the Aytu special meeting. If you sell or otherwise transfer your shares of Aytu stock after the record date but before the date of the Aytu special meeting, you will, unless the transferee obtains a proxy from you, retain your right to vote at the Aytu special meeting.

Q:	Where can I find the voting results of the Neos special meeting?

A:	If available, Neos may announce preliminary voting results at the conclusion of the Neos special meeting. Neos intends to publish final voting results in a Current Report on Form 8-K to be filed with the SEC following the Neos special meeting. All reports that Neos files with the SEC are publicly available when filed. For more information, please see the section entitled “Where You Can Find Additional Information.”

Q:	Where can I find the voting results of the Aytu special meeting?

A:	The preliminary voting results will be announced at the Aytu special meeting. In addition, within four business days following certification of the final voting results, Aytu intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Is completion of the merger subject to any conditions?

A:	Yes. Completion of the merger is subject to customary closing conditions, including, among other conditions, (1) the approval of the merger proposal by a majority of the holders of the outstanding shares of Neos common stock entitled to vote thereon, (2) approval of the issuance of Aytu common stock by a majority of the votes cast by Aytu stockholders on the matter, (3) that the conditions to the Debt Facility Letters (as defined below), other than the closing, have been satisfied or shall be satisfied contemporaneously as of the time of closing, and that the lenders do not dispute the satisfaction thereof, (4) accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (5) the absence of a material adverse effect of either party and (6) compliance in all material respects with each party’s obligations under the Merger Agreement.

Q:	When do you expect to complete the merger?

A:	As of the date of this joint proxy statement/prospectus, Neos and Aytu expect to complete the merger as early as the end of Aytu’s third fiscal quarter of 2021 (the quarter ending March 31, 2021), subject to the satisfaction or waiver of all conditions to closing prior to completion of the merger. However, no assurance can be given as to when, or if, the merger will be completed.

Q:	Is the merger intended to be taxable to Neos stockholders?

A:	It is intended that the transaction will not be taxable to Neos stockholders (except to the extent of cash received in lieu of fractional shares) because the merger is expected to qualify as a “reorganization” under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). For a discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus in its entirety, including its annexes. Then, please promptly vote your shares of Neos common stock and/or shares of Aytu common stock, as applicable, which you may do by:

●	completing, dating, signing and returning the enclosed proxy card for the applicable company in the accompanying postage-paid return envelope;

●	submitting your proxy via the Internet or by telephone by following the instructions included on your proxy card for such company; or

●	attending the applicable special meeting and voting online.

If you hold shares in “street name” through a broker, bank or other nominee holder of record, please instruct your broker, bank or other nominee holder of record to vote your shares by following the instructions that the broker, bank or other nominee holder of record provides to you with these materials.

Q:	Should I send in my Neos share certificates now?

A:	No. Neos stockholders should not send in their share certificates at this time. After completion of the merger, Aytu’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Neos common stock for the merger consideration. The shares of Aytu common stock you receive in the merger will be issued in book-entry form and, unless otherwise requested, physical certificates will not be issued. See the section entitled “The Merger Agreement — Procedures for Surrendering Neos Stock Certificates.”

Q:	Who will solicit and pay the cost of soliciting proxies for the Aytu special meeting?

A:	Aytu will bear all costs and expenses in connection with the solicitation of proxies for the Aytu special meeting, including the costs of preparing, printing and mailing this joint proxy statement/prospectus. Aytu has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies for the Aytu special meeting and provide related advice and informational support for a total cost to Aytu of up to $33,000. Aytu also agreed to indemnify The Proxy Advisory Group, LLC against certain losses, damages and expenses.

In addition to solicitation of proxies for the Aytu special meeting by mail, directors, officers and employees of Aytu or its subsidiaries may solicit proxies from Aytu stockholders by telephone, facsimile, email, personal interview or other means. Directors, officers and employees of Aytu will not receive additional compensation for their solicitation activities but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation of proxies for the Aytu special meeting. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses. Aytu will pay the costs associated with the Aytu special meeting and solicitation of proxies for the Aytu special meeting, including the costs of mailing the proxy materials.

Q:	Who will solicit and pay the cost of soliciting proxies for the Neos special meeting?

A:	Neos will bear all costs and expenses in connection with the solicitation of proxies for the Neos special meeting, including the costs of preparing, printing and mailing this joint proxy statement/prospectus. Neos has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Neos special meeting and provide related advice and informational support for a total cost to Neos of approximately $12,500 plus the reimbursement of reasonable and customary expenses. Neos also agreed to indemnify MacKenzie Partners, Inc. against certain losses, damages and expenses.

In addition to solicitation of proxies for the Neos special meeting by mail, directors, officers and employees of Neos or its subsidiaries may solicit proxies from Neos stockholders by telephone, facsimile, email, personal interview or other means. Directors, officers and employees of Neos will not receive additional compensation for their solicitation activities but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation of proxies for the Neos special meeting. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses. Neos will pay the costs associated with the Neos special meeting and solicitation of proxies for the Neos special meeting, including the costs of mailing the proxy materials.

Q:	What do I do if I receive more than one set of Aytu voting materials?

A:	You may receive more than one set of voting materials for the Aytu special meeting, including multiple copies of this joint proxy statement/prospectus, proxy cards and/or voting instruction forms. This can occur if your shares of Aytu common stock are held in more than one account (e.g., through different brokers or nominees), if you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, and in certain other circumstances. Each proxy card or voting instruction form only covers those shares of Aytu common stock held in the applicable account. If you receive more than one set of voting materials, each should be voted and/or returned separately in order to ensure that all of your shares of Aytu common stock are voted.

Q:	What do I do if I receive more than one set of Neos voting materials?

A:	You may receive more than one set of voting materials for the Neos special meeting, including multiple copies of this joint proxy statement/prospectus, proxy cards and/or voting instruction forms. This can occur if your shares of Neos common stock are held in more than one account (e.g., through different brokers or nominees), if you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, and in certain other circumstances. Each proxy card or voting instruction form only covers those shares of Neos common stock held in the applicable account. If you receive more than one set of voting materials, each should be voted and/or returned separately in order to ensure that all of your shares of Neos common stock are voted.

Q:	If I am an Aytu stockholder, whom should I call with questions?

A:	If you have any questions about the Merger Agreement, the merger, the merger consideration, including the Common Stock Issuance, the proposal to approve the merger consideration, the Aytu adjournment proposal or the Aytu special meeting or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your shares of Aytu stock, you should contact Aytu’s proxy solicitor, The Proxy Advisory Group, LLC, by telephone at (212) 616-2180.

Q:	If I am a Neos stockholder, whom should I call with questions?

A:	If you have any questions about the Merger Agreement, the merger, the merger proposal, the Neos adjournment proposal, the reverse stock split proposal, the Neos special meeting, or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your shares of Neos common stock, you should contact Neos’ proxy solicitor, MacKenzie Partners, Inc., by telephone at (800) 322-2885.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents attached to or referred to in this joint proxy statement/prospectus in order to fully understand the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement. See the section entitled “Where You Can Find More Information.”

The Companies

Aytu

Aytu was incorporated as Rosewind Corporation on August 9, 2002 in the State of Colorado. Aytu was re-incorporated in the state of Delaware on June 8, 2015. Aytu is a commercial-stage specialty pharmaceutical company focused on commercializing novel products that address significant healthcare needs in both prescription and consumer health categories. Through Aytu’s heritage prescription business, Aytu markets a portfolio of prescription products addressing large primary care and pediatric markets. The primary care portfolio includes (i) Natesto®, the only FDA-approved nasal formulation of testosterone for men with hypogonadism (low testosterone, or “Low T”), (ii) ZolpiMist™, the only FDA-approved oral spray prescription sleep aid, and (iii) Tuzistra® XR, the only FDA-approved 12-hour codeine-based antitussive syrup.

Aytu’s prescription pediatric portfolio includes; (i) Cefaclor, a second-generation cephalosporin antibiotic suspension; (ii) Karbinal® ER, an extended release antihistamine suspension indicated to treat numerous allergic conditions; and (iii) Poly-Vi-Flor® and Tri-Vi-Flor®, two complementary prescription fluoride-based supplement product lines containing combinations of fluoride and vitamins in various formulations for infants and children with fluoride deficiency.

Aytu leverages its internal commercial infrastructure and national sales force to sell its primary care and pediatric prescription portfolio.

In February 2020, Aytu acquired Innovus Pharmaceuticals (“Innovus”), a specialty pharmaceutical company commercializing, licensing and developing safe and effective consumer healthcare products designed to improve health and vitality. Innovus commercializes over twenty consumer health products competing in large healthcare categories including diabetes, men’s health, sexual wellness and respiratory health. The Innovus product portfolio is commercialized through direct-to-consumer and e-commerce marketing channels utilizing its proprietary Beyond Human® marketing platform.

Aytu common stock is listed on the Nasdaq Capital Market under the symbol “AYTU.” The principal executive offices of Aytu are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112; its telephone number is (720) 437-6580; and its website is www.aytubio.com. Information on Aytu’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus. Additional information about Aytu is included in documents incorporated by reference in this document. See the section entitled “Where You Can Find More Information.”

Neos

Neos’s predecessor company was incorporated in Texas on November 30, 1994 as PharmaFab, Inc. and subsequently changed its name to Neostx, Inc. On June 15, 2009, Neos completed a reorganization pursuant to which substantially all of the capital stock of Neostx, Inc. was acquired by a newly formed Delaware corporation, named Neos Therapeutics, Inc. The remaining capital stock of Neostx, Inc. was acquired by Neos on June 29, 2015, and Neostx, Inc. was merged with and into Neos Therapeutics, Inc.

Neos and its subsidiaries is a fully integrated pharmaceutical company. Neos has developed a broad, proprietary modified-release drug delivery technology that enables the manufacture of single and multiple ingredient extended-release (“XR”) pharmaceuticals in patient- and caregiver-friendly orally disintegrating tablet (“ODT”) and oral suspension dosage forms. Neos has a pipeline of extended-release pharmaceuticals including three products approved by the FDA for the treatment of attention deficit hyperactivity disorder (“ADHD”). Adzenys XR-ODT was approved by the FDA in January 2016 and launched commercially in May 2016. Neos received approval from the FDA for Cotempla XR-ODT, its methylphenidate XR-ODT for the treatment of ADHD in patients 6 to 17 years old, in June 2017, and commercially launched in September 2017. Also, Neos received approval from the FDA for Adzenys ER oral suspension (“Adzenys ER”) in September 2017 and commercially launched this product in February 2018. In addition, Neos manufactures and markets a generic Tussionex (hydrocodone and chlorpheniramine) (“generic Tussionex”), extended-release oral suspension for the treatment of cough and upper respiratory symptoms of a cold. In addition to its marketed products, Neos is developing NT0502, its product candidate for the treatment of sialorrhea.

Neos completed an initial public offering of common stock July 2015 and Neos common stock is listed on Nasdaq Global under the symbol “NEOS.” The principal executive offices of Neos are located at 2940 N. Highway 360, Grand Prairie, Texas, 75050; and its telephone number is (972) 408-1300; and its website address is www.neostx.com. See the section entitled “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Neutron Acquisition Sub, Inc.

Merger Sub was incorporated under the laws of the State of Delaware on December 4, 2020 and is a wholly-owned subsidiary of Aytu. Merger Sub was formed solely for the purpose of completing the merger. Merger Sub has not carried on any activities or operations to date, except for activities incidental to its formation and activities undertaken in connection with the merger. By operation of the merger, Merger Sub will be merged with and into Neos, with Neos surviving the merger as a wholly-owned subsidiary of Aytu.

The principal executive offices of Merger Sub are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112; its telephone number is (720) 437-6580.

The Merger

A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. You should read the Merger Agreement carefully and in its entirety because it is the legal document that governs the merger. The following provides a brief summary of certain aspects of the merger.

Interests of Neos Directors and Executive Officers in the Merger

In considering the recommendation of the Neos Board to adopt the Merger Agreement, Neos stockholders should be aware that Neos’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Neos stockholders generally. The Neos Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the merger), and in recommending to Neos stockholders that the Merger Agreement be adopted. For more information, see the section entitled “Interests of Neos’ Directors and Executive Officers in the Merger.”

Interests of Aytu Directors and Executive Officers in the Merger

In considering the recommendation of the Aytu Board to adopt the Merger Agreement, Aytu stockholders should be aware that Aytu’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Aytu stockholders generally. The Aytu Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the merger), and in recommending to Aytu stockholders that the Merger Agreement be adopted.

Ownership Interests

As of December 30, 2020, Aytu’s directors and executive officers beneficially owned, in the aggregate, approximately 1.3% of the shares of common stock of Aytu. The Aytu Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the merger consideration), and in recommending to Aytu stockholders that the merger consideration be approved.

Interested Director

Ketan Mehta is a member of the Aytu Board and is the President, CEO and founder of Tris Pharma, Inc. (“Tris”). Tris is a competitor of Neos. As a result, Mr. Mehta has agreed to resign from the Aytu Board upon the closing of the merger. Mr. Mehta recused himself from certain discussions and board meetings related to Neos and the merger and abstained from all votes of the Aytu Board relating thereto.

Opinion of Aytu’s Financial Advisor

Aytu retained Cowen and Company, LLC (“Cowen”) to act as its exclusive financial advisor in connection with a proposed transaction with Neos, and to render an opinion to the Aytu Board as to the fairness, from a financial point of view, to Aytu, of the Exchange Ratio pursuant to the Merger Agreement. On December 9, 2020, Cowen delivered its opinion to the Aytu Board to the effect that, as of that date and subject to the various assumptions and limitations set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to Aytu.

The full text of the written opinion of Cowen, dated December 9, 2020, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Aytu encourages Aytu stockholders to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Aytu Board and are directed only to the fairness, from a financial point of view, to Aytu of the Exchange Ratio pursuant to the Merger Agreement. Cowen’s opinion is not a recommendation to any stockholder or any other person as to whether such stockholder or such person should take any other action in connection with the merger or otherwise.

For a description of the opinion that the Aytu Board received from Cowen, see the section entitled “Neos Proposal 1: Adoption of the Merger Agreement and Aytu Proposal 1: Approval of the Merger Consideration—Opinion of Aytu’s Financial Advisor.”

Opinion of Neos’ Financial Advisor

On June 12, 2020, the Neos Board engaged MTS Health Partners, L.P. (“MTS”) to review and opine on certain matters related to the merger. The Neos Board reviewed and discussed the financial analyses of MTS Securities LLC (“MTS Securities”), as well as the oral opinion rendered to the Neos Board by MTS Securities on December 9, 2020 as to the fairness, from a financial point of view, of the Exchange Ratio, to the holders of the Neos common stock (other than the Excluded Shares) in the Merger. MTS subsequently confirmed its oral opinion by delivering its written opinion to the Neos Board, dated December 10, 2020 as to the fairness, from a financial point of view, of the Exchange Ratio, to the holders of the Neos common stock (other than the Excluded Shares) in the Merger.

The full text of the MTS Securities written opinion, dated December 10, 2020 which describes the assumptions made and limitations upon the review undertaken by MTS Securities in preparing its opinion, is attached hereto as Annex C and is incorporated by reference herein. You should read the opinion carefully in its entirety.

Regulatory Approvals

Aytu and Neos have both agreed to use their reasonable best efforts to obtain all regulatory approvals necessary or advisable in connection with the transactions contemplated by the Merger Agreement.

No Appraisal Rights

No appraisal, dissenters or similar rights will be available in connection with the merger or other transactions contemplated by the Merger Agreement.

Accounting Treatment of the Merger

In accordance with accounting principles generally accepted in the United States, Aytu will account for the merger using the acquisition method of accounting for business combinations. Under this method of accounting, Aytu will record the acquisition based on the fair value of the consideration given, which is the market value (based on the closing price of Aytu common stock on the Closing Date) of Aytu common stock issued in connection with the merger. Aytu will allocate the purchase price to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

Governance Matters Following Completion of the Merger

The composition of the Aytu Board, including the number of directors, will change following completion of the merger, and will include six current members of the Aytu Board and two members of the Neos Board.

The Merger Agreement

On December 10, 2020, Aytu, Merger Sub and Neos entered into the Merger Agreement attached as Annex A to this joint proxy statement/prospectus. The Aytu Board and the Neos Board have both approved the merger pursuant to the Merger Agreement. You are encouraged to read the entire Merger Agreement carefully because it is the principal legal document governing the merger. Below is a summary of certain terms of the Merger Agreement.

Structure

Subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, in the merger, Merger Sub will be merged with and into Neos, with Neos continuing as the surviving corporation and a wholly-owned subsidiary of Aytu. Upon completion of the merger, shares of Neos common stock will no longer be publicly traded, will be delisted from Nasdaq Global and will be deregistered under the Exchange Act.

Merger Consideration

In the merger, each share of Neos common stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares) will automatically be converted into the right to receive (1) 0.1088 shares of Aytu common stock (provided that such Exchange Ratio is subject to a downward adjustment with respect to the Bridge Note Adjustment) and (2) any cash in lieu of fractional shares of Aytu common stock, as described in more detail in the section entitled “The Merger Agreement — Merger Consideration.”

The total number of shares of Aytu common stock to be issued to Neos stockholders at closing will be determined pursuant to the Exchange Ratio. Under the Exchange Ratio, without taking into account the Bridge Note Adjustment, Aytu does not expect the total number of shares of Aytu common stock to be issued to exceed approximately 5,600,000.

Based on the number of shares of Aytu common stock anticipated to be immediately issued to Neos stockholders upon closing of the merger (which could be impacted by changes in Neos stock price leading to exercise of options not otherwise being assumed by Aytu or by additional issuances of Neos common stock that Aytu may consent to) and the number of shares of Aytu common stock outstanding as of December 31, 2020, it is expected that, immediately after completion of the merger, former Neos stockholders are expected to own approximately 24% of the outstanding shares of Aytu common stock and existing Aytu stockholders are expected to own approximately 76% of the outstanding shares of Aytu common stock. Aytu stockholders and Neos stockholders should be aware however that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the merger. For example, shares of Aytu common stock will be reserved for issuance pursuant to certain employee stock awards currently held by Neos employees and executives.

Treatment of Neos Equity Awards

Neos Stock Options

As of the of the Effective Time, each unvested option to acquire shares of Neos common stock that is outstanding as of immediately prior to the Effective Time and that has an exercise price per share equal to or less than $0.95 shall be assumed by Aytu and converted into an option to acquire shares of Aytu common stock on the same terms and conditions (including, but not limited to, any vesting, acceleration or forfeiture provisions or repurchase rights) as were applicable to such option to acquire shares of Neos common stock immediately prior to the Effective Time, referred to in this joint proxy statement/prospectus as an assumed option, except that the number of shares of Aytu common stock subject to each such assumed option shall be equal to (i) the number of shares of Neos common stock subject to the corresponding assumed option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Aytu common stock, and such assumed option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Neos common stock otherwise purchasable pursuant to the corresponding assumed option divided by (B) the Exchange Ratio; provided, that the exercise price, the number of shares of Aytu common stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner intended to be consistent with the requirements of Section 409A of the Code and, with respect to any assumed option intended to qualify as an “incentive stock option” under Section 422 of the Code, Section 424(a) of the Code.

Neos Restricted Stock Units

At the Effective Time, each share of Neos common stock subject to vesting, repurchase, or other lapse of restrictions that is outstanding under any equity incentive plan of Neos as of immediately prior to the Effective Time shall be assumed by Aytu and converted automatically, at the Effective Time, into a restricted stock unit denominated in Aytu common stock covering a number of shares of Aytu common stock equal to (i) the number of shares of Neos common stock subject to the corresponding Neos restricted stock unit immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded, if necessary, to the nearest share of Aytu common stock, having substantially similar terms and conditions (including, but not limited to, any vesting, acceleration, forfeiture and settlement date provisions) as were applicable to such Neos restricted stock unit as of immediately prior to the Effective Time.

Listing of Aytu Common Stock; Removal and Deregistration of Shares of Neos Common Stock

The Merger Agreement obligates Aytu to use its reasonable best efforts to cause the Aytu common stock to be issued in the merger to be listed on Nasdaq, subject to official notice of issuance, prior to the completion of the merger. See the section entitled “The Merger Agreement — Listing of Aytu Common Stock.” Approval for listing on Nasdaq of the Aytu common stock, subject to official notice of issuance, is a condition to the obligations of Neos and Aytu to complete the merger as described in the section entitled “The Merger Agreement — Conditions to Closing of the Merger.” If the merger is completed, shares of Neos common stock will no longer be publicly traded, will be delisted from Nasdaq Global and will be deregistered under the Exchange Act.

Conditions to Closing of the Merger

Completion of the merger is subject to customary closing conditions, including, among other conditions, (1) the approval of the merger proposal by a majority of the holders of the outstanding shares of Neos common stock entitled to vote thereon, (2) approval of the issuance of Aytu common stock by a majority of the votes cast by Aytu stockholders on the matter, (3) that the conditions to the Debt Facility Letters (as defined below) (other than the closing of the merger) have been satisfied or shall be satisfied contemporaneously as of the time of closing, and that the lenders do not dispute the satisfaction thereof, (4) accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (5) the absence of a material adverse effect of either party and (6) compliance in all material respects with each party’s obligations under the Merger Agreement.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed on the terms and conditions as provided in the Merger Agreement or at all.

No Solicitation

Neos and Aytu have agreed, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, that each of them will not, and will cause their respective subsidiaries not to, and shall not authorize any of their respective representatives or their subsidiaries’ representatives to, solicit or knowingly facilitate any inquiry, proposal or offer with respect to any Company Acquisition Proposal or Parent Acquisition Proposal, respectively (each as defined in the Merger Agreement), or participate in any discussions or negotiations regarding, or otherwise cooperate with, any Company Acquisition Proposal or Parent Acquisition Proposal, respectively.

However, if prior to the time that the applicable required stockholder approval is obtained, the Neos Board or Aytu Board determines in good faith that (after consultation with its respective outside counsel) the failure to do so would be inconsistent with its fiduciary duties, the Neos Board or Aytu Board, as applicable, may make an adverse recommendation change in response to certain superior proposals or intervening events, provided certain procedures and requirements are met, as described in the section entitled “The Merger Agreement — No Solicitation.”

Termination of the Merger Agreement

In the event of a termination of the Merger Agreement by Aytu or Neos under various specified circumstances, Aytu or Neos may be required to pay the other party a termination fee equal to $2,000,000.

Debt Facility Letters

In connection with the execution of the Merger Agreement, Aytu, Neos and the Deerfield Lenders under the Facility In connection with the execution of the Merger Agreement, Aytu, Neos and the Deerfield Lenders have entered into a Letter re: Consent and Modifications to Loan Documents (the “Deerfield Consent Letter”). Pursuant to the Deerfield Consent Letter, Deerfield Lenders have agreed to consent to the issuance of the Bridge Note described above, and if the merger is consummated, to permit the merger and waive certain defaults that would otherwise result after giving effect thereto and to waive permanently defaults related to “going concern” qualifications to Neos’ financial statements, which consents and agreements are conditioned upon, among other things, (i) Aytu and its subsidiaries providing a senior secured guarantee (including customary affirmative and negative covenants) in support of the repayment of the obligations owed by Neos under the Deerfield Facility Agreement on the Closing Date, (ii) entering into certain joinder documents and amendments to the Deerfield Facility Agreement on the Closing Date in order to effectuate such guaranties and grant of security interests, (iii) prepayment of $15,000,000 of the principal of the loan under the Deerfield Facility Agreement on the Closing Date in lieu of the payment of the same on May 11, 2021, and (iv) certain other modifications to the Deerfield Facility Agreement to reflect the consummation of the merger and the status of Neos as a wholly-owned subsidiary of Aytu. Such modifications also include the elimination of the right of the Deerfield Lenders to convert outstanding amounts of the loans into conversion shares and Neos’ rights to make payments to Deerfield Lenders in the form of shares of Neos common stock.

In connection with the execution of the Merger Agreement, Aytu, Neos and Encina have entered into a Commitment Letter (the “Encina Commitment Letter,” and together with the Deerfield Consent Letter, the “Debt Facility Letters”) in connection with the Encina Loan Agreement. Pursuant to the Encina Commitment Letter, Encina has agreed to consent to the merger and to the issuance of the Bridge Note described above and, if the merger is consummated, to waive permanently defaults related to “going concern” qualifications to Neos’ audited financial statements for the year ending December 31, 2020 and to waive certain defaults that would otherwise result after giving effect thereto and make certain other modifications to the Encina Loan Agreement to reflect the consummation of the merger and the status of Neos as a wholly-owned subsidiary of Aytu.

As previously disclosed by Neos, Neos’ financial statements for the periods ended June 30, 2020 and September 30, 2020 (the “Subject Fiscal Quarters”) were prepared on a going concern basis, as Neos’ has identified conditions and events that raise substantial doubt about Neos’s ability to continue as a going concern within one year after the date that the applicable financial statements were issued. Pursuant to the Deerfield Facility Agreement, no financial statements delivered by Neos may contain any explanatory paragraph expressing substantial doubt as to going concern status (a “Going Concern Exception,” and the requirement that there be no such Going Concern Exception, the “Going Concern Condition”). In August and November 2020, Neos and Neos’ subsidiary guarantors entered into a Limited Waiver with the lenders and the collateral agent, pursuant to which, such lenders and collateral agent waived the Going Concern Condition solely with respect to the Subject Fiscal Quarters and solely during the period commencing on the issuance dates of the applicable financial statements and ending on the earliest to occur of (i) the date on which the annual financial statements for the year ending December 31, 2020 are filed with the SEC, (ii) March 31, 2021, and (iii) the first date following the waiver on which an Event of Default, as defined in the Deerfield Facility Agreement, has occurred and is continuing (other than, for the avoidance of doubt, an Event of Default arising solely as a result of Neos’ failure to satisfy the Going Concern Condition with respect to the Subject Fiscal Quarter).

In connection with the Merger Agreement and the transactions contemplated thereby, Neos entered into a limited waiver with the Deerfield Lenders and collateral agent under the Deerfield Facility Agreement (the “Deerfield Limited Waiver”). Under the Deerfield Limited Waiver, such lenders and collateral agent agreed to extend the duration of the waivers described above until the earlier of (A) the first date following the waiver on which an Event of Default, as defined in the Deerfield Facility Agreement, has occurred and is continuing (other than, for the avoidance of doubt, an Event of Default arising solely as a result of Neos’ failure to satisfy the Going Concern Condition with respect to the applicable Subject Fiscal Quarter) and (B) the earliest to occur of (i) the consummation of the merger, (ii) any termination of the Merger Agreement, and (iii) September 10, 2021 (such earliest date, the “Merger-Related Termination Date”) (such ending date, the “Waiver Period Ending Date”). In addition, if Neos’ financial statements for the periods ending December 31, 2020, March 31, 2021 or June 30, 2021 (the “Additional Subject Fiscal Quarters”) contain a Going Concern Exception, such lenders and collateral agent agreed to waive the Going Concern Condition with respect to any applicable Additional Subject Fiscal Quarters solely during the period commencing on the issuance dates of the applicable financial statements for such Additional Subject Fiscal Quarters and ending on the Waiver Period Ending Date.

In addition, Neos entered into a limited waiver with Encina and the agent under the Encina Loan Agreement (the “Encina Limited Waiver”). Pursuant to the Encina Limited Waiver, Encina and such agent agreed to irrevocably waive all breaches, defaults and events of default under the Encina Loan Agreement solely to the extent resulting from the inclusion of a going concern qualification in Neos’ financial statements for the fiscal year ending December 31, 2020. Such waiver will terminate and be of no further force and effect upon the termination of the Encina Commitment Letter.

Aytu Equity Financing

Following the signing of the Merger Agreement, Aytu successfully completed a common stock financing that closed on December 15, 2020 and raised approximately $26.1 million in net proceeds to Aytu.

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, certain stockholders of Aytu and Neos holding approximately 2% and 1%, respectively, of the companies’ outstanding voting shares, as of the date of the execution of the Merger Agreement, entered into voting agreements with Neos and Aytu, as applicable (such agreements, the “Voting Agreements”).

Pursuant to the Voting Agreements, each of the stockholders of Aytu and Neos, as applicable, have agreed, among other things, to vote their shares of Aytu common stock, or Neos common stock, as applicable, that such stockholder owns in favor of the merger consideration proposal, including the Common Stock Issuance, or the merger proposal, as applicable.

Each Voting Agreement contains restrictions on transfer that, subject to limited exceptions, prevent each stockholder from transferring their shares of Aytu’s or Neos’ common stock, as applicable. Each Voting Agreement will terminate upon the earliest to occur of (1) the Effective Time, (2) the termination of the Merger Agreement in accordance with its terms and (3) such date and time as any amendment or change to the Merger Agreement is effected without such stockholder’s prior written consent that materially and adversely affects such stockholder.

Bridge Financing

In connection with the execution of the Merger Agreement, Aytu and Neos entered into the Bridge Commitment Letter for Aytu to provide financing to Neos under the Bridge Note, and a registration rights agreement reflecting certain terms set forth in the Bridge Commitment Letter. Aytu’s obligation to advance loans under the Bridge Note is subject to certain conditions, including no default under the Bridge Note and no default under certain other secured debt of Neos. Interest accrues on the principal amount outstanding under the Bridge Note at a rate of 6.0% per annum, compounding monthly beginning in January 2021. If an event of default has occurred and is continuing, the interest rate then in effect will be increased by 2.0% per annum, and all overdue obligations under the Bridge Note will bear interest at the interest rate in effect at such time plus the additional 2.0% per annum. Aytu’s rights under the Bridge Note, including rights to payment, are subordinated to the rights of Neos’ existing senior lenders. The maturity date of the Bridge Note is the earlier of the acceleration of the obligations evidenced thereby and November 7, 2022. In the event that Neos draws down on the Bridge Note, the Exchange Ratio will be adjusted downward by an amount equal to 0.00011 for every $100,000 of financing funded to Neos under the Bridge Note based on the Bridge Note Adjustment. As of the date of this joint proxy statement/prospectus, Aytu has loaned Neos $[●] under the Bridge Note, and as a result the Exchange Ratio was adjusted to [●].

In the event the merger is consummated, the Bridge Note will be terminated and any loans made under the Bridge Note will be cancelled. If the Merger is not consummated and the Merger Agreement is terminated, at any time beginning 30 days following such termination, Aytu will have the right to elect to convert the aggregate amount of the outstanding principal of the Bridge Note plus interest accrued on that principal at a conversion price equal to the greater of $0.50 per Neos share or 90% of Neos’ then current share price (calculated based on the arithmetic average of the volume weighted average price per share for the thirty (30) trading days immediately preceding the date of conversion, adjusted in the case of any stock split, stock combination, reclassification, stock dividend, recapitalization or similar transaction). Aytu’s ability to convert the Bridge Note is subject to a customary exchange cap, under which no shares may be issued by Neos to the extent such issuance (together with all previous issuances under the Bridge Note) would exceed 9,901,906 shares, which is 19.9% of Neos’ outstanding common stock as of the date the Bridge Note is issued. Alternatively, at its option, Aytu may acquire shares in excess of such exchange cap if Aytu elects to increase the conversion price with respect to any given conversion to $[●], which represents the price at which Nasdaq would deem such conversion price to be at least the Minimum Price for purposes of Nasdaq listing Rule 5635(d). In addition, Aytu may not acquire common stock upon conversion of the Bridge Note to the extent such acquisition would result in Aytu’s beneficial ownership of Neos’ common stock to exceed 9.985% of Neos’ total outstanding shares of common stock at such time.

The issuance of the Bridge Note occurred, and the conversion of the shares of Neos’ common stock thereunder will occur, as a private placement of securities. As a result, the shares issuable upon conversion of the Bridge Note may be restricted from resale unless such shares have been registered for resale under the Securities Act or an exemption exists for such resale. The Bridge Commitment Letter also contemplates that Aytu and Neos will prepare, negotiate and enter into a registration rights agreement to register the resale of the conversion shares under the Bridge Notes. Under such registration rights agreement, within 30 days from the termination of the Merger Agreement for any reason, Neos will use best efforts to register the conversion shares for resale and cause such registration statement to be declared effective by the SEC within 75 days following the filing of such registration statement. If the registration statement is not declared effective by such deadline or its effectiveness not maintained, Neos will pay Aytu an additional amount of its common stock (or cash if such issuance of common stock is not permitted under Nasdaq rules) equal to 3% of the common stock covered under the registration statement for each 30-day period the registration statement is not declared effective after the deadline. In addition, if the registration statement is not effective or available to use prior to such time that Aytu can sell all of the common stock covered by the registration statement under Rule 144 without regard to volume limitations, Neos will pay Aytu an additional amount of common stock (or cash if such issuance common stock is not permitted under Nasdaq rules) equal to 3% of the remaining unsold amount of common stock covered under the registration statement for each 30-day period that the registration statement is not available to use. The registration rights agreement will also include a covenant prohibiting Neos from issuing equity or convertible securities from the date the Bridge Note is issued until 30 days after the date the registration statement is declared effective, subject to certain exceptions.

Reverse Stock Split

On June 2, 2020, Neos received a letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of Nasdaq indicating that the closing bid price of Neos’s common stock had, for 30 consecutive business days preceding the date of the Letter, been below the $1.00 per share minimum required for continued listing on Nasdaq Global under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Neos was provided until December 28, 2020 to regain compliance, reflecting a 180-day compliance period and any temporary relief periods afforded by Nasdaq pursuant to its April 16, 2020 announcement.

On December 29, 2020, Neos received a notice (the “Notice”) from the Listing Qualifications Department of Nasdaq stating that Neos had failed to regain compliance with the minimum $1.00 closing bid price required by the Minimum Bid Price Rule prior to December 28, 2020 as required by Nasdaq’s letter of June 2, 2020. As a result, Nasdaq has determined to initiate procedures to delist Neos’s securities from Nasdaq.

The Notice provided Neos until January 5, 2021 to request an appeal of Nasdaq’s determination to delist and request a hearing before a Hearings Panel. In the absence of such appeal and request, Neos’s securities would have been suspended at the opening of business on January 7, 2021, and a Form 25-NSE would have been filed with the Securities and Exchange Commission, resulting in Neos’ securities being removed from listing and registration on Nasdaq. Neos has requested such a hearing before a Hearings Panel to appeal the determination, which request will stay the suspension of Neos’ securities and the filing of the Form 25-NSE pending a decision by the Hearings Panel.

If the merger proposal is not approved by Neos stockholders, the Common Stock Issuance is not approved by Aytu stockholders or if the merger is not completed for any other reason, Neos will remain an independent public company, shares of Neos common stock will continue to be registered under the Exchange Act and Neos will continue to file periodic reports with the SEC. In addition, should the results of this appeal to the Nasdaq Hearings Panel not be successful, Neos common stock would be delisted from trading on Nasdaq Global.

As a result, upon approval by the Neos stockholders of the reverse stock split proposal to amend the Neos certificate of incorporation (in the form attached as Annex F to the accompanying joint proxy statement/prospectus), the board of directors of Neos may elect to implement the reverse stock split of Neos common stock, at a ratio within the range of range of 1-for-2 to 1-for-20 if the merger proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason (with the exact ratio to be determined in the discretion of the Neos Board and with such reverse stock split to be effected at such time and date as determined by the Neos Board in its sole discretion), to regain compliance with the Minimum Bid Price Rule and remain listed on Nasdaq Global.

For the avoidance of doubt, the approval of the reverse stock split proposal by Neos stockholders is not a condition to the obligations of Neos and Aytu to complete the merger. Neither the consummation of the merger nor the reverse stock split is a condition for approval or the occurrence of the other. It is the intention of the Neos Board to consider the implementation of the reverse stock split only if (a) the merger proposal is not approved by the Neos stockholders, (b) the merger consideration, including the Common Stock Issuance, is not approved by the Aytu stockholders or (c) the merger is not completed for any other reason, in order for Neos to regain compliance with the Minimum Bid Price Rule of Nasdaq.

Special Meeting of Stockholders of Aytu

At the Aytu special meeting, Aytu stockholders of record on [●] will be asked to consider and vote on the following proposals:

●	to approve the merger consideration, including the Common Stock Issuance;

●	to approve the Aytu name change proposal;

●	to approve the Aytu adjournment proposal.

Approval of the merger consideration, including the Common Stock Issuance, is required for completion of the merger.

The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present is required to approve the merger consideration, including the Common Stock Issuance. Approval of the Aytu name change proposal requires the affirmative vote of a majority of the votes of the issued and outstanding shares of Aytu’s common stock. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes properly cast at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote if a quorum is present or the affirmative vote of a majority of the votes present at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote if a quorum is not present.

The Aytu Board recommends that Aytu stockholders vote “FOR” each of the proposals set forth above.

Special Meeting of Stockholders of Neos

At the Neos special meeting, Neos stockholders will be asked to consider and vote on the following proposals:

●	to approve the merger proposal;

●	to approve the reverse stock split proposal; and

●	to approve the Neos adjournment proposal.

Approval of the Merger Agreement is required for completion of the merger.

Assuming a quorum is present, the merger proposal and the reverse stock split proposal each requires the affirmative vote of the holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon, and the adjournment proposal requires the affirmative vote of a majority of the votes properly cast at the Neos special meeting by holders of shares of Neos common stock.

The Neos Board recommends that Neos stockholders vote “FOR” each of the proposals set forth above.

Recommendation of the Neos Board and Its Reasons for the Merger

The Neos Board (1) approved the execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the merger, (2) deemed it fair to, advisable and in the best interests of the Neos and its stockholders to enter into the Merger Agreement, (3) directed that the Merger Agreement be submitted to Neos stockholders for adoption and (4) resolved to recommend that Neos stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the merger. The Neos Board recommends that Neos stockholders vote “FOR” the merger proposal. For the factors considered by the Neos Board in reaching this decision, see the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Neos’ Reasons for the Merger; Recommendation of the Neos Board that Neos Stockholders Approve the Merger Proposal.”

Separately, the Neos Board has deemed it advisable and in the best interests of Neos and its stockholders to amend Neos’ certificate of incorporation to effect a reverse stock split at a ratio within the range of 1-for-2 to 1-for-20, should the merger proposal not be approved by the Neos stockholders, the merger consideration, including the Common Stock Issuance, not be approved by the Aytu stockholders or the merger is not completed for any other reason, in an effort to regain compliance with the applicable continued listing standards of Nasdaq. The Neos Board recommends that Neos stockholders vote “FOR” the reverse stock split proposal. See the section entitled “Neos Proposal II: Approval of the Reverse Stock Split.”

The Neos Board recommends that Neos stockholders vote “FOR” the Neos adjournment proposal. See the section entitled “Neos Proposal III: Adjournment of the Neos Special Meeting.”

Recommendation of the Aytu Board and Its Reasons for the Merger

The Aytu Board determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger and the merger consideration, are advisable, fair to and in the best interests of Aytu and its stockholders. The Aytu Board recommends that Aytu stockholders vote “FOR” the Common Stock Issuance proposal. For the factors considered by the Aytu Board in reaching this decision, see the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Aytu’s Reasons for the Merger; Recommendation of the Aytu Board that Aytu Stockholders Approve the Common Stock Issuance.”

The Aytu Board recommends that Aytu stockholders vote “FOR” the Aytu adjournment proposal. See the section entitled “Aytu Proposal III: Adjournment of the Aytu Special Meeting.”

Ownership of Aytu Common Stock After the Merger

The total number of shares of Aytu common stock to be issued to Neos stockholders at closing is determined pursuant to the Exchange Ratio. Under the Exchange Ratio, without taking into account the Bridge Note Adjustment, Aytu does not expect the total number of shares of Aytu common stock to be issued to exceed approximately 5,600,000. Based on the number of shares of Aytu common stock anticipated to be immediately issued to Neos stockholders upon closing of the merger (which could be impacted by changes in Neos stock price leading to exercise of options not otherwise being assumed by Aytu or by additional issuances of Neos common stock that Aytu may consent to) and the number of shares of Aytu common stock outstanding as of December 31, 2020, it is expected that, immediately after completion of the merger, former Neos stockholders are expected to own approximately 24% of the outstanding shares of Aytu common stock and existing Aytu stockholders are expected to own approximately 76% of the outstanding shares of Aytu common stock. Aytu and Neos stockholders should be aware however that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the merger.

For example, shares of Aytu common stock will be reserved for issuance pursuant to certain employee stock awards currently held by Neos employees and executives.

Specific Performance; Remedies

Under the Merger Agreement, each of Aytu and Neos is entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement.

Material U.S. Federal Income Tax Consequences of the Merger

The merger is intended to qualify as a “reorganization” under Section 368(a)(1) of the Code, and, therefore, the merger is not expected to be a taxable event for Neos stockholders (except to the extent of cash received in lieu of fractional shares).

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

Holders of Neos common stock should not recognize gain or loss upon the reverse stock split (except to the extent of cash received in lieu of fractional shares).

Rights of Neos Stockholders Will Change as a Result of the Merger

Neos stockholders will have different rights once they become Aytu stockholders following completion of the merger due to differences between the organizational documents of Aytu and Neos. These differences are described in more detail in the section entitled “Comparison of Stockholder Rights.”

Litigation Relating to the Merger

As of January 26, 2021, no complaints have been filed by purported Neos stockholders challenging the merger, and no complaints had been filed by purported Aytu stockholders challenging the merger, although certain law firms have solicited stockholder feedback from Neos and Aytu stockholders and/or issued press releases purporting to investigate the merger.

Voting by Neos and Aytu Directors, Officers and Significant Stockholders

On the record date, directors of the Neos Board and Neos’ executive officers and their affiliates owned and were entitled to vote [●] shares of Neos common stock, or approximately [●]% of the total voting power of the shares of Neos common stock outstanding on that date. On the record date, directors of the Aytu Board and Aytu’s executive officers and their affiliates owned and were entitled to vote approximately [●] shares of Aytu common stock, or approximately [●]% of the total voting power of the shares of Aytu common stock outstanding on that date. It is anticipated that the directors of the Aytu Board and the Neos Board, the executive officers of Aytu and Neos, and their affiliates will vote in favor of the Common Stock Issuance proposal and the merger proposal, as applicable.

Risk Factors

You should also carefully consider the risks that are described in the section entitled “Risk Factors.”

RISK FACTORS

In addition to the other information contained or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in determining whether to vote to approve the merger proposal, the reverse stock split proposal or approval of the stock issuance. Descriptions of some risks can be also found in the Annual Report of Aytu on Form 10-K for the fiscal year ended June 30, 2020, and any amendments thereto, as such risks may be updated or supplemented in Aytu’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its annexes and exhibits and the other documents incorporated by reference into this joint proxy statement/prospectus. You also should read and consider the risk factors associated with Neos beginning on page 39 of this joint proxy statement/prospectus. See also the section entitled “Where You Can Find More Information.”

Risk Factor Summary

Risks Related to the Merger

●	Because the Exchange Ratio is fixed and the market price of Aytu common stock may fluctuate, Neos stockholders cannot be certain of the precise value of the stock consideration they may receive in the merger.

●	The market price of shares of Aytu common stock after the merger will continue to fluctuate and may be affected by factors different from those that are currently affecting or historically have affected the market price of shares of Neos common stock or Aytu common stock.

●	Current Aytu and Neos stockholders will have a reduced ownership and voting interest in Aytu after the merger.

●	Aytu and Neos are subject to restrictive interim operating covenants during the pendency of the merger.

●	Aytu and Neos directors and officers have interests in the merger that may be different from, or in addition to, the interests of Aytu stockholders and Neos stockholders.

●	Certain officers and directors of Aytu and Neos, have agreed to vote in favor of the merger consideration and the Merger Agreement, as applicable, regardless of how other Aytu and Neos stockholders vote.

●	The Aytu Board and the Neos Board have not requested, and do not anticipate requesting, an updated opinion from their respective financial advisors reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

●	Failure to consummate the merger could negatively impact respective future stock prices, operations and financial results of Aytu and Neos.

●	The merger may disrupt the attention of Aytu’s management or Neos’ management from ongoing business operations.

●	Aytu and Neos stockholders will not be entitled to appraisal or dissenters’ rights in the merger.

●	The merger may not qualify as a “reorganization” for U.S. federal income tax purposes.

●	Aytu and Neos may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger.

●	Completion of the merger is subject to a number of other conditions, and if these conditions are not satisfied or waived, the merger will not be completed.

●	Aytu will assume a significant amount of debt in the merger, which, together with Aytu’s other debt, could limit Aytu’s operational flexibility or otherwise adversely affect Aytu’s financial condition.

●	Aytu and Neos may be targets of transaction related lawsuits which could result in substantial costs and may delay or prevent the merger from being completed. If the merger is completed, Aytu will also assume Neos’ risks arising from various legal proceedings.

●	Aytu will incur significant transaction and integration-related costs in connection with the merger. In addition, the merger may not be accretive, and may be dilutive, to Aytu’s earnings per share, which may negatively affect the market price of shares of Aytu’s common stock.

●	The unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following completion of the merger or reflect the effect of any divestitures that may be required in connection with the merger.

Risk Factors Relating to Aytu

●	Risks Related to Aytu’s Financial Conditions and Capital Resources

●	Risks Related to Product Development, Regulatory Approval and Commercialization

●	Risks Related to COVID-19

●	Risks Related to the Healight Technology

●	Risks Related to Aytu’s Organization, Structure and Operation

●	Risks Related to Securities Markets and Investment in Aytu’s Securities

Risk Factors Relating to Neos

●	Neos does not have enough existing cash resources to fund its operations for the next twelve months and if Neos is unable to secure additional capital, Neos may be required to seek strategic alternatives, including but not limited to a potential business combination or a sale of Neos or its business, or reduce or cease its operations.

●	If the merger with Aytu does not close, Neos may need additional funding and may be unable to raise capital when needed, which would force Neos to delay, reduce or eliminate its product development programs or commercialization efforts.

●	If the merger with Aytu does not close, Neos may need to sell additional equity or incur debt to fund its operations and service its existing debt obligations, which may result in dilution to its stockholders and impose restrictions on its business.

●	If the merger with Aytu does not close on a timely basis, Neos may not have cash available in an amount sufficient to enable it to make interest or principal payments on its indebtedness when due, including the $15.0 million due to Deerfield in May 2021.

●	If Neos is unsuccessful in its appeal of Nasdaq’s determination to delist its common stock, the liquidity and market price of Neos’ common stock would be adversely impacted.

●	Neos’ future success depends on its ability to retain key executives and to attract, retain and motivate qualified personnel.

●	If Neos fails to maintain an effective system of internal control over financial reporting, Neos may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in its financial and other public reporting, which would harm its business and the trading price of its common stock.

●	Neos relies on third parties to perform many essential services for its commercial products, including distribution, customer service, accounts receivable management, cash collection and adverse event reporting. If these third parties fail to perform as expected or to comply with legal and regulatory requirements, Neos’ ability to continue to commercialize its products will be significantly impacted and Neos may be subject to regulatory sanctions.

●	Neos is heavily dependent on the commercial success of its commercial products. Neos has not generated substantial revenues from the sales of these products, or any sales revenues from any of its product candidates, if approved, and Neos may never achieve or maintain profitability.

●	Neos’ business is subject to extensive regulatory requirements, and Neos’ approved products and any product candidates that obtain approval will be subject to ongoing and continued regulatory review, which may result in significant expense and limit its ability to commercialize such products.

●	The current pandemic of COVID-19 and the future outbreak of other highly infectious or contagious diseases, could seriously harm Neos’ research and development, manufacturing and commercialization efforts, increase its costs and expenses and have a material adverse effect on its business, financial condition and results of operations.

●	If Neos’ sole manufacturing facility becomes damaged or inoperable or it decides to or are required to vacate its facility, Neos’ ability to manufacture its Branded Products, its generic Tussionex or future potential product candidates for clinical development, may be jeopardized. Neos’ inability to continue manufacturing adequate supplies of its products could adversely affect its ability to generate revenues.

●	If Neos’ intellectual property related to its products or product candidates is not adequate, it may not be able to compete effectively in its market.

●	The market price of Neos’ common stock may be highly volatile and investors in its common stock could incur substantial losses.

●	Neos’ principal stockholders and management own a significant percentage of its shares and will be able to exert significant influence over matters subject to stockholder approval.

Risks Related to the Merger

Because the Exchange Ratio is fixed and the market price of Aytu common stock may fluctuate, Neos stockholders cannot be certain of the precise value of the stock consideration they may receive in the merger.

The Exchange Ratio is fixed and will only be adjusted in certain limited circumstances (including the Bridge Note Adjustment, recapitalizations, reclassifications, stock splits or combinations, exchanges, mergers, consolidations or readjustments of shares, or stock dividends or similar transactions involving Aytu or Neos) and the value of the stock consideration will depend on the market price of Aytu common stock at the time the transaction is completed. Time will elapse from the date of the Merger Agreement, when the Exchange Ratio was established, until each of the date of this joint proxy statement/prospectus, the date on which Neos stockholders vote to approve the Merger Agreement at the Neos special meeting, the date the Aytu stockholders approve the merger consideration, including the Common Stock Issuance, at the Aytu special meeting and the date on which Neos stockholders entitled to receive shares of Aytu common stock under the Merger Agreement actually receive such shares. The market value of Aytu common stock may fluctuate during these periods as a result of a variety of factors, including, among others, general market and economic conditions, changes in Aytu’s businesses, operations and prospects and regulatory considerations, federal, state and local legislation, governmental regulation and legal developments in the businesses in which Aytu operates, any potential stockholder litigation related to the merger, market assessments of the likelihood that the transaction will be completed, the timing of the transaction and the anticipated dilution to holders of Aytu common stock as a result of the issuance of the merger consideration. Many of these factors are outside of the control of Aytu and Neos. The closing trading price per share of Neos common stock as of December 9, 2020, the last trading date before the public announcement of the Merger Agreement, was $0.55, and the closing trading price per share has fluctuated as high as $[●] and as low as $[●] between that date and [●], 2021. The closing trading price per share of Aytu common stock as of December 9, 2020, the last trading date before the public announcement of the Merger Agreement, was $6.83 and the closing trading price per share has fluctuated as high as $[●] and as low as $[●] between that date and [●], 2021. Consequently, at the time Neos stockholders must decide whether to approve the Merger Agreement, they will not know the actual market value of the shares of Aytu common stock they may receive when the merger is completed. The actual value of the shares of Aytu common stock to be issued to Neos stockholders who receive stock consideration will depend on the market value of shares of Aytu common stock on the date of issuance. This value will not be known at the time of the Neos special meeting and may be more or less than the current price of Aytu common stock or the price of Aytu common stock at the time of the Neos special meeting. Neos stockholders should obtain current stock quotations for shares of Aytu common stock before voting their shares of Neos common stock. For additional information about the merger consideration, see the section entitled “The Merger Agreement — Merger Consideration.”

The market price of shares of Aytu common stock after the merger will continue to fluctuate and may be affected by factors different from those that are currently affecting or historically have affected the market price of shares of Neos common stock or Aytu common stock.

Upon completion of the merger, holders of shares of Neos common stock will become holders of shares of Aytu common stock. The market price of Aytu common stock may fluctuate significantly following completion of the merger, and holders of shares of Neos common stock could lose the value of their investment in Aytu common stock if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of the Neos and Aytu business are not realized, or if the transaction costs relating to the merger are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of Aytu common stock in the merger could on its own have the effect of depressing the market price for Aytu common stock. In addition, many Neos stockholders may decide not to hold the shares of Aytu common stock they receive as a result of the merger. Other Neos stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Aytu common stock they receive as a result of the merger. Any such sales of Aytu common stock could have the effect of depressing the market price for Aytu common stock.

In addition, in the future Aytu may issue additional securities to raise capital. Aytu may also acquire interests in other companies by issuing Aytu common stock to finance the acquisition, in whole or in part. Aytu may also issue securities convertible into Aytu common stock.

Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the Aytu common stock, regardless of Aytu’s actual operating performance.

The businesses of Aytu differ from those of Neos in important respects and, accordingly, the results of operations of the combined company after the merger, as well as the market price of shares of Aytu common stock, may be affected by factors different from those that are currently affecting, historically have affected or would in the future affect the results of operations of Neos and Aytu as stand-alone public companies, as well as the market price of shares of Neos common stock and Aytu common stock prior to completion of the merger.

Current Aytu and Neos stockholders will have a reduced ownership and voting interest in Aytu after the merger.

Upon the completion of the merger, each Neos stockholder who receives shares of Aytu common stock will become a stockholder of Aytu with a percentage ownership of Aytu that is substantially smaller than the stockholder’s current percentage ownership of Neos. Accordingly, the former Neos stockholders would exercise significantly less influence over Aytu after the merger relative to their influence over Neos prior to the merger, and thus would have a less significant impact on the approval or rejection of future Aytu proposals submitted to a stockholder vote. Immediately upon consummation of the merger, pre-closing Neos stockholders (other than Aytu and its subsidiaries) are expected to own approximately 24% of the outstanding shares of Aytu common stock and pre-closing Aytu stockholders are expected to own approximately 76% of the outstanding shares of Aytu common stock.

Aytu and Neos are subject to restrictive interim operating covenants during the pendency of the merger.

Until the merger is completed, the Merger Agreement restricts each of Aytu and Neos from taking specified actions without the consent of the other party, and requires each of Aytu and Neos to operate in the ordinary course of business consistent with past practice. Neos is subject to a number of customary interim operating covenants relating to, among other things, its capital expenditures, incurrence of indebtedness, entry into or amendment of certain types of agreements, issuances of securities and changes in director, officer, employee and independent contractor compensation. Although less restrictive than those imposed on Neos, the Merger Agreement also imposes certain restrictive interim operating covenants on Aytu. These restrictions may prevent Aytu and/or Neos from making appropriate changes to their respective businesses or pursuing financing transactions or attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement – Conduct of Business Pending the Merger” for a description of the restrictive covenants applicable to Aytu and Neos, respectively.

Aytu and Neos directors and officers have interests in the merger that may be different from, or in addition to, the interests of Aytu stockholders and Neos stockholders.

Certain executive officers of Aytu participated in the negotiation of the terms of the Merger Agreement. The Aytu Board approved the Merger Agreement and the merger consideration, including the Common Stock Issuance, and determined that the Merger Agreement and the transactions contemplated thereby, including the merger consideration, are advisable and in the best interests of Aytu and its stockholders. The Neos Board approved the Merger Agreement and determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Neos and its stockholders. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that certain of Aytu’s directors and executive officers and certain of Neos’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Aytu’s or Neos’ stockholders. For example, some Neos directors will serve as Aytu directors. These interests are described in more detail in the sections entitled “Interests of Neos’ Directors and Executive Officers in the Merger.”

Certain officers and directors of Aytu and Neos, have agreed to vote in favor of the merger consideration and the Merger Agreement, as applicable, regardless of how other Aytu and Neos stockholders vote.

Concurrently with the execution and delivery of the Merger Agreement, certain officers and directors of Aytu and Neos holding approximately 2% and 1%, respectively, of the companies’ outstanding voting shares entered into voting agreements with Neos and Aytu, as applicable (the “Voting Agreements”). Pursuant to the Voting Agreements, each of the stockholders of Aytu and Neos, as applicable, have agreed, among other things, to vote their shares of Aytu common stock, or Neos common stock, as applicable, that such stockholder owns in favor of the issuance of shares of Aytu common stock in connection with the merger, or the merger proposal, as applicable. These voting agreements are described in more detail in the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration – Voting Agreements.” Accordingly, the Voting Agreements make it more likely that the necessary Aytu and Neos stockholder approval will be received for the merger consideration and the Merger Agreement than would be the case in the absence of the voting agreements.

The Aytu Board and the Neos Board have not requested, and do not anticipate requesting, an updated opinion from their respective financial advisors reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

The opinions rendered to the respective boards of directors of Aytu and Neos by Cowen and MTS, respectively, were provided in connection with the Aytu Board’s and the Neos Board’s respective evaluation of the merger. Neither the Aytu Board nor the Neos Board has obtained an updated opinion from Cowen or MTS, respectively, as of the date of this joint proxy statement/prospectus or as of any other date, and the Aytu Board and the Neos Board have not requested, and do not anticipate requesting, an updated opinion from their respective financial advisors reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement. As a result, neither the Aytu Board nor the Neos Board will receive an updated, revised or reaffirmed opinion prior to the consummation of the merger. Changes in the operations and prospects of Aytu or Neos, general market and economic conditions and other factors that may be beyond the control of Aytu or Neos, including the social, political and economic impact of the COVID-19 pandemic, may significantly alter the value of Aytu or Neos or the prices of Aytu common stock or Neos common stock by the time the merger is consummated. The opinions of Cowen and MTS speak as of the date each opinion was rendered, and do not speak as of the time the merger will be consummated or as of any date other than the date of each such opinion. The opinions of Cowen and MTS do not address the fairness of the Exchange Ratio, from a financial point of view, at any time other than the time each such opinion was delivered. For a description of the opinion that the Aytu Board and the Neos Board received from Cowen and MTS, respectively, see the sections entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration – Opinion of Aytu’s Financial Advisor” and “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration – Opinion of Neos’ Financial Advisor.”

Failure to consummate the merger could negatively impact respective future stock prices, operations and financial results of Aytu and Neos.

If the merger is not consummated for any reason, the ongoing businesses of Aytu and/or Neos may be adversely affected, and Aytu and Neos will be subject to a number of risks, including the following:

●	being required to pay a termination fee to the other party under certain circumstances provided in the Merger Agreement;

●	having to pay certain costs related to the merger, including, but not limited to, fees paid to legal, accounting and financial advisors, filing fees and printing costs;

●	declines in the stock prices of Aytu common stock and Neos common stock to the extent that the current market prices reflect a market assumption that the merger will be consummated; and

●	any negative impact of having the focus of management of each of Aytu and Neos on the merger, which may have the effect of diverting management’s attention and potentially causing Aytu or Neos, as applicable, not to pursue opportunities that could have been beneficial to Aytu or Neos, as applicable.

If the merger is not completed, Aytu and Neos cannot assure their stockholders that these risks will not materialize and will not materially adversely affect the business, financial results and stock prices of Aytu or Neos. In addition, if the merger with Aytu does not close, Neos may be required to seek other strategic alternatives, including but not limited to, strategic partnerships, a potential business combination or a sale of Neos or its business, or otherwise reduce its operations. There can be no assurance that Neos would be able to take any of these actions or that any effort to sell additional debt or equity securities would be successful or would raise sufficient funds to meet its financial obligations, including the May 2021 debt payment of $15.0 million due to Deerfield. If additional financing is not available when required or is not available on acceptable terms, Neos may need to curtail, delay, modify or abandon its commercialization plans for its marketed products, reduce its investment in the development of its product candidate and Neos may be unable to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on Neos’ revenue, results of operations and financial condition. To preserve Neos’ cash resources, it may be required to reorganize its operations, such as through a reduction in force with respect to one or more functions within Neos or across Neos. If Neos is unable to fund its operations without additional external financing and therefore cannot sustain future operations, it may be required to cease its operations and/or seek bankruptcy protection.

In addition, if the merger does not close, Neos may be required to effectuate a reverse stock split of its common stock to increase the per-share market price of Neos common stock to satisfy the Minimum Bid Price Rule under the Nasdaq rules so that Neos common stock, which will remain outstanding and registered under the Exchange Act, will be able to regain compliance with the applicable continued listing standards of Nasdaq and avoid being delisted from Nasdaq Global. However, there are risks related to effectuating such reverse stock split, which are described in more detail in the section entitled “—Risks Related to the Reverse Stock Split.”

The merger may disrupt the attention of Aytu’s management or Neos’ management from ongoing business operations.

Each of Aytu and Neos has expended, and expects to continue to expend, significant management resources to complete the merger. Their respective management’s attention may be diverted away from the day-to-day operations of their respective businesses, implementing initiatives to improve performance and executing existing business plans in an effort to complete the merger. This diversion of management resources could disrupt their respective operations and may have an adverse effect on their respective businesses, financial conditions and results of operations.

Aytu and Neos stockholders will not be entitled to appraisal or dissenters’ rights in the merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. In the merger, because Neos common stock is listed on the Nasdaq, and because Neos stockholders are not required to accept in the merger any consideration in exchange for their shares of Neos common stock other than shares of Aytu common stock, which is listed on the Nasdaq, and cash in lieu of fractional shares (if applicable), holders of Neos common stock will not be entitled to any appraisal rights in connection with the merger with respect to their shares of Neos common stock. For a more detailed description of the relevant provisions of the DGCL, see the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration – No Appraisal Rights for Neos Stockholders.”

Under Delaware law, Aytu stockholders are also not entitled to appraisal or dissenters’ rights in connection with the Aytu share issuance proposal.

The merger may not qualify as a “reorganization” for U.S. federal income tax purposes.

As of the date of this joint proxy statement/prospectus, it is intended that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In such case, a U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences”) of Neos common stock that receives Aytu common stock in the merger generally would not recognize gain or loss on the exchange (other than in connection with the receipt of cash in lieu of fractional shares). However, the completion of the merger is not conditioned on the merger qualifying as a “reorganization” or upon the receipt of an opinion from counsel or an IRS ruling to that effect. Accordingly, the merger may be completed even if the merger does not qualify as a “reorganization.” If the merger does not qualify as a “reorganization” for U.S. federal income tax purposes, a U.S. Holder of Neos common stock generally would recognize gain or loss in an amount equal to the difference between (i) the fair market value of the shares of Aytu common stock received in the merger by such U.S. Holder and (ii) such U.S. Holder’s tax basis in the Neos common stock surrendered.

For a more complete description of the U.S. federal income tax consequences of the merger, see the section of this joint proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences of the Merger.” The tax consequences of the merger to you will depend on your particular facts and circumstances. You should consult your own tax advisor as to the specific tax consequences of the merger to you in light of your particular circumstances.

Aytu and Neos may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger.

Aytu’s success after the transaction will depend in part on the ability of Aytu to retain key executives and other employees of Neos. Uncertainty about the effect of the merger on Aytu and Neos employees may have an adverse effect on each of Aytu and Neos separately and consequently the combined business. This uncertainty may impair Aytu’s and/or Neos’ ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the merger, as employees of Aytu and Neos may experience uncertainty about their future roles in the combined business.

Furthermore, if key employees of Aytu or Neos depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, Aytu may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the merger may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Neos has been able to attract or retain employees in the past.

Completion of the merger is subject to a number of other conditions, and if these conditions are not satisfied or waived, the merger will not be completed.

The obligations of Aytu and Neos to complete the merger are subject to satisfaction or waiver of a number of conditions including (1) the approval of the merger proposal by a majority of the holders of the outstanding shares of Neos common stock, (2) approval of the issuance of Aytu common stock by a majority of the votes cast by Aytu stockholders on the matter, (3) that the conditions to the Debt Facility Letters have been satisfied as of the time of closing, and that the lenders do not dispute the satisfaction thereof, (4) accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (5) the absence of a material adverse effect of either party and (6) compliance in all material respects with each party’s obligations under the Merger Agreement and certain other conditions. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement — Conditions to Closing of the Merger.” There can be no assurance that the conditions to closing the merger will be satisfied or waived or that the merger will be completed within the expected time frame, or at all.

Aytu will assume a significant amount of debt in the merger, which, together with Aytu’s other debt, could limit Aytu’s operational flexibility or otherwise adversely affect Aytu’s financial condition.

If the merger closes, Aytu will indirectly assume approximately $30.6 million of term debt currently owed by Neos, of which $15.0 million will be due upon the closing of the merger, $0.6 will come due in April 2021, and $15.0 million which is due in May 2022. If Aytu fails to meet its obligations under the debt Aytu assumes in the merger, the lenders would be entitled to foreclose on all or some of the collateral securing such debt which could have a material adverse effect on Aytu and its ability to make expected distributions, and could threaten Aytu’s continued viability.

Aytu is subject to the risks normally associated with debt financing, including the following risks:

●	Aytu’s cash flow may be insufficient to meet required payments of principal and interest, or require Aytu to dedicate a substantial portion of its cash flow to pay its debt and the interest associated with its debt rather than to other areas of its business;

●	it may be more difficult for Aytu to obtain additional financing in the future for its operations, working capital requirements, capital expenditures, debt service or other general requirements;

●	Aytu may be more vulnerable in the event of adverse economic and industry conditions or a downturn in its business;

●	Aytu may be placed at a competitive disadvantage compared to its competitors that have less debt; and

●	Aytu may not be able to refinance at all or on favorable terms, as its debt matures.

If any of the above risks occurred, Aytu’s financial condition and results of operations could be materially adversely affected.

Aytu and Neos may be targets of transaction related lawsuits which could result in substantial costs and may delay or prevent the merger from being completed. If the merger is completed, Aytu will also assume Neos’ risks arising from various legal proceedings.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into Merger Agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Aytu’s and Neos’ respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect Aytu’s and Neos’ respective business, financial position and results of operation. See the section entitled “Litigation Relating to the Merger” for more information about any litigation related to the merger. There can be no assurance that no complaints will be filed with respect to the merger, or that any additional complaints will be filed with respect to the Aytu’s acquisition of a portfolio of pediatric primary care products from Cerecor, Inc. (“Cerecor”) in 2019 (the “Cerecor Transaction”). Currently, with regard to the merger, Aytu and Neos are not aware of any securities class action lawsuits or derivative lawsuits being filed with respect to the merger.

Aytu and Neos have incurred, and will incur, substantial direct and indirect costs as a result of the merger.

Aytu and Neos have incurred and expect to incur additional material non-recurring expenses in connection with the merger and completion of the transactions contemplated by the Merger Agreement. Both parties have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the merger. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Neos and Aytu after completion of the merger.

Even if the merger is not completed, Aytu and Neos will each need to pay certain costs relating to the merger incurred prior to the date the merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on Aytu’s and Neos’ respective plans.

If the merger is completed, Aytu may fail to realize the anticipated benefits and cost savings of the merger, which could adversely affect the value of shares of Aytu common stock.

The success of the merger will depend, in part, on Aytu’s ability to realize the anticipated benefits and cost savings from combining the businesses of Aytu and Neos. Aytu’s ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

●	Aytu’s ability to successfully combine the businesses of Aytu and Neos;

●	the risk that the combined businesses will not perform as expected;

●	the extent to which Aytu will be able to realize the expected synergies, which include potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and value creation resulting from the combination of the businesses of Aytu and Neos;

●	the possibility that Aytu paid more for Neos than the value it will derive from the merger;

●	the assumption of known and unknown liabilities of Neos;

●	the possibility of a decline of the credit ratings of the combined company following the completion of the merger; and

●	the possibility of costly litigation challenging the merger.

If Aytu is not able to successfully combine the businesses of Aytu and Neos within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the merger may not be realized fully or may take longer to realize than expected, the combined businesses may not perform as expected and the value of the shares of Aytu common stock may be adversely affected.

Aytu and Neos have operated and, until completion of the merger will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Aytu or Neos employees, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Neos and Aytu in order to realize the anticipated benefits of the merger so the combined business performs as expected include, among others:

●	combining the companies’ separate operational, financial, reporting and corporate functions;

●	integrating the companies’ technologies, products and services;

●	identifying and eliminating redundant and underperforming operations and assets;

●	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;

●	addressing possible differences in corporate cultures and management philosophies;

●	maintaining employee morale and retaining key management and other employees;

●	attracting and recruiting prospective employees;

●	consolidating the companies’ corporate, administrative and information technology infrastructure;

●	coordinating sales, distribution and marketing efforts;

●	managing the movement of certain businesses and positions to different locations;

●	maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors;

●	coordinating geographically dispersed organizations; and

●	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

The Merger Agreement contains provisions that make it more difficult for Aytu and Neos to pursue alternatives to the merger and may discourage other companies from trying to acquire Neos for greater consideration than what Aytu has agreed to pay.

The Merger Agreement contains provisions that make it more difficult for Neos to sell its business to a party other than Aytu, or for Aytu to sell its business. These provisions include a general prohibition on each party soliciting any acquisition proposal. Further, there are only limited exceptions to each party’s agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the recommendation of its board of directors in favor of the merger proposal, in the case of Neos, or the approval of the merger consideration, in the case of Aytu, and the other party generally has a right to match any acquisition proposal that may be made. However, at any time prior to the approval of the merger proposal by Neos stockholders, in the case of Neos, or the approval of the merger consideration by Aytu stockholders, in the case of Aytu, such party’s board of directors is permitted to make an adverse recommendation change if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. In the event that either the Neos Board or the Aytu Board make an adverse recommendation change and the Merger Agreement is terminated, then such party may be required to pay a $2,000,000 termination fee. See the sections entitled “The Merger Agreement — No Solicitation” and “The Merger Agreement — Termination Fees.”

The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either Neos or Aytu from considering or proposing an acquisition proposal, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of Neos, or that party were prepared to enter into an agreement that may be favorable to Aytu or its stockholders, in the case of Aytu. Furthermore, the termination fees described above may result in a potential competing acquirer proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by such party in certain circumstances.

The indebtedness of the combined company following completion of the merger will be greater than Aytu’s indebtedness on a stand-alone basis. This increased level of indebtedness could adversely affect the combined company’s business flexibility, and increase its borrowing costs. Any resulting downgrades in Aytu’s credit ratings could adversely affect Aytu’s and/or the combined company’s respective businesses, cash flows, financial condition and operating results.

As of January 26, 2021, the current outstanding indebtedness of Neos is $38.3 million, which is subject to change between [●], 2021 and the closing. As a result of the merger, Aytu will assume the outstanding indebtedness of Neos at the closing. The amount of cash required to service Aytu’s increased indebtedness levels and thus the demands on Aytu’s cash resources will be greater than the amount of cash flows required to service the indebtedness of Aytu individually prior to the merger. The increased levels of indebtedness could also reduce funds available to fund Aytu’s efforts to combine its business with Neos and realize expected benefits of the merger and/or engage in investments in product development, capital expenditures, and other activities and may create competitive disadvantages for Aytu relative to other companies with lower debt levels. While Aytu successfully raised net proceeds of $26.1 million in a common stock financing after announcement of the merger in December 2020, Aytu may be required to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. Aytu’s ability to arrange additional financing or refinancing will depend on, among other factors, Aytu’s financial position and performance, as well as prevailing market conditions and other factors beyond Aytu’s control. Aytu cannot assure you that it will be able to obtain additional financing or refinancing on terms acceptable to Aytu or at all.

Aytu may not be able to service all of the combined company’s indebtedness and may be forced to take other actions to satisfy Aytu’s obligations under Aytu’s indebtedness, which may not be successful. Aytu’s failure to meet its debt service obligations could have a material adverse effect on the combined company’s business, financial condition and results of operations.

Aytu depends on cash on hand and revenue from operations to make scheduled debt payments. Aytu expects to be able to meet the estimated cash interest payments on the combined company’s debt following the merger through the expected revenue from operations of the combined company. However, Aytu’s ability to generate sufficient revenue from operations of the combined company and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of Aytu’s control. There can be no assurance that these sources will be adequate. If Aytu is unable to service Aytu’s indebtedness and fund Aytu’s operations, Aytu will be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance Aytu’s indebtedness. Any such action may not be successful and Aytu may be unable to service Aytu’s indebtedness and fund Aytu’s operations, which could have a material adverse effect on the combined company’s business, financial condition or results of operations.

Aytu will incur significant transaction and integration-related costs in connection with the merger. In addition, the merger may not be accretive, and may be dilutive, to Aytu’s earnings per share, which may negatively affect the market price of shares of Aytu’s common stock.

Aytu expects to incur a number of non-recurring costs associated with the merger and combining the operations of the two companies. Aytu will incur significant transaction costs related to the merger. Aytu also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Aytu continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. While Aytu has assumed that a certain level of transaction expenses will be incurred, factors beyond Aytu’s control, such as certain of Neos’ expenses, could affect the total amount or the timing of these expenses. Although Aytu expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Aytu to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Following the closing of the merger, there is a risk that a significant amount of the combined company’s total assets will be related to acquired intangible assets and goodwill, which are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that the carrying value may not be recoverable. Because of the significance of these assets, any charges for impairment as well as amortization of intangible assets could have a material adverse effect on the combined company’s results of operations and financial condition.

The combined company will be subject to the risks that Neos faces, in addition to the risks faced by Aytu. In particular, the success of the combined company will depend on its ability to obtain, commercialize and protect intellectual property.

Neos and Aytu currently have a limited number of products and the combined company may not be successful in marketing and commercializing these products. In addition, following the merger Aytu may seek to develop current or new product candidates of both Aytu and Neos. The testing, manufacturing and marketing of these product candidates would require regulatory approvals, including approval from the FDA and similar bodies in other countries. To the extent the combined company seeks to develop product candidates, the future growth of the combined company would be negatively affected if Aytu, Neos or the combined company fails to obtain requisite regulatory approvals within the expected time frames, or at all, in the United States and internationally for products in development and approvals for Aytu’s existing products for additional indications.

The unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following completion of the merger or reflect the effect of any divestitures that may be required in connection with the merger.

The unaudited pro forma combined financial information and prospective financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of Aytu and Neos prior to the merger or that of the combined company following the merger for several reasons. Among other things, the unaudited pro forma combined financial information does not reflect the effect of any potential divestitures that may occur prior to or subsequent to completion of the merger, the projected realization of cost savings following completion of the merger or any changes in applicable law (including applicable tax law) after the date of this joint proxy statement/prospectus. See the sections entitled “Certain Unaudited Pro Forma Condensed Combined Financial Statements,” “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration” and “Comparative Historical and Unaudited Pro Forma Combined Per Share Data.” The actual financial positions and results of operations of Neos and Aytu prior to the merger and that of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma combined financial information or prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information and/or the prospective financial information included in this joint proxy statement/prospectus may not be realized and may be affected by other factors, which could lead to material changes to the combined company’s business that are not reflected in the unaudited pro forma combined financial information. Any significant changes in the market price of shares of Aytu common stock may cause a significant change in the purchase price used for Aytu’s accounting purposes and the pro forma combined financial information contained in this joint proxy statement/prospectus.

Certain Neos agreements may contain change of control provisions that may be triggered by the merger that, if acted upon or not waived, could cause the combined company to lose the benefit of such agreement and incur liabilities or replacement costs, which could have a material adverse effect on the combined company.

Neos is party to, or may become party to after the date hereof, various agreements with third parties that may contain change of control provisions that may be triggered upon the completion of the merger. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties which can be waived by the relevant counterparties. In the event that there is such a contract or arrangement requiring a consent or waiver in relation to the merger or the Merger Agreement, for which such consent or waiver was not obtained, the combined company could lose the benefit of the underlying agreement and incur liabilities or replacement costs, which could have an adverse effect on the operations of the combined company.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following completion of the merger.

Following completion of the merger, the size of the combined company’s business will be significantly larger than the current size of either Aytu’s or Neos’ respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to implement an effective integration of the two companies and its ability to manage a combined business with significantly larger size and scope with the associated increased costs and complexity. There can be no assurances that the management of the combined company will be successful or that the combined company will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

Risks Related to the Reverse Stock Split

The reverse stock split may not increase the Neos stock price over the long-term.

The principal purpose of the reverse stock split is to increase the per-share market price of Neos common stock above the minimum bid price requirement under the Nasdaq rules so that, if the merger proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason, Neos common stock, which will remain outstanding and registered under the Exchange Act, will be able to regain compliance with the applicable continued listing standards of Nasdaq. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Neos common stock, it cannot be assured that the reverse stock split will increase the market price of Neos common stock by a multiple of the reverse stock split ratio, or result in any permanent or sustained increase in the market price of Neos common stock, which is dependent upon many factors, including Neos’ business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of Neos common stock might meet the continued listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of Neos common stock.

Although the Neos Board believes that the anticipated increase in the market price of Neos common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Neos common stock.

The reverse stock split may lead to a decrease in Neos’ overall market capitalization.

Should the market price of Neos common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in Neos’ overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of Neos, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Neos common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on Neos’ stock price due to the reduced number of shares outstanding after the reverse stock split.

RISK FACTORS RELATING TO AYTU

Other Risk Factors of Aytu.

Aytu’s business is and will be subject to the risks described above. In addition, Aytu is, and will continue to be, subject to the risks described in Aytu’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” for instructions on how to obtain the information incorporated by reference into this joint proxy statement/prospectus and any other materials Aytu files with the SEC.

RISK FACTORS RELATING TO NEos

Within this “Risk Factors Relating to Neos” section, references to “Neos,” “the Company,” or like terms, refer to Neos Therapeutics, Inc.

Risks Related to Neos’ Business and Financial Position

Neos does not have enough existing cash resources to fund its operations for the next twelve months and if Neos is unable to secure additional capital, Neos may be required to seek strategic alternatives, including but not limited to a potential business combination or a sale of Neos or its business, or reduce or cease its operations.

Neos has incurred significant losses in each year since its reorganization in 2009. Neos’ net losses were $18.4 million and $16.9 million for the nine months ended September 30, 2020 and the year ended December 31, 2019, respectively. As of September 30, 2020 and December 31, 2019, Neos had accumulated deficits of approximately $352.3 million and $333.9 million, respectively. Neos anticipates incurring substantial additional losses and may never achieve profitability.

Neos has devoted substantially all of its resources to funding its manufacturing operations and to its commercial products and product candidates which consist of implementation of its commercialization strategies, research and development activities, clinical trials for its product candidates, the general and administrative support of these operations and intellectual property protection and maintenance. Neos expects to continue to incur significant expenses and increasing operating losses as Neos operates commercial infrastructure to support sales and marketing for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER (which Neos collectively refers to as its “Branded Products”), continue research and development activities for NT0502 and new product candidates, conduct post-marketing approval research activities for its approved products, manufacture supplies for its preclinical studies and clinical trials, continue to enforce its intellectual property rights, operate as a public company and service its outstanding indebtedness to its current lenders. Failure to satisfy its current and future debt obligations under its credit facilities with its lenders could result in an event of default and, as a result, its lenders could accelerate all of the amounts due. In the event of an acceleration of amounts due under one or both of its debt agreements as a result of an event of default, Neos may not have sufficient funds or may be unable to arrange for additional financing to repay its indebtedness. In addition, Neos’ lenders could seek to enforce their security interests in any collateral securing such indebtedness.

As of September 30, 2020, Neos had approximately $12.7 million in cash and cash equivalents. Based on its estimates, Neos expects that its current cash position will not be sufficient to fund its operations and continue as a going concern for at least the next twelve months. Neos has no additional committed external sources of funds and additional financing may not be available when it needs it or may not be available on terms that are favorable to Neos. If Neos is unable to generate additional funds in the future through financings, sales of its products, loans or from other sources or transactions, Neos will exhaust its resources and will be unable to maintain its currently planned operations. Additionally, even if Neos raises sufficient capital through equity or debt financing or transactions, there can be no assurances that the capital raised will be sufficient to enable it to develop its business to a level where it will be profitable or generate positive cash flow.

In light of Neos’ cash position, Neos sought strategic alternatives and ultimately determined to enter into the Merger Agreement with Aytu. If the merger with Aytu does not close, Neos may be required to seek other strategic alternatives, including but not limited to, strategic partnerships, a potential business combination or a sale of its company or its business, or otherwise reduce its operations. Neos cannot assure you that it would be able to take any of these actions or that any effort to sell additional debt or equity securities would be successful or would raise sufficient funds to meet its financial obligations, including the May 2021 debt payment of $15.0 million due to Deerfield. If additional financing is not available when required or is not available on acceptable terms, Neos may need to curtail, delay, modify or abandon its commercialization plans for its marketed products, reduce its investment in the development of its product candidate and it may be unable to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on its revenue, results of operations and financial condition. To preserve its cash resources, Neos may be required to reorganize its operations, such as through a reduction in force with respect to one or more functions within Neos or across Neos. If Neos is unable to fund its operations without additional external financing and therefore cannot sustain future operations, Neos may be required to cease its operations and/or seek bankruptcy protection.

If the merger with Aytu does not close, Neos may need additional funding and may be unable to raise capital when needed, which would force Neos to delay, reduce or eliminate its product development programs or commercialization efforts.

Developing future potential product candidates, conducting clinical trials, establishing raw material supplier relationships and manufacturing, and selling and marketing drugs are expensive and uncertain processes. Neos may need to obtain additional capital through equity offerings, debt financing, payments under new or existing licensing and research and development collaboration agreements, or any combination thereof, in order to become cash flow positive and to develop and commercialize additional product candidates. If sufficient funds on acceptable terms are not available when needed, Neos could be required to significantly reduce operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs, which may have a material adverse effect on its business, results of operations and financial condition.

In addition, unforeseen circumstances may arise, or its strategic imperatives could change, causing it to consume capital significantly faster than Neos currently anticipates, requiring it to seek to raise additional funds sooner than expected. Neos has no committed external sources of funds.

The amount and timing of Neos’ future funding requirements will depend on many factors, including, but not limited to:

●	the expenses associated with its sales, marketing, distribution and commercial manufacturing efforts for its Branded Products and any other potential product candidates;

●	Neos’ ability to successfully commercialize its Branded Products, and to continue to increase the level of sales in the marketplace;

●	the rate of progress and cost of its trials and other product development programs for its other product candidates;

●	the costs and timing of in-licensing additional product candidates or acquiring other complementary technologies, assets or companies;

●	the actions of Neos’ competitors and their success in selling competitive product offerings; and

●	the status, terms and timing of any collaborative, licensing, co-promotion or other arrangements.

Additional financing may not be available when needed or may not be available on terms that are favorable to Neos. In addition, Neos may seek additional capital due to favorable market conditions or strategic considerations, even if Neos believes it has sufficient funds for its current or future operating plans. If adequate funds are not available to Neos on a timely basis, or at all, Neos may be required to delay, reduce the scope of or eliminate commercialization efforts for one or more of its products or development programs for future potential product candidates.

If the merger with Aytu does not close, Neos may need to sell additional equity or incur debt to fund its operations and service its existing debt obligations, which may result in dilution to its stockholders and impose restrictions on its business.

To raise additional funds to support its operations, Neos may sell additional equity or incur additional debt, which could adversely impact its stockholders, as well as its business. The sale of additional equity or convertible debt securities would result in the issuance of additional shares of its capital stock and dilution to all of its stockholders. The incurrence of additional indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Neos may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to repay its existing and future indebtedness at the time any such repayment is required (causing a default under such indebtedness), which could have a material adverse effect on its business, financial condition and results of operations.

If the merger with Aytu does not close on a timely basis, Neos may not have cash available in an amount sufficient to enable it to make interest or principal payments on its indebtedness when due, including the $15.0 million due to Deerfield in May 2021.

On May 11, 2016, Neos entered into a senior secured credit facility with Deerfield as lender of which $34.4 million of senior secured credit is outstanding as of September 30, 2020. Under this agreement, as amended, Neos is required to make payments of $5.0 million in equal monthly installments of $625,000 which began in September 2020 and end in April 2021, $15.0 million in May 2021, and a final payment of principal, interest and all other obligations under the facility due on May 11, 2022. Interest is due quarterly at a rate of 12.95% per year. On October 2, 2019, Neos entered into a loan agreement with Encina pursuant to which Encina will extend up to $25.0 million in secured revolving loans to Neos for general corporate purposes. Any loans under this agreement bear variable interest through maturity at the one-month LIBOR, plus an applicable margin of 4.50%. In addition, Neos is required to pay an unused line fee of 0.50% of the average unused portion of the maximum revolving facility amount during the immediately preceding month. As of September 30, 2020, Neos had $7.3 million borrowing outstanding under this facility. All obligations under Neos’ credit facilities are secured by substantially all of its existing property and assets subject to certain exceptions. These debt financings and any future debt financings may create additional financial risk for Neos, particularly if its business or prevailing financial market conditions are not conducive to paying off or refinancing its outstanding debt obligations at maturity. Since Neos’ inception, Neos has had significant operating losses. As of September 30, 2020 and December 31, 2019, Neos had accumulated deficit of $352.3 million and $333.9 million, respectively. Although Neos has strategies and plans to achieve profitability through revenue growth, Neos expects to continue to incur net losses and have negative cash flow from operating activities for the foreseeable future as Neos continues to market its approved products and continue to develop and seek marketing approval for its product candidates.

As a result, Neos may not have sufficient funds, or may be unable to arrange for additional financing, to pay the amounts due on its outstanding indebtedness under its debt agreements. Further, funds from external sources may not be available on economically acceptable terms, if at all. For example, if Neos raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to its product candidates or technologies, or to grant licenses on terms that are not favorable to Neos. If adequate funds are not available when and if needed, its ability to make interest or principal payments on its debt obligations, finance its operations, its research and development efforts and other general corporate activities would be significantly limited and Neos may be required to delay, significantly curtail or eliminate one or more of its programs.

Failure to satisfy its current and future debt obligations under its credit facilities with Deerfield or Encina could result in an event of default and, as a result, its lenders could accelerate all of the amounts due. In the event of an acceleration of amounts due under one or both of its debt agreements as a result of an event of default, Neos may not have sufficient funds or may be unable to arrange for additional financing to repay its indebtedness. In addition, Neos’ lenders could seek to enforce their security interests in any collateral securing such indebtedness. In connection with the facility with Encina, Neos amended the credit facility with Deerfield to, among other things, restate the representations and warranties of Neos in favor of Deerfield and made additional representations and warranties consistent with those that Neos made in the Encina facility. In addition, the affirmative covenants, negative covenants and events of default in the Deerfield facility were expanded to conform to applicable provisions in the Encina facility.

Neos’ quarterly operating results may fluctuate significantly.

Neos expects its operating results to be subject to quarterly and annual fluctuations. Based on the historical data from its currently marketed products, Neos expects that any revenues it generates will fluctuate from quarter to quarter and year to year as a result of the timing of its commercialization efforts and seasonal trends with respect to ADHD diagnosis and use of medicinal products in the management of this disorder. Neos’ net loss and other operating results will be affected by numerous factors, including:

●	Neos’ ability to establish and maintain an effective sales and marketing infrastructure;

●	variations in the level of expenses related to commercialization efforts and the development of additional clinical programs;

●	competition from existing products or new products that may emerge;

●	the level of market acceptance for any approved product candidates and underlying demand for that product, seasonality in the use of that product by end-users and wholesalers’ buying patterns;

●	regulatory developments affecting Neos’ products and product candidates;

●	its dependency on third-party manufacturers to supply components of Neos’ product candidates;

●	potential side effects of its future products that could delay or prevent commercialization or cause an approved drug to be taken off the market;

●	any delays in regulatory review and approval of Neos’ product candidates;

●	any intellectual property infringement lawsuit in which Neos may become involved; and

●	Neos’ execution of any collaborative, licensing or similar arrangements, and the timing of payments Neos may make or receive under these arrangements.

Due to the various factors mentioned above, and others, the results of any prior quarterly period should not be relied upon as an indication of its future operating performance. If Neos’ quarterly operating results fall below the expectations of investors or securities analysts, the price of its common stock could decline substantially. Furthermore, any quarterly fluctuations in its operating results may, in turn, cause the price of Neos’ stock to fluctuate substantially.

If Neos is unsuccessful in its appeal of Nasdaq’s determination to delist its common stock, the liquidity and market price of Neos’ common stock would be adversely impacted.

Neos’ common stock is currently listed on Nasdaq Global, which has qualitative and quantitative continued listing requirements, including corporate governance requirements, public float requirements and the $1.00 minimum closing bid price requirement. Since April 17, 2020, Neos’ common stock has traded at closing bid prices below $1.00. On June 2, 2020, Neos received a letter from the Listing Qualifications Department of the Nasdaq Stock Market indicating that, for the last 30 consecutive business days, the bid price for its common stock had closed below the minimum $1.00 per share required for continued inclusion on Nasdaq Global under Nasdaq Listing Rule 5450(a)(1). On April 17, 2020, in light of market conditions resulting from the impact of the COVID-19 pandemic, Nasdaq announced temporary relief from certain of its listing requirements, including the $1.00 minimum closing bid price requirement, through June 30, 2020. As a result of these changes, while Nasdaq will continue to notify companies about new instances of non-compliance through such date, compliance periods for such new instances will not begin until July 1, 2020. Therefore, since Neos’ common stock remained below the minimum closing bid price threshold during the prescribed time, Neos’ 180-day initial compliance period commenced on July 1, 2020 and ended on December 28, 2020. At the conclusion of Neos’ initial compliance period, Neos did not meet the minimum requirements to transfer its listing to the Nasdaq Capital Market, including not having sufficient stockholders’ equity. As a result, Neos was not afforded an additional 180-day compliance period and, on December 29, 2020, Nasdaq notified Neos that it intended to take steps to delist Neos’ common stock. On December 30, 2020, Neos requested a hearing to appeal Nasdaq’s decision, which has the effect of staying the delisting proceedings pending a decision by the hearings panel. This appeal included a description of Neos’ plans to regain compliance with the applicable continued listing standards, including through the pursuit of a reverse stock split to restore compliance with the $1.00 minimum closing bid price requirement. If Neos’ appeal is unsuccessful, a delisting of its common stock would adversely affect the market liquidity of its common stock, decrease the market price of its common stock and adversely affect its ability to obtain financing for the continuation of its operations.

If Neos is unsuccessful in its appeal and its common stock is not eligible for continued listing on another national securities exchange, trading of Neos’ common stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, Neos’ common stock, and there would likely also be a reduction in Neos’ coverage by security analysts and the news media, which could cause the price of Neos’ common stock to decline further. Also, it may be difficult for Neos to raise additional capital if Neos is not listed on a major exchange.

Neos’ future success depends on its ability to retain key executives and to attract, retain and motivate qualified personnel.

Neos is highly dependent on the principal members of its executive team, the loss of whose services may adversely impact the achievement of its objectives. Any of Neos’ executive officers could leave its employment at any time, as all of its executive officers are “at will” employees. Recruiting and retaining other qualified employees for Neos’ business, including scientific and technical personnel, will also be critical to its success. There is currently a shortage of skilled executives in Neos’ industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. Neos may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical companies for individuals with similar skill sets. In addition, failure to succeed in clinical trials or to receive regulatory approval for its product candidates may make it more challenging to recruit and retain qualified personnel. The inability to recruit key executives or the loss of the services of any executive or key employee might impede the progress of Neos’ development and commercialization objectives.

If Neos fails to maintain an effective system of internal control over financial reporting, Neos may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in its financial and other public reporting, which would harm its business and the trading price of its common stock.

Effective internal controls over financial reporting are necessary for Neos to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause Neos to fail to meet its reporting obligations. Neos has established an annual SOX Risk Assessment and Control Effectiveness Test Cycle that is designed to timely identify deficiencies to management for remediation to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (or the “SOX Act”). Neos may discover additional deficiencies in its internal controls over financial reporting, including those identified through testing conducted by Neos in connection with Section 404 of the SOX Act.

Such deficiencies may be deemed to be significant deficiencies or material weaknesses that may require prospective or retroactive changes to Neos’ consolidated financial statements or identify other areas for further remedial action. In connection with the preparation of its financial statements for the period ended June 30, 2020, Neos concluded that it had a material weakness in internal control over financial reporting related to accounting for debt issuance costs and discounts in connection with the Fifth Amendment to its credit facility. In response, Neos has taken a number of actions designed to improve the operating effectiveness of its internal control over financial reporting to remediate this material weakness. These efforts include establishing mechanisms and processes to allow for the testing of conclusions for non-routine complex transactions, testing of adherence to its policies and procedures and increasing the level of involvement of its third-party provider for technical accounting expertise when there are any such transactions during the period. Although Neos believes the material weakness has been remediated, given that there were no such transactions during the period ended September 30, 2020, Neos did not have the availability to test the operating effectiveness of its control.

Such measures were implemented as of September 30, 2020 and management believes that the enhanced controls are operating effectively and the deficiencies that contributed to the material weakness have been remediated. Neos expects to continue its efforts to maintain and improve its control processes, though there can be no assurance that Neos will avoid potential future material weaknesses, and Neos expects to continue incurring additional costs as a result of these efforts. Management remains committed to the maintenance of such remediation efforts to address the above material weakness. If Neos is unable to successfully remediate any future material weaknesses in its internal control over financial reporting, or if Neos identifies any additional material weaknesses in the future, the accuracy and timing of its financial reporting may be adversely affected, Neos may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in its financial reporting, and its stock price may decline as a result. Neos also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities.

Neos’ business and operations would suffer in the event of system failures.

Neos utilizes information technology, or IT, systems and networks to process, transmit and store electronic information in connection with its business activities. As use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of Neos’ systems and networks and the confidentiality, availability and integrity of its data. There can be no assurance that Neos will be successful in preventing cyber-attacks or successfully mitigating their effects.

Despite the implementation of security measures, Neos’ internal computer systems and those of its contractors and consultants are vulnerable to damage from such cyber attacks, including computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such an event could cause interruption of its operations. For example, the loss of data from completed clinical trials for its product candidates could result in delays in its regulatory approval efforts and significantly increase its costs. To the extent that any disruption or security breach were to result in a loss of or damage to its data, or inappropriate disclosure of confidential or proprietary information, Neos could suffer reputational harm or face litigation or adverse regulatory action and the development of its product candidates could be delayed.

Neos relies on third parties to perform many essential services for its commercial products, including distribution, customer service, accounts receivable management, cash collection and adverse event reporting. If these third parties fail to perform as expected or to comply with legal and regulatory requirements, Neos’ ability to continue to commercialize its products will be significantly impacted and Neos may be subject to regulatory sanctions.

Neos has retained third-party service providers to perform a variety of functions related to the sale and distribution of its products, key aspects of which will be out of its direct control. These service providers may provide key services related to, among other things, distribution, customer service, accounts receivable management and cash collection. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to Neos, Neos’ ability to deliver product to meet commercial demand may be significantly impaired. In addition, Neos may engage third parties to perform various other services for Neos relating to adverse event reporting, safety database management, fulfillment of requests for medical information regarding its product candidates and related services. If the quality or accuracy of the data maintained by these service providers is insufficient or if they fail to comply with various requirements, Neos could be subject to regulatory sanctions.

Risks Related to Commercialization

Neos is heavily dependent on the commercial success of its commercial products. Neos has not generated substantial revenues from the sales of these products, or any sales revenues from any of its product candidates, if approved, and Neos may never achieve or maintain profitability.

Neos’ ability to become profitable depends upon its ability to generate revenues from sales of its Branded Products for the treatment of attention deficit hyperactivity disorder, or ADHD, and, if approved, any other product candidates that Neos may develop. Neos has limited commercial experience, having only generated revenues from the sale of its generic Tussionex since Neos acquired it in 2014, and Adzenys XR-ODT, Cotempla XR-ODT, and Adzenys ER, which Neos commenced commercializing in May 2016, September 2017 and February 2018, respectively. None of Neos’ marketed products have thus far generated product sales revenues at levels sufficient for Neos to attain profitability. Neos has not generated any revenues from product sales of any other product candidates and, to date, has incurred significant operating losses.

Neos’ ability to generate product revenues is dependent on its ability to successfully commercialize its Branded Products, and any other product candidates that Neos may identify and develop or for which Neos may obtain approval. Neos’ ability to successfully commercialize its products and product candidates depends on, among other things, its ability to:

●	manufacture commercial quantities of Neos’ Branded Products and, if approved, any other product candidates that Neos may develop at acceptable cost levels; and

●	successfully establish and/or maintain sales and marketing capabilities to commercialize Neos’ Branded Products and, if approved, any other product candidates that Neos may develop.

Neos has incurred, and anticipate continuing to incur, significant costs associated with commercialization of its approved products and, if approved, any other product candidates that Neos may develop. It is possible that Neos will never attain sufficient product sales revenues to achieve profitability.

If Neos’ sales and marketing efforts for its Branded Products are not successful, and if Neos is unable to establish and maintain sales and marketing capabilities or enter into agreements with third parties to market, distribute and sell its other product candidates, if approved, Neos may be unable to generate significant revenue.

While Neos has established internal and external capabilities for the sale, marketing and distribution of its Branded Products, there is no guarantee that Neos will be successful in the commercialization of its products. Neos currently has a limited sales history for its Branded Products. Although Neos has established a focused, specialty sales and marketing organization of approximately 45 representatives to promote its approved products in the United States, these commercialization capabilities have only been recently established, and Neos may need to expand its sales force if Neos decides to undertake additional commercialization activities on its own, which will be costly and time-consuming. Neos cannot be certain that it will reap the benefits of its commercialization efforts of its Branded Products compared to the cost of such efforts. Neos’ prior experience in the marketing, sale and distribution of pharmaceutical products is limited to its generic Tussionex product and, before the commercial launch of Adzenys XR-ODT, Neos had no prior experience, as a company, in the marketing, sale and distribution of branded pharmaceutical products. There are significant risks involved in building and managing a sales organization, including Neos’ ability to successfully hire, retain and incentivize qualified individuals, generate sufficient and appropriate customer targets, provide adequate training to sales and marketing personnel, effectively manage a geographically dispersed sales and marketing team and successfully negotiate with managed care and third-party payors. Any failures associated with the operation or expansion of Neos’ internal and external sales, marketing and distribution capabilities could adversely impact the commercialization of these products.

In addition, while Neos realigned its commercial operations in November 2018 and again in May 2020 to deploy its resources to what Neos believes are the most appropriate regions and physician targets, there can be no assurances that Neos will realize the intended benefits of these realignments or that the strategy will improve its operating results. As part of both realignments, Neos reduced the size of its commercialization organization resulting in severance and employee related costs. Following the realignment in 2018, there were fewer prescriptions written for its marketed products in 2019. It is possible that the May 2020 realignment may also result in fewer prescriptions written for Neos’ marketed products. In the future, Neos may determine to increase or decrease the extent of its commercial operations.

Neos also may enter into strategic partnerships with third parties to commercialize its Branded Products and its other product candidates, if approved, outside of the United States and intend to also enter into strategic partnerships with third parties for certain aspects of its commercialization efforts within the United States. Neos may have difficulty establishing relationships with third parties on terms that are acceptable to it, or in all of the regions where Neos wish to commercialize its products, or at all. If Neos is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, Neos may not be able to generate sufficient product revenue and may not become profitable. Neos will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Even though Neos has established an internal marketing and sales team, Neos may be unable to compete successfully against these more established companies.

Neos’ business is subject to extensive regulatory requirements, and Neos’ approved products and any product candidates that obtain approval will be subject to ongoing and continued regulatory review, which may result in significant expense and limit its ability to commercialize such products.

Even after a product is approved, Neos remains subject to ongoing FDA, and other regulatory requirements governing, among other things, the production, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, import, export, record-keeping and reporting of safety and other post-market information. The holder of an approved new drug application (“NDA”) is obligated to monitor and report adverse events, or AEs, and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. In addition, the FDA may impose significant restrictions on the approved indicated uses for which the product may be marketed or on the conditions of approval. For example, a product’s approval may contain requirements for potentially costly post-approval trials and surveillance to monitor the safety and efficacy of the product or the imposition of a Risk Evaluation and Mitigation Strategy, or REMS, program.

Prescription drug advertising, marketing and promotion are subject to federal, state and foreign regulations that include requirements for direct-to-consumer advertising and promotional activities involving the Internet and social media. In the United States, prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure they are marketed only for their approved indications and in accordance with the provisions of the approved label. Any promotion for uses or in patient populations not described in the approved labeling, known as “off-label” promotion, is impermissible and could subject Neos to enforcement actions and significant penalties for off-label marketing. The FDA has also provided guidance on industry-sponsored scientific and educational activities to ensure such activities are not promotional.

In addition, manufacturers and their facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices (“cGMPs”). These cGMP regulations cover all aspects of manufacturing relating to Neos’ generic Tussionex and its Branded Products. As such, Neos is subject to continual review and periodic inspections to assess compliance with cGMP and must continue to expend time, money and resources in all areas of regulatory compliance, including manufacturing, production and quality control.

The facilities used by Neos to manufacture its products and any product candidates that Neos may develop are subject to inspections, including pre-approval inspections following its submission of any NDAs to the FDA for any product candidates that Neos may develop. For example, in connection with a general cGMP and pre-approval inspection for Adzenys ER in July 2017, Neos received a Form FDA 483 with one observation related to complaint records failing to document the reason and the individual making the decision not to conduct a complaint investigation. Neos implemented corrective action related to this observation and responded to the FDA. The FDA’s most recent inspections in 2018 did not result in a Form FDA 483.

If Neos cannot successfully manufacture material that conforms to its specifications and the strict regulatory requirements of the FDA, Neos will not be able to secure and/or maintain regulatory approval for its product candidates. If the FDA finds deficiencies at Neos’ manufacturing facility and does not approve its NDA for any of its future product candidates or if the FDA withdraws any such approval in the future for Neos’ products, Neos’ ability to develop or market any of its products or any product candidates that Neos may develop will be significantly impacted.

Manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMPs and adherence to commitments made in the NDA. If Neos or a regulatory agency discovers previously unknown problems with a product, such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including notice to physicians, withdrawal of the product from the market or suspension of manufacturing. Manufacturers are also subject to annual prescription drug product program fee. If Neos is unable to generate sales of its product candidates, the user fee requirements could be difficult to pay.

If Neos fails to comply with applicable regulatory requirements, the FDA may, for example:

●	issue untitled or warning letters asserting that it is in violation of the Federal Food, Drug and Cosmetic Act (the “FDCA”);

●	impose restrictions on the marketing or manufacturing of any product or product candidate that Neos may develop;

●	seek an injunction or impose civil, criminal and/or administrative penalties, damages, assess monetary fines, or require disgorgement;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	refuse to approve a pending NDA or supplements to an NDA submitted by Neos with respect to any product candidate that Neos may develop; or

●	seize the product.

Moreover, any violation of these and other laws and regulations could result in exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, require curtailment or restructuring of its operations and prohibit Neos from entering into government contracts.

Similar requirements may apply in foreign jurisdictions in which Neos may seek approval of its products. Any government investigation of alleged violations of law could require Neos to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit Neos’ ability to commercialize its products and generate revenues.

In addition, the FDA’s regulations or policies may change and new or additional statutes or government regulations in the United States and other jurisdictions may be enacted that could prevent or delay regulatory approval of its product candidates or further restrict or regulate post-approval activities. Neos cannot predict the likelihood, nature or extent of adverse government regulation that may arise from pending or future legislation or administrative action, either in the United States or abroad. If Neos is not able to achieve and maintain regulatory compliance, Neos may not be permitted to market its products and/or product candidates, which would adversely affect its ability to generate revenue and achieve or maintain profitability.

The commercial success of Neos’ Branded Products depends upon attaining market acceptance by physicians, patients, third-party payors and the medical community.

To date, Neos has expended significant time, resources, and effort on the development of its Branded Products, and a substantial majority of its resources are now focused on the commercialization of these products in the United States. Accordingly, Neos’ ability to generate significant product revenue and ultimately to attain profitability will depend almost entirely on its ability to successfully commercialize its Branded Products.

Neos’ ability to successfully commercialize its Branded Products will depend on, among other things, its ability to:

●	establish and maintain relationships with third-party suppliers for the active pharmaceutical ingredient (“API”), in Neos’ Branded Products;

●	manufacture and produce, through a validated process, sufficiently large quantities and inventory of Neos’ Branded Products to permit successful commercialization;

●	establish and/or build and maintain a wide variety of internal and external sales, distribution and marketing capabilities sufficient to support commercial sales of Neos’ products;

●	establish collaborations with third parties for the commercialization of Neos’ products in countries outside the United States, and such collaborators’ ability to obtain regulatory and reimbursement approvals in such countries;

●	secure widespread acceptance of Neos’ products by physicians, health care payors, patients and the medical community;

●	properly price and obtain adequate coverage and reimbursement of the product by governmental authorities, private health insurers, managed care organizations and other third-party payors;

●	maintain compliance with ongoing FDA labeling, packaging, storage, advertising, promotion, recordkeeping, safety and other post-market requirements; and

●	manage Neos’ spending related to its commercialization efforts.

There are no guarantees that Neos will be successful in completing these tasks. Successful commercialization will also depend on whether Neos can adequately protect against and effectively respond to any claims by holders of patents and other intellectual property rights that its products infringe their rights, whether any unanticipated adverse effects or unfavorable publicity develops in respect of its products, as well as the emergence of new or existing products as competition, which may be proven to be more clinically effective and cost-effective. If Neos is unable to successfully complete these tasks, Neos may not be able to continue to commercialize its Branded Products, in which case Neos may be unable to generate sufficient revenues to sustain and grow its business.

In addition, Neos will need to continue investing substantial financial and management resources to maintain and optimize its commercial infrastructure and to recruit, retain, and train qualified marketing, sales and other personnel to support the ongoing commercialization of its Branded Products. In addition, Neos has certain internal revenue expectations with respect to the sale of its Branded Products. If Neos cannot successfully commercialize and achieve those revenue expectations with respect to its Branded Products, Neos’ anticipated revenues and liquidity will be materially adversely impacted.

Moreover, even if Neos is able to successfully commercialize its Branded Products, their continued commercial success may be largely dependent on the capability of its third-party collaborators. Such third-party collaborators may not deploy the resources Neos would like them to, and Neos’ revenue would then suffer. In addition, Neos could become embroiled in disputes with these parties regarding the terms of any agreements, their performance or intellectual property rights. Any dispute could disrupt the sales of Neos’ products and adversely affect its reputation and revenue. In addition, if any of Neos’ manufacturing or collaboration partners fail to effectively perform under the arrangements for any reason, Neos may not be able to find a suitable replacement partner on a timely basis, on acceptable terms, or at all.

Neos faces significant competition from other biotechnology and pharmaceutical companies, and Neos’ operating results will suffer if Neos fails to compete effectively.

The biopharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Neos faces significant existing competition in the United States and, if approved, would face significant competition in markets outside the United States, from major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. For example:

●	amphetamine XR is currently marketed in the United States by (i) Takeda Pharmaceutical Company Limited under the brand names Adderall XR®, Vyvanse®, and Mydayis® and (ii) Tris Pharma, Inc. (“Tris”), under the brand name Dyanavel XR®; and

●	methylphenidate is marketed in the United States by (i) Janssen Pharmaceuticals, Inc. under the brand name Concerta®, (ii) Tris under the brand names Quillivant XR® and QuilliChew ER®, (iii) Rhodes Pharmaceuticals LP under the brand name Aptensio XR®, (iv) Ironshore Pharmaceuticals Inc. under the brand name Jornay PM®, (v) Osomotica Pharmaceuticals plc under the name Methylphenidate HCl ER 72 mg Tablets, (vi) Novartis under the brand names Focalin XR® and Ritalin LA® and (vii) Adlon Therapeutics L.P., a subsidiary of Purdue Pharma L.P., under the name Adhansia XR®.

Further, makers of branded drugs could also enhance their own formulations in a manner that competes with Neos’ enhancements of these drugs. Neos is also aware of efforts by several pharmaceutical companies with ADHD medications in clinical development, including Sunovion, Supernus, KemPharm and Neurovance.

Many of Neos’ competitors have substantially greater financial, technical and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in Neos’ competitors. As a result, these companies may obtain regulatory approval more rapidly than Neos is able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Neos’ competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products or drug delivery technologies that are more effective or less costly than Neos’ XR-ODT or XR oral suspension, or any product candidate that Neos is currently developing or that Neos may develop. In addition, Neos’ competitors may file citizens’ petitions with the FDA in an attempt to persuade the FDA that its products, or the nonclinical studies or clinical trials that support their approval, contain deficiencies or that new regulatory requirements be placed on the product candidate or drug class of the product candidate. Such actions by Neos’ competitors could delay or even prevent the FDA from approving any NDA that Neos submits under Section 505(b)(2).

Neos believes that its ability to successfully compete will depend on, among other things:

●	the ability to commercialize and market any of its products and product candidates that receive regulatory approval;

●	the price paid by customers for Neos’ products and product candidates that receive regulatory approval, including in comparison to branded or generic competitors;

●	the efficacy and safety of Neos’ products and product candidates, including as relative to marketed products and product candidates in development by third parties;

●	the ability to manufacture on a cost-effective basis and sell commercial quantities of Neos’ products and product candidates that receive regulatory approval;

●	acceptance of any of Neos’ products and product candidates that receive regulatory approval by physicians and other healthcare providers;

●	the time it takes for Neos’ product candidates to complete clinical development and receive marketing approval;

●	the ability to maintain a good relationship with regulatory authorities;

●	whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans, including Medicaid and Medicare; and

●	the ability to protect intellectual property rights related to Neos’ product and product candidates.

If Neos’ competitors market products that are more effective, safer or less expensive than Neos’ products or that reach the market sooner than Neos’ products, Neos may enter the market too late in the cycle and may not achieve commercial success, or Neos may have to reduce its price, which would impact Neos’ ability to generate revenue and obtain profitability. In addition, the biopharmaceutical industry is characterized by rapid technological change. Because Neos has limited research and development capabilities, it may be difficult for Neos to stay abreast of the rapid changes in each technology. If Neos fails to stay at the forefront of technological change, Neos may be unable to compete effectively. Technological advances or products developed by Neos’ competitors may render Neos’ technologies or product candidates obsolete, less competitive or not economical.

If Neos is unable to differentiate its products or product candidates from branded drugs or existing generic therapies for similar treatments, or if the FDA or other applicable regulatory authorities approve generic products that compete with any of Neos’ products or product candidates, Neos’ ability to successfully commercialize such products or product candidates would be adversely affected.

Neos expects to compete against branded drugs and to compete with their generic counterparts that will be sold for a lower price. Although Neos believes that its Branded Products and product candidates are or will be differentiated from branded drugs and their generic counterparts, if any, including through clinical efficacy or through improved patient compliance and ease of administration, it is possible that such differentiation will not impact Neos’ market position. If Neos is unable to achieve significant differentiation for its products and product candidates against other drugs, the opportunity for its products and, if approved, product candidates to achieve premium pricing and be commercialized successfully would be adversely affected.

After an NDA, including a 505(b)(2) application, is approved, the covered product becomes a “listed drug” that, in turn, can be cited by potential competitors in support of approval of an abbreviated new drug application, or ANDA. The FDCA, implementing regulations and other applicable laws provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that their product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling as Neos’ product candidate and that the generic product is bioequivalent to Neos’, meaning it is absorbed in the body at the same rate and to the same extent as Neos’ product candidate. These generic equivalents, which must meet the same quality standards as the listed drugs, would be significantly less costly than Neos’ to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices.

Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product, such as Neos’ Branded Products, can be lost to the generic version. Accordingly, competition from generic equivalents to Neos’ product candidates would materially adversely impact its revenues, profitability and cash flows and substantially limit its ability to obtain a return on the investments Neos has made in its product candidates. For example, on July 25, 2016, Neos received a paragraph IV certification from Actavis Laboratories FL, Inc. (“Actavis”) advising Neos that Actavis filed an ANDA with the FDA for a generic version of Adzenys XR-ODT. On October 17, 2017, Neos entered into a Settlement Agreement and a Licensing Agreement with Actavis, pursuant to which Neos has granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances. On October 31, 2017, Neos received a paragraph IV certification from Teva Pharmaceuticals USA, Inc. (“Teva”) advising Neos that Teva filed an ANDA with the FDA for a generic version of Cotempla XR-ODT. On December 21, 2018, Neos entered into a Settlement Agreement and a Licensing Agreement with Teva, pursuant to which Neos has granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances.

The design, development, manufacture, supply and distribution of Neos’ products and product candidates are highly regulated processes and technically complex.

Neos is subject to extensive regulation in connection with the preparation and manufacture of its products for commercial sale, and its product candidates and potential product candidates for clinical trials and commercial sale. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMPs and equivalent foreign standards. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of Neos’ products and product candidates that may not be detectable in final product testing. The development, manufacture, supply and distribution of its approved products as well as any of its future potential product candidates, are highly regulated processes and technically complex. Neos, along with its third-party suppliers, must comply with all applicable regulatory requirements of the FDA and foreign authorities. For instance, because each of its Branded Products is a regulated drug product and subject to the U.S. Drug Enforcement Administration (“DEA”) regulation, Neos has had to, and will continue to need to, secure state licenses from each state in which it intends to sell such product allowing it to distribute a regulated drug product in such state.

Neos must supply all necessary documentation in support of its regulatory filings for its product candidates on a timely basis and must adhere to applicable parts of the FDA’s Good Laboratory Practices and cGMP requirements enforced by the FDA through its facilities inspection program, and the equivalent standards of the regulatory authorities in other countries. Any failure to comply with cGMP requirements or failure to scale-up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of its product candidates. Neos’ facilities and quality systems must also pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of its product candidates or any of its other potential products. For example, in connection with a general cGMP and pre-approval inspection for Adzenys ER in July 2017, Neos received a Form FDA 483 with one observation related to complaint records failing to document the reason and the individual making the decision not to conduct a complaint investigation. Neos implemented corrective action related to this observation and responded to the FDA. The FDA has conducted additional inspections in 2018 that have not resulted in Form FDA 483s. In addition, the regulatory authorities in any country may, at any time, audit or inspect a manufacturing facility involved with the preparation of Neos’ product candidates or its other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities and quality systems do not pass a pre-approval plant inspection, FDA approval of its product candidates, or the equivalent approvals in other jurisdictions, will not be granted.

Regulatory authorities also may, at any time following approval of a product for sale, audit Neos’ manufacturing facilities. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of its product specifications or applicable regulations occurs independent of such an inspection or audit, Neos or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for Neos to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of its facility. Any such remedial measures imposed upon Neos could materially harm its business. If Neos fails to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or revocation of a pre-existing approval. As a result, Neos’ business, financial condition and results of operations may be materially harmed.

For Neos’ approved products, it must comply with the requirements of the Drug Supply Chain Security Act (the “DSCSA”), which outlines critical steps to build an electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States.

For Neos’ approved drugs, it must comply with the requirements of the DSCSA, including those related to product tracing, verification, and authorized trading partners. Signed into law on November 27, 2013, the DSCSA amended the FSCA and is being implemented over a ten-year period. The law’s requirements include the ability to quarantine and promptly investigate suspect product, such as potentially counterfeit, diverted or stolen product, to determine if it is illegitimate, and notify Neos’ trading partners and the FDA of any illegitimate product. As required by the DSCSA, Neos now places on each prescription drug package a unique product identifier consisting of the National Drug Code, serial number, lot number and expiration date, in the form of a 2-dimensional data matrix barcode that can be easily read electronically. If at any point Neos’ drug products fail to bear this unique product identifier, they would be misbranded under the FDCA, its drug products may not be accepted into the supply chain, and Neos may be subject to an enforcement action. In addition, the DSCSA imposes additional requirements on manufacturers and others in the supply chain that must be implemented by certain dates over the next several years. Neos is working to meet these new requirements in the time frames required. If Neos is unsuccessful in these efforts, it may be subject to enforcement, including the removal of its approved product from the market.

Neos relies on limited sources of supply for its Branded Products and its generic Tussionex, and any disruption in the chain of supply may impact production and sales of its Branded Products and its generic Tussionex, and cause delays in developing and commercializing its product candidates and currently manufactured and commercialized products.

Neos’s approved NDAs for its Branded Products, include its proposed manufacturing process for each product. Any change to Neos’ manufacturing process, facilities or suppliers could require that it supplement its approved NDA. Also, because of its proprietary processes for manufacturing its product candidates, Neos cannot immediately transfer manufacturing activities for its Branded Products or its generic Tussionex to an alternate supplier, and a change of facilities would be a time-consuming and costly endeavor.

Any changes to Neos’ manufacturing process would involve substantial cost and could result in a delay in its desired clinical and commercial timelines. Neos is also reliant on a limited number of suppliers for resin, drug compounds, coating and other component substances of its final product candidates and products. If any of these single-source suppliers were to breach or terminate its supply agreement, if any, with Neos or otherwise not supply Neos, Neos would need to identify an alternative source for the supply of component substances for its product candidates and products. Identifying an appropriately qualified source of alternative supply for any one or more of the component substances for its product candidates or products could be time consuming, and Neos may not be able to do so without incurring material delays in the development and commercialization of its approved products or product candidates or a decrease in sales of its approved products, which could harm its financial position and commercial potential for its product candidates and products. Any alternative vendor would also need to be qualified through an NDA supplement, which could result in further delay, including delays related to additional clinical trials. The FDA, DEA, or other regulatory agencies outside of the United States may also require additional studies if Neos enters into agreements with new suppliers for the manufacture of its Branded Products and its generic Tussionex that differ from the suppliers used for clinical development of such product candidates.

These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of its products and product candidates, cause Neos to incur higher costs and prevent Neos from commercializing them successfully. Furthermore, if Neos’ suppliers fail to deliver the required commercial quantities of components and APIs on a timely basis and at commercially reasonable prices, including if its suppliers did not receive adequate DEA quotas for the supply of certain scheduled components, and Neos is unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, commercialization of its Branded Products, its generic Tussionex and clinical trials of future potential product candidates, may be delayed or Neos could lose potential revenue and its business, financial condition, results of operation and reputation could be adversely affected.

If Neos fails to produce its products or product candidates in the volumes that are required on a timely basis, it may face penalties from wholesalers and contracted retailers of its products and delays in the development and commercialization of its product candidates.

Neos currently depends on third-party suppliers for the supply of the APIs for its products and product candidates, including drug substance for nonclinical research, clinical trials and commercialization. For its Branded Products, its generic Tussionex and NT0502, its product candidate for sialorrhea, Neos currently relies on single suppliers for raw materials including APIs, which it uses to manufacture, produce and package final dosage forms. In particular, it has an exclusive supply agreement with Coating Place, Inc. (“CPI”), pursuant to which CPI (i) is the exclusive supplier of the active ingredient complexes in its generic Tussionex and (ii) has agreed to not supply anyone else engaged in the production of generic Tussionex with such active ingredient complexes. Any future curtailment in the availability of raw materials could result in production or other delays with consequent adverse effects on Neos. In addition, because regulatory authorities must generally approve raw material sources for pharmaceutical products, changes in raw material suppliers may result in production delays or higher raw material costs. Neos is subject to penalties from wholesalers and contracted retailers if it does not deliver its generic Tussionex and Branded Products in quantities that meet their demand. Any such delays could trigger these penalty provisions, which would have a negative impact on Neos’ business.

If Neos fails to manufacture its Branded Products or product candidates in sufficient quantities and at acceptable quality and pricing levels, or fails to obtain adequate DEA quotas for controlled substances, or to fully comply with cGMP regulations, it may face delays in the commercialization of these products or its product candidates, if approved, or be unable to meet market demand, and may be unable to generate potential revenues.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls, and the use of specialized processing equipment. Pharmaceutical companies often encounter difficulties in manufacturing, particularly in scaling up production of their products. These problems include manufacturing difficulties relating to production costs and yields, quality control, including stability of the product and quality assurance testing, shortages of qualified personnel, as well as compliance with federal, state and foreign regulations. If Neos is unable to demonstrate stability in accordance with commercial requirements, or if its raw material manufacturers were to encounter difficulties or otherwise fail to comply with their obligations to Neos, its ability to obtain FDA approval and market its products and product candidates would be jeopardized. In addition, any delay or interruption in the supply of clinical trial supplies could delay or prohibit the completion of its clinical trials, increase the costs associated with conducting its clinical trials and, depending upon the period of delay, require Neos to commence new trials at significant additional expense or to terminate a trial. Neos purchases raw materials and components from various suppliers in order to manufacture its Branded Products. If Neos is unable to source the required raw materials from its suppliers, or if Neos does not obtain DEA quotas or receive inadequate DEA quotas, it may experience delays in manufacturing its Branded Products, and may not be able to meet its customers’ demands for its products.

In addition, Neos must comply with federal, state and foreign regulations, including cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. Neos may be unable to comply with these cGMP requirements and with other FDA and foreign regulatory requirements. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or voluntary recall, or withdrawal of product approval. If the safety of any of its products or product candidates is compromised due to failure to adhere to applicable laws or for other reasons, Neos may not be able to obtain, or to maintain once obtained, regulatory approval for such products or product candidates or successfully commercialize such products or product candidates, and it may be held liable for any injuries sustained as a result. Any of these factors could cause a delay in clinical development, regulatory submissions, approvals or commercialization of its products or product candidates, entail higher costs or result in it being unable to effectively commercialize its products or product candidates. Any manufacturing defect or error discovered after products have been produced and distributed could result in even more significant consequences, including costly recall procedures, re-stocking costs, damage to Neos’ reputation and potential for product liability claims.

Neos’ Grand Prairie facility was formerly operated by its predecessor, PharmaFab, Inc. (“PharmaFab”). In April 2007, the FDA announced entry of a Consent Decree of Permanent Injunction (the “Consent Decree”), against PharmaFab, one of its subsidiaries and two of its officials. The Consent Decree arose out of several perceived cGMP deficiencies related to the manufacture of unapproved drugs or Drug Efficacy Study Implementation drugs that Neos no longer manufactures. In July 2019, Neos filed a motion with the U.S. District Court of North Texas to vacate the Consent Decree, which was unopposed by the Department of Justice and the FDA and was granted by the court on July 11, 2019. While the Consent Decree has been vacated, there can be no assurance that Neos will not become subject to similar orders in the future, which may result in it continuing to expend resources and attention to observe its terms, and there can be no assurance that it will be in compliance with its requirements.

If Neos is unable to support demand for its Branded Products and any future product candidates, including ensuring that it has adequate capacity to meet any future increase in demand, or it is unable to successfully manage the evolution of its drug delivery technology platform, its business could suffer.

If sales of Neos’ approved products grow, it will need to continue to increase its workflow capacity for customer service, improve its billing and general process, expand its internal quality assurance program and extend its platform to support product production at a larger scale within expected turnaround times. News may need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of its Branded Products. Portions of its process are not automated and will require additional personnel to scale. Neos may also need to purchase additional equipment, some of which can take several months or more to procure, set up and validate, and increase its software and computing capacity to meet increased demand. Alternatively, Neos may need to identify third party contract manufacturers to ensure it has adequate capacity to meet any future demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented, or that Neos will have adequate space in its facilities to accommodate such required expansion.

As additional product candidates, if approved, are commercialized, Neos will need to incorporate new equipment, implement new technology systems and laboratory processes and hire new personnel with different qualifications, or identify third party contract manufacturers. Failure to manage this growth or transition could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for Neos to meet market expectations for its products and could damage its reputation and the prospects for its business.

The current pandemic of COVID-19 and the future outbreak of other highly infectious or contagious diseases, could seriously harm Neos’ research and development, manufacturing and commercialization efforts, increase its costs and expenses and have a material adverse effect on its business, financial condition and results of operations.

Broad-based business or economic disruptions could adversely affect Neos’ ongoing or planned research and development activities, its manufacturing operations and its commercialization efforts. For example, in December 2019, an outbreak of a novel strain of coronavirus originated in Wuhan, China, and has since spread globally. To date, the COVID-19 pandemic has caused significant disruptions to the U.S. and global economies and has contributed to significant volatility and negative pressure in financial markets. The global impact of the outbreak is continually evolving and, as additional cases of the virus are identified, many countries, including the U.S., have reacted by instituting quarantines, restrictions on travel and mandatory closures of businesses. Certain states and cities, including where Neos or the third parties with whom Neos engages operate, have also reacted by instituting quarantines, restrictions on travel, “shelter in place” rules, restrictions on types of business that may continue to operate, and/or restrictions on the types of construction projects that may continue. However, these government policies and directives are subject to change and many companies, including Neos, maintain a work-from-home policy for office employees, and have implemented policies for their researchers and manufacturing workers designed to provide for a safe environment while maintaining progress on important laboratory research and commercial product supply.

The extent to which the COVID-19 pandemic, or the future outbreak of any other highly infectious or contagious diseases, impacts Neos’ product development, manufacturing capabilities, sales and marketing operations, future nonclinical studies and clinical trials and commercialization efforts will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of such pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. The rapid development and fluidity of this situation precludes any prediction as to the full adverse impact of the COVID-19 pandemic. Nevertheless, the COVID-19 pandemic may adversely affect Neos’ business, financial condition and results of operations, and it may have the effect of heightening many of the risks described herein, including the below.

●	Effective March 30, 2020, Neos’ organization, with the exception of a limited number of essential roles, operated under a reduction in hours or, in certain cases, furlough for approximately six weeks. On May 11, 2020, Neos reopened its manufacturing facilities and its sales representatives began to again visit provider offices in addition to engaging in remote selling where necessary. Although much of the organization has since been brought back to full hours, in the future, it may be necessary to return to work-from-home arrangements for Neos’ employees because of restrictions related to COVID-19 and, as a result, Neos may again determine to reduce hours or, in certain cases, furlough employees. In such a case, Neos’ employees could find alternative employment and leave Neos, and Neos cannot provide assurance that its staff, when it returns from any such reduction in hours, will operate at the same level of effectiveness as before the reduction of hours. In addition, adoption of work-from-home requirements could increase Neos’ cyber security risk, create data accessibility concerns, and make it more susceptible to communication disruptions, any of which could adversely impact its business operations.

●	Neos believes that revenue for the quarter ended September 30, 2020 may have been negatively affected by decreased utilization of its products as a result of the COVID-19 pandemic. Although the potential impact of the COVID-19 pandemic on its product revenue is unclear, Neos expects net product sales may continue to be negatively impacted by the COVID-19 pandemic during the fourth quarter of 2020 and potentially into 2021, depending on its duration.

●	Given the economic downturn and increased unemployment in the U.S. related to COVID-19, millions of individuals have lost or may lose their employer-based insurance coverage, which may adversely affect Neos’ ability to commercialize its products. In addition, market disruption and rising unemployment caused by the COVID-19 pandemic may lead to delays in obtaining insurance coverage and reimbursement of products as well as an increase in the numbers of uninsured patients and patients who may no longer be able to afford their co-insurance or co-pay obligations.

●	Neos is currently evaluating its product candidate NT0502 as a potential treatment for chronic sialorrhea in patients with neurological conditions associated with excessive salivation or drooling. In the first half of 2021, Neos plans to initiate a Phase 1 single ascending dose/multiple ascending dose study (“SAD/MAD study”) of NT0502. Neos is aware that some trial sponsors have encountered challenges in conducting clinical activities during the ongoing COVID-19 pandemic that have impacted the timing of trials, including delays in site initiation, site closures and restrictions on site visits, and Neos may similarly experience such challenges in its planned clinical trial.

●	Neos currently relies on third parties to, among other things, manufacture raw materials and active pharmaceutical ingredients, perform quality testing and supply other goods and services to run its business. If any such third parties in its supply chain for materials are adversely impacted by restrictions resulting from the COVID-19 pandemic, including staffing shortages, production slowdowns and disruptions in delivery systems, Neos’ supply chain may be disrupted.

●	Health regulatory agencies globally may experience disruptions in their operations as a result of the COVID-19 pandemic. The FDA and comparable foreign regulatory agencies may have slower response times or be under-resourced to continue to monitor Neos’ clinical trials and, as a result, review, inspection, and other timelines may be materially delayed. For example, in April 2020, the FDA stated that its New Drug Program was continuing to meet program user fee performance goals, but due to many agency staff working on COVID-19 activities, it was possible that the FDA would not be able to sustain that level of performance indefinitely. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of its clinical trials or delay in regulatory review resulting from such disruptions could materially affect the development and study of Neos’ product candidates, including NT0502.

●	The trading prices for Neos’ common stock and other specialty pharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, Neos may face difficulties raising capital through sales of its common stock or such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the COVID-19 pandemic could materially and adversely affect its business and the value of its common stock.

While some states and jurisdictions have started to rollback stay-at-home and quarantine orders and reopened in phases, it is difficult to predict what the lasting impact of the pandemic will be, and if Neos or any of the third parties with whom Neos engages were to experience additional shutdowns or other prolonged business disruptions, its ability to conduct its business in the manner and on the timelines presently planned could have a material adverse impact on its business, results of operation and financial condition. In addition, a recurrence or “second wave” of COVID-19 cases could cause other widespread or more severe impacts depending on where infection rates are highest.

As a result of the COVID-19 pandemic, Neos’ commercial activities, manufacturing operations and clinical development progress, data and timelines, and general business operations, could be delayed or materially harmed, and its business, prospects, financial condition, and results of operations would suffer as a result. Neos will continue to monitor developments as it deals with the disruptions and uncertainties relating to the COVID-19 pandemic.

If Neos’ sole manufacturing facility becomes damaged or inoperable or it decides to or are required to vacate its facility, Neos’ ability to manufacture its Branded Products, its generic Tussionex or future potential product candidates for clinical development, may be jeopardized. Neos’ inability to continue manufacturing adequate supplies of its products could adversely affect its ability to generate revenues.

All of Neos’ manufacturing capabilities are housed in its sole manufacturing facility located in Grand Prairie, Texas. Neos’ facility and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, tornado, power loss, communications failure or terrorism, any of which may render it difficult or impossible for Neos to operate its drug delivery technology platform and manufacture its product candidates or products for some period of time. While Neos seeks to maintain finished goods inventory of its products outside of this facility, it is unlikely that the level of such inventory would be sufficient if Neos were to sustain anything other than a short-term disruption in its ability to manufacture its products and product candidates at its Grand Prairie, Texas facility. The inability to manufacture its products and product candidates if Neos’ facility or its equipment is inoperable, for even a short period of time, may result in the loss of customers or harm to its reputation, and it may be unable to regain those customers or repair its reputation in the future. Furthermore, its facility and the equipment it uses to manufacture its products and product candidates could become damaged and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild Neos’ facility or repair or replace its equipment or license or transfer its proprietary technology to a third-party, particularly in light of the requirements for a DEA-registered manufacturing and storage facility like Neos’. If Neos decides to or are required to change or add a new manufacturer or supplier, the process would likely require prior FDA, DEA and/or equivalent foreign regulatory authority approval, and would be time consuming and costly. Even in the event Neos is able to find a third party with such qualifications to enable Neos to manufacture its products or product candidates, Neos may be unable to negotiate commercially reasonable terms.

Neos carries insurance for damage to its property and the disruption of its business, but this insurance may not cover all of the risks associated with damage or disruption to its business, may not provide coverage in amounts sufficient to cover its potential losses and may not continue to be available to it on acceptable terms, if at all. An inability to continue manufacturing adequate supplies of its Branded Products or its generic Tussionex at its Grand Prairie, Texas facility could result in a disruption in the supply of its products to physicians and pharmacies, which would adversely affect its ability to generate revenues.

If other forms of Neos’ product candidates are approved and successfully commercialized by other third parties, especially if approved before Neos can successfully commercialize its products and product candidates, its business would be materially harmed.

Other third parties may seek approval to manufacture and market their own versions of product candidates in Neos’ product pipeline in the United States. If any of these parties obtain FDA approval of such a competitive product before Neos does, they may be entitled to three years of marketing exclusivity. Such exclusivity would, for example, delay the commercialization of Neos’ product candidates and, as a result, Neos may never achieve significant market share for these products. Consequently, revenues from product sales of these products would be similarly delayed and Neos’ business, including its development programs, and growth prospects would suffer. Even if any of Neos’ product candidates are approved before a competitor’s product candidate, it may not be entitled to any marketing exclusivity and, other than under circumstances in which third parties may infringe or are infringing its patents, Neos may not be able to prevent the submission or approval of another full NDA for any competitor’s product candidate.

Amphetamine, methylphenidate and hydrocodone are Schedule II controlled substances under the Controlled Substances Act, and any failure to comply with this Act or its state equivalents would have a negative impact on Neos’ business.

Amphetamine, methylphenidate and hydrocodone, which are the active ingredients in Neos’ Adzenys XR-ODT, Adzenys ER, Cotempla XR-ODT and generic Tussionex products, are listed by the DEA as a Schedule II controlled substance under the Controlled Substances Act (“CSA”). The DEA classifies substances as Schedule I, II, III, IV or V controlled substances, with Schedule I controlled substances considered to present the highest risk of substance abuse and Schedule V controlled substances the lowest risk. Scheduled controlled substances are subject to DEA regulations relating to supply, procurement, manufacturing, storage, distribution and physician prescription procedures. For example, Schedule II controlled substances are subject to various restrictions, including, but not limited to, mandatory written prescriptions and the prohibition of refills. In addition to federal scheduling, some drugs may be subject to state-controlled substance laws and regulations and more extensive requirements than those determined by the DEA and FDA. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may schedule products separately. While some states automatically schedule a drug when the DEA does so, other states require additional state rulemaking or legislative action, which could delay commercialization. Some state and local governments also require manufacturers to operate a drug stewardship program that collects, secures, transports and safely disposes of unwanted drugs.

Entities must register annually with the DEA to manufacture, distribute, dispense, import, export and conduct research using controlled substances. In addition, the DEA requires entities handling controlled substances to maintain records and file reports, including those for thefts or losses of any controlled substances, and to obtain authorization to destroy any controlled substances.

Registered entities are subject to DEA inspection and also must follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Security requirements vary by controlled substance schedule with the most stringent requirements applying to Schedule I and Schedule II controlled substances. Required security measures include background checks on employees and physical control of inventory through measures such as vaults and inventory reconciliations. Failure to follow these requirements can lead to significant civil and/or criminal penalties and possibly even lead to a revocation of a DEA registration. The DEA also has a production and procurement quota system that controls and limits the availability and production of Schedule I or II controlled substances. If Neos or any of its suppliers of raw materials that are DEA-classified as Schedule I or II controlled substances are unable to receive any quota or a sufficient quota to meet demand for its products, if any, its business would be negatively impacted.

Public concern over the abuse of medications that are controlled substances, including increased legislative, legal and regulatory action, could negatively affect Neos’ business.

Products containing controlled substances may generate public controversy. Certain governmental and regulatory agencies, as well as state and local jurisdictions, are focused on the abuse of controlled substances such as opioids in the United States. State and local governmental agencies have commenced investigations into pharmaceutical companies and others in the supply chain in connection with the distribution of opioid medications. For example, on March 7, 2018 and April 18, 2019, Neos received citations advising it that the County of Harris Texas and the County of Walker Texas filed lawsuits on December 13, 2017 and January 11, 2019, respectively, against Neos and various other alleged manufacturers, promoters, sellers and distributors of opioid pharmaceutical products. Through these lawsuits, each of Harris County and Walker County seek to recoup as damages some of the expenses they allegedly have incurred to combat opioid use and addiction. Each of Harris County and Walker County also seeks punitive damages, disgorgement of profits and attorneys’ fees. In addition, multiple lawsuits have been filed against pharmaceutical companies alleging, among other claims, failures to provide effective controls and procedures to guard against the diversion of controlled substances, negligence by distributing controlled substances to pharmacies that serve individuals who abuse controlled substances, and failures to report suspicious orders of controlled substances in accordance with regulations. Certain of these cases have recently been settled, some for hundreds of millions of dollars. In the future, political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict, the introduction and marketing of its product or product candidates, the withdrawal of currently approved products from the market, or result in other legal action.

In addition, Neos is aware of other legislative, regulatory or industry measures to address the misuse of prescription opioid medications which could affect its business in ways that it may not be able to predict. For example, the State of New York has undertaken efforts to create an annual surcharge on all manufacturers and distributors licensed to sell or distribute opioids in New York, as well as a tax on sales of opioids in the state. Other states have implemented and are also considering legislation that could require Neos to pay taxes, licensing fees, or assessments on the distribution of opioid medications in those states. These laws and proposed bills vary in the amounts and the means of calculation. Liabilities for taxes or assessments under any such laws will likely have an adverse impact on Neos’ results of operations, unless it is able to mitigate them through operational changes or commercial arrangements where permitted, and may result in it ceasing to continue to sell its products in these jurisdictions.

If Neos fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.

Neos is subject to numerous environmental, health and safety laws and regulations. Neos’ operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Its operations also produce hazardous waste products. Neos generally contracts with third parties for the disposal of these materials and wastes. Neos cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from its use of hazardous materials, Neos could be held liable for any resulting damages, and any liability could exceed its resources. Neos also could incur significant costs associated with civil or criminal fines and penalties.

Although Neos maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, Neos may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair its research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

If Neos is unable to achieve and maintain adequate levels of coverage and reimbursement for its products or, if approved, product candidates their commercial success may be severely hindered.

Successful sales of Neos’ products and any product candidates that receive regulatory approval depend on the availability of adequate coverage and reimbursement from third-party payors. Patients who are prescribed medications for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Assuming Neos obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use Neos’ products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of its products.

In addition, the market for Neos’ Branded Products will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access through formulary controls or otherwise to a branded drug when a less costly generic equivalent or other alternative is available.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Many pharmaceutical manufacturers must also calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely.

In addition, in the United States, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require Neos to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Further, Neos believes that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third party coverage and reimbursement for Neos’ product candidates for which it may receive regulatory approval may not be available or adequate in either the United States or international markets, which could have a material adverse effect on its business, results of operations, financial condition and prospects.

Neos’ relationships with customers, healthcare providers and third-party payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

For Neos’ products and any product candidates that obtain regulatory approval and are marketed in the United States, its arrangements with third-party payors, healthcare providers, and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes any products for which it obtains marketing approval. In addition, Neos may be subject to health information privacy and security regulation by U.S. federal and state governments and foreign jurisdictions in which it conducts its business. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below:

●	The federal Anti-Kickback Statute, makes it illegal for any person, including a prescription drug or biologic manufacturer (or a party on its behalf) to knowingly and willfully solicit, receive, offer or pay remuneration, directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward referrals, either the referral of an individual, or the purchase, recommendation, order or prescription of a particular item, drug or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. Violations of this law are punishable by prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute.

●	The federal civil and criminal false claims laws, including the False Claims Act, and federal civil monetary penalties imposes civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities (including manufacturers) for, among other things, knowingly presenting, or causing to be presented false, fraudulent or fictitious claims for payment by a federal healthcare program or knowingly making a false statement or record material to payment of a false claim or obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly or knowingly concealing or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. Penalties for a False Claims Act violation include mandatory civil penalties for each separate false claim, the potential for exclusion from participation in federal healthcare programs and the potential implication of various federal criminal statutes. The government may deem manufacturers to have “caused” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Claims which include items or services resulting from a violation of the federal Anti-Kickback Statute are false or fraudulent claims for purposes of the False Claims Act. Neos’ future marketing and activities relating to the reporting of wholesaler or estimated retail prices for Neos’ products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for Neos’ products, and the sale and marketing of Neos’ products and any future product candidates, are subject to scrutiny under this law.

●	Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and falsifying, concealing or covering up by any trick and trade a material fact, or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items, or services in relation to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, which impose, among other things, specified requirements on covered entities and their business associates, relating to the privacy, and security of individually identifiable health information, including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties applicable to business associates, and gave state attorneys general new authority to file civil actions for damage or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

●	The Physician Payments Sunshine Act, enacted as part of the ACA which imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program for certain payments and other “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners.

●	Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, which may be broader in scope and apply regardless of payor. Such laws are enforced by various state agencies and through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant federal government compliance guidance, require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures and pricing information. Some states mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation, and other remuneration to physicians. State and foreign laws also govern the privacy and security of health information in certain circumstances. Such data privacy and security laws may differ from one another in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Neos is subject to complex laws and regulations that address privacy and data security. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase Neos’ compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA may impact certain of Neos’ business activities. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA could mark the beginning of a trend toward more stringent state and/or federal privacy legislation in the U.S., which could increase Neos’ potential liability and adversely affect its business.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that Neos’ business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Neos’ operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to it, Neos may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, reputation harm, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if it becomes subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of its operations. If any of the physicians or other healthcare providers or entities with whom Neos expects to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that Neos’ business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Product liability lawsuits could divert its resources, result in substantial liabilities and reduce the commercial potential of Neos’ products.

The risk that Neos may be sued on product liability claims is inherent in the development of pharmaceutical products. Neos faces a risk of product liability exposure related to the testing of its product candidates in clinical trials and faces even greater risks related to the commercialization of its products and upon any commercialization by it of its future products and, if approved, its product candidates, such as claims related to opioid abuse. For example, on March 7, 2018, Neos received a citation advising it that the County of Harris Texas filed a lawsuit on December 13, 2017 against it and various other alleged manufacturers, promoters, sellers and distributors of opioid pharmaceutical products. On April 18, 2019, Neos received a citation advising it that the County of Walker Texas filed a lawsuit on January 11, 2019 against it and various other alleged manufacturers, promoters, sellers and distributors of opioid pharmaceutical products. These lawsuits may divert Neos’ management from pursuing its business strategy and may be costly to defend. In addition, if Neos is held liable in any of these lawsuits, it may incur substantial liabilities and may be forced to limit or forego further commercialization of one or more of its products.

Neos’ product liability insurance coverage may not be adequate to cover any and all liabilities that it may incur.

Neos currently has $10.0 million in product liability insurance coverage in the aggregate, which may not be adequate to cover any and all liabilities that it may incur. Insurance coverage is increasingly expensive and difficult to obtain. Neos may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against Neos, particularly if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business. In addition, Neos may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims, which could prevent or inhibit the commercial production and sale of its products. For example, Neos has experienced increasing difficulty in procuring insurance coverage for its products, in particular, its opioid-based products, due to their status as controlled substances.

Risks Related to the Clinical Development, Regulatory Review and Approval of Neos’ Product Candidates

Neos’ failure to successfully identify, develop and market additional product candidates could impair its ability to grow.

As part of Neos’ strategy, it intends to identify, develop and market additional product candidates. Neos is exploring various therapeutic opportunities for its pipeline and proprietary technologies. Neos may spend several years completing its development of any particular current or future internal product candidates, and failure can occur at any stage. The product candidates to which Neos may allocate its resources may not end up being successful. In addition, because its internal research capabilities are limited, Neos may be dependent upon pharmaceutical companies, academic scientists and other researchers to sell or license product candidates, approved products or the underlying technology to it. The success of this strategy depends partly upon its ability to identify, select, discover and acquire promising product candidates and products.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with Neos for the license or acquisition of product candidates and approved products. Neos has limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into its current infrastructure. Moreover, Neos may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or Neos may fail to realize the anticipated benefits of such efforts. For example, it may fail to realize the anticipated benefits of the license of NT0502, its in-licensed product candidate, and there is no assurance that it will be able to maintain the license for NT0502 on commercially reasonable terms or at all. Neos may not be able to acquire the rights to additional product candidates on terms that it finds acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

●	exposure to unknown liabilities;

●	disruption of its business and diversion of its management’s time and attention to develop acquired products or technologies;

●	incurrence of substantial debt, dilutive issuances of securities or depletion of cash to pay for acquisitions;

●	higher than expected acquisition and integration costs;

●	difficulty in combining the operations and personnel of any acquired businesses with its operations and personnel;

●	increased amortization expenses;

●	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

●	inability to motivate key employees of any acquired businesses.

Further, any product candidate that Neos acquires may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and other regulatory authorities.

Premarket review of Neos’ product candidates by the FDA or other regulatory authorities is a lengthy and uncertain process and approval may be delayed, limited or denied, any of which would adversely affect its ability to generate future operating revenues.

The FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. For example, the FDA:

●	could determine that Neos cannot rely on the 505(b)(2) regulatory approval pathway for any future product candidate that it may identify and develop;

●	could determine that the information provided by Neos was inadequate, contained clinical deficiencies or otherwise failed to demonstrate safety and effectiveness of any of its product candidates for any indication;

●	may not find the data from bioequivalence studies and/or clinical trials sufficient to support the submission of an NDA or to obtain marketing approval in the United States, including any findings that the safety risks outweigh clinical and other benefits of Neos’ product candidates;

●	may require Neos to conduct additional bioequivalence studies to demonstrate that the proposed commercial product is bioequivalent to the batch used in clinical trials;

●	may disagree with Neos’ trial design or its interpretation of data from nonclinical studies, bioequivalence studies and/or clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for its trials;

●	may determine that Neos inappropriately relied on a certain listed drug or drugs for its 505(b)(2) NDA or that approval of its applications for any future product candidate is blocked by patent or non-patent exclusivity of the listed drug or drugs;

●	may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers with which Neos enters into agreements for the supply of the API used in its product candidates;

●	may identify deficiencies in Neos’ manufacturing processes or its proposed scale-up of the manufacturing processes or facilities for the production of its product candidates;

●	may approve Neos’ product candidates for fewer or more limited indications than it requests, or may grant approval contingent on the performance of costly post-approval clinical trials;

●	may change its approval policies or adopt new regulations; or

●	may not approve the labeling claims that Neos believes are necessary or desirable for the successful commercialization of its product candidates.

Notwithstanding the approval of many products by the FDA pursuant to 505(b)(2) over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of 505(b)(2). If the FDA changes its interpretation of 505(b)(2), or if the FDA’s interpretation is successfully challenged in court, this could delay or even prevent the FDA from approving any 505(b)(2) application that Neos submits. Any failure to obtain regulatory approval of Neos’ product candidates would significantly limit its ability to generate revenues, and any failure to obtain such approval for all of the indications and labeling claims Neos deems desirable could reduce its potential revenues.

If the FDA does not conclude that Neos’ product candidates satisfy the requirements for the 505(b)(2) regulatory approval pathway, or if the requirements for approval of any of Neos’ product candidates under Section 505(b)(2) are not as it expects, the approval pathway for Neos’ product candidates will likely take significantly longer, cost significantly more and encounter significantly greater complications and risks than anticipated, and in any case may not be successful.

Neos intends to seek FDA approval through the 505(b)(2) regulatory approval pathway for each of its future product candidates in its product pipeline. The Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Amendments, added 505(b)(2) to the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from trials that were not conducted by or for the applicant and for which the applicant does not have a right of reference.

If Neos cannot pursue the 505(b)(2) regulatory approval pathway for its product candidates as it intends, it may need to conduct additional nonclinical studies or clinical trials, provide additional data and information and meet additional requirements for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for its product candidates likely would increase substantially and could result in its inability to continue development of its product candidates. Moreover, the inability to pursue the 505(b)(2) regulatory approval pathway could result in new competitive products reaching the market before Neos’ product candidates, which could materially adversely impact its competitive position and prospects. Even if Neos is allowed to pursue the 505(b)(2) regulatory approval pathway for a product candidate, it cannot assure you that it will receive the requisite or timely approvals for commercialization of such product candidate.

In addition, Neos’ competitors may file citizen petitions with the FDA in an attempt to persuade the FDA that Neos’ product candidates, or the clinical trials that support their approval, contain deficiencies or that new regulatory requirements be placed on the product candidate or drug class of the product candidate. Such actions by Neos’ competitors could delay or even prevent the FDA from approving any NDA that Neos submits under 505(b)(2).

An NDA submitted under 505(b)(2) may subject Neos to a patent infringement lawsuit that would delay or prevent the review or approval of its product candidates.

Neos plans to submit its product candidates to the FDA for approval under 505(b)(2) of the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from trials that were not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. An NDA under 505(b)(2) would enable Neos to reference published literature and/or the FDA’s previous findings of safety and effectiveness for the previously approved drug.

For NDAs submitted under 505(b)(2), the patent certification and related provisions of the Hatch-Waxman Amendments apply. Accordingly, Neos may be required to include certifications, known as Paragraph IV certifications, that certify that any patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the “Orange Book”), with respect to any product referenced in the 505(b)(2) application, are invalid, unenforceable or will not be infringed by the manufacture, use or sale of the product that is the subject of the 505(b)(2) NDA.

Under the Hatch-Waxman Amendments, the holder of patents that the 505(b)(2) application references may file a patent infringement lawsuit after receiving notice of the Paragraph IV certification. Filing of a patent infringement lawsuit against the filer of the 505(b)(2) applicant within 45 days of the patent owner’s receipt of notice triggers a one-time, automatic, 30-month stay of the FDA’s ability to approve the 505(b)(2) NDA, unless patent litigation is resolved in favor of the Paragraph IV filer or the patent expires before that time. Accordingly, Neos may invest a significant amount of time and expense in the development of one or more product candidates only to be subject to significant delay and patent litigation before such product candidates may be commercialized, if at all.

In addition, a 505(b)(2) application will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity (“NCE”) listed in the Orange Book for the listed drug has expired. The FDA also may require Neos to perform one or more additional clinical trials or measurements to support the change from the listed drug, which could be time consuming and could substantially delay its achievement of regulatory approval. The FDA also may reject any future 505(b)(2) submissions and require Neos to submit traditional NDAs under 505(b)(1), which would require extensive data to establish safety and effectiveness of the drug for the proposed use and could cause delay and additional costs. These factors, among others, may limit Neos’ ability to commercialize its product candidates successfully.

Neos’ approved products and product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance, or result in significant negative consequences following marketing approval, if any.

As with many pharmaceutical products, treatment with Neos’ products or product candidates may produce undesirable side effects or adverse reactions or events. Although Neos’ products and product candidates contain active ingredients that have already been approved, meaning that the side effects arising from the use of the active ingredient or class of drug in Neos’ product candidates is generally known, its products or product candidates still may cause undesirable side effects. These could be attributed to the active ingredient or class of drug or to its unique formulation of such products or product candidates, or other potentially harmful characteristics. Such characteristics could cause Neos, institutional review boards (“IRBs”), clinical trial sites, the FDA or other regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label, if the product candidate is approved, or the delay, denial or withdrawal of regulatory approval, which may harm Neos’ business, financial condition and prospects significantly.

Further, if any of Neos’ products cause serious or unexpected side effects after receiving market approval, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw their approval of the product or impose restrictions on its distribution;

●	the FDA may require implementation of a REMS;

●	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

●	Neos may be required to change the way the product is administered or conduct additional clinical trials;

●	Neos may need to voluntarily recall its products

●	Neos could be sued and held liable for harm caused to patients; or

●	Neos’ reputation may suffer.

Any of these events could prevent Neos from achieving or maintaining market acceptance of the affected product or product candidate and could substantially increase the costs of commercializing its products and product candidates.

Neos will need to obtain FDA approval of any proposed names for its product candidates that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact its business.

Any name Neos intends to use for its product candidates will require approval from the FDA, regardless of whether Neos has secured a formal trademark registration from the U.S. Patent and Trademark Office (“USPTO”). The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with other product names. In addition, the FDA may object to any product name Neos submits if it believes the name inappropriately implies medical claims.

If the FDA objects to any of Neos’ proposed product names, it may be required to adopt an alternative name for its product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

Obtaining and maintaining regulatory approval of Neos’ product candidates in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Even if Neos obtains and maintain regulatory approval of its product candidates in one jurisdiction, such approval does not guarantee that it will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Neos intends to charge for its products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Neos and could delay or prevent the introduction of its products in certain countries. If Neos fails to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed.

Neos is heavily dependent on the success of its product candidates. Neos cannot give any assurance that it will receive regulatory approval for its product candidates, which is necessary before they can be commercialized.

Neos’ business and future success are substantially dependent on its ability to timely obtain regulatory approval for and commercialize any product candidates that it may identify and pursue. Neos is not permitted to market any of its product candidates in the United States until it receives approval of an NDA from the FDA, or in any foreign jurisdiction until it receives the requisite approvals from such jurisdiction. Satisfaction of regulatory requirements can be protracted, is dependent upon the type, complexity and novelty of the product candidate and requires the expenditure of substantial resources. Neos cannot predict whether it will obtain regulatory approval to commercialize its product candidates, and it cannot, therefore, predict the timing of any future revenues from these product candidates, if any. Any delay or setback in the regulatory approval or commercialization of any of these product candidates could adversely affect Neos’ business.

The commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

Neos intends to identify, develop and market additional product candidates if it completes IND-enabling activities; however, it may not be able to commence or complete the clinical trials, including those with respect to NT0502, that would support the submission of an NDA to the FDA. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of Neos’ clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations (“CROs”) contract manufacturing organizations (“CMOs”) and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	delays due to backlogs of trials at limited numbers of study centers;

●	failure of third-party contractors, such as CROs and CMOs, or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct clinical trials;

●	difficulties obtaining IRB approval to conduct a clinical trial at a prospective site;

●	the FDA requiring alterations to any study designs, nonclinical strategy or manufacturing plans;

●	challenges recruiting and enrolling subjects to participate in clinical trials for a variety of reasons, including size and nature of subject population, proximity of subjects to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

●	difficulties maintaining contact with subjects after treatment, which results in incomplete data;

●	receipt by a competitor of marketing approval for a product targeting an indication that Neos’ product targets;

●	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

●	varying interpretations of data by the FDA and similar foreign regulatory agencies.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by Neos, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, or a data safety monitoring board overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or its clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	unforeseen safety issues, including serious adverse events associated with a product candidate, or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trial.

Positive results in previous nonclinical studies and clinical trials of any of Neos’ product candidates may not be replicated in future clinical trials of the same product candidates, which could result in development delays or a failure to obtain marketing approval.

Positive results in nonclinical studies and clinical trials of any of Neos’ product candidates may not be predictive of similar results in future clinical trials. Also, interim results during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from any completed nonclinical studies and clinical trials for any of Neos’ product candidates may not be predictive of the results it may obtain in later stage trials. Neos’ clinical trials may produce negative or inconclusive results, and Neos may decide, or regulators may require it, to conduct additional clinical trials. Moreover, clinical data is often susceptible to varying interpretations and analyses.

Risks Related to Neos’ Intellectual Property

If Neos’ intellectual property related to its products or product candidates is not adequate, it may not be able to compete effectively in its market.

Neos relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to its products, product candidates and technology. Any disclosure to or misappropriation by third parties of its confidential or proprietary information could enable competitors to duplicate or surpass its technological achievements, thus eroding its competitive position in its market.

Due to legal standards relating to patentability, validity, enforceability and scope of claim, patents covering pharmaceutical and biotechnology inventions involve complex legal, scientific and factual questions. Formulation of drug products such as Neos’ with complex release profiles is an area of intense research, publishing and patenting, which limits the scope of any new patent applications. As a result, Neos’ ability to obtain, maintain and enforce patents is uncertain and any rights under any existing patents, or any patents it might obtain or license, may not provide it with sufficient protection for its products and product candidates to afford a commercial advantage against competitive products or processes. The patent applications that Neos owns or licenses may fail to result in issued patents in the United States or in foreign countries. Even if patents do successfully issue, third parties may challenge their patentability, validity (e.g., by discovering previously unidentified prior art, or a patent-barring event such as a prior public disclosure, use, sale or offer for sale of the invention), enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. In addition, U.S. patents may be challenged by third parties via inter partes review, post grant review, derivation or interference proceedings at the USPTO, and European patents may be challenged via an opposition proceeding at the European Patent Office. Furthermore, if Neos were to assert its patent rights against a competitor, the competitor could challenge the validity and/or enforceability of the asserted patent rights. Although a granted U.S. patent is entitled to a statutory presumption of validity, its issuance is not conclusive as to its validity or its enforceability, and it may not provide Neos with adequate proprietary protection or competitive advantages against competitors with similar products.

If the breadth or strength of protection provided by the patents and patent applications Neos holds or pursues with respect to its products and product candidates is successfully challenged, it may face unexpected competition that could have a material adverse impact on its business. Even if they are unchallenged, its patents and patent applications may not adequately protect its intellectual property or prevent others from designing around its claims. For example, a third party may develop a competitive product that provides therapeutic benefits similar to its products or product candidates, but is sufficiently different to fall outside the scope of its patent protection.

Furthermore, if Neos encounters delays in its clinical trials or entry onto the market in a particular jurisdiction, the period of time during which it could market a particular product under patent protection would be reduced.

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of its proprietary rights, and the outcome of such litigation would be uncertain. If Neos or one of its future collaborators were to initiate legal proceedings against a third party to enforce a patent covering a product or ITS technology, the defendant could counterclaim that its patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of written description, non-enablement or a patent-barring event, such as a public disclosure, use or sale of the invention more than a year before the filing date of the application. Grounds for an unenforceability assertion could, for example, be an allegation that someone connected with prosecution of the patent withheld material information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, Neos cannot be certain that there is no invalidating prior art, of which Neos and the patent examiner were unaware during prosecution, or that a third party challenging one of its patents would not assert that a patent-barring event had occurred. If a plaintiff or a defendant were to prevail on a legal assertion of invalidity and/or unenforceability against one or more of its patents, Neos would lose at least part, and perhaps all, of the patent protection for one or more of its products or product candidates. Such a loss of patent protection could have a material adverse impact on its business. For example, on July 25, 2016, Neos received a paragraph IV certification from Actavis advising Neos that Actavis filed an ANDA with the FDA for a generic version of Adzenys XR-ODT. On September 1, 2016, Neos filed a patent infringement lawsuit in federal district court in the District of Delaware against Actavis, Inc. This case alleged that Actavis infringed Neos’ Adzenys XR-ODT patents by submitting to the FDA an ANDA seeking to market a generic version of Adzenys XR-ODT prior to the expiration of Neos’ patents. On October 17, 2017, Neos entered into a Settlement Agreement and a Licensing Agreement (collectively, the “Actavis Agreement”) with Actavis, which resolved all ongoing litigation involving its Adzenys XR-ODT patents and Actavis’s ANDA. Under the Actavis Agreement, Neos has granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Actavis Agreement has been submitted to the applicable governmental agencies. On October 31, 2017, Neos received a paragraph IV certification from Teva advising it that Teva filed an ANDA with the FDA for a generic version of Cotempla XR-ODT. On December 13, 2017, Neos filed a patent infringement lawsuit in federal district court in the District of Delaware against Teva. This case alleged that Teva infringed its Cotempla XR-ODT patents by submitting to the FDA an ANDA seeking to market a generic version of Cotempla XR-ODT prior to the expiration of its patents. On December 21, 2018, Neos entered into a Settlement Agreement and a Licensing Agreement (collectively, the “Teva Agreement”) with Teva, which resolved all ongoing litigation involving its Cotempla XR-ODT patents and Teva’s ANDA. Under the Teva Agreement, Neos has granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Teva Agreement has been submitted to the applicable governmental agencies.

There can be no assurance that the Actavis Agreement or Teva Agreement will be approved by such agencies. In addition, there can be no assurance that Neos would not face future litigation regarding its Branded Products or any future product candidates.

Such litigation is often time-consuming and costly and its outcome would be unpredictable; however, Neos intends to vigorously enforce its intellectual property rights relating to its products. Neos would expect to face generic competition for its products if such patents are not upheld or if a filer of a Paragraph IV certification is found not to infringe such patents. The resulting loss of exclusivity would impact pricing and its sales of its products, which could have a material adverse impact on its business.

Moreover, Neos may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in reexamination, inter partes review, or interference proceedings challenging its patent rights. Patents based on applications that Neos files in the future may also be subject to derivation and/or post-grant review proceedings. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, its patent rights and allow third parties to commercialize its technology or products and compete directly with Neos. In addition, if the breadth or strength of protection provided by its patents and patent applications is threatened, it could dissuade companies from collaborating with it to license, develop or commercialize current or future product candidates.

Neos may not seek to protect its intellectual property rights in all jurisdictions throughout the world, and it may not be able to adequately enforce its intellectual property rights even in the jurisdictions where it seeks protection.

Filing, prosecuting and defending patents on product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and Neos’ intellectual property rights in some countries outside the United States are less extensive than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, even where Neos does elect to pursue patent rights outside the United States, it may not be able to obtain relevant claims and/or it may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions.

Competitors may use Neos’ technologies in jurisdictions where Neos does not pursue and obtain patent protection to develop their own products and further, may possibly export otherwise infringing products to territories where Neos has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Neos’ products and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if Neos pursues and obtains issued patents in particular jurisdictions, its patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from competing with Neos.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection. This could make it difficult for Neos to stop the infringement of its patents, if obtained, or the misappropriation of its other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, Neos has, and may in the future, choose not to seek patent protection in certain countries. Furthermore, while Neos intends to protect its intellectual property rights in certain markets for its products, it cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which it may wish to market its products. Accordingly, Neos’ efforts to protect its intellectual property rights in such countries may be inadequate.

Obtaining and maintaining Neos’ patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

If Neos is sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on its business.

Neos’ commercial success depends upon its ability and the ability of its collaborators to develop, manufacture, market and sell its and their approved products and use its proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Neos is developing product candidates. As the pharmaceutical industry expands and more patents are issued, the risk increases that its products and product candidates may give rise to claims of infringement of the patent rights of others. There may, for example, be issued patents of third parties of which Neos is currently unaware, that may be infringed by its products or product candidates, which could prevent Neos from being able to commercialize its products or product candidates, respectively. Because patent applications can take many years to issue, there may be currently pending applications which may later result in issued patents that Neos’ products or product candidates may infringe.

The pharmaceutical industry is rife with patent litigation between patent holders and producers of follow-on drug products. The possibility of blocking FDA approval of a competitor’s product for up to 30 months provides added incentive to litigate over Orange Book patents, but suits involving non-Orange Book patents are also common in the ADHD space. There have been multiple patent litigations involving nearly all of the medications for treatment of ADHD. This trend may continue and, as a result, Neos may become party to legal matters and claims arising in the ordinary course of business.

Neos may be exposed to, or threatened with, future litigation by third parties alleging that its products or product candidates infringe their intellectual property rights. If one of its products or product candidates is found to infringe the intellectual property rights of a third party, Neos or its collaborators could be enjoined by a court and required to pay damages and could be unable to commercialize the applicable approved products and product candidates unless it obtains a license to the patent. A license may not be available to Neos on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable relief which could prohibit Neos from making, using or selling its approved products, pending a trial on the merits, which may not occur for several years.

There is a substantial amount of litigation involving patent and other intellectual property rights in the pharmaceutical industry generally. If a third party claims that Neos or its collaborators infringe its intellectual property rights, Neos may face a number of issues, including, but not limited to:

●	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert its management’s attention from its core business;

●	third parties bringing claims against it may have more resources than it to litigate claims against it;

●	substantial damages for infringement, which it may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights, and, if the court finds that the infringement was willful, it could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

●	a court prohibiting it from selling its product or any product candidate approved in the future, if any, unless the third party licenses its rights to it, which it is not required to do;

●	if a license is available from a third party, it may have to pay substantial royalties, fees or grant cross-licenses to its intellectual property rights; and

●	redesigning any of its products and product candidates so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Neos’ drug development strategy relies heavily upon the 505(b)(2) regulatory approval pathway, which requires it to certify that it does not infringe upon third-party patents covering approved drugs. Such certifications typically result in third-party claims of intellectual property infringement, the defense of which would be costly and time consuming, and an unfavorable outcome in any litigation may prevent or delay its development and commercialization efforts which would harm its business.

Neos’ commercial success depends in large part on its avoiding infringement of the patents and proprietary rights of third parties for existing approved drug products. Because it utilizes the 505(b)(2) regulatory approval pathway for the approval of its products and product candidates, it relies in whole or in part on studies conducted by third parties related to those approved drug products. As a result, upon filing with the FDA for approval of its product candidates, Neos will be required to certify to the FDA that either: (1) there is no patent information listed in the FDA’s Orange Book with respect to its NDA; (2) the patents listed in the Orange Book have expired; (3) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patents are invalid or will not be infringed by the manufacture, use or sale of its proposed drug product. If Neos certifies to the FDA that a patent is invalid or not infringed (a “Paragraph IV certification”), a notice of the Paragraph IV certification must also be sent to the patent owner once its 505(b)(2) NDA is accepted for filing by the FDA. The third party may then initiate a lawsuit against Neos asserting infringement of the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving Neos’ NDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in its favor. If the third party does not file a patent infringement lawsuit within the required 45-day period, Neos’ NDA will not be subject to the 30-month stay. However, even if the third party does not sue within the 45-day time limit, thereby invoking the 30-month stay, it may still challenge Neos’ right to market its product upon FDA approval; therefore, some risk of an infringement suit remains even after the expiry of the 45-day limit. For example, when Neos initially submitted its Adzenys XR-ODT NDA in December 2012 and in response to Neos’ Paragraph IV certification, Shire initiated a lawsuit against Neos claiming patent infringement against certain of Shire’s patents. Neos settled with Shire in July 2014. As part of its settlement, among other things, Neos stipulated that the commercial manufacture, use, selling, offering for sale or importing of Adzenys XR-ODT would infringe on certain Shire patents and that such patent claims are valid and enforceable with respect to Neos’ Adzenys XR-ODT NDA, but that such stipulations do not preclude Neos from filing new regulatory applications containing a Paragraph IV certification citing such patents. Neos also entered into a non-exclusive License Agreement (the “2014 License Agreement”) with Shire for certain of Shire’s patents with respect to Neos’ Adzenys XR-ODT NDA. Under the terms of the 2014 License Agreement, upon obtaining FDA approval of Neos’ Adzenys XR-ODT NDA, Neos was required to pay a lump-sum, non-refundable license fee no later than thirty days after receiving such approval and are required to pay a single-digit royalty on net sales of Adzenys XR-ODT during the life of the patents. In addition, on January 26, 2017, Neos sent a letter to Shire, notifying Shire that Neos has made a Paragraph IV certification to the FDA that in its opinion and to the best of its knowledge, the patents owned by Shire that purportedly cover Neos’ Adzenys ER are invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of Adzenys ER. On March 6, 2017, Neos entered into a License Agreement (the “2017 License Agreement”) with Shire, pursuant to which Shire granted Neos a non-exclusive license to certain patents owned by Shire for certain activities with respect to Adzenys ER. Under the terms of the 2017 License Agreement, Neos was required to pay a lump sum, non-refundable license fee no later than thirty days after receiving regulatory approval and is required to pay a single digit royalty on net sales of the Adzenys ER during the life of the relevant patents. Additionally, each of the 2014 License Agreement and 2017 License Agreement contains a covenant from Shire not to file a patent infringement suit against Neos alleging that Adzenys XR-ODT or Adzenys ER, respectively, infringes the Shire patents.

Neos may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

Neos relies on trade secrets to protect its proprietary know-how and technological advances, especially where it does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Neos relies in part on confidentiality agreements with its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect its trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover Neos’ trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of its proprietary rights. Failure to obtain or maintain trade secret protection could enable competitors to use Neos’ proprietary information to develop products that compete with its products or cause additional, material adverse effects upon its competitive business position.

Neos may be subject to claims by third parties asserting that its employees or it has misappropriated their intellectual property, or claiming ownership of what it regards as its own intellectual property.

Some of Neos’ employees were previously employed at other companies, including actual or potential competitors. Neos may also engage advisors and consultants who are concurrently employed at other organizations or who perform services for other entities. Although Neos tries to ensure that its employees, advisors and consultants do not use the proprietary information or know-how of others in their work for Neos, it may be subject to claims that it or its employees, advisors, or consultants have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such party’s former employer or in violation of an agreement with or legal obligation in favor of another party. Litigation may be necessary to defend against these claims.

In addition, while Neos generally requires its employees, consultants, advisors and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to it, Neos may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that Neos regards as its own. Neos’ and their assignment agreements may not be self-executing or may be breached, and Neos may be forced to bring claims against third parties, or defend claims they may bring against Neos, to determine the ownership of what Neos regards as its intellectual property. Similarly, Neos may be subject to claims that an employee, advisor or consultant performed work for Neos that conflicts with that person’s obligations to a third party, such as an employer or former employer, and thus, that the third party has an ownership interest in the intellectual property arising out of work performed for Neos. Litigation may be necessary to defend against these claims.

If Neos fails in prosecuting or defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if it is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Neos’ Common Stock

The market price of Neos’ common stock may be highly volatile and investors in its common stock could incur substantial losses.

The trading price of Neos’ common stock is likely to be volatile. Since shares of its common stock were sold in its initial public offering, in July 2015 at a price of $15.00 per share, its stock price has ranged from $0.45 to $28.99, through December 18, 2020. Neos’ stock price could be subject to wide fluctuations in the future in response to a variety of factors, including the following:

●	negative developments in Aytu’s business or with respect to its common stock or the failure of the merger with Aytu to be completed;

●	failure to successfully execute Neos’ commercialization strategy with respect to its Branded Products, or any other approved potential product candidate in the future;

●	any delay in filing an NDA for any of Neos’ product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that NDA;

●	adverse results or delays in clinical trials, if any;

●	significant lawsuits, including patent or stockholder litigation;

●	inability to obtain additional funding;

●	failure to successfully develop and commercialize Neos’ product candidates;

●	changes in laws or regulations applicable to Neos’ products and product candidates;

●	inability to manufacture adequate amounts of product supply or obtain adequate amounts of components of Neos’ product supply for its products, or the inability to do so at acceptable prices;

●	unanticipated serious safety concerns related to the use of Neos’ generic Tussionex, its Branded Products or any future potential product candidates;

●	adverse regulatory decisions;

●	introduction of new products or technologies by Neos’ competitors;

●	failure to meet or exceed product development or financial projections Neos provides to the public;

●	failure to meet or exceed the estimates and projections of the investment community;

●	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by Neos or its competitors, or perceptions regarding unsolicited public acquisition proposals of its company;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and Neos’ ability to obtain patent protection for its technologies;

●	additions or departures of key scientific or management personnel;

●	changes in the market valuations of similar companies;

●	sales of Neos’ common stock by Neos or its stockholders in the future; and

●	trading volume of Neos’ common stock.

In addition, the stock market in general, and Nasdaq Global in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these listed companies. Broad market and industry factors may negatively affect the market price of Neos’ common stock, regardless of its actual operating performance.

Neos’ principal stockholders and management own a significant percentage of its shares and will be able to exert significant influence over matters subject to stockholder approval.

As of September 30, 2020, Neos’ executive officers, directors, 5% or greater stockholders and their affiliates beneficially owned approximately 35.7% of its outstanding voting stock. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to exert significant influence over matters such as the elections of directors, amendments of its organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for Neos’ common stock that you may believe are in your best interest as one of its stockholders.

Sales of a substantial number of shares of Neos’ common stock in the public market by its existing stockholders could cause its stock price to fall.

Sales of a substantial number of shares of Neos’ common stock by its existing stockholders in the public market or the perception that these sales might occur, could depress the market price of Neos’ common stock and could impair its ability to raise capital through the sale of additional equity securities. Neos is unable to predict the effect that such sales may have on the prevailing market price of its common stock. Shares held by Neos’ affiliates will be subject to volume limitations and other conditions pursuant to Rule 144 of the Securities Act. Sales of stock by these stockholders could have a material adverse effect on the trading price of its common stock. On November 5, 2018, Neos amended a $60.0 million senior secured credit facility with Deerfield as lender, pursuant to which Neos were afforded the right, subject to the terms and conditions of the facility and certain other limitations, to make interest and principal payments owed to Deerfield through the issuance of its common stock, and provided Deerfield with a right, subject to the terms and conditions of the facility and the amended and restated convertible notes issued under the facility and certain other limitations, to convert principal under the amended and restated convertible notes into its common stock, subject to a floor of 95% of $10.00 per share. On May 6, 2020, Neos and Deerfield entered into a fifth amendment to the Facility (the “Fifth Amendment”), under which Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into Neos’ common stock at a conversion price of $1.50 per share.

Potential uncertainty resulting from unsolicited acquisition proposals and related matters may adversely affect Neos’ business.

In the past Neos has received, and in the future it may receive, unsolicited proposals to acquire its company or its assets. For example, in June 2017 and in October 2017, the Board of Directors received an unsolicited non-binding proposal for the acquisition of all of its stock. The review and consideration of acquisition proposals and related matters could require the expenditure of significant management time and personnel resources. Such proposals may also create uncertainty for its employees, customers and vendors. Any such uncertainty could make it more difficult for Neos to retain key employees and hire new talent, and could cause its customers and vendors to not enter into new arrangements with Neos or to terminate existing arrangements. Additionally, Neos and members of its Board of Directors could be subject to future lawsuits related to unsolicited proposals to acquire Neos. Any such future lawsuits could become time consuming and expensive.

Neos is an “emerging growth company,” and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make its common stock less attractive to investors.

Neos is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as Neos continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404 of the SOX Act and reduced disclosure obligations regarding executive compensation in the Annual Report on Form 10-K and its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. Neos will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) in 2020, (b) in which Neos has total annual gross revenue of at least $1.07 billion (as inflation-adjusted by the SEC from time to time), or (c) in which Neos is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which Neos has issued more than $1 billion in non-convertible debt during the prior three-year period.

Even after Neos no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to take advantage of many of the same exemptions from disclosure requirements. Neos cannot predict if investors will find its common stock less attractive because it may rely on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. Neos has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Neos does not intend to pay dividends on its common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of its common stock.

Neos has never declared or paid any cash dividend on its common stock and does not currently intend to do so in the foreseeable future. Neos currently anticipates that it will retain future earnings for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in shares of Neos’ common stock will depend upon any future appreciation in their value. There is no guarantee that shares of its common stock will appreciate in value or even maintain the price at which you purchased them.

Provisions in Neos’ amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire Neos or increase the cost of acquiring Neos, even if doing so would benefit its stockholders or remove its current management.

Some provisions of Neos’ charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of it by others, even if an acquisition would be beneficial to its stockholders and may prevent attempts by its stockholders to replace or remove its current management. These provisions include:

●	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

●	limiting the removal of directors by the stockholders;

●	creating a classified board of directors;

●	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of its stockholders;

●	eliminating the ability of stockholders to call a special meeting of stockholders; and

●	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by Neos’ stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of its board of directors, which is responsible for appointing the members of its management. In addition, Neos is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by the Neos Board. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to Neos’ stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring Neos or merging with Neos.

Neos’ amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Neos or its directors, officers or employees.

Neos’ amended and restated certificate of incorporation, as currently in effect, provides that unless Neos consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for any state law claim for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of its directors, officers or other employees to Neos or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, Neos’ amended and restated certificate of incorporation or its amended and restated bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. The foregoing provisions will not apply to any causes of action arising under the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934. The choice of forum provision may impose additional litigation costs on stockholders in pursuing such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Neos or its directors, officers or other employees, which may discourage such lawsuits against Neos and its directors, officers and other employees. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Neos than its stockholders. Alternatively, if a court were to find the choice of forum provision contained in Neos’ amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, Neos may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition.

General Risk Factors

Legislative or regulatory reform of the health care system in the United States may adversely impact Neos’ business, operations or financial results.

Neos’ industry is highly regulated and changes in law may adversely impact its business, operations or financial results. In particular, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively the “Affordable Care Act” or “ACA”), was signed into law. This legislation changes the current system of healthcare insurance and benefits intended to broaden coverage and control costs. The law also contains provisions that will affect companies in the pharmaceutical industry and other healthcare related industries by imposing additional costs and changes to business practices. Provisions affecting pharmaceutical companies include the following:

●	mandatory rebates for drugs sold into the Medicaid program have been increased, and the rebate requirement has been extended to drugs used in risk-based Medicaid managed care plans.

●	the 340B Drug Pricing Program under the Public Health Service Act has been extended to require mandatory discounts for drug products sold to certain critical access hospitals, cancer hospitals and other covered entities.

●	pharmaceutical companies are required to offer discounts on branded drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “Donut Hole.”

●	pharmaceutical companies are required to pay an annual non-tax deductible fee to the federal government based on each company’s market share of prior year total sales of branded drugs to certain federal healthcare programs, such as Medicare, Medicaid, Department of Veterans Affairs and Department of Defense.

Despite initiatives to invalidate the ACA, the U.S. Supreme Court has upheld certain key aspects of the legislation, including a tax-based shared responsibility payment imposed on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” However, as a result of tax reform legislation passed in December 2017, the individual mandate has been eliminated effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. Pending review, it is unclear what effect the latest ruling will have on the status of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. Neos will continue to evaluate the effect that the ACA and its possible repeal and replacement has on its business.

In addition, since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Further, the Trump administration has concluded that cost-sharing reduction (“CSR”), payments to insurance companies required under the ACA have not received necessary appropriations from Congress and announced that it would discontinue these payments immediately until such appropriations are made. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017 and again on July 18, 2018. Furthermore, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. On December 10, 2019, the U.S. Supreme Court heard arguments in Moda Health Plan, Inc. v. United States, which will determine whether the government must make risk corridor payments. On April 27, 2020, the U.S. Supreme Court decided that ACA requires the federal government to compensate insurers for significant losses their health plans incurred during the first three years of the Act’s marketplaces, and that insurers can sue for nonpayment in the Court of Federal Claims. The effects of a potential future gap in reimbursement on third party payors, the viability of the ACA marketplace, providers, and potentially its business, are not yet known. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment.

Moreover, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices; however, on December 20, 2019, President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repeals the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

In 2021, Congress may consider other legislation to repeal and replace elements of the ACA, and litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. Changes to the ACA or other existing health care regulations could significantly impact its business and the pharmaceutical industry. Although it is too early to determine the effect of legal challenges, pending legislation, and executive action on the ACA, the law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase Neos’ regulatory burdens and operating costs.

Additionally, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted:

●	The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments will remain in effect through 2027 unless additional Congressional action is taken.

●	The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The Right to Try Act of 2018 provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer should develop an internal policy and respond to patient requests according to that policy.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs to limit the growth of government paid health care costs. Individual states in the United States have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

At the federal level, the Trump Administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the 2020 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump Administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. Additionally, in December 2019, the FDA issued a draft guidance document outlining a potential pathway for manufacturers to obtain an additional National Drug Code (“NDC”) for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the draft guidance, if finalized, is unknown at this time. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price Neos receives for any products that it may develop and adversely affect its future revenues and prospects for profitability. Further, Congress and the Trump Administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. For example, on September 25, 2019, the Senate Finance Committee introduced the Prescription Drug Pricing Reduction Act of 2019, a bill intended to reduce Medicare and Medicaid prescription drug prices. The proposed legislation would restructure the Part D benefit, modify payment methodologies for certain drugs, and impose an inflation cap on drug price increases. An even more restrictive bill, the Lower Drug Costs Now Act of 2019, was introduced in the House of Representatives on September 19, 2019, and would require the Department of Health and Human Services (HHS) to directly negotiate drug prices with manufacturers. The Lower Drugs Costs Now Act of 2019 has passed out of the House and was delivered to the Senate on December 16, 2019. However, it is unclear whether either of these bills will make it through both chambers and be signed into law, and if either is enacted, what effect it would have on Neos’ business. At the state level, legislatures have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, have been designed to encourage importation from other countries and bulk purchasing. Neos anticipates pricing scrutiny will continue and escalate, including on a global basis. As a result, Neos’ business and reputation may be harmed, its stock price may be adversely impacted and experience periods of volatility, and its results of operations may be adversely impacted.

CMS may also develop new payment and delivery models, such as bundled payment models. CMS finalized regulations that give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Additionally, CMS finalized a rule that amends the Medicare Advantage and Medicare Part D prescription drug benefit regulations to reduce out of pocket costs for plan enrollees and allow Medicare plans to negotiate lower rates for certain drugs. In May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. CMS is still considering proposed changes to the definition of “negotiated prices” in the regulations. It is unclear what effect such changes will have on Neos’ business and ability to receive adequate reimbursement for its products.

In addition, in September 2007, the Food and Drug Administration Amendments Act of 2007 was enacted giving the FDA enhanced post-marketing authority including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information and compliance with REMS approved by the FDA. The FDA’s exercise of this authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to ensure compliance with post-approval regulatory requirements and potential restrictions on the sale and/or distribution of approved products.

Moreover, Neos cannot predict what healthcare reform initiatives may be adopted in the future. Further federal and state legislative and regulatory developments are likely, and Neos expects ongoing initiatives in the United States to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that Neos may successfully develop and for which it may obtain regulatory approval and may affect its overall financial condition and ability to develop product candidates.

Inadequate funding for the FDA and other government agencies could prevent Neos’ new products, services and product candidates from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of its business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of government agencies on which its operations may rely, including those that fund research and development activities, is subject to the political process which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which could adversely affect Neos’ business. Any government shutdown or other disruption of normal activities at these regulatory agencies, such as the FDA, could lead to a delay or stop in critical activities. If a prolonged government shutdown were to occur, it could significantly impact the ability of the FDA to timely review and process its regulatory submissions, which could have a material adverse effect on Neos’ business.

Neos will continue to incur significant increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives.

As a public company, Neos will continue to incur significant legal, accounting and other expenses. In addition, the SOX Act, as well as rules subsequently implemented by the SEC and Nasdaq Global, have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that required the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways Neos cannot currently anticipate) the manner in which Neos operate its business. Neos’ management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase Neos’ legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Neos expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be required to incur substantial costs to maintain its current levels of such coverage.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AYTU

The following table presents selected historical consolidated financial data of Aytu. The selected historical consolidated financial data of Aytu for the fiscal years ended June 30, 2020 and 2019 and as of June 30, 2020 and 2019 are derived from Aytu’s audited consolidated financial statements and related notes contained in Aytu’s Annual Report on Form 10-K for the year ended June 30, 2020, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data of Aytu for each of the fiscal years ended June 30, 2018, 2017 and 2016, and as of June 30, 2018, 2017 and 2016, have been derived from Aytu’s audited consolidated financial statements contained in Aytu’s other Annual Reports on Form 10-K for such years, which are incorporated by reference in this joint proxy statement/prospectus.

The selected historical consolidated financial data of Aytu as of, and for the three months ended September 30, 2020 are derived from Aytu’s unaudited consolidated financial statements and related notes contained in Aytu’s Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2020, which are incorporated by reference in this joint proxy statement/prospectus.

The following selected historical consolidated financial data of Aytu set forth below is only a summary and is not necessarily indicative of future results. You should read the following information in conjunction with Aytu’s audited consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Aytu’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020, which are incorporated by reference in this joint proxy statement/prospectus, as well as with Aytu’s other reports filed with the SEC. See the section entitled “Where You Can Find More Information.”

	Year-Ended June 30,					Three-Months Ended September 30,
	2016	2017	2018	2019	2020	2020
Statement of Operations Data
Total revenue, net	$2,562,445	$3,221,590	$3,660,120	$7,320,357	$27,632,080	$13,520,246
Net loss	(28,180,084)	(22,508,304)	(10,187,863)	(27,131,908)	(21,130,546)	(4,305,931)

Balance sheet data (end of year)
Total assets	24,343,007	14,998,517	21,060,093	34,721,391	152,836,330	141,270,659
Long-term contingent consideration	3,869,122	7,386,782	4,146,829	22,247,796	12,874,351	13,058,876
Total Long-term liabilities	4,153,329	7,388,233	4,240,810	22,260,997	29,514,453	28,702,006

Per common share data
Basic and diluted net loss per share(1),(2),(3)	$(64,633.32)	$(9,656.07)	$(153.06)	$(34.81)	$(3.01)	$(0.35)
Cash dividends declared	—	—	—	—	—	—

(1)	Basic and diluted per share information for the fiscal year ended June 30, 2016 presented in the above five-year summary table has been adjusted to reflect (i) the July 26, 2017 reverse stock split at a ratio of 1-for-20, which became effective August 25, 2017, (ii) the June 27, 2018 reverse stock split at a ratio of 1-for-20 which became effective August 10, 2018, and (iii) the April 23, 2020 reverse stock split at a ratio of 1-for-10, which became effective December 8, 2020.
(2)	Basic and diluted per share information for the fiscal year ended June 30, 2017, 2018, 2019 and 2020 and for the three months ended September 30, 2020 presented in the above five-year summary table has been adjusted to reflect the (i) June 27, 2018 reverse stock split at a ratio of 1-for-20 which became effective August 10, 2018, and (ii) the April 23, 2020 reverse stock split at a ratio of 1-for-10, which became effective December 8, 2020.
(3)	Basic and diluted per share information for the fiscal year ended June 30, 2018, 2019, 2020 and the three-months ended September 30, 2020, presented in the above five-year summary table has been adjusted to reflect the (i) the April 23, 2020 reverse stock split at a ratio of 1-for-10, which became effective December 8, 2020.
(4)	Aytu excluded the various warrants, employee stock options and restricted stock, and convertible preferred stock outstanding from the computation of diluted earnings per share for all periods presented as they are anti-dilutive.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NEOS

	Year-Ended June 30,					Three-Months Ended September 30,
	2016	2017	2018	2019	2020	2020
Statement of Operations Data
Total revenue, net	$6,514,484	$16,208,709	$38,413,601	$58,173,519	$61,998,133	$12,534,554
Net loss	(57,519,954)	(79,806,441)	(59,548,921)	(33,395,471)	(18,996,373)	(4,911,221)

Balance sheet data (end of year)
Total assets	117,247,814	117,167,968	83,992,091	89,257,323	62,688,843	64,584,224
Long-term contingent consideration	-	-	-	-	-	-
Total Long-term liabilities	60,159,915	62,413,355	46,456,610	33,651,454	18,001,673	17,974,430

Per common share data
Basic and diluted net loss per share(1)	$(3.79)	$(4.30)	$(2.08)	$(0.78)	$(0.38)	$(0.10)
Cash dividends declared	—	—	—	—	—	—

(1)	Neos excluded the various warrants, employee stock options, restricted stock units and restricted stock outstanding from the computation of diluted earnings per share for all periods presented as they are anti-dilutive.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA

The following table sets forth, for the fiscal year ended June 30, 2020 and for the three months ended September 30, 2020, selected per share information for Aytu common stock on a historical and pro forma combined basis and, for the unaudited year ended June 30, 2020 and for the three months ended September 30, 2020, selected per share information for Neos common stock on a historical and pro forma equivalent basis. The pro forma information provided in the table below is for informational purposes only and is not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be realized upon the completion of the merger. The pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values is obtained. Such changes could be materially different than the initial estimates. The unaudited pro forma amounts in the table below do not give effect to the proposed reverse stock split because the proposed reverse stock split is a range and is not definitive, and the reverse stock split would only be effectuated should the merger proposal not be approved by the Neos stockholders, the merger consideration, including the Common Stock Issuance, not be approved by the Aytu stockholders or the merger is not completed for any other reason. You should read the data provided below with the historical consolidated financial statements and related notes of Aytu and Neos which have been included in this joint proxy statement/prospectus. Neither Aytu nor Neos has ever paid a dividend with respect to its shares of common stock and neither company anticipates paying dividends on its common stock in the foreseeable future.

	As of / For Three Months Ended September 30, 2020	As of / For the Year Ended June 30, 2020
Aytu Historical per Common Share Data:
Net Earnings/(Loss) – basic and diluted	$(0.35)		$(3.01)
Cash dividends declared	–		–
Book Value(1)	$7.49		$21.02

Unaudited Pro Forma Combined per Aytu Common Share Data:
Net Earnings/(Loss) – basic and diluted	$(0.52)	$	N/A
Cash dividends declared(2)	–		N/A
Book Value(1)	$7.43	$	N/A

	As of / For the Three Months Ended September 30, 2020	As of / For the Year Ended June 30, 2020
Neos Historical per Common Share Data:
Net loss – basic and diluted	$(0.10)		$(0.38)
Cash dividends declared	-		-
Book Value(1)	(0.41)		(0.33)

Unaudited Pro Forma Combined per Neos Equivalent Share Data:
Net Earnings/(Loss) – basic and diluted	$(0.91)	$	N/A
Cash dividends declared(2)	-		N/A
Book Value(1)	(3.80)		N/A

(1)	Amounts calculated by dividing the applicable total stockholders’ equity by the applicable shares of common stock outstanding. Pro forma combined book value per share as of June 30, 2020 is not applicable as the estimated pro forma adjustments were calculated as of September 30, 2020.
(2)	Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by the Aytu Board following completion of the merger.

As the reverse stock split is a range and is not definitive, Neos’ historical per share information and the unaudited pro forma per share information have not been adjusted to give retrospective effect to the reverse stock split. If the merger proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason, and the Neos Board elects to effectuate the reverse stock split, the outstanding shares of Neos common stock will be combined into a lesser number of shares such that one share of Neos common stock will be issued for a specified number of shares, which shall be equal to or greater than two (2) and equal to or less than twenty (20), with the exact ratio to be determined in the discretion of the Neos Board and with such reverse stock split to be effected at such time and date as determined by the Neos Board in its sole discretion.

The following table is presented for illustrative purposes to give effect to the range of the proposed reverse stock split as the unaudited pro forma per share information above does not reflect the proposed reverse stock split that is expected to be effected in the event the merger proposal fails to receive the requisite votes for approval and the merger does not consummate.

	As of / For Three Months Ended September 30, 2020	As of / For the Year Ended June 30, 2020
Pro Forma – 1:2 Reverse Stock Split
Net Earnings/(Loss) – basic and diluted	$(0.20)	$(0.76)
Cash dividends declared	-	-
Book Value(1)	(0.83)	(0.65)

Pro Forma – 1:20 Reverse Stock Split
Net Earnings/(Loss) – basic and diluted	$(1.97)	$(7.64)
Cash dividends declared	-	-
Book Value(1)	(8.26)	(6.50)

(1)	Split-effected pro forma book value per share is calculated by taking pro forma total stockholders’ equity divided by the respective split-effected pro forma combined total outstanding common shares.

CERTAIN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the merger.

The unaudited pro forma condensed combined balance sheets and the unaudited pro forma condensed combined statements of operations for the fiscal year ended June 30, 2020 and three months ended September 30, 2020 (the “Pro Forma Financials”) have been derived from the following sources:

Aytu BioScience, Inc.

●	Unaudited consolidated balance sheet and statement of operations as of and for the three months ended September 30, 2020; and

●	Audited consolidated statement of operations for the year ended June 30, 2020.

Neos Therapeutics, Inc.

●	Unaudited condensed consolidated balance sheet and statement of operations as of and for the three months ended September 30, 2020; and

●	Unaudited condensed combined statement of operations for the year ended June 30, 2020.

Pediatric Product Portfolio acquired in the Cerecor Transaction

●	Unaudited abbreviated statements of net revenues and direct expenses for the acquired Pediatric Product Portfolio of Cerecor, Inc. for the three months ended September 30, 2019.

Innovus Pharmaceuticals, Inc.

●	Unaudited condensed combined statement of operations as of and for the three months ended September 30, 2019.

The preliminary unaudited pro forma condensed combined statements of operations for the three months ended September 30, 2020 and year ended June 30, 2020 give effect to these transactions as if they had occurred as of July 1, 2019. The preliminary unaudited pro forma condensed combined balance sheet as of September 30, 2020 give effect to these transactions as if they had occurred on September 30, 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (IN THOUSANDS)

	September 30, 2020
	Aytu BioScience, Inc.	Neos Therapeutics, Inc.	Pro Forma Adjustments (a)	Notes	Pro Forma Combined
Current assets
Cash and cash equivalents	37,911	12,744	–		50,655
Restricted cash	252	–	–		252
Accounts receivable, net	6,112	20,386	–		26,498
Inventory, net	11,480	8,436	–		19,916
Other current assets	9,700	2,443	–		12,143
Total current assets	65,455	44,009	–		109,464

Fixed assets, right-to-use assets, and other	450	9,501	–		9,951
Intangible assets, net	47,276	11,074	–		58,350
Goodwill	28,090	–	60,830	(b)	88,920
Total long-term assets	75,816	20,575	60,830		157,221
Total assets	141,271	64,584	60,830		266,685

Liabilities
Current liabilities
Accounts payable, accrued liabilities and other	14,797	39,676	–		55,166
Accrued compensation	1,967	–	–		1,967
Debt, lease liabilities, line of credit, and fixed payment arrangements	3,069	27,485	–		30,554
Current portion of CVR liabilities and contingent consideration	1,674	–	–		1,674
Total current liabilities	21,507	67,161	–		88,668

Long term debt, lease liabilities, fixed payment arrangements, net of current portion	10,917	16,461	–		27,378
Long-term contingent consideration and CVR liabilities	17,773	–	–		17,773
Derivative liability	–	1,456	–		1,456
Other long-term liabilities	11	58	–		69
Total liabilities	50,208	85,136	–		135,344

Commitments and contingencies
Stockholders’ equity
Total stockholders’ equity	91,063	(20,552)	60,830	(b)	131,341
Total liabilities and stockholders’ equity	141,271	64,584	60,830		266,685

See the accompanying Notes to the Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED SEPTEMBER 30, 2020
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three Months Ended September 30, 2020
	Aytu BioScience, Inc.	Neos Therapeutics, Inc.	Pro Forma Adjustments (a)	Notes	Pro Forma Combined
Revenues
Product revenue, net	$13,520	$12,535	–		$26,055
Total product revenue	13,520	12,535	–		26,055

Operating expenses
Cost of sales	3,819	5,120	–		8,939
Research and development	183	1,310	–		1,493
Selling, general and administrative	11,490	9,021	–		20,511
Selling, general and administrative - related party	–	–	–		-
Amortization and impairment of intangible assets	1,585	–	–		1,585
Total operating expenses	17,077	15,451	–		32,528

Loss from operations	(3,557)	(2,916)	–		(6,473)

Other (expense) income
Other (expense), net	(752)	(1,993)	–		(2,745)
(Loss) / gain from change in fair value of contingent consideration	2	–	–		2
(Loss) on extinguishment of debt	–	–	–		-
Gain from warrant derivative liability	–	–	–		-
Total other (expense) income	(750)	(1,993)	–		$(2,743)

Loss before income taxes	(4,307)	(4,909)	–		(9,216)
Income tax expense		2	–		2
Net loss	$(4,307)	(4,911)	–		$(9,218)

Weighted average number of common shares outstanding	12,158,594	49,755,094	(44,225,518)	(c)	17,688,170

Basic and diluted net loss per common share	$(0.35)	$(0.10)			$(0.52)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2020
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended June 30, 2020
	Aytu BioScience, Inc.	Portfolio of Pediatric Products (d)	Pro Forma Adj.		Pro Forma Combined (Pre Innovus Merger and Neos Merger)	Innovus Pharma, Inc. (f)	Pro Forma Adj.		Pro Forma Combined (Pre Neos Merger)	Neos Therapeutics, Inc.	Pro Forma Adj. (a)		Pro Forma Combined
Revenues
Product revenue, net	$27,632	$3,412	–		$31,044	$15,926	-		$46,970	$61,998	-		108,968
Total product revenue	$27,632	$3,412	$-		31,044	15,926	-		46,970	61,998	-		108,968

Operating expenses
Cost of sales	$7,553	$1,303	$-		8,856	6,438	-		15,294	25,895	-		41,189
Research and development	$1,721	–	$-		1,721	171	-		1,892	6,734	-		8,626
Selling, general and administrative	$34,802	$2,458	$-		37,260	14,358	(1,757	)(g)	49,861	40,280	-		90,141
Amortization or impairment of intangible assets	$4,686	$703	$(135	)(e)	5,254	417	900	(h)	6,571	-	-		6,571
Total operating expenses	$48,762	$4,464	$(135)		53,091	21,384	(857)		73,618	72,909	-		146,527

Loss from operations	$(21,130)	$(1,052)	$135		(22,047)	(5,458)	857		(26,648)	(10,911)	-		(37,559)

Other (expense) income					-
Other (expense), net	$(2,607)	–	$(394	)(e)	(3,001)	(1,159)	-		(4,160)	(8,075)	-		(12,235)
Gain from change in fair value of contingent consideration	$10,430	–	$-		10,430	-	-		10,430	-	-		10,430
Loss from extinguishment of debt	$(316)	–	$-		(316)	-	-		(316)	-	-		(316)
Gain from warrant derivative liability	$2	–	$-		2	-	-		2	-	-		2
Total other (expense) income	$7,509	$-	$(394)		7,115	(1,159)	-		5,956	(8,075)	-		(2,119)

Loss before income taxes	$(13,621)	$(1,052)	$(259)		(14,932)	(6,617)	857		(20,692)	(18,986)	-		(39,678)
Income tax expense	-	-	-		-	-	-		-	11			11
Net loss	$(13,621)	$(1,052)	$(259)		$(14,932)	$(6,617)	$857		$(20,692)	$(18,997)	$-		$(39,689)

Weighted average number of common shares outstanding	4,519,201	–	–		4,519,201	2,907,284	(2,526,312	)(i)	4,900,173	49,737,334	(44,207,758	)(c)	10,429,749

Basic and diluted net loss per common share	$(3.01)				$(3.30)	$(2.28)			$(4.22)	$(0.38)			$(3.81)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

Note 1. Basis of Presentation

The historical consolidated financial statements of Aytu BioScience, Inc. (the “Company”) have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the business combination, (ii) factually supportable and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combinations.

The Company will account for the business combinations under the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations (“Topic 805”). The Company and Neos Therapeutics, Inc. (“Neos”) have entered into an Agreement and Plan of Merger by and among the Company, Neutron Acquisition Sub, Inc., a wholly owned subsidiary of the Company, and Neos Therapeutics, Inc. on December 10, 2020 (the “Neos Merger Agreement”). The Neos Merger will require approval by the stockholders of both the Company and Neos, and accordingly, the Neos Merger has not yet closed. However, pursuant to Securities and Exchange Commission (“SEC”) guidance, the Neos Merger is considered probable, and must be presented as if the Neos Merger has already occurred and included or incorporated by reference into any registration statements or offering documents. Accordingly, the Company has not begun the process of valuing the potential assets to be acquired and liabilities to be assumed as of the date of the filing of this registration statement.

The combined preliminary pro forma condensed combined financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of both the (i) Cerecor Transaction the (ii) Innovus Merger or (iii) the Neos Merger as a result of restructuring activities and other planned cost savings initiatives following the completion and integration of the business combinations.

As the Pediatric Product Portfolio of Cerecor, Inc. (the “Pediatric Product Portfolio”), which was acquired on November 1, 2019 reported on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2020, the Company updated the annual income statement of the Pediatric Product Portfolio to reflect a three month period ended September 30, 2019. This was obtained by taking the audited abbreviated statements of net revenues and direct expenses for the acquired Pediatric Product Portfolio for the nine months ended September 30, 2019, less the unaudited net revenues and direct expenses for the acquired Pediatric Product Portfolio for the abbreviated period prior to July 1, 2019. The operating results for the period from October 1, 2019 through November 1, 2019 were omitted due to lack of readily available information. The Company does not believe that this omission is material to the users of these pro forma financial statements.

As Innovus Pharmaceuticals, Inc. (“Innovus”) reported on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2020, the Company updated the annual income statement of Innovus to reflect a twelve month period ended June 30, 2020. This was obtained by taking the (i) unaudited statements of operations for Innovus for the seven months ended January 31, 2020. The operating results for the period from February 1, 2020 through February 13, 2020 were omitted due to a lack of readily available information. The Company does not believe that this omission is material to the users of these pro forma financial statements.

As Neos reports on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2020, and three months ended September 30, 2020, the Company updated the annual income statement of Neos to reflect a twelve month period ended June 30, 2020. This was obtained by taking the (i) unaudited statements of operations for Neos for the six months ended June 30, 2020, and adding the unaudited statements of operations for Neos for the six months ended December 31, 2019, which was obtained by taking the audited statements of operations for Neos for the year ended December 31, 2019, less the unaudited statements of operations for Neos for the six months ended June 30, 2019.

Note 2. Financings and Other Transactions

Cerecor Transaction

On November 1, 2019, the Company completed the Cerecor Transaction, acquiring a portfolio of pediatric products from Cerecor, Inc. for (i) $4.5 million in cash and (ii) approximately $5.6 million in Series G Preferred Stock.

Innovus Merger

On February 14, 2020, the Company completed the merger with Innovus Pharmaceuticals after approval by the stockholders of both companies on February 13, 2020. Upon the effectiveness of the merger, a wholly-owned subsidiary of the Company merged with and into Innovus, and all outstanding Innovus common stock was exchanged for approximately 3.8 million shares of the Company’s common stock and up to $16 million of Contingent Value Rights (“CVRs”). The outstanding Innovus warrants with cash out rights were exchanged for approximately 2.0 million shares of Series H Convertible Preferred stock of the Company and retired. The remaining Innovus warrants outstanding at the time of the merger, those without cash-out rights, continue to be outstanding, and upon exercise, retain the right to the merger consideration offered to Innovus stockholders, including any remaining claims represented by CVRs at the time of exercise. Innovus is now a 100% wholly-owned subsidiary of the Company.

Neos Merger

On December 10, 2020, the Company entered into the Neos Merger Agreement. The Neos Merger Agreement is subject to the approval of the Neos stockholders and the consideration to be issued to Neos stockholders in the merger is subject to the approval of the Company’s stockholders. Based on the number of shares of the Company’s common stock anticipated to be immediately issued to Neos stockholders upon closing of the merger (which could be impacted by changes in Neos stock price leading to exercise of options not otherwise being assumed by the Company or by additional issuances of Neos common stock that the Company may consent to) and the number of shares of the Company’s common stock outstanding as of December 31, 2020, it is expected that, immediately after completion of the merger, former Neos stockholders are expected to own approximately 24% of the outstanding shares of the Company’s common stock and existing Company stockholders are expected to own approximately 76% of the outstanding shares of the Company’s common stock. In addition, each unvested option to acquire shares of Neos common stock that is outstanding as of immediately prior to the Effective Time with an exercise price equal to or less than $0.95 shall be assumed by the Company and converted into an option to acquire shares of the Company’s common stock on the same terms and conditions, except that the number of shares of Company’s common stock subject to each such assumed option shall be equal to (i) the number of shares of Neos common stock subject to the corresponding assumed option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of the Company’s common stock, and such assumed option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Neos common stock otherwise purchasable pursuant to the corresponding assumed option divided by (B) the Exchange Ratio.

Common Stock Financing

Following the signing of the Merger Agreement, Aytu successfully completed a common stock financing that closed on December 15, 2020 and raised approximately $26.1 million in net proceeds to Aytu.

Note 3. Estimated Purchase Price Consideration

Generally accepted accounting principles in the United States (“GAAP”) requires that the Company assess whether the Company’s common stock, even if traded on a nationally listed exchange, is indicative of fair value. Prior to the three months ended June 30, 2020, the Company determined that due to relatively thin daily trading volumes, that the best indicator of fair value is the most recent offering price, or other arm’s length transaction negotiated price. This approach was used for both the Cerecor Acquisition and the Innovus merger, that were most recently disclosed in both of the Company’s Form 10-K for the year ended June 30, 2020, filed October 6, 2020, and Form 10-Q for the three months ended September 30, 2020, and filed November 12, 2020. There has been no change from amounts disclosed in the aforementioned filings.

After successful offerings since March 2020, the Company has concluded that since April 2020, the Company’s common stock is actively traded, and indicative of fair value. Accordingly, the stock price used to estimate the fair value of the pending Neos merger is at or around the date of this filing.

Neos Merger

Estimated Consideration at Close (3)
Closing Shares Estimated Value
Total estimated shares to be granted at close (1)	5,413,705
Estimated fair value of Aytu common stock at close (2)	$7.440
Estimated Neos Merger consideration	$40,277,968

(1)	Excludes approximately 116,000 shares for certain Neos employee restricted stock awards and shares reserved for Neos employee stock options that will be carried forward post-Merger.
(2)	Estimated based on the closing stock price as of January 15, 2021.
(3)	The estimated share total and share price in this table have been adjusted to reflect the 1-for-10 reverse stock split that became effective December 8, 2020.

Note 4. Preliminary purchase price allocation

Both the Cerecor Acquisition and the Innovus merger purchase price allocations were most recently disclosed in both of the Company’s Form 10-K for the year ended June 30, 2020, filed October 6, 2020 and Form 10-Q for the three months ended September 30, 2020 and filed November 12, 2020. There has been no change from amounts disclosed in the aforementioned filings.

Neos Merger

Due to the fact the Neos merger has yet to be approved by the shareholders of either the Company or Neos Therapeutics, Inc. Accordingly, the Company has not yet performed a preliminary acquisition analysis and has not yet been adjusted to reflect Topic 805 adjustments.

	Estimated Purchase Price Allocation (in thousands)
Purchase Price Allocation - Adjustment to Goodwill

Estimated consideration to be transferred	$40,278	(1)

Total assets acquired
Cash and cash equivalents	$12,744
Accounts receivable	20,386
Inventory	8,436
Other current assets	2,443
Fixed assets, right-to-use assets, and other	9,501
Intangible assets	11,074
Total identifiable assets	$64,584

Total liabilities assumed
Accounts payable, accrued liabilities and other	$39,676
Debt, lease liabilities, line of credit, and fixed payment arrangements	43,946
Derivative liability	1,456
Other long-term liabilities	58
Total identifiable liabilities	$85,136

Total pro forma goodwill	60,830

(1)	See Note 3 for the Company’s disclosure on the estimated fair value of the consideration for the pending Neos merger.

Note 5. Pro Forma Adjustments

The preliminary pro forma adjustments are based on the Company’s estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information:

Neos Merger

(a)	As of the filing of this registration statement, the pending merger between the Company and Neos had not yet been approved by the Shareholders of both the Company and Neos. However, because this qualifies as a “probable” business combination pursuant to SEC guidelines, the Company is required to include pro forma financial statements in the event the Company files a registration statements or prospectus supplements between the announcement of this merger and the pending approval and closing of the merger. Accordingly, the Company has not yet begun the process of valuing the assets to be acquired and liabilities to be assumed at the yet to be determined closing date.

(b)	Represents the preliminary estimated goodwill, which represents the preliminary estimated excess purchase price over the September 30, 2020 carrying value of the assets and liabilities of Neos Therapeutics, Inc. (see Note 4) as if the pending transaction had occurred on December 9, 2020. As noted, as of the filing of this registration statement, the Company and Neos has not yet obtained shareholder approval and closed the merger. Until such time, adjustments to the pro forma balance sheet as of September 30, 2020, cannot be determined.

(c)	Represents the pro forma weighted average shares outstanding at the end of both the twelve months ended June 30, 2020, and three months ended September 30, 2020, excluding any future or potential transactions or offerings. The pro forma adjustment is to reflect the issuance of approximately 5.539 million shares of Aytu common stock to be issued both for merger consideration stock and Neos carryover equity grants.

Pediatric Product Portfolio Acquisition

(d)	Due to a lack of available discrete financial information, the operating results of the Cerecor Transaction for the pre-acquisition period covering October 1, 2019, through October 31, 2019, were excluded from the unaudited pro forma condensed combined statement of operations for the twelve months ended June 30, 2020.

(e)	Represents adjustments to reflect the impact on amortization and accretion expense resulting from the estimated fair values of amortizable intangible assets acquired and assumed fixed payments obligations on November 1, 2019.

Innovus Merger

(f)	Represents the operating results for the seven months ended January 31, 2020. The operating results of Innovus for the period February 14, 2020, through March 31, 2020, are included in the operating result of the Company.

(g)	Represents the transaction costs specific to the merger incurred by both the Company and Innovus for the year ended June 30, 2020.

(h)	Represents adjustments to reflect the impact on amortization and accretion expense resulting from the estimated fair values of amortizable intangible assets acquired at February 14, 2020.

(i)	Represents the pro forma weighted average shares outstanding at the end of the twelve months ended June 30, 2020.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The shares of Aytu common stock are traded on Nasdaq under the symbol “AYTU” and the shares of Neos common stock are traded on Nasdaq Global under the symbol “NEOS.” The following table sets forth, for the calendar periods indicated, the closing high and low sales prices per share of Aytu common stock as reported on Nasdaq and the intra-day high and low sales prices per share of Neos common stock as reported on Nasdaq Global, in each case as of December 9, 2020, the day preceding public announcement of the Merger Agreement.

	Shares of Aytu Common Stock[1]		Shares of Neos Common Stock
	High	Low	High	Low
2018:
First Calendar Quarter	$758.00	$78.00	$11.69	$7.92
Second Calendar Quarter	126.00	52.00	8.70	5.95
Third Calendar Quarter	68.00	24.10	6.94	4.61
Fourth Calendar Quarter	26.70	6.90	4.93	1.40

2019:
First Calendar Quarter	$20.40	$8.00	$3.62	$1.55
Second Calendar Quarter	23.20	15.20	2.75	1.13
Third Calendar Quarter	19.50	12.10	2.15	1.15
Fourth Calendar Quarter	13.50	6.70	1.86	1.33

2020:
First Calendar Quarter	$20.50	$3.50	$1.98	$0.60
Second Calendar Quarter	20.20	9.80	1.06	0.65
Third Calendar Quarter	14.90	5.98	0.80	0.53
Fourth Calendar Quarter	13.50	6.83	1.20	0.45

2021:
First Calendar Quarter (through January 21, 2021)	$8.23	$6.23	$1.10	$0.61

(1)	The prices per share of Aytu’s common stock prior reflect the reverse stock split that occurred on December 8, 2020.

On December 9, 2020, the last trading day before the public announcement of the signing of the Merger Agreement, the closing sale price per share of Aytu common stock on Nasdaq was $6.83 and the closing sale price per share of Neos common stock on Nasdaq Global was $0.55.

Because the exchange ratio will not be adjusted for changes in the market price of either Aytu common stock or Neos common stock, the market value of the shares of Aytu common stock that holders of Neos common stock will have the right to receive on the effective date of the merger may vary significantly from the market value of the shares of Aytu common stock that holders of Neos common stock would receive if the merger were completed on the date of this proxy statement/prospectus. As a result, you should obtain recent market prices of Aytu common stock and Neos common stock prior to voting your shares. See the section entitled “Risk Factors — Risks Related to the Merger.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aytu’s and Neos’ control. Statements in this communication regarding Aytu, Neos and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Aytu’s and Neos’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, Aytu’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, and the Closing Date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aytu’s and Neos’ control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Aytu’s and Neos’ business, market factors, competitive product development and approvals, pricing controls and pressures, economic conditions such as interest rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions.

Additional information concerning these risks, uncertainties and assumptions can be found in the risk factors discussed for Aytu and Neos beginning on page 38 and page 39, respectively, of this joint proxy statement/prospectus. It should also be noted that projected financial information for the combined businesses of Aytu and Neos is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X of the Exchange Act relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aytu or Neos. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aytu is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Aytu is unable to promptly and effectively integrate Neos’ businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against Aytu, Neos or the combined company; Aytu, Neos or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Aytu and Neos or on Aytu’s and Neos’ operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aytu or Neos. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Aytu or Neos, Aytu’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

The foregoing list sets forth some, but not all, of the factors that could have an impact upon Aytu’s and Neos’ ability to achieve results described in any forward-looking statements. A further list and description of these and other factors can be found in the section entitled “Risk Factors” and elsewhere in this joint proxy statement/prospectus.

Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Aytu’s or Neos’ projections. Except as otherwise required by law, neither Aytu nor Neos is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this joint proxy statement/prospectus or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this joint proxy statement/prospectus, whether as a result of new information, future events or otherwise, as of any future date.

Information about aytu and merger sub

Within this “Information About Aytu and Merger Sub” section, references to “the Company,” “we,” “our” and “us,” or like terms, refer to Aytu BioScience, Inc.

Aytu was incorporated as Rosewind Corporation on August 9, 2002 in the State of Colorado. Aytu was re-incorporated in the state of Delaware on June 8, 2015. Aytu is a commercial-stage specialty pharmaceutical company focused on commercializing novel products that address significant healthcare needs in both prescription and consumer health categories. Through Aytu’s heritage prescription business, Aytu markets a portfolio of prescription products addressing large primary care and pediatric markets. The primary care portfolio includes (i) Natesto®, the only FDA-approved nasal formulation of testosterone for men with hypogonadism (low testosterone, or “Low T”), (ii) ZolpiMist™, the only FDA-approved oral spray prescription sleep aid, and (iii) Tuzistra® XR, the only FDA-approved 12-hour codeine-based antitussive syrup.

Aytu’s prescription pediatric portfolio includes; (i) Cefaclor, a second-generation cephalosporin antibiotic suspension; (ii) Karbinal® ER, an extended release antihistamine suspension indicated to treat numerous allergic conditions; and (iii) Poly-Vi-Flor® and Tri-Vi-Flor®, two complementary prescription fluoride-based supplement product lines containing combinations of fluoride and vitamins in various formulations for infants and children with fluoride deficiency.

Aytu leverages its internal commercial infrastructure and national sales force to sell its primary care and pediatric prescription portfolio.

In February 2020, Aytu acquired Innovus Pharmaceuticals (“Innovus”), a specialty pharmaceutical company commercializing, licensing and developing safe and effective consumer healthcare products designed to improve health and vitality. Innovus commercializes over twenty consumer health products competing in large healthcare categories including diabetes, men’s health, sexual wellness and respiratory health. The Innovus product portfolio is commercialized through direct-to-consumer and e-commerce marketing channels utilizing Aytu’s proprietary Beyond Human® marketing platform.

Aytu common stock is listed on Nasdaq under the symbol “AYTU.” The principal executive offices of Aytu are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112; its telephone number is (720) 437-6580; and its website is www.aytubio.com. Information on Aytu’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

Additional information about Aytu and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the sections entitled “Documents Incorporated by Reference” and “Where You Can Find More Information.”

Neutron Acquisition Sub, Inc.

Merger Sub was incorporated under the laws of the State of Delaware on December 4, 2020, and is a wholly-owned subsidiary of Aytu. Merger Sub was formed solely for the purpose of completing the merger. Merger Sub has not carried on any activities or operations to date, except for activities incidental to its formation and activities undertaken in connection with the merger. By operation of the merger, Merger Sub will be merged with and into Neos, with Neos surviving the merger as a wholly-owned subsidiary of Aytu.

INFORMATION ABOUT NEOS

Within this “Information About Neos” section, references to “the Company,” “we,” “our” and “us,” or like terms, refer to Neos Therapeutics, Inc.

Overview

Neos Therapeutics, Inc. is a commercial-stage pharmaceutical company developing, manufacturing and commercializing central nervous system-focused products.

Neos currently has three branded products marketed and sold by Neos in the United States using its internal commercial organization. These commercial products are extended-release (“XR”) medications in patient-friendly, orally disintegrating tablet (“ODT”) or oral suspension dosage forms that utilize Neos’ microparticle modified-release drug delivery technology platform. Neos received approval from the U.S. Food and Drug Administration (“FDA”) for its three attention deficit hyperactivity disorder (“ADHD”) products, as follows:

Branded Product	Approved Indication	FDA Approval Date	Commercial Launch Date
Adzenys XR-ODT (amphetamine)	Treatment of ADHD in patients 6 years and older	January 2016	May 2016
Cotempla XR-ODT (methylphenidate)	Treatment of ADHD in patients 6 to 17 years old	June 2017	September 2017
Adzenys ER (amphetamine) oral suspension	Treatment of ADHD in patients 6 years and older	September 2017	February 2018

Products containing amphetamine or methylphenidate are the most commonly prescribed medications in the United States for the treatment of ADHD. Neos believes Adzenys XR-ODT and Cotempla XR-ODT are the first amphetamine and methylphenidate extended-release, orally disintegrating tablets, respectively, marketed for the treatment of ADHD. In 2019, to facilitate improved patient access to Neos’ ADHD products, Neos deployed what it believes to be a best-in-class, Neos-sponsored patient support program, called Neos RxConnect. This program now operates through a network of approximately 900 pharmacies as of October 31, 2020. The Neos RxConnect program offers affordable and predictable copays to all commercially insured patients, regardless of their individual insurance plan and seeks to significantly reduce the challenges and frustrations that health care professionals and their office staff can face when prescribing medications, including Neos’ medications, for their patients. In addition to Neos’ branded ADHD products, Neos sells its generic equivalent to the branded product Tussionex®, an extended release oral suspension of hydrocodone and chlorpheniramine indicated for the relief of cough and upper respiratory symptoms of a cold (“generic Tussionex”). For the nine months ended September 30, 2020, Neos’ total revenues were $40.2 million. For the year ended December 31, 2019, Neos’ total revenues increased to $64.6 million from $50.0 million for the year ended December 31, 2018 and $27.1 million for the year ended December 31, 2017, all of which were generated in the United States.

Neos’ lead clinical-stage asset, NT0502 (N-desethyloxybutynin), is an active metabolite of the active ingredient in DITROPAN® (oxybutynin chloride), an FDA-approved medication for a urological condition. NT0502 is a new chemical entity (“NCE”) and selective anticholinergic agent that Neos is developing as an oral, once- or twice-daily treatment to reduce chronic sialorrhea in patients with neurological conditions associated with excessive salivation and drooling. Based on preclinical data, Neos believes that NT0502 is preferential for blocking muscarinic receptors in the salivary glands and may offer the potential for an improved tolerability profile and an easier-to-dose oral formulation compared to existing treatment options. Neos intends to utilize the regulatory pathway provided by Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act (the “505(b)(2) regulatory approval pathway”) for NT0502. In January 2020, Neos announced that it had completed dosing in a Phase 1 pilot pharmacokinetic study for NT0502. The Phase 1 trial was a single-dose open-label, randomized, parallel study to assess the systemic exposure and safety of four ion-resin, modified-release ODT formulations of NT0502 and oxybutynin in 30 healthy adults. The top-line results from this study confirmed a formulation for further clinical development. In the first half of 2021, Neos plans to initiate a Phase 1 single ascending dose/multiple ascending dose study (“SAD/MAD study”) of NT0502. NT0502 entered Neos’ pipeline on October 23, 2018, when Neos entered into an Exclusive License Agreement (the “License Agreement”) with NeuRx Pharmaceuticals, LLC (“NeuRx”) pursuant to which NeuRx granted an exclusive, worldwide, royalty bearing license to Neos to develop, manufacture and commercialize certain pharmaceutical products containing NeuRx’s proprietary compound designated as NRX-101, now NT0502.

Neos expects its patent estate, which it developed internally and which includes composition-of-matter, method-of-manufacture and method-of-use patents and patent applications, some of which are not scheduled to expire until 2032, will provide additional protection for its branded products. As a result of Abbreviated New Drug Applications (“ANDAs”) filed with the FDA for a generic version of Adzenys XR-ODT by Actavis Laboratories FL, Inc. (“Actavis”) and for a generic version of Cotempla XR-ODT by Teva Pharmaceuticals USA, Inc. (“Teva”) Neos has entered into a Settlement Agreement and Licensing Agreement with Actavis (collectively, the “Actavis Agreement”) whereby Actavis is granted the right to manufacture and market its generic version of Adzenys XR-ODT under its ANDA beginning on September 1, 2025, or earlier under certain circumstances, and a Settlement Agreement and Licensing Agreement with Teva (collectively, the “Teva Agreement”) whereby Teva is granted the right to manufacture and market its generic version of Cotempla XR-ODT under its ANDA beginning on July 1, 2026, or earlier under certain circumstances. These agreements have been submitted to the applicable governmental agencies. Under the terms of the License Agreement with NeuRx, Neos has assumed responsibility for the NeuRx intellectual property portfolio protecting NT0502, currently consisting of one issued U.S. patent. This patent includes claims directed to, among other things, methods of treatment with NT0502. This patent is not expected to expire before 2032.

Neos manufactures each of its commercial products and clinical product candidates in its current Good Manufacturing Practice (“cGMP”) and U.S. Drug Enforcement Administration (“DEA”)-registered manufacturing facility located in Grand Prairie, Texas.

Strategy

Neos’ goal is to be a leading pharmaceutical company that improves the lives of patients, their caregivers and families who must live with the burden of chronic diseases of the central nervous system on a daily basis. To this end, Neos has developed and seeks to continue to develop innovative and clinically beneficial medicines and to commercialize them in a manner that is designed to provide predictable and affordable patient access to its products.

Neos’ strategic priorities are to continue to increase revenues from its ADHD products, advance its product pipeline and expand its commercial portfolio. Specifically, Neos intends to:

●	continue to grow its three commercial branded, revenue-generating products by increasing its net margins through its access strategies. In addition, Neos expects to increase market share using its internal commercial organization and leveraging its advanced analytics platform to optimize sales force opportunity to increase both the breadth, or number of healthcare professionals (“HCPs”) prescribing its medicines, and the depth, or the number of appropriate patients per HCP for its ADHD products;

●	drive expansion and adoption of its Neos RxConnect network which is designed to reduce barriers to access to medicines facing patients and HCPs by providing coverage for all commercially insured patients, regardless of their individual insurance plan, establishing an affordable and predictable monthly co-pay for patients, and eliminating many of the hassles facing HCPs and their staffs by improving availability of Neos products at participating pharmacies; and

●	rapidly advance the development of NT0502 to address a significant unmet need for a treatment with an improved tolerability profile and dosing regimen among the approximately 1.4 million patients in the U.S. who suffer from chronic sialorrhea.

Neos believes its history of seeking and obtaining FDA approval for its product candidates incorporating its technology, and its success in building out a commercial team and successfully executing a product launch and ongoing growth strategy, is scalable and lends itself to additional on-market assets and future product candidates. As such, in the near term, Neos is seeking to leverage its commercial model and infrastructure by expanding its commercial portfolio with external product opportunities, including expanding its therapeutic focus more broadly beyond ADHD. Longer term, Neos intends to invest in additional pipeline assets beyond NT0502.

Additionally, Neos has built a three-tier patent estate consisting of composition of matter, method of manufacture and method of use patents and patent applications. Neos intends to extend its patent portfolio as Neos continues to expand upon its drug delivery technologies and identify and develop additional branded product candidates. If issued and listed in the FDA’s publication of approved drug products with therapeutic equivalence evaluations (the “Orange Book”), Neos believes that these patents will provide additional market protection for its FDA-approved products.

ADHD Portfolio

ADHD market and treatment options.

ADHD is a neurobehavioral disorder characterized by a persistent pattern of inattention and/or hyperactivity/impulsivity that interferes with functioning and/or development. ADHD can have a profound impact on an individual’s life, causing disruption at school, work, and home and in relationships. It is one of the most common developmental disorders in children and often persists into adulthood. In 2011, an estimated 11% of children in the United States ages 4 to 17 had previously received an ADHD diagnosis. A 2006 study estimated 4.4% of adults in the United States experience ADHD symptoms. Current ADHD treatment guidelines recommend a multi-faceted approach that uses medications in conjunction with behavioral interventions.

In 2019, approximately 75.1 million prescriptions for medications with ADHD labeling were written in the United States and generated approximately $8.5 billion in sales. Approximately 91% of these prescriptions were for stimulant medications, such as methylphenidate and amphetamine, which are and have been the standard of care for several decades. Methylphenidate and amphetamine prescriptions generated $2.6 billion and $5.6 billion in sales, respectively, in 2019 in the United States. A few non-stimulant medications are also available, but evidence of their efficacy for treating ADHD symptoms is less compelling. The market for ADHD medications outside of the United States is less developed, but Neos believe it will continue to grow as recognition and awareness of the disorder increase.

Extended-release, or long acting, dosage forms of stimulant medications are the standard of care for treating ADHD, making up approximately 54% of ADHD prescriptions. The most prescribed extended-release medications for ADHD, Concerta® and Adderall XR® (and each of their generic equivalents), are long-acting versions of previously short-acting methylphenidate and amphetamine medications, respectively. Most of these extended-release dosage forms allow for once-daily dosing in the morning, which eliminates the need to re-dose during the day. Neos’ products, Adzenys XR-ODT, Adzenys ER and Cotempla XR-ODT, are extended-release dosage forms that allow for once-daily dosing in the morning based upon its microparticle delivery technology.

There is significant competition in the ADHD market, including from well-established companies, many of whom have substantially greater financial, technical and other resources than Neos does, and entrenched existing ADHD products. For example:

●	amphetamine XR is currently marketed in the United States by (i) Takeda Pharmaceutical Company Limited under the brand names Adderall XR®, Vyvanse®, and Mydayis® and (ii) Tris Pharma, Inc. (“Tris”), under the brand name Dyanavel XR®; and

●	methylphenidate XR is marketed in the United States by (i) Janssen Pharmaceuticals, Inc. under the brand name Concerta®, (ii) Tris under the brand names Quillivant XR® and QuilliChew ER®, (iii) Rhodes Pharmaceuticals LP under the brand name Aptensio XR®, (iv) Ironshore Pharmaceuticals Inc. under the brand name Jornay PM®, (v) Osomotica Pharmaceuticals plc under the name Methylphenidate HCl ER 72 mg Tablets, (vi) Novartis under the brand names Focalin XR® and Ritalin LA® and (vii) Adlon Therapeutics L.P., a subsidiary of Purdue Pharma L.P., under the name Adhansia XR®.

Further, makers of branded drugs could also enhance their own formulations in a manner that competes with its enhancements of these drugs. Neos is also aware of efforts by several pharmaceutical companies with ADHD medications in clinical development, including Supernus, Sunovion, KemPharm, NLS Pharma and Neurovance, a subsidiary of Otsuka Pharmaceutical Co., Ltd.

ADHD product portfolio.

Neos’ modified-release drug delivery technology platform has enabled Neos to create XR-ODT and XR oral suspension formulations of amphetamine and an XR-ODT formulation of methylphenidate. Neos has achieved this by combining two key drug delivery attributes in each of its products: an extended-release profile that allows for once daily dosing and an ODT or oral suspension dosage form that allows for easier administration and ingestion.

Adzenys XR-ODT and Cotempla XR-ODT are the first XR-ODT products for the treatment of ADHD. Neos believes that its XR-ODT products offer unique attributes to ADHD patients and caregivers, including:

●	ease of administration and ingestion because they disintegrate rapidly in the mouth and may be taken without water;

●	taste-masking of bitter ADHD medications, with flavoring options;

●	prevention of “cheeking,” the practice of hiding medication in the mouth and later spitting it out rather than swallowing it; and

●	convenient single-unit blister-packaging, which is both portable and discrete.

Adzenys ER is a ready-to-use, XR oral suspension that does not require reconstitution or refrigeration and offers an attractive dosing option for younger children who prefer to ingest liquid medicine.

Adzenys XR-ODT: Amphetamine XR-ODT for the treatment of ADHD.

Neos received approval on January 27, 2016 from the FDA for Adzenys XR-ODT for the treatment of ADHD in patients six years and older. Neos believes Adzenys XR-ODT is the first amphetamine XR-ODT approved for the treatment of ADHD. Neos’ NDA for Adzenys XR-ODT relies on the efficacy and safety data that formed the basis of FDA approval for the listed drug, Adderall XR, 30 mg, together with bioequivalence, bioavailability and aggregate safety data from its Adzenys XR-ODT clinical program. Adzenys XR-ODT contains amphetamine loaded onto a mixture of immediate-release and polymer-coated delayed-release resin particles, which are formulated and compressed into an ODT along with other typical tableting excipients using its patented rapidly disintegrating ionic masking (“RDIM”) technology. The result is amphetamine with an in vivo extended-release profile delivered through a tablet that quickly disintegrates in the mouth without the need for water. Neos offers Adzenys XR-ODT in 30-day supply, child-resistant blister packs.

Neos has composition-of-matter patents for Adzenys XR-ODT that are scheduled to expire in 2026 and 2032. These patents are listed in the FDA’s publication of approved drug products with therapeutic equivalence evaluations (the “Orange Book”). In addition, Neos entered into the Actavis Agreement with Actavis, which resolved all ongoing litigation involving its Adzenys XR-ODT patents and Actavis’ ANDA with the FDA for a generic version of Adzenys XR-ODT. Under the Actavis Agreement, Neos granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances.

Neos included a Paragraph IV certification in the NDA submission for Adzenys XR-ODT, which required a Paragraph IV certification notification to the producer of Adderall XR®, Shire Pharmaceuticals, in accordance with the Hatch-Waxman Amendments. In July 2014, Neos entered into a license agreement with Shire, pursuant to which Shire granted Neos a non-exclusive license to certain patents owned by Shire for certain activities with respect to Adzenys XR-ODT. Under the terms of the agreement, Neos paid a lump sum, non-refundable license fee of an amount less than $1.0 million in February 2016. Neos is paying a single digit royalty on net sales of Adzenys XR-ODT during the life of the patents. Additionally, the license agreement contains a covenant from Shire not to file a patent infringement suit against Neos alleging that Adzenys XR-ODT infringes the relevant Shire patents.

In conjunction with the approval of the Adzenys XR-ODT NDA, Neos has committed to the FDA to conduct certain clinical studies in preschool (age four to five years) children with ADHD as a post-marketing requirement. Neos has completed a pharmacokinetic study in this population in 2018, and Neos is having ongoing discussions with the FDA to further clarify the design protocols required to conduct the remaining studies.

Cotempla XR-ODT: Methylphenidate XR-ODT for the treatment of ADHD.

Neos received approval of Cotempla XR-ODT from the FDA for the treatment of ADHD in patients 6 to 17 years old, on June 19, 2017. Neos’ Cotempla XR-ODT NDA relies on the efficacy and safety data that formed the basis of FDA approval for the listed drug, Metadate CD®, together with bioavailability/bioequivalence data and efficacy/safety data from its Cotempla XR-ODT clinical program. The results of Neos’ Phase 3 clinical efficacy and safety trial showed a statistically significant improvement in ADHD symptom control compared to placebo across the classroom day. Onset of effect was observed within one hour post-dose and persisted through 12 hours. No serious adverse events were reported during the study and the adverse event profile was consistent with the drug’s mechanism of action.

Cotempla XR-ODT contains methylphenidate loaded onto a mixture of immediate-release and polymer-coated delayed-release resin particles, which are formulated and compressed into an ODT along with other typical tableting excipients using its RDIM technology. The result is methylphenidate with an in vivo extended-release profile delivered through a tablet that quickly disintegrates in the mouth. Neos offers Cotempla XR-ODT in 30-day supply, child-resistant blister packs. Neos believes Cotempla XR-ODT is the first methylphenidate XR-ODT for the treatment of ADHD, providing onset-of-effect within one hour and a 12-hour duration.

Neos has composition-of-matter patents in the U.S. which Neos expects will provide Cotempla XR-ODT intellectual property protection until 2032. These patents are listed in the Orange Book. Cotempla XR-ODT also has an FDA marketing exclusivity period of three years which bars approval of an ANDA. In addition, Neos entered into the Teva Agreement with Teva, which resolved all ongoing litigation involving its Cotempla XR-ODT patents and Teva’s ANDA with the FDA for a generic version of Cotempla XR-ODT. Under the Teva Agreement, Neos granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances.

In connection with the approval of the Cotempla XR-ODT NDA, Neos committed to the FDA to perform additional clinical studies in preschool (age four to five years) children with ADHD as a post-marketing requirement. Neos commenced with a pharmacokinetic study in this population in 2018, which Neos completed in 2019. In light of a new draft guidance for industry that was published in May 2019, “Attention Deficit Hyperactivity Disorder: Developing Stimulant Drugs for Treatment Guidance for Industry,” Neos plans to engage with the FDA to gain concurrence on the design of the protocols required to meet the remaining post-marketing requirements.

Adzenys ER: Amphetamine XR liquid suspension for the treatment of ADHD.

Neos received approval of Adzenys ER from the FDA for the treatment of ADHD in patients six years and older, on September 15, 2017. Neos’ NDA for Adzenys ER relies on the efficacy and safety data that formed the basis of FDA approval for the listed drug, Adderall XR, 30 mg, together with bioequivalence, bioavailability and aggregate safety data from Neos’ Adzenys ER clinical program. There are no post-marketing requirements for this product. Adzenys ER contains amphetamine loaded onto a mixture of immediate-release and polymer coated delayed-release resin particles, and using Neos’ patented dynamic time release suspension (“DTRS”) technology, Neos is able to create an amphetamine XR oral suspension. Adzenys ER is designed to be shelf stable for 36 months, without requiring refrigeration or reconstitution. Neos has composition-of-matter patents for Adzenys ER that are scheduled to expire in 2032. These patents are listed in the Orange Book.

Neos included a Paragraph IV certification in the NDA submission for Adzenys ER, which required a Paragraph IV certification notification to the producer of Adderall XR®, Shire Pharmaceuticals, in accordance with the Hatch Waxman-Amendments. On March 6, 2017, Neos entered into a license agreement with Shire, pursuant to which Shire granted Neos a non-exclusive license to certain patents owned by Shire for certain activities with respect to Adzenys ER. Under the terms of the agreement, Neos paid a lump sum, non-refundable license fee of an amount less than $1.0 million in October 2017. Neos is paying a single digit royalty on net sales of the Adzenys ER during the life of the patents.

Additionally, the license agreement contains a covenant from Shire not to file a patent infringement suit against Neos alleging that Adzenys ER infringes the relevant Shire patents.

ADHD portfolio commercialization efforts.

Neos is commercializing Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER, in the United States using Neos’ internal commercial infrastructure. Neos sells its ADHD products to drug wholesalers in the United States, the largest three of which accounted for approximately 94% of its total gross revenues in 2019.

Neos is using its own specialty sales force of approximately 45 sales representatives who target the approximately 4,500 physicians who prescribe approximately 12% of all ADHD prescriptions. Neos focuses the efforts of this sales force on the most profitable, high volume prescribers of ADHD medication for Neos’ approved indications. The sales force is divided into five regions, each managed by a regional sales manager.

Neos’ commercialization efforts are focused on delivering the right message for each of its three ADHD products. Data indicates that ADHD indicated extended-release methylphenidate and extended-release amphetamine products are widely prescribed. Neos’ messaging focuses on anticipated benefits of its XR-ODT and ER oral suspension dosage forms with balancing important product safety information. Neos uses multi-channel tactics to reach physicians, payers, patients and patient caregivers with the right frequency to drive behavior.

Following FDA approval, Neos launched Adzenys XR-ODT on May 16, 2016, initiated an early experience program with limited product availability for Cotempla XR-ODT on September 5, 2017 before launching this product nationwide on October 2, 2017, and launched Adzenys ER on February 26, 2018. In late November 2018, Neos announced a new commercial strategy for its ADHD products that included an optimized salesforce structure, territory realignment and expanded distribution network with a goal of increasing net margins and increasing market share for its ADHD product portfolio. This shift away from a prescription volume-based strategy to one focused on profitable growth began in the first quarter of 2019. In May 2020, Neos conducted a reduction in force of approximately 25 percent of its workforce, or approximately 50 employees, and implemented other cost savings initiatives intended to lower its annualized net operating cash burn. As a result of such restructuring, Neos reduced the number of personnel in its salesforce to 45.

To expand its distribution network, in 2019, Neos deployed Neos RxConnect, a best-in-class Neos-sponsored patient support program that operates through a network of pharmacies. Neos created this program based upon research and feedback from HCPs centered on their frustration with the hassle associated with insurance restrictions, access and cost. The goal of Neos RxConnect is to reduce barriers to access to medications facing patients and HCPs by providing coverage for all commercially insured patients, regardless of their individual insurance plan, establishing an affordable and predictable monthly co-pay for patients, and eliminating many of the hassles facing HCPs and their staffs by improving availability of Neos products at participating pharmacies. Since the inception of this program in early 2019, Neos has expanded the number of pharmacies participating in the Neos RxConnect network to approximately 900 as of October 31, 2020.

Generic Tussionex.

In addition to its ADHD products, Neos manufactures and markets a generic equivalent to the branded product Tussionex®. Neos’ generic Tussionex is a hydrocodone polistirex and chlorpheniramine polistirex XR oral suspension that is a Schedule II narcotic, antitussive and antihistamine combination. This product is indicated for the relief of cough and upper respiratory symptoms associated with allergies or colds in adults and children six years of age and older.

Since its launch in September 2013, Neos has manufactured and utilized its DTRS technology in the production of its generic Tussionex at its facility in Grand Prairie, Texas. In August 2014, Neos acquired all commercialization and profit rights to this formulation of the generic Tussionex product from Cornerstone BioPharma, Inc. and Coating Place, Inc. Neos has an exclusive supply agreement (the “Supply Agreement”), with Coating Place, Inc. (“CPI”) which expires in August 2021, pursuant to which CPI (i) is the exclusive supplier of the active ingredient complexes in its generic Tussionex and (ii) has agreed to not supply anyone else engaged in the production of generic Tussionex with such active ingredient complexes. Under the terms of the Supply Agreement, Neos must deliver a 24-month rolling forecast (“Forecast”) of Neos’ expected product requirements to CPI on a quarterly basis; however, only the first calendar quarter commencing on or after the 90th day after the delivery of a Forecast constitutes a binding purchase commitment with respect to the products listed in such Forecast. In October 2014, Neos re-launched the product under its own label. Neos sells its product to drug wholesalers in the United States. Neos has also established indirect contracts with drug, food and mass retailers that order and receive Neos’ product through wholesalers. Neos has obtained required state licenses, set up distribution channels and established trade relations in order to commercialize its generic Tussionex.

Product Candidate Pipeline

NT0502 for Sialorrhea.

Neos’ lead clinical-stage product candidate is NT0502 (N-desethyloxybutynin), an NCE and selective anticholinergic agent being developed as an oral, once- or twice-daily treatment to reduce chronic sialorrhea in patients with neurological conditions associated with excessive salivation and drooling. Based on preclinical data, Neos believes that NT0502 is preferential for blocking muscarinic receptors in the salivary glands and may offer the potential for an improved tolerability profile and an easier-to-dose oral formulation, without the need for complex titration, compared to existing treatment options. NT0502 is an active metabolite of oxybutynin, an approved drug to treat a urological condition and, therefore, Neos believes it can leverage existing preclinical toxicology data and safety data for the parent molecule in its NT0502 development program.

Sialorrhea is defined as excessive salivation and drooling from the mouth. Sialorrhea associated with neurological disorders is generally caused by impaired swallowing due to disturbances in neuromuscular function. Sialorrhea can lead to significant physical and psychosocial complications, including perioral chapping, aspiration, dehydration, infection, foul odor, stigmatization, and increased dependency and level of care, all of which can create an additional burden for these medically complicated patients. In the U.S., more than 1.4 million patients including those suffering from Parkinson’s disease, cerebral palsy, stroke, traumatic brain injury (“TBI”), amyotrophic lateral sclerosis and other neurological conditions experience sialorrhea due to neuromuscular dysfunction. Many of these patients remain untreated today because existing non-selective anticholinergic agents are associated with treatment-limiting side effects and cumbersome dosing schedules. In addition, injection of botulinum toxins into the salivary gland can be difficult to administer and must be re-administered periodically. Neos believes there is a significant unmet need for new treatments for chronic sialorrhea that can improve the quality of life for many of the millions of patients across a number of debilitating neurological conditions.

In January 2020, Neos announced that it had completed dosing in a Phase 1 pilot pharmacokinetic study for NT0502. The Phase 1 trial was a single-dose open-label, randomized, parallel study to assess the systemic exposure and safety of four ion-resin, modified-release ODT formulations of NT0502 and oxybutynin in 30 healthy adults. The top-line results from this study confirmed a formulation for further clinical development. In the first half of 2021, Neos plans to initiate a Phase 1 SAD/MAD study of NT0502.

Manufacturing

Neos leases one manufacturing site in Grand Prairie, Texas, where Neos develops, produces, quality control tests and packages all of its commercial and clinical products. This facility has 77,112 square feet of manufacturing and laboratory space, and contains dedicated cGMP manufacturing suites for both XR-ODT and XR oral suspension. Neos holds DEA manufacturing and analytical licenses, and maintain storage and use of Schedule II through IV controlled substances. The manufacture of Neos’ products is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control.

Neos has operated this facility dating back to when Neos operated as a contract manufacturer by its predecessor corporation, PharmaFab, Inc. (“PharmaFab”). In April 2007, the FDA announced entry of a Consent Decree of Permanent Injunction (“Consent Decree”) against PharmaFab, one of its subsidiaries and two of its officials. The Consent Decree arose out of several perceived cGMP deficiencies related to the manufacture of unapproved drugs or Drug Efficacy Study Implementation drugs that Neos no longer manufactures. In July 2019, Neos filed a motion with the U.S. District Court of North Texas to vacate the Consent Decree, which was unopposed by the Department of Justice and the FDA and was granted by the court on July 11, 2019. While the Consent Decree has been vacated, there can be no assurance that Neos will not become subject to similar orders in the future, which may result in Neos continuing to expend resources and attention to observe its terms, and there can be no assurance that Neos will be in compliance with its requirements.

Neos believes that its current facility has the manufacturing capacity for commercial production of its approved products in quantities sufficient to meet what Neos believes will be its commercial needs, and to accommodate the manufacturing of materials for future clinical trials of other potential product candidates in its product pipeline. Neos believes that maintaining its internal manufacturing capabilities enables Neos to obtain its products at-cost without manufacturer’s margins and to better control supply quality and timing.

Neos currently purchases the active pharmaceutical ingredients (“APIs”) used in Adzenys XR-ODT and Adzenys ER (amphetamine), and Cotempla XR-ODT (methylphenidate), anionic resins, excipients and other materials from third-party providers on a purchase order basis from manufacturers based outside and within the United States. Neos has entered into commercial supply agreements with several of these manufacturers, and may enter into commercial supply agreements with additional manufacturers in the future.

Both amphetamine and methylphenidate are classified as controlled substances under U.S. federal law. All of Neos’ ADHD products are classified by the DEA as Schedule II controlled substances, meaning that these drug products have a high potential for abuse and dependence among drugs that are recognized as having an accepted medical use. Consequently, the procurement, manufacturing, shipping, dispensing and storing of Neos’ products, and potentially product candidates, will be subject to a high degree of regulations, as described in more detail in the sections entitled “Government Regulation” and “DEA Regulation.”

Technology Platform

Neos’ modified-release drug delivery technology platform, as illustrated below in Figure 1, allows Neos to produce drug-loaded micro-particles through an ion exchange process that creates new salt forms of existing drug compounds that have been proven safe and effective. By applying a uniform modified-release coating to these drug-loaded micro-particles and avoiding agglomeration, or clumping, Neos is able to create particle structures that can withstand compression and osmotic forces without rupturing, sloughing or leaking. This allows Neos to compress the modified-release micro-particles into ODT or suspend them in a liquid formulation without destroying their integrity or causing dose-dumping. By applying different types of coatings, Neos can modify the drug release characteristics of a micro-particle. Additionally, by mixing combinations of these micro-particles, each of which has its own release profile, Neos is able to produce complex drug release profiles. These micro-particles are further blended with excipients to form a final drug product, which Neos incorporates into a patient-friendly dosage form such as an ODT, using its proprietary technology, or oral suspension. This technology platform not only provides extended release and controlled release properties, it can also mask the unpleasant taste of the active drug. Neos is also able to utilize this technology to achieve tamper-resistant formulations. Neos believes that its technology can be applied to other APIs, which could allow for more patient and caregiver-friendly dosage forms and other clinical advantages. Neos has the ability to produce drug-loaded micro-particles with complex release profiles, which allows Neos to develop ODT or oral suspension formulations that mimic or improve existing therapies not otherwise available in XR-ODT or XR oral suspension form.

Neos’ XR-ODT and XR oral suspension dose form technology may be able to be applied to new chemical entities and existing small molecule therapeutics that are currently not optimized for their kinetic delivery. Neos believes that its technology is capable of overcoming some of the common issues in oral drug delivery, such as high peak to trough ratios, blood level spikes that induce unwanted side effects, wide variations in fed fasted effect, suboptimal onset of action, suboptimal duration of effect, dose dumping and single point failures of the delivery system, while providing an oral dosage form that is preferred by patients, caregivers and physicians.

Figure 1: Neos’ Proprietary Modified-Release Drug Delivery Technology Platform

Neos’ XR-ODT Technology: Rapidly Disintegrating Ionic Masking.

Neos’ Rapidly Disintegrating Ionic Masking (“RDIM”) technology utilizes an orally disintegrating, modified-release, taste-masked pharmaceutical composition that can withstand compression forces associated with standard tableting technology, allowing for a drug to be incorporated into the ODT dosage form using ion resin technology, and remain stable for 36 months. This technology not only provides extended-release and controlled-release properties, it masks the unpleasant taste of the active drug. Flavor and coloring can also be added to the compression blend to further enhance the pharmaceutical elegance of the finished XR-ODT. Neos’ RDIM technology is protected by a U.S. patent that is scheduled to expire in 2026.

Neos’ XR Oral Suspension Technology: Dynamic Time Release Suspension.

Neos’ Dynamic Time Release Suspension (“DTRS”) technology encompasses a set of process technologies and know-how to manufacture and test modified-release oral suspension products that are shelf-stable. By matching the specific gravity, osmotic and ionic characteristics of the drug resin particle to that of the suspension, Neos is able to obtain shelf-stable liquids with a 36-month shelf life that do not require reconstitution or refrigeration.

XR oral suspension provides a patient-friendly dosage form for patients who find swallowing an intact tablet or capsule to be difficult, or for whom more precise dose-titration may be preferred or required. Neos’ DTRS technology is protected by a series of patents and patent applications.

Neos’ Tamper Resistant Technology: Kinetically Controlled Tamper Protection.

Certain properties of ion resin drug products inherently deter some methods of drug abuse, such as snorting, smoking and injecting. In addition, the most common method of extracting the psychoactive components of many abused drugs is to induce dose-dumping by crushing, chewing or extraction. Neos’ Kinetically Controlled Tamper Protection (“KCTP”) technology is designed to prevent abuse by altering the kinetics of the drug product and can be used in conjunction with both its XR-ODT and XR liquid suspension dosage forms. KCTP is designed to discourage common methods of tampering associated with certain classes of medications which can be abused and misused. KCTP utilizes an additional ion resin particle with an aversive agent bound to it. The aversive resin complex is then coated so that it passes through the body without material release. If an attempt is made to tamper with the XR-ODT or XR liquid suspension to cause dose-dumping, the aversive agent will also be released and block or disrupt the properties of the active drug product.

Neos believes that its KCTP technology may be especially useful for opioid-based pain products or other DEA scheduled drug products for which abuse and dose-dumping are known problems.

Intellectual Property

Proprietary protection.

Neos’ commercial success depends in part on its ability to obtain and maintain proprietary protection for Neos’ drug candidates, manufacturing and process discoveries and other know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing on its proprietary rights. Neos has been building and continue to build its intellectual property portfolio relating to its ADHD products, its generic Tussionex and its technology platform. Neos’ policy is to seek to protect its proprietary position by, among other methods, filing U.S. and certain foreign patent applications related to its proprietary technology, inventions and improvements that are important to the development and implementation of its business. Neos also intends to rely on trade secrets, know-how, continuing technological innovation, and potential in-licensing opportunities to develop and maintain its proprietary position. Neos cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by Neos in the future, nor can Neos be sure that any of its existing patents or any patents that may be granted to Neos in the future will be commercially useful in protecting its technology.

Patent rights.

Neos’ intellectual property portfolio consists of 13 patents and 2 patent applications in the United States, and 3 patents and 5 patent applications in foreign countries and regions. Neos’ intellectual property strategy emphasizes specific drug products, product groups, and technology platforms. Neos’ patents and patent applications covering specific drug products include claims to the drug products and to methods of using those products. Neos’ patents and patent applications covering technology platforms include claims to methods of making products as well as claims to the products made by those methods. Certain of these patents and patent applications cover more than one product. Neos owns all of the above patents and pending applications.

The Adzenys XR-ODT patent portfolio includes five granted U.S. patents and one pending U.S. non provisional application. The issued patents contain pharmaceutical composition of matter claims covering controlled release direct compression ODT with drug resin particles and, among other things, composition of matter for Adzenys XR-ODT. The composition of matter patents are scheduled to expire in 2026 and 2032. These patents are listed in the Orange Book. Adzenys XR-ODT is protected in Europe by one pending application; however, Adzenys XR-ODT is not currently protected by patents outside of the United States and Europe. As such, competitors may be free to sell products that incorporate the same or similar technologies that are used in Adzenys XR-ODT in countries outside of the United States or Europe.

The Cotempla XR-ODT patent portfolio includes three granted U.S. patents, including pharmaceutical composition of matter claims covering controlled release direct compression ODT with drug resin particles and, among other things, composition of matter for Cotempla XR-ODT. These patents are scheduled to expire in 2026 and 2032, respectively. These patents are listed in the Orange Book. Cotempla XR-ODT also has an FDA marketing exclusivity period of three years which bars approval of an ANDA. The Cotempla XR-ODT portfolio also includes two other pending U.S. non provisional applications and pending patent applications in Australia, Europe, Japan and South Korea. As such, competitors may be free to sell products that incorporate the same or similar technologies that are used in Cotempla XR-ODT in countries outside of the United States, Australia, Europe, Japan or South Korea.

The Adzenys ER patent portfolio contains nine granted U.S. patents and one other pending U.S. non-provisional application. These patents contain claims directed to, among other things, compositions of matter, as well as methods of preparing liquid controlled-release formulations and for predicting bioequivalence for liquid suspension. The longest-term composition-of-matter patent is scheduled to expire in 2032, and the method patents are scheduled to expire in 2025, 2029 and 2031, respectively. The composition of matter patents are listed in the Orange Book. Adzenys ER is currently protected by patents only in the United States, Canada and Mexico. As such, competitors may be free to sell products that incorporate the same or similar technologies that are used in Adzenys ER in countries outside of the United States, Canada and Mexico.

Neos’ generic Tussionex is covered by six of Neos’ granted U.S. patents which include claims directed to, among other things, a composition-of-matter, as well as methods-of-making, and for predicting bioequivalence for liquid suspension. Neos’ generic Tussionex is also covered by one other pending non-provisional applications. The composition-of-matter patent is scheduled to expire in 2031. Neos expects protection under certain other granted patents and/or a patent granted on the pending application to also extend until 2031. Neos’ generic Tussionex is currently protected by patents only in the United States, Canada and Mexico. As such, competitors may be free to sell products that incorporate the same or similar technologies that are used in its product in countries outside of the United States, Canada and Mexico.

On July 25, 2016, Neos received a Paragraph IV certification from Actavis advising Neos that Actavis has filed an ANDA with the FDA for a generic version of Adzenys XR-ODT. The certification notice alleges that the four U.S. patents listed in the FDA’s Orange Book for Adzenys XR-ODT, one with an expiration date in April 2026 and three with expiration dates in June 2032, will not be infringed by Actavis’s proposed product, are invalid and/or are unenforceable. On September 1, 2016, Neos filed a patent infringement lawsuit in federal district court in the District of Delaware against Actavis that automatically stayed, or barred, the FDA from approving Actavis’s ANDA for 30-months or until a district court decision that is adverse to the asserted patents is rendered, whichever is earlier. On October 17, 2017, Neos entered into the Actavis Agreement with Actavis, which resolved all ongoing litigation involving Neos’ Adzenys XR-ODT patents and Actavis’s ANDA. Under the Actavis Agreement, Neos has granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Actavis Agreement has been submitted to the applicable governmental agencies.

On October 31, 2017, Neos received a Paragraph IV certification from Teva advising Neos that Teva has filed an ANDA with the FDA for a generic version of Cotempla XR-ODT, in connection with seeking to market its product prior to the expiration of patents covering Cotempla XR-ODT. On December 13, 2017, Neos filed a patent infringement lawsuit in federal district court in the District of Delaware against Teva. This case alleged that Teva infringed Neos’ Cotempla XR-ODT patents by submitting to the FDA an ANDA seeking to market a generic version of Cotempla XR-ODT prior to the expiration of Neos’ patents. This lawsuit automatically stayed, or barred, the FDA from approving Teva’s ANDA for 30-months or until a district court decision that is adverse to the asserted patents is rendered, whichever is earlier. On December 21, 2018, Neos entered into the Teva Agreement, which resolved all ongoing litigation involving Neos’ Cotempla XR-ODT patents and Teva’s ANDA. Under the Teva Agreement, Neos have granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Teva Agreement has been submitted to the applicable governmental agencies.

On October 23, 2018, Neos signed a licensing agreement with NeuRx Pharmaceuticals, LLC (“NeuRx”) for NRX 101, now known as NT0502, a selective muscarinic receptor antagonist drug candidate for the treatment of sialorrhea. Under the terms of this licensing agreement, Neos has assumed responsibility for the NeuRx intellectual property portfolio protecting NT0502, currently consisting of one issued U.S. patent and one pending U.S. patent application. The patent includes claims directed to, among other things, methods of treatment with NT0502, while the application is pursuing claims directed to various dosage forms of NT0502. The patent, as well as any patent granted from the pending application, is not expected to expire before 2032.

Adzenys XR-ODT is not currently protected by patents or patent applications outside of the United States and Europe, and Cotempla XR-ODT is not currently protected by patents or patent applications outside of the United States, Australia, Europe, Japan and South Korea. Neos generic Tussionex and Adzenys ER are currently protected by patents only in the United States, Canada and Mexico. As such, competitors may be free to sell products that incorporate the same or similar technologies that are used in Neos’ products in countries in which the relevant product does not have patent protection.

Patent life determination depends on the date of filing of the application and other factors as promulgated under the patent laws. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country.

Trade secret and other protection.

In addition to patented intellectual property, Neos also relies on trade secrets and proprietary know-how to protect its technology and maintain its competitive position, especially when Neos does not believe that patent protection is appropriate or can be obtained. Neos’ policy is to require each of its employees, consultants and advisors to execute a confidentiality and inventions assignment agreement before beginning their employment, consulting or advisory relationship with Neos. The agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with Neos except in limited circumstances. These agreements generally also provide that Neos shall own all inventions conceived by the individual in the course of rendering services to Neos.

Other intellectual property rights.

Neos seeks trademark protection in the United States when appropriate. Neos has filed for trademark protection for the Neos Therapeutics mark, which Neos uses with its pharmaceutical research and development as well as products, as well as trade names that could be used with its potential products. Neos currently has registered trademarks for Neos Therapeutics, Adzenys, Adzenys XR-ODT, Adzenys ER and Cotempla XR-ODT in the United States, as well as two for its DTRS technology.

From time to time, Neos may find it necessary or prudent to obtain licenses from third party intellectual property holders.

Research and Development

For the nine months ended September 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017, Neos’ research and development expenses were $4.7 million, $6.7 million, $8.6 million, $8.5 million and $9.0 million, respectively.

Competition

Neos’ industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Neos faces competition and potential competition from a number of sources, including pharmaceutical and biotechnology companies, generic drug companies, drug delivery companies and academic and research institutions. Neos believes the key competitive factors that will affect the development and commercial success of its product candidates include ease of administration and convenience of dosing, therapeutic efficacy, safety and tolerability profiles, access and cost. Many of Neos’ potential competitors have substantially greater financial, technical and human resources than Neos does, as well as more experience in the development of product candidates, obtaining FDA and other regulatory approvals of products, and the commercialization of those products. Consequently, Neos’ competitors may develop modified-release products for the treatment of ADHD, sialorrhea or for other indications Neos may pursue in the future, and such competitors’ products may be more effective, better tolerated and less costly than Neos’ product candidates. Neos’ competitors may also be more successful in manufacturing and marketing their products than Neos is. Neos will also face competition in recruiting and retaining qualified personnel and establishing clinical trial sites and patient enrollment in clinical trials.

Neos’ branded ADHD products also face competition from commercially available generic and branded medications currently produced by companies that are promoting products in the ADHD market, including Takada Pharmaceutical Company (Vyvanse, Adderall XR, Mydayis), Janssen (Concerta), Novartis (Focalin XR and Ritalin LA), Tris Pharmaceuticals (Dyanavel XR, Quillivant XR and QuilliChew ER), Rhodes Pharmaceuticals (Aptensio XR), Osomotica Pharmaceuticals (Methylphenidate HCl ER 72 mg Tablet), Ironshore Pharmaceuticals, a subsidiary of Highland Therapeutics (Jornay PM), Adlon Therapeutics L.P., a subsidiary of Purdue Pharma L.P. (Adhansia XR) and related generics. Neos is also aware of efforts by several pharmaceutical companies with ADHD medications in clinical development, including Supernus, Sunovion, KemPharm, NLS Pharma and Neurovance, a subsidiary of Otsuka Pharmaceutical Co., Ltd. Tris Pharmaceuticals is also working in this space to reformulate existing methylphenidate and amphetamine medications.

Government Regulation

Government authorities in the United States at the federal, state and local levels and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and ultimately approved by the applicable regulatory authority.

U.S. drug development.

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its’ implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approval and maintaining subsequent compliance with applicable federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during product development, the approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution injunctions, fines, consent decrees, refusals of government contracts, restitution, disgorgement or civil and criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Neos. For a description of a consent decree Neos’ predecessor corporation entered into with the FDA and to which Neos remains subject, see the sections entitled “Manufacturing” and “Risk Factors—Risks Related to Commercialization.”

If Neos fails to manufacture Adzenys XR-ODT, Cotempla XR-ODT or Adzenys ER in sufficient quantities and at acceptable quality and pricing levels, or fail to obtain adequate DEA quotas for controlled substances, or to fully comply with cGMP regulations, Neos may face delays in the commercialization of this product candidate or be unable to meet market demand, and may be unable to generate potential revenues.

Neos’ product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. Neos intends to submit its NDAs under the 505(b)(2) regulatory approval pathway. Development and approval of drugs generally involves the following:

●	Submission to the FDA of an IND, which must become effective before clinical trials involving humans may begin;

●	Approval by an independent institutional review board (“IRB”) or ethics committee at each clinical trial site before a trial may be initiated at that site;

●	Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations and other good clinical practices (“GCPs”);

●	Submission of an NDA to the FDA;

●	The FDA’s decision within 60 days of its receipt of an NDA to accept it for filing and review;

●	Satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with cGMPs and assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	Possible FDA audit of the clinical trial sites that generated the data in support of the NDA; and

●	FDA review and approval of the NDA.

The nonclinical testing, clinical trials and review process requires substantial time, effort and financial resources, and Neos cannot be certain that any approvals for its product candidates will be granted on a timely basis, if at all. The data required to support an NDA are generated in two distinct developmental stages: nonclinical and clinical. The nonclinical development stage generally involves synthesizing the active component, developing the formulation and control procedures and determining the manufacturing process, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which may support subsequent clinical testing in humans. In the case of documentation to support a 505(b)(2) NDA, this nonclinical data may be referenced in literature or the FDA’s previous findings of safety and efficacy for a listed drug. The sponsor must submit the results of the nonclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans, and must become effective before clinical trials may begin. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

The clinical stage of development involves the administration of the product candidate to healthy volunteers and patients under the supervision of qualified investigators, generally physicians not employed by or under the sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent IRB for each institution where the trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each subject or his or her legal representative and must monitor the clinical trial until completed.

Clinical trials.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

●	Phase 1 clinical trials generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacology, side effect tolerability and safety of the drug.

●	Phase 2 clinical trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamics information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

●	Phase 3 clinical trials generally involve large numbers of patients at multiple sites and are designed to provide the data necessary to demonstrate the product candidate’s safety and effectiveness for its intended use, establish its overall benefit/risk relationship, and provide an adequate basis for approval.

By following the 505(b)(2) regulatory approval pathway, the applicant may reduce some of the burdens of developing a full clinical program by relying on investigations not conducted by the applicant and for which the applicant has not obtained a right of reference, such as prior investigations involving the listed drug. In such cases, some clinical trials may not be required or may be otherwise limited.

Post-approval trials, sometimes referred to as Phase 4, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Before approval, progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important rate increase of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the trial is not being conducted in accordance with the IRB’s requirements or the use of the drug raises any safety concerns. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

There are also requirements governing the reporting of ongoing clinical trials and completed trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of all trial-related information, and it is possible that data and other information from trials involving drugs that never garner approval could require disclosure in the future.

Concurrent with clinical trials, companies usually develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing it in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate, and, among other things, a drug manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

NDA and FDA review process.

The results of nonclinical studies and clinical trials, together with other detailed information, including extensive information on manufacturing and drug composition and proposed labeling, are submitted to the FDA in the form of an NDA requesting approval to market the drug for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMPs to assure and preserve the product’s identity, strength, quality and purity. FDA approval of an NDA must be obtained before a drug may be legally marketed in the United States.

Under the Prescription Drug User Fee Act, as amended (the “PDUFA”), each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2019, the user fee for an application requiring clinical data, such as an NDA, was $2,588,478, which increased to $2,942,965 for the period beginning October 1, 2019. Clinical data, as interpreted by the FDA to assess fees under PDUFA, include (1) study reports or literature reports of what are explicitly or implicitly represented by the applicant to be adequate and well-controlled trials for safety or effectiveness or (2) reports of comparative activity (other than bioequivalence and bioavailability studies), immunogenicity, or efficacy, where those reports are necessary to support a claim of comparable clinical effect. The term does not include bioequivalence and bioavailability studies submitted in support of an NDA. NDAs for which clinical data are not required to demonstrate safety and effectiveness are reduced to half of the amount of the prescribed user fee, or $1,294,239 through September 30, 2019 and $1,471,483 through September 30, 2020. PDUFA also imposes an annual program fee for human drugs ($309,915 through September 30, 2019, and $325,424 through September 30, 2020, per product up to a maximum of five fees for a fiscal year for prescription drug products identified in a single approved application). Fee waivers or reductions are available in certain circumstances, including waiver of the application fee for the first application filed by a small business.

The FDA reviews submitted NDAs before it accepts them for filing, and may request additional information rather than accepting the applications. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the filing date for an NDA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product to specifications. The FDA may also audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation regarding whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers them carefully when making decisions. NDAs submitted under Section 505(b)(2) are typically not referred to an Advisory Panel for consideration unless new safety information is revealed in the review cycle. The FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The review and evaluation of an NDA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and Neos may not receive a timely approval, if at all.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA, and may require additional clinical data, such as an additional pivotal Phase 3 clinical trial, and other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than the sponsor interprets the same data.

There is no assurance that the FDA will approve a product candidate for marketing, and the sponsor may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling, or it may condition approval on changes to the proposed labeling. The FDA also may condition approval on the development of adequate controls and specifications for manufacturing and a commitment to conduct post-marketing testing and surveillance to monitor the potential effects of approved products. For example, the FDA may require Phase 4 trials designed to further assess a drug’s safety and efficacy.

The FDA may also place other conditions on approval including the requirement for a risk evaluation and mitigation strategy (“REMS”) to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.

Section 505(b)(2) regulatory approval pathway.

Section 505(b)(2) of the FDCA provides an alternate regulatory pathway for approval of a new drug by allowing the FDA to rely on data not developed by the applicant. Specifically, Section 505(b)(2) permits the submission of an NDA where one or more of the investigations relied upon by the applicant for approval was not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon published literature and/or the FDA’s findings of safety and effectiveness for an approved drug already on the market. Approval or submission of a 505(b)(2) application, like those for abbreviated new drugs (“ANDAs”) may be delayed because of patent and/or exclusivity rights that apply to the previously approved drug.

A 505(b)(2) application may be submitted for a new chemical entity (“NCE”) when some part of the data necessary for approval is derived from studies not conducted by or for the applicant and when the applicant has not obtained a right of reference. Such data are typically derived from published studies, rather than FDA’s previous findings of safety and effectiveness of a previously approved drug. For changes to a previously approved drug however, an applicant may rely on the FDA’s finding of safety and/or effectiveness of the approved drug, coupled with information needed to support the change from the approved drug, such as new studies conducted by the applicant or published data. When based on an approved drug, the 505(b)(2) drug may be approved for all of the indications permitted for the approved drug, as well as any other indication supported by additional data.

Section 505(b)(2) applications also may be entitled to marketing exclusivity if supported by appropriate data and information. As discussed in more detail below, three-year new data exclusivity may be granted to the 505(b)(2) application if one or more clinical investigations conducted in support of the application, other than bioavailability/bioequivalence studies, were essential to the approval and conducted or sponsored by the applicant. Five years of marketing exclusivity may be granted if the application is for an NCE, and pediatric exclusivity is likewise available.

Orange Book listing and Paragraph IV certification.

For NDA submissions, including those under Section 505(b)(2), applicants are required to list with the FDA certain patents with claims that cover the applicant’s product. Upon approval, each of the patents listed in the application is published in Approved Drug Products with Therapeutic Equivalence Evaluations, commonly referred to as the Orange Book. Any applicant who subsequently files an ANDA or 505(b)(2) NDA that references a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification.

If an applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the holder of the NDA for the approved drug and the patent owner once the application has been accepted for filing by the FDA. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months from the date of the lawsuit, the applicant’s successful defense of the suit, or expiration of the patent.

Pursuant to Neos’ settlement agreements with Shire, Neos stipulated that Shire’s two Orange Book-listed patents covering Adderall XR were valid, enforceable and infringed by Neos’ 505(b)(2) NDAs covering Adzenys XR-ODT and Adzenys ER. The agreements with Shire applies solely with respect to Adzenys XR-ODT and Adzenys ER.

Pediatric information.

Under the Pediatric Research Equity Act (“PREA”) an NDA or supplement to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation in which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers.

The Food and Drug Administration Safety and Innovation Act which was signed into law on July 9, 2012, amended the FDCA to require that a sponsor who is planning to submit an NDA for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan (“PSP”) within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 trial. The initial PSP must include an outline of the pediatric trial(s) that the sponsor plans to conduct, including objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such information and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric trials. The FDA and the sponsor must reach an agreement on the PSP, but the sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials and other clinical development programs.

Post-marketing requirements.

Following approval, Neos and the new product are subject to continuing regulation by the FDA, which include monitoring and recordkeeping activities, reporting of adverse experiences and complying with promotion and advertising requirements, which include prohibitions on the promotion of the drugs for unapproved, or “off-label” uses. Although physicians may prescribe legally available drugs for off-label treatments, manufacturers may not promote such non-FDA approved uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use on an on-going basis. Further, if there are any modifications to the drug, including changes to indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a supplemental NDA or new NDA, which may require the applicant to develop additional data or conduct additional nonclinical studies or clinical trials.

The FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. These regulations require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMPs. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic, unannounced inspections by the FDA and certain state agencies for compliance with cGMPs and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs. The discovery of violative conditions, including failure to conform to cGMPs, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including voluntary recalls and product seizures.

Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrections to advertising or communications to doctors and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. New government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Neos’ products under development.

As a condition of approval for Adzenys XR-ODT and Cotempla XR-ODT, Neos committed to conducting post-marketing studies to evaluate the pharmacokinetic, efficacy and safety of the products in children ages four to five years of age.

Neos met with the Division of Psychiatry Products at the FDA in June 2019 to discuss approaches to meeting the efficacy and safety study requirements for Adzenys XR-ODT consistent with the recently issued (May 2019) draft FDA guidance, “Attention Deficit Hyperactivity Disorder; Developing Stimulant Drugs for Treatment Guidance for Industry.”

Based on these discussions, Neos has completed modelling to determine starting doses and dose range for a safety study, and will be re-engaging with the FDA in 2021 to share these data and agree on a final study design.

For Cotempla XR-ODT, Neos submitted a revised protocol to remove the post-marketing requirement for two separate studies. Neos were granted a new post-marketing requirement for a single study with a final submission report date of August 2023.

U.S. marketing exclusivity.

The FDCA provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, for a drug product that contains a previously approved NCE if new clinical investigations, other than bioavailability/bioequivalence studies, were essential to the application’s approval (e.g., for new indications, dosages or strengths of an existing drug). This three-year exclusivity for new data covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication. Furthermore, this exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States, which, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protections or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request.” The FDA issues a written request for pediatric clinical trials before approval of an NDA only where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may produce health benefits in that population.

DEA Regulation

Because Neos’ products and product candidates are subject to the Controlled Substances Act (“CSA”) Neos must comply with various requirements set forth by that legislation, as amended, its implementing regulations and as enforced by the DEA. The CSA imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls, prescription and order form requirements and restrictions on prescription refills for certain kinds of pharmaceutical products. A principal factor for determining the particular requirements of the CSA applicable to a product, if any, is its actual or potential abuse profile. A product may be listed as a Schedule I, II, III, IV or V controlled substance, with Schedule I presenting the highest perceived risk of abuse and Schedule V presenting the least. For example, Schedule I controlled substances have no currently accepted medical use in treatment in the United States and a lack of accepted safety for use under medical supervision. The active ingredients in Neos’ products, hydrocodone, amphetamine and methylphenidate, are Schedule II controlled substances and under various restrictions, including, but not limited to, mandatory written prescriptions and the prohibition of refills.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized. Similarly, separate registrations are also required for separate facilities.

The DEA typically inspects a facility to review its security measures prior to issuing a registration and on a periodic basis. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II controlled substances. Required security measures include background checks on employees and physical control of inventory through measures such as vaults and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and periodic reports made to the DEA, for example distribution reports for Schedule I and II controlled substances. Reports must also be made for thefts or losses of any controlled substance, and to obtain authorization to destroy any controlled substance.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. Because Neos’ products are, and Neos’ product candidates are expected to be, regulated as Schedule II controlled substances, they will be subject to the DEA’s production and procurement quota scheme. The DEA establishes annually an aggregate quota for how much of a controlled substance may be produced in total in the United States based on the DEA’s estimate of the quantity needed to meet legitimate scientific and medicinal needs. The limited aggregate amount that the DEA allows to be produced in the United States each year is allocated among individual companies, which must submit applications annually to the DEA for individual production and procurement quotas. Neos must receive an annual quota from the DEA in order to produce or procure any Schedule I or Schedule II controlled substance for use in manufacturing of Neos’ product and product candidates. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments.

To enforce these requirements, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in administrative, civil or criminal enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate administrative proceedings to revoke those registrations. In some circumstances, violations could result in criminal proceedings.

In addition to federal scheduling, some drugs may be subject to state-controlled substance regulation and thus more extensive requirements than those determined by the DEA and FDA.

Pharmaceutical coverage, pricing and reimbursement.

Sales of Neos’ products will depend, in part, on the extent to which Neos’ products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of Neos’ products will be made on a payor by payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require Neos to provide scientific and clinical support for the use of Neos’ product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved, Neos may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Neos’ product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

Additionally, for example, in December 2019, the FDA issued a draft guidance document outlining a potential pathway for manufacturers to obtain an additional NDC for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the draft guidance, if finalized, is unknown at this time. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price Neos receives for any products that Neos may develop and adversely affect its future revenues and prospects for profitability.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for brand-named prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively the “ACA”) contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

As noted above, even if Neos is able to secure regulatory approval, sales of any of Neos’ products may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased, and Neos expects this sentiment will continue to increase the pressure on drug pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Neos receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other healthcare laws and compliance requirements.

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the U.S. Department of Justice, the DEA, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

Neos also is subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, its proposed sales, marketing and educational programs. In addition, Neos may be subject to patient privacy regulation by both the federal government and the states in which Neos conducts its business. The laws that may affect Neos’ ability to operate include:

●	The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either (1) the referral of an individual to a person for furnishing any item or service for which payment is available under a federal health care program, or (2) the purchase, lease, order, arrangement or recommendation thereof of any good, facility, service or item for which payment is available under a federal health care program. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other;

●	The federal civil and criminal false claim laws, including the False Claims Act and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment from the federal government, or making or using, or causing to be made or used, a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government;

●	The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, obtaining money or property of the health care benefit program through false representations or knowingly and willingly falsifying, concealing or covering up a material fact, making false statements or using or making any false or fraudulent document in connection with the delivery of, or payment for, health care benefits, items or services relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and its implementing regulations, which imposes certain requirements on certain covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information;

●	The provision under the ACA commonly referred to as the Sunshine Act, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies to track and annually report to CMS payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals as well as certain ownership and investment interests held by physicians or their immediate family. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners; and

●	State law equivalents of each of the above federal laws, such as the Anti-Kickback Statute and False Claims Act, and state laws concerning security and privacy of health care information, which may differ in substance and application from state-to-state thereby complicating compliance efforts.

The ACA broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. Section 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

As noted above, the federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment from federal programs, including Medicare and Medicaid. Although Neos would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers. In addition, Neos’ future activities relating to the reporting of wholesaler or estimated retail prices for its products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for Neos’ products, and the sale and marketing of Neos’ products are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for such violations could include mandatory civil penalties, exclusion from participation in federal healthcare programs, and the potential implication of various federal criminal statutes. Private individuals also have the ability to bring actions under the federal False Claims Act, or qui tam actions, and certain states have enacted laws based on the federal False Claims Act.

Neos is also subject to data protection laws and regulations (i.e., laws and regulations that address privacy and data security). The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase Neos’ compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of Neos’ business activities. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase Neos’ potential liability and adversely affect Neos’ business.

Employees

As of November 30, 2020, Neos employed 149 full-time employees.

Available Information

Neos’ website address is www.neostx.com. Neos’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the investor relations page of its internet website as soon as reasonably practicable after Neos electronically files such material with, or furnish it to, the Securities and Exchange Commission. Alternatively, these reports may be accessed at the SEC’s website at www.sec.gov.

Corporate Information

Neos’ predecessor company was incorporated in Texas on November 30, 1994 as PharmaFab, Inc. and subsequently changed its name to Neostx, Inc. On June 15, 2009, Neos completed a reorganization pursuant to which substantially all of the capital stock of Neostx, Inc. was acquired by a newly formed Delaware corporation, named Neos Therapeutics, Inc. The remaining capital stock of Neostx, Inc. was acquired by Neos on June 29, 2015, and Neostx, Inc. was merged with and into Neos Therapeutics, Inc. Neos’ principal executive offices are located at 2940 N. Highway 360, Grand Prairie, Texas, 75050, and Neos’ telephone number is (972) 408-1300. Neos completed its initial public offering of common stock July 2015 and Neos’ common stock is listed on Nasdaq Global under the symbol “NEOS.”

Results of Operations for the Three and Nine Months Ended September 30, 2020 Compared with the Three and Nine Months Ended September 30, 2019 (in thousands)

Revenues

The following table summarizes Neos’ revenues for the three months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Net product sales	$12,535	$17,540	$(5,005)	(28.5)%

Net product sales were $12.5 million for the three months ended September 30, 2020, a decrease of $5.0 million, or 28.5%, compared to $17.5 million for the three months ended September 30, 2019. Sales from Cotempla XR-ODT decreased $1.6 million to $5.6 million for the three months ended September 30, 2020, compared to $7.2 million for the three months ended September 30, 2019. Sales from Adzenys XR-ODT decreased $2.6 million to $6.2 million for the three months ended September 30, 2020, compared to $8.8 million for the three months ended September 30, 2019. Sales from Adzenys ER was negligible for the three months ended September 30, 2020 and $0.2 million for the three months ended September 30, 2019. Sales from Neos’ generic Tussionex decreased $0.6 million to $0.7 million for the three months ended September 30, 2020, compared to $1.3 million for the three months ended September 30, 2019. Neos believes that revenue may have been negatively affected by decreased utilization of Neos’ products as a result of the COVID-19 pandemic. Although the potential impact of the COVID-19 pandemic on Neos’ product revenue is unclear, Neos expects net product sales may continue to be negatively impacted by the COVID-19 pandemic during the fourth quarter and potentially into 2021, depending on its duration.

Cost of goods sold

The following table summarizes Neos’ cost of goods sold for the three months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Cost of goods sold	$5,120	$6,447	$(1,327)	(20.6)%

Cost of goods sold was $5.1 million for the three months ended September 30, 2020, a decrease of $1.4 million, or 20.6%, compared to $6.5 million for the three months ended September 30, 2019. The decrease was due to lower product cost of goods sold of $0.8 million due primarily to the lower quantity sold and lower labor and indirect production aggregate costs of $0.6 million, compared to the three months ended September 30, 2019. Any decrease in product sales, as a result of the COVID-19 pandemic or otherwise, may result in a reduction in costs associated with the associated unit reduction in unit volume resulting in a decrease in gross margin.

Research and development expenses

The following table summarizes Neos’ research and development expenses for the three months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Research and development expenses	$1,310	$1,551	$(241)	(15.5)%

Research and development expenses were $1.3 million for the three months ended September 30, 2020, a decrease of $0.2 million, or 15.5%, compared to $1.5 million for the three months ended September 30, 2019. The decrease was primarily due to a $0.3 million decrease in salary and incentive compensation expenses, a $0.2 million decrease in clinical studies expenses and a $0.1 million decrease in product development expenses. These decreases were partially offset by a $0.4 million increase in professional services expenses. It is anticipated the research and development expenses may increase as Neos advances its NT0502 product further into clinical development. However, although Neos does not currently expect the COVID-19 pandemic to affect its product development plans, any delay in Neos’ ability to access outsourced development operations and expertise as a result of the pandemic likely would result in a reduction in research and development expenses in future periods.

Selling and marketing expenses

The following table summarizes Neos’ selling and marketing expenses for the three months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Selling and marketing expenses	$4,844	$7,125	$(2,281)	(32.0)%

Selling and marketing expenses were $4.8 million for the three months ended September 30, 2020, a decrease of $2.3 million, or 32.0%, compared to $7.1 million for the three months ended September 30, 2019. This decrease was primarily driven by lower salary and incentive compensation expenses of $1.2 million, lower travel and entertainment expenses of $0.6 million, lower professional services expenses of $0.3 million, lower marketing expenses of $0.2 million and lower administrative expenses of $0.1 million, primarily resulting from reduced headcount and expenses due to the restructuring in May 2020. These decreases were partially offset by higher contract sales organization expenses of $0.1 million.

General and administrative expenses

The following table summarizes Neos’ general and administrative expenses for the three months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
General and administrative expense	$4,177	$2,850	$1,327	46.6%

General and administrative expenses were $4.1 million for the three months ended September 30, 2020, an increase of $1.3 million, or 46.6%, compared to $2.8 million for the three months ended September 30, 2019. The increase was primarily driven by higher professional service expenses of $1.0 million and higher administrative expenses of $0.3 million.

Interest expense

The following table summarizes interest expense for the three months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Interest expense	$2,005	$1,869	$136	7.3%

The total interest expense was $2.0 million for the three months ended September 30, 2020, an increase of $0.1 million, or 7.3%, compared to $1.9 million for the three months ended September 30, 2019, primarily due to the increase in debt discount amortization resulting from the amendment to the senior secured long-term credit facility with Deerfield and an increase in interest expense from the senior secured short-term line of credit facility with Encina, which Neos entered into in October 2019. The increase was partially offset by the decrease in interest expense resulting from the decrease in outstanding principal under the senior secured long-term credit facility with Deerfield. Interest expense primarily consists of interest on the senior secured long-term credit facility and senior secured short-term line of credit facility for the three months ended September 30, 2020, and interest only on the senior secured long-term credit facility for the three months ended September 30, 2019.

Other income (expense), net

The following table summarizes Neos’ other income (expense) for the three months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Other income (expense), net	$12	$251	$(239)	(95.2)%

Other income, net, was negligible for the three months ended September 30, 2020 and $0.2 million for the three months ended September 30, 2019. The decrease in other income, net was primarily driven by a $0.3 million loss on disposal of assets through abandonment and lower interest income of $0.1 million, offset by $0.2 million change in fair value of derivative liabilities. Other (expense) income, net, mainly consisted of change in fair value of the Deerfield and Encina debt derivatives and interest income for the three months ended September 30, 2020. For the three months ended September 30, 2019, other income, net, consisted of change in fair value of the Deerfield debt derivative and interest income.

Nine months ended September 30, 2020 compared to the nine months ended September 30, 2019

Revenues

The following table summarizes Neos’ revenues for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Net product sales	$40,161	$47,817	$(7,656)	(16.0)%

Net product sales were $40.2 million for the nine months ended September 30, 2020, a decrease of $7.6 million, or 16.0%, compared to $47.8 million for the nine months ended September 30, 2019. Sales from Cotempla XR-ODT decreased $0.4 million to $19.1 million for the nine months ended September 30, 2020, compared to $19.5 million for the nine months ended September 30, 2019. Sales from Adzenys XR-ODT decreased $6.1 million to $16.6 million for the nine months ended September 30, 2020, compared to $22.7 million for the nine months ended September 30, 2019. Sales from Adzenys ER was $0.4 million and $0.6 million for the nine months ended September 30, 2020 and 2019, respectively. Sales from Neos’ generic Tussionex decreased $0.9 million to $4.1 million for the nine months ended September 30, 2020, compared to $5.0 million for the nine months ended September 30, 2019. Neos believes that revenue may have been negatively affected by decreased utilization of Neos’ products as a result of the COVID-19 pandemic. Although the potential impact of the COVID-19 pandemic on Neos’ product revenue is unclear, Neos expects net product sales may continue to be negatively impacted by the COVID-19 pandemic during the fourth quarter and potentially into 2021, depending on its duration.

Cost of goods sold

The following table summarizes Neos’ cost of goods sold for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Cost of goods sold	$17,387	$17,942	$(555)	(3.1)%

Cost of goods sold was $17.4 million for the nine months ended September 30, 2020, a decrease of $0.6 million, or 3.1%, compared to $18.0 million for the nine months ended September 30, 2019. Product cost of goods sold decreased by $2.4 million due primarily to the lower quantity sold, compared to the nine months ended September 30, 2019, offset by a $1.8 million increase in labor and indirect production aggregate costs resulting from an increase in unabsorbed costs related to reduction in quantity produced in Neos’ manufacturing facilities, in part due to the six-week reduction in hours and furlough implemented at Neos’ facilities due to the COVID-19 pandemic. Any decrease in product sales, as a result of the COVID-19 pandemic or otherwise, may result in a reduction in costs associated with the associated unit reduction in unit volume and potentially an increase in unabsorbed costs due to lower production requirements, resulting in a decrease in gross margin.

Research and development expenses

The following table summarizes Neos’ research and development expenses for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Research and development expenses	$4,668	$6,757	$(2,089)	(30.9)%

Research and development expenses were $4.6 million for the nine months ended September 30, 2020, a decrease of $2.1 million, or 30.9%, compared to $6.7 million for the nine months ended September 30, 2019. The decrease was primarily due to a $2.1 million decrease in clinical studies expenses, a $0.3 million decrease in product development expenses and a $0.3 million decrease in salary and incentive compensation expenses, partially offset by $0.5 million in milestone achievement license fees for NT0502, Neos’ product candidate for sialorrhea and a $0.1 million increase in professional services expenses. It is anticipated the research and development expenses may increase as Neos advances its NT0502 product further into clinical development. However, although Neos does not currently expect the COVID-19 pandemic to affect its product development plans, any delay in Neos’ ability to access outsourced development operations and expertise as a result of the pandemic likely would result in a reduction in research and development expenses in future periods.

Selling and marketing expenses

The following table summarizes Neos’ selling and marketing expenses for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Selling and marketing expenses	$17,650	$21,463	$(3,813)	(17.8)%

Selling and marketing expenses were $17.7 million for the nine months ended September 30, 2020, a decrease of $3.8 million, or 17.8%, compared to $21.5 million for the nine months ended September 30, 2019. This decrease was primarily driven by lower travel and entertainment expenses of $1.3 million, lower salary and incentive compensation expenses of $0.7 million, lower marketing expenses of $0.7 million, lower professional services expenses of $0.6 million, lower team events and training expenses of $0.4 million and lower administrative expenses of $0.2 million, primarily resulting from reduced expenses due to the six-week reduction in hours implemented in the wake of the COVID-19 pandemic and also due to the restructuring in May 2020. These decreases were partially offset by higher contract sales organization expenses of $0.1 million.

General and administrative expenses

The following table summarizes Neos’ general and administrative expenses for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
General and administrative expense	$12,135	$10,355	$1,780	17.2%

General and administrative expenses were $12.1 million for the nine months ended September 30, 2020, an increase of $1.7 million, or 17.2%, compared to $10.4 million for the nine months ended September 30, 2019. The increase was primarily driven by higher professional services expenses of $1.2 million, higher salary and incentive compensation expenses of $0.3 million and higher administrative expenses of $0.3 million, partially offset by lower travel and entertainment expenses of $0.1 million.

Interest expense

The following table summarizes interest expense for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Interest expense	$6,131	$5,971	$160	2.7%

The total interest expense was $6.1 million for the nine months ended September 30, 2020, an increase of $0.1 million, or 2.7%, compared to $6.0 million for the nine months ended September 30, 2019, primarily due to the increase in debt discount amortization resulting from the amendment to the senior secured long-term credit facility with Deerfield and an increase in interest expense from the senior secured short-term line of credit facility with Encina, which Neos entered into in October 2019. The increase was partially offset by the decrease in interest expense resulting from the decrease in outstanding principal under the senior secured long-term credit facility with Deerfield. Interest expense primarily consists of interest on the senior secured long-term credit facility and senior secured short-term line of credit facility for the nine months ended September 30, 2020, and interest only on the senior secured long-term credit facility for the nine months ended September 30, 2019.

Other (expense) income, net

The following table summarizes Neos’ other (expense) income for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
	(in thousands)
Other (expense) income, net	$(557)	$1,257	$(1,814)	(144.3)%

Other expense, net, was $0.6 million for the nine months ended September 30, 2020, an increase of $1.8 million, or 144.3%, compared to other income, net of $1.2 million for the nine months ended September 30, 2019. The increase in other expense, net was primarily driven by a $1.1 million change in fair value of Deerfield debt derivative liability, a $0.3 million loss on disposal of assets through abandonment and a $0.4 million decrease in interest income. Other (expense) income, net, mainly consisted of change in fair value of the Deerfield and Encina debt derivatives and interest income for the nine months ended September 30, 2020. For the nine months ended September 30, 2019, other income, net, consisted of change in fair value of the Deerfield debt derivative and interest income.

Liquidity and Capital Resources

Sources of liquidity

From Neos’ reorganization in 2009 until Neos’ initial public offering (“IPO”), Neos financed its operations primarily through private placements of common stock and redeemable convertible preferred stock and bank and other lender financing. Since that time, Neos has financed its operations principally through public offerings of its common stock and borrowings under its lending facilities.

On May 11, 2016, Neos entered into a $60.0 million senior secured credit facility (the “Facility”) with Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P. (collectively, “Deerfield”) as lenders. For additional description of this Facility, see the section entitled “—Loan and Credit facilities” below.

In February 2017, Neos entered into an agreement with Essex Capital Corporation for the sale-leaseback of newly acquired assets of up to $5.0 million to finance Neos’ capital expenditures. Each lease under this master agreement was for an initial term of 36 months and had a bargain purchase option at the end of the respective lease. Under this agreement, Neos entered into leases and sold assets with a total capitalized cost of $0.5 million and $2.7 million at effective interest rates of 14.3% and 14.9% on February 13, 2017 and June 30, 2017, respectively. The Essex leases matured in February 2020 and May 2020 and all lease buy-out liabilities were satisfied.

In February 2017, Neos closed an underwritten public offering of 5,750,000 shares of Neos’ common stock at a public offering price of $5.00 per share, which includes 750,000 shares of Neos’ common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price on February 17, 2017. Deerfield, Neos’ senior lender, participated in the purchase of Neos’ common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions. The net proceeds to Neos from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by Neos were approximately $26.7 million.

On June 30, 2017, Neos closed an underwritten public offering of 4,800,000 shares of Neos’ common stock at a price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. Neos also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of Neos’ common stock which the underwriter exercised in full on July 26, 2017. The net proceeds to Neos from this offering, after deducting offering expenses payable by Neos, were approximately $34.3 million.

The shares of common stock for both the June 2017 and February 2017 offerings were offered pursuant to a shelf registration statement on Form S-3, including a base prospectus, filed by Neos on August 1, 2016, and declared effective by the SEC on August 12, 2016. This shelf registration statement covered the offering, issuance and sale by Neos of up to an aggregate of $125.0 million of Neos’ common stock, preferred stock, debt securities, warrants and/or units (the “2016 Shelf”).

Neos simultaneously entered into a sales agreement with Cowen and Company, LLC, as sales agent, to provide for the offering, issuance and sale by Neos of up to $40.0 million of Neos’ common stock from time to time in “at-the-market” offerings under the Shelf (the “Cowen Sales Agreement”). During the year ended December 31, 2017, Neos sold an aggregate 749,639 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $5.01 per share for gross proceeds of $3.7 million and net proceeds of $3.6 million after paying compensation to the sales agent of $0.1 million. During the year ended December 31, 2018, Neos sold an aggregate 651,525 shares of common stock under the Sales Agreement, at an average sale price of approximately $6.25 per share for gross proceeds of $4.1 million and net proceeds of $3.9 million and paying total compensation to the sales agent and other costs of approximately $0.2 million. On November 5, 2018, Neos supplemented the 2016 Shelf to reduce the size of the Sales Agreement to up to $7,825,113 of Neos’ common stock (inclusive of amounts previously sold thereunder prior to the date hereof), effective on November 5, 2018, which equaled the aggregate gross proceeds of sales of Neos’ common stock under the Sales Agreement as of that date, and sales of Neos’ common stock under the Cowen Sales Agreement were suspended. The Cowen Sales Agreement terminated with the expiration of the 2016 Shelf on August 12, 2019.

On November 8, 2018, Neos closed an underwritten public offering of 19,999,999 shares of Neos’ common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of Neos’ common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to Neos from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by Neos, were approximately $43.4 million. Also, on November 5, 2018, Neos entered into a Second Amendment to the Facility with Deerfield under which Neos used $7.5 million of proceeds of the offering to prepay $7.5 million of principal on the Facility otherwise due on May 11, 2019. Pursuant to the Second Amendment, the schedule of principal repayments under the facility was further modified to allow for the $15.0 million payment otherwise due on May 11, 2020 to be deferred until either May 2021 or May 2022 if certain annual revenue milestones for the years ended December 31, 2019 and December 31, 2020 were achieved. The revenue milestone was not met for the period ending December 31, 2019. Finally, the Second Amendment provides Neos with a right, subject to the terms and conditions of the Facility and certain other limitations, to make interest and principal payments through the issuance of Neos’ common stock, and provides Deerfield with a right, subject to the terms and conditions of the Facility and the amended and restated convertible notes (the “A&R Notes”) issued under the Facility and certain other limitations, to convert principal under the A&R Notes into Neos’ common stock, subject to a floor ranging from 95% to 83% of $10.00 per share.

On March 18, 2019, Neos filed a shelf registration statement covering the offering, issuance and sale by Neos of up to an aggregate of $100.0 million of Neos’ common stock, preferred stock, debt securities, warrants and/or units (the “2019 Shelf”), which was declared effective by the SEC on May 1, 2019. Effective as of August 12, 2019, the 2016 Shelf is no longer available for further primary offerings or sales of Neos’ securities. Neos simultaneously entered into a sales agreement with Cantor Fitzgerald & Co., as sales agent, to provide for the offering, issuance and sale by Neos of up to $30.0 million of Neos’ common stock from time to time in “at-the-market” offerings under the 2019 Shelf (the “Cantor Sales Agreement”).

On October 2, 2019, Neos entered into a senior secured credit agreement with Encina Business Credit, LLC (“Encina”) as agent for the lenders (the “Loan Agreement”). Under the Loan Agreement, Encina will extend up to $25.0 million in secured revolving loans to Neos (the “Revolving Loans”), of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivable. For additional description of this Facility, see the section entitled “—Loan and Credit facilities” below.

On April 18, 2020, Neos entered into a $3.6 million U.S. Small Business Administration Paycheck Protection Program Loan, (the “PPP Loan”) with First Republic Bank (the “PPP Lender”). Neos repaid the full amount of the PPP Loan to the PPP Lender on May 6, 2020.

On May 6, 2020, Neos entered into an agreement with Deerfield to further amend the Facility (the “Fifth Amendment”), under which it deferred $5.0 million of principal (“Deferred Principal”) otherwise due on May 11, 2020. Neos is required to pay the Deferred Principal in eight equal monthly installments which began on September 11, 2020 and ends on April 11, 2021. In total, Neos is required to pay to Deerfield $19.4 million of principal between September 30, 2020 and May 11, 2021. Neos paid in cash the $10.0 million principal payment otherwise due on May 11, 2020. For additional description of this amendment, see the section entitled “—Loan and Credit facilities” below.

Neos’ policy is to invest any cash in excess of its immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, Neos’ cash equivalents and short-term investments are invested in bank deposits, money market funds, financials and corporate debt securities, all of which are currently providing only minimal returns.

As of September 30, 2020, Neos had $12.7 million in cash and cash equivalents. Neos believes that its working capital deficiency and its continued operating losses raise substantial doubt about its ability to continue as a going concern within one year after the date that the accompanying financial statements are issued. Neos will need to raise further capital, through the sale of additional equity or debt securities, to support its future operations, service its debt obligations and to further execute its business plan. Alternatively, Neos may be required to take further measures to reduce its expenses or renegotiate its debt facilities. its operating needs include costs to operate its business, including amounts required to fund working capital and capital expenditures. Neos’ future capital requirements and the adequacy of its available funds will depend on many factors, including its ability to successfully increase sales of its products, as well as market developments.

Neos’ plans that are intended to mitigate the conditions or events that raise substantial doubt about its ability to continue as a going concern are primarily focused on raising additional capital to meet its obligations and execute its business plan or otherwise to reduce its expenses or renegotiate its debt facilities. Neos believes that Neos may have access to capital resources through possible public or private equity offerings, debt financings, or other means; however, Neos may be unable to raise sufficient additional capital when Neos need it or raise capital on favorable terms, if at all. Debt financing may require Neos to pledge certain assets and enter into covenants that could restrict certain business activities or its ability to incur further indebtedness; and may contain other terms that are not favorable to Neos’ stockholders or Neos. If Neos is unable to obtain adequate funds on reasonable terms, Neos may be required to significantly curtail or discontinue operations or seek to obtain funds by entering into financing agreements on unattractive terms. Alternatively, any efforts to reduce Neos’ expenses may adversely impact its ability to sustain revenue-generating activities or otherwise operate its business, and there can be no assurance that Neos will be able to renegotiate its debt facilities on commercially reasonable terms or at all. As a result, there can be no assurance Neos will be successful in implementing its plans to alleviate this substantial doubt about its ability to continue as a going concern.

Cash flows

The following table sets forth the primary sources and uses of cash for the periods indicated:

	Nine months ended September 30,		Increase
	2020	2019	(Decrease)
	(in thousands)
Net cash (used in) provided by:
Net cash used in operating activities	$(7,644)	$(12,019)	$4,375
Net cash provided by (used in) investing activities	7,820	(2,727)	10,547
Net cash used in financing activities	(4,262)	(8,448)	4,186
Net decrease in cash and cash equivalents	$(4,086)	$(23,194)	$19,108

Cash used in operating activities

Net cash used in operating activities during these periods primarily reflected Neos’ net losses, partially offset by changes in working capital and non-cash charges including deferred interest on debt, changes in fair value of earnout, derivative and warrant liabilities, share-based compensation expense, depreciation expense, amortization of patents and other intangible assets and amortization of senior debt fees.

Net cash used in operating activities was $7.6 million and $12.0 million for the nine months ended September 30, 2020 and 2019, respectively. The $4.4 million decrease in net cash used in operating activities was due to the $5.0 million increase in Neos’ net losses, as discussed in “Results of Operations” above, offset by a $1.8 million increase in noncash items and a $7.6 million decrease in cash usage for working capital.

The net decrease in cash usage for working capital changes resulted primarily from a $7.2 million increase in cash provided from accounts receivable primarily due to timing of collections in the first nine months of 2020 and a $3.9 million decrease in cash usage for inventory, partially offset by a $2.9 million increase in cash usage for accounts payable and accrued expenses due to the timing of vendor invoicing and payments and a $0.6 million increase in cash usage for other assets mainly associated with prepaid expenses. The increase in noncash items was principally due to a $1.1 million increase in the fair value change of derivative liabilities and a $0.8 million increase in amortization of senior debt issuance costs and discounts and $0.3 million in loss on disposal of assets through abandonment, partially offset by a $0.3 million decrease in share-based compensation expenses and a $0.1 million decrease in depreciation and amortization of property and equipment.

Cash provided by (used in) investing activities

Net cash provided by (used in) investing activities is generally due to investments of cash in excess of its operating needs as well as purchase of equipment to support its research and development and manufacturing activities.

Net cash provided by investing activities of $7.8 million for the nine months ended September 30, 2020 was primarily from $11.1 million of sales and maturities of short-term investments, partially offset by $3.0 million in purchases of short-term investments and $0.2 million of capital expenditure principally for production equipment.

Net cash used by investing activities of $2.7 million for the nine months ended September 30, 2019 was primarily due to $9.2 million in purchases of short-term investments, partially offset by the $7.3 million of sales and maturities of short-term investments and $0.7 million of capital expenditure principally for production equipment.

Cash used in financing activities

Net cash used in financing activities of $4.3 million for the nine months ended September 30, 2020 was primarily from $10.6 million in principal payment of senior secured long-term debt, $0.8 million in principal payments of finance lease obligations and $0.2 million payment of debt financing costs related to the senior secured short-term line of credit, partially offset by a net $7.3 million draw made on the senior secured short-term line of credit.

Net cash used in financing activities of $8.4 million for the nine months ended September 30, 2019 was primarily due to $7.5 million principal payment of senior secured debt and $0.8 million in principal payments of finance lease obligations.

Loan and Credit facilities

Principal on the Deerfield Facility was initially due in three equal annual installments beginning in May 2019 and continuing through May 2021, with a final payment of principal, interest and all other obligations under the Facility due May 11, 2022. Interest is due quarterly beginning in June 2016, at a rate of 12.95% per year. In connection with the Facility, Neos paid a $1.35 million yield enhancement fee to Deerfield and approximately $0.2 million of legal fees.

Neos had an option, which Neos exercised, to defer payment of each of the first four interest payments, adding such amounts to the outstanding loan principal. The aggregate $6.6 million of first year accrued interest (the “Accrued Interest”) was to be paid in cash on June 1, 2017.

However, on June 1, 2017, Neos entered into an amendment (the “Amendment”) to the Facility to provide a one-year deferral to June 1, 2018, with an option for a second year of deferral to June 1, 2019, at Neos’ election, of payment of the Accrued Interest, provided that Neos met certain sales revenue targets and obtained FDA approval of certain of its product candidates on or before the Prescription Drug User Fee Act (“PDUFA”) goal date. The right to payment of the $6.6 million of accrued interest was memorialized in the form of senior secured convertible notes (the “Convertible Notes”) issued to Deerfield on the Amendment Date. Interest was due quarterly at a rate of 12.95% per year. Deerfield had an option to convert these notes into Neos’ common stock. On October 26, 2017, Deerfield elected to convert the entire $6.6 million of Convertible Notes into shares of Neos’ common stock at a conversion price of $7.08 per share. This resulted in o Neos’ issuance of 929,967 shares of Neos’ common stock to Deerfield on this date and the cancellation of the Convertible Notes.

Per the Amendment, Neos will prepay all of the outstanding obligations under the Facility and the Convertible Notes upon the occurrence of a change in control or a sale of substantially all of Neos’ assets and liabilities. The Amendment increased the staggered prepayment fees for prepayments due upon a change of control or any other prepayment made or required to be made by Neos by 300 basis points from June 1, 2017 through the period ending prior to May 11, 2020 for the change in control prepayment fees and through the period ending prior to May 11, 2022 for any other prepayments, respectively (the “Prepayment Premiums”). Such Prepayment Premiums, as amended, ranged from 12.75% to 2%.

On November 5, 2018, Neos entered into a Second Amendment to the Facility with Deerfield under which Neos used $7.5 million of proceeds of an underwritten public offering of shares of Neos’ common stock, which closed on November 8, 2018, to prepay $7.5 million of principal on the Facility otherwise due on May 11, 2019. Pursuant to the Second Amendment, the schedule of principal repayments under the facility was further modified to allow for the $15.0 million payment otherwise due on May 11, 2020 to be deferred until either May 2021 or May 2022 if certain annual revenue milestones for the years ended December 31, 2019 and December 31, 2020 were achieved. The revenue milestone was not met for the period ending December 31, 2019. Finally, the Second Amendment provides Neos with a right, subject to the terms and conditions of the Facility and certain other limitations, to make interest and principal payments through the issuance of Neos’ common stock, and provides Deerfield with a right, subject to the terms and conditions of the Facility and the amended and restated convertible notes and certain other limitations, to convert outstanding principal under such notes into Neos’ common stock, subject to a floor ranging from of 95% to 83% of $10.00 per share.

On May 6, 2020, Neos and Deerfield entered into an amendment (the “Fifth Amendment”) to the Facility pursuant to which Neos deferred $5.0 million of principal (“Deferred Principal”) otherwise due on May 11, 2020. Neos is required to pay the Deferred Principal in eight equal monthly installments which began on September 11, 2020 and ends on April 11, 2021. Under the Amendment, Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into Neos’ common stock at a conversion price of $1.50 per share. Any monthly payment otherwise due for the Deferred Principal will be deferred to May 11, 2021 for any month in which Neos’ common stock trades above $1.50 for 10 consecutive days. In addition, the Deferred Principal obligation is reduced by principal converted during the previous calendar month. A $250,000 incremental exit fee (the “Additional Exit Payment”) will be due in cash when the Facility is paid in full. Pursuant to the terms of the Facility, as amended, a $10.0 million principal payment was paid in cash on May 11, 2020. The remaining $35.0 million of principal under the Facility is due as follows: $5.0 million in equal monthly installments of $625,000 which began in September 2020 and end in April 2021, $15.0 million on May 11, 2021, $15.0 million on May 11, 2022. In addition, upon the payment in full of the Obligations (whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date), Neos shall pay to Deerfield an additional non-refundable exit fee in the amount of $1,000,239 inclusive of the Additional Exit Payment, which shall be due and payable in cash.

Under the Fifth Amendment, upon the effectiveness thereof, Neos amended and restated the Senior Secured Convertible Notes (as amended and restated, the “Convertible Notes”) to provide for the conversion of up to $10.0 million of the remaining principal due under the facility into Neos’ common stock at a conversion price of $1.50 per share (the “Fixed Price Conversion”). The ability to issue shares upon a Fixed Price Conversion is also subject to customary beneficial ownership caps as described in the Convertible Notes. The Convertible Notes retained the Variable Price Conversion (as defined therein) for any additional conversions, which remain subject to customary beneficial ownership caps and exchange caps as described therein.

Borrowings under the Facility are collateralized by substantially all of Neos’ assets, except the assets under finance lease, and Neos will maintain cash on deposit of not less than $5.0 million. The Facility also contains certain customary nonfinancial covenants, including limitations on Neos’ ability to transfer assets, engage in a change of control, merge or acquire with or into another entity, incur additional indebtedness and distribute assets to shareholders. Upon an event of default, the lender may declare all outstanding obligations accrued under the Facility to be immediately due and payable, and exercise its security interests and other rights. As of September 30, 2020, Neos was in compliance with the covenants under the Facility.

Under the Loan Agreement with Encina, the lenders will extend to Neos up to $25.0 million in Revolving Loans, of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivable. The Revolving Loans bear variable interest through maturity at the one-month London Interbank Offered Rate (“LIBOR”), plus an applicable margin of 4.50%. In addition, Neos is required to pay an unused line fee of 0.50% of the average unused portion of the maximum revolving facility amount during the immediately preceding month. Interest is payable monthly in arrears, upon a prepayment of a loan and on the maturity date. The maturity date under the Loan Agreement is May 11, 2022.

Neos may permanently terminate the Loan Agreement by prepaying all outstanding principal amounts and accrued interest at any time, subject to at least five (5) business days prior notice to the lender and the payment of a prepayment fee equal to (i) 2.0% of the aggregate principal amount prepaid if such prepayment occurs on or before October 2, 2020, (ii) 1.0% of the aggregate principal amount prepaid if such prepayment occurs after October 2, 2020 but on or before October 2, 2021, and (iii) 0.5% of the aggregate principal amount prepaid if such prepayment occurs after October 2, 2021 but before May 11, 2022.

The Loan Agreement contains customary affirmative covenants, negative covenants and events of default, as defined in the Loan Agreement, including covenants and restrictions that, among other things, require Neos to satisfy certain capital expenditure and other financial covenants, and restrict Neos’ ability to incur liens, incur additional indebtedness, engage in mergers and acquisitions or make asset sales without the prior written consent of the Lenders. Failure to comply with these covenants could permit the lenders to declare Neos’ obligations under the Loan Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above. As of September 30, 2020, Neos was in compliance with the covenants under the Loan Agreement.

During the year ended December 31, 2017, Neos entered into an agreement for the sale-leaseback of newly acquired assets with a total capitalized cost of $3.2 million, with bargain purchase option at the end of the lease. The approximate imputed interest rate on these leases was 14.9%. The leases matured in February 2020 and May 2020 and all lease buy-out liabilities were satisfied. In addition, during the year ended December 31, 2019, Neos entered into an equipment lease with a total capitalized cost of $0.4 million, with a bargain purchase option at the end of the lease term.

Capital resources and funding requirements

On March 18, 2019, Neos filed the 2019 Shelf which covers the offering, issuance and sale by Neos of up to an aggregate of $100.0 million of Neos’ common stock, preferred stock, debt securities, warrants and/or units. Neos simultaneously entered the Cantor Sales Agreement with Cantor Fitzgerald & Co., as sales agent, to provide for the offering, issuance and sale by Neos of up to $30.0 million of Neos’ common stock from time to time in “at-the-market” offerings under the 2019 Shelf. The 2019 Shelf was declared effective by the SEC on May 1, 2019.

October 2, 2019, Neos entered into the Loan Agreement with Encina. Under the Loan Agreement, Encina will extend up to $25.0 million in secured Revolving Loans to Neos, of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivable.

Neos may continue to seek private or public equity and debt financing to meet its capital requirements. There can be no assurance that such funds will be available on terms favorable to Neos, if at all. Neos expects to continue to incur operating losses for the foreseeable future as Neos seeks to increase net sales and profitability of Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER and continue the development of its product candidates. There can be no assurance that Neos will ever attain sufficient levels of net sales of its commercial products to achieve profitability or that Neos will be successful in developing and attaining regulatory approval of its development candidates.

Neos believes that working capital deficiency and its continued operating losses raise substantial doubt about its ability to continue as a going concern within one year after the date that the accompanying financial statements are issued. See the section entitled “—Sources of Liquidity” and Note 1 to the Condensed Consolidated Financial Statements appearing in this joint proxy statement/prospectus for a further discussion of its liquidity and the conditions and events that raise substantial doubt regarding its ability to continue as a going concern.

Neos has based its estimate of its future operating requirements on assumptions that may prove to be wrong, resulting in the use of Neos’ available capital resources sooner than Neos currently expects. Because of the numerous risks and uncertainties associated with the development and commercialization of its products and product candidates, Neos is unable to estimate the amount of increased capital required to become profitable. Neos’ future funding requirements will depend on many factors, including:

●	the costs of operating Neos’ sales, marketing and distribution capabilities;

●	the market acceptance of Neos’ products and, if approved, product candidates and related success in commercializing and generating sales from Neos’ products and, if approved, product candidates, that Neos may develop;

●	the costs of Neos’ manufacturing capabilities to support Neos’ commercialization activities, including any costs associated with adding new capabilities;

●	the costs and timing involved in obtaining regulatory approvals for Neos’ new product candidates;

●	the timing and number of product candidates for which Neos obtains regulatory approval;

●	the costs of maintaining, expanding and protecting Neos’ intellectual property portfolio, including potential litigation costs and liabilities;

●	the number and characteristics of new product candidates that Neos pursues;

●	the direct and indirect impact of COVID-19 on Neos’ business and operations, including product sales, expenses, supply chain, manufacturing, research and development costs, clinical trials and employees; and

●	our ability to hire qualified employees at salary levels consistent with Neos’ estimates to support Neos’ growth and development, including additional general and administrative personnel as a result of increased product sales and commercial operations, as well as sales and marketing personnel to commercialize Neos’ approved products.

Accordingly, Neos may need to obtain additional financing in the future which may include public or private debt and equity financings and/or entrance into product and technology collaboration agreements or licenses and asset sales. There can be no assurance that additional capital will be available when needed on acceptable terms, or at all. The issuance of equity securities may result in dilution to stockholders. If Neos raises additional funds through the issuance of debt securities, these securities may have rights, preferences and privileges senior to those of Neos’ common stock and the terms of the debt securities could impose significant restrictions on its operations. If Neos raises additional funds through collaborations and licensing arrangements, weight be required to relinquish significant rights to its technologies or products, or grant licenses on terms that are not favorable to Neos. If adequate funds are not available, Neos may have to scale back its commercial operations or limit its research and development activities, which would have a material adverse impact on its business prospects and results of operations.

Critical Accounting Policies and Significant Judgments and Estimates

Neos’ management’s discussion and analysis of financial condition and results of operations is based on its financial statements, which have been prepared in accordance with GAAP. The preparation of Neos’ financial statements requires Neos to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities at the date of the financial statements, as well as reported revenue and expenses during the reporting periods. On an ongoing basis, Neos evaluates its estimates and judgments. Neos bases its estimates on its historical experience and on various other assumptions that Neos believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Neos’ actual results may differ materially from these estimates under different assumptions or conditions.

While Neos’ significant accounting policies are described in more detail in Note 2 to the notes to Neos’ unaudited interim condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus, Neos believes the following accounting policies to be critical to the judgments and estimates used in the preparation of Neos’ consolidated financial statements.

Revenue recognition

Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which Neos expects to receive in exchange for those goods or services at a point in time. Neos makes estimates of the net sales price, including estimates of variable consideration (e.g., savings offers, prompt payment discounts, product returns, wholesaler fees, wholesaler chargebacks and estimated rebates) to be incurred on the selling price of the respective product sales, and recognize the estimated amount as revenue when control of the product transfers to the customers (e.g., upon delivery). Variable consideration is determined using either an expected value or a most likely amount method. The estimate of variable consideration is also subject to a constraint such that some or all of the estimated amount of variable consideration will only be included in the transaction price to the extent that it is probable that a significant reversal of revenue (in the context of the contract) will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimating variable consideration and the related constraint will require the use of significant management judgment and other market data. Neos provides for prompt payment discounts, wholesaler fees and wholesaler chargebacks based on customer contractual stipulations. Neos analyzes recent product return history and other market data obtained from Neos’ third-party logistics providers (“3PLs”) to determine a reliable return rate. Additionally, Neos analyzes historical savings offers and rebate payments based on patient prescriptions dispensed for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER and information obtained from third party providers to determine these respective variable considerations.

Neos sells its generic Tussionex, Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to a limited number of pharmaceutical wholesalers, all subject to rights of return. Pharmaceutical wholesalers buy drug products directly from manufacturers. Title to the product passes upon delivery to the wholesalers, when the risks and rewards of ownership are assumed by the wholesaler. These wholesalers then resell the product to retail customers such as food, drug and mass merchandisers.

Net product sales

Net product sales represent total gross product sales less gross to net sales adjustments. Gross to net sales adjustments for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER include savings offers, prompt payment discounts, wholesaler fees, estimated wholesaler chargebacks and estimated rebates to be incurred on the selling price of the respective product sales and estimated allowances for product returns.

Gross to net sales adjustments for generic Tussionex include prompt payment discounts, estimated allowances for product returns, wholesaler fees, estimated government rebates and estimated chargebacks to be incurred on the selling price of generic Tussionex related to the respective product sales.

Neos recognizes total gross product sales less gross to net sales adjustment as revenue based on shipments from 3PLs to its wholesaler customers.

Due to estimates and assumptions inherent in determining the amount of returns, rebates and chargebacks, the actual amount of returns, claims for rebates and chargebacks may be different from the estimates, at which time reserves would be adjusted accordingly.

Savings offers for branded products

Neos offers savings programs for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to patients covered under commercial payor plans in which the cost of a prescription to such patients is discounted. The amount of redeemed savings offers is recorded based on information from third-party providers against the estimated discount recorded as accrued expenses. The estimated discount is recorded as a gross to net sales adjustment at the time revenue is recognized.

Prompt payment discounts

Prompt payment discounts are based on standard programs with wholesalers and are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustment at the time revenue is recognized.

Wholesale distribution fees

Wholesale distribution fees are based on definitive contractual agreements for the management of Neos’ products by wholesalers and are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized.

Rebates

Neos’ branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER are subject to commercial managed care and government managed Medicare and Medicaid programs whereby discounts and rebates are provided to participating managed care organizations and federal and/or state governments. Calculations related to rebate accruals of branded products are estimated based on information from third-party providers.

Neos’ generic Tussionex product is subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. Generic Tussionex government rebates are estimated based upon rebate payment data available from sales of Neos’ generic Tussionex product over the past three years.

Estimated rebates are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized. Historical trends of estimated rebates will be continually monitored and may result in future adjustments to such estimates.

Product returns

Wholesalers’ contractual return rights are limited to defective product, product that was shipped in error, product ordered by customer in error, product returned due to overstock, product returned due to dating or product returned due to recall or other changes in regulatory guidelines. The return policy for expired product allows the wholesaler to return such product starting six months prior to expiry date to twelve months post expiry date. Estimated returns are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized.

Neos analyzed recent branded product return data to determine a reliable return rate for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER. Generic Tussionex product returns were estimated based upon return data available from sales of Neos’ generic Tussionex product over the past three years.

Wholesaler chargebacks

Neos’ products are subject to certain programs with wholesalers whereby pricing on products is discounted below wholesaler list price to participating entities. These entities purchase products through wholesalers at the discounted price, and the wholesalers charge the difference between their acquisition cost and the discounted price back to Neos. Estimated chargebacks are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustment at the time revenue is recognized based on information provided by third parties.

Inventories

Inventories are measured at the lower of cost (first in, first out) or net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. Cost elements include material, labor and manufacturing overhead. Inventories consist of raw materials, work in process and finished goods.

Until objective and persuasive evidence exists that regulatory approval has been received and future economic benefit is probable, pre-launch inventories are expensed into research and development. Manufacturing costs for the production of Adzenys XR-ODT incurred after the January 27, 2016 FDA approval date, for the production of Cotempla XR-ODT incurred after June 30, 2017, following the FDA approval date of June 19, 2017, and for the production of Adzenys ER incurred after September 30, 2017, following the FDA approval date of September 15, 2017, are being capitalized into inventory.

Research and development expenses

Research and development expenses include costs incurred in performing research and development activities, personnel related expenses, laboratory and clinical supplies, facilities expenses, overhead expenses, fees for contractual services, including preclinical studies, clinical trials and raw materials. Neos estimates clinical trial expenses based on the services received pursuant to contracts with research institutions and CROs which conduct and manage clinical trials on Neos’ behalf. Neos accrues service fees based on work performed, which relies on estimates of total costs incurred based on milestones achieved, patient enrollment and other events. The majority of Neos’ service providers invoice Neos in arrears, and to the extent that amounts invoiced differ from its estimates of expenses incurred, Neos accrues for additional costs. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and cash flows. To date, Neos has not experienced any events requiring Neos to make material adjustments to Neos’ accruals for service fees. If Neos does not identify costs that it incurred or if Neos underestimates or overestimates the level of services performed, its actual expenses could differ from its estimates which could materially affect Neos’ results of operations. Adjustments to Neos’ accruals are recorded as changes in estimates become evident. In addition to accruing for expenses incurred, Neos may also record payments made to service providers as prepaid expenses that Neos will recognize as expense in future periods as services are rendered.

Share-based compensation expense

Share-based compensation awards, including grants of stock options and restricted stock and modifications to existing stock options, are recognized in the statement of operations based on their fair values. Compensation expense related to stock-based awards is recognized on a straight-line basis, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. The fair value of Neos’ share-based awards to employees and directors is estimated using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends.

Under recent guidance for accounting for share-based payments, Neos has elected to continue estimating forfeitures at the time of grant and, if necessary, revise the estimate in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the actual expense recognized over the vesting period will only be for those options that vest.

Neos calculated the fair value of share-based compensation awards using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including stock price volatility and the expected life of stock options. The application of this valuation model involves assumptions that are highly subjective, judgmental and sensitive in the determination of compensation cost. Neos has not paid and do not anticipate paying cash dividends. Therefore, the expected dividend rate is assumed to be 0%. Historically, the expected stock price volatility for stock option awards was based on a blended volatility rate of prior studies of historical volatility from a representative peer group of comparable companies’ selected using publicly-available industry and market capitalization data and Neos’ stock price volatility. As of January 1, 2020, Neos uses its stock price volatility in the valuation model. The risk-free rate was based on the U.S. Treasury yield curve in effect commensurate with the expected life assumption. The average expected life of stock options was determined according to the “simplified method” as described in SAB Topic 110, which is the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate was determined by reference to implied yields available from U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant. Neos estimates forfeitures based on its historical analysis of actual stock option forfeitures. Neos estimates the fair value of all stock option awards on the grant date by applying the Black-Scholes option pricing valuation model. Given the absence of an active market for Neos’ common stock prior to Neos’ IPO, Neos Board was required to estimate the fair value of Neos’ common stock at the time of each option grant primarily based upon valuations performed by a third-party valuation firm. After the closing of Neos’ IPO, Neos Board has determined the fair value of each share of underlying common stock based on the closing price of Neos’ common stock as reported by Nasdaq Global on the date of grant.

There is a high degree of subjectivity involved when using option-pricing models to estimate share-based compensation. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee stock-based awards is determined using an option-pricing model, such a model value may not be indicative of the fair value that would be observed in a market transaction between a willing buyer and willing seller. If factors change and Neos employs different assumptions when valuing its options, the compensation expense that Neos records in the future may differ significantly from what Neos has historically reported.

Derivative liabilities

Neos evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in its financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability and the change in fair value is recorded in other income (expense) in the consolidated results of operations. In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

When Neos has determined that the embedded conversion options should not be bifurcated from their host instruments, Neos records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption and recorded in interest expense in the consolidated financial statements.

Intangible assets

Intangible assets subject to amortization, which principally include Neos’ proprietary modified-release drug delivery technology, the costs to acquire the rights to Tussionex ANDA and patents, are recorded at cost and are amortized over the estimated lives of the assets, which primarily range from 10 to 20 years.

Off-Balance Sheet Arrangements

Neos did not have during the periods presented, and Neos does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, including any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

See Note 2 to the notes to Neos’ unaudited interim condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus for further discussion of recent accounting pronouncements.

Jobs Act

In April 2012, the Jumpstart Our Business Startups Act (the “JOBS Act”), was enacted in the United States. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Neos has irrevocably elected not to avail itself of this extended transition period and, as a result, Neos will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Results of Operations for the Year Ended December 31, 2019 Compared to Year Ended December 31, 2018 (dollars in thousands)

Revenues

The following table summarizes Neos’ revenues for the year ended December 31, 2019 and 2018:

	Year Ended December 31,		Increase	% Increase
	2019	2018	(Decrease)	(Decrease)
	(in thousands)
Net product sales	$64,649	$49,988	$14,661	29.3%

Total product revenues were $64.6 million for the year ended December 31, 2019, an increase of $14.6 million, or 29.3%, from $50.0 million for the year ended December 31, 2018. Sales from Cotempla XR-ODT increased $6.6 million to $25.6 million for the year ended December 31, 2019, compared to $19.0 million for the year ended December 31, 2018. Sales from Adzenys XR-ODT increased $4.6 million to $31.2 million for the year ended December 31, 2019, compared to $26.6 million for the year ended December 31, 2018. Sales from Neos’ generic Tussionex increased $2.6 million to $7.0 million for the year ended December 31, 2019, compared to $4.4 million for the year ended December 31, 2018. Sales from Adzenys ER, which launched on February 26, 2018, were $0.8 for the year ended December 31, 2019 and were negligible for the year ended December 31, 2018.

Cost of goods sold

The following table summarizes Neos’ cost of goods sold for the year ended December 31, 2019 and 2018:

	Year Ended December 31,		Increase	% Increase
	2019	2018	(Decrease)	(Decrease)
	(in thousands)
Cost of goods sold	$25,123	$26,928	$(1,805)	(6.7)%

Total cost of goods sold was $25.1 million for the year ended December 31, 2019, a decrease of $1.8 million, or 6.7%, from the $26.9 million for the year ended December 31, 2018. This decrease was primarily due to a $3.9 million decrease in product cost of goods sold resulting from improved manufacturing yields from Neos’ branded products. This decrease was partially offset by a $2.1 million increase in labor and indirect production aggregate costs. The lower cost of goods sold, coupled with higher net product sales in 2019, increased Neos’ gross profit by 15% for the year ended December 31, 2019, compared to the same period in 2018.

Research and development expenses

The following table summarizes Neos’ research and development expenses for the year ended December 31, 2019 and 2018:

	Year Ended December 31,		Increase	% Increase
	2019	2018	(Decrease)	(Decrease)
	(in thousands)
Research and development expenses	$8,582	$8,508	$74	0.9%

Total research and development expenses were $8.6 million for the year ended December 31, 2019, an increases of $0.1 million, or 0.9%, compared to $8.5 million for the year ended December 31, 2018.

Selling and marketing expenses

The following table summarizes Neos’ selling and marketing expenses for the year ended December 31, 2019 and 2018:

	Year Ended December 31,		Increase	% Increase
	2019	2018	(Decrease)	(Decrease)
	(in thousands)
Selling and marketing expenses	$28,122	$44,133	$(16,011)	(36.3)%

Total selling and marketing expenses were $28.1 million for the year ended December 31, 2019, a decrease of $16.0 million, or 36.3%, from $44.1 million for the year ended December 31, 2018. This decrease was primarily driven by lower contract sales organization expenses of $8.0 million due to the internalization of Neos’ sales force in April 2018, lower salary and incentive compensation expenses of $4.4 million, lower marketing expenses of $2.6 million, lower professional services expenses of $1.8 million, lower advertising expenses of $0.6 million and lower travel and entertainment expenses of $0.8 million, all primarily resulting from Neos’ reorganization in January 2019. These decreases were partially offset by higher administrative expenses of $2.4 million associated with the full-year cost of operating Neos’ internal sales team.

General and administrative expenses

The following table summarizes Neos’ general and administrative expenses for the year ended December 31, 2019 and 2018:

	Year Ended December 31,		Increase	% Increase
	2019	2018	(Decrease)	(Decrease)
	(in thousands)
General and administrative expense	$13,237	$13,915	$(678)	(4.9)%

Total general and administrative expenses were $13.2 million for the year ended December 31, 2019, a decrease of $0.7 million, or 4.9%, from the $13.9 million for the year ended December 31, 2018. The decrease was primarily driven by lower professional services expenses of $1.0 million and lower administrative expenses of $0.6 million. These decreases were partially offset by higher salary and incentive compensation expenses of $1.1 million.

Interest expense

The following table summarizes interest expense for the year ended December 31, 2019 and 2018:

	Year Ended December 31,		Increase	% Increase
	2019	2018	(Decrease)	(Decrease)
	(in thousands)
Interest expense	$8,009	$8,974	$(965)	(10.8)%

Total interest expense was $8.0 million for the year ended December 31, 2019, a decrease of $1.0 million or 10.8%, from the $9.0 million for the year ended December 31, 2018, primarily due to the decrease in outstanding principal under the senior secured long-term credit facility with Deerfield. The decrease was partially offset by an increase in interest expense under the senior secured short-term line of credit with Encina that Neos entered into on October 2, 2019. Interest expenses primarily consists of interest on the senior secured long-term credit facility and senior secured short-term line of credit facility for the year ended December 31, 2019, and interest on the senior secured long-term credit facility for the year ended December 31, 2018.

Other income, net

The following table summarizes Neos’ other income for the year ended December 31, 2019 and 2018:

	Year Ended December 31,		Increase	% Increase
	2019	2018	(Decrease)	(Decrease)
	(in thousands)
Other income, net	$1,533	$795	$738	92.8%

Total other income, net was $1.5 million for the year ended December 31, 2019, an increase of $0.7 million, or 92.8%, from the $0.8 million for the year ended December 31, 2018. Other income, net mainly consisted of change in fair value of the Deerfield and Encina debt derivatives and interest income for the years ended December 31, 2019, and change in fair value of the Deerfield debt derivative and interest income for the years ended December 31, 2018.

SPECIAL MEETING OF STOCKHOLDERS OF AYTU

Aytu is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Aytu special meeting of stockholders (or any adjournment or postponement thereof) that Aytu has called to consider and vote on (i) a proposal to approve the merger consideration, (ii) a proposal to approve the Aytu name change and (iii) a proposal to approve the adjournment from time to time of the Aytu special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the Common Stock Issuance.

Date, Time and Location

Together with this joint proxy statement/prospectus, Aytu is also sending Aytu stockholders a notice of the Aytu special meeting and a form of proxy card that is solicited by the Aytu Board for use at the Aytu special meeting to be held virtually on [●], 2021, at 10:00 a.m., Mountain Time at www.virtualshareholdermeeting.com/AYTU2021. If you plan to participate in the special meeting, you will need to pre-register by 10:00 AM, Eastern Time, on [●], 2021. To pre-register for the meeting, please follow the instructions provided in the section entitled “The Special Meeting of Stockholders of Aytu – Voting of Shares.” Please note that you will not be able to attend the special meeting in person. Stockholders may only participate online and must pre-register.

Only stockholders of Aytu as of the record date, [●], their authorized representatives and guests of Aytu may attend the special meeting. A form of government-issued photograph identification will be required to enter the meeting.

If you are a registered stockholder (your shares are held in your name in an account with Aytu’s transfer agent) and plan to attend the meeting, you should bring the top portion of the proxy card, which will serve as your admission ticket.

If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting if you bring a brokerage statement or other satisfactory evidence of your beneficial ownership. Because a beneficial owner is not the stockholder of record, you may not vote these shares online at the meeting unless you obtain a “legal proxy” from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting.

Purpose

At the Aytu special meeting, Aytu stockholders will be asked to consider and vote on the following proposals:

●	to approve the merger consideration;

●	to approve the Aytu name change proposal; and

●	to approve the Aytu adjournment proposal.

Under Aytu’s by-laws, the business to be conducted at the Aytu special meeting will be limited to the proposals set forth in the notice to Aytu stockholders provided with this joint proxy statement/prospectus.

Recommendation of the Aytu Board

For the reasons set forth in this joint proxy statement/prospectus, the Aytu Board determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger and the Common Stock Issuance, are advisable, fair to and in the best interests of Aytu and its stockholders. The Aytu Board recommends that Aytu stockholders vote “FOR” the merger consideration, including the Common Stock Issuance. The Aytu Board further recommends that Aytu stockholders vote “FOR” the Aytu name change proposal. The Aytu Board further recommends that Aytu stockholders vote “FOR” the Aytu adjournment proposal. See the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Aytu’s Reasons for the Merger; Recommendation of the Aytu Board that Aytu Stockholders Approve the Common Stock Issuance” for a more detailed discussion of the recommendation of the Aytu Board that Aytu stockholders approve the merger consideration, including the Common Stock Issuance.

Aytu Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Aytu Board has fixed the close of business on [●], as the record date for the determination of the Aytu stockholders entitled to vote at the Aytu special meeting or any adjournment or postponement of the Aytu special meeting. Only Aytu stockholders of record at the record date are entitled to receive notice of, and to vote at, the Aytu special meeting or any adjournment or postponement thereof. As of the close of business on [●], there were [●] shares of Aytu common stock outstanding and entitled to vote at the Aytu special meeting, held by approximately [●] holders of record.

Quorum

The presence at the Aytu special meeting, virtually or by proxy, of the holders of a majority of the outstanding shares of Aytu stock at the record date (the close of business on [●]) and entitled to vote will constitute a quorum. Elections to abstain from voting will be deemed present at the Aytu special meeting for the purpose of determining the presence of a quorum. Broker non-votes will be counted for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the merger consideration, including the Common Stock Issuance, to be taken at the Aytu special meeting. Failure of a quorum to be present at the Aytu special meeting will necessitate an adjournment of the meeting and will subject Aytu to additional expense.

Required Vote

The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu stock entitled to vote at a duly called and held meeting of Aytu’s stockholders at which a quorum is present is required to approve the merger consideration, including the Common Stock Issuance. Aytu cannot complete the merger unless its stockholders approve the merger consideration, including the Common Stock Issuance. An Aytu stockholder’s abstention from voting on the merger consideration, including the Common Stock Issuance, will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the Common Stock Issuance proposal because these failures to vote are not considered “votes cast.”

Approval of the Aytu name change proposal requires the affirmative vote of a majority of the votes of the issued and outstanding shares of Aytu’s common stock. For purposes of the Aytu name change proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, an Aytu stockholder’s abstention from voting on the Aytu name change proposal will have the same effect as a vote “AGAINST” the approval of this proposal. The approval of the Aytu name change proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Aytu name change proposal.

Approval of the Aytu adjournment proposal requires the affirmative vote of a majority of the votes properly cast at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote if a quorum is present or the affirmative vote of a majority of the votes present at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote if a quorum is not present. For purposes of the Aytu adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, an Aytu stockholder’s abstention from voting on the Aytu adjournment proposal will have the same effect as a vote “AGAINST” the approval of this proposal. The approval of the Aytu adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Aytu adjournment proposal.

Stock Ownership of and Voting by Aytu Directors and Executive Officers

As of [●], Aytu’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate [●] shares of Aytu stock at the Aytu special meeting, which represents approximately [●]% of the shares of Aytu stock entitled to vote at the Aytu special meeting. Each of Aytu’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Aytu stock “FOR” the merger consideration, including the Common Stock Issuance, “FOR” the Aytu name change proposal and “FOR” the Aytu adjournment proposal, although none of Aytu’s directors or executive officers has entered into any agreement requiring them to do so.

Voting of Shares

Proxies are solicited to give all holders of record of Aytu stock who are entitled to vote on the matters that come before the Aytu special meeting the opportunity to do so whether or not they attend the Aytu special meeting virtually. If you are a registered holder of shares of Aytu common stock, you can vote your shares by proxy in one of the following manners:

(i)	via the Internet at www.proxyvote.com;

(ii)	by telephone at (800) 690-6903;

(iii)	by mail, if you received a paper copy of the proxy materials; or

(iv)	by pre-registering to participate in the virtual special meeting and vote online.

In order to vote via the Internet or via telephone, have the proxy card in hand and either call the number or go to the website and follow the instructions. If you vote via the Internet or by telephone, please do not return a signed proxy card.

If you received a paper copy of the joint proxy statement/prospectus and choose to vote by mail, specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card enclosed with the joint proxy statement/prospectus, date and sign it, and mail it in the postage-paid envelope.

The special meeting will be held virtually via www.virtualshareholdermeeting.com/AYTU2021. Please note that you will not be able to attend the Aytu special meeting in person. Stockholders may only participate online and must pre-register. In order to attend the virtual-only meeting, you will need to pre-register by 10:00 AM, Eastern Time on [●], 2021. If you are a stockholder of record, you may vote your shares virtually at the Aytu special meeting. To pre-register for the Aytu special meeting, please follow these instructions:

●	If your shares are registered in your name with Aytu’s transfer agent and you wish to attend the Aytu special meeting, please go to www.virtualshareholdermeeting.com/AYTU2021, enter the control number you received on your proxy card to access the voting page, then click on the “[●]” link at the top of the page.

●	If you do not have your proxy card, you may pre-register to attend the Aytu special meeting by emailing your proof of ownership of shares of Aytu capital stock as of [●], 2021 to [●].com. After pre-registering, and upon verification of your ownership, you will receive a confirmation email prior to the Aytu special meeting with instructions for attending the Aytu special meeting online.

●	If your shares are not registered in your name with Aytu’s transfer agent, but you are a beneficial owner and your shares are held by a broker, bank, financial institution or other nominee of record in “street name” as of [●], 2021, you may pre-register to attend the Aytu special meeting by emailing [●].com and attaching evidence that you beneficially owned shares of Aytu capital stock as of [●], 2021, which evidence may consist of a copy of the Voting Instruction Form (or Notice) provided by your broker, bank, financial institution or other nominee of record, an account statement, or a letter or legal proxy from such custodian. After pre-registering, and upon verification of your ownership, you will receive a confirmation email prior to the Aytu special meeting with instructions for attending the Aytu special meeting online.]

If you hold your Aytu capital stock in “street name,” you must obtain the appropriate documents from your broker, bank, or other nominee holder of record, giving you the right to vote the shares at the Aytu special meeting. For beneficial owners of shares of Aytu capital stock held in “street name,” in addition to providing identification as outlined for record holders above, you will need a legal proxy from your broker or a recent brokerage statement or letter from your broker reflecting your stock ownership as of the record date. Please note, however, that unless you have a legal proxy from your bank, broker or other nominee, you will not be able to vote any shares held in street name virtually at Aytu special meeting. Please note that even if you plan to attend the Aytu special meeting online, Aytu recommends that you vote using the enclosed Aytu proxy card in advance, to ensure that your shares will be represented. If you wish to vote at the special meeting, you can participate in the virtual special meeting and vote your shares using the on-screen instructions provided by the host.

Brokerage firms and other intermediaries holding shares of Aytu’s common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on “discretionary” matters, including the approval the Aytu name change proposal and approval of the Aytu adjournment proposal. Your broker will not have discretion to vote on the merger consideration, which is a “non-discretionary” matter, absent direction from you.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Aytu special meeting virtually, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares of Aytu common stock may be represented and voted at the Aytu special meeting. If your shares of Aytu common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

If you are a stockholder of record, you can revoke your proxy at any time before it is voted at the meeting by taking one of the following three actions:

●	filing a written notice of revocation bearing a later date than the proxy with Aytu’s Corporate Secretary either before or at the Aytu special meeting at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112;

●	duly executing a later-dated proxy relating to the same shares and delivering it to Aytu’s Corporate Secretary either before or at the Aytu special meeting and before the taking of the vote, at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112;

●	attending the Aytu special meeting (or, if the Aytu special meeting is adjourned or postponed, attending the adjourned or postponed meeting) virtually and voting online, which automatically will cancel any proxy previously given, but your attendance at the Aytu special meeting alone will not revoke any proxy previously given; or

●	if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on www.virtualshareholdermeeting.com/AYTU2021 (your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote virtually at the special meeting if you obtain a legal proxy.

All shares that have been properly voted and not revoked will be voted at the special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of shares of Aytu stock in connection with the solicitation of proxies by the Aytu Board to be voted at the Aytu special meeting and at any adjournments or postponements of the Aytu special meeting. Aytu will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the Aytu special meeting. Aytu has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed approximately $33,000 in total.

In addition to solicitation by mail, directors, officers and employees of Aytu or its subsidiaries may solicit proxies from stockholders by telephone, facsimile, email, personal interview or other means. Directors, officers and employees of Aytu will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Householding

The SEC has adopted rules that permit companies to deliver a single copy of proxy materials to multiple stockholders sharing an address unless a company has received contrary instructions from one or more of the stockholders at that address. Upon request, Aytu will promptly deliver a separate copy of proxy materials to one or more stockholders at a shared address to which a single copy of proxy materials was delivered. Stockholders may request a separate copy of proxy materials by contacting Aytu either by calling (720) 437-6580 or by mailing a request to 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112. Stockholders at a shared address who receive multiple copies of proxy materials may request to receive a single copy of proxy materials in the future in the same manner as described above.

If you are a beneficial owner (your shares are held in the name of a bank, broker or other holder of record), the bank, broker or other holder of record may deliver only one copy of the joint proxy statement/prospectus to stockholders who have the same address unless the bank, broker or other holder of record has received contrary instructions from one or more of the stockholders. Beneficial owners sharing an address who are currently receiving multiple copies of the joint proxy statement/prospectus and wish to receive a single copy in the future, should contact their bank, broker or other holder of record to request that only a single copy be delivered to all stockholders at the shared address in the future.

Adjournment

Aytu stockholders are being asked to approve a proposal that will give the Aytu Board authority to adjourn from time to time the Aytu special meeting for the purpose of soliciting additional proxies in favor of the approval of the various matters being submitted to stockholders in the special meeting if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve one or more of those matters. If the Aytu adjournment proposal is approved, the Aytu special meeting could be adjourned to any date. In addition, the Aytu Board, with or without stockholder approval, could postpone the Aytu special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Aytu special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate a choice on the Aytu adjournment proposal, your shares will be voted in favor of the Aytu adjournment proposal.

Other Information

The matters to be considered at the Aytu special meeting are of great importance to the stockholders of Aytu. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Aytu special meeting, please contact David Green, Aytu’s Chief Financial Officer, at (720) 437-6580.

SPECIAL MEETING OF STOCKHOLDERS OF NEOS

Neos is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Neos special meeting (or any adjournment or postponement thereof) that Neos has called to consider and vote on (i) the merger proposal, (ii) the reverse stock split proposal and (iii) the Neos adjournment proposal.

Date, Time and Location

Together with this joint proxy statement/prospectus, Neos is also sending Neos stockholders a notice of the Neos special meeting and a form of proxy card that is solicited by the Neos Board for use at the Neos special meeting to be held virtually on [●], 2021, at 10:00 a.m., Eastern Time at www.virtualshareholdermeeting.com/NEOS2021SM. Please note that you will not be able to attend the Neos special meeting in person. The Neos special meeting will begin online promptly at 10:00 a.m., Eastern Time. We encourage you to allow reasonable time for online check-in, which begins at 9:45 a.m., Eastern Time.

Purpose

At the Neos special meeting, Neos stockholders will be asked to consider and vote on the following proposals:

●	to approve the merger proposal;

●	to approve the reverse stock split proposal; and

●	to approve the Neos adjournment proposal.

Recommendation of the Neos Board

The Neos Board (1) approved the execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the merger, (2) deemed it fair to, advisable and in the best interests of the Neos and its stockholders to enter into the Merger Agreement, (3) directed that the Merger Agreement be submitted to Neos stockholders for adoption and (4) resolved to recommend that Neos stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the merger. The Neos Board recommends that Neos stockholders vote “FOR” the merger proposal. For the factors considered by the Neos Board in reaching this decision, see the section entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Neos’ Reasons for the Merger; Recommendation of the Neos Board that Neos Stockholders Approve the Merger Proposal.”

Separately, the Neos Board has deemed it advisable and in the best interests of Neos and its stockholders to amend Neos’ certificate of incorporation to effect a reverse stock split at a ratio within the range of 1-for-2 to 1-for-20, if the merger proposal is not approved by the Neos stockholders, the Common Stock Issuance is not approved by the Aytu stockholders or if the merger is not completed for any other reason, in an effort to regain compliance with the applicable continued listing standards of Nasdaq. The Neos Board recommends that Neos stockholders vote “FOR” the reverse stock split proposal. See the section entitled “Neos Proposal II: Approval of the Reverse Stock Split.”

The Neos Board recommends that Neos stockholders vote “FOR” the Neos adjournment proposal. See the section entitled “Neos Proposal III: Adjournment of the Neos Special Meeting.”

Neos Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Neos Board has fixed the close of business on [●], as the record date for the determination of the Neos stockholders entitled to notice of and to vote at the Neos special meeting or any adjournment or postponement of the Neos special meeting. Only Neos stockholders of record at the record date are entitled to receive notice of, and to vote at, the Neos special meeting or any adjournment or postponement of the Neos special meeting. As of the close of business on [●], there were [●] shares of Neos common stock outstanding and entitled to vote at the Neos special meeting, held by approximately [●] holders of record. Each holder of shares of Neos common stock is entitled to one vote for each share of Neos common stock owned at the record date. In addition, the Neos stockholders list will be available for inspection during the Neos special meeting at www.virtualshareholdermeeting.com/NEOS2021SM.

Quorum

The presence at the Neos special meeting, virtually or by proxy, of the holders of a majority of the outstanding shares of Neos common stock at the record date (the close of business on [●]) and entitled to vote will constitute a quorum. The inspector of election appointed for the Neos special meeting will determine whether a quorum is present. Shares of Neos common stock whose holder’s elect to abstain from voting will be deemed present at the Neos special meeting for the purpose of determining the presence of a quorum. Broker non-votes will not be counted for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the merger proposal and/or the reverse stock split proposal to be taken at the Neos special meeting. If less than a quorum is present at the Neos special meeting, the holders of voting stock representing a majority of the voting power present at the Neos special meeting or the presiding officer may adjourn the Neos special meeting from time to time.

If a quorum is not present, the only business that can be transacted at the Neos special meeting is the adjournment or postponement of the meeting to another date or time.

Required Vote

Pursuant to Delaware law, to approve the merger proposal, the affirmative vote of the holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon is required. Because the merger proposal (i) requires the affirmative vote of the holders of a majority of the outstanding shares of Neos common stock entitled to vote thereon and (ii) is considered a “non-discretionary” matter, a Neos stockholder’s abstention from voting, the failure of a Neos stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Neos stockholder to vote will have the same effect as a vote “AGAINST” the merger proposal.

Assuming a quorum is present, approval of the reverse stock split proposal requires the affirmative vote of a majority of the outstanding shares of Neos common stock entitled to vote thereon. Accordingly, a Neos stockholder’s abstention from voting on the reverse stock split proposal will have the same effect as a vote “against” the approval of this proposal. This proposal is considered a discretionary matter. Therefore, a broker may vote shares of Neos common stock held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

Assuming a quorum is present, approval of the Neos adjournment proposal requires the affirmative vote of a majority of the votes properly cast at the Neos special meeting by holders of shares of Neos common stock. For purposes of the Neos adjournment proposal, “votes properly cast” on the proposal consist of votes “for” or “against” the proposal. Accordingly, a Neos stockholder’s abstention from voting on the Neos adjournment proposal will no effect on the approval of the proposal. This proposal is considered a “discretionary matter.” Therefore, a broker may vote shares of Neos common stock held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

The vote to approve the Neos adjournment proposal is a vote separate and apart from the vote to approve the merger proposal. Neos does not intend to call a vote on the Neos adjournment proposal if the merger proposal is approved at the Neos special meeting.

Stock Ownership of and Voting by Neos Directors and Executive Officers

At the close of business on [●], Neos’ directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate [●] shares of Neos common stock at the Neos special meeting, which represents approximately [●]% of the shares of Neos common stock entitled to vote at the Neos special meeting.

Each of Neos’ directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Neos common stock “FOR” the merger proposal and “FOR” the Neos adjournment proposal.

Voting of Shares

Proxies are solicited to give all holders of record of Neos common stock who are entitled to vote on the matters that come before the Neos special meeting the opportunity to do so whether or not they attend the Neos special meeting virtually. If you are a registered holder of shares of Neos common stock, you can vote your shares in one of the following manners:

(i)	through the Internet by logging onto the website specified on your proxy card and following the prompts using the control number located on the proxy card;

(ii)	by calling using the toll-free telephone number listed on your proxy card;

(iii)	by completing, signing, dating and returning your proxy card in the postage-paid return envelope provided; or

(iv)	by attending the virtual special meeting and voting online at www.virtualshareholdermeeting.com/NEOS2021SM on [●], 2021, at 10:00 a.m., Eastern Time. We encourage you to allow reasonable time for online check-in, which begins at 9:45 a.m., Eastern Time.

In order to vote via the Internet or via telephone, have the proxy card in hand and either call the number or go to the website and follow the instructions. If you vote via the Internet or by telephone, please do not return a signed proxy card.

If you received a paper copy of the joint proxy statement/prospectus and choose to vote by mail, specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card enclosed with the joint proxy statement/prospectus, date and sign it, and mail it in the postage-paid envelope.

If you hold your Neos capital stock in “street name,” you must obtain the appropriate documents, including a legal proxy, from your broker, bank, or other nominee holder of record, giving you the right to vote the shares at the Neos special meeting. Please note, however, that unless you have a legal proxy from your bank, broker or other nominee, you will not be able to vote any shares held in street name virtually at Neos special meeting. Please note that even if you plan to attend the Neos special meeting online, Neos recommends that you vote using the enclosed Neos proxy card in advance, to ensure that your shares will be represented. If you wish to vote at the special meeting, you can participate in the virtual special meeting and vote your shares using the on-screen instructions provided by the host.

Brokerage firms and other intermediaries holding shares of Neos’ common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on “discretionary” matters, including the approval of the reverse stock split proposal. Your broker will not have discretion to vote on the merger proposal, which are “non-discretionary” matters, absent direction from you.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Neos special meeting virtually, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares of Neos common stock may be represented and voted at the Neos special meeting. If your shares of Neos common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before the closing of the polls at the Neos special meeting. If you are a Neos stockholder of record at the record date (the close of business on [●], 2021), you can revoke your proxy or change your vote by:

●	filing a written notice of revocation bearing a later date than the proxy with Neos’ Corporate Secretary at Neos’ principal executive offices, located at 2940 N. Highway 360, Grand Prairie, TX 75050. Your notice must be received by Neos’ Corporate Secretary before [●];

●	duly executing a later-dated proxy relating to the same shares and delivering it to Neos’ Corporate Secretary at Neos’ principal executive offices, located at 2940 N. Highway 360, Grand Prairie, TX 75050. Your new proxy card must be received by Neos’ Corporate Secretary before [●];

●	attending the Neos special meeting (or, if the Neos special meeting is adjourned or postponed, attending the adjourned or postponed meeting) virtually and voting online, which automatically will cancel any proxy previously given, although your attendance at the Neos special meeting will not in and of itself constitute a revocation of a proxy; or

●	if you voted by telephone or via the Internet, voting again by the same means prior to 11:59 p.m. Eastern Time on [●], 2021 (your latest telephone or internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote at the Neos special meeting virtually.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of shares of Neos common stock in connection with the solicitation of proxies by the Neos Board to be voted at the Neos special meeting and at any adjournments or postponements thereof. Neos will bear all costs and expenses in connection with the solicitation of proxies for the Neos special meeting, including the costs of filing, printing and mailing this joint proxy statement/prospectus. Neos has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Neos special meeting and provide related advice and informational support for a total cost to Neos of approximately $12,500 plus the reimbursement of reasonable and customary expenses. Neos also agreed to indemnify MacKenzie Partners, Inc. against certain losses, damages and expenses.

In addition to solicitation of proxies for the Neos special meeting by mail, directors, officers and employees of Neos or its subsidiaries may solicit proxies from Neos stockholders by telephone, facsimile, email, personal interview or other means. Directors, officers and employees of Neos will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation of proxies for the Neos special meeting. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses. Neos will pay the costs associated with the Neos special meeting and solicitation of proxies for the Neos special meeting, including the costs of mailing the proxy materials.

Householding

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are stockholders of Neos will be “householding” the Neos’ proxy materials. A single set of Neos’ proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate set of the proxy materials, please notify your broker or direct a written request to the Corporate Secretary at 2940 N. Highway 360, Grand Prairie, Texas 75050. Neos undertakes to deliver promptly, upon any such oral or written request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of these documents was delivered. Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request “householding” of their communications should contact their broker, bank or other nominee, or contact Neos at the above address or phone number.

Adjournment

Neos stockholders are being asked to approve a proposal that will give the Neos Board authority to adjourn or postpone the Neos special meeting one or more times for the purpose of soliciting additional proxies in favor of the merger proposal and/or the reverse stock split proposal if there are not sufficient votes to approve such proposals at the time of the Neos special meeting. If the Neos adjournment proposal is approved, the Neos special meeting could be adjourned or postponed to any date. In addition, the presiding officer or the Neos Board, with or without stockholder approval, could adjourn or postpone the Neos special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Neos special meeting is adjourned or postponed for the purpose of soliciting additional proxies, Neos stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate a choice on the Neos adjournment proposal, your shares of Neos common stock will be voted in favor of the Neos adjournment proposal.

What to Do if You Have Technical Difficulties or Trouble Accessing the Virtual Meeting Website

Technicians will be ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website log-in page at www.virtualshareholdermeeting.com/NEOS2021SM.

Other Information

The matters to be considered at the Neos special meeting are of great importance to the stockholders of Neos. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed Neos proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Neos proxy card.

Assistance

If you need assistance in completing your Neos proxy card or have questions regarding the Neos special meeting, please contact MacKenzie Partners, Inc., by telephone at (800) 322-2885.

NEOS PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND AYTU PROPOSAL I:
APPROVAL OF THE MERGER CONSIDERATION

General

This joint proxy statement/prospectus is being provided to holders of shares of Neos common stock in connection with the solicitation of proxies by the Neos Board to be voted at the Neos special meeting and at any adjournments or postponements of the Neos special meeting. At the Neos special meeting, Neos will ask its stockholders to vote on (i) the merger proposal and (ii) the Neos adjournment proposal.

This joint proxy statement/prospectus is being provided to holders of shares of Aytu stock in connection with the solicitation of proxies by the Aytu Board to be voted at the Aytu special meeting and at any adjournments or postponements of the Aytu special meeting. At the Aytu special meeting, Aytu will ask its stockholders to vote on (i) a proposal to approve the merger consideration, including the Common Stock Issuance and (ii) the Aytu adjournment proposal.

The Merger Agreement provides for the merger of Merger Sub with and into Neos, with Neos continuing as the surviving corporation and a wholly-owned subsidiary of Aytu. The merger will not be completed and the merger consideration will not be issued unless Neos stockholders approve the merger proposal and Aytu stockholders approve the merger consideration, including the Common Stock Issuance, and the other closing conditions specified in the Merger Agreement are met or waived. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the merger. For additional information about the merger, see the sections entitled “The Merger Agreement — Structure of the Merger” and “The Merger Agreement — Merger Consideration.”

At the Effective Time, each share of Neos common stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, will be cancelled and will automatically be converted into the right to receive (1) 0.1088 shares of Aytu common stock and (2) any cash in lieu of fractional shares of Aytu common stock. In the event that Neos receives bridge financing from Aytu under the Bridge Note, this Exchange Ratio shall be subject to a downward adjustment based on the Bridge Note Adjustment.

The Exchange Ratio is fixed (subject to the Bridge Note Adjustment) and will not be adjusted for changes in the market price of either Aytu common stock or Neos common stock between the date of signing of the Merger Agreement and the Closing Date. Based on the number of shares of Aytu common stock anticipated to be immediately issued to Neos stockholders upon closing of the merger (which could be impacted by changes in Neos stock price leading to exercise of options not otherwise being assumed by Aytu or by additional issuances of Neos common stock that Aytu may consent to) and the number of shares of Aytu common stock outstanding as of December 31, 2020, it is expected that, immediately after completion of the merger, former Neos stockholders are expected to own approximately 24% of the outstanding shares of Aytu common stock and existing Aytu stockholders are expected to own approximately 76% of the outstanding shares of Aytu common stock. Aytu common stock is traded on Nasdaq, under the symbol “Aytu.” Neos common stock is traded on Nasdaq Global under the symbol “NEOS.” Neos encourages you to obtain current quotes for both the Aytu and Neos common stock before voting at the special meetings of stockholders described below.

Because the Exchange Ratio is fixed (subject to the Bridge Note Adjustment), the market value of the merger consideration to Neos stockholders will fluctuate with the market price of the Aytu common stock and will not be known at the time that Neos stockholders vote on the merger. Based on the Aytu common stock price of $6.83 per share on December 9, 2020, the last full trading day prior to execution of the Merger Agreement, the implied value of the merger consideration to Neos stockholders was approximately $37.8 million. On [●], 2021, the latest practicable trading day before the date of the filing of this joint proxy statement/prospectus, the closing price of Aytu common stock on the Nasdaq was $[●] per share, resulting in an implied value of the merger consideration to Neos stockholders of approximately $[●].

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. If the merger were to close on [●], 2021, the potential issuance of up to [●] shares of Aytu common stock in the merger exceeds the 20% threshold under the Nasdaq Listing Rules, but is expected to represent approximately 24% of Aytu’s common stock following the merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Aytu must obtain the approval of Aytu stockholders for the issuance of the shares of Aytu common stock in the merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Aytu must obtain the approval of Aytu stockholders of the change of control resulting from the Common Stock Issuance.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Neos Board, the Transaction Committee (as defined below), members of Neos’ management or Neos’ directors, representatives and other parties. The following chronology also does not purport to catalogue every conversation among the Aytu Board, member of Aytu’s management or Aytu’s directors, Cowen, and Dorsey & Whitney LLP (“Dorsey”).

Neos is a commercial-stage pharmaceutical company developing and manufacturing central nervous system (CNS)-focused products.

Aytu is a commercial-stage specialty pharmaceutical company focused on commercializing novel products that address significant healthcare needs in both prescription and consumer health categories. Through Aytu’s heritage prescription business, Aytu markets a portfolio of prescription products addressing large primary care and pediatric markets.

On November 1, 2019 Aytu completed an asset purchase whereby Aytu acquired a six-product prescription pediatric portfolio from Cerecor. With that acquisition, Aytu established a footprint in the pediatric market and enabled portfolio diversification as part of Aytu’s strategy to grow through product or company acquisition or product licensing. In connection with the acquisition of the pediatric portfolio, Aytu hired a number of pediatric sales representatives and accompanying commercial staff previously employed by Cerecor.

Following the integration of the commercial team supporting the pediatric portfolio and the closing of a series of capital raises in March and April of 2020, the Aytu Board and Aytu management team began to explore strategies for further building out Aytu’s prescription and consumer health divisions to capitalize on Aytu’s expanded capabilities in these sectors. These strategic discussions continued from April 2020 to September 2020 and during this time Aytu management continued to refine its strategic vision for growth and evaluated various acquisition targets.

From time to time the Neos Board, together with Neos’ management, has considered various strategic business initiatives intended to strengthen its business and enhance stockholder value. These have included licensing or acquiring rights to product candidates, divesting certain product candidates or businesses, or acquisitions of or mergers with other companies with other products, product candidates or technologies. From December 2019 through June 2020, the Neos Board held meetings at which it discussed the strategic, financial and operational challenges of operating Neos’ business, including the macro economic conditions negatively impacting valuations and outlook for specialty pharmaceutical companies such as Neos, the need for Neos to substantially grow near-term net revenues to attain profitability, the substantial overhead burden of Neos at its current size, the need for meaningful capital investment to advance its product candidate, NT0502, and complete its post-marketing requirements for Adzenys XR-ODT and Cotempla XR-ODT, the difficult financing environment and limited financing alternatives for companies such as Neos, the significant and negative impact of the COVID-19 pandemic on Neos’ net revenues, cash position, and business and the investment of time and capital needed to achieve a material improvement in the gross margins of Neos’ products. The Neos Board also considered the risks and challenges facing Neos as a result of its declining cash position and its obligations under its debt facility agreement with the Deerfield Lenders and its revolving loan facility with Encina, and its ability to satisfy the repayment obligations thereunder. The reduced revenues resulting from the impact of COVID-19 significantly impaired Neos’ ability to generate the cash it was expecting to be available to service its obligations under the debt facility agreement with the Deerfield Lenders. Additionally, the Neos Board reviewed and discussed the potential strategic alternatives that may have been available to Neos, including the potential risks and benefits of licensing or acquiring rights to products and product candidates, divesting certain product candidates, products or businesses, or a possible strategic merger with another company, each with a view towards enhancing value for Neos’ stockholders. The Neos Board also discussed with Goodwin Procter LLP (“Goodwin”), Neos’ outside legal counsel, the Neos Board’s fiduciary duties in the context of Neos entering into discussions with one or more third parties relating to a potential strategic transaction. In addition, the Neos Board discussed the advisability of engaging a financial advisor to assist the Neos Board in evaluating strategic alternatives, including any interest that might be received in connection with a strategic process, as well as Neos’ business and prospects as a standalone company.

During the first quarter of 2020, Neos’ management discussed with representatives of MTS Neos’ business and prospects and the possibility of MTS acting as its financial advisor in evaluating strategic alternatives that might be available to Neos considering the risks and challenges facing Neos described above. Neos considered MTS as a potential financial advisor to assist and advise Neos given, among other things, MTS’s qualifications, experience and reputation, its knowledge of and involvement in recent transactions in the life sciences industry and its familiarity with Neos. In view of these considerations, Neos consulted with MTS during this period and ultimately determined to formally engage MTS pursuant to an engagement letter dated June 12, 2020, to assist the Neos Board in exploring and evaluating strategic and financial alternatives to enhance stockholder value, including a possible merger or other business combination transaction.

From January through August 2020, as authorized by the Neos Board, and with the assistance of MTS, management had discussions with approximately 29 potentially interested parties primarily regarding an acquisition of, or business combination with, Neos. Of those parties, eight parties expressed interest and executed confidentiality agreements with Neos, each of which either contained no standstill provisions or contained customary standstill provisions that either automatically terminated upon Neos’ announcement of the execution of a definitive agreement with a third party to effect the sale of Neos, or permitted the making of confidential proposals to Neos at any time following Neos’ announcement of the execution of a definitive agreement with a third party to effect the sale of Neos. Ultimately, other than as described below, no definitive proposals regarding an acquisition of, or business combination with, Neos were received.

As part of these outreach activities, on February 12, 2020, Neos entered into a mutual confidentiality agreement with a publicly traded company (“Company A”) that included customary standstill obligations that automatically terminated upon Neos’ announcement of the execution of a definitive agreement with a third party to effect the sale of Neos.

For a brief period in January and February 2020, and then again from May through July 2020, Neos engaged in discussions with Company A regarding a potential business combination transaction. On July 17, 2020, Neos and Company A entered into a non-binding letter of intent for a merger transaction between the two companies, subject to due diligence, negotiation of transaction documents and final approval of each party’s board of directors. The letter of intent provided that Neos stockholders would receive shares of Company A common stock equal to 33.3% of the post-closing company. The letter of intent also provided that the indebtedness under Neos’ facilities with Deerfield and Encina would be paid off in full at closing. The letter of intent provided that two Neos directors would be added to the board of directors of the post-closing company. The letter of intent also provided that the parties would negotiate exclusively with each other until August 17, 2020, which date would be automatically extended for additional 15-day periods until either party gave notice of termination. From late July through early September 2020, Neos and Company A continued to engage in discussions, due diligence and negotiation of transaction documents, when Company A’s board of directors determined that it did not want to proceed with the transaction under the terms being considered. On September 3, 2020, Neos terminated exclusivity with Company A. There were no further discussions between Neos and Company A after this date.

From May through October 2020, as authorized by the Neos Board, Neos’ management had discussions with Neos’ principal term loan lender, Deerfield, and other potentially interested lenders in connection with the refinancing of Neos’ debt and other financing alternatives. Ultimately, no financing proposals were received that the Neos Board believed were economically acceptable or would be in the best interest of Neos stockholders.

On August 10, 2020, Neos filed with the SEC its Form 10-Q for the quarter ended June 30, 2020, and the accompanying financial statements were prepared on a going concern basis as a result of a determination that there was substantial doubt about Neos’ ability to continue as a going concern within one year after the issuance of the financial statements accompanying the Form 10-Q. Neos also publicly disclosed in its Form 10-Q that Neos entered into a limited waiver with Deerfield, pursuant to which Deerfield waived the requirement under the debt facility that Neos’ financial statements not express substantial doubt as to the going concern status of Neos, ending on the date which Neos’ financial statements for the quarter ending September 30, 2020 are filed with the SEC.

On September 29, 2020, representatives of a financial sponsor-backed company (“Company B”) informed representatives of Neos that Company B would be interested in discussing a possible acquisition of Neos.

In late September 2020, Neos’ management had discussions with certain of its larger investors and Deerfield regarding a possible equity financing of Neos. Deerfield declined interest in an equity financing of Neos. The investors also declined interest because they did not want to participate in an equity offering without a comprehensive financial solution for Neos that included restructuring Neos’ debt to alleviate Neos’ deficient cash position.

Also in the fall of 2020, Aytu’s management continued to identify and explore potential business expansion opportunities, both in terms of product licenses and strategic transactions. In an Aytu Board meeting on September 16, 2020, Aytu’s management team presented two key elements of Aytu’s strategy to drive future growth: (i) leverage Aytu’s consumer health business capabilities and (ii) identify new products or businesses that synergize the prescription and consumer health business segments. Following this discussion and at the direction of the Aytu Board, the Aytu management team assessed various potential acquisition targets, inclusive of Neos.

On October 7, 2020, Aytu’s executive vice president of corporate development initiated contact with Neos’ chief financial officer and indicated that Aytu would be interested in discussing a potential transaction with Neos. Neos’ chief financial officer indicated that he would inform the Neos Board of this interest.

On October 7 and 8, 2020, the Neos Board held meetings with members of Neos’ management and representatives of Goodwin present. Neos’ management reviewed with the Neos Board the expressions of interest from Company B and Aytu. Following discussion, the Neos Board authorized management, with the assistance of Neos’ advisors, to enter into confidentiality agreements with each of Company B and Aytu and provide them with access to information about Neos to facilitate discussions regarding a potential transaction involving Neos.

On October 8, 2020, Aytu’s chief executive officer and executive vice president of corporate development had a call with Neos’ chief executive officer and chief financial officer and discussed the companies’ respective product portfolios, corporate backgrounds and current and future strategic plans, all based on publicly available information. With Aytu’s pediatric footprint and Neos’ pediatric-centric ADHD prescription product portfolio, Aytu’s management team viewed Neos as a promising potential acquisition target to further support growth in pediatrics and drive revenue scale. On October 8, 2020, Aytu’s management also contacted Aytu’s legal advisors at Dorsey to consult with them regarding the discussions.

On October 9, 2020, Neos and Aytu entered into a mutual confidentiality agreement that included customary standstill obligations that automatically terminated upon Neos’ announcement of the execution of a definitive agreement with a third party to effect the sale of Neos. Later that day, Aytu and its legal advisors were provided access to an online data room containing nonpublic information regarding Neos.

Also on October 9, 2020, Neos and Company B entered into a mutual confidentiality agreement that included customary standstill obligations that automatically terminated upon Neos’ announcement of the execution of a definitive agreement with a third party to effect the sale of Neos. Later that day, Company B was provided access to an online data room containing nonpublic information regarding Neos.

From October 12 through November 3, 2020, several virtual meetings were held between the Neos and Aytu management teams and their respective consultants, legal counsel, financial advisors and intellectual property attorneys. This due diligence was done in parallel with the negotiation between the companies regarding the terms of a possible merger. Aytu’s management provided periodic updates to the Aytu Board during this period.

Aytu’s Board met telephonically on October 13, 2020 in a meeting representatives of Dorsey also attended to discuss the potential for conducting a strategic transaction with Neos. A full presentation was provided to the Aytu Board from Aytu management covering the Neos opportunity, including the strategic rationale for a transaction, potential deal terms, potential risks and other matters. The Aytu Board asked a variety of questions concerning the Neos business and financial condition. At the conclusion of this Aytu Board meeting the Aytu Board instructed Aytu’s management team to seek to advance discussions with Neos and to continue their due diligence efforts.

Also on October 13, 2020, Aytu submitted a non-binding term sheet for a merger transaction with Neos. Aytu’s term sheet provided for consideration in the amount of $0.65 per share for each share of Neos common stock outstanding, payable 85% in Aytu common stock and 15% in cash, subject to incremental debt and working capital adjustments. Aytu’s term sheet also provided that Aytu’s obligation to close the transaction would be conditioned on Aytu obtaining sufficient financing for the cash portion of the purchase price. Aytu’s term sheet also provided that one Neos director would be added to the Aytu Board at closing. Aytu also submitted with the term sheet an exclusivity agreement providing for an exclusive negotiating period through January 15, 2021. The closing price for Neos’ common stock on October 13, 2020 was $0.50 per share.

From October 14 through November 18, 2020, several virtual meetings were held between the Neos and Company B management teams and their respective consultants, legal counsel and financial advisors.

On October 16, 2020, the Neos Board held a meeting with members of Neos’ management and representatives of Goodwin present. Neos’ management reviewed Aytu’s October 13 non-binding term sheet and provided an update on the status of the discussions with Aytu and Company B, including each party’s due diligence efforts and stated level of interest in an acquisition of Neos. Representatives of Goodwin discussed with the Neos Board its fiduciary duties. Following discussion, the Neos Board authorized management and its advisors to continue discussions with Aytu and to have discussions with other potentially interested parties, including Company B. The Neos Board also concluded that it was not appropriate at this time to consider or respond to Aytu’s request to engage in exclusive negotiations.

Also at the meeting, the Neos Board discussed the potential that Neos might receive proposals from financial sponsors, or financial sponsor-backed companies, including Company B, and the potential that in this context certain Neos officers and/or directors may have interests that differ from Neos’ other shareholders. As a result, the Neos Board determined that it would be advisable to form a special committee of independent and disinterested directors to evaluate any such offers and to consider Neos’ strategic alternatives to remaining an independent public company. Following this discussion, the Neos Board established a special committee (the “Transaction Committee”) that was authorized to consider and evaluate any proposals that might be received by Neos regarding a potential strategic transaction, participate in and direct the negotiation of the material terms and conditions of any such transaction and recommend to the Neos Board the advisability of entering into any such transaction or pursuing another strategic alternative. The Transaction Committee consisted of Bryant Fong, James Robinson and John Schmid (who was designated as chair). Throughout the Transaction Committee’s evaluation of a potential strategic transaction involving Neos, the Transaction Committee conducted formal meetings, to which other directors in some cases were invited to attend, and had regular discussions with Neos’ management and advisors and among themselves. The Transaction Committee on a number of occasions also met in executive session with only the independent directors and at times outside counsel and/or financial advisors present. In addition, Mr. Schmid, chair of the Transaction Committee, had regular discussions with Neos’ management, financial advisors and outside counsel.

From October 16 through 21, 2020, as authorized by the Neos Board, Neos’ management and representatives of MTS engaged in discussions with representatives of Aytu and encouraged Aytu to improve its proposal, including by removing the proposed debt and working capital adjustments and the financing condition. During these discussions, in light of Aytu’s available cash, representatives of Neos’ management and representatives of MTS also encouraged Aytu to revise its proposal to provide for an all-stock transaction that could provide a more attractive ownership percentage in the post-closing company for the Neos stockholders, and eliminate the need for Aytu to raise cash in order to fund the merger consideration, which would have added an additional degree of uncertainty to the closing of the proposed merger. Aytu management promptly updated the Aytu Board regarding Neos’ response and developments in the discussions.

On October 19, 2020, Company B submitted a written non-binding preliminary proposal to acquire Neos for $0.70 per share in cash that was subject to satisfactory completion of due diligence among other conditions. The proposal provided that there would be no financing condition to Company B’s obligation to close the transaction. The proposal stated that execution of definitive documentation for a transaction with Neos would require the final approval of Company B’s board of managers. The proposal indicated that Company B believed it could complete its diligence and sign a definitive merger agreement within three weeks. The proposal also stated that Company B would require an exclusivity period of 21 days. The closing price for Neos’ common stock on October 19, 2020 was $0.53 per share.

Also on October 19, 2020, the Transaction Committee held a meeting with members of Neos’ management and representatives of MTS and Goodwin present. Neos’ management provided an update on the status of the discussions with Aytu and Company B, including each party’s due diligence efforts and stated level of interest in an acquisition of Neos. Representatives of Goodwin discussed with the Transaction Committee its fiduciary duties. Following discussion, the Transaction Committee requested that MTS prepare an analysis of the proposals from Aytu and Company B from a financial point of view. The Transaction Committee authorized management, with the assistance of MTS, to continue discussions with Aytu and Company B, and to conduct due diligence on Aytu. The Transaction Committee requested that Neos’ management review its long-term operating plan and the assumptions underlying that plan for presentation to the Transaction Committee for its consideration in further evaluating the proposals from Aytu and Company B.

After consulting with the Aytu Board and Dorsey and in response to Neos’ request for updated proposed terms, on October 22, 2020, Aytu’s management submitted to Neos a revised non-binding term sheet for a merger transaction with Neos. Aytu’s revised term sheet provided for consideration in the amount of $0.70 per share for each share of Neos common stock outstanding, payable 100% in Aytu common stock. The revised term sheet did not include the incremental debt and working capital adjustments or the financing condition that were contained in the October 13 term sheet. Other than these changes, Aytu’s revised term sheet was substantially similar to its October 13 term sheet.

On October 22 and 25, 2020, the Transaction Committee held meetings with members of Neos’ management and representatives of MTS and Goodwin present. Neos’ management updated the Transaction Committee on the status of the discussions with Aytu and Company B. Representatives of MTS discussed with the Transaction Committee certain financial aspects of the Aytu and Company B proposals, which included preliminary perspectives on the proposed all stock combination of Neos and Aytu based on Neos’ management’s adjusted projections for Neos and projections based on information provided by Aytu to Neos and adjusted by Neos’ management, each in preliminary form at such time. The Transaction Committee considered the potential value of Neos on a standalone basis relative to the cash value of Company B’s proposal, and the potential value that could be achieved for Neos stockholders from a combination with Aytu based on a pro forma ownership of 18.6% of the combined company for Neos’ stockholders implied by Aytu’s proposal and a number of additional considerations, including the strategic rationale for the combination, the projections based on information provided by Aytu to Neos and adjusted by Neos’ management, certain operational and integration risks, synergies that might be achieved by the combination and cash needs of the combined company. The Transaction Committee also discussed the limited execution risks associated with Company’s B’s proposal given that it provided for all-cash consideration, payoff of Neos’ principal lenders (Deerfield and Encina) and no financing contingency. In addition, the Transaction Committee noted that Company B’s all-cash proposal could be structured as a customary two-step tender offer followed by immediate back-end merger. The Transaction Committee also considered the execution risks associated with Aytu’s all-stock proposal, which included the fact that the consideration was all-stock and would require a significantly longer period between signing and closing in order to register the issuance of the Aytu common stock on a Form S-4 and to solicit the stockholders of Neos and Aytu for approval of the combination and such issuance, respectively, the fact that a longer time table to closing would require continued support from Neos’ principal lenders, the commercial risks associated with the strategic rationale and contemplated synergies, the fact that the parties might seek to keep the Company Loan Facilities outstanding (which would require the consent of Deerfield and Encina) and the potential need to draw down on any bridge financing given the timetable to closing, which would result in a reduction in the exchange ratio and therefore also in the consideration payable to the Neos stockholders. The Transaction Committee discussed the strategies for responding to the proposals and financing alternatives for Neos. The Transaction Committee discussed Neos’ previous determination that there was substantial doubt about Neos’ ability to continue as a going concern and that, absent Neos’ ability to secure sufficient new debt or equity financing, Neos may not have sufficient funds to pay the amounts due on its outstanding indebtedness, and that failure to satisfy its debt obligations under the Company Loan Facilities could result in an event of default and acceleration of all of the amounts due. The Transaction Committee also considered that Neos’ discussions with Deerfield and certain Neos investors in late September had yielded no interest in an equity financing for Neos. The Transaction Committee directed management and MTS to engage with Aytu and Company B to encourage them to improve their proposals regarding value and timing, among other terms, and to seek further clarity on their plans for how Neos’ debt would be treated under their proposals and whether they would agree to provide bridge financing to Neos.

From October 25 through 28, 2020, representatives of MTS had discussions with Aytu and Company B to encourage each of them to submit improved proposals to address the matters discussed at the recent Transaction Committee meetings.

On October 26, 2020, the Aytu Board met with Dorsey in attendance and received a report from Aytu’s chief executive officer regarding the continuing progress of negotiations with Neos. The Board also received a report regarding a proposal to engage a financial advisor. The Aytu Board instructed management to proceed with negotiations with Neos and gave guidance with respect to the proposed terms of a transaction. The Board also authorized management to engage a financial advisor on the basis presented to it. Following this meeting of the Aytu Board, On October 27, 2020 Aytu engaged Cowen to act as Aytu’s financial advisor in connection with a proposed transaction involving Neos. Aytu management, with the assistance of representatives of Cowen and Dorsey, began working on preparing a revised term sheet proposal in line with the guidance received from the Aytu Board and the feedback from Neos.

Also on October 26, 2020, a financial advisor for a publicly-traded company (“Company C”) contacted a Neos director to inform him that Company C would be interested in discussing a potential transaction with Neos. Later that day, a representative of MTS, on behalf of Neos, contacted Company C’s financial advisor and provided a draft of a confidentiality agreement with customary standstill obligations in order to facilitate discussions between the parties.

On October 29, 2020, Company B submitted a revised written non-binding preliminary proposal to acquire Neos for $0.78 per share in cash that was subject to satisfactory completion of due diligence among other conditions. The revised proposal contemplated in general terms that Company B would provide Neos with bridge financing as needed between signing and closing of the transaction, and that Company B would provide a complete refinancing of Neos’ outstanding debt at closing. The revised proposal provided that the merger agreement would include a customary no solicitation covenant, pursuant to which Neos would agree not to solicit alternative proposals, but would be permitted to terminate the merger agreement to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment to Company B of a termination fee equal to 5% of equity value of the transaction with Company B plus reimbursement of Company B’s third-party expenses, and in the event of a termination of the merger agreement as a result of the Neos stockholders’ failure to approve the transaction with Company B, Neos would pay Company B a termination fee of 1% of equity value of the transaction with Company B. The revised proposal indicated that Company B believed it could complete its diligence and sign a definitive merger agreement within two weeks. The revised proposal stated that it expired at 5 pm on October 30, 2020, and the required exclusivity period was reduced to 14 days. Company B’s revised proposal was otherwise substantially similar to its October 19 proposal.

Also on October 29, 2020, Aytu submitted its revised non-binding term sheet for a merger transaction with Neos. Aytu’s revised term sheet provided for a fixed exchange ratio that would result in Neos stockholders owning approximately 22.2% of the post-closing company, representing a price of $0.70 per share for each share of Neos common stock outstanding, based on Aytu’s closing price on October 28, 2020, payable 100% in Aytu common stock. The revised term sheet provided that Aytu would provide up to $5 million of bridge financing to Neos between signing and closing of the transaction, and the exchange ratio would be adjusted downward on a value proportionate basis for all drawdowns of the bridge financing. The revised term sheet provided that prior to signing a merger agreement, the parties would engage with Deerfield and Encina to ensure the lenders would consent to Neos’ debt remaining outstanding following the closing. The revised term sheet indicated that Aytu believed it could complete its diligence and sign a definitive merger agreement by December 15, 2020. Aytu’s revised term sheet was otherwise substantially similar to its October 22 term sheet.

On October 29 and 30, 2020, the Transaction Committee held meetings with members of Neos’ management and representatives of MTS and Goodwin present. Neos’ management updated the Transaction Committee on the status of the discussions with Aytu and Company B and representatives of Goodwin discussed the Transaction Committee’s and the Neos Board’s fiduciary duties in the context of considering offers to sell a Delaware corporation for all-cash and all-stock. Representatives of MTS discussed with the Transaction Committee certain financial aspects of the revised proposals. The Transaction Committee discussed that Aytu had revised its proposal from a fixed value proposal to a fixed exchange ratio proposal and improved the proposed value for Neos stockholders by approximately 16%, as Neos stockholders would own approximately 22.2% of the combined company, up from approximately 18.6% represented by Aytu’s previous offer. With the assistance of the representatives of MTS, the Transaction Committee discussed a preliminary relative valuation of Neos and Aytu based on Neos’ management’s adjusted projections for Neos, the projections based on information provided by Aytu to Neos and adjusted by Neos’ management, and the projections for combination synergies provided by Neos’ management, each in preliminary form at such time. Representatives of MTS noted that a preliminary pro forma combination analysis of Neos and Aytu utilizing these preliminary projections implied a mid-point of $1.21 of value per share of Neos common stock (see below under the section entitled “– Certain Prospective Financial Information” for information regarding the projections and pro forma combination analysis). Following this discussion and a review of the considerations and execution risks discussed by the Transaction Committee at the October 25 meeting, the Transaction Committee concluded that Aytu’s revised all-stock proposal had the potential to provide substantially greater value to Neos stockholders than Company B’s revised all-cash proposal of $0.78 per share. The Transaction Committee also discussed the increased execution risk under the Aytu proposal in seeking to have Neos’ lenders agree to keep Neos’ debt outstanding following the closing as compared to Company B’s proposal to provide a complete payoff of Neos’ debt at closing, particularly in view of the limited waiver from Deerfield that would expire on November 9, 2020. However, the Transaction Committee concluded that these risks were manageable given Neos’ and Aytu’s relationships with Deerfield and Encina and the strategic rationale for the combination, which the Transaction Committee believed would be attractive to the lenders based on preliminary discussions between Neos’ management and Deerfield. Following discussion, the Transaction Committee concluded that it would be in the best interests of the Neos stockholders to seek improved proposals from both Company B and Aytu. The Transaction Committee directed MTS to inform Aytu and Company B that they should submit their best and final proposal by noon on November 2, 2020.

On October 30, 2020, representatives of MTS had a discussion with representatives of Aytu and informed them of the Transaction Committee’s feedback on Aytu’s revised proposal and that Aytu should submit its best and final proposal by noon on November 2, 2020.

Also on October 30, 2020, representatives of MTS had a discussion with representatives of Company B and informed them of the Transaction Committee’s feedback on Company B’s revised proposal and indicated that Neos viewed Company B’s proposal as providing substantially lower value than another all-stock proposal that the Transaction Committee was considering, and that Company B should submit its best and final proposal by noon on November 2, 2020. Representatives of Company B asked whether MTS could provide price guidance to Company B, and representatives of MTS indicated that they were not able to provide such guidance at this time, but encouraged Company B to significantly improve its offer price.

Also on October 30, 2020, Company C’s financial advisor sent a revised draft of the confidentiality agreement to a representative of MTS. The representative of MTS indicated that Neos was far along in discussions with multiple other parties and that Company C would have to move expeditiously if it wanted to submit a proposal to acquire Neos under the same timeline as the other parties.

On October 31, 2020, representatives of MTS provided to Company C’s financial advisor the confidentiality agreement executed by Neos, and requested that Company C countersign the confidentiality agreement. The representative of MTS indicated that immediately following execution of the confidentiality agreement, Company C would be provided access to an online data room containing nonpublic information about Neos, and that Neos’ management would be available for discussions. The representative of MTS also indicated that Neos had set a November 2, 2020 deadline for best and final proposals from interested parties, and welcomed Company C to submit a proposal by that time.

Between October 30 and November 2, 2020, Aytu management, with the assistance of representatives of Cowen and Dorsey, worked on revisions to its non-binding proposal that were responsive to the feedback Aytu management had received from MTS and within the scope of the guidance from the Aytu Board. On November 2, 2020, Aytu submitted its revised non-binding term sheet for a merger transaction with Neos. Aytu’s revised term sheet provided for the same consideration as proposed in its October 29 term sheet. The revised term sheet provided that Aytu would provide up to $5 million of bridge financing to Neos between signing and closing of the transaction, and the exchange ratio would be adjusted downward on a value proportionate basis for 50% (instead of 100% as provided in Aytu’s prior proposals) of all drawdowns of the bridge financing. The revised term sheet indicated that Aytu believed it could complete its confirmatory due diligence and sign a definitive merger agreement by November 24, 2020. The revised term sheet also provided that two Neos directors (instead of only one as provided in Aytu’s prior proposals) would be added to the Aytu Board at closing. Aytu’s revised term sheet was otherwise substantially similar to its October 29 term sheet. Aytu also submitted with the revised term sheet an exclusivity agreement substantially similar to the one provided with its October 13 proposal, including providing for an exclusive negotiating period through January 15, 2021.

Also on November 2, 2020, Company C’s financial advisor informed representatives of MTS that Company C had determined that it could not move quickly enough to submit a proposal and that it was declining interest in pursuing discussions with Neos at this time.

Also on November 2, 2020, the Transaction Committee held a meeting with members of Neos’ management and representatives of MTS and Goodwin present. Representatives of MTS provided an update on the discussions with Company B and Aytu since the last Transaction Committee meeting, and noted that while Aytu did not improve its offer price it did make other concessions such as agreeing to significantly reduce the adjustment to the exchange ratio resulting from any drawdown by Neos on the proposed bridge facility and giving Neos increased representation on the board of directors of the combined company, and that Company B had not submitted a revised proposal by the November 2 deadline. Representatives of MTS also reviewed with the Transaction Committee the discussions with Company C, and noted that Company C was provided an opportunity to engage in discussions with Neos, but that Company C determined it could not move quickly enough and declined interest. Representatives of MTS reviewed with the Transaction Committee certain financial aspects of Aytu’s revised proposal.

Neos’ management updated the Transaction Committee on recent discussions with Deerfield concerning a potential transaction with Aytu, noting that Deerfield appeared supportive of a transaction with Aytu in which its debt would remain outstanding. The Transaction Committee discussed the Aytu revised proposal, the current proposal from Company B, whether to grant exclusivity to Aytu, the remaining due diligence to be conducted by Aytu and Company B, the need to continue discussions with Neos’ lenders with respect to a potential transaction, and the proposed terms of the bridge financing from Aytu. The Transaction Committee also considered that Company B had asked for price guidance, and that providing such guidance could encourage Company B to submit a revised proposal at an improved price. The Transaction Committee believed that a revised all-cash proposal from Company B having a price equal to or greater than the value implied by Aytu’s current proposal would offer meaningfully lower execution risk on a more expedited timetable than Aytu’s current proposal. Representatives of MTS again noted that a preliminary pro forma combination analysis of Neos and Aytu utilizing the Neos’ management’s adjusted projections for Neos, the projections based on information provided by Aytu to Neos and adjusted by Neos’ management, the projections for synergies provided by Neos’ management, each in preliminary form at such time, and the other assumptions previously discussed with the Transaction Committee implied a mid-point of $1.21 of value per share of Neos common stock (see below under the section entitled “– Certain Prospective Financial Information” for information regarding the projections and pro forma combination analysis). Following discussion, the Transaction Committee directed MTS to inform Company B that Neos would consider moving forward towards a potential transaction with Company B at a purchase price of $1.21 per share in cash and to request a decision from Company B by noon on November 3, 2020. Following the meeting, representatives of MTS conveyed this message to Company B.

On November 3, 2020, Company B submitted a revised written non-binding preliminary proposal to acquire Neos for $1.21 per share in cash that was subject to satisfactory completion of due diligence among other conditions. The revised proposal indicated that Company B believed it could complete its diligence and sign a definitive merger agreement within two weeks (by November 17, 2020). The revised proposal stated that it expired at 8 pm on November 3, 2020. Company B’s revised proposal was otherwise substantially similar to its October 29 proposal. Company B also contacted representatives of MTS to emphasize that Company B’s revised proposal was its best and final proposal, and would be withdrawn if not accepted on the night of November 3. The closing price for Neos’ common stock on November 3, 2020 was $0.72 per share.

Also on November 3, 2020, the Transaction Committee held a meeting with members of Neos’ management and representatives of MTS and Goodwin present. Representatives of MTS provided an update on the discussions with Company B and Aytu since the last Transaction Committee meeting and reviewed certain financial aspects of the best and final proposals from Company B and Aytu. The Transaction Committee discussed the terms and conditions of the proposals, whether to grant exclusivity to one of the parties, potential transaction timing, and the discussions with Neos’ lenders that would be required for each of the proposals. The Transaction Committee also discussed that Company B had improved its offer price significantly to meet the Transaction Committee’s request of $1.21 in cash per share, and that the Transaction Committee believed that Company B would withdraw its proposal if Neos did not enter into exclusivity with Company B immediately. In addition, the Transaction Committee again discussed the various execution risks associated with the Aytu proposal considered by the Transaction Committee at prior meetings.

The Transaction Committee concluded that based on the matters considered and issues discussed at the prior Transaction Committee meetings, Company B’s proposal would create greater value for Neos stockholders than Neos’ standalone long-term operating plan and that Company B’s proposal represented the best alternative for the Neos stockholders. More specifically, this conclusion was based on, among other things, the Transaction Committee’s view that: Company B’s proposal provided for certainty of a $1.21 per share all-cash offer price, with no off-set for bridge financing drawdowns between signing and closing; Company B’s all-cash transaction was expected to sign and close on a shorter timeline than Aytu’s proposed all-stock transaction; because Company B would repay all of Neos’ debt at closing, there was no meaningful risk in obtaining any required consents from Neos’ lenders, particularly in light of near-term expiration of the limited waiver from Deerfield; and Company B stated that it would withdraw its proposal if Neos did not immediately enter into exclusivity with Company B. Following discussion, the Transaction Committee authorized management to enter into a 14-day exclusivity period with Company B. The Transaction Committee also authorized Neos’ management to inform Aytu that Neos was entering into exclusivity with another party and therefore would be terminating discussions with Aytu.

Later on November 3, 2020, Neos’ chief executive officer informed Aytu’s chief executive officer that Neos was entering into exclusivity with another party and therefore was terminating discussions with Aytu. Aytu’s chief executive officer indicated that Aytu might be willing to increase the ownership percentage being offered to Neos stockholders if Aytu was permitted to submit a revised bid. Neos’ chief executive officer indicated that he would inform the Transaction Committee of this request.

On November 4, 2020, the Transaction Committee held a meeting with Neos’s chief executive officer present. Neos’ chief executive officer provided an update on his discussion with Aytu. The Transaction Committee considered whether to provide Aytu an opportunity to submit a revised proposal at this time by delaying entry into exclusivity with Company B. Following discussion, the Transaction Committee concluded that, based on the criteria and the discussions at the prior Transaction Committee meeting and, in particular, the risk that Company B would withdraw its proposal and terminate discussions if it was not granted exclusivity, it would be in the best interest of Neos stockholders to enter into exclusivity with Company B. The Transaction Committee also considered that following execution of a definitive merger agreement between Neos and Company B, Aytu would have an opportunity to submit a superior proposal under the terms and conditions of the merger agreement. Following discussion, the Transaction Committee instructed Neos’ management to inform Aytu that Neos was entering into exclusivity with another party and was unable to continue discussions with Aytu at this time. Following the meeting, Neos’ chief executive officer conveyed this message to Aytu’s chief executive officer. Aytu’s chief executive officer promptly updated the Aytu Board of these developments.

Also on November 4, 2020, as authorized by the Transaction Committee, Neos executed an exclusivity agreement with Company B, pursuant to which Neos agreed to negotiate exclusively with Company B until November 18, 2020. The exclusivity agreement provided that Neos could terminate exclusivity if Company B reduced its proposed $1.21 per share cash offer price.

From November 4 through 19, 2020, representatives of Neos, MTS, Goodwin, Company B and its advisors, had various telephonic and virtual meetings to facilitate Company B’s due diligence.

On November 9, 2020, Company B’s outside counsel provided a draft merger agreement to Goodwin.

Also on November 9, 2020, Neos filed with the SEC its Form 10-Q for the quarter ended September 30, 2020, and the accompanying financial statements were prepared on a going concern basis as a result of a determination that there was substantial doubt about Neos’ ability to continue as a going concern within one year after the issuance of the financial statements accompanying the Form 10-Q. Neos also publicly disclosed in its Form 10-Q that Neos entered into a limited waiver with Deerfield, pursuant to which Deerfield waived the requirement under the Deerfield Facility Agreement that Neos’ financial statements not express substantial doubt as to the going concern status of Neos, ending on date which Neos’ financial statements for the quarter ending December 31, 2020 are filed with the SEC. On November 9, 2020, the closing price of Neos’ common stock was $0.56, which represented a 22% decline from the previous trading day’s closing price of $0.72.

On November 12, 2020, Company C’s financial advisor contacted a representative of MTS who responded that Neos could not engage in discussions with Company C at that time. There were no further discussions between Neos and Company C after this date.

On November 13, 2020, Goodwin provided a revised draft of the merger agreement to Company B’s outside counsel.

On November 14, 2020, Company B informed representatives of MTS that Company B had identified certain matters in its diligence review of Neos that Company B believed could result in Company B reducing its proposed $1.21 per share cash offer price. These matters were largely focused on the amount of Neos’ existing and near-term projected liabilities.

On November 15, 2020, the Transaction Committee held a meeting with members of Neos’ management and representatives of MTS and Goodwin present. Representatives of MTS provided an update on the recent discussions with Company B. Neos’ management discussed with the Transaction Committee the matters raised by Company B. The Transaction Committee discussed these matters and that the exclusivity period with Company B was scheduled to expire on November 18, 2020. Representatives of Goodwin discussed with the Transaction Committee its fiduciary duties. The Transaction Committee believed that the matters identified by Company B were all previously disclosed to Company B in its financial due diligence and related modeling, or were made without merit, and that there was no basis for Company B seeking to renegotiate its proposed $1.21 per share offer price. The Transaction Committee concluded that Neos’ management with Mr. Schmid and representatives of MTS participating should have a further discussion with Company B regarding their concerns and express the Transaction Committee’s view that these concerns did not warrant any reduction to the proposed offer price.

On November 16 and 18, 2020, as authorized by the Transaction Committee, members of Neos’ management, Mr. Schmid and representatives of MTS had discussions with Company B regarding the matters it identified in diligence and indicated the Transaction Committee’s position that these could not form the basis of any reduction in Company B’s proposed offer price.

On November 18, 2020, representatives of MTS had a discussion with Company B. Company B indicated that it was reducing its proposed offer price to $1.00 per share in cash, that Company B wanted exclusivity to be extended until November 23, 2020 and that Company B no longer believed it was necessary for Company B to provide Neos with bridge financing given the anticipated short period of time between signing and closing. The representatives of MTS indicated that they would inform the Transaction Committee of this discussion.

Also on November 18, 2020, the Transaction Committee held a meeting with members of Neos’ management and representatives of MTS and Goodwin present. Members of management and representatives of MTS provided an update on the discussions with Company B since the last Transaction Committee meeting. Representatives of Goodwin discussed with the Transaction Committee its fiduciary duties in the context of expiration or termination of exclusive negotiations and the possible subsequent engagement or re-engagement with other parties. The Transaction Committee discussed with management and the representatives of MTS and Goodwin Company B’s revised offer price, the Transaction Committee’s continued position that Company B had no reasonable basis for reducing its offer price, strategies for further discussions with Company B and other potential alternative transactions that might be available to Neos. Following discussion, the Transaction Committee instructed MTS to inform Company B that Neos would terminate exclusivity as of the end of the day on November 18, 2020, but that Neos remained interested in continuing discussions with Company B. The Transaction Committee also directed management to contact Aytu on November 19, 2020 to determine whether it would be interested in resuming discussions regarding a possible transaction between the companies.

Later on November 18, 2020, as authorized by the Transaction Committee, MTS informed Company B of the Transaction Committee’s position and Neos terminated the exclusivity period with Company B.

On November 19, 2020, Neos’ chief executive officer and chief financial officer contacted Aytu’s chief executive officer and informed him that Neos’ exclusivity period with the other party had terminated and inquired whether Aytu would be interested in submitting a revised proposal for the acquisition of Neos. Aytu’s chief executive officer indicated that Aytu might be interested in submitting a revised proposal, but that he would need to consult with Aytu’s Board and its legal and financial advisors.

On November 19, 2020, the Aytu Board was informed of this new development and was supportive of presenting an enhanced offer to Neos. Aytu management, with the assistance of representatives of Cowen and Dorsey, prepared a revised non-binding term sheet reflecting the discussion with the Aytu Board.

Later on November 19, 2020, Aytu submitted its revised non-binding term sheet for a merger transaction with Neos. Aytu’s revised term sheet provided for an all-stock transaction at a fixed exchange ratio that would result in Neos stockholders owning 30% of the post-closing company (prior to any adjustments for bridge financing or Aytu’s public offering that closed on December 15, 2020). The revised term sheet also indicated that Aytu expected the parties to complete diligence, negotiate exclusively and execute definitive documents for the transaction by December 7, 2020. Aytu’s revised term sheet was otherwise substantially similar to the last proposal it made on November 2 prior to Neos terminating discussions upon entering exclusivity with Company B.

Also on November 19, 2020, Company B contacted a representative of MTS and presented a verbal revised proposal to acquire Neos for $1.01 per share in cash plus a $0.09 contingent value right payable upon Neos’ achievement of 2021 net revenues of $67 million. The representative of MTS indicated that he would inform the Transaction Committee of the revised proposal.

Later on November 19, 2020, the Transaction Committee held a meeting with members of Neos’ management and representatives of MTS and Goodwin present. Members of management and representatives of MTS provided an update on the discussions with Company B and Aytu since the last Transaction Committee meeting. Representatives of MTS discussed certain financial aspects of the revised proposals. The Transaction Committee discussed the revised proposals, and the potential timing for Aytu and Neos to complete their respective diligence and enter into a definitive merger agreement. The Transaction Committee also discussed Company B’s revised offer from $1.00 per share to $1.01 per share plus a $0.09 contingent value right payable upon the achievement of 2021 net revenues of $67 million. The Transaction Committee discussed the terms and value of each proposal and the benefits and risks of each potential transaction. Specifically, the Transaction Committee discussed that Aytu had revised its proposal such that Neos stockholders would own approximately 30% of the combined company, up from approximately 22.2% represented by Aytu’s November 2 proposal (in each case, prior to any adjustments for bridge financing or Aytu’s public offering that closed on December 15, 2020). The Transaction Committee also discussed the potential for revenue from Aytu’s products to supplement and diversify Neos’ existing portfolio of products, particularly in light of the potential continuing impact of the COVID-19 pandemic on Neos’ commercial products. With the assistance of the representatives of MTS, the Transaction Committee discussed the relative valuations of Neos and Aytu based on Neos’ management’s adjusted projections for Neos, the projections based on information provided by Aytu to Neos and adjusted by Neos’ management, and the projections for synergies provided by Neos’ management, each in preliminary form at such time. Representatives of MTS noted that this preliminary pro forma combination analysis of Neos and Aytu utilizing these preliminary projections and primarily driven by the significant increase in the pro forma ownership of Neos stockholders implied a mid-point of $1.65 of value per share of Neos common stock (see below under the section entitled “– Certain Prospective Financial Information” for information regarding the projections and pro forma combination analysis). The Transaction Committee concluded that based on the foregoing financial considerations and the criteria and the discussions at the prior Transaction Committee meetings, including the potential benefits and risks associated with Aytu’s all-stock proposal, and in light of Company B’s reduced offer price and Aytu’s improved proposal, Aytu’s proposal offered the potential to provide substantially greater value for Neos stockholders than either Neos’ standalone long-term operating plan or Company B’s revised proposal. Accordingly, the Transaction Committee determined that Aytu’s proposal represented the best alternative for the Neos stockholders.

At the meeting, the Transaction Committee also authorized management to update Deerfield regarding the possibility of a transaction with Aytu. In addition, the Transaction Committee requested that management arrange a discussion with the Aytu’s chief executive officer to discuss the terms of Aytu’s revised proposal, Aytu’s vision for the post-closing company and its view of transaction timing and certainty. The Transaction Committee authorized Neos’ management to enter into exclusivity with Aytu until December 7, 2020, if Deerfield did not object to the transaction with Aytu and if the Transaction Committee was satisfied with their call with Aytu’s chief executive officer. The Transaction Committee also authorized MTS, following entry into exclusivity with Aytu, to inform Company B that Neos was terminating discussions with Company B.

Also on November 19, 2020, members of the Transaction Committee and management had a discussion with Aytu’s chief executive officer to understand Aytu’s vision for the combined company and its view of transaction timing and certainty.

Also on November 19, 2020, Neos’ chief financial officer had a discussion with representatives of Deerfield who indicated that Deerfield would be supportive of a transaction between Neos and Aytu on the general terms being proposed.

Later on November 19, 2020, as authorized by the Transaction Committee, Neos executed an exclusivity agreement with Aytu, pursuant to which Neos agreed to negotiate exclusively with Aytu until December 7, 2020, which date would be automatically extended to December 15, 2020 if the parties were working in good faith towards the execution of a merger agreement.

On November 20, 2020, following entry into exclusivity with Aytu and as authorized by the Transaction Committee, representatives of MTS informed Company B that Neos was terminating discussions with Company B. There were no further discussions between Neos and Company B after this date.

Also on November 20, 2020, Goodwin provided a draft merger agreement to Dorsey, Aytu’s outside legal counsel.

From November 24 through December 9, 2020, representatives of Neos, MTS, Goodwin, Aytu, Cowen and Dorsey, had various telephonic meetings to finalize the confirmatory due diligence of the parties and discuss open points in the merger agreement and related documents. These discussions included plans for the combined company and plans for growth, inclusive of plans for both organic and acquisition-based growth of a combined specialty pharmaceutical company. During this time, Aytu and Neos’ respective financial advisors also conducted a review of financial and other information for each company.

On November 25, 2020, Dorsey provided a revised draft of the merger agreement to Goodwin.

From November 25 through December 9, 2020, representatives of Goodwin, at the direction of the Transaction Committee and with input from Neos’ management and with the benefit of the views of the directors provided at the Transaction Committee meetings, and Aytu’s representatives and Dorsey exchanged drafts and participated in discussions regarding the terms of the merger agreement and related documents. The items negotiated with respect to the merger agreement and related documents included, among other things: the representations and warranties to be made by the parties; the restrictions on the conduct of the parties’ businesses until completion of the transaction; the definitions of material adverse effect; the non-solicitation provisions applicable to each party; the conditions to completion of the merger; the provisions regarding Neos’ employee benefit plans, severance and other compensation matters; the remedies available to each party under the merger agreement, including the triggers for the termination fee payable to each party; the amounts of the termination fees; the composition of the board of directors of the post-closing company; and which equityholders of each party would be required to execute voting agreements concurrent with the execution of the merger agreement.

On December 1, 2020, Aytu’s chief financial officer, executive vice president of corporate affairs, and a representative of Aytu’s financial advisor conducted a site visit to Neos’ headquarters in Grand Prairie, TX to observe Neos’ operations at the facility, engage in diligence discussions and continue negotiations. Aytu’s legal and financial advisors participated telephonically with Aytu during these diligence sessions.

From December 1, 2020 through December 7, 2020, diligence calls continued between Aytu and Neos, and between their respective financial advisors.

From December 1 through 9, 2020, representatives of Goodwin, at the direction of the Transaction Committee and with input from Neos’ management and with the benefit of the views of the directors provided at the Transaction Committee meetings, and Aytu’s representatives and Dorsey exchanged drafts and participated in discussions with representatives of Deerfield and Encina regarding the terms of the agreements and related documents to be entered into with Deerfield and Encina regarding the transaction with Aytu.

On December 6, 2020, the Transaction Committee held a meeting with members of Neos’ management and representatives of MTS and Goodwin present. Representatives of MTS and members of Neos’ management provided an update on the discussions with Aytu since the last Transaction Committee meeting and the expected timeline for finalizing the merger agreement with Aytu. Representatives of Goodwin provided an overview of the material terms of the draft merger agreement and related documents. Neos’ management provided an update on the discussions with Deerfield and Encina regarding the transaction with Aytu. Neos’ management discussed with the Transaction Committee its due diligence review of Aytu. Following discussion, the Transaction Committee concluded that the chair of the Transaction Committee would have a call with certain other Neos independent directors to update them on the Transaction Committee’s review of strategic alternatives and the status and timing of the potential transaction with Aytu.

Also on December 6, 2020, representatives of MTS confirmed to representatives of Goodwin that MTS did not have any relationships with Aytu.

On December 7, 2020, the chair of the Transaction Committee had a call with certain other Neos independent directors to update those directors on the status of the Transaction Committee’s review of strategic alternatives and discussions with Aytu and the expected timing for finalizing the merger agreement with Aytu and the key terms of the merger agreement.

On December 8, 2020, Aytu announced a 10:1 reverse stock split that had been previously authorized by its stockholders. The effect of this reverse split was then reflected in the exchange ratio in the proposed merger agreement.

Also on December 8, 2020, Aytu’s Board held a telephonic meeting to discuss the final terms of the proposed transaction with Neos. Members of management and representatives of Dorsey and Cowen were present. During this meeting, Aytu management reviewed key terms of the merger transaction with Neos. Representatives of Dorsey reviewed fiduciary duties of the Aytu Board in connection with the proposed merger and also summarized key aspects of the due diligence review of the Neos business. Representatives from Cowen presented their preliminary financial analysis to the Aytu Board. The Aytu Board considered and discussed the information it had been presented concerning the proposed transaction with Neos, and a subsequent meeting was set for December 9, 2020.

At the December 9, 2020 meeting of the Aytu Board, representatives from Cowen provided the Aytu Board with additional financial analysis of the proposed merger and addressed additional questions from the Aytu Board. Additionally, representatives from Dorsey answered questions from the Aytu Board. The Aytu Board considered several factors regarding the merger, including the dilution to existing Aytu stockholders, the additional debt to be assumed and other risks related to the proposed merger.

Representatives from Cowen then delivered to the Aytu Board its opinion to the effect that, as of December 9, 2020 and subject to the various assumptions and limitations set forth therein, the Exchange Ratio pursuant to the proposed merger agreement was fair, from a financial point of view, to Aytu. In that same meeting, the Aytu Board then voted and approved the merger transaction as being advisable and fair to, and in the interests of, Aytu and its stockholders, and approved certain related actions. The Board’s approvals were unanimous, except that one member of the Aytu Board, Ketan Mehta, abstained from the discussions and the vote after noting that Mr. Mehta founded and serves as president and chief executive officer of Tris Pharma, a competitor of Neos in the ADHD and microparticle delivery technology markets.

On December 9, 2020, the Neos Board held a meeting to discuss the final terms of the proposed transaction with Aytu. Members of management and representatives of MTS and Goodwin were present. Representatives of Goodwin reviewed the fiduciary duties of the Neos Board in connection with a potential sale of Neos. Representatives of Goodwin provided an overview of the negotiation process to date with Aytu’s representatives, as well as a presentation regarding the material terms of the draft merger agreement, the draft voting agreements and the draft documents to be entered into with Deerfield and Encina regarding the Aytu transaction. Representatives of MTS discussed with the Neos Board that the exchange ratio in the merger agreement which provided for an approximate 70% and 30% ownership split for the Aytu and Neos equityholders in the post-closing company (prior to any adjustments for bridge financing or Aytu’s public offering that closed on December 15, 2020), was based on an assumed $37.8 million valuation of Neos and an assumed $88.4 million valuation for Aytu. The Neos Board also discussed that Neos and Aytu had agreed that Mr. McLaughlin and Ms. Hecht would serve as directors of the post-closing company (as more fully described in the section entitled “The Merger—Interests of Neos’ Directors and Executive Officers in the Merger”).

Representatives of MTS reviewed certain financial matters concerning Aytu and the proposed merger and rendered the oral opinion of MTS, which was subsequently confirmed by the delivery of a written opinion dated December 10, 2020, to the Neos Board to the effect that as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio (as defined in the merger agreement) was fair, from a financial point of view, to the holders of Neos common stock (other than Excluded Shares (as defined in the merger agreement)), as more fully described in the section entitled “The Merger—Opinion of Neos’ Financial Advisor.”

After discussion, the Transaction Committee unanimously recommended that the Neos Board approve Neos’ entry into the merger agreement for the transaction with Aytu on the terms presented at this meeting. After further discussions, and taking into account the factors described below in greater detail under the heading “— Neos’ Reasons for the Merger; Recommendation of the Neos Board,” including the Neos Board’s belief that the merger is more favorable to the Neos stockholders than other strategic alternatives available to Neos, including remaining as an independent public company, and based on the discussions and deliberations at the Neos Board and Transaction Committee meetings and considering the Transaction Committee’s favorable recommendation of the merger, the Neos Board unanimously adopted resolutions which, among other things, approved the merger agreement, the voting agreements, the merger and the other transactions contemplated by the merger agreement and recommended that the Neos stockholders adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement.

On December 10, 2020, Neos, Aytu and Merger Sub executed the Merger Agreement and all signatories to the voting agreements and other related documents executed such documents.

Later in the morning of December 10, 2020, prior to the opening of trading on the Nasdaq market, Neos and Aytu issued a joint press release announcing their entry into the Merger Agreement and held an investor call regarding the proposed transaction.

On December 15, 2020, Aytu announced that it closed a public offering and purchase on a firm commitment basis of 4,166,667 shares of Aytu common stock, at a price to the public of $6.00 per share, less underwriting discounts and commissions, resulting in net proceeds to Aytu of $26.1 million.

Certain Relationships between Aytu and Neos

In connection with the execution of the Merger Agreement, Aytu and Neos entered into the Bridge Commitment Letter for Aytu to provide financing to Neos under the Bridge Note, and a registration rights agreement reflecting certain terms set forth in the Bridge Commitment Letter. Interest accrues on the principal amount outstanding under the Bridge Note at a rate of 6.0% per annum, compounding monthly beginning in January 2021. If an event of default has occurred and is continuing, the interest rate then in effect will be increased by 2.0% per annum, and all overdue obligations under the Bridge Note will bear interest at the interest rate in effect at such time plus the additional 2.0% per annum. Aytu’s obligation to advance loans under the Bridge Note is subject to certain conditions, including no default under the Bridge Note and no default under certain other secured debt of Neos. Aytu’s rights under the Bridge Note, including rights to payment, are subordinated to the rights of Neos’ existing senior lenders. The maturity date of the Bridge Note is the earlier of the acceleration of the obligations evidenced thereby and November 7, 2022. In the event that Neos draws down on the Bridge Note, the Exchange Ratio will be adjusted downward by an amount equal to 0.00011 for every $100,000 of financing funded to Neos under the Bridge Note based on the Bridge Note Adjustment. As of the date of this joint proxy statement/prospectus, Aytu has loaned Neos $[●] under the Bridge Note, and as a result the Exchange Ratio was adjusted to [●]. See the section entitled “Summary – Bridge Financing.”

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, certain stockholders of Aytu and Neos holding approximately 2% and 1%, respectively, of the companies’ outstanding voting shares, as of the date of the execution of the Merger Agreement, entered into the Voting Agreements with Neos and Aytu, as applicable.

Pursuant to the Voting Agreements, each of the stockholders of Aytu and Neos, as applicable, have agreed, among other things, to vote their shares of Aytu common stock, or Neos common stock, as applicable, that such stockholder owns in favor of the Common Stock Issuance proposal, or the merger proposal, as applicable.

Each Voting Agreement contains restrictions on transfer that, subject to limited exceptions, prevent each stockholder from transferring their shares of Aytu’s or Neos’ common stock, as applicable. Each Voting will terminate upon the earliest to occur of (1) the Effective Time, (2) the termination of the Merger Agreement in accordance with its terms and (3) such date and time as any amendment or change to the Merger Agreement is effected without such stockholder’s prior written consent that materially and adversely affects such stockholder.

Neos’ Reasons for the Merger; Recommendation of the Neos Board that Neos Stockholders Approve the Merger Proposal

In the course of its evaluation of the merger, the Merger Agreement and related agreements, the Neos Board and the Transaction Committee held numerous meetings, consulted with its management, legal counsel and its financial advisor and reviewed a significant amount of information and, in reaching its decision to approve the merger and the Merger Agreement, the Neos Board considered a number of factors, including, among others, the following:

●	Relative Liquidity Available to Aytu. Neos’ limited cash reserves and the risks of not having sufficient cash flow to continue to service its substantial outstanding indebtedness compared to Aytu’s limited indebtedness and substantial cash liquidity, including Aytu’s cash balance of approximately $38.2 million as of September 30, 2020, which carried the potential for the combined company to pay off and service outstanding indebtedness as well as invest in future growth for the benefit of stockholders;

●	Need for Additional Revenue Generating Products. The potential for revenue from Aytu’s products to supplement and diversify Neos’ existing portfolio of products, particularly in light of the potential continuing impact of the COVID-19 pandemic on Neos’ commercial products;

●	Premium to Trading Price of Neos Common Stock. Holders of Neos common stock will be entitled to receive 0.1088 shares of Aytu common stock for each share of Neos common stock they own immediately prior to the Effective Time, after taking into account the one-for-ten reverse split of Aytu’s common stock that was effected on December 8, 2020 (prior to any adjustments for bridge financing). The Exchange Ratio represented an equity value of $0.74 per share of Neos common stock, based on the Aytu share price on the trading day immediately prior to the signing of the Merger Agreement, which was a premium of approximately 35% to Neos common stock closing price of $0.55 per share on December 9, 2020;

●	Participation in Potential Upside. The consideration in the merger will consist entirely of shares of Aytu common stock. Neos stockholders will own approximately 24% of the outstanding Aytu common stock calculated on a fully-diluted basis (treasury-stock method) following the completion of the merger (prior to any adjustments for bridge financing or Aytu’s public offering that closed on December 15, 2020) and will have an opportunity to participate in any future earnings and the growth of the combined company, including potential synergies, and any future appreciation in the value of Aytu common stock following the merger;

●	Synergy Potential. The synergy potential of the combined company, in particular with respect to sales and marketing expense and general and administrative expense, with expected synergies of up to approximately $15.0 million annually, as estimated by Neos’ management, creates a more profitable business and the potential for upside for Neos’ stockholders (section titled “– Certain Prospective Financial Information”);

●	Familiarity with Neos’ and Aytu’s Businesses and Financial Condition. The Neos Board’s knowledge of Neos’ business, financial condition, results of operations and prospects, as well as its knowledge of Aytu’s business, financial condition, results of operations and prospects, taking into account the results of Neos’ due diligence review of Aytu. The Neos Board also considered its knowledge of the current and prospective market environment in which Neos and Aytu operate;

●	Consideration of Strategic Alternatives. The Neos Board’s review of strategic alternatives and opportunities available to Neos, including the risks and benefits of continuing to operate as an independent public company in its current configuration, pursuing acquisitions or licensing transactions as an independent public company and pursuing alternative strategic transactions, including the discussions that Neos’ management, Neos’ representatives and the Neos Board had in 2020 with other potential strategic transaction candidates;

●	Consideration of Financing Alternatives. The Neos Board’s knowledge that Neos as a standalone company may not have sufficient funds, or may be unable to arrange for additional financing, to pay the amounts due on its outstanding indebtedness, which could result in an event of default, and that Neos could experience an event of default without an additional going concern waiver from its lenders, and that in connection with the merger, Aytu would provide up to $5 million of bridge financing to Neos between signing and closing of the transaction;

●	Negotiations with Aytu. The benefits that Neos and its advisors were able to obtain during its negotiations with Aytu, including an increase in Aytu’s offer price per share from the beginning of the process to the end of the negotiations and generally improving the contract terms relating to transaction certainty. The Neos Board believed that there was no assurance that a more favorable strategic opportunity would arise later or through any alternative transaction, and the terms and consideration reflected in the Merger Agreement was the best transaction that could be obtained by Neos stockholders from Aytu at the time;

●	Financial Projections. The adjusted financial projections prepared by Neos’ management for Neos as a standalone company through 2026, the financial projections based on information provided by Aytu management for Aytu as a standalone company through 2026 as adjusted by Neos’ management and the pro forma combination analysis of Neos and Aytu utilizing such projections, in each case, as summarized in the section entitled “—Certain Prospective Financial Information;”

●	Financial Advisor Opinion. The financial presentation of MTS and its written opinion to the Neos Board to the effect that, as of the date of its opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Neos common stock (other than Excluded Shares), as more fully described in the section entitled “The Merger—Opinion of Neos’ Financial Advisor;”

●	Terms of the Merger Agreement. The Neos Board reviewed and considered the terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, and the conditions to their respective obligations to consummate the merger. See the section entitled “The Agreement and Plan of Merger” for a detailed discussion of the terms and conditions of the Merger Agreement. In particular, the Neos Board considered the following:

●	Merger Consideration. The fixed exchange ratio of 0.1088 shares of Aytu common stock for each share of Neos common stock, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in Aytu’s stock price prior to completion of the merger, however, it would adjust downward on a value proportionate basis for 50% of all drawdowns on the bridge financing (0.00011 for every $100,000 of financing funded to Neos under the Bridge Note);

●	Conditions to Closing of the Merger. The limited number and nature of the conditions to the parties’ obligations to complete the merger and the belief of the Neos Board of the likelihood of satisfying such conditions in light of the parties’ obligations to use reasonable best efforts to consummate and make effective, and to satisfy the conditions to, the transactions contemplated by the Merger Agreement;

●	Ability to Change Recommendation to Neos Stockholders. The Neos Board considered the provisions in the Merger Agreement that provide for the ability of the Neos Board to withdraw or modify its recommendation that holders of Neos common stock adopt the Merger Agreement:

●	following the receipt of an alternative acquisition proposal that the Neos Board determines in good faith (after consultation with its outside counsel and its financial advisor) constitutes or would reasonably be expected to lead to a Company Superior Proposal (as defined in the section entitled “The Agreement and Plan of Merger—Restrictions on Neos’ Solicitations of Acquisition Proposals”), subject to certain restrictions imposed by the Merger Agreement, including that the Neos Board shall have determined in good faith (after consultation with its outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Neos under applicable law and that Aytu shall have been given an opportunity to match the superior proposal; or

●	in response to a Company Intervening Event (as defined in the section entitled “The Agreement and Plan of Merger—Restrictions on Neos’ Solicitations of Acquisition Proposals”), subject to certain restrictions imposed by the Merger Agreement, including that the Neos Board shall have determined in good faith (after consultation with its outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Neos under applicable law and provided Aytu with prior notice of its intention to take such action;

●	Anticipated Tax Treatment. For U.S. federal income tax purposes, it is intended that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, which would mean that Neos stockholders would not recognize gain or loss in connection with the merger (other than with respect to cash received in lieu of fractional shares);

●	Termination Fee Payable by Neos. The Neos Board considered that, in its view, the $2.0 million termination fee that could become payable by Neos pursuant to the Merger Agreement was reasonable, would likely not deter alternative acquisition proposals and would likely not be required to be paid unless the Neos Board entered into an agreement providing for a transaction that would be more favorable to the Neos stockholders than the transactions contemplated by the Merger Agreement; and

●	Registered Shares. Shares of Aytu common stock to be issued to Neos stockholders will be registered on a Form S-4 registration statement and will become freely tradeable.

●	Failure to Comply with Nasdaq Listing Standards. The Neos Board’s knowledge that Neos may not be able to comply with all applicable listing requirements or standards of Nasdaq and that, as previously disclosed, Nasdaq could delist the Neos common stock if the Neos’ appeal of Nasdaq’s determination is unsuccessful, which could adversely affect the market liquidity of Neos common stock, decrease the market price of Neos common stock and adversely affect Neos’ ability to obtain financing for the continuation of its operations.

●	Default of Loan Obligations. If the merger proposal is not approved by Neos stockholders, the delisting of Neos common stock would result in an immediate event of default under the Deerfield Facility Agreement and the Deerfield Notes, permitting Deerfield to accelerate the obligations thereunder (inclusive of all prepayment fees, make-whole interest and exit payments due thereunder). Additionally, upon delisting, Neos would be prohibited from satisfying the obligations owed to Deerfield under the Deerfield Facility Agreement and the Deerfield Notes via an issuance of common stock of Neos. The acceleration of the obligations under the Deerfield Facility Agreement and the Deerfield Notes would lead to a cross-default under the Encina Loan Agreement, thereby permitting Encina to accelerate the obligations owed to it under the Encina Loan Agreement as well.

In the course of its deliberations, the Neos Board also considered a variety of risks and other countervailing factors related to the merger, including:

●	the fact that the Exchange Ratio is fixed and will not be adjusted on the Closing Date based on the relative market values of shares of Neos common stock or Aytu common stock, which means that the market value of the merger consideration or the premium received by Neos stockholders could decrease prior to the Effective Time;

●	the fact that the Exchange Ratio would adjust downward on a value proportionate basis for 50% of all drawdowns on the bridge financing (0.00011 for every $100,000 of financing funded to Neos under the Bridge Note);

●	the fact that Neos stockholders will be sharing participation of Neos’ upside with Aytu stockholders as part of the combined company;

●	the fact that forecasts of future results of operations and synergies are estimates based on assumptions that may not be realized within the expected time frame or at all;

●	the fact that Neos stockholders would be subject to future financial, business and operational risks associated with the combined company if they retained the shares of Aytu common stock they receive as merger consideration following the Effective Time, including risks related to the implementation of the combined company’s business plan and strategy, the combined company’s ability to realize the anticipated benefits of the merger on the timeline expected, or at all, litigation and contingent liabilities of Aytu that may adversely impact the combined company and its businesses, and the integration of Neos’ business with Aytu’s business in an efficient and cost effective manner. The Neos Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the merger to the extent Neos stockholders retain the shares of Aytu common stock received as merger consideration following the closing of the merger;

●	the possible volatility, at least in the short term, of the trading price of Neos common stock resulting from the announcement of the merger;

●	the risk of the coronavirus pandemic making it more difficult for Aytu and Neos to consummate the merger, including increased difficulty in obtaining sufficient votes for the recommended proposals and other logistical challenges;

●	the potential effect of the merger on Neos’ business and relationships with employees, suppliers, and other business partners;

●	the terms of the Merger Agreement, including covenants relating to (i) the two companies’ conduct of their respective businesses during the period between the signing of the Merger Agreement and the completion of the merger, including the requirement that the two companies’ conduct business only in the ordinary course, subject to specific exceptions and (ii) the restrictions on Neos’ ability to solicit alternative transaction proposals;

●	the fact that Neos may become obligated to pay Aytu a termination fee of $2.0 million in certain circumstances as further discussed under “The Agreement and Plan of Merger—Fees Payable If the Merger Agreement Is Terminated,” which could potentially deter a potential acquirer from proposing an alternative transaction that may provide value to Neos stockholders superior to that of the proposed merger;

●	the fact that the Aytu Board has the ability to withdraw or modify its recommendation that holders of Aytu common stock vote in favor of the share issuance in connection with the merger;

●	the potential for litigation relating to the proposed merger and the associated costs, burden and inconvenience involved in defending those proceedings;

●	the substantial expenses to be incurred in connection with the merger, including the substantial costs of integrating the businesses of Neos and Aytu, as well as the transaction expenses arising from the merger;

●	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or of the delay or failure to complete the merger on the reputation of Neos;

●	the risk to the Neos business, operations, and financial results and conditions in the event that the merger is not consummated;

●	the fact that the strategic direction of the continuing company following the completion of the merger will be determined by a board of directors initially comprised of a majority of designees of Aytu;

●	the fact that, under Delaware law, Neos stockholders are not entitled to appraisal rights, dissenters’ rights or similar rights of an objecting shareholder in connection with the merger; and

●	various other risks associated with the combined company and the merger, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The Neos Board also was apprised of certain interests in the merger of Neos’ directors and executive officers that may be different from, or in addition to, the interests of Neos’ stockholders generally as discussed in the section entitled “The Merger—Interests of Neos’ Directors and Officers in the Merger.”

The foregoing information and factors considered by the Neos Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Neos Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Neos Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Neos Board may have given different weight to different factors. The Neos Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Neos’ management and the legal and financial advisors of Neos, and considered the factors overall to be favorable to, and to support, its determination.

This explanation of the Neos Board’s reasons for recommending the adoption of the Merger Agreement and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinions of Neos’ Financial Advisor

Neos retained MTS Securities as a financial advisor in connection with the Merger. On December 9, 2020, MTS Securities rendered its oral opinion to the Neos Board (which was subsequently confirmed in writing on December 10, 2020), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the Exchange Ratio was fair, from a financial point of view, to the holders of Neos common stock (other than Excluded Shares). References to “Excluded Shares” in this section and for the purposes of the written opinion of MTS Securities refer to shares of Neos common stock that are held in treasury by Neos or held by Aytu or Merger Sub immediately prior to the effective time of the merger.

The full text of the written opinion of MTS Securities (the “MTS Opinion”) sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion. The MTS Opinion is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the MTS Opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the MTS Opinion. Neos urges you to read carefully the MTS Opinion, together with the summary thereof in this proxy statement/prospectus, in its entirety.

MTS Securities provided its opinion for the information and assistance of the Neos Board in connection with its consideration of the Merger. The MTS Opinion addressed solely the fairness, from a financial point of view, of the Exchange Ratio, to the holders of Neos common stock (other than the Excluded Shares) in the Merger and does not address any other aspect or implication of the Merger. The MTS Opinion was not a recommendation to the Neos Board or anyone else as to how to vote or to take any other action in connection with the Merger.

In the course of performing its review and analyses for rendering the opinion described above, MTS Securities:

(i)	reviewed the financial terms of a draft copy of the Merger Agreement, dated as of December 10, 2020, which was the most recent draft made available to MTS Securities prior to the time it rendered its oral opinion (the “Draft Merger Agreement”);

(ii)	reviewed the audited consolidated financial statements of Neos contained in its Annual Reports on Form 10-K for the fiscal years ended December 31, 2019 and December 31, 2018, and unaudited consolidated financial statements of Neos contained in its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2020, June 30, 2020 and March 30, 2020;

(iii)	reviewed the audited consolidated financial statements of Aytu contained in its Annual Reports on Form 10-K for the fiscal years ended June 30, 2020 and June 30, 2019, and unaudited consolidated financial statements of Aytu contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020;

(iv)	reviewed certain publicly available analyses and forecasts relating to Neos and Aytu prepared by equity analysts who report on Neos and Aytu;

(v)	reviewed certain internal financial analyses and forecasts of Neos prepared by and provided to MTS Securities by the management of Neos relating to Neos’ business (the “Neos Projections”), and utilized per instruction of Neos;

(vi)	reviewed certain internal financial analyses and forecasts for Aytu prepared based on information provided by the management of Aytu and adjusted and provided by the management of Neos relating to Aytu’s business (the “Aytu Projections,” and together with the Neos Projections, the “Projections”), and utilized per instruction of Neos;

(vii)	conducted discussions with members of senior management and representatives of Neos with respect to the Neos Projections and conducted discussions with members of senior management and representatives of Neos and Aytu with respect to the Aytu Projections;

(viii)	compared the trading and valuation metrics of Neos and Aytu with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of Neos’ common stock and Aytu’s common stock, respectively, and certain publicly traded securities of such other companies, in each case, that MTS Securities deemed relevant;

(ix)	reviewed and analyzed the proposed financial terms of the Merger as compared to the financial terms of certain selected acquisitions and the consideration paid in such acquisitions that MTS Securities deemed relevant;

(x)	reviewed and analyzed, based on the Projections, the projected cash flows to be generated by Neos and Aytu, as applicable, to determine Neos’ and Aytu’s respective discounted cash flows; and

(xi)	performed such other financial studies, analyses and investigations, and considered such other information, as MTS Securities deemed appropriate for the purposes of the opinion set forth below.

In arriving at its opinion, MTS Securities assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS Securities and upon the assurances of the management of Neos and Aytu, respectively, that they were not aware of any material relevant developments or matters related to Neos or Aytu, respectively, or that may affect the Merger that were omitted or that remained undisclosed to MTS Securities. The MTS Opinion does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which MTS Securities understood that Neos had obtained such advice as it deemed necessary from other advisors, and MTS Securities relied, with the consent of the Neos Board, on any assessments made by such other advisors to Neos with respect to such matters. MTS Securities did not conduct any independent verification of the Projections. Without limiting the generality of the foregoing, with respect to the Projections, MTS Securities assumed, with the consent of the Neos Board, and based upon discussions with Neos’ management, that the Projections were reasonably prepared (or in the case of the Aytu Projections, adjusted) by the management of Neos in good faith and that the Projections reflected the best currently available estimates and judgments of the management of Neos of the future results of operations and financial performance of Neos and Aytu. At the direction of Neos’ management, MTS Securities assumed that Neos had obtained financing sufficient for it to continue as a going concern and achieve the results reflected in the Neos Projections for the Neos standalone valuation analysis. The Projections are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and in particular, assumptions regarding the widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Accordingly, actual results could vary significantly from those set forth in the Projections. MTS Securities expressed no view as to the Projections or the assumptions on which they were based (including the terms of the financing referred to above) and MTS Securities assumes no responsibility for the accuracy or completeness thereof.

In arriving at its opinion, MTS Securities did not make any independent evaluations or appraisals of the assets or liabilities of Neos or Aytu or any of their respective subsidiaries, and was not furnished with any such evaluations or appraisals, nor did MTS Securities evaluate the solvency of Neos, Aytu or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. Except for the assumed financing noted in the prior paragraph, MTS Securities assumed that there was no material change in the assets, financial condition, business or prospects of Neos or Aytu since the date of the most recent relevant financial information made available to MTS Securities. Without limiting the generality of the foregoing, MTS Securities undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Neos, Aytu or any of their respective affiliates is a party or may be subject, and, at the direction of Neos’ management and with the Neos Board’s consent, MTS Securities’ opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS Securities also assumed that neither Neos, Aytu or Merger Sub is a party to any material pending transaction that was not disclosed to MTS Securities, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

MTS Securities assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby and that the transactions contemplated by the Merger Agreement, including, without limitation, the Merger, will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement. MTS Securities assumed that the final form of the Merger Agreement will be in all material respects identical to the Draft Merger Agreement. MTS Securities, with the Neos Board’s consent, further assumed that any adjustment to the Exchange Ratio pursuant to the terms of the Merger Agreement (including, without limitation, as a result of any financing pursuant to the Bridge Note (as defined in the Merger Agreement)) will not result in any adjustment to the Exchange Ratio that is material to MTS Securities’ analysis. MTS Securities also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Merger will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Neos, Aytu, Merger Sub or the contemplated benefits of the Merger.

The MTS Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to MTS Securities as of, the date of such opinion. MTS Securities did not consider any potential legislative or regulatory changes currently being considered by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. It should be understood that, although subsequent developments may affect the conclusion reached in the MTS Opinion, MTS Securities does not have any obligation to update, revise or reaffirm the MTS Opinion.

The MTS Opinion addresses solely the fairness, from a financial point of view and as of the date of such opinion, of the Exchange Ratio to the holders of Neos common stock (other than the Excluded Shares) and does not address any other terms in the Merger Agreement, or any other agreement contemplated by the Merger Agreement or relating to the Merger or any other aspect or implication of the Merger, including, without limitation, the form or structure of the Merger or the fairness of the Merger or the Exchange Ratio to any other securityholders or creditors or any other constituency of Neos, including holders of Company Options and Company RSUs (as each is defined in the Merger Agreement). The MTS Opinion does not address Neos’ underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Neos. MTS Securities expressed no opinion as to the prices or ranges of prices at which shares of securities of any person, including shares of Neos common stock or Aytu common stock, will trade at any time, including following the announcement or consummation of the Merger. MTS Securities was not requested to opine as to, and the MTS Opinion did not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of Neos common stock in connection with the Merger or with respect to the fairness of any such compensation.

The MTS Opinion was reviewed and approved by a fairness committee of MTS Securities.

Summary of Financial Analysis

MTS Securities performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS Securities reached were based on all the analyses and factors presented, taken as a whole, and also on application of MTS Securities’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS Securities therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. Furthermore, MTS Securities believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS Securities’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS Securities with respect to the actual value of Neos, Neos common stock, Aytu or Aytu common stock.

Some of the summaries of the financial analyses described below include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS Securities. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS Securities.

In performing its analyses, MTS Securities made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS Securities’ control and many of which are beyond the control of Neos and/or Aytu. Any estimates used by MTS Securities in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

MTS Securities performed stand-alone valuation analyses of both Neos and Aytu using a variety of valuation methodologies, as described below. MTS Securities then performed a relative valuation analysis in order to compare the Exchange Ratio to the range of exchange ratios implied based on the respective stand-alone valuation ranges. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 9, 2020 and is not necessarily indicative of current market conditions.

Neos Valuation Analysis

MTS Securities analyzed the valuation of Neos using three different methodologies: a public trading comparable companies analysis, a selected comparable transactions analysis, and a discounted cash flow analysis. The results of each of these analyses are summarized below. MTS Securities also provided information to the board of Neos regarding the historical stock price performance of Neos common stock, which information was for informational purposes only and was not relied upon by MTS Securities for valuation purposes.

Public Trading Comparable Companies Analysis

MTS Securities reviewed and compared the projected operating performance of Neos with publicly available information concerning other publicly traded companies. MTS Securities utilized selected 505(b)(2) product specialty pharmaceutical companies with a market capitalization of less than $1 billion.

MTS Securities calculated the enterprise value (“EV”) and the ratio of EV to estimated 2021 revenue (“2021E Revenue”) for these companies, using company public filings and consensus equity research estimates as of December 9, 2020.

The following table lists the selected 505(b)(2) product specialty pharmaceutical companies and their respective ratio of EV to 2021E Revenue:

Company	EV/2021E Revenue
Indivior	0.6x
Collegium	2.5x
Flexion	4.4x
Antares	3.1x
Xeris	3.6x
BioDelivery Sciences	2.1x
ANI	2.7x
AcelRx	3.9x
Aytu	0.9x
Assertio	0.9x
Adamis	1.7x
Medexus	1.3x
Cumberland	0.9x

Although none of the selected companies is directly comparable to Neos, MTS Securities included these companies in its analysis because they are publicly traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Neos.

For purposes of this analysis, the EV of each comparable company was calculated by multiplying the closing price per share of common stock of such company on December 9, 2020 by the number of such company’s fully diluted outstanding shares, using the treasury stock method, and adding to that result such company’s net debt, preferred stock and minority interest.

Based upon this analysis, MTS Securities derived and applied a low and high multiple range for EV/2021E Revenue of 0.8x to 1.5x to imply a range of values for Neos common stock. This multiple range reflects the low end of the range implied by the comparable company analysis which, in MTS Securities’ professional judgment, was appropriate in light of Neos’ historical revenue performance, status as a mature microcap company, near-term financing risk, and capital structure. This analysis resulted in an implied range of values per share of Neos common stock, rounded to the nearest $0.05, of $0.40 to $1.00.

MTS Securities noted that the per share equity value of Neos common stock implied by the Exchange Ratio was within the range of per share values implied by this analysis.

Selected Precedent Transaction Analysis.

MTS Securities examined select specialty pharmaceutical transactions announced since April 5, 2011 involving targets with commercial non-NME or 505(b)(2) products and a market capitalization between $20 million and $1 billion. MTS Securities calculated the EV to the last twelve months’ revenue (LTM Revenue) implied by each of these transactions. The following table lists the 21 business combinations analyzed by MTS Securities:

Announced			EV/ LTM
Date	Target	Acquiror	Revenue
10/01/20	AMAG Pharmaceuticals	Covis Group	2.1x
12/23/19	LEO Pharma (Intimate Care and Derm Products)	Karo Pharma	2.6x
10/10/19	Cerecor (Pediatric Product Portfolio)	Aytu Biosciences	2.9x
06/14/19	Dr. Reddy’s Laboratories (Zembrace, Tosymra)	Upsher-Smith Laboratories	NA
10/30/18	AstraZeneca (Vimovo)	Grunenthal	1.9x
08/28/18	Adapt Pharma	Emergent BioSolutions	4.8x
09/27/18	Midatech Pharma US	Barings	2.1x
08/10/18	Aralez Pharmaceuticals	Nuvo Pharmaceuticals	NA
04/30/18	Janssen (PANCREAZE)	VIVUS	NA
03/01/18	LEO Pharma (10 Commercial Assets)	Karo Pharma	NA
01/30/17	Mallinckrodt (Intrathecal Spasticity and Pain Drugs)	Piramal Critical Care	4.6x
01/19/17	Sentnyl Therapeutics	Zydus Cadila	NA
05/14/14	GlaxoSmithKline (Treximet)	Pernix	4.0x
09/16/13	Cornerstone	Chiesi	2.0x
12/17/13	Nautilus Neurosciences (CAMBIA)	Depomed (Assertio)	NA
03/18/13	Orexo (Abstral)	Galena	0.2x
06/21/12	Xanodyne Pharmaceuticals (Zipsor)	Depomed (Assertio)	1.7x
03/26/12	ISTA Pharmaceuticals	Bausch and Lomb	3.0x
08/16/11	Labopharm	Paladin Labs	0.6x
07/18/11	Victory Pharma	Shionogi	NA
04/05/11	Inspire Pharmaceuticals	Merck	3.3x

Although none of the selected transactions is directly comparable to the Merger, the target companies in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to Neos, and as such, for purposes of analysis, the selected transactions may be considered similar to the Merger. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of Neos and the companies included in the selected transactions analysis.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS Securities obtained from SEC filings, relevant press releases, Wall Street analysts, and company websites as of December 9, 2020. Comparable transactions were considered for both their upfront and total transaction values to best evaluate each transaction’s consideration and because many of the comparable transactions contained contingent value rights.

Based upon this analysis, MTS Securities selected a reference range of EV/LTM Revenue of 0.6x to 2.3x to apply to Neos’ estimated LTM Revenue as of December 31, 2020. This range reflects the low end of the range implied by the comparable transaction analysis which, in MTS Securities’ professional judgment, was appropriate in light of the limited patent protection available to Neos’ product offerings and resultant limitations on revenue growth. Using this reference range, MTS Securities calculated a range of implied enterprise values for Neos and subtracted Neos’ estimated net debt as of December 31, 2020 of $41 million to arrive at a range of implied equity values and then divided the results by the total number of Neos’ fully-diluted shares outstanding as of December 31, 2020 of 77.372 million to arrive at an implied per share value range. The analysis indicated an implied per share value range of Neos’ common stock, rounded to the nearest $0.05, of $0.10 to $1.35.

MTS Securities noted that the per share equity value of Neos common stock implied by the Exchange Ratio was within the range of per share equity values implied by this analysis.

Discounted Cash Flow Analysis - Neos

MTS Securities performed a discounted cash flow analysis of Neos by calculating, based on the Neos Management Risk-Adjusted Neos Projections (as defined below), the estimated present value of Neos’ discounted cash flows and terminal value. MTS Securities utilized the discounted cash flow analysis of Neos to determine a range of implied per share equity values of Neos common stock. MTS conducted certain sensitivity analyses for the purposes of its discounted cash flow analysis using ranges of (i) terminal exit revenue multiples of 1.0x to 2.0x, based upon MTS Securities’ analysis of the lower end of Neos’ comparable company universe given that Neos’ current product portfolio includes only one product that will be patent-protected in the terminal year and is currently in Phase I trials, and (ii) weighted average cost of capital of 15% to 19%, reflecting calculated estimates of Neos’ weighted average cost of capital (“WACC”), based upon MTS Securities’ analysis of the cost of capital for Neos’ comparable company universe.

MTS Securities discounted to present value as of December 31, 2020 (i) estimates of the Unlevered Free Cash Flow (as defined below) to be generated by Neos from January 1, 2021 through December 31, 2026, calculated by MTS Securities based on the Neos Management Risk-Adjusted Neos Projections (as defined below), and (ii) a terminal value at December 31, 2026 by applying an EV to revenue multiple to Neos’ terminal revenue. For purposes of the MTS Opinion, “Unlevered Free Cash Flow” is defined as earnings before interest and taxes less income tax expense, plus depreciation and amortization, less changes in working capital, less capital expenditures. Neos’ terminal revenue projection was provided by Neos’ management. An implied per share value was calculated based on Neos’ current capitalization, as provided by Neos’ management.

Using the ranges of terminal exit revenue multiples and weighted average cost of capital set forth above, MTS Securities calculated a range of implied values per share of Neos common stock, rounded to the nearest $0.05, of $0.85 to $1.30.

MTS Securities noted that the per share equity value of Neos common stock implied by this analysis was greater than the corresponding per share value implied by the Exchange Ratio.

Historical Stock Price Performance

MTS Securities reviewed the share price trading history of Neos common stock for the period beginning on December 9, 2019 and ending on December 9, 2020. During this period, shares of Neos common stock traded as low as $0.45 per share and as high as $1.98 per share, compared to the closing price of Neos common stock on December 9, 2020 of $0.55 per share. In addition, MTS Securities reviewed the volume weighted average trading price over the five trading days, 10 trading days, 20 trading days, 30 trading days, 60 trading days, six months and 12 months periods ending on December 9, 2020. These volume weighted average prices (“VWAP”) are set forth in the table below:

Trading Period	VWAP
5 Trading Days	$0.58
10 Trading Days	$0.64
20 Trading Days	$0.62
30 Trading Days	$0.61
60 Trading Days	$0.64
6 Months	$0.65
12 Months	$0.82

As noted above, the above information was provided to the board of Neos regarding the historical stock price performance of Neos common stock, which information was for informational purposes only and was not relied upon by MTS Securities for valuation purposes.

Aytu Valuation Analysis

MTS Securities analyzed the valuation of Aytu using two different methodologies: a public trading comparable companies analysis and a discounted cash flow analysis. The results of each of these analyses are summarized below. MTS Securities also provided to the Neos Board information regarding the historical stock price performance of Aytu common stock, which information was provided for informational purposes only and was not relied upon by MTS Securities for valuation purposes.

Public Trading Comparable Companies Analysis

MTS Securities reviewed and compared the projected operating performance of Aytu with publicly available information concerning other publicly traded companies. MTS Securities utilized two sets of comparable companies: (i) selected 505(b)(2) product specialty pharmaceutical companies with a market capitalization of less than $1 billion; and (ii) selected consumer health/OTC companies with a market capitalization of less than $1 billion.

MTS Securities calculated the EV and the ratio of EV to 2021E Revenue for these companies, using company public filings and consensus equity research estimates as of December 9, 2020.

The following table lists the selected companies and their respective ratio of EV to 2021E Revenue:

Selected 505(b)(2) Product Specialty Pharmaceutical Companies:

Company	EV/2021E Revenue
Indivior	0.6x
Collegium	2.5x
Flexion	4.4x
Antares	3.1x
Xeris	3.6x
BioDelivery Sciences	2.1x
ANI	2.7x
AcelRx	3.9x
Assertio	0.9x
Adamis	1.7x
Medexus	1.3x
Cumberland	0.9x
Neos	0.7x

Selected Consumer Health/OTC Companies:

Company	EV/2021E Revenue
Alliance Pharma	3.2x
Probi AB	6.4x
PharmaSGP Holding	3.5x
ChromaDex	3.8x
Venture Life Group	2.2x
Biosearch SA	2.5x

Although none of the selected companies is directly comparable to Aytu, MTS Securities included these companies in its analysis because they are publicly traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Aytu.

For purposes of this analysis, the EV of each comparable company was calculated by multiplying the closing price per share of common stock of such company on December 9, 2020 by the number of such company’s fully diluted outstanding shares, using the treasury stock method, and adding to that result such company’s net debt, preferred stock and minority interest.

Using this analysis, MTS Securities derived multiple ranges of EV/2021E Revenue for both 505(b)(2) product specialty pharmaceutical and consumer health/OTC comparable companies of 0.8x to 1.5x and 2.0x to 3.0x, respectively. These ranges reflect the low end of the ranges implied by the comparable company analysis which, in MTS Securities’ professional judgment, was appropriate in light of Aytu’s status as an unprofitable microcap company. This analysis resulted in an implied range of values per share of Aytu common stock, rounded to the nearest $0.05, of $9.55 to $13.30.

MTS Securities noted that the closing price of shares of Aytu common stock on December 9, 2020 of $6.83 per share was below the range implied by this analysis.

Discounted Cash Flow Analysis - Aytu

MTS Securities performed a discounted cash flow analysis of Aytu by calculating, based on the Neos Management Adjusted Aytu Projections (as defined below) per the direction of Neos’ Management, the estimated present value of Aytu’s discounted cash flows and terminal value. MTS Securities utilized the discounted cash flow analysis of Aytu to determine a range of implied values of the shares of Aytu common stock. MTS conducted certain sensitivity analyses for the purposes of its discounted cash flow analysis using ranges of (i) terminal exit revenue multiples of 2.0x to 2.7x, based upon MTS Securities’ analysis of the lower end of Aytu’s comparable company universe of selected 505(b)(2) product specialty pharmaceutical and consumer health/ OTC companies given Aytu’s status as an unprofitable microcap company, and (ii) weighted average cost of capital of 9% to 13%, reflecting calculated estimates of Aytu’s weighted average cost of capital, based upon MTS Securities’ analysis of the cost of capital for Aytu’s comparable company universe.

MTS Securities discounted to present value as of December 31, 2020, (i) estimates of the Unlevered Free Cash Flow to be generated by Aytu from January 1, 2021 through December 31, 2026, calculated by MTS Securities based on the Neos Management Adjusted Aytu Projections (as defined below) per the direction of Neos’ Management and (ii) a terminal enterprise value at December 31, 2026 by applying an EV to revenue multiple to Aytu’s terminal revenue. Aytu’s terminal revenue assumption was provided by Neos’ management. An implied per share value was calculated based on Aytu’s current capitalization, as provided by Aytu’s’ management.

Using the ranges of terminal exit revenue multiples and weighted average cost of capital set forth above, and sensitizing Aytu’s revenues from 30% above to 30% below the Neos Management Adjusted Aytu Projections (as defined below), MTS Securities calculated ranges of implied values per share of Aytu common stock, rounded to the nearest $0.05 of $15.10 to $17.90 (Aytu revenue 30% above the Neos Management Adjusted Aytu Projections (as defined below)), $11.25 to $15.10 (Aytu revenue at the Neos Management Adjusted Aytu Projections (as defined below)), $8.25 to $11.25 (Aytu revenue 30% below the Neos Management Adjusted Aytu Projections (as defined below)), and MTS Securities compared these ranges of implied values per share of Aytu common stock to the closing price of shares of Aytu common stock on December 9, 2020 of $6.83 per share and noted that such closing price was below each of the ranges.

Historical Stock Price Performance

MTS Securities reviewed the share price trading history of Aytu common stock for the period beginning on December 9, 2019 and ending on December 9, 2020. During this period, shares of Aytu common stock traded as low as $3.35 per share and as high as $29.90 per share, compared to the closing price of Aytu common stock on December 9, 2020 of $6.83 per share. In addition, MTS Securities reviewed the VWAP prices for Aytu common stock over the five trading days, 10 trading days, 20 trading days, 30 trading days, 60 trading days, six months and 12 months periods ending on December 9, 2020. These prices are set forth in the table below:

Trading Period	VWAP
5 Trading Days	$7.34
10 Trading Days	$7.95
20 Trading Days	$8.44
30 Trading Days	$8.83
60 Trading Days	$10.41
6 Months	$12.37
12 Months	$15.40

As noted above, the above information was provided to the board of Neos regarding the historical stock price performance of Aytu common stock, which information was for informational purposes only and was not relied upon by MTS Securities for valuation purposes.

Relative Valuation Analysis

MTS Securities compared the following combinations of low and high equity values of both companies based upon the discounted cash flow and comparable company analyses described above to determine the implied range of exchange ratios, in terms of the shares of Aytu common stock to be received by Neos shareholders for each existing share of Neos common stock:

●	Neos High Share Value and Aytu Low Share Value (N High / A Low)

●	Neos High Share Value and Aytu High Share Value (N High / A High)

●	Neos Low Share Value and Aytu Low Share Value (N Low / A Low)

●	Neos Low Share Value and Aytu High Share Value (N Low / A High)

The following table sets forth the results of these analyses:

			Discounted Cash Flows
Methodology Metric	Public Trading Comparable Companies EV/ 2021E Revenue		WACC, Terminal Multiple		WACC, Terminal Multiple		WACC, Terminal Multiple
			Aytu Revenue 30% Above the Neos Management Adjusted Aytu Projections		Aytu Revenue at the Neos Management Adjusted Aytu Projections		Aytu Revenue 30% Below the Neos Management Adjusted Aytu Projections
Neos High / Aytu Low	0.107	x	0.057	x	0.117	x	0.159	x
Neos Low / Aytu High	0.031	x	0.048	x	0.057	x	0.117	x

MTS Securities noted that the Exchange Ratio is (i) greater than the high end of the range of exchange ratios implied by the analysis based upon comparable companies, (ii) greater than the high end of the range of exchange ratios implied by the analysis based upon discounted cash flows with Aytu’s revenues sensitized to 30% above the Neos Management Adjusted Aytu Projections, (iii) within the range of exchange ratios implied by the analysis based upon discounted cash flows with Aytu’s revenues at the Neos Management Adjusted Aytu Projections, and (iv) below the range of exchange ratios based upon discounted cash flows with Aytu’s revenues sensitized to 30% below the Neos Management Adjusted Aytu Projections.

Pro Forma Combination Analysis

For informational purposes only and not as a component of its fairness analysis, MTS Securities also analyzed the projected performance of the pro forma combination, including projected synergies and an assumed pro forma capital structure, each as provided by Neos’ management as of December 31, 2020. Utilizing the pro forma projections for the combined company set forth in the section entitled “Certain Prospective Financial Information – Summary of Pro Forma Analysis,” MTS Securities performed a discounted cash flow analysis of the combined company and then compared the implied value of each share of Neos common stock in the pro forma combination to the implied value of each share of Neos common stock on a standalone basis. In performing the discounted cash flow analysis for the combined company, MTS Securities, based upon its professional judgment, used a range of terminal multiples of 1.4x to 2.3x and a range of weighted average cost of capital of 9.0% to 13.0%. The following table compares the midpoint of the implied per share value of Neos common stock on a standalone basis using the discounted cash flow analysis described above to the midpoint of the implied value of each share of Neos common stock using the discounted cash flow analysis in the pro forma combination.

Implied Value of Each Neos Share on a Standalone Basis (Midpoint of range)	Compared to:	Implied Value of Each Neos Share in the Pro Forma Combination (Midpoint of range)
	Pro Forma Company with (30%) Revenue Factor Applied to Aytu	$1.31
$1.07	Pro Forma Company with No Revenue Factor Applied to Aytu	$1.57
	Pro Forma Company with +30% Revenue Factor Applied to Aytu	$1.80

Miscellaneous

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, MTS Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The MTS Opinion was one of the many factors taken into consideration by the Neos Board in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Neos Board with respect to the merger or of whether the Neos Board would have been willing to agree to different terms. The Exchange Ratio was determined through arm’s-length negotiations between Neos and Aytu and was approved by the Neos Board. MTS Securities and its affiliates provided advice to Neos during these negotiations. However, neither MTS Securities nor any of its affiliates recommended any specific amount of consideration to Neos or the Neos Board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

MTS Securities and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as a financial advisor to Neos in connection with the merger. As compensation for MTS Securities’ and its affiliates’ financial advisory services, Neos paid a fee of $400,000 to MTS Securities for rendering the MTS Opinion in connection with the Neos Board’s consideration of the proposed transaction with Aytu, which fee was not contingent upon the successful completion of the merger or the conclusion reached within the MTS Opinion. Upon consummation of the merger, Neos will be obligated to pay to MTS a transaction fee equal to approximately $2,000,000. At the election of Neos, a portion of MTS Securities’ fee may be paid in the form of Aytu common stock, with the number of such shares determined upon the closing price of a share of Neos common stock on the last trading day preceding the date of the consummation of the merger multiplied by the Exchange Ratio. In addition, Neos also agreed to reimburse MTS and its affiliates for their direct, reasonable and documented out-of-pocket expenses incurred in connection with its services in connection with the merger. Neos also agreed to indemnify to MTS and each of its related parties against various liabilities in connection with their engagement.

During the two years preceding the date of the MTS Opinion, other than in connection with the merger, neither MTS Securities nor MTS has been engaged by, performed services for, or received any compensation from, Neos, Aytu or their respective affiliates. MTS Securities, MTS and their affiliates may seek to provide financial, advisory and other investment banking services to Neos and Aytu in the future and would expect to receive fees for the rendering of any such services. In the ordinary course of business, MTS Securities and its clients may transact in the equity and debt securities of each of Neos and Aytu and may at any time hold a long or short position in such securities.

Certain Prospective Financial Information

Neos and Aytu do not, as a matter of course, publicly disclose long-term financial projections or forecasts as to their respective future performance, revenues, earnings or other results given, among other things, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. As a result, Neos and Aytu do not endorse prospective financial information as a reliable indication of future results. Moreover, Neos’ and Aytu’s financial projections presented below were based on estimates, assumptions and judgments made by Neos management or Aytu management, as applicable, at the respective times of their preparation and speak only as of such times. Except as required by law, Neos and Aytu, and the combined company after the completion of the merger, have no obligation to update the financial projections included in this section. Neos and Aytu have not done so and do not intend to do so even in the event that any or all of the estimates, assumptions and judgments underlying the financial projections included in this section are no longer appropriate.

You should note that the financial projections set forth below constitute forward-looking statements. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” for more information. You should also note that the financial projections were not prepared with a view toward public disclosure or with a view toward complying with generally accepted accounting principles (“GAAP”), the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included in this section have been prepared by, and are the responsibility of, Neos management or Aytu management, as applicable. Neither Neos’ nor Aytu’s respective independent registered public accountants, nor any other independent accountants have compiled or performed any procedures or audit with respect to the financial projections set forth below, nor have they expressed any opinion, judgment or any other form of assurance on such information or its achievability, and none assumes any responsibility for, and each disclaims any association with, the financial projections. The reports of the independent registered public accounting firms included in this joint proxy statement/prospectus relate to historical financial statements. The financial projections of Neos and Aytu do not extend to any financial projections of, or the estimated synergies of, the combined company (other than as set forth below) and should not be seen to do so.

The financial projections set forth below should not be relied upon as necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance, if any, on such financial projections. Furthermore, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year. Although the financial projections are presented with numerical specificity, the financial projections reflect assumptions, estimates and judgments that are inherently uncertain, subject to change, and, although considered reasonable by Neos management or Aytu management, as applicable, as of the date of their use in preparing the financial projections, are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections set forth below, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in Neos’ or Aytu’s respective businesses, financial condition or results of operations, and other risks and uncertainties described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, the financial projections set forth below may not be indicative of the actual future performance of Neos, Aytu, or the combined company, as applicable. Inclusion of the financial projections set forth below should not be regarded as a representation by Neos or Aytu or any person that the results projected will necessarily be achieved, and they should not be relied on as such. You are cautioned not to rely on the financial projections. The inclusion of this information should not be regarded as an indication that the Neos Board, the Aytu Board, any of their advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results. There can be no assurance that the financial projections will be realized or that actual results will not be significantly higher or lower than estimated. Furthermore, the financial projections set forth below may differ from publicized analyst estimates and forecasts and do not take into account any circumstances, transactions, or events occurring after the date they were prepared. Some or all of the estimates, assumptions, and judgments underlying the financial projections may have changed since the date that they were prepared.

The projections included in this section “Certain Prospective Financial Information” may calculate certain non-GAAP financial measures using different methodologies from other companies, and Neos and Aytu do not provide a reconciliation of the forward-looking non-GAAP financial measures to the comparable GAAP financial measures because they are unable to reasonably predict certain items contained in the GAAP financial measures, including non-recurring and infrequent items that are not indicative of Neos’ and Aytu’s respective ongoing operations. These items are uncertain, depend on various factors and could have a material impact on Neos’ and Aytu’s respective GAAP results for the applicable period. Reconciliations of any non-GAAP financial measures were not used or relied upon by Neos’ or Aytu’s financial advisors for purposes of their respective financial analysis as described herein in the sections entitled “—Opinion of Neos’ Financial Advisor” and “—Opinion of Aytu’s Financial Advisor” or by the Neos Board or the Aytu Board in connection with their respective considerations of the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Neos and Aytu encourage you to review all of their respective financial statements included in the sections entitled “Selected Historical Consolidated Financial Data of Neos,” “Selected Historical Consolidated Financial Data of Aytu,” “Notes to Unaudited Pro Forma Condensed Combined Financial Information,” “Comparative Historical and Unaudited Pro Forma Combined Per Share Data” and “Certain Unaudited Pro Forma Condensed Combined Financial Statements” in their entirety and to not rely on any single financial measure.

Summary of Projections Presented to the Neos Board

The financial projections concerning each of Neos and Aytu on a standalone basis, without giving effect to the merger, and also of the combined company on a pro forma basis set forth in this section were prepared by or based on information provided by Neos management or Aytu management, as applicable, and made available to the Neos Board in its review and evaluation of the Merger and to Neos’ financial advisor. See the section entitled “—Opinion of Neos’ Financial Advisor.” The following summary of the financial projections presented to the Neos Board is not included in this joint proxy statement/prospectus to influence the voting decision of any Neos stockholder or Aytu stockholder with respect to adoption of the Merger Agreement, or approval of the Exchange Ratio, as applicable, or for any other purpose except to provide a summary of the financial projections that, in whole or in part, were provided, or formed the basis of what was provided, to the Neos Board and Neos’ financial advisor in connection with their evaluation of the Merger as described herein.

Summary of the Neos Management Unadjusted Neos Projections

The following table presents a summary of selected prospective financial information for Neos for the calendar years 2021 through 2026, as prepared by Neos management in connection with Neos’ evaluation of the Merger (the “Neos Management Unadjusted Neos Projections”). The Neos Transaction Committee approved the Neos Management Unadjusted Neos Projections for use by MTS and to be provided to Aytu. See the section entitled “— Opinion of Neos’ Financial Advisor.” The Neos Management Unadjusted Neos Projections were presented to the Neos Board for the purposes of considering and evaluating the Merger.

Neos Management Unadjusted Neos Projections
($ in millions)

	2021E	2022E	2023E	2024E	2025E	2026E
Total Net Revenue	$68.9	$77.5	$83.0	$95.0	$108.8	$102.2
Gross Profit	$44.7	$54.5	$63.0	$74.7	$86.0	$77.6
EBIT(1)	$(0.2)	$5.7	$3.0	$16.1	$34.8	$26.0

(1)	EBIT refers to earnings before interest and taxes.

Summary of Neos Management Risk-Adjusted Neos Projections

In connection with Neos’ consideration of the Merger, Neos management also generated an adjusted set of Neos projections for the calendar years 2021 through 2026, a summary of which is presented in the table below (the “Neos Management Risk-Adjusted Neos Projections”). The Neos Management Risk-Adjusted Neos Projections were based on the Neos Management Unadjusted Neos Projections, to which Neos management adjusted the revenues and expenses related to Phase I NT0502 for a 15.1% probability of success of a launch of Phase I NT0502 in 2024 and stepwise based on anticipated study milestones and the probability of each milestone’s achievement.

The Neos Management Risk-Adjusted Neos Projections were presented to the Neos Board for the purposes of considering and evaluating the Merger, and were shared with MTS which was directed by Neos management to use the Neos Management Risk-Adjusted Neos Projections in certain of its financial analyses. See the section entitled “— Opinion of Neos’ Financial Advisor.”

Neos Management Risk-Adjusted Neos Projections
($ in millions)(1)

	2021E	2022E	2023E	2024E	2025E	2026E
Total Net Revenue	$68.9	$77.5	$83.0	$89.7	$86.3	$56.6
Gross Profit	$44.7	$54.5	$63.0	$70.4	$68.3	$42.9
EBIT(2)	$(0.2)	$7.4	$14.8	$26.5	$32.7	$14.2

(1)	Revenues and expenses related to Phase I NT0502 were adjusted for a 15.1% probability of success of a launch of Phase I NT0502 in 2024 and stepwise based on anticipated study milestones.
(2)	EBIT refers to earnings before interest and taxes.

In addition, at the direction of Neos management and for the purpose of its discounted cash flow analysis of Neos, MTS calculated unlevered free cash flow from the Neos Management Risk-Adjusted Neos Projections, as set forth below.

($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
EBIT(1)	$(0.2)	$7.4	$14.8	$26.5	$32.7	$14.2
Less: Taxes(2)	--	(0.8)	(0.8)	(1.2)	(1.4)	(0.6)
NOPAT(3)	$(0.2)	$6.6	$14.1	$25.3	$31.4	$13.6
Plus: D&A(4)	5.2	4.4	4.1	3.0	2.5	2.7
Less: Capex(4)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)
Less: Inc. in NWC(5)	3.7	4.6	4.8	5.1	(1.1)	(9.9)
Unlevered Free Cash Flow(6)	$8.2	$15.0	$22.4	$33.0	$32.3	$5.9

(1)	EBIT refers to earnings before interest and taxes.
(2)	Assumes tax rate of 21% and net operating loss balance of $280.1 million at December 31, 2019, per Neos’ public filings.
(3)	Net operating profit after taxes (“NOPAT”) refers to EBIT less taxes.
(4)	Depreciation and amortization and capital expenditures per Neos Management Risk-Adjusted Neos Projections.
(5)	Increase in net working capital per Neos Management Risk-Adjusted Neos Projections, adjusted for NT0502 probability of success.
(6)	Unlevered Free Cash Flow is calculated as NOPAT plus depreciation and amortization less capital expenditures and increase in net working capital.

Summary of Neos Management Adjusted Aytu Projections

The following table presents a summary of selected projected financial information for Aytu for the calendar years 2021 through 2026 based on information provided by Aytu management (the “Unadjusted Aytu Projections”). These projections were based on an assumption that Aytu’s business would be in part restructured in connection with a merger. The Unadjusted Aytu Projections were provided to Neos management for the purposes of considering and evaluating the Merger and shared with Neos’ financial advisor. See the section entitled “— Opinion of Neos’ Financial Advisor.”

Unadjusted Aytu Projections (1)

($ in millions)

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$58.0	$70.1	$84.3	$98.1	$111.5	$124.7
Gross Profit	$40.6	$49.4	$59.5	$69.2	$78.6	$87.8
EBIT(2)	$1.0	$7.0	$14.8	$22.0	$30.3	$36.7

(1)	Adjusted to reflect calendar year projections by summing half of two consecutive fiscal year projections; 2026 calendar year projection calculated using Aytu’s projected revenues and keeping cost margins constant for 2027.
(2)	EBIT refers to earnings before interest and taxes.

In connection with Neos’ consideration of the Merger, Neos management generated an adjusted set of Aytu projections for the calendar years 2021 through 2026, a summary of which is presented in the table below (the “Neos Management Adjusted Aytu Projections”). The Neos Management Adjusted Aytu Projections were based on the Unadjusted Aytu Projections, to which Neos management applied its own assumptions for revenue growth and operating expenses.

The Neos Management Adjusted Aytu Projections were presented to the Neos Board for the purposes of considering and evaluating the Merger and were shared with MTS which was directed by Neos management to use the Neos Management Adjusted Aytu Projections in certain of its financial analyses. See the section entitled “—Opinion of Neos’ Financial Advisor.”

Neos Management Adjusted Aytu Projections (1)

($ in millions)

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$53.3	$55.7	$60.1	$64.2	$68.2	$72.1
Gross Profit	$37.4	$39.6	$42.9	$46.1	$49.0	$51.9
EBIT(2)	$(1.1)	$0.3	$3.1	$5.7	$9.7	$12.1

(1)	Adjusted to reflect calendar year projections by summing half of two consecutive fiscal year projections; 2026 calendar year projection calculated using Neos’ projected Aytu revenues and keeping cost margins constant for fiscal year 2027.

(2)	EBIT refers to earnings before interest and taxes.

In addition, at the direction of Neos management, and for the purpose of its discounted cash flow analyses of Aytu, MTS calculated, from the Neos Management Adjusted Aytu Projections, unlevered free cash flow as set forth below.

($ in millions)(1)	2021E	2022E	2023E	2024E	2025E	2026E
EBIT(2)	$(1.1)	$0.3	$3.1	$5.7	$9.7	$12.1
Less: Taxes(3)	--	(0.0)	(0.1)	(0.2)	(0.4)	(0.5)
NOPAT(4)	$(1.1)	$0.3	$3.0	$5.5	$9.3	$11.6
Plus: D&A(5)	6.4	6.2	6.1	6.1	4.6	4.6
Less: Capex(6)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Less: Inc. in NWC(7)	(2.1)	(0.2)	(0.4)	(0.4)	(0.4)	(0.4)
Unlevered Free Cash Flow (8)	$3.1	$6.2	$8.6	$11.1	$13.4	$15.7

(1)	Adjusted to reflect calendar year projections by summing half of two consecutive fiscal year projections; 2026 calendar year projection calculated using Neos’ management adjusted Aytu projected revenues and keeping cost margins constant for fiscal 2027.
(2)	EBIT refers to earnings before interest and taxes.
(3)	Assumes tax rate of 21% and net operating loss balance of $147.1 million at June 30, 2020, per Aytu’s public filings.
(4)	NOPAT refers to EBIT less taxes.
(5)	Assumes depreciation expense per year of $0.1 million in line with historical figures. Amortization projected based on schedule in Aytu’s Form 10-K filed with the SEC on October 6, 2020.
(6)	Assumes de minimis capital expenditures of $0.1 million in line with historical figures.
(7)

Increase in net working capital projected as 10% of the change in net revenue. 2021E change in net working capital calculated off of fiscal year change in net revenues. Calendar year change in net revenues used for working capital calculations thereafter.

(8)	Unlevered Free Cash Flow is calculated as NOPAT plus depreciation and amortization less capital expenditures and increase in net working capital.

Summary of Pro Forma Analysis

In connection with Neos’ evaluation of the Merger, and for purposes of MTS’ analysis of the projected performance of the pro forma combination, as described in the section entitled “Opinion of Neos’ Financial Advisor—Pro Forma Combination Analysis,” at the direction of Neos management, MTS generated certain estimated pro forma financial information for the combined company, a summary of which is presented in the table below (the “Pro Forma Analysis”). The Pro Forma Analysis reflects the sum of the Neos Management Risk-Adjusted Neos Projections, and the Neos Management Adjusted Aytu Projections, with the addition of certain operation expense (“OpEx”) synergies which were provided by Neos management to MTS. The Pro Forma Analysis was presented to the Neos Board for the purposes of considering and evaluating the Merger.

Pro Forma Analysis

($ in millions)(1)

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$122.2	$133.2	$143.0	$153.9	$154.6	$128.7
Gross Profit	$82.1	$94.1	$105.9	$116.5	$117.3	$94.9
OpEx Synergies(2)	$4.6	$9.4	$9.6	$9.7	$9.8	$10.0
EBIT(3)	$3.3	$17.1	$27.5	$41.9	$52.3	$36.3

(1)	Revenues and expenses related to Phase I NT0502 were adjusted for a 15.1% probability of success of a launch of Phase I NT0502 in 2024 and stepwise based on anticipated study milestones.
(2)	Estimated by Neos management for 2021-2023 and extrapolated by Neos management to 2026.
(3)	EBIT refers earnings before interest and taxes.

In addition, at the direction of Neos management, and for the purpose of its pro forma discounted cash flow analysis of the combined company, MTS calculated, from the Pro Forma Analysis, unlevered free cash flow as set forth below.

($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
EBIT(1)	$3.3	$17.1	$27.5	$41.9	$52.3	$36.3
Less: Taxes(2)	(0.7)	(1.1)	(1.1)	(1.6)	(2.0)	(1.2)
NOPAT(3)	$2.6	$16.0	$26.4	$40.3	$50.3	$35.1
Plus: D&A	11.5	10.3	10.0	9.0	6.9	7.1
Less: Capex	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)
Less: Inc. in NWC(4)	(3.8)	(1.1)	(1.0)	(1.1)	(0.1)	2.6
Unlevered Free Cash Flow (5)	$9.7	$24.7	$34.9	$47.5	$56.5	$44.1

(1)	EBIT refers to earnings before interest and taxes.
(2)	Assumes tax rate of 21%, $147.1mm of Aytu net operating losses at the closing of the merger and Neos’ net operating losses subject to Section 382 limit.
(3)	NOPAT refers to EBIT less taxes.
(4)	Increase in net working capital calculated as 10% of the change in net revenues.
(5)	Unlevered Free Cash Flow is calculated as NOPAT plus depreciation and amortization less capital expenditures and increase in net working capital.

Summary of Projections Presented to the Aytu Board

The financial projections set forth in this section concerning each of Neos and Aytu on a standalone basis, without giving effect to the merger, and also concerning the operating cost synergies expected to result from the merger were prepared by or based on information provided by Neos management or Aytu management, as applicable, and made available to the Aytu Board in its review and evaluation of the Merger and to Aytu’s financial advisor. The following summary of the financial projections presented to the Aytu Board is not included in this joint proxy statement/prospectus to influence the voting decision of any Neos stockholder or Aytu stockholder with respect to adoption of the Merger Agreement, or approval of the Exchange Ratio, as applicable, or for any other purpose except to provide a summary of the financial projections that, in whole or in part, were provided, or formed the basis of what was provided, to the Aytu Board in connection with its review and evaluation of the Merger and to Aytu’s financial advisor as described herein. For more information, see the section entitled “—Opinion of Aytu’s Financial Advisor.”

Summary of Aytu Management Projections

The following table presents a summary of selected projected financial information for Aytu for the fiscal years 2021 through 2025, as prepared by Aytu management in connection with the Aytu Board’s review of the Merger. These projections were developed based on Aytu management’s expectations for revenues and costs and expenses for Aytu on a standalone basis.

These projections were (i) presented to the Aytu Board for the purposes of considering and evaluating the Merger, (ii) shared with Aytu’s financial advisor and (iii) approved by Aytu management for use by Aytu’s financial advisor in connection with its analyses and opinion. For more information, see the section entitled “—Opinion of Aytu’s Financial Advisor.”

Aytu Management Projections

	Stub Period: 12/31/2020 – 6/30/2021	FY 2022E 6/30/2022	FY 2023E 6/30/2023	FY 2024E 6/30/2024	FY 2025E 6/30/2025
Total Net Revenue	$29.0	$65.6	$78.4	$91.2	$104.3
Gross Profit	$20.0	$44.8	$53.4	$62.0	$70.9
EBIT(1)	$(3.7)	$(7.2)	$(3.3)	$0.5	$4.5

(1)	EBIT refers to earnings before interest and taxes.

In addition, Aytu’s financial advisor, for purposes of its discounted cash flow analysis, of Aytu calculated unlevered free cash flows for Aytu from the Aytu Management Projections, which unlevered free cash flows were approved by Aytu management for use by Aytu’s financial advisor, as set forth below.

($ in millions)	Stub Period: 12/31/2020 – 6/30/2021	FY 2022E 6/30/2022	FY 2023E 6/30/2023	FY 2024E 6/30/2024	FY 2025E 6/30/2025
EBIT(1)	$(3.7)	$(7.2)	$(3.3)	$0.5	$4.5
Less: Taxes(2)	--	--	--	(0.1)	(1.2)
Tax-Adjusted Operating Profit(3)	$(3.7)	$(7.2)	$(3.3)	$0.3	$3.3
Plus: D&A(4)	0.9	1.8	1.8	1.8	1.8
Less: Capex(4)	(0.0)	(0.1)	(0.1)	(0.1)	(0.1)
Less: (Inc.)/Dec. in NWC(5)	0.3	(0.1)	(0.9)	(0.7)	(0.7)
Unlevered Free Cash Flow(6)	$(2.6)	$(5.7)	$(2.5)	$1.3	$4.3

(1)	EBIT refers to earnings before interest and taxes.
(2)	Assumes tax rate of 26% per Aytu Management.
(3)	Refers to EBIT less taxes, assuming a tax rate of 26% per Aytu Management.
(4)	Depreciation and amortization and capital expenditures per Aytu Management.
(5)	Change in net working capital per Aytu Management.
(6)	Unlevered Free Cash Flow is calculated as tax-adjusted operating profit plus depreciation and amortization less capital expenditures and increase in net working capital.

Summary of Neos Management Projections

The following table presents a summary of selected projected financial information for Neos for the fiscal years 2021 through 2025. These projections, which are the same as the Neos Management Unadjusted Neos Projections referred to above, were (i) approved by the Neos Transaction Committee, (ii) provided to Aytu management for the purposes of considering and evaluating the Merger, (iii) presented to the Aytu Board for the purposes of considering and evaluating the Merger, (iv) shared with Aytu’s financial advisor and (v) approved by Aytu management for use by Aytu’s financial advisor in connection with its analyses and opinion. For more information, see the section entitled “—Opinion of Aytu’s Financial Advisor.”

Neos Management Projections

	FY 2021E 12/31/2021	FY 2022E 12/31/2022	FY 2023E 12/31/2023	FY 2024E 12/31/2024	FY 2025E 12/31/2025
Total Net Revenue	$68.9	$77.5	$83.0	$95.0	$108.8
Gross Profit	$44.7	$54.5	$63.0	$74.7	$86.0
EBIT(1)	$(0.2)	$5.7	$3.0	$16.1	$34.8

(1)	EBIT refers to earnings before interest and taxes.

In addition, Aytu’s financial advisor, for purposes of its discounted cash flow analysis of Neos, calculated unlevered free cash flows for Neos from the Neos Management Projections, which unlevered free cash flows were approved by Aytu management for use by Aytu’s financial advisor, as set forth below.

($ in millions)	FY 2021E 12/31/2021	FY 2022E 12/31/2022	FY 2023E 12/31/2023	FY 2024E 12/31/2024	FY 2025E 12/31/2025
EBIT(1)	$(0.2)	$5.7	$3.0	$16.1	$34.8
Less: Taxes(2)	--	(1.5)	(0.8)	(4.2)	(9.1)
Tax-Adjusted Operating Profit(3)	$(0.2)	$4.2	$2.2	$11.9	$25.8
Plus: D&A(4)	3.7	3.9	4.1	3.0	2.5
Less: Capex(4)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)
Less: (Inc.)/Dec. in NWC(5)	4.1	4.8	4.8	5.6	1.8
Unlevered Free Cash Flow(6)	$7.1	$12.4	$10.5	$20.1	$29.5

(1)	EBIT refers to earnings before interest and taxes.
(2)	Assumes tax rate of 26% per Aytu Management.
(3)	Refers to EBIT less taxes.
(4)	Depreciation and amortization and capital expenditures per Neos Management Projections as of November 20, 2020 and approved by Aytu management for use by Aytu’s financial advisor.
(5)	Working capital per Neos Management Projections as of November 20, 2020 and approved by Aytu management for use by Aytu’s financial advisor.
(6)	Unlevered Free Cash Flow is calculated as tax-adjusted operating profit plus depreciation and amortization less capital expenditures and increase in net working capital.

Summary of Operating Cost Synergies

Aytu management provided to Aytu’s financial advisor certain estimates of operating cost synergies anticipated by Aytu management to result from the Merger. These synergies and their projected free cash flow impact on the pro forma combined company are presented in the following table.

Operating Cost Synergies

($ in millions)	Stub Period: 12/31/2020 – 6/30/2021	FY 2022E 6/30/2022	FY 2023E 6/30/2023	FY 2024E 6/30/2024	FY 2025E 6/30/2025
Aytu SG&A Expenses	$5.4	$7.1	$7.1	$7.1	$7.1
Corporate Expenses	$5.1	$5.1	$5.1	$5.1	$5.1
Neos SG&A	$1.3	$3.3	$3.3	$3.3	$3.3
Costs to Achieve(1)	$(7.5)	$(1.0)	$--	$--	$--
Total Net Cost Synergies	$4.3	$14.5	$15.5	$15.5	$15.5

Unlevered Free Cash Flow(2)	$3.1	$10.7	$11.4	$11.4	$11.4

(1)	Includes restructuring costs, transaction costs, and other non-recurring costs to achieve synergies per Aytu Management
(2)	Assumes tax rate of 26% per Aytu Management. Unlevered free cash flows were calculated by Aytu’s financial advisor from the Operating Cost Synergies provided by Aytu management, and approved by Aytu management for use by Aytu’s financial advisor

Aytu’s Reasons for the Merger; Recommendation of the Aytu Board that Aytu Stockholders Approve the Common Stock Issuance

In reaching its decision to approve, and declare advisable, the Merger Agreement and the others transactions contemplated by the Merger Agreement, including the stock issuance, the Aytu Board, as described above in the sections entitled “Neos Proposal I: Adoption of the Merger Agreement and Aytu Proposal I: Approval of the Merger Consideration — Neos’ Reasons for the Merger; Recommendation of the Neos Board that Neos Stockholders Approve the Merger Proposal — Background of the Merger,” held a number of meetings, consulted with Aytu’s management and its legal and financial advisors and considered a number of factors, including its knowledge of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of Aytu, Neos, and the combined company following the merger (taking into account the results of Aytu’s diligence of Neos), as well as the risks in achieving those prospects. The Aytu Board considered a variety of factors that weighed positively in favor of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement. These factors included the following, which are not necessarily in order of importance:

Strategic Benefits of the Transaction

●	the merger will create a leading specialty pharmaceutical company, well positioned for sustained product innovation and long-term growth and, with complementary areas of focus, the combined company will operate with greater reach, in terms of both patients and geography, therapeutic markets, and scale;

●	the combined company will have a deep and diverse stable of products inclusive of both prescription and consumer products competing in large therapeutic categories;

●	the combined company will have a more diverse product portfolio than either company on a standalone basis, with over ten branded prescription products and over twenty consumer health products expected to have more than $100 million in annual sales with growth expected beyond that level;

●	the combined company will have a stronger income statement and faster path to profitability than either company would have on a standalone basis;

●	the combined company is expected to have greater financial resources and flexibility, even after taking into account transaction-related indebtedness, to realize the full potential of its product portfolio, to engage in additional product development, and to invest in other business development opportunities for sustainable long-term growth, including through the combined company’s established collaboration network;

●	the combined company is expected to be in a better position to operate in the current and expected future pharmaceutical landscape, including operating in and responding to the current and expected future regulatory and competitive challenges facing industry participants;

●	the expectation that the transaction will result in meaningful cost synergies across general and administrative, commercial and other operating expenses, with anticipated run-rate cost synergies of over $15 million by 2023;

●	the belief that the complementary cultures of the two companies will allow for, and that the Aytu management team will be able to work together with members of Neos’ management to enable, a successful integration of Aytu and Neos following the consummation of the merger; and

●	the expectation that the complementary nature of the businesses and products of Aytu and Neos will allow for a successful integration of the two companies, and enhance the combined company’s future opportunity and flexibility in determining whether to elect to engage in a potential separation or other strategic transaction involving one or both of its businesses.

Transaction Terms

●	the expectation that the merger will be significantly accretive to the implied values per share of Aytu common stock as well as to Aytu’s estimated EPS going forward;

●	based on the number of shares of Aytu common stock anticipated to be immediately issued to Neos stockholders upon closing of the merger (which could be impacted by changes in Neos stock price leading to exercise of options not otherwise being assumed by Aytu or by additional issuances of Neos common stock that Aytu may consent to) and the number of shares of Aytu common stock outstanding as of December 31, 2020, it is expected that, immediately after completion of the merger, former Neos stockholders are expected to own approximately 24% of the outstanding shares of Aytu common stock and existing Aytu stockholders are expected to own approximately 76% of the outstanding shares of Aytu common stock and therefore will have the opportunity to participate in the future performance of the combined company, including synergies;

●	the fact that because the exchange ratio under the Merger Agreement is fixed (and will not be adjusted for fluctuations in the market price of Aytu common stock or Neos common stock during the period prior to the completion of the merger), Aytu has greater certainty as to the number of shares of Aytu common stock to be issued in the merger;

●	the terms and conditions of the Merger Agreement, including the regulatory and other commitments by both Aytu and Neos to complete the merger and the absence of a financing condition to Aytu’s obligation to close the merger;

●	the Aytu Board’s belief that, while the consummation of the merger is subject to the satisfaction of various conditions, such conditions are likely to be satisfied, in each case, without a material adverse impact on the respective businesses of Aytu, Neos or the combined company;

●	the fact that, while Aytu is obligated to use its reasonable best efforts to complete the merger, such efforts standard does not obligate Aytu to take any actions or agree to any terms, conditions or limitations as a condition to, or in connection with, obtaining any regulatory approvals required to complete the merger that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the combined company after giving effect to the merger;

●	there are limited overlaps between the businesses of Neos and Aytu relative to those that could be present in transactions with certain other industry participants;

●	the ability of the Aytu Board, subject to certain conditions and in certain circumstances the payment of the termination fee, to terminate the Merger Agreement, as more fully described in the section entitled “The Merger Agreement — Termination of the Merger Agreement;”

●	the fact that Neos is required to pay the Neos termination fee if the Merger Agreement is terminated under certain circumstances described in the section entitled “The Merger Agreement — Termination Fees and Expenses;”

●	the anticipated ability of Aytu to service and pay down the indebtedness incurred in connection with the merger;

●	the merger is conditioned upon the approval by the Aytu stockholders of the Common Stock Issuance, which will be free to approve or reject the stock issuance; and

●	the merger consideration was the result of a series of arm’s length negotiations between the parties

Other Factors

●	the respective businesses, operations, management, financial condition, earnings and prospects of Aytu and Neos;

●	the results of Aytu’s management’s due diligence investigation of Neos, including the results of the business, financial, accounting and legal due diligence investigations of Neos and the reputation, business practices and experience of Neos and its management;

●	the review by the Aytu Board with its legal and financial advisors of the structure of the merger and the financial and other terms of the Merger Agreement and the merger;

●	the financial analysis presented to the Aytu Board by Cowen with respect to the Exchange Ratio and the opinion of Cowen to the Aytu Board, to the effect that, as of December 9, 2020 and subject to the various assumptions and limitations set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to Aytu, as more fully described below under the section entitled “—Opinion of Aytu’s Financial Advisor.” The full text of Cowen’s written opinion is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference; and

●	trends and competitive developments in the biopharmaceutical industry.

The Aytu Board also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following, which are not necessarily listed in the order of importance:

●	the expected dilution associated with the Common Stock Issuance and the assumption of outstanding Neos equity awards and options;

●	the risk that the potential benefits of the merger may not be fully realized, including the possibility that transaction synergies may not be realized to the extent or on the timeline expected, or at all, and that Aytu paid more for Neos than the value it will derive from the merger;

●	the risk of diverting Aytu management focus and resources from other strategic opportunities and from operational matters, and potential disruption of Aytu management associated with the merger and integrating the companies;

●	the risk that the merger may not be completed despite the parties’ efforts or that completion of the merger may be delayed, even if the requisite approvals are obtained from Aytu stockholders and Neos stockholders, including the possibility that conditions to the parties’ obligations to complete the merger may not be satisfied, and the potential resulting disruptions to Aytu’s business (and the disruptions of the combined company if the merger is ultimately completed);

●	the risks and costs to Aytu during the pendency of the merger and if the merger is not completed of the merger on Aytu’s businesses (or, following the completion of the merger, on the combined company’s businesses), including uncertainty about the effect of the proposed merger on Aytu’s employees, customers, potential customers, distributors, suppliers and other parties, which may impair Aytu’s ability to attract, retain and motivate key personnel and could cause customers, potential customers, suppliers, distributors and others to seek to change or not enter into business relationships with Aytu, and the risk that the trading price of the Aytu common stock could be materially adversely affected if the merger is not completed;

●	the merger is subject to the approval of the Neos stockholders, which will be free to approve or reject the merger, subject to certain exceptions described in the section entitled “The Merger Agreement — Termination of the Merger Agreement;”

●	the risk that the shares of Aytu common stock to be issued in the merger are not approved for listing on Nasdaq, which is a condition to completion of the merger;

●	the potential length of time before the closing conditions can be satisfied, including as a result of the regulatory approval provisions and the fact that the parties may therefore not be able to close the merger for an extended period of time, during which Aytu would be subject to the Merger Agreement and bound by the various covenants and restrictions set forth therein;

●	the fact that Aytu has incurred and will continue to incur significant costs and expenses in connection with the contemplated transaction, regardless of whether it is completed, and will absorb the costs and expenses of Neos if the merger is completed;

●	the Merger Agreement permits Neos, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the time that Neos stockholders approve the merger;

●	Neos’ ability, subject to certain conditions and in certain circumstances the payment of the Neos termination fee, to terminate the Merger Agreement, as more fully described in the section entitled “The Merger Agreement — Termination of the Merger Agreement;”

●	under certain circumstances under the Merger Agreement, Aytu may be required to pay the termination fee, which is described in section entitled “The Merger Agreement — Termination Fees and Expenses;”

●	the Merger Agreement permits the Neos Board, subject to certain conditions, to make an adverse recommendation change to the Neos stockholders that they approve the Merger Agreement if it would be reasonably likely to be inconsistent with the Neos Board’s fiduciary duties to fail to do so;

●	the fact that Aytu will be subject to certain restrictions on the conduct of its businesses during the period between signing the Merger Agreement and completion of the merger, which could prevent Aytu from taking certain actions or otherwise pursuing certain business opportunities during the pendency of the merger;

●	Neos’ ability to specifically enforce all of Aytu’s obligations, in all events, under the Merger Agreement;

●	the risk that the additional debt incurred in connection with the merger could have a negative impact on combined company’s credit ratings and operational flexibility;

●	the risk of litigation related to the transaction; and

●	various other risks associated with the merger and the businesses of Aytu, Neos and the combined company described in the section entitled “Risk Factors.”

During its consideration of the merger, the Aytu Board was also aware that certain of Neos’ directors and executive officers may have interests in the merger that are different from or in addition to those of Neos stockholders generally, as described in the section entitled “Interests of Neos’ Directors and Executive Officers in the Merger.”

The Aytu Board determined that, taken as a whole, these potential risks and uncertainties were outweighed by the benefits that the Aytu Board expects to achieve for its stockholders as a result of the merger. The Aytu Board realized that there could be no assurance about future results, including results considered or expected as disclosed in the above reasons. The above discussion of the material factors considered by the Aytu Board in its consideration of the merger and the other transactions contemplated by the Merger Agreement is not intended to be exhaustive, but does set forth some of the principal factors considered by the Aytu Board. In light of the number and wide variety of factors considered in connection with the evaluation of the merger and the other transactions, the Aytu Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The Aytu Board viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Aytu’s reasons for the merger and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The Aytu Board may change its recommendation if it determines in good faith (after consultation with outside legal counsel) that its fiduciary duties would require it to do so in light of facts and circumstances arising after the signing of the Merger Agreement.

Opinion of Aytu’s Financial Advisor

Aytu retained Cowen to act as its exclusive financial advisor in connection with a proposed transaction involving Neos, and to render an opinion to the Aytu Board as to the fairness, from a financial point of view, to Aytu, of the Exchange Ratio pursuant to the Merger Agreement. On December 9, 2020, Cowen delivered its opinion to the Aytu Board to the effect that, as of that date and subject to the various assumptions and limitations set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to Aytu.

The full text of the written opinion of Cowen, dated December 9, 2020, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Aytu encourages Aytu stockholders to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Aytu Board and are directed only to the fairness, from a financial point of view, to Aytu of the Exchange Ratio pursuant to the Merger Agreement. Cowen’s opinion is not a recommendation to any stockholder or any other person as to whether such stockholder or such person should take any other action in connection with the merger or otherwise.

In connection with its opinion, Cowen reviewed and considered such financial and other matters as Cowen deemed relevant, including, among other things:

●	a draft of the Merger Agreement dated December 9, 2020;

●	certain publicly available financial and other information for Neos and certain other relevant financial and operating data furnished to Cowen by the management of Neos and approved for Cowen’s use by the management of Aytu;

●	certain publicly available financial and other information for Aytu and certain other relevant financial and operating data furnished to Cowen by the management of Aytu and approved for Cowen’s use by the management of Aytu;

●	certain internal financial analyses, financial forecasts, reports and other information concerning Neos prepared by the management of Neos and approved for Cowen’s use by the management of Aytu (the “Neos Forecasts”);

●	certain internal financial analyses, financial forecasts, reports and other information concerning Aytu prepared by the management of Aytu (the “Aytu Forecasts” and, together with the Neos Forecasts, the “Forecasts”), and the amounts and timing of the cost savings and related expenses expected to result from the merger prepared by the management of Aytu (the “Expected Synergies”);

●	discussions Cowen had with certain members of the managements of each of Neos and Aytu concerning the historical and current business operations, financial conditions and prospects of Neos and Aytu, the Expected Synergies and such other matters Cowen deemed relevant;

●	certain operating results of Neos and Aytu as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

●	the reported price and trading history of the shares of the Neos Common Stock and the Aytu Common Stock as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant; and

●	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the consent of the Aytu Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Cowen by Neos and Aytu, respectively, or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verifications, the assessment of the management of Aytu as to the existing products and services of Neos and Aytu and the viability of, and risks associated with, the future products and services of Neos and Aytu. In addition, Cowen did not conduct or assume any obligation to conduct any physical inspection of the properties or facilities of Neos or Aytu. Cowen further relied upon the representation of Aytu that all information provided to Cowen was accurate and complete in all material respects. Cowen, with the consent of the Aytu Board, assumed that the Forecasts and the Expected Synergies were reasonably prepared by the respective managements of Neos and Aytu, as applicable, on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Neos and Aytu, as applicable, and that the Forecasts and the Expected Synergies provided a reasonable basis for Cowen’s opinion. Cowen expressed no opinion as to the Forecasts or the Expected Synergies, or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Cowen’s opinion of which Cowen became aware after the date thereof.

Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Neos or Aytu since the dates of the last financial statements made available to Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Neos or Aytu, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of Neos, Aytu or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the merger, as to which Cowen assumed that Aytu and the Aytu Board received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate. Cowen assumed, with the consent of the Aytu Board, that the merger would qualify as a tax-free reorganization for federal income tax purposes. Cowen’s opinion addressed only the fairness of the Exchange Ratio, from a financial point of view, to Aytu. Cowen expressed no view as to any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Cowen did not express any opinion as to the terms of the Bridge Note or as to any resulting adjustment that may be made to the Exchange Ratio pursuant to the Bridge Note Adjustment.

Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date thereof. It should be understood that although subsequent developments may affect Cowen’s opinion, Cowen did not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaimed any responsibility to do so. Cowen did not express any opinion as to what the value of the Aytu Common Stock actually would be when issued or the prices at which the Aytu Common Stock would trade at any time, including following the announcement or consummation of the merger.

Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion Cowen assumed in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the merger would be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Cowen. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger. Cowen assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

It was understood that Cowen’s opinion was intended for the benefit and use of the Aytu Board in its consideration of the financial terms of the merger. Cowen’s opinion did not constitute a recommendation to the Aytu Board on whether or not to approve the merger or to any stockholder or any other person as to how to vote with respect to the merger or to take any other action in connection with the merger or otherwise. Cowen was not requested to opine as to, and its opinion did not in any manner address, Aytu’s underlying business decision to effect the merger or the relative merits of the merger as compared to other business strategies or transactions that might be available to Aytu. In addition, Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to any of Aytu’s officers, directors or employees, or class of such persons, relative to Aytu’s public stockholders or otherwise, or (ii) the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of Aytu.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Cowen in arriving at its opinion and presented to the Aytu Board. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses summarized below, and reviewed with the Aytu Board and Aytu management the assumptions on which such analyses were based and other factors, including the historical financial results of Aytu and Neos, the Forecasts and the Expected Synergies.

Implied Value of Merger Consideration

Cowen calculated the implied value, as of December 8, 2020, the last full trading day before the delivery of Cowen’s opinion, of the shares of Aytu Common Stock to be issued in the merger by multiplying the Exchange Ratio of 0.1088 by the closing price of Aytu Common Stock of $8.70 (as adjusted for the one-for-ten reverse stock split announced on December 8, 2020), which resulted in an implied value per share of Neos Common Stock of $0.95.

Historical Exchange Ratio Analysis

Cowen reviewed the historical exchange ratios implied by dividing the closing price per share of Neos Common Stock by the closing price per share of Aytu Common Stock (in each case as adjusted for the one-for-ten reverse stock split announced on December 8, 2020), as of December 8, 2020 and during the 7-day, 30-day, 90-day and 1-year time periods prior to December 8, 2020. Cowen noted that the implied historical exchange ratio as of December 8, 2020 was 0.0672x, and the implied premium of the Exchange Ratio of 0.1088 to such implied historical exchange ratio was 61.8%. Cowen also noted that and that the low, median, mean and high implied historical exchange ratios for the 7-day, 30-day, 90-day and 1-year time periods prior to December 8, 2020, and the implied premium of the Exchange Ratio of 0.1088 to such implied historical exchange ratios, were as set forth in the table below:

Historical Exchange Ratio Analysis

Time Period	Low		Implied Premium of Exchange Ratio	Median		Implied Premium of Exchange Ratio	Mean		Implied Premium of Exchange Ratio	High		Implied Premium of Exchange Ratio
7-day	0.0667	x	63.1%	0.0707	x	53.9%	0.0703	x	54.8%	0.0751	x	44.8%
30-day	0.0520	x	109.3%	0.0633	x	72.0%	0.0630	x	72.6%	0.0751	x	44.8%
90-day	0.0377	x	188.3%	0.0581	x	87.4%	0.0586	x	85.8%	0.0854	x	27.4%
1-year	0.0374	x	190.8%	0.0581	x	87.1%	0.0923	x	17.9%	0.3851	x	(71.7)%

Selected Companies Analysis

To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for Neos and Aytu to the corresponding data and multiples of certain other companies in the specialty pharmaceutical industry (the “Selected Companies”) whose securities are publicly traded and that Cowen believed, in the exercise of its professional judgment and experience, to have one or more businesses or operating characteristics, market valuations and trading valuations similar to what might be expected of Neos and Aytu. These companies were:

●	Acorda Therapeutics, Inc.

●	Adamas Pharmaceuticals, Inc.

●	Antares Pharma, Inc.

●	Assertio Holdings, Inc.

●	Catalyst Pharmaceuticals, Inc.

●	Collegium Pharmaceutical, Inc.

●	Osmotica Pharmaceuticals plc

●	RedHill Biopharma Ltd.

●	Supernus Pharmaceuticals, Inc.; and

●	TherapeuticsMD, Inc.

The data and multiples reviewed by Cowen included the market capitalization of equity plus debt and debt-like instruments less cash (“Enterprise Value”) of each of the Selected Companies, as a multiple of estimated revenue for calendar years 2020 (“CY2020E”), 2021 (“CY2021E”) and 2022 (“CY2022E”), respectively, based on Capital IQ consensus estimates, where available, or otherwise from Wall Street research analyst reports.

The following table presents the multiples of Enterprise Value to revenue, as of December 8, 2020 for the Selected Companies for CY2020E, CY2021E and CY2022E, respectively:

Selected Companies
Enterprise Value Multiples

Financial Metric	Low		High		Median		Mean
CY2020E Revenue	0.8	x	7.7	x	2.5	x	3.1	x
CY2021E Revenue	0.7	x	3.2	x	2.2	x	2.2	x
CY2022E Revenue	0.7	x	2.7	x	1.7	x	1.7	x

Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to Neos or Aytu. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies, Neos and Aytu to which they are being compared.

Neos Analysis

Based upon the information regarding the Selected Companies summarized above, Cowen’s experience in the specialty pharmaceutical industry and its professional judgment, Cowen applied the selected multiple ranges set forth in the table below to the corresponding financial data for Neos, based on the Neos Forecasts, to calculate an implied enterprise value reference range. Cowen then subtracted total debt and added cash and cash equivalents, each as of September 30, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted shares outstanding to calculate a reference range of implied values per share of Neos Common Stock. The selected companies analysis indicated the implied approximate per share equity value reference ranges of Neos Common Stock set forth in the table below, as compared to the closing price of Neos Common Stock of $0.59 per share, and the implied value of the merger consideration of $0.95 per share, each as of December 8, 2020.

Neos Selected Companies Analysis

Financial Metric	Selected Multiple Range		Implied Equity Value Per Share Reference Range
CY2020E Revenue	0.80x - 2.40	x	$0.28 - $1.99
CY2021E Revenue	0.70x - 2.10	x	$0.35 - $2.16

Aytu Analysis

Based upon the information regarding the Selected Companies summarized above, Cowen’s experience in the specialty pharmaceutical industry and its professional judgment, Cowen applied the selected multiple ranges set forth in the table below to the corresponding financial data for Aytu, based on the Aytu Forecasts, to calculate an implied enterprise value reference range. Cowen then subtracted total debt and added cash and cash equivalents, each as of September 30, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted shares outstanding to calculate a reference range of implied values per share of Aytu Common Stock. The selected companies analysis indicated the implied approximate per share equity value reference ranges of Aytu Common Stock set forth in the table below, as compared to the closing price of Aytu Common Stock of $8.70 per share as of December 8, 2020 (as adjusted for the one-for-ten reverse stock split announced on December 8, 2020).

Aytu Selected Companies Analysis

Financial Metric	Selected Multiple Range		Implied Equity Value Per Share Reference Range
CY2020E Revenue	1.0x - 2.3	x	$4.76 - $9.85
CY2021E Revenue	0.9x - 2.0	x	$5.15 - $10.39

Implied Exchange Ratio Analysis

Using the results of the selected companies analyses summarized above, Cowen performed an implied exchange ratio analysis to calculate an indicative range of exchange ratios implied by the per share equity value reference ranges of Neos Common Stock and the per share equity value reference ranges of Aytu Common Stock, respectively. Cowen calculated the indicative range of implied exchange ratios by dividing the low end of per share equity value range of Neos Common Stock by the high end of the per share equity value range of Aytu Common Stock, and by dividing the high end of the per share equity value range of Neos Common Stock by the low end of the per share equity value range of Aytu Common Stock, respectively. This analysis resulted in the indicative ranges of implied exchange ratios set forth in the table below, as compared to the Exchange Ratio of 0.1088:

Implied Exchange Ratio Analysis

Financial Metric	Implied Exchange Ratio Reference Range
CY2020E Revenue	0.0286x - 0.4172	x
CY2021E Revenue	0.0332x - 0.4199	x

Discounted Cash Flow Analysis

Neos

Cowen performed a discounted cash flow analysis of Neos to derive a range of implied equity values per share of Neos Common Stock by calculating the net present value of Neos’s forecasted unlevered free cash flows for the calendar years ending December 31, 2021 through December 31, 2025, and the net present value of Neos’s terminal value, each based on the Neos Forecasts. Taking into account the results of the selected companies analysis summarized above, Cowen calculated terminal values for Neos by applying a range of terminal value revenue multiples of 0.8x to 2.4x to Neos’s estimated calendar year 2025 revenue. The net present values of Neos’s forecasted unlevered free cash flows and terminal values were then calculated by using discount rates ranging from 16.0% to 18.0%, which were based on an estimate of Neos’s weighted average cost of capital, and a valuation date of December 31, 2020, to determine an implied enterprise value reference range. Cowen then subtracted total debt and added cash and cash equivalents, each as of September 30, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted shares outstanding to calculate a reference range of implied equity values per share of Neos Common Stock. This analysis resulted in a range of implied equity values per share of Neos Common Stock of approximately $0.79 to $2.64.

Cowen performed a discounted cash flow analysis of the Expected Synergies by calculating the net present value of the unlevered free cash flows expected to result from the Expected Synergies for the calendar years ending December 31, 2021 through December 31, 2025, as provided by Aytu management, and the net present value of the terminal value of the Expected Synergies. Cowen calculated terminal values for the Expected Synergies by applying a range of perpetuity growth rates of 0.0% to 1.0% to the Expected Synergies for the calendar year 2025. The net present values of the forecasted unlevered free cash flows and terminal values were then calculated by using discount rates ranging from 13.0% to 15.0%, which were based on an estimate of Aytu’s weighted average cost of capital, and a valuation date of December 31, 2020, to determine an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted shares outstanding to calculate a range of implied equity values per share of Neos Common Stock. The discounted cash flow analysis of the Expected Synergies resulted in a range of implied equity values per share of Neos Common Stock of approximately $1.35 to $1.66, with a median value of approximately $1.49 per share.

Cowen performed a discounted cash flow analysis of Neos’s estimated federal and state net operating loss carryforward balances, or “NOLs,” as provided by Neos management and approved for Cowen’s use by the management of Aytu, by performing a discounted cash flow analysis of the tax savings resulting from Neos’s NOLs as of December 31, 2019 in calendar years 2021 through 2028. The net present value of the NOLs was calculated using a discount rate of 16.8%, which was based on an estimate of Neos’s cost of equity. The net present value of the NOLs was then divided by the number of fully diluted shares outstanding, resulting in an implied net present value per share of Neos Common Stock of approximately $0.18.

Using the results of the discounted cash flow analyses summarized above, Cowen calculated a reference range of implied equity values per share of Neos Common Stock, including the value of the Expected Synergies and the NOLs by adding to the range of implied equity values per share in the discounted cash flow analysis of Neos of approximately $0.79 to $2.64, the median equity value per share of the Expected Synergies of $1.49, and the net present value per share of the NOLs of $0.18. This analysis resulted in a reference range of implied approximate equity values per share of Neos Common Stock as set forth in the table below, in each case as compared to the closing price of Neos Common Stock of $0.59 per share and the implied value of the merger consideration of $0.95 per share, each as of December 8, 2020.

Neos Discounted Cash Flow Analysis

Implied Per Share Equity Value Reference Range
Neos - Excluding Expected Synergies and Excluding NOLs	$0.79 - $2.64
Neos - Including Expected Synergies and Excluding NOLs	$0.79 - $4.13
Neos - Including Expected Synergies and Including NOLs	$0.79 - $4.30

Aytu

Cowen performed a discounted cash flow analysis of Aytu to derive a range of implied equity values per share of Aytu Common Stock by calculating the net present value of Aytu’s forecasted unlevered free cash flows for the calendar years ending December 31, 2021 through December 31, 2025, and the net present value of Aytu’s terminal value, each based on the Aytu Forecasts. Taking into account the results of the selected companies analysis summarized above, Cowen calculated terminal values for Aytu by applying a range of terminal value revenue multiples of 1.0x to 2.3x to Aytu’s estimated calendar year 2025 revenue. The net present values of Aytu’s forecasted unlevered free cash flows and terminal values were then calculated by using discount rates ranging from 13.0% to 15.0%, which were based on an estimate of Aytu’s weighted average cost of capital, and a valuation date of December 31, 2020, to determine an implied enterprise value reference range. Cowen then subtracted total debt and added cash and cash equivalents, each as of September 30, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted shares outstanding to calculate a reference range of implied equity values per share of Aytu Common Stock. This analysis resulted in a range of implied equity values per share of Aytu Common Stock of approximately $4.42 to $10.47, as compared to the closing price of Aytu Common Stock of $8.70 per share as of December 8, 2020 (as adjusted for the one-for-ten reverse stock split announced on December 8, 2020).

Cowen calculated the net present value of Aytu’s estimated federal and state NOLs, as set forth in the Aytu Forecasts, by performing a discounted cash flow analysis of the forecasted unlevered free cash flows that would result from the tax savings achieved by utilizing Aytu’s NOL balance as of December 31, 2019 in calendar years 2021 through 2028. The net present value of the NOLs was calculated using a discount rate of 13.9%, which was based on an estimate of Aytu’s cost of equity. The net present value of the NOLs was then divided by the number of fully diluted shares outstanding to calculate a net present value per share of Aytu Common Stock of approximately $0.17.

Using the results of the discounted cash flow analyses summarized above, Cowen calculated a reference range of implied equity values per share of Aytu Common Stock, including the value of the NOLs, by adding to the range of implied equity values per share in the discounted cash flow analysis of Aytu of approximately $4.42 to $10.47, and the net present value per share of the NOLs of approximately $0.17. This analysis resulted in a reference range of implied approximate equity values per share of Aytu Common Stock, including the value of the NOLS, of $4.42 to $10.64, compared to the closing price of Aytu Common Stock of $8.70 per share as of December 8, 2020 (as adjusted for the one-for-ten reverse stock split announced on December 8, 2020).

Aytu Discounted Cash Flow Analysis

Implied Per Share Equity Value Reference Range
Aytu - Excluding NOLs	$4.42 - $10.47
Aytu - Including NOLs	$4.42 - $10.64

Implied Exchange Ratio Analysis

Using the results of the discounted cash flow analyses summarized above, Cowen performed an implied exchange ratio analysis to calculate an indicative range of exchange ratios implied by the per share equity value reference ranges of Neos Common Stock and Aytu Common Stock, respectively. Cowen calculated the indicative range of implied exchange ratios by dividing the low end of per share equity value range of Neos Common Stock (including the value of the NOLs and excluding the value of the Expected Synergies) by the high end of the per share equity value range of Aytu (including the value of the NOLs), and by dividing the high end of the per share equity value range of Neos Common Stock (including the value of the NOLs and excluding the value of the Expected Synergies) by the low end of the per share equity value range of Aytu (including the value of the NOLs), respectively. This analysis resulted in an indicative range of implied exchange ratios of 0.0744x to 0.6369x, as compared to the Exchange Ratio of 0.1088.

Illustrative “Has / Gets” Analysis

Cowen performed an illustrative “has / gets” analysis in order to compare (i) the implied per share equity value of the Aytu Common Stock on a standalone basis, based on a discounted cash flow analysis of Aytu, and (ii) the implied per share equity value of Aytu stockholders’ ownership interest of approximately 70% of the pro forma combined company, based on a discounted cash flow analysis of each of Aytu and Neos on a standalone basis, and a discounted cash flow analysis of the Expected Synergies and NOLs of each of Aytu and Neos. The assumption that Aytu stockholders would own approximately 70% of the pro forma combined company was based on the number of shares of Aytu common stock and the number of shares of Neos common stock outstanding, each calculated on a fully-diluted basis, and the number of shares of Aytu common stock anticipated to be issued to Neos stockholders upon closing of the merger based upon the Exchange Ratio, as if the merger were to close on the date of Cowen’s opinion, and without giving effect to any subsequent issuances of Aytu common stock.

As summarized above, Cowen performed a discounted cash flow analysis to derive a range of implied equity values per share of Aytu Common Stock on a standalone basis (including the value of Aytu’s NOLs) by calculating the net present value of Aytu’s forecasted unlevered free cash flows and the net present value of Aytu’s terminal value, each based on the Aytu Forecasts, and the net present value of Aytu’s NOLs. This analysis resulted in a reference range of implied equity values of Aytu Common Stock of $4.42 to $10.64 per share.

Cowen also performed a discounted cash flow analysis to derive a range of implied equity values per share of Aytu stockholders’ ownership interest of approximately 70% of the pro forma combined company. Cowen derived this range of equity values by calculating the implied equity value of Aytu on a standalone basis and the implied equity value of the NOLs of Aytu, each based on a discounted cash flow analysis as summarized above. Cowen then subtracted 30% of the implied equity value of Aytu on a standalone basis and 30% of the implied equity value of Aytu’s NOLs to derive an implied equity value range representing the approximate 70% of the implied equity value that Aytu would contribute to the pro forma combined company. Cowen then derived a range of equity values for Neos by calculating the implied equity value of Neos on a standalone basis and the implied equity value of the NOLs of Neos, each based on a discounted cash flow analysis as summarized above. Cowen then subtracted 30% of the implied equity value of Neos on a standalone basis and 30% of the implied equity value of Neos’s NOLs to derive an implied equity value range representing the approximate 70% of the implied equity value that Neos would contribute to the pro forma combined company. These figures were then added together to derive a range of implied equity values of Aytu stockholders’ approximately 70% ownership interest in the pro forma combined company. Cowen then calculated the net present value of the Expected Synergies by performing a discounted cash flow analysis, as summarized above, and subtracted 30% of the implied equity value of the Expected Synergies to derive an implied equity value range representing 70% of the net present value of the Expected Synergies. This figure was then added to the implied equity value of Aytu stockholders’ approximately 70% ownership interest in the pro forma combined company, to derive a range of implied equity values representing Aytu stockholders’ approximately 70% ownership interest in the pro forma combined company (including the value of the Expected Synergies). The figures in this implied equity value reference range were then divided by the number of fully diluted shares outstanding of Aytu Common Stock, to derive a reference range of implied per share equity values of Aytu stockholders’ ownership interest of approximately 70% of the pro forma combined company. This analysis resulted in a reference range of implied approximate equity values of Aytu Common Stock as set forth in the following table:

Illustrative “Has / Gets” Analysis

Discounted Cash Flow Analyses	Implied Equity Value Reference Range Per Share
Aytu standalone	$4.42 - $10.64
Aytu pro forma	$8.91 - $19.43

Cowen noted that the results of the “Has / Gets” analysis implied a range of illustrative value accretion of 82.6% to 101.6% per share of Aytu Common Stock compared to the low and high implied values per share of Aytu Common Stock on a standalone basis derived using the discounted cash flow analysis.

Contribution Analysis

Cowen analyzed the respective implied contributions of Aytu and Neos to the pro forma combined company based on:

●	current equity market capitalization as of December 8, 2020

●	current enterprise value as of December 8, 2020

●	historical revenue for the fiscal year 2020; and

●	estimated revenue for the fiscal years 2021 through 2024, based on the Aytu Forecasts and the Neos Forecasts, respectively

This analysis indicated the relative contribution of Aytu and Neos to the pro forma combined company set forth in the table below, in each case compared to the implied pro forma ownership percentage in the combined company of approximately 70% for holders of Aytu Common Stock and approximately 30% for holders of Neos Common Stock.

Contribution Analysis

Financial Metric	Aytu Contribution	Neos Contribution
Current Equity Value	79.1%	20.9%
Current Enterprise Value	62.7%	37.3%
FY2020 Revenue	31.4%	68.4%
FY2021E Revenue	47.5%	52.5%
FY2022E Revenue	47.3%	52.7%
FY2023E Revenue	49.4%	50.6%
FY2024E Revenue	50.6%	49.4%

Other Factors

Cowen also noted certain other factors with respect to Neos and Aytu, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

52 Week High / Low – Neos and Aytu

Cowen reviewed the closing prices of the shares of Neos Common Stock during the 52 week period prior to December 8, 2020, noting that the low and high closing prices during such period ranged from $0.45 to $1.98 per share of Neos Common Stock. Cowen also reviewed the closing prices of the shares of Aytu Common Stock during the 52 week period prior to December 8, 2020, noting that the low and high closing prices during such period ranged from $3.35 to $29.90 per share of Aytu Common Stock.

Cowen also reviewed the indicative range of implied exchange ratios calculated by dividing the low end of the 52 week per share equity value range of Neos Common Stock by the high end of the 52 week per share equity value of Aytu Common Stock, and by dividing the high end of the 52 week per share equity value range of Neos Common Stock by the low end of the 52 week per share equity value range of Aytu Common Stock, respectively, for each of the 52 week low and high of the closing market trading price of Neos Common Stock and Aytu Common Stock, and the low and high of the present value of the research analyst price targets for each of Neos and Aytu. This analysis resulted in an indicative range of implied exchange ratio of 0.0151x to 0.5907x, as compared to the Exchange Ratio of 0.1088.

Neos and Aytu Research Analyst Price Targets

Cowen reviewed selected public market trading price targets for the shares of Neos Common Stock prepared and published by equity research analysts that were publicly available as of December 8, 2020. These price targets reflect analysts’ estimates of the future public market trading price of the shares of Neos Common Stock at the time the price target was published. As of December 8, 2020, the undiscounted range of selected equity research analyst price targets per share of Neos Common Stock published during the preceding three month period was $1.00 to $10.00. Cowen calculated the present value of this range of selected equity research analyst price targets by applying a discount rate of 16.8%, based on an estimate of Neos’s cost of equity, which resulted in a range of present values of $0.86 to $8.56 per share.

Cowen also reviewed selected public market trading price targets for the shares of Aytu Common Stock prepared and published by equity research analysts that were publicly available as of December 8, 2020. These price targets reflect analysts’ estimates of the future public market trading price of the shares of Aytu Common Stock at the time the price target was published. As of December 8, 2020, the undiscounted range of selected equity research analyst price targets per share of Aytu Common Stock (as adjusted for the one-for-ten reverse stock split announced on December 8, 2020) published during the preceding three month period was $17.50 to $30.00. Cowen calculated the present value of this range of selected equity research analyst price targets by applying a discount rate of 13.8%, based on an estimate of Aytu’s cost of equity, which resulted in a range of present values of $15.38 to $26.36 per share.

Cowen also reviewed the indicative range of implied exchange ratios calculated by dividing the low end of the present value of the research analyst price targets for Neos Common Stock by the high end of the present value of the research analyst price targets for Aytu Common Stock, and by dividing the high end of the present value of the research analyst price targets for Neos Common Stock by the low end of present value of the research analyst price targets for Aytu Common Stock. This analysis resulted in an indicative range of implied exchange ratio of 0.0325x to 0.5568x, as compared to the Exchange Ratio of 0.1088.

Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Neos Common Stock or Aytu Common Stock, and these target prices and the analysts’ earnings estimates on which they are based are subject to risk and uncertainties, including factors affecting the financial performance of Neos, Aytu and future general industry and market conditions.

Neos Selected Transactions Analysis

Cowen reviewed the financial terms, to the extent publicly available based on company filings, press releases and research analyst reports, of eight transactions (the “Selected Transactions”) involving the acquisition of companies or businesses in the specialty pharmaceutical industry that Cowen believed, in the exercise of its professional judgment and experience, to have one or more businesses or operating characteristics, market valuations and trading valuations that Cowen deemed relevant. These transactions and the dates announced were:

Date	Target	Acquiror
November 2020	AMAG Pharmaceuticals, Inc.	Covis Group S.à r.l.
July 2020	Tetraphase Pharmaceuticals, Inc.	La Jolla Pharmaceutical Company
May 2020	Zyla Life Sciences	Assertio Holdings, Inc.
April 2020	USWM Enterprises LLC (CNS businesses)	Supernus Pharmaceuticals, Inc.
March 2020	Correvio Pharma Corp.	ADVANZ PHARMA Corp. (Mercury Business)
February 2020	Innovus Pharmaceuticals, Inc.	Aytu BioScience, Inc.
February 2018	Teva Pharmaceutical Industries Limited (Theramex business)	CVC Capital Partners VI
February 2018	Sucampo Pharmaceuticals, Inc.	Mallinckrodt plc

The data and multiples reviewed by Cowen included the Implied Enterprise Value paid in each of the Selected Transactions as a multiple of revenue for the latest twelve months (“LTM”) prior to the announcement of the Selected Transactions, respectively. The following table presents the multiples of Implied Enterprise Value to revenue for the Selected Transactions.

Implied Enterprise Value Multiples

Financial Metric	Low		High		Median		Mean
LTM Revenue	1.0	x	4.8	x	2.3	x	2.5	x

Based upon the information presented above, Cowen’s experience in the specialty pharmaceutical industry and its professional judgment, Cowen applied a selected multiple range of 1.0x to 2.3x to Neos’s estimated revenue for calendar year 2020, based on the Neos Forecasts, to calculate an implied enterprise value reference range. Cowen then subtracted total debt and added cash and cash equivalents, each as of September 30, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted shares outstanding to calculate a reference range of implied equity values per share of Neos Common Stock. The selected transactions analysis indicated the implied per share equity value reference range set forth in the table below, as compared to the closing price of Neos Common Stock of $0.59 per share, and the implied value of the merger consideration of $0.95 per share, each as of December 8, 2020.

Neos Selected Transactions Analysis

Financial Metric	Selected Multiple Range		Implied Equity Value Per Share Reference Range
CY2020E Revenue	1.0x - 2.3	x	$0.50 - $1.89

Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the merger, and none of the target companies in those transactions is directly comparable to Neos. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the target companies involved and other factors that could affect the acquisition value of such companies or Neos to which they are being compared.

General

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Aytu Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Aytu. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Aytu, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Aytu Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Aytu selected Cowen to serve as its financial advisor based on Cowen’s extensive experience in Aytu’s industry and familiarity with Aytu’s business and strategic objectives. Cowen is a nationally recognized investment banking firm and, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of Aytu and Neos for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities.

During the two years preceding the date of Cowen’s opinion, Cowen and its affiliates were not engaged to provide financial advisory or other services to Aytu or to Neos, and during such period Cowen did not receive any fees from Aytu or Neos. In the future Cowen may provide commercial and investment banking services to Aytu and Neos unrelated to the merger, for which services Cowen and its affiliates would expect to receive compensation.

The issuance of Cowen’s opinion was approved by Cowen’s Fairness Opinion Review Committee.

Cowen did not recommend any specific amount of consideration to the Aytu Board or Aytu management or that any specific amount of consideration constituted the only appropriate consideration in the merger for the Aytu stockholders.

Pursuant to the engagement letter between Cowen and Aytu, Cowen will be entitled to receive a transaction fee of approximately $1.5 million, half of which became payable upon Cowen informing the Aytu Board that it was prepared to render its opinion and the balance of which is payable contingent upon the consummation of the merger. Additionally, Aytu has agreed to reimburse Cowen for certain of its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen were negotiated at arm’s length between Aytu and Cowen, and the Aytu Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the consummation of the merger.

No Appraisal Rights for Neos Stockholders

The Merger Agreement provides that no dissenters’, appraisal or similar rights under Delaware law will be available in connection with the merger. Furthermore, under the appraisal rights provisions of the DGCL, Neos stockholders are not entitled to exercise the right of objecting stockholders to receive payment of the fair value of their shares because shares of Neos common stock are listed on a national securities exchange.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) who exchange their Neos common stock for Aytu common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Neither Aytu nor Neos has sought or intends to seek any rulings from the IRS or opinions of counsel (except for those included as exhibits hereto) regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the tax consequences of the merger contrary to that discussed below. This discussion assumes that the merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus/information statement.

This discussion is limited to U.S. Holders that hold Neos common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	persons holding Neos common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	brokers, dealers or traders in securities;

●	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	persons for whom Neos common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

●	tax-exempt organizations or governmental organizations;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Neos common stock being taken into account in an “applicable financial statement” (as defined in the Code);

●	persons deemed to sell Neos common stock under the constructive sale provisions of the Code;

●	persons who hold or received Neos common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Neos common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Neos common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Neos common stock that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) has control over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Neos Common Stock

As of the date of this joint proxy statement/prospectus, it is intended that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Assuming that the merger so qualifies:

●	a U.S. Holder of shares of Neos common stock generally will not recognize any gain or loss upon the exchange of shares of Neos common stock for shares of Aytu common stock in the merger, except with respect to cash received in lieu of fractional shares (as discussed below);

●	a U.S. Holder of shares of Neos common stock will have a tax basis in the shares of Aytu common stock received in the merger (including fractional shares deemed received and redeemed as described below) equal to the tax basis of the shares of Neos common stock surrendered in exchange therefor;

●	a U.S. Holder of shares of Neos common stock will have a holding period in the shares of Aytu common stock received in the merger (including fractional shares deemed received and redeemed as described below) that includes its holding period for its shares of Neos common stock surrendered in exchange therefor; and

●	if a U.S. Holder of shares of Neos common stock acquired different blocks of shares of Neos common stock at different times or at different prices, the shares of Aytu common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of Neos common stock, and the basis and holding period of such shares of Aytu common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Neos common stock exchanged for such shares of Aytu common stock.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of Aytu common stock generally will be treated as having received such fractional share and then as having received cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share of Aytu common stock and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of Neos common stock surrendered which is allocable to the fractional share of Aytu common stock deemed received. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of Neos common stock exceeds one year at the Effective Time.

Tax Consequences if the Merger Fails to Qualify as a Reorganization

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder of Neos common stock would generally recognize gain or loss for U.S. federal income tax purposes on each share of Neos common stock surrendered in the merger in an amount equal to the difference between the fair market value, at the time of the merger, of the Aytu common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the Neos common stock surrendered in the merger.

Gain or loss must be calculated separately for each block of Neos common stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Neos common stock exceeds one year at the Effective Time. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of Aytu common stock received in the merger would be equal to the fair market value thereof as of the Effective Time, and such U.S. Holder’s holding period in such shares would begin on the day following the merger.

Information Reporting and Backup Withholding

If the merger qualifies as a “reorganization” under Section 368(a) of the Code, current Treasury Regulations require certain U.S. Holders who are “significant holders” of Neos common stock (generally, a U.S. Holder that owns at least 5% of the outstanding Neos common stock or has a basis in Neos non-stock securities of at least $1,000,000 immediately before the merger) to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the merger occurs setting forth certain information with respect to the transaction. U.S. Holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement. In addition, a U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of Aytu common stock in the merger. Certain U.S. Holders are exempt from backup withholding, including certain corporations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

●	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

●	the holder furnishes an incorrect taxpayer identification number;

●	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

●	the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Accounting Treatment

The merger will be accounted for as an acquisition of a business pursuant to Accounting Standards Codification Topic 805 — Business Combinations. Aytu will record assets acquired and liabilities assumed from Neos primarily at their respective fair values at the date of completion of the merger. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill. As of the filing of this joint proxy statement/prospectus, such valuations of the assets acquired and liabilities assumed from Neos has not yet been commenced, as it is pending the closing of this proposed merger transaction.

The financial condition and results of operations of Aytu after completion of the merger will reflect Neos’ balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial condition or results of operations of Neos. The earnings of Aytu following completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on interest expense and amortization expense. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Aytu determines that tangible or intangible assets (including goodwill) are impaired, Aytu will record an impairment charge at that time.

Listing of Aytu Common Stock; Delisting and Deregistration of Shares of Neos Common Stock

The Merger Agreement obligates Aytu to use its reasonable best efforts to cause the Aytu common stock to be issued in the merger to be listed on Nasdaq, subject to official notice of issuance, prior to the completion of the merger. Approval for listing on Nasdaq of the Aytu common stock, subject to official notice of issuance, is a condition to the obligations of Neos and Aytu to complete the merger as described in the section entitled “The Merger Agreement — Conditions to Closing of the Merger.” If the merger is completed, shares of Neos common stock will no longer be listed on Nasdaq Global and will be deregistered under the Exchange Act, and Neos will no longer be required to file periodic reports with the SEC.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you as a stockholder of Aytu or Neos. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the merger and the other transactions described in this joint proxy statement/prospectus (including the issuance of Aytu stock in connection with the merger).

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The Merger Agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Neos, Aytu or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement are made by Neos, Aytu and Merger Sub only for the purposes of the Merger Agreement and are qualified and subject to certain limitations and exceptions agreed to by Neos, Aytu and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by confidential disclosures made by one party to the other, which are not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Neos’ or Aytu’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Neos and Aytu or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Structure of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into Neos, with Neos surviving the merger as a wholly-owned subsidiary of Aytu.

From and after the Effective Time, the certificate of incorporation and the by-laws of Merger Sub in effect immediately prior to the completion of the merger will be the certificate of incorporation and by-laws, respectively, of Neos, as the surviving corporation in the merger, in each case, until amended in accordance with applicable law and such certificate of incorporation and by-laws, as applicable. From and after the Effective Time, the directors and officers of Merger Sub immediately prior to the completion of the merger will be the directors and officers, respectively, of Neos, as the surviving corporation in the merger, in each case, until their successors are duly elected or appointed and qualified in accordance with the surviving corporation’s certificate of incorporation, by-laws and applicable law.

Closing and Effectiveness of the Merger

Unless otherwise mutually agreed to by Neos and Aytu, the Closing Date will take place on the second business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the completion of the merger (other than conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions by the party or parties entitled to the benefit thereof at the time of the closing of the merger) described in the section entitled “The Merger Agreement — Conditions to Closing of the Merger.” At the closing of the merger, the parties will file a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and make any other filings or recordings required under the DGCL. The merger will be effective at such time that the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as Neos and Aytu agree and is specified in the certificate of merger (the “Effective Time”). At the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of Neos and Merger Sub shall vest in the surviving corporation, and all debts, liabilities, obligations, restrictions, and duties of each of Neos and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the surviving corporation.

Assuming timely satisfaction of the necessary closing conditions, the completion of the merger is expected to occur as early as the end of Aytu’s third fiscal quarter of 2021 (the quarter ending March 31, 2021). However, as the merger is subject to the satisfaction or waiver of other conditions described in the Merger Agreement, it is possible that factors outside the control of Neos and Aytu could result in the merger being consummated at a later time or not at all. If the merger is not completed on or before September 10, 2021, unless such end date is extended by mutual written agreement, either Neos or Aytu may terminate the Merger Agreement. The right to terminate the Merger Agreement after such end date (as may be extended) will not be available to Neos or Aytu, as applicable, if that party is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured. See the sections entitled “The Merger Agreement — Conditions to Closing of the Merger” and “The Merger Agreement — Termination of the Merger Agreement.”

Merger Consideration

At the Effective Time, each holder’s shares of Neos common stock issued and outstanding immediately prior to the completion of the merger, other than Excluded Shares, will be cancelled and will automatically be converted into the right to receive (1) 0.1088 shares of Aytu common stock and (2) any cash in lieu of fractional shares of Aytu common stock. In the event that Neos receives bridge financing from Aytu under the Bridge Note, this Exchange Ratio shall be adjusted by reducing the Exchange Ratio by 0.00011 for every $100,000 of financing funded to Neos under the Bridge Note between the date of the Merger Agreement and the Effective Time (the “Bridge Note Adjustment”).

The Exchange Ratio and the Bridge Note Adjustment shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution to shareholders of securities convertible into Neos common stock or Aytu common stock, reorganization, recapitalization, reclassification, exchange, readjustment of shares or other like change with respect to Neos common stock or Aytu common stock, other than as contemplated by the Merger Agreement, having a record date occurring on or after the date of the Merger Agreement but before the Effective Time.

Aytu and Neos stockholders should also be aware however that their ultimate percentage ownership of Aytu could be diluted by other transactions relating to the merger. For example, shares of Aytu common stock will be reserved for issuance pursuant to certain employee stock awards currently held by Neos employees and executives and new awards to be issued after closing of the merger to Neos executives who remain with the combined company.

No Fractional Shares

Neos stockholders will not receive any fractional shares of Aytu common stock. Each Neos stockholder that otherwise would have been entitled to receive a fraction of a share of Aytu common stock (after aggregating all shares held by such holder) will receive in cash, without interest, an amount equal to such fractional amount multiplied by the volume weighted average price as of the close of trading of Aytu stock for the ten consecutive trading days ending on the third trading day prior to the Closing Date.

Procedures for Surrendering Neos Stock Certificates

The conversion of Neos common stock, other than Excluded Shares, into the right to receive the merger consideration will occur automatically at the Effective Time. As of the Effective Time, Aytu will deposit or make available to the exchange agent the Aytu common stock (in book-entry form) and sufficient cash to make payments in lieu of fractional shares of Aytu common stock and certain dividends and distributions, if any, with a record date after the Effective Time. Promptly after the Effective Time, Aytu will cause the exchange agent to, send a letter of transmittal to each person who is a record holder of Neos common stock, other than Excluded Shares, for use in the exchange and instructions explaining how to surrender Neos stock certificates or transfer uncertificated shares of Neos common stock to the exchange agent in exchange for the merger consideration, cash in lieu of fractional shares, and certain dividends and distributions.

Neos stockholders who submit a properly completed letter of transmittal together with their stock certificates (in the case of certificated shares) will receive the merger consideration into which the shares of Neos common stock were converted in the merger, plus any cash in lieu of fractional shares and certain dividends and distributions, if any. Neos stockholders that hold their shares, other than Excluded Shares, in book-entry form shall be issued the merger consideration, any cash in lieu of fractional shares and certain dividends and distributions, if any, promptly after the Effective Time. The Aytu common stock constituting part of such merger consideration will be delivered to Neos stockholders in book-entry form unless a physical certificate is requested by a Neos stockholder or otherwise required under applicable law. After completion of the merger, each certificate that previously represented shares of Neos common stock and each uncertificated share of Neos common stock that previously was registered to a holder on Neos’ stock transfer books, except for Excluded Shares, will only represent the right to receive the merger consideration into which those shares of Neos common stock have been converted (and any cash in lieu of fractional shares or dividends on the Aytu common stock into which such shares of Neos common stock have been converted).

In addition, if there is a transfer of ownership of Neos common stock that is not registered in the records of Neos’ transfer agent, payment of the merger consideration as described above (and any dividends on the Aytu common stock into which such Neos stock have been converted) will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated share is properly transferred, and the person requesting the payment pays to the exchange agent any transfer or other similar taxes required as a result of such payment or establishes to the satisfaction of the exchange agent that any transfer or other similar taxes have been paid or are not payable.

After completion of the merger, Aytu will not pay dividends with a record date on or after the Effective Time or any cash in lieu of fractional shares to any holder of any Neos stock certificates or uncertificated shares of Neos common stock on the Aytu common shares into which such Neos shares have been converted until the holder surrenders the Neos stock certificates or transfers the uncertificated shares of Neos common stock as described above. However, once those certificates or uncertificated shares of Neos common stock are surrendered or transferred, as applicable, Aytu will pay to the holder, without interest, any dividends on the Aytu common shares into which such shares of Neos common stock have been converted with a record date on or after completion of the merger that have been paid prior to such surrender or transfer, as applicable, and any cash in lieu of fractional shares that such holder is entitled to receive.

Treatment of Neos Equity Awards

Neos Stock Options

As of the Effective Time, each unvested option to acquire shares of Neos common stock that is outstanding as of immediately prior to the Effective Time and that has an exercise price per share equal to or less than $0.95 shall be assumed by Aytu and converted into an assumed option. The number of shares of Aytu common stock subject to each such assumed option shall be equal to (i) the number of shares of Neos common stock subject to the corresponding assumed option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Aytu common stock, and each such assumed option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Neos common stock otherwise purchasable pursuant to the corresponding assumed option divided by (B) the Exchange Ratio; provided, that the exercise price, the number of shares of Aytu common stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner intended to be consistent with the requirements of Section 409A of the Code and, with respect to any assumed option intended to qualify as an “incentive stock option” under Section 422 of the Code, Section 424(a) of the Code.

Neos Restricted Stock Units

At the Effective Time, each share of Neos common stock subject to vesting, repurchase, or other lapse of restrictions that is outstanding under any equity incentive plan of Neos as of immediately prior to the Effective Time shall be assumed by Aytu and converted automatically, at the Effective Time, into a restricted stock unit denominated in Aytu common stock covering a number of shares of Aytu common stock equal to (i) the number of shares of Neos common stock subject to the corresponding Neos restricted stock unit immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded to the nearest share of Aytu common stock, having substantially similar terms and conditions (including, but not limited to, any vesting, acceleration, forfeiture and settlement date provisions) as were applicable to such Neos restricted stock unit as of immediately prior to the Effective Time.

Listing of Aytu Common Stock

The Merger Agreement obligates Aytu to use its reasonable best efforts to cause the shares of Aytu common stock to be issued in the merger as part of the merger consideration to be listed on Nasdaq, subject to official notice of issuance, prior to the Effective Time. Approval for listing on Nasdaq of the shares of Aytu common stock, subject to official notice of issuance, is a condition to the obligations of Neos and Aytu to complete the merger as described in the section entitled “The Merger Agreement — Conditions to Closing of the Merger.”

Conditions to Closing of the Merger

Mutual Conditions to Closing. The obligation of each of Neos, Aytu and Merger Sub to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

●	approval of the merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Neos common stock entitled to vote on this proposal;

●	approval of the Common Stock Issuance by a majority of the votes cast by holders of outstanding shares of Aytu stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present;

●	approval for listing on Nasdaq of the Aytu common stock to be issued in the merger, subject to official notice of issuance;

●	effectiveness of the registration statement for the Aytu common stock to be issued in the merger (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

●	the absence of any order issued by any court or other governmental authority of competent jurisdiction or law that has been enacted that prohibits or makes illegal the completion of the merger; and

●	the conditions to continuation of Neos’ Loan Facilities, including the receipt of certain consents, and such satisfaction is not disputed by any of the lenders under such Neos’ Loan Facilities.

Additional Conditions to Closing for the Benefit of Aytu and Merger Sub. In addition, the obligation of Aytu and Merger Sub to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, Aytu’s waiver) of the following conditions:

●	the accuracy in all respects of all other representations and warranties made by Neos in the Merger Agreement (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect;

●	the accuracy as of the date of the Merger Agreement and as of the Closing Date as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Neos in the Merger Agreement regarding, among other matters, its capitalization, stock awards, debt and subsidiary securities;

●	the accuracy in all respects as of the date of the Merger Agreement and as of the Closing Date as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Neos in the Merger Agreement regarding, among other matters, its corporate existence, its corporate authority relative to the Merger Agreement and the merger, the Merger Agreement not violating its organizational documents or any contract, and the absence of certain fees and commissions payable to any broker, investment banker or financial advisor in connection with the merger;

●	performance in all material respects by Neos of the covenants and agreements required to be performed by it at or prior to the Effective Time;

●	that no material adverse effect has occurred with respect to Neos since the date of the Merger Agreement; and

●	receipt of a certificate from an executive officer of Neos confirming the satisfaction of the conditions described in the preceding five bullets.

Additional Conditions to Completion for the Benefit of Neos. In addition, the obligation of Neos to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, Neos’ waiver) of the following conditions:

●	the accuracy in all respects of all other representations and warranties made by Aytu in the Merger Agreement (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect;

●	the accuracy as of the date of the Merger Agreement and as of the Closing Date as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Aytu in the Merger Agreement regarding, among other matters, its capitalization, stock awards, debt and subsidiary securities;

●	the accuracy in all respects as of the date of the Merger Agreement and as of the Closing Date as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Neos in the Merger Agreement regarding, among other matters, its corporate existence, its corporate authority relative to the Merger Agreement and the merger, the Merger Agreement not violating its organizational documents or any contract, and the absence of certain fees and commissions payable to any broker, investment banker or financial advisor in connection with the merger;

●	performance in all material respects by Aytu of the covenants and agreements required to be performed by it at or prior to the Effective Time;

●	that no material adverse effect has occurred with respect to Aytu since the date of the Merger Agreement; and

●	receipt of a certificate from an executive officer of Aytu confirming the satisfaction of the conditions described in the preceding five bullets.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by Neos, Aytu and Merger Sub that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See the section entitled “The Merger Agreement — Definition of Material Adverse Effect” for the definition of material adverse effect for each of Neos and Aytu. The representations and warranties in the Merger Agreement relate to, among other things:

●	corporate existence, good standing and qualification to conduct business;

●	due authorization, execution and delivery of the Merger Agreement;

●	governmental approvals necessary to complete the merger;

●	absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations, or creation or imposition of any lien on any asset of the applicable party or its respective subsidiaries as a result of the execution, delivery or performance of the Merger Agreement or completion of the merger;

●	capitalization;

●	subsidiaries;

●	SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

●	financial statements;

●	information provided by the applicable party for inclusion in disclosure documents to be filed with the SEC in connection with the merger;

●	conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party, in each case since September 30, 2020;

●	the absence of any actions since September 30, 2020, through the date of the Merger Agreement that would constitute a breach of certain interim operating covenants of the applicable party if such action was taken between the date of the Merger Agreement and the Closing Date;

●	absence of undisclosed material liabilities;

●	compliance with laws;

●	permits and court orders;

●	litigation;

●	certain regulatory matters relating to, among other relevant authorities, the United States Food, Drug, and Cosmetic Act of 1938, as amended, the Public Health Service Act, and the FDA;

●	tax matters;

●	employees, employee benefit plans and labor matters;

●	intellectual property matters;

●	environmental matters;

●	compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions;

●	insurance;

●	properties;

●	receipt of fairness opinions from such party’s financial advisors;

●	fees payable to financial advisors in connection with the merger;

●	transactions with affiliates;

●	no ownership of the other party’s common stock;

●	material contracts; and

●	with respect to Neos, the inapplicability of anti-takeover statutes and absence of stockholder rights plans.

The representations and warranties in the Merger Agreement do not survive completion of the merger.

See the section entitled “The Merger Agreement — Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures.”

Definition of “Material Adverse Effect”

Many of the representations and warranties in the Merger Agreement are qualified by a “material adverse effect” on the party or parties making such representation or warranty. For purposes of the Merger Agreement, “material adverse effect” means, with respect to Neos or Aytu, as the case may be, any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of Aytu or Neos and their respective subsidiaries, taken as a whole; or (b) the ability of the party to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a material adverse effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) general conditions in the industry in which the parties or their subsidiaries operate or changes generally affecting the economy, financial, or securities markets; (ii) any outbreak or escalation of war or any act of terrorism, natural disasters, acts of God or other force majeure events; (iii) any epidemic, pandemic or disease outbreak (including the novel strain of coronavirus and COVID-19); (iv) changes in applicable law or GAAP, or the interpretation thereof, after the date of the Merger Agreement; (v) the announcement of the Merger Agreement or the pendency of the Merger Agreement, including its impact on relationships between Aytu or Neos and their subsidiaries, on one hand, and certain third parties, on the other; (vi) any failure, in and of itself, of Aytu or Neos to meet any internal or published projections, budgets, forecasts, estimates or predictions of financial or operating metrics or performance; (vii) any change, in and of itself, in the market price or trading volume of Aytu or Neos’ securities, as the case may be, or its credit ratings; (viii) the taking of any action required to be taken pursuant to the Merger Agreement; or (ix) any litigation against Parent or Neos, as the case may be, or its officers or directors relating to the merger or any other related transactions; provided further, however, that any event, change, and effect referred to in clauses (i), (ii), (iii), or (iv) immediately above shall be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on the parties or their subsidiaries, taken as a whole, compared to other participants in the industries in which the parties and their subsidiaries conduct their businesses.

Conduct of Business Pending the Merger

In general, except as expressly contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, Neos and its subsidiaries are required to use reasonable best efforts to (A) conduct their business in the ordinary course of business consistent with past practice; (B) to preserve substantially intact their business organization, material assets, rights, properties and goodwill; (C) to maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having business dealings with it and in compliance in all material respects with applicable law; and (D) to use commercially reasonable efforts to maintain its listing with Nasdaq.

Without limiting the generality of the foregoing, except (i) as expressly contemplated by the Merger Agreement, (ii) as required by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by Neos to Aytu concurrently with execution of the Merger Agreement, unless Aytu otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed with respect to certain matters listed below), each of Neos and its subsidiaries are not permitted to:

●	(i) declare, set aside or pay dividends or make any other distributions on its capital stock or other equity interest (except for dividends from a wholly owned subsidiary of Neos paid to Neos), (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests in Neos and its subsidiaries, or any options, warrants or rights to acquire such interests or (iii) split, combine, reclassify, or otherwise amend the terms of any of its capital stock or other equity interests or authorize the issuance of any other securities in respect of its capital stock or other equity interests (other than the issuance of Neos common shares issued upon exercise of certain Neos options or restricted stock units or pursuant to any conversion of the Deerfield Loan Facility in accordance with the terms thereof);

●	except in connection with the Bridge Note, issue, deliver, sell or otherwise encumber or subject to a lien any shares of capital stock or other equity interests, and securities convertible into such equity interests, or any other rights, options or warrants to acquire stock equity interests (other than the issuance of Neos common shares issued upon exercise of certain Neos options or restricted stock units or pursuant to any conversion of the Deerfield Loan Facility in accordance with the terms thereof);

●	except in connection with the Bridge Note, amend or otherwise change their certificate of incorporation, by-laws or other organizational documents;

●	directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan, advancements or capital contribution to or in any other manner, any business interest or other person or (ii) any assets that are material to Neos and its subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

●	directly or indirectly sell, lease, license, abandon, encumber subject to a lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein (including intellectual property owned or exclusively licensed by Neos), except for sales of inventory in the ordinary course of business consistent with past practice or the expiration of intellectual property in accordance with the applicable statutory term to the extent not extendable;

●	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

●	except in connection with consummating the transactions contemplated under the Debt Facility Letters, (i) incur, create, assume or otherwise become liable for any indebtedness, other than certain borrowings of revolving loans and in connection with Neos’ Loan Facilities, in each case, in the ordinary course of business, (ii) repay, prepay or refinance any indebtedness (other than certain payments with respect to certain of Neos’ Loan Facilities) or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than Neos or its subsidiaries;

●	incur or commit to incur any capital expenditure or authorization or commitment that, in the aggregate, are in excess of $250,000;

●	(i) pay, discharge, settle or satisfy any claims, liabilities or obligations, other than any conversion of the Deerfield Notes, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of the Merger Agreement of claims, liabilities or obligations reflected or reserved against in Neos’ Form 10-Q or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (ii) cancel any material indebtedness owed to Neos or its subsidiaries or (iii) waive, release, grant or transfer any right of material value;

●	(i) materially modify, materially amend, terminate, cancel or extend any Company Material Contract (as defined in the Merger Agreement) (other than certain amendments, waivers and consents in connection with Neos’ Loan Facilities) or (ii) other than in the ordinary course of business, consistent with past practice, enter into any contract that if in effect on the date of the Merger Agreement would be a Company Material Contract;

●	except with respect to enforcing its rights under the merger, commence any action (other than an action commenced against Neos or any of its subsidiaries), or compromise, settle or agree to settle any action other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $100,000 individually or $300,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, Neos or any of its subsidiaries, in each case excluding any action the defense of which is under the control of any insurer of Neos or any of its subsidiaries;

●	materially change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law, or revalue any of its material assets;

●	make any change in the policies of Neos or any of its subsidiaries as in effect on the date of the Merger Agreement with respect to cash management practices, or otherwise make any change with respect to the management of working capital;

●	settle or compromise any material liability for taxes; file any amended tax return or claim for tax refund; make, revoke or modify any material tax election; file any tax return other than on a basis consistent with past practice (unless otherwise required by applicable law); consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; grant any power of attorney with respect to taxes; or enter into certain tax-related agreements or arrangements (other than an agreement entered into in the ordinary course of business, the primary purpose of which is not related to taxes);

●	change its fiscal year;

●	except as required to maintain the tax-qualified status of any Neos employee benefit plan, (i) grant any director, officer, employee or consultant any increase in base salary or hourly wage rate, target bonus opportunity or other material benefits (other than annual merit base salary (and corresponding annual target bonus opportunity) increases made in the ordinary course of business consistent with past practice), or pay any bonus of any kind to any current or former director, officer, employee or consultant (except for payment of annual bonuses and annual or sales incentive compensation in the ordinary course of business consistent with past practice) (ii) grant or pay to any current or former director, officer, employee or consultant any severance, change in control or termination pay, or make any modifications thereto or increases therein (other than as the automatic and nondiscretionary result of a permitted base salary or annual bonus opportunity increase), (iii) grant or amend any award of stock options or other equity-based or equity related awards, or remove or modify any restrictions in any Neos equity plan or awards made thereunder, (iv) adopt or enter into any collective bargaining agreement or other labor union contract, (v) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Neos employee benefit plan or (vi) adopt, enter into or establish any new Neos employee benefit plan or amend, modify or terminate any existing Neos employee benefit plan;

●	hire any employee at the executive level or higher or, other than in the ordinary course of business consistent with past practice, hire any other employee;

●	terminate (or provide notice of termination to) any employee who has entered into an employment agreement with Neos, or otherwise request that any such employee of Neos or any of its subsidiaries resign, in each case other than for cause or poor performance (consistent with Neos’ past practices);

●	fail to keep in force any material insurance policies or replace or revise provisions regarding insurance coverage in any material respect;

●	renew or enter into any non-compete, exclusivity or preferential treatment, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of Neos or any of its subsidiaries;

●	participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate or consult with the FDA or other governmental entity without providing Aytu (whenever feasible and to the extent permitted under applicable Law) with prior written notice and the opportunity to consult with Neos with respect to such correspondence, communication or consultation;

●	commence any clinical trial if commencing such trial would require Neos and its subsidiaries to pay in excess of $500,000, or enter into any new line of business outside of its existing business;

●	enter into any new real property lease or amend the terms of any existing real property lease that would require payments over the remaining term of such lease in excess of $25,000;

●	except as expressly provided by the Merger Agreement, take any action that is intended to prevent, impede, or materially delay consummation of the transactions contemplated by the Merger Agreement;

●	take any action (or fail to take any action) in breach of the Merger Agreement, with the actual knowledge that such action or failure to act would alone, or in conjunction with one or more other events, changes, circumstances, occurrences, effects of state of facts, have a material adverse effect; or

●	authorize any of, or commit or agree to take any of, the foregoing actions.

In general, except as expressly contemplated by the Merger Agreement, unless Neos otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Aytu and its subsidiaries are required to use reasonable best efforts to conduct their business in the ordinary course of business consistent with past practice.

Without limiting the generality of the foregoing, except (i) as expressly contemplated by the Merger Agreement, (ii) as required by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by Aytu to Neos concurrently with the execution of the Merger Agreement, unless Neos otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed with respect to certain matters listed below) each of Aytu and its subsidiaries are not permitted to:

●	(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, except for any cash distributed pursuant to the terms of any Innovus CVR and dividends by a wholly owned subsidiary of Aytu to Aytu, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Aytu or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, except for acquisitions of Aytu common stock in satisfaction by holders of options, warrants or restricted stock units of Aytu of the applicable exercise price and/or withholding taxes or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests (other than the issuance of shares of Aytu common stock issued upon the exercise of certain options, warrants and restricted stock units of Aytu);

●	issue, deliver, sell or otherwise encumber or subject to a lien any shares of capital stock or other equity interests, and securities convertible into such equity interests, or any other rights, options or warrants to acquire its equity interests (other than the issuance of Aytu common shares issued (i) upon the exercise of an option, warrant or restricted stock unit of Aytu or (ii) pursuant to the terms of any Innovus CVR as described in the Merger Agreement);

●	amend or otherwise change their certificate of incorporation, by-laws or other organizational documents;

●	directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan, advancements or capital contribution to or in any other manner, any business interest or other person or (ii) any assets that are material to Aytu and its subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

●	directly or indirectly sell, lease, license, abandon, encumber subject to a lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein (including intellectual property owned or exclusively licensed by Aytu), except for sales of inventory in the ordinary course of business consistent with past practice, the expiration of intellectual property in accordance with the applicable statutory term to the extent not extendable or where such property, asset or right does not comprise a line of business representing more than twenty-five percent (25%) of Aytu’s total revenues for the twelve months ended September 30, 2020;

●	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

●	(i) incur, create, assume or otherwise become liable for any indebtedness, other than certain borrowings of revolving loans under, or with respect to letters of credit issued under, than certain payments made in the ordinary course of business, (ii) repay, prepay or refinance any indebtedness (other than certain revolving loans), or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than Neos or Aytu or their subsidiaries;

●	incur or commit to incur any capital expenditures, authorizations or commitments that, in the aggregate, are in excess of $2,000,000;

●	(i) materially modify, materially amend, terminate, cancel or extend any Parent Material Contract (as defined in the Merger Agreement) or (ii) other than in the ordinary course of business, consistent with past practice, enter into any contract that if in effect on the date of the Merger Agreement would be a Parent Material Contract;

●	materially change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law, or revalue any of its material assets;

●	settle or compromise any material liability for taxes; file any amended tax return or claim for tax refund; make, revoke or modify any material tax election; file any tax return other than on a basis consistent with past practice (unless otherwise required by applicable law); consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; grant any power of attorney with respect to taxes; or enter into certain tax-related agreements or arrangements (other than an agreement entered into in the ordinary course of business, the primary purpose of which is not related to taxes);

●	change its fiscal year;

●	except as required by applicable law or as required to maintain the tax-qualified status of any Aytu employee benefit plan, (i) grant or pay to any current or former director, officer, employee or consultant any severance, change in control or termination pay, or make any modifications thereto or increases therein, (ii) except as expressly permitted by the proviso in the Merger Agreement, grant or amend any award of stock options or other equity-based or equity-related awards, or remove or modify any restrictions in any Aytu equity plan or awards made thereunder, (iii) adopt or enter into any collective bargaining agreement or other labor union Contract, (iv) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Aytu employee benefit plan or (v) adopt, enter into or establish any new Aytu employee benefit plan or amend, modify or terminate any existing Aytu employee benefit plan;

●	fail to keep in force any material insurance policies with respect to the assets, operations and activities of Aytu and its subsidiaries as currently in effect;

●	except as expressly provided by the Merger Agreement, take any action that is intended to prevent, impede, or materially delay consummation of the transactions contemplated by the Merger Agreement;

●	take any action (or fail to take any action) in breach of the merger, with the actual knowledge that such action or failure to act would alone, or in conjunction with one or more other events, changes, circumstances, occurrences, effects of state of facts, have a material adverse effect; or

●	authorize any of, or commit or agree to take any of, the foregoing actions.

No Solicitation

Except as described below and in the Merger Agreement, Neos has agreed, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement in accordance with its terms, that it will not, and will cause its subsidiaries not to, and Neos shall not authorize or permit its representatives or its subsidiaries’ representatives to, directly or indirectly:

●	solicit, initiate, endorse, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal (as defined in the Merger Agreement), or any inquiry, proposal or offer that is reasonably likely to lead to any Company Acquisition Proposal;

●	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any information or data with respect to, or otherwise cooperate in any way with, any Company Acquisition Proposal; or

●	agree in writing or publicly propose to do any of the foregoing.

In the Merger Agreement Neos agreed that it will, and will cause its subsidiaries and its and its subsidiaries’ representatives to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any third party conducted with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such third party, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any such proposal and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or representatives is a party with respect to any such proposal, and shall enforce the provisions of any such agreement (subject to certain exceptions to comply with fiduciary duties to stockholders and applicable law).

Notwithstanding anything to the contrary in the Merger Agreement, prior to the time that the required stockholder approval is obtained, the Neos Board, directly or indirectly through any representative, may: (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited proposal for an alternative transaction in writing that did not result from a breach of Neos’ non-solicit obligations under the Merger Agreement and that the Neos Board believes in good faith, after consultation with outside legal counsel and Neos’ financial advisors, constitutes a superior proposal and (ii) thereafter furnish to such third party non-public information relating to Neos or any of its subsidiaries pursuant to an acceptable confidentiality agreement, provided that Aytu shall be provided with a non-redacted copy of such confidentiality agreement and any confidential information provided to the third party that was not previously provided to Aytu; but in each case, only if the Neos Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would cause it to be in breach of its fiduciary duties under applicable law. Neos has agreed that the Neos Board will not take any of the foregoing actions unless Neos has delivered to Aytu prior written notice advising Aytu that it intends to take such action.

If prior to obtaining the require stockholder approval, the Neos Board determines in good faith that (after consultation with outside counsel) the failure to do so would be inconsistent with its fiduciary duties, it may enter into an adverse recommendation change in response to either (i) a superior proposal and may cause Neos to terminate the Merger Agreement to enter into a definitive agreement for such proposal or (ii) an intervening event; provided that, in the case of a superior proposal, Neos must notify Aytu in writing at least five days (subject to certain extensions) before taking such action and provide certain information, including the identity of the person making such proposal and certain relevant transaction information, and take into account any proposal made by Aytu to adjust its terms during such notice period when determining whether such proposal remains a superior proposal; and further provided that, in the case of an intervening event, Neos must notify Aytu with written notice of such intervening event as soon as practicable, keep Aytu reasonably informed of such intervening event, provide Aytu with five days’ notice before making an adverse recommendation change in response to such intervening event, and take into consideration any proposal by Aytu to adjust its terms during such notice period when considering whether such failure to make an adverse recommendation change would be inconsistent with its fiduciary duties to stockholders.

Except as described below and in the Merger Agreement, Aytu has agreed, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement in accordance with its terms, that it will not, and will cause its subsidiaries not to, and Aytu shall not authorize or permit its representatives or its subsidiaries’ representatives to, directly or indirectly:

●	solicit, initiate, endorse, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Parent Acquisition Proposal (as defined in the Merger Agreement), or any inquiry, proposal or offer that is reasonably likely to lead to any Parent Acquisition Proposal;

●	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any information or data with respect to, or otherwise cooperate in any way with, any Parent Acquisition Proposal; or

●	agree in writing or publicly propose to do any of the foregoing.

In the Merger Agreement Aytu agreed that it will, and will cause its subsidiaries and its and its subsidiaries’ representatives to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any third party conducted with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such third party, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any such proposal and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or representatives is a party with respect to any such proposal, and shall enforce the provisions of any such agreement (subject to certain exceptions to comply with fiduciary duties to stockholders and applicable law).

Notwithstanding anything to the contrary in the Merger Agreement, prior to the time that the required stockholder approval is obtained, the Aytu Board, directly or indirectly through any representative, may: (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited proposal for an alternative transaction in writing that did not result from a breach of Aytu’s non-solicit obligations under the Merger Agreement and that the Aytu Board believes in good faith, after consultation with outside legal counsel and Aytu’s financial advisors, constitutes a superior proposal and (ii) thereafter furnish to such third party non-public information relating to Aytu or any of its subsidiaries pursuant to an acceptable confidentiality agreement, provided that Neos shall be provided with a non-redacted copy of such confidentiality agreement and any confidential information provided to the third party that was not previously provided to Neos; but in each case, only if the Aytu Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would cause it to be in breach of its fiduciary duties under applicable law. Aytu has agreed that the Aytu Board will not take any of the foregoing actions unless Aytu has delivered to Neos prior written notice advising Neos that it intends to take such action.

If prior to obtaining the require stockholder approval, the Aytu Board determines in good faith that (after consultation with outside counsel) the failure to do so would be inconsistent with its fiduciary duties, it may enter into an adverse recommendation change in response to either (i) a superior proposal and may cause Aytu to terminate the Merger Agreement to enter into a definitive agreement for such proposal or (ii) an intervening event; provided that, in the case of a superior proposal, Aytu must notify Neos in writing at least five days (subject to certain extensions) before taking such action and provide certain information, including the identity of the person making such superior proposal and certain relevant transaction information, and take into account any proposal made by Neos to adjust its terms during such notice period when determining whether such proposal remains a superior proposal; and further provided that, in the case of an intervening event, Aytu must notify Neos with written notice of such intervening event as soon as practicable, keep Neos reasonably informed of such intervening event, provide Neos with five days’ notice before making an adverse recommendation change in response to such intervening event, and take into consideration any proposal by Neos to adjust its terms during such notice period when considering whether such failure to make an adverse recommendation change would be inconsistent with its fiduciary duties to stockholders.

Reasonable Best Efforts Covenant

Neos and Aytu have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the merger as promptly as practicable, including (i) obtaining all required consents, approvals or waivers from third parties; (ii) obtaining all necessary waivers, consents, approvals, orders, authorizations, actions or non-actions from governmental entities, making all necessary registrations, declarations and filings and making all reasonable best efforts to obtain any approval or waiver from, or to avoid any action by, any governmental entity; (iii) vigorously resisting and contesting any administrative or judicial action, and seeking to have vacated, lifted, reversed or overturned any order that is in effect and that could restrict, prevent or prohibit consummation of the merger and the other transactions contemplated hereby; and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of the Merger Agreement.

Obligations to Call Stockholders’ Meetings

As soon as reasonably practicable after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Neos and Aytu has agreed to, in consultation with the other party, establish a record date for, duly call and give notice of a meeting of its stockholders, at which Neos will seek the vote of its stockholders required to approve the merger proposal and/or the reverse stock split proposal, and Aytu will seek the vote of its stockholders required to approve the merger consideration, including the Common Stock Issuance. Aytu and Neos will use their reasonable best efforts to ensure that the record date for the meeting of Neos stockholders and for the meeting of Aytu stockholders is the same.

In addition, promptly after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Neos and Aytu is required to cause this joint proxy statement/prospective to be mailed to its stockholders and duly convene and hold the meeting of its stockholders. Subject to the rights of the Neos Board and the Aytu Board, as applicable, to make an adverse recommendation change, each of Neos and Aytu has agreed to use its reasonable best efforts to cause the applicable approvals of its stockholders in connection with the merger to be obtained at the meeting of its stockholders and will comply with all legal requirements applicable to such meeting.

Neither Neos nor Aytu may adjourn, postpone or otherwise delay the meeting of its stockholders without the prior written consent of the other party, other than (i) in order to obtain a quorum of its stockholders, (ii) to solicit sufficient proxies for the applicable shareholder approval, or (iii) to obtain additional time to file and mail certain supplemental or amended disclosures.

Proxy Statement and Registration Statement Covenant

As promptly as practicable following the date of the Merger Agreement, Neos and Aytu have agreed to jointly prepare and file with the SEC this joint proxy statement/prospectus, and Aytu has agreed to prepare and file with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. Each of Neos and Aytu has agreed to use its reasonable best efforts to (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the merger.

Each of Neos and Aytu will, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to this joint proxy statement/prospectus or the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, received by such party from the SEC, and provide the other with copies of all substantive correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to filing the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, mailing this joint proxy statement/prospectus or responding to any comments of the SEC with respect thereto, each of Neos and Aytu will provide the other party and its counsel a reasonable opportunity to review such document or response and consider in good faith the comments of the other party in connection with any such document or response.

Indemnification and Insurance

The Merger Agreement provides that Aytu and the surviving corporation of the merger shall assume all rights to indemnification, advancement of expenses, and exculpation by Neos now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of Neos or any of its subsidiaries as provided in the charter documents of Neos, in each case as in effect on the date of the Merger Agreement, or pursuant to any indemnification agreement in effect on the date of the Merger Agreement between Neos and such individual who is or was a director or officer of Neos. Such indemnification and exculpation obligations shall continue in full force and effect for six years following the Effective Time, or longer for claims made but not resolved during such period.

The Merger Agreement also provides that the surviving corporation shall, and Aytu shall cause the surviving corporation to, obtain, as of the Effective Time, “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the indemnified parties, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Effective Time; provided, however, that in no event will Aytu or the surviving corporation be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by Neos or any of its subsidiaries for such insurance prior to the date of the Merger Agreement.

Employee Matters

At the Effective Time through the one year anniversary thereof (the “continuation period”), the surviving corporation shall provide, and Aytu shall cause the surviving corporation to provide, to each individual who is employed by Neos and its subsidiaries immediately prior to the completion of the merger, while such individual continues to be employed by the surviving corporation, Aytu or any of their subsidiaries during the continuation period (the “continuing employees”), with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any equity, equity-based or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any equity, equity-based or defined benefit retirement benefits) provided by (i) Neos and its subsidiaries immediately prior to the Effective Time or (ii) Aytu to a similarly situated employee of Aytu or its subsidiaries. Aytu has also agreed to provide certain severance pay and benefits to each continuing employee who is terminated on or prior to the date that is eight months after the Closing Date.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including the following covenants and agreements, among others, all of which are subject to certain exceptions and qualifications as described in the Merger Agreement:

●	Neos’ and Aytu’s agreement to provide each other with reasonable access to the books, records, contracts and other assets of Neos and Aytu and their subsidiaries, as applicable;

●	Neos’ agreement to take no action to cause any state anti-takeover or other similar law to become applicable to the Merger Agreement, and that, in the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement or the merger, the Neos Board will grant approval and take action as necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the impact of such law on the transactions contemplated by the Merger Agreement;

●	each of Aytu and Neos is required to promptly notify the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the merger; (ii) any notice or other communication from any governmental entity in connection with the merger; and (iii) any change, condition, or event which causes or is reasonably likely to cause the failure of the conditions to closing;

●	Aytu’s agreement to use its reasonable best efforts to cause the shares of Aytu common stock issued in connection with the merger and such other shares of Aytu common stock to be reserved for issuance in connection with the merger to be listed on Nasdaq, subject to official notice of issuance;

●	Neos’ agreement to use its reasonable best efforts to cooperate with Aytu to enable the delisting of the surviving corporation of the shares of Neos common stock from Nasdaq Global as promptly as practicable after the Effective Time;

●	Neos’ agreement to allow Aytu to participate in the defense and settlement of any legal action commenced or threatened against Neos or any of its directors by any stockholder of Neos relating to the Merger Agreement or the transactions contemplated thereby, in accordance with the terms of a mutually agreed upon joint defense agreement;

●	Aytu’s agreement to consult with Neos and keep Neos reasonably apprised regarding the defense and settlement of any legal action commenced or threatened against Aytu or any of its directors by any stockholder of Aytu relating to the Merger Agreement or the transactions contemplated thereby;

●	each party’s agreement not to make any press release or other public announcement regarding the Merger Agreement or the transactions contemplated thereby without consulting such other party and giving such other party a reasonable opportunity to review such public announcement, except as required by applicable law or any rules and regulations of Nasdaq;

●	each party’s agreement to take all steps as may be required to cause any dispositions of Neos common stock and acquisitions of Aytu common stock in connection with the transactions contemplated by the Merger Agreement by each director or executive officer of Neos or Aytu to be exempt under Rule 16b-3 promulgated under the Exchange Act;

●	each party’s agreement to (i) use reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) use its commercially reasonable efforts and cooperate in good faith to obtain tax opinions regarding the tax treatment of the merger and (iii) to not take or fail to take any action that could reasonably be expected to preclude the foregoing (unless required by applicable law or with consent of the other parties); and

●	Neos agreement to use its commercially reasonable efforts to, and to cause its subsidiaries’ and representatives to use their commercially reasonable efforts to, provide customary cooperation and customary financial information that is reasonably requested by Aytu for the purpose of raising equity capital prior to the Effective Time.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after Neos stockholders have adopted the Merger Agreement or Aytu stockholders have approved the Common Stock Issuance, in the following circumstances:

●	by mutual written agreement of Aytu and Neos; or

●	by either Aytu or Neos, if:

●	the merger has not been consummated on or before September 10, 2021, unless extended by mutual written agreement of the parties; provided, however, that this right to terminate shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the merger to be consummated on or before such date;

●	if any court of competent jurisdiction or other governmental entity shall have issued a final or non-appealable order or taken any other final or non-appealable action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement, provided, however, that this right to terminate shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been the primary cause of, or the primary factor that resulted in, such order or action;

●	Neos stockholders fail to approve the merger proposal at the Neos special meeting or if at the final postponement or adjournment of such special meeting, a vote on the merger proposal was not taken, provided, however, that this right to terminate shall not be available if such failure was proximately cause by any action or failure to act by Neos that constitutes a breach of the Merger Agreement; or

●	Aytu stockholders fail to approve the Common Stock Issuance upon a vote taken on a proposal to approve the issuance of merger consideration at the Aytu special meeting or if at the final postponement or adjournment of such special meeting, a vote on the Common Stock Issuance was not taken, provided, however, that this right to terminate shall not be available if such failure was proximately cause by any action or failure to act by Aytu that constitutes a breach of the Merger Agreement.

●	by Aytu, if:

●	prior to the Effective Time, the Neos Board makes an adverse recommendation change or Neos materially breaches its representations, warranties, covenants or agreements as set forth in the Merger Agreement;

●	Aytu effects an adverse recommendation change, and substantially concurrently enters into a definitive agreement providing for a superior proposal, provided that Aytu has complied in all material respects with its non-solicit obligations set forth in the Merger Agreement and has substantially concurrently paid the termination fee to Neos; or

●	if there shall have been a breach by Neos of any representation, warranty, covenant, or agreement set forth in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied and, if curable, such breach has not been cured by the earlier of (i) September 10, 2021 (or other end date) or (ii) 20 days after providing notice of such breach to Neos; provided, that Aytu shall not have the right to terminate if Aytu or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement.

●	by Neos, if:

●	prior to the Effective Time, the Aytu Board makes an adverse recommendation change, or Aytu materially breaches its representations, warranties, covenants or agreements as set forth in the Merger Agreement;

●	Neos effects an adverse recommendation change, and substantially concurrently enters into a definitive agreement providing for a superior proposal, provided that Neos has complied in all material respects with its non-solicit obligations set forth in the Merger Agreement and has substantially concurrently paid the termination fee to Aytu; or

●	if there shall have been a breach by Aytu or Merger Sub of any representation, warranty, covenant, or agreement set forth in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied and, if curable, such breach has not been cured by the earlier of (i) September 10, 2021 (or other end date) or (ii) 20 days after providing notice of such breach to Aytu; provided, that Neos shall not have the right to terminate if Neos is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement.

Termination Fees

Neos has agreed to pay Aytu the termination fee if the Merger Agreement is terminated under any of the following circumstances, subject to any restrictions on such right to terminate summarized above and described in the Merger Agreement:

●	by either party because (i) the merger has not been consummated on or before September 10, 2021, unless extended by mutual written agreement of the parties, or (ii) Neos stockholders fail to adopt the merger proposal upon a vote taken on the merger proposal at the Neos special meeting or if at the final postponement or adjournment of such special meeting, a vote on the merger proposal was not taken, and, in each case, an acquisition proposal is publicly made and not withdrawn before such termination, and Neos consummates or enters into a definitive agreement for any acquisition proposal within 12 months of such termination;

●	by Aytu because Neos shall have made an adverse recommendation change or materially breached its non-solicit obligations as set forth in the Merger Agreement; or

●	by Neos in order to effect an adverse recommendation change, and Neos substantially concurrently enters into a definitive agreement providing for a superior proposal.

Aytu has agreed to pay Neos the termination fee if the Merger Agreement is terminated under any of the following circumstances, subject to any restrictions on such right to terminate summarized above and described in the Merger Agreement:

●	by either party because (i) the merger has not been consummated on or before September 10, 2021, unless extended by mutual written agreement of the parties, or (ii) Aytu stockholders fail to adopt the Common Stock Issuance upon a vote taken on a proposal to adopt the Common Stock Issuance at the Aytu special meeting or if at the final postponement or adjournment of such special meeting, a vote on the Common Stock Issuance was not taken, and, in each case, an acquisition proposal is publicly made and not withdrawn before such termination, and Aytu consummates or enters into a definitive agreement for any acquisition proposal within 12 months of such termination;

●	by Neos because Aytu shall have made an adverse recommendation change or materially breached its non-solicit obligations as set forth in the Merger Agreement; or

●	by Aytu in order to effect an adverse recommendation change, and Aytu substantially concurrently enters into a definitive agreement providing for a superior proposal.

Expenses

All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except for the payment of any termination fee and certain actions related thereto.

Specific Performance

Neos and Aytu have acknowledged and agreed that irreparable damage would occur if any provision of the Merger Agreement were not performed in accordance with the terms thereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions thereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

Third-Party Beneficiaries

Except for limited circumstances involving directors’ and officers’ indemnification and insurance or the Deerfield Lenders and Encina and their agents and affiliates, the Merger Agreement is not intended to and does not confer upon any person other than the parties to the Merger Agreement any legal or equitable rights, benefits or remedies, except the right of the indemnified persons to enforce the obligations described in the section entitled “The Merger Agreement — Indemnification and Insurance.”

INTERESTS OF NEOS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Neos Board to adopt the Merger Agreement, Neos stockholders should be aware that Neos’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Neos stockholders generally. The Neos Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the merger), and in recommending to Neos stockholders that the Merger Agreement be adopted. The transactions contemplated by the Merger Agreement will be a “change in control” for purposes of the Neos executive compensation and benefit plans and agreements described below.

Common Stock Ownership Interests

As of December 28, 2020, Neos’ directors and executive officers beneficially owned, in the aggregate, 1.1% of the shares of common stock of Neos, which excludes any Neos shares issuable upon the settlement of Neos restricted stock units (the “Neos RSUs”), or upon exercise of options to purchase shares of common stock of Neos (the “Neos Options”), held by such individuals immediately prior to the merger.

Assuming the settlement of all Neos RSUs held by the individuals identified below, directors and executive officers of Neos are expected to receive approximately [●]% of the consideration paid by Aytu in the merger. All of the Neos Options held by Neos’ directors and executive officers will be cancelled at the Effective Time, with no consideration paid therefore.

The table below sets forth information regarding the ownership of Neos’ common stock as of December 28, 2020 by Neos’ directors and executive officers. For additional information regarding the Neos RSUs held by the directors and executive officers of Neos, see the section entitled “Interests of Neos’ Directors and Executive Officers in the Merger — Restricted Stock Units” below.

Directors and Executive Officers	No. Neos Voting Securities Held(1)	% of Outstanding Voting Securities Held(2)
Gerald McLaughlin	24,500		+
Richard Eisenstadt	29,335		+
John M. Limongelli	—		+
Bryant Fong	1,500		+
Beth Hecht	—		+
Alan Heller	423,366		+
James Robinson	—		+
Greg Robitaille	55,677		+
John Schmid	—		+
Linda M. Szyper	—		+
TOTAL	534,378	1.1%

(1)	Consists of shares of Neos common stock held by each executive officer and director as of December 28, 2020, and does not give effect to Neos RSUs, Neos Options or any other outstanding derivative securities held by such individuals as of December 28, 2020.

(2)	Based on 49,758,322 shares of Neos common stock issued and outstanding as of December 28, 2020.

+	Represents outstanding voting securities held less than 1.0%

Quantification of Potential Payments and Benefits to Neos’ Directors and Executive Officers in Connection with the Merger

Under the Merger Agreement, as of immediately prior to the Effective Time, each outstanding Neos Option with an exercise price equal to or less than $0.95 (each such option, an “Assumed Option”), will immediately and automatically cease to represent a right to acquire Neos shares and shall be assumed by Aytu and converted automatically, at the Effective Time, into an option to purchase Aytu shares, which is referred to in this joint proxy statement/prospectus as a Parent Option. Each Parent Option will be subject to the same terms and conditions (including vesting, acceleration and forfeiture conditions) as were applicable to the relevant Assumed Option as of immediately prior to the Effective Time, except that (i) the number of shares of Aytu common stock subject to each Parent Option shall be equal to the number of shares of Neos common stock subject to each corresponding Assumed Option, multiplied by the Exchange Ratio (rounded down to the nearest whole share of Aytu common stock) and (ii) the exercise price of each Parent Option shall be equal to the exercise price of the corresponding Assumed Option, divided by the Exchange Ratio (rounded up to the nearest whole cent). Each outstanding Neos Option that is not an Assumed Option (each such option, a “Non-Assumed Option”), will be terminated and cancelled at the Effective Time, with no consideration paid therefore.

Similarly, under the Merger Agreement, each Neos RSU that is outstanding as of immediately prior to the Effective Time will immediately and automatically cease to represent a right to acquire Neos shares and shall be assumed by Aytu and converted automatically, at the Effective Time, into a restricted stock unit denominated in Aytu common stock (a “Parent RSU”). Each Parent RSU will be subject to the same terms and conditions (including vesting, acceleration, forfeiture, and settlement provisions) as were applicable to the relevant Neos RSU as of immediately prior to the Effective Time, except that the number of shares of Aytu common stock subject to each Parent RSU shall be equal to the number of shares of Neos common stock subject to each corresponding Neos RSU multiplied by the Exchange Ratio. Neos will not take any action to accelerate the vesting of any Neos RSU.

For more information on how the Exchange Ratio is calculated, please see the section entitled “The Merger Agreement —Merger Consideration.”

The table below sets forth information regarding the number of Neos RSUs held by each of Neos’ executive officers and directors as of December 28, 2020, which Neos RSUs will be converted into Parent RSUs as described above to the extent not earned and settled according to their terms prior to the Effective Time. Neos’ executive officers and directors do not hold any Assumed Options, and Non-Assumed Options held by Neos’ executive officers and directors will be cancelled for no consideration as described above and have therefore been omitted from the table below. To the extent that a Neos executive officer experiences a qualifying termination of employment within 12 months following the merger, the Neos RSUs held by such executive officer will fully accelerate and vest as described below under the section titled “Severance Entitlements.”

Restricted Stock Units

Name	Number of Restricted Stock Units Held
Executive Officers
Gerald McLaughlin	290,000
Richard Eisenstadt	113,125
John M. Limongelli	100,000

Non-Employee Directors
Bryant Fong	23,453
Beth Hecht	23,453
Alan Heller	23,453
James Robinson	23,453
Greg Robitaille	23,453
John Schmid	23,453
Linda M. Szyper	23,453

Director Positions Following the Merger

Pursuant to the Merger Agreement, each of Gerald McLaughlin and Beth Hecht will be appointed to serve on the board of directors of Aytu as of the Effective Time. Each will receive compensation for their services following the merger in accordance with Aytu’s non-employee director compensation policy.

Severance Entitlements

Each of Neos’ executive officers is a party to an employment agreement with Neos that provides for certain severance payments to be payable in the event of certain terminations of employment within 12 months following a change in control of Neos. The merger will constitute a change in control of Neos for purposes of the employment agreements. Pursuant to the terms of the employment agreements, in the event of (a) the termination of the executive officer’s employment by Neos without “cause” (as defined in the applicable employment agreement), or (b) resignation by the executive officer for “good reason” (as defined in the applicable employment agreement), in each case during the 12-month period following a “change in control” (as defined in the applicable employment agreement), the executive officer will be entitled to receive: (i) an amount equal to 18 months (or 24 months in the case of Mr. McLaughlin) of the executive’s annual base salary, plus 150% (or 200% in the case of Mr. McLaughlin) of the executive officer’s target annual performance bonus, payable in lump sum; (ii) payment of the monthly employer contribution for health insurance for up to 18 months (or 24 months in the case of Mr. McLaughlin); (iii) accelerated vesting of 100% of any unvested stock options or other stock-based equity awards subject to solely time-based vesting held by the executive; and (iv) extension of the post-termination exercise period of Neos Options until 12 months (or 15 months in the case of Mr. McLaughlin) following the effective date of a separation agreement to be entered into with the executive (or, if earlier, the expiration date of the Neos Option). As a condition of receiving the severance benefits, the executive officers must execute and not revoke a separation agreement, including a general release of claims.

If any amounts or benefits to be paid or provided under the employment agreements or otherwise would cause payments or benefits (or other compensation) to not be fully deductible by Neos or the surviving corporation for federal income tax purposes because of Section 280G of the Code (or that would subject the executive officer to the excise tax imposed by Section 4999 of the Code), such payments and benefits (and other compensation) will be reduced to the extent necessary such that no portion of such payments or benefits (or other compensation) will be subject to the excise tax imposed by Section 4999 of the Code; provided, that such a reduction will be made only if, by reason of such reduction, the executive officer’s net after-tax benefit exceeds the net after-tax benefit such executive officer would realize if such reduction were not made. To the extent that the parties agree that any of the amounts are not parachute payments, such amounts will not be reduced.

Assuming each executive officer experiences a qualifying termination as of December 28, 2020, the estimated aggregate cash severance payments that the executive officers would be entitled to receive are reflected in the table below.

Executive Officer	Cash Severance ($)(1)
Gerald McLaughlin	1,745,265
Richard Eisenstadt	804,830
John M. Limongelli	744,688

(1)	Severance amounts reported in the table above include (i) an amount equal to 18 months (or 24 months in the case of Mr. McLaughlin) of the executive’s annual base salary, plus 150% (or 200% in the case of Mr. McLaughlin) of the executive officer’s target annual performance bonus, payable in lump sum; and (ii) payment of the monthly employer contribution for health insurance for 18 months (or 24 months in the case of Mr. McLaughlin).

NEOS NAMED EXECUTIVE OFFICER GOLDEN PARACHUTE COMPENSATION

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Neos’ named executive officers that is based on or otherwise relates to the merger. The consummation of the merger will constitute a change in control of Neos under the terms of the employment agreements between Neos and its named executive officers, and each of Neos’ named executive officers is eligible to receive severance payments and benefits upon a qualifying termination of their employment following the merger as described above in the section entitled “Interests Of Neos’ Directors And Executive Officers In The Merger—Severance Entitlements.”

Golden Parachute Compensation Table

The table below describes the estimated potential payments to each of Neos’ named executive officers under the terms of the employment agreements and their respective outstanding equity awards. The amounts reported in the table below are all “double-trigger” payments and are payable only upon the occurrence of an involuntary termination of the named executive officer’s employment within 12 months following a change in control.

Please note the amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed.

Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, Neos has assumed:

●	the closing of the merger occurred on December 28, 2020;

●	a price per share of Neos common stock of $0.674, which represents the average closing trading price of Neos common stock over the first five business days following the first public announcement of the merger;

●	the employment of each of Messrs. McLaughlin, Eisenstadt and Limongelli will be terminated on such date in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the employment agreement between Neos and such named executive officer (as described above);

●	each named executive officer’s base salary and target annual bonus is that in place as of December 28, 2020;

●	no named executive officer receives any additional equity grants prior to or at the time of the closing of the merger; and

●	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the closing of the merger, additional compensation or benefits.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Gerald McLaughlin	1,705,000	195,460	40,930	1,941,390
Richard Eisenstadt	778,583	76,246	23,356	878,185
John Limongelli	708,095	67,400	38,324	813,819

(1)	Pursuant to the employment agreements between Neos and the named executive officers, the cash amounts payable to each named executive officer consist of severance payments equal to the sum of (i) 18 months of base salary (or 24 months for Mr. McLaughlin) and (ii) 150% (or 200% in the case of Mr. McLaughlin) of the named executive officer’s target annual performance bonus. All cash severance payments are subject to the named executive officer’s execution and non-revocation of a release of claims in favor of Neos.

The following table quantifies the base salary severance and bonus component of the severance reported in the “Cash” column above.

Name	Base Salary Severance	Bonus Component of Severance
Gerald McLaughlin	$1,100,000	$605,000
Richard Eisenstadt	$556,131	$222,452
John Limongelli	$505,782	$202,313

(2)	Under the employment agreements with each of Neos’ named executive officers, each executive is entitled to accelerated vesting of 100% of any unvested stock options or other stock-based equity awards subject to solely time-based vesting held by the named executive officer upon a qualifying termination of employment within 12 months following a change in control. Accordingly, these amounts reflect the value of acceleration of all outstanding Neos RSUs at the assumed price of $0.674 per share, which represents the average closing trading price of Neos common stock over the first five business days following the first public announcement of the merger. Under the terms of the Merger Agreement, all Neos Options held by the named executive officers will be terminated and cancelled at the Effective Time, with no consideration paid therefore.

(3)	Consists of payment of the monthly employer contribution for health insurance for 24 months for Mr. McLaughlin and 18 months for each of Messrs. Eisenstadt and Limongelli following the date of a qualifying termination. The value is based upon the type of insurance coverage Neos carried for each named executive officer as of December 28, 2020 and is valued at the premiums in effect on such date.

(4)	The severance benefits prescribed by the employment agreements are subject to a Section 280G better-off cutback provision, which provides that, in the event that the benefits provided to the named executive officer pursuant to the employment agreement or otherwise constitute parachute payments with the meaning of Section 280G of the Code, the severance benefits will either be delivered in full or reduced to the extent necessary to avoid an excise tax under Section 4999 of the Code, whichever would result in the named executive officer receiving the largest amount of severance benefits on an after-tax basis. The amounts reported in this table do not reflect any such reductions as a result of the limit under Section 280G of the Code.

NEOS EXECUTIVE COMPENSATION

2020 Summary Compensation Table

This table includes information regarding 2020 and 2019 compensation for the named executive officers of Neos that are expected to serve as directors or executive officers of Aytu following the merger.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Gerald McLaughlin	2020	548,231	—	432,100	380,106	—	13,718	1,374,155
President and Chief Executive Officer	2019	513,307	42,000	—	604,571	226,600	12,955	1,399,433
Richard Eisenstadt	2020	373,455	—	149,000	110,664	—	14,132	647,251
Chief Financial Officer	2019	358,879	36,748	—	309,908	117,661	13,835	837,031

(1)	Amounts in this column for 2019 reflect the amount of each bonus paid to the named executive officer that was discretionarily awarded taking into account individual and company achievements.

(2)	The amounts in this column represent the full grant date fair value of restricted stock unit awards made under the Neos 2015 Stock Option and Incentive Plan (the “Neos 2015 Plan”), computed in accordance with FASB ASC Topic 718 applying the same model and assumptions as Neos applies for financial statement reporting purposes, as described in Note 14 to Neos’ consolidated financial statements contained elsewhere in this joint proxy statement/prospectus (disregarding any estimated forfeitures related to service-based vesting).

(3)	The amounts in this column represent the full grant date fair value of option awards made under the Neos 2015 Plan, computed in accordance with FASB ASC Topic 718 applying the same model and assumptions as Neos applies for financial statement reporting purposes, as described in Note 14 to Neos’ consolidated financial statements contained elsewhere in this joint proxy statement/prospectus (disregarding any estimated forfeitures related to service-based vesting). The value of Neos stock option awards are determined using a Black-Scholes pricing methodology that assumes that all stock options are held to full-term (ten years). These amounts do not reflect the actual economic value that will be realized by the named executive officer upon vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options. For the performance-based stock option granted to Mr. McLaughlin in 2019, the amount reported in the table above represents the grant date fair value of such award assuming the probable outcome of the performance conditions. The grant date fair value of such award assuming the maximum achievement of the performance conditions is $76,088. However, as described above, all such stock options granted to Neos’ named executive officers will be terminated and cancelled at the Effective Time, with no consideration paid therefore.

(4)	Bonuses under the Senior Executive Cash Incentive Bonus Plan (the “Cash Bonus Plan”) for the fiscal year ended December 31, 2020 are not calculable as of the latest practicable date prior to the filing of this joint proxy statement/prospectus. Neos expects that such amounts will be determined later in the first quarter of the fiscal year ending December 31, 2021. Amounts reported in this column for 2019 reflect awards made under the Cash Bonus Plan for the fiscal year ended December 31, 2019.

(5)	Amounts reported in this column include (i) Neos’ matching contributions under its 401(k) plan in 2020 of $11,400 for Mr. McLaughlin and $11,400 for Mr. Eisenstadt, and (ii) group life insurance premiums paid of $2,318 for Mr. McLaughlin and $2,732 for Mr. Eisenstadt.

Narrative to 2020 Summary Compensation Table

Agreement with Mr. McLaughlin

Effective as of July 2, 2018, Neos entered into an employment agreement with Mr. McLaughlin for the position of President and Chief Executive Officer. This agreement was amended on October 1, 2019, April 1, 2020 and June 18, 2020. Mr. McLaughlin’s annual base salary as of December 31, 2020 is $550,000, which is subject to annual review, and he is eligible to earn an annual incentive bonus in the discretion of the Neos Board with a target amount equal to 55% of his base salary. Mr. McLaughlin is also eligible to participate in the employee benefit plans available to Neos’ employees, subject to the terms of those plans.

Pursuant to Mr. McLaughlin’s employment agreement, as amended, if his employment is terminated by Neos without cause or he resigns his employment for good reason, he is entitled to receive severance as follows: (i) continuation of base salary for 12 months and (ii) if Mr. McLaughlin was participating in Neos’ group health plan immediately prior to his termination, a payment equal to the monthly employer COBRA premium for the same level of group health coverage as in effect on the date of termination until the earliest of (A) 12 months following termination, (B) the date of his eligibility for group health coverage through other employment and (c) the end of Mr. McLaughlin’s COBRA health continuation period. In the event that such termination without cause or resignation for good reason occurs within the 12-month period following a change in control, in lieu of the payments and benefits described in this paragraph, Mr. McLaughlin will be entitled to receive the severance payments and benefits described above under the heading “Interests Of Neos’ Directors And Executive Officers In The Merger—Severance Entitlements.” As a condition of receiving the severance benefits, the executive officers must execute and not revoke a separation agreement, including a general release of claims.

Agreement with Mr. Eisenstadt

On July 10, 2015, Neos entered into an amended and restated employment agreement with Mr. Eisenstadt for the position of Chief Financial Officer. This agreement was amended on October 1, 2019, April 1, 2020 and June 18, 2020. Mr. Eisenstadt’s annual base salary as of December 31, 2020 is $370,754, which is subject to annual review, and he is eligible to earn an annual incentive bonus in the discretion of the Neos Board with a target amount equal to 40% of his base salary. Mr. Eisenstadt is also eligible to participate in the employee benefit plans available to Neos’ employees, subject to the terms of those plans.

Pursuant to Mr. Eisenstadt’s amended and restated employment agreement, as amended, if his employment is terminated by Neos without cause or he resigns his employment for good reason, he is entitled to receive severance as follows: (i) an amount equal to his base salary plus any incentive compensation earned but unpaid as of the date of termination, payable in substantially equal installments over 12 months following his termination and (ii) if Mr. Eisenstadt was participating in Neos’ group health plan immediately prior to his termination, a monthly cash payment until the earlier of 12 months following termination or the end of Mr. Eisenstadt’s COBRA health continuation period in an amount equal to the amount that Neos would have made to provide health insurance to him had he remained employed with Neos. In the event that such termination without cause or resignation for good reason occurs within the 12-month period following a change in control, in lieu of the payments and benefits described in this paragraph, Mr. Eisenstadt is entitled to receive the severance payments and benefits described above in the section entitled “Interests Of Neos’ Directors And Executive Officers In The Merger—Severance Entitlements.” As a condition of receiving the severance benefits, the executive officers must execute and not revoke a separation agreement, including a general release of claims.

Outstanding Equity Awards at Year-End 2020

This table provides information about unexercised Neos Options and outstanding Neos RSUs held as of December 31, 2020 by each of the named executive officers of Neos that will serve as directors or executive officers of Aytu following the merger.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Gerald McLaughlin	6/27/2018	300,000	300,000	6.20	6/27/2028
	7/30/2018	100,000	—	5.55	7/30/2028
	3/1/2019	163,619	294,516	2.31	3/1/2029
	3/2/2020	—	395,000	1.49	3/1/2030
	3/2/2020					290,000	(3)	179,800

Richard Eisenstadt	5/12/2014	86,167	—	2.91	5/12/2024
	2/29/2015	12,500	—	9.32	2/29/2025
	9/1/2015	60,230	—	25.50	9/1/2025
	4/1/2016	50,000	—	10.74	4/1/2026
	5/1/2017	33,750	11,250	7.00	5/1/2027
	5/1/2017					3,750		2,325
	3/1/2018	28,125	28,125	8.30	3/1/2028
	3/1/2018					9,375		5,813
	3/1/2019	57,569	172,707	2.31	3/1/2029
	3/2/2020	—	115,000	1.49	3/1/2030
	3/2/2020					100,000	(3)	62,000

(1)	Unless otherwise set forth below, all awards vest in equal annual installments over four years following the grant date, subject to the named executive officer’s continued employment by Neos or its subsidiaries.

(2)	Amount represents the product of the number of outstanding Neos RSUs that have not vested and $0.62, which represents the closing price of Neos common stock on December 31, 2020.

(3)	Award vests in equal annual installments over two years following the grant date, subject to the named executive officer’s continued employment by Neos or its subsidiaries.

2020 Director Compensation Table

The table below includes information about the compensation paid to non-employee directors of Neos in 2020 that will serve as directors of Aytu following the merger.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Beth Hecht	45,000.00	20,404	65,404

(1)	Represents cash compensation for retainers for the period from January 1, 2020 to December 31, 2020.

(2)	The amount in this column represent the full grant date fair value of the restricted stock unit award made under the Neos 2015 Plan, computed in accordance with FASB ASC Topic 718 applying the same model and assumptions as Neos applies for financial statement reporting purposes, as described in Note 14 to Neos’ consolidated financial statements contained elsewhere in this joint proxy statement/prospectus (disregarding any estimated forfeitures related to service-based vesting).

Narrative to Director Compensation Table

The Neos Board approved a non-employee director compensation program as set forth below.

Annual Cash Compensation

The following chart summarizes the cash retainer compensation provided to non-employee members of Neos Board for their ongoing service on the Neos Board during 2020. Cash payments are made in equal monthly installments.

Retainer Type	Annual Amount
Board member	$35,000
Board chair(additional retainer)	$25,000
Committee member
● Audit	$7,500
● Compensation	$5,000
● Nominating and Corporate Governance	$3,750
Committee chair (in lieu of Committee member fee)
● Audit	$15,000
● Compensation	$10,000
● Nominating and Corporate Governance	$10,000

Equity Compensation

The equity compensation awards to non-employee directors are made under the Neos 2015 Plan. All stock options granted to directors are nonstatutory stock options, with an exercise price per share equal to the closing price of the underlying common stock on Nasdaq Global on the date of grant, and a term of ten years from the date of grant (subject to earlier termination in connection with a termination of service as provided in the Neos 2015 Plan).

●	Initial Grant. On the date of the non-employee director’s initial election or appointment to the Neos Board, such non-employee director will be granted a stock option for 12,500 shares. The shares subject to each stock option will vest in a series of eight equal quarterly installments commencing on the date that is three months after the date of grant, such that the option is fully vested on the second anniversary of the date of grant, subject to the non-employee director’s continuous service through each such vesting date.

●	Annual Grant. On the date of each annual stockholder meeting, each non-employee director who continues to serve as a non-employee member of the Neos Board immediately thereafter will be granted a non-qualified stock option to purchase such number of shares of common stock or a number of restricted stock units with a grant date fair equal to $23,400 (using a Black-Scholes option pricing model for stock options). Any such stock options will vest in equal quarterly installments over one year from the grant date, subject to the non-employee director’s continuous service through the applicable vesting date, and any such restricted stock units will vest in full on the date that is one year from the grant date, subject to the non-employee director’s continuous service through such vesting date.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Neos non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement — Indemnification and Insurance.”

INTERESTS OF AYTU’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Aytu Board to approve the Common Stock Issuance, Aytu stockholders should be aware that Aytu’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Aytu stockholders generally. The Aytu Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the merger), and in recommending to Aytu stockholders that Common Stock Issuance proposal pursuant to the Merger Agreement be adopted.

Potential Business Conflict of Aytu Director

One member of the Aytu Board, Ketan Mehta, founded and serves as president and chief executive officer of Tris Pharma Inc., which is a competitor of Neos in the ADHD and microparticle delivery technology markets. As a result, Mr. Mehta has agreed to resign from the Aytu Board upon the closing of the merger. Following Cowen’s delivery of its opinion to the Aytu Board regarding the fairness of the Exchange Ratio, Mr. Mehta recused himself from discussions of the proposed merger transaction. Mr. Mehta abstained from the Aytu Board’s vote to approval the Merger and the transactions contemplated by the Merger Agreement (including the merger).

Common Stock Ownership Interests

As of December 28, 2020, Aytu’s directors and executive officers beneficially owned, in the aggregate, 8.72% of the shares of common stock of Aytu, or upon exercise of options to purchase shares of common stock of Aytu.

The table below sets forth information regarding the ownership of Aytu’s common stock as of December 28, 2020 by Aytu’s directors and executive officers.

Directors and Executive Officers	No. Aytu Voting Securities Held	% of Outstanding Voting Securities Held
Joshua R. Disbrow	99,785	(*	)
David A. Green	52,458	(*	)
Steven J. Boyd (Armistice Capital, LLC)	1,333,334	7.46
Gary V. Cantrell	16,289	(*	)
Carl C. Dockery	15,481	(*	)
John A. Donofrio, Jr.	15,271	(*	)
Michael E. Macaluso	20,286	(*	)
Ketan Mehta	6,500	(*	)
TOTAL	1,559,404	8.72%

Vote Required

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Neos common stock entitled to vote on this proposal. This proposal is a “non-discretionary” matter. Accordingly, a Neos stockholder’s abstention from voting on this proposal and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

Approval of the Common Stock Issuance proposal requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Aytu common stock at a duly called and held meeting of Aytu’s stockholders at which a quorum is present. An Aytu stockholder’s abstention from voting on the Common Stock Issuance proposal will have no effect on the approval of the proposal. Broker non-votes will have no effect on the approval of the Common Stock Issuance proposal because these failures to vote are not considered “votes cast.”

Recommendation

THE NEOS BOARD RECOMMENDS THAT NEOS STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

THE AYTU BOARD RECOMMENDS THAT AYTU STOCKHOLDERS VOTE “FOR” APPROVAL OF THE COMMON STOCK ISSUANCE.

Unless marked otherwise, proxies received by Neos stockholders will be voted “FOR” the approval of the Merger Agreement and proxies received by Aytu stockholders will be voted “FOR” the approval of the Common Stock Issuance.

NEOS PROPOSAL II: APPROVAL OF THE REVERSE STOCK SPLIT

General

At the special meeting, Neos stockholders will be asked to approve an amendment to the Neos certificate of incorporation effecting a reverse stock split. It is the intention of the Neos Board to consider the implementation of the reverse stock split proposal only if the merger proposal is not approved by the Neos stockholders, the merger consideration, including the Common Stock Issuance, is not approved by the Aytu stockholders or the merger is not completed for any other reason, in an effort to regain compliance with the applicable continued listing standards of Nasdaq.

If the Neos stockholders approve the reverse stock split and the Neos Board decides to implement it, should the merger proposal not be approved by the Neos stockholders, the merger consideration, including the Common Stock Issuance, not be approved by the Aytu stockholders or the merger is not completed for any other reason, upon the effectiveness of such amendment to the Neos certificate of incorporation, the outstanding shares of Neos common stock will be combined into a lesser number of shares such that one share of Neos common stock will be issued for a specified number of shares, which shall be equal to or greater than two (2) and equal to or less than twenty (20), with the exact ratio to be determined in the discretion of the Neos Board and with such reverse stock split to be effected at such time and date as determined by the Neos Board in its sole discretion.

Purpose

The principal reason for the reverse stock split is to increase the per-share trading price of Neos common stock in order to help ensure a share price high enough to satisfy the $1.00-per-share minimum bid price requirement for continued listing on Nasdaq.

On June 2, 2020, Neos received the Letter from the Staff of Nasdaq indicating that the closing bid price of Neos’s common stock had, for 30 consecutive business days preceding the date of the Letter, been below the $1.00 per share minimum required for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Neos was provided until December 28, 2020 to regain compliance, reflecting a 180-day compliance period and any temporary relief periods afforded by Nasdaq pursuant to its April 16, 2020 announcement.

On December 29, 2020, Neos received the Notice from the Listing Qualifications Department of Nasdaq stating that Neos had failed to regain compliance with the minimum $1.00 closing bid price required by the Minimum Bid Price Rule prior to December 28, 2020 as required by the Letter. As a result, Nasdaq has determined to initiate procedures to delist Neos’s securities from Nasdaq.

The Notice provided Neos until January 5, 2021 to request an appeal of Nasdaq’s determination to delist and request a hearing before a Hearings Panel. In the absence of such appeal and request, Neos’s securities would have been suspended at the opening of business on January 7, 2021, and a Form 25-NSE would be filed with the Securities and Exchange Commission, resulting in Neos’ securities being removed from listing and registration on Nasdaq. Neos has requested such a hearing before a Hearings Panel to appeal the determination, which request will stay the suspension of Neos’ securities and the filing of the Form 25-NSE pending a decision by the Hearings Panel.

If the merger proposal is not approved by Neos stockholders, the Common Stock Issuance is not approved by Aytu stockholders or if the merger is not completed for any other reason, Neos will remain an independent public company, shares of Neos common stock will continue to be registered under the Exchange Act and Neos will continue to file periodic reports with the SEC. In addition, should the results of this appeal to the Nasdaq Hearings Panel not be successful, Neos common stock would be delisted from trading on Nasdaq Global. As a result, the Neos Board may elect to implement the aforementioned reverse stock split of Neos common stock in an effort to regain compliance with the $1.00 bid price requirement as set forth in Nasdaq Listing Rule 5450(a)(1).

The Neos Board also believes that the increased market price of Neos common stock expected as a result of implementing the reverse stock split will improve the marketability and liquidity of Neos common stock and will encourage interest and trading in Neos common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Neos common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted that the liquidity of Neos common stock may be harmed by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split. The Neos Board is hopeful, however, that the anticipated higher market price will reduce, to some extent, the negative effects of the policies and practices of institutional investors and brokerage houses described above on the liquidity and marketability of the Neos common stock.

Further, the Neos Board believes that a higher stock price could help Neos attract and retain employees and other service providers. The Neos Board believes that some potential employees and service providers are less likely to work for a company with a low stock price, regardless of the size of Neos’ market capitalization. If the reverse stock split successfully increases the per-share price of Neos common stock, the Neos Board believes this increase will enhance Neos’ ability to attract and retain employees and service providers.

While the Neos Board expects that a reverse stock split of Neos common stock will increase the market price of Neos common stock so that Neos is able to maintain compliance with the relevant Nasdaq rules for the foreseeable future, there can be no assurance that (a) the market price per share following the reverse stock split would rise in proportion to the reduction in the number of pre-split shares of Neos common stock outstanding before the reverse stock split; (b) the market price per share following the reverse stock split would remain in excess of the minimum price required for listing on Nasdaq for a sustained period of time; (c) the Neos common stock will not be delisted from Nasdaq due to a failure to meet other continued listing requirements even if the market price per post-reverse split share of Neos common stock remains in excess of such required minimum price; and (d) the reverse stock split would result in a per share price that would attract brokers and investors who do not trade in lower-priced stock. The market price of Neos common stock will also be based on Neos’ performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Neos common stock declines, the percentage decline as an absolute number and as a percentage of Neos’ overall market capitalization may be greater than would occur in the absence of the proposed reverse stock split.

Nasdaq Requirements for Continued Listing on the Nasdaq Global Market

Neos common stock is currently listed on Nasdaq under the symbol “NEOS.”

According to the Nasdaq rules, an issuer must meet certain financial and liquidity standards for continued listing on the Nasdaq Global Market. As described above, on June 2, 2020, Neos fell out of compliance with Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market, which requires that the common stock of a listed issuer not fall below $1.00 per share minimum for 30 consecutive business days.

On December 29, 2020, Neos received a notice from the Listing Qualifications Department of Nasdaq stating that Neos had failed to regain compliance with the minimum $1.00 closing bid price required by Nasdaq Listing Rule 5450(a)(1) prior to December 28, 2020, and as a result, Nasdaq has determined to initiate procedures to delist Neos’s securities from Nasdaq. Neos has requested a hearing before a Hearings Panel to appeal the determination, which request will stay the suspension of Neos’ securities pending a decision by the Hearings Panel.

If the merger proposal is not approved by Neos stockholders, the Common Stock Issuance is not approved by Aytu stockholders or if the merger is not completed for any other reason, and if our appeal to the Nasdaq Hearings Panel is not successful, Neos common stock would be delisted from trading on Nasdaq Global. Given these factors and potential outcomes, the reverse stock split is necessary to regain compliance with the aforementioned continued listing standard.

In addition to regaining compliance with Nasdaq Listing Rule 5450(a)(1), Neos would have to meet all of the other continued listing criteria as laid out in Nasdaq Listing Rules 5450(a) and 5450(b)(3).

Principal Effects of the Reverse Stock Split

If the Neos stockholders approve the proposal to implement the reverse stock split and the Neos Board implements the reverse stock split, Neos will amend the Neos certificate of incorporation to effect the reverse stock split. The text of the form of the proposed amendment to the Neos certificate of incorporation is attached to this proxy statement/prospectus/information statement as Annex G and incorporated by reference herein.

The reverse stock split will be effected simultaneously for all outstanding shares of Neos common stock. The reverse stock split will affect all of Neos stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Neos, except to the extent that the reverse stock split results in any of Neos stockholders owning a fractional share. Neos common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Neos’ continuing to be subject to the periodic reporting requirements of the Exchange Act.

The number of authorized shares of Neos common stock will not be reduced as a result of the reverse stock split. As of the effective time of the reverse stock split, the number of authorized shares of Neos common stock that are not issued or outstanding will increase substantially, because the proposed amendment will not reduce the number of authorized shares, while it will reduce the number of outstanding shares by a factor of between and including two and twenty, depending on the ratio selected by the Neos Board. Further, Neos will adjust and proportionately decrease the number of shares of Neos common stock subject to issuance upon exercise of, and adjust and proportionately increase the exercise price of, all options and warrants and other rights to acquire Neos common stock. In addition, as of the effective time of the reverse stock split, Neos will adjust and proportionately decrease the total number of shares of Neos common stock that may be the subject of the future grants under Neos’ stock option plans.

Determination of Reverse Stock Split Ratio

The ratio of the reverse stock split, if approved by the Neos stockholders and implemented by the Neos Board, will be between 1-for-2 and 1-for-20 shares outstanding, with the exact ratio to be determined by the Neos Board in its sole discretion. If the Neos Board determines to proceed with the reverse stock split, Neos will publicly announce the exact ratio selected. In determining the reverse stock split ratio, the Neos Board will consider numerous factors including:

●	the historical and projected performance of Neos common stock before and after the reverse stock split;

●	prevailing industry, general economic and market conditions;

●	the projected impact of the selected reverse stock split ratio on trading liquidity in Neos common stock and Neos’ ability to continue its common stock’s listing on Nasdaq (see the section entitled “—Nasdaq Requirements for Continued Listing on the Nasdaq Global Market” in this section of the proxy statement/prospectus/information statement);

●	Neos’ capitalization (including the number of shares of Neos common stock issued and outstanding);

●	the prevailing trading price for Neos common stock and the volume level thereof; and

●	potential devaluation of Neos market capitalization as a result of a reverse stock split.

The purpose of asking for authorization to implement a reverse stock split at a ratio to be determined by the Neos Board, as opposed to a ratio fixed in advance, is to give the Neos Board the flexibility to take into account then-current market conditions and changes in price of Neos common stock and to respond to other developments that may be deemed relevant, when considering the appropriate ratio.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If Neos stockholders approve the proposal to effect the reverse stock split, and if the Neos Board still believes that a reverse stock split is in the best interests of Neos and its stockholders, the Neos Board will determine the ratio of the reverse stock split to be implemented. Neos will file the certificate of amendment to the Neos certificate of incorporation with the Secretary of State of the State of Delaware at such time and date as determined by the Neos Board in its sole discretion. The Neos Board may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning on the effective date of the reverse stock split, each certificate or book-entry share representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Book-Entry Shares

If the reverse stock split is effected, stockholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical stock certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by Neos’ transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the reverse stock split. Stockholders who hold uncertificated shares as direct owners will be sent a statement of holding from Neos’ transfer agent that indicates the number of post- reverse stock split shares of Neos’ common stock owned in book-entry form.

Certificated Shares

As soon as practicable after the effective date of the reverse stock split, Neos stockholders will be notified that the reverse stock split has been effected. Neos expects that Neos’ transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Neos. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNLESS AND UNTIL REQUESTED TO DO SO.

Fractional Shares

No certificates representing fractional shares of Neos common stock will be issued in connection with the reverse stock split. Each holder of Neos common stock who would otherwise have been entitled to receive a fraction of a share of Neos common stock (after taking into account all fractional shares of Neos common stock otherwise issuable to such holder) shall be entitled to receive, in lieu thereof, upon surrender of such holder’s certificate(s) representing such fractional shares of Neos common stock, cash (without interest) in an amount based on such fractional part of a share of Neos common stock multiplied by the then fair value of the Neos common stock as determined by the Neos Board.

By authorizing the reverse stock split, stockholders will be approving the combination of any whole number of shares of common stock between and including a number that is greater than or equal to two (2) and less than or equal to twenty (20) into one share. The certificate of amendment to the Neos certificate of incorporation filed with the Secretary of State of the State of Delaware effecting the reverse stock split will include only that number determined by the Neos Board to be in the best interests of Neos and its stockholders. The Neos Board will not implement any amendment providing for a different split ratio.

Neos stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Neos is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Neos or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Matters

The reverse stock split will not affect the common stock capital account on Neos’ balance sheet. However, because the par value per share of Neos common stock will remain unchanged on the effective date of the split, the components that make up the common stock capital account will change by offsetting amounts. Depending on the size of the reverse stock split the Neos Board decides to implement, the stated capital component will be reduced and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. The per share net income or loss and net book value of Neos will be increased because there will be fewer shares of Neos common stock outstanding. Prior periods’ per share amounts will be restated to reflect the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares of Neos common stock could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Neos Board or contemplating a tender offer or other transaction for the combination of Neos with another company, the reverse stock split proposal is not being proposed in response to any effort of which Neos is aware to accumulate shares of Neos common stock or obtain control of Neos, nor is it part of a plan by management to recommend a series of similar amendments to the Neos Board and Neos stockholders. Other than the proposals being submitted to Neos stockholders for their consideration at the special meeting, the Neos Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Neos.

The number of authorized shares of Neos common stock will not be reduced as a result of the reverse stock split. Consequently, the number of authorized but unissued shares of Neos common stock will increase as a result of the reverse stock split. The authorized and unissued shares would be available from time to time for corporate purposes including raising additional capital by means of sales of stock or securities convertible into common stock, acquisitions of companies or assets, or other strategic transactions. The issuance of authorized but unissued shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of outstanding common stock. Neos currently has no plan, arrangement or agreement to issue shares of common stock for any purpose, except for upon the exercise of any Neos options, and pursuant to Neos’ equity incentive plans.

No Dissenters’ Appraisal Rights

Under the Delaware General Corporation Law, Neos stockholders are not entitled to dissenters’ appraisal rights with respect to the reverse stock split, and Neos will not independently provide stockholders with any such right.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders of Neos common stock. This discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a U.S. Holder of Neos common stock. The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder of Neos common stock. Neos has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the reverse stock split.

This discussion is limited to U.S. Holders of Neos common stock that hold Neos common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax and the tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	persons holding Neos common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	brokers, dealers or traders in securities;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	persons for whom Neos common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

●	tax-exempt organizations or governmental organizations;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Neos common stock being taken into account in an “applicable financial statement” (as defined in the Code);

●	persons deemed to sell Neos common stock under the constructive sale provisions of the Code;

●	persons who hold or received Neos common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Neos common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Neos common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Exchange Pursuant to the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, subject to the discussion below regarding cash in lieu of fractional shares, a U.S. Holder of Neos common stock should not recognize gain or loss upon the reverse stock split. A U.S. Holder’s aggregate tax basis in the shares of Neos common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Neos common stock surrendered, and such U.S. Holder’s holding period in the shares of Neos common stock received should include the holding period in the shares of Neos common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Neos common stock surrendered to the shares of Neos common stock received in a recapitalization pursuant to the reverse stock split. U.S. Holders of shares of Neos common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A holder of pre-reverse stock split shares that receives cash in lieu of a fractional share of post-reverse stock split shares should generally be treated as having received such fractional share pursuant to the reverse stock split and then as having exchanged such fractional share for cash in a redemption by Neos. The amount of any gain or loss should be equal to the difference between the ratable portion of the tax basis of the pre-reverse stock split shares exchanged in the reverse stock split that is allocated to such fractional share and the cash received in lieu thereof. In general, any such gain or loss will constitute a long-term capital gain or loss if the holder’s holding period for such pre-reverse stock split shares exceeds one year at the time of the reverse stock split. Deductibility of capital losses by holders is subject to limitations.

Reservation of Right to Abandon Reverse Stock Split

Neos reserves the right to not file the certificate of amendment and to abandon any reverse stock split without further action by Neos stockholders at any time before the effectiveness of the filing of the certificate of amendment with the Secretary of the State of Delaware, even if the authority to effect these amendments is approved by Neos stockholders at the Neos special meeting. By voting in favor of the reverse stock split proposal, you are expressly also authorizing the Neos Board to delay, not proceed with, and abandon, the reverse stock split and the certificate of amendment if it should so decide, in its sole discretion, that such actions are in the best interests of Neos’ stockholders.

Vote Required

Approval of the reverse stock split proposal requires the affirmative vote of a majority of the outstanding shares of Neos common stock entitled to vote thereon. This proposal is a “discretionary matter.” Therefore, a broker may vote Neos shares held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

Recommendation

THE NEOS BOARD RECOMMENDS THAT NEOS STOCKHOLDERS VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

Unless marked otherwise, proxies received by Neos stockholders will be voted “FOR” the approval of the reverse stock split.

NEOS PROPOSAL III: ADJOURNMENT OF THE NEOS SPECIAL MEETING

Neos stockholders are being asked to approve a proposal that will give the presiding officer of the Neos special meeting authority to adjourn the Neos special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal and/or the reverse stock split proposal. If this proposal is approved, the Neos special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the Neos special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Neos consistent with the terms of the Merger Agreement or with the consent of Aytu.

If the Neos special meeting is adjourned or postponed, Neos stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the Neos adjournment proposal, your shares will be voted in favor of the Neos adjournment proposal.

Vote Required

Assuming a quorum is present, the approval of the Neos adjournment proposal requires the affirmative vote of a majority of the votes properly cast at the Neos special meeting by holders of shares of Neos common stock is required. For purposes of the Neos adjournment proposal, “votes properly cast” on the proposal consist of votes “for” or “against” the proposal. Accordingly, a Neos stockholder’s abstention from voting on the Neos adjournment proposal will have no effect on the approval of the proposal. This proposal is considered a “discretionary matter.” Therefore, a broker may vote shares of Neos common stock held in “street name” without receiving explicit voting instructions from the beneficial owners of such shares and broker non-votes are not expected on this proposal.

Recommendation

THE NEOS BOARD RECOMMENDS THAT NEOS STOCKHOLDERS VOTE “FOR” THE NEOS ADJOURNMENT PROPOSAL.

Unless marked otherwise, proxies received by Neos stockholders will be voted “FOR” the Neos adjournment proposal.

AYTU PROPOSAL II: THE AYTU NAME CHANGE PROPOSAL

Aytu’s Board has adopted and now recommends for your approval a proposal to amend Aytu’s Certificate of Incorporation, as amended, to change its corporate name from “Aytu BioScience, Inc.” to “Aytu Biopharma, Inc.”

Aytu believes the current name of Aytu BioScience, Inc. will not accurately reflect the operations of the combined company if the Merger is consummated, and believes the proposed name change better conveys the clinical products and clinical programs of the combined company. The Aytu Name Change Proposal, if approved by Aytu’s stockholders, would have the effect of changing Aytu’s legal name. If the Aytu Name Change Proposal is not approved, Aytu’s legal name will continue to be Aytu BioScience, Inc.

Any change in Aytu’s corporate name will not affect the status of the company or the rights of any stockholder in any respect, or the transferability of stock certificates presently outstanding. The currently outstanding stock certificates evidencing shares of securities bearing the name Aytu BioScience, Inc. will continue to be valid and represent Aytu’s securities following the name change. In the future, new share certificates will be issued bearing the new name, but this in no way will affect the validity of your current share certificates.

If the Aytu Name Change Proposal is approved by Aytu’s stockholders, the name change will become effective upon the filing of an amendment to the Aytu Certificate of Incorporation with the Secretary of State of the State of Delaware. If the Aytu Name Change Proposal is approved, Aytu intends to file the amendment promptly after the consummation of the merger.

Vote Required

The approval of the Aytu Name Change Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Aytu Common Stock. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Aytu Name Change Proposal.

Recommendation

AYTU’S BOARD OF DIRECTORS RECOMMENDS THAT AYTU STOCKHOLDERS VOTE “FOR” THE AYTU NAME CHANGE PROPOSAL.

AYTU PROPOSAL III: ADJOURNMENT OF THE AYTU SPECIAL MEETING

Aytu stockholders are being asked to approve a proposal that will give the Chairman of the Aytu Board authority to adjourn the Aytu special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes to approve the various matters being submitted to stockholders at the time of the Aytu special meeting or any adjournment or postponement thereof. If this proposal is approved, the Aytu special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the Aytu special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Aytu consistent with the terms of the Merger Agreement or with the consent of Neos.

If the Aytu special meeting is adjourned, Aytu stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the Aytu adjournment proposal, your shares will be voted in favor of the Aytu adjournment proposal.

Vote Required

Approval of the adjournment proposal requires the affirmative vote of a majority of the votes properly cast at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote if a quorum is present or the affirmative vote of a majority of the votes present at the Aytu special meeting by holders of shares of Aytu common stock entitled to vote if a quorum is not present. For purposes of the Aytu adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, an Aytu stockholder’s abstention from voting on the Aytu adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The approval of the Aytu adjournment proposal is a “discretionary” matter and, therefore, no broker non-votes are expected to exist with respect to the Aytu adjournment proposal.

Recommendation

THE AYTU BOARD RECOMMENDS THAT AYTU STOCKHOLDERS VOTE “FOR” THE AYTU ADJOURNMENT PROPOSAL.

Unless marked otherwise, proxies received by Aytu stockholders will be voted “FOR” the Aytu adjournment proposal.

DESCRIPTION OF AYTU CAPITAL STOCK

The following briefly summarizes the material terms of the Aytu common shares that will be issued in connection with the merger, and the description does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and other applicable law, the Aytu Certificate of Incorporation, and the Aytu Bylaws. Copies of Aytu’s governing documents have been filed with the SEC. To find where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information.”

General

Aytu is authorized to issue up to 200,000,000 shares of common stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.0001 par value per share.

As of January 12, 2021, a total of 17,882,893 shares of Aytu common stock were issued and outstanding, and no shares preferred stock were issued and outstanding.

Securities to be Issued in the Merger

Common Stock

The holders of common stock are entitled to one vote per share. Aytu’s Certificate of Incorporation does not expressly prohibit cumulative voting. The holders of Aytu’s common stock are entitled to receive ratably such dividends, if any, as may be declared by the Aytu Board out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Aytu Board and issued in the future.

Outstanding Warrants

As of January 12, 2021, Aytu had outstanding warrants to purchase an aggregate of approximately 2,715,551 shares of Aytu’s common stock, consisting of:

●	Warrants to purchase 137 shares of Aytu’s common stock that were issued in the public offering of common stock and warrants Aytu completed on May 2, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $24,000;

●	Warrants to purchase 78 shares of Aytu’s common stock that were issued upon the closing of Aytu’s public offering on May 5, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $24,000;

●	Warrants to 31 shares of Aytu’s common stock issued to the underwriters of Aytu’s public offering. These warrants are exercisable beginning May 2, 2017 until May 2, 2021 and have an exercise price equal to 3,000;

●	Warrants with a release to purchase 23 shares of Aytu’s common stock issued to the Luoxis stockholders. These warrants expire on July 7, 2021 and have an exercise price equal to $16,000;

●	Warrants to purchase 1,056 shares of Aytu’s common stock that were issued upon the closing of Aytu’s public offering on November 2, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $7,440;

●	Warrants to purchase 107 shares of Aytu’s common stock issued to the underwriters of Aytu’s November public offering. These warrants are exercisable beginning October 27, 2016 until October 27, 2021 and have an exercise price equal to $3,000;

●	Warrants to purchase 22,114 shares of Aytu’s common stock that were issued in the public offering of common stock, preferred stock and warrants Aytu completed on August 15, 2017. These warrants are exercisable for five years from issuance and have an exercise price equal to $720;

●	Warrants to purchase 1,991 shares of Aytu’s common stock that were issued in August 2017 to the placement agents in Aytu’s public offering of common stock, preferred stock and warrants Aytu completed on August 15, 2017. These placement agents’ warrants have a term of five years from August 25, 2017, and have an exercise price of $720.00, and provide for cashless exercise;

●	Warrants to purchase 152,790 shares of Aytu’s common stock that were issued in the public offering of common stock, preferred stock and warrants Aytu completed on March 6, 2018. These warrants are exercisable for five years from issuance and have an exercise price equal to $108.00; and

●	Warrants to purchase 10,000 shares of Aytu’s common stock were issued in on March 23, 2018. These warrants are exercisable for five years from issuance and have an exercise price equal to $108.00.

●	Warrants to purchase 419,160 shares of Aytu’s common stock were issued in on October 9, 2018. These warrants are exercisable for five years from issuance and have an exercise price equal to $15.00.

●	Warrants to purchase 34,008 shares of Aytu common stock which were acquired in connection with the February 14, 2020 merger with Innovus Pharmaceuticals, Inc. These warrants have a weighted-average expiration date of December 3, 2021 and a weighted-average exercise price of $241.91.

●	Warrants to purchase 300,000 shares of Aytu common stock which were issued on March 12, 2020. These warrants are exercisable for one year from issuance and have an exercise price equal to $12.50.

●	Warrants to purchase 1,133,921 shares of Aytu common stock which were issued on March 19, 2020. These warrants are exercisable for one year from issuance and have an exercise price equal to $14.70.

●	Placement Agent Warrants to purchase 236,375 shares of Aytu common stock which were issued between March 10, 2020 and March 19, 2020. These warrants have a weighted-average expiration date of March 13, 2021 and a weighted-average exercise price of $16.84.

●	Placement Agent Warrants to purchase 92,302 shares of Aytu common stock issued July 1, 2020. These warrants are exercisable for one year from issuance and have a weighted-average exercise price equal to $15.99.

●	Placement Agent Warrants to purchase 311,458 shares of Aytu common stock issued December 15, 2020. These warrants are exercisable for five years from issuance and have an exercise price of $7.50.

Outstanding Options

On June 1, 2015, Aytu’s stockholders approved the 2015 Aytu Incentive and Stock Option Plan, which provides for the award of stock options, stock appreciation rights, restricted stock and other equity awards for up to an aggregate of 3,000,000 shares of common stock. At the April 23, 2020 shareholders meeting, shareholders voted to increase the 2015 Aytu Incentive and Stock Option Plan to 5,000,000 shares of common stock. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by Aytu prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the Aytu Incentive Plan will be added back to the shares of common stock available for issuance under the Aytu Incentive Plan.

As of January 12, 2021 Aytu had outstanding options to purchase an aggregate of 76,612 shares of Aytu’s common stock at a weighted average exercise price of $19.30 per share. Of these, an aggregate of 912 are vested and exercisable.

The Aytu Incentive Plan is administered by the Aytu Board or a committee designated by the Board. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Aytu Incentive Plan. The Administrator may delegate to Aytu’s Chief Executive Officer the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Persons eligible to participate in the Aytu Incentive Plan are full or part-time officers, employees, non-employee directors, directors and other key persons (including consultants and prospective officers) of Aytu and its subsidiaries as selected from time to time by the administrator in its discretion. Approximately 60 individuals are currently eligible to participate in the Aytu Incentive Plan, which includes officers, employees who are not officers, non-employee director, former employees and other individuals who are primarily consultants.

The Aytu Incentive Plan provides that upon the effectiveness of a “sale event” as defined in the Aytu Incentive Plan, except as otherwise provided by the Administrator in the award agreement, all stock options, stock appreciation rights and other awards will be assumed or continued by the successor entity and adjusted accordingly to take into account the impact of the transaction. To the extent, however, that the parties to such sale event do not agree that all stock options, stock appreciation rights or any other awards shall be assumed or continued, then such stock options and stock appreciation rights shall become fully exercisable and the restrictions and conditions on all such other awards with time-based conditions will automatically be deemed waived. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, in the case of a sale event in which Aytu’s stockholders will receive cash consideration, Aytu may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights in exchange for the cancellation thereto.

Quotation on the Nasdaq Capital Market

Aytu’s common stock is quoted on the Nasdaq Capital Market under the symbol “AYTU.” Aytu also has two series of warrants quoted on the OTCQB under the symbols “AYTUW” and “AYTUZ.”

Transfer Agent

The transfer agent of Aytu’s common stock is Issuer Direct Corporation. Their address is 1 Glenwood Ave, Suite 1001, Raleigh, NC 27603.

Delaware Anti-Takeover Law and Provisions of Aytu’s Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law. Aytu is subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;

●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Aytu’s certificate of incorporation and bylaws do not exclude it from the restrictions of Section 203. Aytu anticipates that the provisions of Section 203 might encourage companies interested in acquiring Aytu to negotiate in advance with the Aytu Board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaw. Provisions of Aytu’s certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change of control or change in Aytu’s management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that Aytu’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of Aytu’s common stock. Among other things, these provisions include:

●	the authorization of 50,000,000 shares of “blank check” preferred stock, the rights, preferences and privileges of which may be established and shares of which may be issued by the Aytu Board at its discretion from time to time and without stockholder approval;

●	limiting the removal of directors by the stockholders;

●	allowing for the creation of a staggered board of directors;

●	eliminating the ability of stockholders to call a special meeting of stockholders; and

●	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AYTU

The following table sets forth information with respect to the beneficial ownership of Aytu’s common stock as of January 12, 2021 for:

●	each beneficial owner of more than 5% of Aytu’s outstanding common stock;

●	each of Aytu’s directors and named executive officers; and

●	all of Aytu’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common stock that can be acquired within 60 days of January 12, 2021. The percentage ownership information shown in the table is based upon 17,882,893 shares of common stock outstanding as of January 12, 2021.

Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Aytu deemed outstanding shares of common stock subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of January 12, 2020. Aytu did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with “+”. The information in the tables below are based on information known to Aytu or ascertained from public filings made by the stockholders. Except as otherwise indicated in the table below, addresses of the director, executive officers and named beneficial owners are in care of Aytu BioScience, Inc., 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Armistice Capital, LLC(1)	1,333,334	7.46%
Stonepine Capital, LLC(2)	1,333,334	7.46%

Directors and Named Executive Officers:
Joshua R. Disbrow(3)	99,785	+	%
David A. Green(4)	52,458	+	%
Michael Macaluso(5)	20,286	+	%
Gary Cantrell(6)	16,289	+	%
Carl C. Dockery(7)	15,481	+	%
John Donofrio(8)	15,271	+	%
Ketan B. Mehta(9)	6,500	+	%

All directors and executive officers as a group (seven persons)		1.26%

*	Disregards beneficial ownership limitation.
+	Represents beneficial ownership of less than 1%.
(1)	Consists of 1,333,334 shares. Ownership amounts for Armistice Capital, LLC disregard the current agreement between Aytu and Armistice Capital, LLC limiting at any given time the ability of Armistice Capital, LLC to own more than 40% of the outstanding common stock.
(2)	Consists of 1,333,334 shares.
(3)	Consists of (i) 7,158 shares, (ii) 90,348 restricted shares, (iii) 23 vested options to purchase shares of stock, and (iv) 2,256 shares issuable upon the exercise of warrants. Does not include 12 shares held by an irrevocable trust for estate planning in which Mr. Disbrow is a beneficiary. Mr. Disbrow does not have or share investment control over the shares held by the trust, Mr. Disbrow is not the trustee of the trust (nor is any member of Mr. Disbrow’s immediate family) and Mr. Disbrow does not have or share the power to revoke the trust. As such, under Rule 16a-8(b) and related rules, Mr. Disbrow does not have beneficial ownership over the shares purchased and held by the trust.
(4)	Consists of (i) 500 shares, (ii) 51,625 restricted shares, and (iii) 333 shares issuable upon the exercise of warrants.
(5)	Consists of (i) 8 shares, (ii) 20,267 restricted shares, and (iii) vested options to purchase 11 shares of common stock.
(6)	Consists of (i) 15,267 restricted shares, (ii) 18 shares, and (iii) 4 vested options to purchase 4 shares of common stock
(7)	Consists of (i) 15,267 restricted shares, (ii) shares underlying vested options to purchase 4 shares of common stock, and (iii) 210 shares held by Alpha Venture Capital Partners, L.P Mr. Dockery is the President of the general partner of Alpha Venture Capital Partners, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by Alpha Venture Capital Partners, L.P.
(8)	Consists of (i) 15,267 restricted shares, and (ii) vested options to purchase 4 shares of common stock.
(9)	Consists of (i) 6,500 restricted shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEOS

The following table sets forth information with respect to the beneficial ownership of Neos common stock as of December 28, 2020 for:

●	each beneficial owner of more than 5% of Neos’ outstanding common stock;

●	each of Neos’ directors, director nominees and named executive officers; and

●	all of Neos’ directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common stock that can be acquired within 60 days of December 28, 2020. The percentage ownership information shown in the table is based upon 49,758,322 shares of Neos common stock outstanding as of December 28.

Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Neos deemed outstanding shares of Neos common stock subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of December 28, 2020. Neos did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with “+.” The information in the tables below are based on information known to Neos or ascertained from public filings made by the stockholders. Except as otherwise indicated in the table below, addresses of the director, executive officers and named beneficial owners are in care of Neos Therapeutics, Inc., 2940 N. Highway 360, Grand Prairie, TX 75050.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Stonepine Capital Management, LLC, and related entities(1)	4,858,889	9.8%
Nantahala Capital Management, LLC, and related entities(2)	4,610,000	9.3%
Sphera Global Healthcare Management LP and related entities(3)	3,530,731	7.1%
The Goldman Sachs Group, Inc. and related entities(4)	2,548,749	5.1%

Directors and Named Executive Officers:
Alan Heller(5)	538,628	1.1%
Greg Robitaille(5)	181,355	+	%
Bryant Fong(5)	116,762	+	%
John Schmid(5)	115,262	+	%
Beth Hecht(5)	115.262	+	%
James Robinson(5)	59,407	+	%
Linda M. Szyper(5)	82,163	+	%
Gerald McLaughlin(6)	588,119	1.2%
Richard Eisenstadt(6)	357,676	+	%
John M. Limongelli(6)	37,500	+	%

All directors and executive officers as a group (ten persons) (7)	2,192,134	4.3%

+	Represents beneficial ownership of less than 1%.
(1)	Based on a Schedule 13G/A filed with the SEC on February 13, 2020, Stonepine Capital Management (“SCM”) is the general partner and investment advisor of investment funds, including Stonepine Capital, L.P. (“Capital”). Jon M. Plexico (“Plexico”) and Thomas P. Lynch (“Lynch”) are the control persons of SCM. Each of SCM, Capital, Plexico, and Lynch have sole voting and dispositive power with respect to 4,858,889 shares and may be deemed to be the beneficial owner of such shares. The principal business address of the beneficial owners is 919 NW Bond Street, Suite 204, Bend, OR 97703.

(2)	Based on a Schedule 13G/A filed with the SEC on February 13, 2020, Nantahala Capital Management, LLC (“NCM”) may be deemed to be the beneficial owner of 4,610,000 shares of common stock held by funds and separately managed accounts under NCM’s control. Wilmot B. Harkey (“Harkey”) and Daniel Mack (“Mack”) are the managing members of NCM and also may be deemed to be beneficial owners of the shares. NCM, Harkey and Mack share voting and dispositive power with regard to the shares held by NCM. The principal business address of the beneficial owners is 130 Main St. 2nd Floor, New Canaan, CT 06840.
(3)	Based on a Schedule 13G/A filed with the SEC on February 11, 2020, Sphera Global Healthcare Management Ltd. (the “Management Company”) has investment management authority over 2,727,182 shares held by Sphera Global Healthcare Master Fund and 803,549 shares held directly by Sphera Biotech Master Fund, L.P. The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd. (“Sphera GP”), which is controlled jointly by Sphera Funds Management Ltd. (“Sphera Funds”) and Moshe Arkin (“Arkin”). Each of the Management Company, Sphera GP, Sphera Funds and Arkin share voting and dispositive power with respect to 3,530,731 shares. The principal business address of the Management Company, Sphera GP, and Sphera Funds is 21 Ha’arba’ah Street, Tel Aviv 64739, Israel, and of Arkin is 6 Hachoshlim St., Herzelia, Israel.
(4)	Based on a Schedule 13G filed on January 31, 2020 by The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs & Co. LLC (“GS & Co.”) as the beneficial owners of 2,548,749 shares of common stock. Each of GS Group and GS & Co. have shared voting and dispositive power with respect to such shares. The principal business address of GS Group and GS & Co. is 200 West Street, New York, NY 10282.
(5)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days after December 28, 2020 in the amount of 115,262 for Mr. Heller; 125,678 for Mr. Robitaille; 115,262 for Mr. Fong; 115,262 for Mr. Schmid; 115,262 for Ms. Hecht; 82,163 for Ms. Szyper; and 59,407 for Mr. Robinson.
(6)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days after December 28, 2020 in the aggregate amount of 563,619 for Mr. McLaughlin; 328,341 for Mr. Eisenstadt; and 37,500 for Mr. Limongelli.
(7)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days after December 28, 2020 in the aggregate amount of 1,657,756 for all of the directors, nominees for director and executive officers, as a group.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Aytu stockholders are currently governed by Delaware law and Aytu’s certificate of incorporation and by-laws. The rights of Neos stockholders are currently governed by Delaware law and Neos’ certificate of incorporation and by-laws. Following completion of the merger, the rights of Neos stockholders who become stockholders of Aytu in the merger will be governed by Delaware law and Aytu’s certificate of incorporation and Aytu’s by-laws.

The following description summarizes the material differences between the rights of the stockholders of Aytu and the stockholders of Neos, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Neos stockholders should read carefully the section entitled “Description of Aytu Capital Stock” and the respective certificates of incorporation and bylaws of Aytu and Neos attached as annexes to this joint proxy statement/prospectus.

Material Differences in Stockholder Rights

	Aytu Stockholder Rights	Neos Stockholder Rights
Authorized Capital Stock

As of December 15, 2020, the authorized capital stock of Aytu consists of (i) 200,000,000 shares of common stock, par value $0.0001 per share and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share.

The Aytu Board is authorized, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix and state, to the extent not fixed by the certain provisions set forth in the Aytu certificate of incorporation and subject to limitations prescribed by Delaware law, the voting powers, designations, preferences and relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

As of December 15, 2020, there were outstanding 17,882,893 shares of Aytu common stock and no outstanding preferred stock.

As of December 28, 2020, the authorized capital stock of Neos consists of (i) 100,000,000 shares of common stock, par value $0.001 per share and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share.

As discussed in the section entitled “Proposal II—Approval of the Reverse Stock Split—Principal Effects of the Reverse Stock Split,” the number of authorized shares of Neos common stock will not be reduced as a result of the reverse stock split.

The Neos Board is authorized, without stockholder approval, to issue shares of undesignated preferred stock from time to time in one or more series and to fix and state, to the extent not fixed by the certain provisions set forth in the Neos certificate of incorporation and subject to limitations prescribed by Delaware law, the voting powers, designations, preferences and relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

As of December 28, 2020, there were outstanding 49,758,322 shares of Neos common stock and no outstanding preferred stock.

Number of Directors

The Aytu Board currently has 7 members.

Aytu’s by-laws currently provide that the number of directors shall be fixed by resolution duly adopted from time to time by the board of directors.

While Aytu’s certificate of incorporation provides that the board of directors may be classified upon resolution duly adopted by the board of directors, Aytu does not currently have a classified board of directors.

The Neos Board currently has 8 members.

Neos’ by-laws currently provide that the number of directors shall be fixed by resolution duly adopted from time to time by the board of directors.

Neos’ certificate of incorporation provides that the board of directors shall be a staggered board made up of three classes of directors who serve until the third succeeding annual meeting of stockholders after their election.

Election of Directors	Aytu’s bylaws provide that any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.	Neos’ bylaws provide that any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

	Aytu Stockholder Rights	Neos Stockholder Rights
	Aytu’s certificate of incorporation provides that the directors shall be elected at each annual meeting of Aytu stockholders and shall serve until their respective successors have been elected and qualified.	Neos’ certificate of incorporation provides that the directors shall be elected at each annual meeting of Neos stockholders and shall serve until their respective successors have been elected and qualified or until their earlier resignation, death or removal.

Removal of Directors	Aytu’s certificate of incorporation provides that, subject to the rights of holders of any series of preferred stock, directors may be removed from office only by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of Aytu common stock that were present or represented at a special meeting of stockholders called for such purpose. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the director whose removal will be considered at the meeting.	Neos’ certificate of incorporation provides that, subject to the rights of holders of any series of preferred stock, directors may be removed from office only (i) with cause and (ii) by the affirmative vote of the holders of at least 75% of the outstanding shares of Neos capital stock then entitled to vote at an election of directors. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the director whose removal will be considered at the meeting.

Voting	Each holder of Aytu common stock is entitled to one vote per share of Aytu common stock.	Each holder of Neos capital stock is entitled to one vote per share of stock entitled to vote.

Cumulative Voting	Under Delaware law, Aytu stockholders are not entitled to cumulative voting unless it is expressly provided for in the certificate of incorporation. Aytu’s certificate of incorporation does not provide for cumulative voting.	Under Delaware law, Neos stockholders are not entitled to cumulative voting unless it is expressly provided for in the certificate of incorporation. Neos’ certificate of incorporation does not provide for cumulative voting.

Vacancies on the Board of Directors	Under Delaware law and Aytu’s certificate of incorporation, vacancies in the Aytu Board, from any cause whatsoever, including vacancies created by an increase in the number of directors, shall be filled by an affirmative vote of a majority of the remaining directors, even if less than a quorum.	Under Delaware law and Neos’ certificate of incorporation, vacancies in the Neos Board, from any cause whatsoever, including vacancies created by an increase in the number of directors, shall be filled by an affirmative vote of a majority of the remaining directors, even if less than a quorum.

Special Meeting of the Board of Directors	A special meeting of the Aytu Board may be called, orally or in writing, by or at the request of a majority of the directors, the chairman of the Aytu Board, if one is elected, or Aytu’s President. The person calling any such special meeting of the Aytu Board may fix the hour, date and place thereof.	A special meeting of the Neos Board may be called, orally or in writing, by or at the request of a majority of the directors, the chairman of the Neos Board, if one is elected, or Neos’ President. The person calling any such special meeting of the Neos Board may fix the hour, date and place thereof.

Stockholder Action by Written Consent	Under Aytu’s certificate of incorporation and bylaws, any action required or permitted to be taken by the stockholders of the corporation may be effected by written consent in lieu of a meeting as long as such written consent is signed by the holders of at least the number of shares of stock in the Aytu required to approve such action at a duly held annual or special meeting of stockholders of Aytu at which all shares of stock in Aytu entitled to vote thereon were present and voted.	Under Neos’ certificate of incorporation, any action required or permitted to be taken by the stockholders of the corporation may not be taken or effected by a written consent of the stockholders in lieu thereof.

	Aytu Stockholder Rights	Neos Stockholder Rights
Amendment to Certificate of Incorporation	Under Aytu’s certificate of incorporation, whenever any vote of the holders of capital stock of Aytu is required to amend or repeal any provision of Aytu’s certificate of incorporation, and in addition to any other vote of holders of capital stock that is required by the certificate of incorporation or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however, that the affirmative vote of not less than 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than 66 2⁄3% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII or Article IX of the certificate of incorporation.	Under Neos’ certificate of incorporation, whenever any vote of the holders of capital stock of Neos is required to amend or repeal any provision of Neos’ certificate of incorporation, and in addition to any other vote of holders of capital stock that is required by the certificate of incorporation or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however, that the affirmative vote of not less than 75% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII or Article IX of the certificate of incorporation.

Amendment of By-laws	Aytu’s certificate of incorporation provides that the bylaws may be altered, amended or repealed or new by-laws may be made by the affirmative vote of the holders of at least 66 2⁄3% of the shares entitled to vote on such amendment or repeal, voting together as a single class, or by the affirmative vote of a majority of the directors then in office.	Neos’ certificate of incorporation provides that the bylaws may be altered, amended or repealed or new by-laws may be made by the affirmative vote of the holders of at least 75% of the shares entitled to vote on such amendment or repeal, voting together as a single class, or by the affirmative vote of a majority of the directors then in office.

Special Stockholder Meetings	Aytu’s certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by the Aytu Board acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.	Neos’ certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by the Neos Board acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

Notice of Stockholder Meetings	Aytu’s bylaws require that written notice of each stockholders’ meeting must be given at least 10 days but not more than 60 days before the date of the meeting. Delaware law requires notice of a meeting to vote on a Merger Agreement, a sale, lease or exchange of all or substantially all assets, a conversion to another form of entity or a transfer, domestication or conveyance to a foreign jurisdiction to be given at least 20 days before the date of such meeting.	Neos’ bylaws require that written notice of each stockholders’ meeting must be given at least 10 days but not more than 60 days before the date of the meeting. Delaware law requires notice of a meeting to vote on a Merger Agreement, a sale, lease or exchange of all or substantially all assets, a conversion to another form of entity or a transfer, domestication or conveyance to a foreign jurisdiction to be given at least 20 days before the date of such meeting.

	Aytu Stockholder Rights	Neos Stockholder Rights
Stockholder Nominations of Persons for Election as Directors

Aytu’s bylaws permit stockholders to nominate directors. A stockholder entitled to vote in the election of directors may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been delivered to Aytu’s Corporate Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the prior year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the prior year’s annual meeting, the stockholder notice must be given not more than 120 days nor less than the later of 90 days prior to the date of the annual meeting or, if it is later, the 10th day following the date on which the date of the annual meeting is first publicly announced or disclosed by Aytu. These notice deadlines are the same as those required by the SEC’s Rule 14a-8.

Pursuant to the bylaws, a stockholder’s notice must set forth among other things: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, and the rules and regulations thereunder; and (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

Neos’ bylaws permit stockholders to nominate directors. A stockholder entitled to vote in the election of directors and who is present, in person or by proxy, at the annual meeting, may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been received by Neos’ Corporate Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the prior year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the prior year’s annual meeting, or if no annual meeting was held in the preceding year, the stockholder notice must be received by Neos’ Corporate Secretary no later than the 90th day prior to the scheduled date of the annual meeting or the 10th day following the date on which the date of the annual meeting is first publicly announced or disclosed by Neos. These notice deadlines are the same as those required by the SEC’s Rule 14a-8.

Pursuant to the bylaws, a stockholder’s notice must set forth among other things: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, and the rules and regulations thereunder; and (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

Limitation of Liability of Directors and Officers

Delaware law provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to such corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions; (iv) any transaction from which the director derived an improper personal benefit; or (v) any act or omission before the adoption of such a provision in the certificate of incorporation.

Delaware law provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to such corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions; (iv) any transaction from which the director derived an improper personal benefit; or (v) any act or omission before the adoption of such a provision in the certificate of incorporation.

	Aytu Stockholder Rights	Neos Stockholder Rights
	Aytu’s certificate of incorporation provides that directors are not personally liable to Aytu or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Aytu or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.	Neos’ certificate of incorporation provides that directors are not personally liable to Neos or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Neos or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers Employees and Agents

Aytu’s bylaws provide that Aytu will indemnify and hold harmless to the fullest extent permitted by Delaware law, any current or former director or officer. The Aytu Board may, in its discretion, also provide indemnification to any current or former non-officer to the extent permitted by Delaware law.

The right to indemnification conferred in Aytu’s by-laws also includes the right to be paid by Aytu the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

Neos’ bylaws provide that Aytu will indemnify and hold harmless to the fullest extent permitted by Delaware law, any current or former director or officer. The Neos Board may, in its discretion, also provide indemnification to any current or former non-officer to the extent permitted by Delaware law.

The right to indemnification conferred in Neos’ by-laws also includes the right to be paid by Neos the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

Dividends and Stock Repurchases	Under Aytu’s certificate of incorporation, subject to the preferential rights of any holders of outstanding preferred stock or any other class of stock having preference over the common stock, holders of Aytu common stock are entitled to receive, to the extent permitted by law, such dividends as the Aytu Board may declare from time to time from funds legally available therefor.	Under Neos’ certificate of incorporation, subject to the preferential rights of any holders of outstanding preferred stock or any other class of stock having preference over the common stock, holders of Neos common stock are entitled to receive, to the extent permitted by law, such dividends as the Neos Board may declare from time to time from funds legally available therefor.

Stockholder Vote on Fundamental or Extraordinary Corporate Transactions	Under Delaware law, a sale, lease or exchange of all or substantially all of Aytu’s assets, an amendment to Aytu’s certificate of incorporation, a merger or consolidation of Aytu with another corporation or a dissolution of a corporation generally requires the affirmative vote of the Aytu Board and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.	Under Delaware law, a sale, lease or exchange of all or substantially all of Neos’ assets, an amendment to Neos’ certificate of incorporation, a merger or consolidation of Neos with another corporation or a dissolution of a corporation generally requires the affirmative vote of the Neos Board and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

	Aytu Stockholder Rights	Neos Stockholder Rights
State Antitakeover Provisions	Aytu has not opted out of Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the outstanding voting stock of Aytu, thereby becoming an “interested stockholder,” that person may not engage in certain “business combinations” with Aytu, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of Aytu’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder, unless one of the following exceptions applies: (i) the Aytu Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the Aytu Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.	Neos has not opted out of Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the outstanding voting stock of Neos, thereby becoming an “interested stockholder,” that person may not engage in certain “business combinations” with Neos, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of Neos’ stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder, unless one of the following exceptions applies: (i) the Neos Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the Neos Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.

Preemptive Rights

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the certificate of incorporation.

Aytu’s certificate of incorporation does not provide holders of shares of Aytu stock with any preemptive rights.

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the certificate of incorporation.

Neos’ certificate of incorporation does not provide holders of shares of Neos stock with any preemptive rights.

LEGAL MATTERS

The validity of the shares of Aytu common stock to be issued to Neos stockholders pursuant to the merger has been passed upon for Aytu by Dorsey & Whitney LLP.

EXPERTS

Aytu

The consolidated financial statement of Aytu BioScience, Inc. at June 30, 2020 and 2019, and for each of the two years in the period ended June 30, 2020 have been audited by Plante & Moran, PLLC (successor to EKS&H LLLP), an independent registered public accounting firm. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Innovus incorporated by reference in AytuBioScience, Inc.’s Current Report on Form 8-K dated February 14, 2020, have been audited by Hall & Company, an independent registered public accounting firm, as stated in their reports. Such financial statements have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The abbreviated financial statements of the Pediatric Product Portfolio of Cerecor Inc. at September 30, 2019 and December 31, 2018, and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018, incorporated by reference in Aytu BioScience, Inc.’s Current Report on Form 8-K/A dated January 10, 2020 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein, and incorporated herein by reference. Such abbreviated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Neos

The consolidated financial statements of Neos Therapeutics, Inc. as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, and included in this joint proxy statement/prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Aytu

Aytu will hold an annual meeting of stockholders in 2021, which is referred to in this joint proxy statement/prospectus as the Aytu 2021 annual meeting, regardless of whether the merger has been completed.

Under Aytu’s bylaws, stockholder proposals to be considered at the Aytu 2021 annual meeting must be received not less than 90 days nor more than 120 days prior to the first anniversary of the prior year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the prior year’s annual meeting, or if no annual meeting was held in the prior year, the stockholder notice must be given not more than 120 days nor less than the later of 90 days prior to the date of the annual meeting or, if it is later, the 10th day following the date on which the date of the annual meeting is first publicly announced or disclosed by Aytu. Under SEC Rule 14a-8, in order for a stockholder proposal to be included in Aytu’s proxy solicitation materials for the Aytu 2021 annual meeting, it must be delivered to Aytu’s Corporate Secretary at Aytu’s principal executive offices by November 4, 2020; provided, however, that if the date of the 2021 annual meeting is more than 30 days before or after the anniversary date of the 2020 annual meeting, notice by the stockholder must be delivered a reasonable time before Aytu begins to print and send its proxy materials. All submissions must comply with all of the requirements of Aytu’s bylaws and Rule 14a-8 of the Exchange Act. Proposals should be mailed to David Green, Corporate Secretary, Aytu BioScience, Inc., 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112.

Neos

If the merger is consummated prior to Neos’ annual meeting of stockholders in 2021, Neos does not expect to hold an annual meeting of stockholders in 2021. If the merger is not consummated or has not been consummated prior to Neos’ 2021 annual meeting, Neos will hold an annual meeting of stockholders in 2021, in which case Neos will provide notice of or otherwise publicly disclose the date on which the 2021 annual meeting will be held.

Under Neos’ bylaws, stockholder proposals to be considered at the Neos 2021 annual meeting must be received by the Secretary at the principal executive office of Neos not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that in the event the annual meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of Neos not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Under SEC Rule 14a-8, in order for a stockholder proposal to be included in Neos’ proxy solicitation materials for the Neos 2021 annual meeting, it must be delivered to Neos’ Corporate Secretary at Neos’ principal executive offices by December 23, 2020; provided, however, that if the date of the 2021 annual meeting is more than 30 days before or after the anniversary date of the 2020 annual meeting, notice by the stockholder must be delivered a reasonable time before Neos begins to print and send its proxy materials. All submissions must comply with all of the requirements of Neos’ bylaws and Rule 14a-8 of the Exchange Act. Proposals should be mailed to the Corporate Secretary at Neos Therapeutics, Inc., 2940 N. Highway 360, Grand Prairie, TX 75050.

WHERE YOU CAN FIND MORE INFORMATION

Aytu has filed a registration statement on Form S-4 to register with the SEC the shares of Aytu common stock to be issued to Neos stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Aytu in addition to being proxy statements of Aytu and Neos for their respective special meetings. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Aytu and the shares of Aytu common stock. The rules and regulations of the SEC allow Aytu and Neos to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Aytu and Neos file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC filings of Aytu and Neos are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Aytu files with the SEC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, by going to Aytu’s website at http://www.aytubio.com. You may obtain free copies of the documents Neos files with the SEC by going to Neos’ website at www.neostx.com. The website addresses of Aytu and Neos are provided as inactive textual references only. The information provided on the websites of Aytu and Neos is not part of this joint proxy statement/prospectus and, therefore, is not incorporated herein by reference.

The SEC allows Aytu to “incorporate by reference” information into this information statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this information statement/prospectus, except for any information superseded by information in this information statement/prospectus or in later filed documents incorporated by reference into this information statement/prospectus. This information statement/prospectus incorporates by reference the documents set forth below that Aytu has, previously filed with the SEC and any additional documents that Aytu may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this information statement/prospectus and until the date that the offering is terminated (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Aytu and Neos and their respective financial performance.

This document incorporates by reference the following documents that have previously been filed with the SEC by Aytu (File No. 001-38247):

Aytu SEC Filings (File No. 001-38247)	Period
Annual Report on Form 10-K	Fiscal year ended June 30, 2020, filed October 6, 2020

Quarterly Report on Form 10-Q	Fiscal quarter ended September 30, 2020, filed November 12, 2020

Current Reports on Form 8-K (other than information furnished pursuant to Item 2.02 or Item 7.01)	Filed on January 26, 2021, December 16, 2020, December 14, 2020, December 10, 2020, December 10, 2020, December 8, 2020, December 2, 2020, July 2, 2020, February 14, 2020 and January 10, 2020

Definitive Proxy Statement on Schedule 14A for Aytu’s annual meeting of stockholders	For the Annual Meeting of Stockholders on March 31, 2020 (Filed on March 4, 2020)

Any description of shares of Aytu common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Aytu has supplied all information contained in this joint proxy statement/prospectus relating to Aytu, as well as all pro forma financial information, and Neos has supplied all such information relating to Neos.

Neither Aytu nor Neos has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

If you would like to request documents from Aytu or Neos, please send a request in writing or by telephone to either Aytu or Neos at the following addresses:

Aytu BioScience, Inc. 373 Inverness Parkway, Suite 206 Englewood, Colorado 80112 Telephone: (720) 437-6580 Attn: Chief Executive Officer	Neos Therapeutics, Inc. 2940 N. Hwy 360 Grand Prairie, TX 75050 Telephone: (972) 408-1300 Attn: Chief Financial Officer

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Neos stockholders or Aytu stockholders nor the issuance of shares of Aytu common stock in the merger on the terms and conditions set forth in the Merger Agreement will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AYTU BIOSCIENCE, INC.,
NEUTRON ACQUISITION SUB, INC.

and

NEOS THERAPEUTICS, INC.

Dated as of December 10, 2020

THIS FORM OF AGREEMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIAL DISCLOSURE AGREEMENT ENTERED INTO BY THE RECIPIENT HEREOF (OR ITS AFFILIATE) WITH RESPECT TO THE SUBJECT MATTER HEREOF. THIS FORM OF AGREEMENT IS NOT INTENDED TO CREATE, NOR WILL IT CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE UNLESS AND UNTIL IT IS EXECUTED AND DELIVERED BY ALL PARTIES. THE PARTIES ACKNOWLEDGE AND AGREE THAT EACH PARTY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY AND ALL PROPOSALS MADE WITH REGARD TO THE POTENTIAL TRANSACTION, AND TO TERMINATE DISCUSSIONS AND NEGOTIATIONS AT ANY TIME, IN SUCH PARTY’S OR ITS AFFILIATES’ SOLE AND ABSOLUTE DISCRETION AND WITHOUT GIVING ANY REASON THEREFOR.

A-i

TABLE OF CONTENTS

(Continued)

A-ii

TABLE OF CONTENTS

(Continued)

A-iii

INDEX OF DEFINED TERMS

Definition	Location

Acceptable Confidentiality Agreement	9.3(a)
Action	4.10
Affiliate	9.3(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(b)(ii)
Annual Premium Amount	4.18
Applicable Date	4.6(a)
Assumed Company Option	9.3(c)
Book-Entry Shares	3.3(b)
Bridge Adjustment	3.1(d)
Bridge Note	Recitals
Business Day	9.3(d)
Certificate of Merger	2.4
Certificates	3.3(b)
Closing	2.3
Closing Date	2.3
COBRA	4.13(c)(vi)
Code	Recitals
Company	Preamble
Company Acquisition Proposal	6.2(h)(i)
Company Adverse Recommendation Change	9.3(e)
Company Board	Recitals
Company Board Recommendation	4.4(b)
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Common Stock	Recitals
Company Designees	1.1(a)(ii)
Company Disclosure Letter	Article IV
Company Equity Plan	9.3(f)
Company Intervening Event	6.2(h)(iii)
Company IP Agreement	9.3(g)
Company Loan Agreement	9.3(h)
Company Loan Facilities	9.3(i)
Company Manufactured Products	4.12(e)
Company Manufacturing Facility	4.12(e)
Company Material Adverse Effect	4.1(a)
Company Notice Period	6.2(b)(ii)(I)(A)
Company Option	9.3(j)
Company Owned IP	9.3(k)
Company Plan	4.13(a)
Company Preferred Stock	4.2(a)
Company Registered IP	4.20(a)

A-iv

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Company RSU	9.3(l)
Company SEC Documents	4.6(a)
Company Stock Awards	4.2(b)
Company Stockholder Approval	4.4(a)
Company Stockholders Meeting	6.4(a)
Company Superior Proposal	6.2(h)(ii)
Company Termination Fee	8.3(b)(i)
Company Transaction Litigation	6.11(a)
Confidential Disclosure Agreement	6.5(d)
Continuation Period	6.14(a)
Continuing Employee	6.14(a)
Contract	9.3(m)
control	9.3(n)
Controlled Group	4.13(b)
Conversion of the Deerfield Notes	6.1(a)(vii)
Cowen	5.23
D&O Insurance	6.9(a)
Damages	9.3(o)
Debt Facility Letters	9.3(q)
Debt Financing Sources	9.3(p)
Deerfield Debt Facility Letter	9.3(r)
Deerfield Loan Facility	9.3(s)
Delaware Secretary of State	2.4
DGCL	Recitals
Effective Time	2.4
Encina Debt Facility Letter	9.3(t)
Encina Loan Agreement	9.3(u)
Environmental Law	4.15(b)
Environmental Permits	4.15(a)
ERISA	4.13(a)
Exchange Act	4.5(b)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(a)
Excluded Shares	3.1(b)
FDA	4.12(c)
FDCA	4.12(a)
Financing	6.17(a)
Form S-4	4.5(b)
GAAP	4.6(b)
Governmental Entity	4.5(b)
Hazardous Substance	4.15(c)
Health Care Laws	4.12(a)
Indebtedness	9.3(v)

A-v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Indemnified Party	6.9(b)
Innovus CVRs	9.3(w)
Intellectual Property	9.3(x)
IRS	4.13(a)
IT Systems	4.20(d)
Joint Proxy Statement	4.5(b)
knowledge	9.3(y)
Law	4.5(a)
Liens	4.3
Measurement Date	4.2(a)
Merger	Recitals
Merger Consideration	3.1(a)
Merger Sub	Preamble
Merger Sub Board	Recitals
MTS	4.25
Nasdaq	3.3(f)
Non-Assumed Company Option	9.3(z)
Order	9.3(aa)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	6.3(d)
Parent Board	Recitals
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Equity Plan	9.3(cc)
Parent Intervening Event	6.2(h)(iii)
Parent IT Systems	5.20(d
Parent Loan Agreement	6.1(b)(vii)(A)
Parent Material Adverse Effect	5.1(a)
Parent Material Contract	5.17(a)
Parent Notice Period	6.2(b)(ii)(I)(A)
Parent Option	3.2(a)
Parent Owned IP	9.3(dd)
Parent Permit	5.11(a)
Parent Plan	5.13(a)
Parent Preferred Stock	5.2(a)
Parent Registered IP	9.3(ff)
Parent RSU	3.2(b)
Parent SEC Documents	5.6(a)
Parent Stock Awards	5.2(b)
Parent Stock Issuance	Recitals
Parent Stockholder Approval	5.4(a)
Parent Stockholders Meeting	6.4(a)
Parent Superior Proposal	6.2(h)(ii)

A-vi

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Parent Termination Fee	8.3(b)(i)
Parent Transaction Litigation	6.13
Parent Warrants	5.2(a)
PBGC	4.13(c)(iv)
Pension Plan	4.13(b)
Permits	4.11
Permitted Liens	9.3(gg)
Person	9.3(hh)
Personal Information	4.20(e)
Privacy Laws	4.20(e)
Product	9.3(ee)
Products	4.11(a)
Representative	9.3(ii)
Safety Notices	4.12(g)
Sarbanes-Oxley Act	4.6(a)
SEC	4.5(b)
Securities Act	4.5(b)
Subsidiary	9.3(jj)
Surviving Corporation	2.2
Takeover Laws	4.21
Tax Action	4.16(d)
Tax Return	9.3(kk)
Taxes	9.3(ll)
Terminated Employees	6.14(f)
Termination Fees	8.3(b)(i)
Third Person	9.3(mm)
Trade Secrets	9.3(n)
WARN Act	4.14(d)
Willful and Material Breach	9.3(nn)

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 10, 2020, by and among Aytu BioScience, Inc., a Delaware corporation (“Parent”), Neutron Acquisition Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), and Neos Therapeutics, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”) has: (a) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the Surviving Corporation (as defined below), pursuant to which each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) shall be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio, upon the terms and subject to the conditions set forth in this Agreement, (b) deemed it fair to, advisable and in the best interests of, the Company and its stockholders to enter into this Agreement, and (c) resolved to recommend adoption of this Agreement by the holders of shares of Company Common Stock, in each case, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the respective Boards of Directors of Parent (the “Parent Board”) and Merger Sub (the “Merger Sub Board”) have each: (a) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and, in the case of the Parent Board, the Parent Stock Issuance, (b) in the case of the Merger Sub Board, deemed it fair to, advisable and in the best interests of, Parent, in its capacity as the sole stockholder of Merger Sub, to enter into this Agreement, and (c) in the case of the Merger Sub Board, resolved to recommend adoption of this Agreement by Parent, in its capacity as the sole stockholder of Merger Sub, in each case, in accordance with the DGCL;

WHEREAS, the Parent Board has resolved to recommend that the holders of shares of Parent Common Stock approve the issuance, on the terms and subject to the conditions set forth in this Agreement, of the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger (collectively, the “Parent Stock Issuance”);

WHEREAS, concurrently with the execution of this Agreement, certain Parent and Company stockholders together holding approximately 2% and 1%, respectively, of the outstanding voting shares of such companies have entered into voting agreements substantially in the forms set forth in Exhibit A-1 and Exhibit A-2 providing for their agreement to vote in favor of the Merger and the Parent Stock Issuance, respectively, among other things;

WHEREAS, concurrently with the execution of this Agreement, Parent and the Company have entered into a letter agreement under which Parent commits to provide bridge financing to the Company in the form of a Convertible Promissory Note in an aggregate amount of up to $5,000,000 (the “Bridge Note”);

WHEREAS, for United States federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g); and

WHEREAS, Parent, Merger Sub and the Company each desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

CERTAIN GOVERNANCE MATTERS

Section 1.1 Parent Matters.

(a) Board of Directors. The parties shall take all action necessary so that, as of the Effective Time, the number of directors that comprise the full Board of Directors of Parent shall be up to eight (8), and such Board of Directors shall upon the Effective Time initially consist of:

(i) up to six (6) directors serving on the Board of Directors of Parent as of immediately prior to the Effective Time; and

(ii) two (2) directors as set forth on Exhibit B hereto (the “Company Designees”).

(b) Parent shall use commercially reasonable efforts to procure the resignation of the director set forth on Exhibit B hereto effective no later than upon the Effective Time.

(c) Replacement of Company Designees. In the event that prior to the Effective Time any Company Designee is unable or unwilling to serve on the Board of Directors of Parent, the Company and Parent shall discuss in good faith and identify a replacement for such individual to serve in such Company Designee’s place. The parties shall take all action necessary to ensure that any such replacement designee is duly qualified and appointed as a director of the Board of Directors of Parent as of the Effective Time. Any such replacement designee shall also be deemed to be a Company Designee.

Section 1.2 Surviving Corporation Matters.

(a) Surviving Corporation Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as the Certificate of Incorporation of Merger Sub (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended in accordance with applicable Law.

(b) Surviving Corporation Bylaws. At the Effective Time, the Bylaws of the Surviving Corporation shall be amended to read in their entirety as the Bylaws of Merger Sub (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended in accordance with applicable Law.

(c) Surviving Corporation Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation, disqualification or removal or until their respective successors are duly elected and qualified.

(d) Surviving Corporation Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation, disqualification or removal or until their respective successors are duly elected and qualified.

ARTICLE II
THE MERGER

Section 2.1 Formation of Merger Sub. Parent has caused Merger Sub to be incorporated under the Laws of the State of Delaware.

Section 2.2 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent.

Section 2.3 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, on the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at the Closing), remotely by electronic exchange of documents, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL and shall make any other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time.”)

Section 2.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of Parent, Merger Sub or the Company:

(a) Subject to Section 3.3(f), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any shares of Company Common Stock issued upon settlement of Company RSUs under Section 3.2(b), but excluding any Excluded Shares) shall thereupon be converted into and become exchangeable for 0.1088 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”); provided, however, that the Exchange Ratio is subject to adjustment as provided in Section 3.1(d). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f), in each case to be issued or paid in accordance with Section 3.3, without interest.

(b) Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(d) In the event the Company receives bridge financing from Parent under the Bridge Note, the Exchange Ratio shall be adjusted by reducing the Exchange Ratio by 0.00011 for every $100,000 of financing funded to the Company under the Bridge Note between the date of this Agreement and such date (the “Bridge Note Adjustment”). The Exchange Ratio and the Bridge Note Adjustment shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution to shareholders of securities convertible into Company Common Stock or Parent Common Stock, reorganization, recapitalization, reclassification, exchange, readjustment of shares or other like change with respect to Company Common Stock or Parent Common Stock, other than as contemplated by this Agreement, having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, however, that nothing in this Section 3.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2 Treatment of Options and Other Equity-Based Awards.

(a) Each Assumed Company Option that is outstanding immediately prior to the Effective Time shall, at the Effective Time, immediately and automatically cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically, at the Effective Time, into an option to purchase shares of Parent Common Stock (a “Parent Option”), on the same terms and conditions (including, without limitation, any vesting, acceleration or forfeiture provisions or repurchase rights, but taking into account that such option will be in respect of Parent Common Stock instead of Company Common Stock) as were applicable to such Assumed Company Option as of immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Parent Option shall be equal to (i) the number of shares of Company Common Stock subject to the corresponding Assumed Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Parent Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock otherwise purchasable pursuant to the corresponding Assumed Company Option divided by (B) the Exchange Ratio; provided, that the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner intended to be consistent with the requirements of Section 409A of the Code and, with respect to any Assumed Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code, Section 424(a) of the Code. The conversion of the Assumed Company Options as provided in this Section 3.2(a) shall be treated as an assumption by Parent of the Assumed Company Options for purposes of the Company Equity Plans. Each Non-Assumed Company Option that is outstanding immediately prior to the Effective Time shall, at the Effective Time, immediately and automatically be cancelled for no consideration and shall thereafter have no further force or effect.

(b) Each Company RSU that is outstanding immediately prior to the Effective Time shall, at the Effective Time, immediately and automatically cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically, at the Effective Time, into a restricted stock unit denominated in Parent Common Stock (a “Parent RSU”) covering a number of shares of Parent Common Stock equal to (i) the number of shares of Company Common Stock subject to the corresponding Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded, if necessary, to the nearest share of Parent Common Stock, having substantially similar terms and conditions (including, without limitation, any vesting, acceleration, forfeiture and settlement date provisions) as were applicable to such Company RSU as of immediately prior to the Effective Time. The Company will not take any action to accelerate the vesting of any Company RSU (other than to implement any existing agreements or arrangements for such acceleration in effect immediately prior to the date of this Agreement). The conversion of the Company RSUs as provided in this Section 3.2(b) shall be treated as an assumption by Parent of the Company RSUs for purposes of the Company Equity Plans.

(c) Prior to the Effective Time, the Company shall take all action necessary for the assumption of the Assumed Company Options and Company RSUs under this Section 3.2. The Company shall ensure that, as of the Effective Time, no holder of a Company Option or Company RSU (or former holder of any such equity awards) or a participant in the Company Equity Plans shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their respective Subsidiaries, or any other equity interest therein (including “phantom” stock or stock appreciation rights).

(d) Parent shall assume the Company Equity Plans and shall take all action necessary for the assumption of the Company Options and Company RSUs under this Section 3.2. In addition, Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Options and Parent RSUs as a result of the actions contemplated by this Section 3.2. As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to the Parent Options and Parent RSUs, and shall exercise commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any of such Parent Options and Parent RSUs remain outstanding and are required to be registered.

Section 3.3 Exchange and Payment.

(a) Promptly after the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock immediately prior to the Effective Time (other than holders to the extent they hold Excluded Shares), book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 3.1(a). In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f). All certificates representing shares of Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day thereafter, Parent shall cause the Exchange Agent to furnish to each holder of record of a certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the Merger Consideration, any dividends or distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the shares of Company Common Stock formerly represented by such Certificate (other than Excluded Shares) (A) that number of whole shares of Parent Common Stock (after taking into account all shares of Company Common Stock then held by such holder under all Certificates so surrendered) to which such holder of Company Common Stock shall have become entitled pursuant to Section 3.1(a) (which shall be in uncertificated book-entry form), (B) any dividends or other distributions payable pursuant to Section 3.3(d) and (C) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f), and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Effective Time and in any event not later than the third (3rd) Business Day thereafter, the Surviving Corporation shall cause the Exchange Agent to issue and send to each holder of uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”), other than with respect to Excluded Shares, (1) that number of whole shares of Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 3.1(a) (which shall be in book- entry form unless a physical certificate is requested), (2) any dividends or other distributions payable pursuant to Section 3.3(d) and (3) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f), subject to receipt of an agent’s message or such other confirmation as may be reasonably required, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f).

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d) (i) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 3.3(f), in each case until the holder thereof shall surrender such Certificate in accordance with this Article III. Following the surrender of a Certificate in accordance with this Article III, there shall be paid to the record holder thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ii) Notwithstanding anything in the foregoing to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article III shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 3.3(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 3.3(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 3.3(b) payable with respect to such whole shares of Parent Common Stock.

(e) The Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f) issued and paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book- Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(f) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive (taking into account all shares of Company Common Stock held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 3.1(a) by (ii) the volume weighted average price as of the close of trading of each share of Parent Common Stock traded on the Nasdaq Stock Market, LLC (“Nasdaq”) for the ten (10) consecutive trading days ending at the close of business ending on the third (3rd) trading day prior to the Closing Date.

(g) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares) shall thereafter look only to Parent (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f) (subject to abandoned property, escheat or other similar laws), in each case without interest.

(h) None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock pursuant to this Article III) would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash) in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f).

Section 3.4 Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of shares of Company Common Stock or otherwise pursuant to this Agreement such amounts as Parent, Merger Sub, the Surviving Corporation or the Exchange Agent determines it is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.5 Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or any of the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents at least five (5) Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization, Standing and Power.

(a) The Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Company Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, including any changes in currency exchange rates or interest rates, (2) the outbreak or escalation of war or acts of terrorism or sabotage or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), acts of God or other force majeure events, (3) any epidemic, pandemic or disease outbreak (including the novel strain of coronavirus (SARS-Cov-2) and its disease commonly known as COVID-19 (including any and all additional strains, variations or mutations thereof)) or any worsening of such epidemic, pandemic or disease outbreak or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in connection therewith or in response thereto, (4) changes in applicable Law or GAAP, or the interpretation or enforcement thereof after the date of this Agreement, (5) the public announcement of this Agreement or the pendency of this Agreement, including the impact thereof on the relationships of the Company and its Subsidiaries with their respective customers, suppliers, distributors, partners or other material third-party business relations or with their respective employees, (6) any failure, in and of itself, by the Company to meet any internal or published projections, budgets, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics or performance for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (7) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (8) the taking of any action required to be taken pursuant to this Agreement, or which Parent has in writing requested, or the failure to take any specific action expressly prohibited by this Agreement for which Parent has unreasonably refused the Company’s written request to provide consent or (9) any Company Transaction Litigation; except that, with respect to subclauses (1), (2), (3) and (4), such event, change, circumstance, occurrence, effect or state of facts shall be taken into account to the extent they, individually or in the aggregate, materially disproportionately affect the Company or its Subsidiaries, taken as a whole, compared to other participants in the industry in which the Company operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

(b) The Company has previously made available to Parent true and complete copies of the Company’s Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”) and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws, and no Subsidiary of the Company is in violation of any provision of its Certificate of Incorporation or Bylaws (or comparable organizational document).

Section 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on December 4, 2020 (the “Measurement Date”), (i) 49,756,656 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) 33,801 shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, and (iv) 3,672,348 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Plans (of which (A) 5,466,097 shares were subject to outstanding unexercised Company Options and (B) 1,064,985 shares were subject to outstanding unsettled Company RSUs). All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth above in this Section 4.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of Company Options or settlement of Company RSUs, in each case described in Section 4.2(b), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities (other than under the Company Equity Plans and any award agreements issued thereunder). Except for the Company Equity Plans, Company Options and Company RSUs, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of Company Options and Company RSUs (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted (including whether it is intended to be an “incentive stock option” under Section 422 of the Code), the number of shares of Company Common Stock subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, and expiration date thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated by the consummation of the Merger and the other transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. The Company does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plans. The Company is under no obligation to issue shares of Company Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plans.

Section 4.3 Subsidiaries. Section 4.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation and the ownership structure of each Subsidiary. Each of the Subsidiaries of the Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than Permitted Liens of the Company and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. The Company does not have any outstanding equity appreciation rights, phantom units or other equity equivalents or equity-based awards or rights that are valued in whole or in part with respect to any Subsidiary of the Company.

Section 4.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly adopted resolutions: (i) approving the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (ii) deeming it fair to, advisable and in the best interests of the Company and its stockholders, to enter into this Agreement, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and (iv) resolving to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be expressly permitted by Section 6.2.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger and the other transactions contemplated hereby.

Section 4.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, material modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to, any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any Company Material Contract or Permit or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any material federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, Order or other legally enforceable requirement enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity having applicable jurisdiction (“Law”) or any rule or regulation of the Nasdaq (or other trading platform) applicable to the Company or any of its Subsidiaries, or by which the Company or any of its Subsidiaries, or any of their respective properties or assets, may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to, any supranational, national, federal, state, provincial, county, municipal, local or foreign or other government, any instrumentality, subdivision, court, administrative agency, or commission, or other governmental authority, or any quasi- governmental or private body exercising any regulatory or other governmental or quasi- governmental authority (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of (x) a proxy statement with respect to the Company Stockholders Meeting (as defined below) (such proxy statement, together with the proxy statement relating to the Parent Stockholders Meeting, in each case as amended or supplemented from time to time in accordance with this Agreement, the “Joint Proxy Statement”), (y) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (as amended or supplemented from time to time in accordance with this Agreement, the “Form S-4”) and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL and (iv) such other consents, approvals, Orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2018 (such date, the “Applicable Date”) (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseding filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the Applicable Date, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company and its Subsidiaries that would materially affect the Company’s financial statements. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of the Company’s financial statements or the Company’s internal control over financial reporting.

(e) Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. None of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since the Applicable Date through the date of this Agreement.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in

Item 303(a) of Regulation S-K under the Exchange Act)).

(h) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq (or other trading platform), in each case, that are applicable to the Company.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically accrued or reserved against in the unaudited consolidated balance sheet of the Company and its Subsidiaries as at September 30, 2020 included in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 9, 2020 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019 that are not material to the Company and its Subsidiaries, taken as a whole, (c) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement, or (d) which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Joint Proxy Statement will not, at the time it is first mailed to the Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

Section 4.9 Absence of Certain Changes or Events. Since September 30, 2020 through the date of this Agreement: (a) except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (c) none of the Company or any of its Subsidiaries has taken any action, that if taken after the date of this Agreement, would constitute a breach of any covenants set forth in Section 6.1(a)(i), (iii), (v), (vi), or (xii).

Section 4.10 Litigation. There is no legal, administrative, arbitral, or other proceeding, suit, action, investigation, arbitration, written claim, audit, hearing, written charge, complaint, indictment, litigation, or examination (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or any of their respective properties or assets, that (a) if adversely determined, individually or in the aggregate, would reasonably be likely to result in material liability to the Company and its Subsidiaries, taken as a whole, or (b) seeks material injunctive or other material non-monetary relief. None of the Company, any of its Subsidiaries, or any of their respective properties or assets, is subject to any material outstanding Order. As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement. There are no internal investigations or internal inquiries that, since the Applicable Date, have been conducted or are being conducted by or at the direction of the Company Board (or any committee thereof) regarding any material accounting practices of the Company or any of its Subsidiaries. For the avoidance of doubt, this Section 4.10 shall not apply to Taxes or the Company Plans.

Section 4.11 Compliance with Laws; Permits.

(a) The Company and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. None of the Company or any of its Subsidiaries has received, since the Applicable Date, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, applications, approvals, authorizations, registrations, formulary listings, consents, operating certificates, franchises, commissions, clearances, Orders and approvals (collectively, “Permits”) of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, including, as applicable, all Permits for the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products that are regulated under Health Care Laws, including investigational drugs being researched, tested, stored, developed, labeled, manufactured, packed, marketed, sold and/or distributed (“Products”) by the Company or any of its Subsidiaries (each such Product, a “Company Product,” and each such Permit, a “Company Permit”). Section 4.11(a) of the Company Disclosure Letter lists all Company Products and material Company Permits. There has occurred no material violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, suspension, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Company Permit, nor would any such revocation, non-renewal, suspension, adverse modification or cancellation result from the consummation of the transactions contemplated hereby. Since the Applicable Date, no material Company Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications.

(b) The Company or its Subsidiaries are the sole and exclusive owner of all Company Permits. The Company or its Subsidiaries have not previously sold or transferred in any manner, in whole or in part, directly or indirectly, any of the Company Permits.

Section 4.12 Health Care Regulatory Matters.

(a) The Company and its Subsidiaries, and to the knowledge of the Company, each of their directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and since the Applicable Date have been, in material compliance with all health care laws to the extent applicable to the Company or any of the Company Products or the Company’s activities, including, but not limited to the following: the Federal Food, Drug & Cosmetic Act (the “FDCA”) (21 U.S.C. § 301 et seq.), including as amended by the Controlled Substances Act; the Public Health Service Act (42 U.S.C. § 201 et seq.); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a- 7b(b)); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)); the Physician Payment Sunshine Act (42 U.S.C. §§ 1320a-7h et seq.); the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.); the exclusion Laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); those Laws relating to good laboratory practices, good clinical practices, investigational use, state fraud and abuse Laws; Laws governing gifts and other transfers of value to physicians; any regulations promulgated pursuant to such Laws; and other applicable state, federal or ex-U.S. Laws or regulations governing the manufacturing, development, testing, labeling, advertising, marketing, record keeping, storage, handling, shipment, transfer, import, export, sale or distribution of prescription drugs or the hiring of employees who have been excluded from government health care programs to the extent applicable to the Company or its Subsidiaries (“Health Care Laws”). To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) Except as set forth in Section 4.12(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries are party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement Orders, or similar agreements with or imposed by any Governmental Entity.

(c) All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for, or submitted in connection with, any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to Company Products, including, without limitation, investigational new drug applications, when submitted to the FDA or such other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or such other Governmental Entity. Except as set forth in Section 4.12(c) of the Company Disclosure Letter and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FDA or such other Governmental Entity.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries have participated, have been, and if still pending are being, conducted in material compliance with research protocols, standard medical and scientific research procedures, and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320. No preclinical or clinical trial conducted by or on behalf of the Company or its Subsidiaries has been terminated or suspended prior to completion, and neither FDA nor an institutional review board that has, or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company or its Subsidiaries has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in material compliance with applicable Health Care Laws. To the Company’s knowledge, there are no preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries the results of which reasonably call into question in any material respect the results of the preclinical studies and clinical trials described in the Company SEC Documents or otherwise disclosed to Parent by or on behalf of the Company, and the Company has not received any written notices or other correspondence from the FDA or any other foreign, state or local governmental body exercising comparable authority or any institutional review board or comparable authority requiring or threatening the termination, suspension or material modification of any preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries have participated.

(e) All manufacturing operations conducted by, or, to the knowledge of the Company, for the benefit of the Company or its Subsidiaries, have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, including but not limited to the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211 and Laws and standards related to marketing, promotion, imports and exports, and off-label uses, and all applicable comparable foreign regulatory requirements of any Governmental Entity. Section 4.12(e) of the Company Disclosure Letter lists or describes each Product manufactured by the Company and its Subsidiaries as of the date of this Agreement (collectively, the “Company Manufactured Products”) and the facility in which each such is manufactured (each, a “Company Manufacturing Facility”). No Products subject to regulation under the FDA’s Drug Efficacy Study Implementation program are manufactured at any Company Manufacturing Facility. The Company and its Subsidiaries have, and following the Effective Time will have, valid title to all assets required for the manufacture of the Company Manufactured Products. With respect to interactions with healthcare professionals, the Company follows its corporate compliance program which complies, in all material respects, with applicable Law.

(f) Except as set forth in Section 4.12(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have received any written communication that relates to an alleged material violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, inspection observations, FDA warning letter or untitled letter, or any other enforcement Action by a Governmental Entity relating to any Health Care Laws. To the knowledge of the Company, all warning letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 4.12(f) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g) Except as set forth in Section 4.12(g) of the Company Disclosure Letter, since the Applicable Date, there have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing or distribution relating to the Company Products required or requested by a Governmental Entity, or voluntary recalls, field notifications, field corrections, product removals, market withdrawals or replacements, “dear doctor” letters, safety alerts, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products (“Safety Notices”), and, to the knowledge of the Company, there are no current facts or circumstances that reasonably would be expected to give rise to a Safety Notice. All Safety Notices listed in Section 4.12(g) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity. Since the Applicable Date, there are no legal proceedings in the United States or outside of the United States seeking the recall, withdrawal, suspension, seizure or discontinuation of any Company Product pending against the Company, its agents or any licensee of any Company Product. Except as set forth in Section 4.12(g) of the Company Disclosure Letter, no Company Product is under consideration by senior management of the Company or its Subsidiaries for recall, withdrawal, removal, suspension, seizure or discontinuation.

(h) Except as set forth in Section 4.12(h) of the Company Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge of the Company, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(i) All reports, documents, claims, Permits, declarations, listings, registrations and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits, declarations, listings, registrations or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, all such reports, documents, claims, Permits, declarations, listings, registrations and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). To the knowledge of the Company, no deficiencies have been asserted by any applicable regulatory authority (including, without limitation, the FDA or any Governmental Entity) with respect to any such reports, documents, claims, Permits, declarations, listings, registrations or notices that remain unresolved.

(j) The Company and its Subsidiaries have provided to Parent a copy of all, since the Applicable Date, (i) FDA or its foreign equivalent inspection reports, (ii) notices of adverse findings, (iii) warnings, untitled letters, minutes of meetings or other correspondence from the FDA or other Governmental Entities concerning the Company’s and its Subsidiaries’ Products in which the FDA or such other Governmental Entity asserted that the operations of the Company or its Subsidiaries are not in material compliance with applicable Laws or that the Company Products may not be safe, effective, or approvable, and (iv) material applications, registrations, licenses, waivers, accreditations, authorizations, approvals, and clinical and preclinical data in the possession or control of Company.

(k) Since the Applicable Date, neither the Company, nor its Subsidiaries, nor, to the knowledge of the Company, any officer or employee of the Company or any of its Subsidiaries has committed any act, made any statement or failed to make any statement that (i) provides a basis for the FDA or any Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (10 September 1991), or (ii) that violates the Federal Healthcare Program Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the Federal False Claims Act, 31 U.S.C. § 3729, the Stark Law, other Health Care Laws, or any other similar federal, state, or ex-U.S. Law applicable in the jurisdictions in which the Company Products are sold or intended to be sold.

(l) Since the Applicable Date, neither the Company nor its Subsidiaries, nor, to the knowledge of the Company, any officer or employee of the Company or its Subsidiaries has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment or disqualification under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are sold or intended to be sold. Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer or employee of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

(m) No Company Product or Product candidate manufactured or distributed by Company is or has been (i) adulterated within the meaning of 21 U.S.C. § 351, (ii) except as set forth on Section 4.12(m)(a)(ii) of the Company Disclosure Letter, misbranded within the meaning of 21 U.S.C. § 352 or (iii) a product that is in violation of 21 U.S.C. §§ 355 or 360.

(n) To the knowledge of the Company, there have not been any certifications made pursuant to Section 505(j)(2)(A)(vii)(III) or 505(j)(2)(A)(vii)(IV) of the FDCA with respect to any of the Company Products or Company Owned IP.

Section 4.13 Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan. For purposes of this Agreement, “Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA Section 3(37)), and all pension, retirement, stock purchase, stock option, phantom stock or other equity or equity-based plan, severance (excluding severance agreements provided in connection with a reduction in force prior to the date of this Agreement), employment, consulting, collective bargaining, change-in- control, retention, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care, welfare and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of the Company or any of its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits, in any case, that the Company or any of its Subsidiaries sponsors or maintains, is making contributions to or with respect to which the Company or any of its Subsidiaries has any present or future liability or obligation (contingent or otherwise). The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Plan (including, without limitation, all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Stock Awards), or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each material Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination, opinion or advisory letter of the Internal Revenue Service (the “IRS”), (iii) the current summary plan description, summary of material modifications thereto, and other similar material written communications to the employees of the Company or its Subsidiaries concerning the extent of the benefits provided under a Company Plan, and (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, (D) nondiscrimination testing reports and (E) attorney’s response to an auditor’s request for information and (iv) all records, notices and filings concerning IRS or Department of Labor or other Governmental Entity audits or investigations.

(b) Neither the Company, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o) or ERISA Section 4001(b)(1)) (a “Controlled Group”) (nor any predecessor of any such entity) sponsors, maintains, contributes to or is required to contribute to, or has in the past six (6) years sponsored, maintained, contributed to or been required to contribute to, or has any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA Section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “funded welfare plan” (within the meaning of Section 419 of the Code) or (v) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(c) With respect to the Company Plans:

(i) each Company Plan complies in all material respects with its terms and complies in all material respects in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no reportable event (as defined in Section 4043 of ERISA) no prohibited transaction (as described in Section 406 of ERISA or Section 4975 of the Code) for which any liability remains outstanding, and no accumulated funding deficiency (as defined in Section 302 of ERISA and 412 of the Code), in each case, has occurred with respect to any Company Plan, and all material contributions required to be made under the terms of any Company Plan have been timely made;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits);

(v) none of the Company or any of its Subsidiaries has outstanding any liability under ERISA, the Code or other applicable Laws in connection with the termination of, or withdrawal from, any Company Plan;

(vi) none of the Company Plans currently provides, or has any liability to provide, post-termination or retiree medical, dental, vision, prescription drug, life insurance or other welfare benefits to any individual for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company, its Subsidiaries or any members of their Controlled Group has any liability to provide post- termination or retiree medical, dental, vision, prescription drug, life insurance or other welfare benefits to any individual, except to the extent required by COBRA;

(vii) each Company Plan is subject exclusively to United States Law; and

(viii) neither the execution and delivery of this Agreement nor the consummation of the Merger will, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any Subsidiary to severance pay, unemployment compensation, any other similar termination payment or any other payment or benefit, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant, (C) increase any amount of compensation or benefits otherwise payable under any Company Plan or (D) require any contribution or payment to fund any obligation under any Company Plan.

(d) Neither the Company nor any Subsidiary is a party to any Contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no Contract, plan or other arrangement to which any of the Company or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option in accordance with Section 409A of the Code.

Section 4.14 Labor Matters.

(a) The Company and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, work authorization and immigration, employee classification, employee privacy, occupational safety and health, payment and withholding of Taxes and COBRA.

(b) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, an effective or pending collective bargaining agreement or similar agreement with a union or labor organization or other person purporting to act as exclusive bargaining representative to Company employees, and no employee of the Company or any of its Subsidiaries is covered by any such agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority, (ii) representation claims or petitions or demands for recognition pending before the National Labor Relations Board or any other labor relations tribunal or authority, or (iii) material grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement and to the knowledge of the Company, no such charges, complaints, claims, petitions, demands, arbitrations or grievances have been threatened. Since the Applicable Date, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(c) To the knowledge of the Company, no current employee or officer of the Company or any of its Subsidiaries has expressed any plans to, or is expected to, terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

(d) Since the Applicable Date, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) or any similar state or local Law, affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law. Except as would not result in material liability to the Company or any of its Subsidiaries, each Person employed by the Company or any Subsidiary is properly classified as exempt or non-exempt in accordance with applicable overtime Laws, and no Person treated as an independent contractor or consultant by the Company or any Subsidiary should have been properly classified as an employee under applicable law.

(e) There are no Actions against the Company or any of its Subsidiaries pending, or to the knowledge of the Company, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, workers’ compensation, occupational safety and health, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such Action would not, individually or in the aggregate, result in the Company incurring a material liability.

(f) Except as set forth on Section 4.14(f) of the Company Disclosure Letter or with respect to any Company Plan (which subject is addressed in Section 4.13 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

(g) Except as set forth on Section 4.14(g) of the Company Disclosure Letter, since the Applicable Date, (i) no written allegations or, to the knowledge of the Company, verbal allegations of workplace sexual harassment, sexual misconduct, discrimination or retaliation have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of the Company, no incidents of any workplace sexual harassment, sexual misconduct, discrimination or retaliation have occurred, and (iii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to allegations of workplace sexual harassment, sexual misconduct, discrimination or retaliation by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

Section 4.15 Environmental Matters.

(a) Except as, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law (“Environmental Permits”); (iii), to the knowledge of the Company, there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any of its Subsidiaries under applicable Environmental Laws; (iv) neither the Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; and (vi) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court Order, administrative Order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used in this Agreement, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used in this Agreement, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

Section 4.16 Taxes.

(a) The Company and each of its Subsidiaries have timely (i) filed all material Tax Returns required to be filed by any of them and all material Tax Returns filed by, or on behalf of, the Company and its Subsidiaries are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to them, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by the Company and its Subsidiaries as of the date of the latest Company SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the most recent financial statements contained in the Company SEC Documents, and such financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company and its Subsidiaries through the date of such financial statements. Since the date of such financial statements, the Company and each of its Subsidiaries have not incurred, individually or in the aggregate, any liability for material Taxes outside the ordinary course of business consistent with past practice.

(c) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Entity (each, a “Tax Action”) with respect to material Taxes or any material Tax Return of the Company or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing. No deficiencies or claims for material Taxes have been claimed, proposed, assessed or asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) The Company and each of its Subsidiaries have timely withheld all material Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; (ii) is, or has been, a member of a group (other than a group the common parent of which is the Company or one of the Company’s Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law; or (iv) is, or has been, treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private letter rulings, technical advice memoranda, or similar agreements or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (v) Section 965 of the Code.

(j) There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(k) None of the Company or any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person in the two (2) year period ending immediately prior to the Closing, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) The Company and each of its Subsidiaries have conducted all intercompany transactions, and maintained all related documentation, in compliance with Section 482 of the Code (or any similar provision of applicable Law).

(m) Neither the Company nor any of its Subsidiaries knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) No claim has been made in writing by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries currently files, or has filed, a Tax Return, that the Company or any of its Subsidiaries is, or may be, subject to taxation by such jurisdiction.

For purposes of this Section 4.16, where the context permits, each reference to the Company and its Subsidiaries shall include a reference to any person for whose Taxes the Company or its Subsidiaries are liable under applicable Law.

Section 4.17 Contracts.

(a) For purposes of this Agreement, “Company Material Contract” shall mean the following to which Company or any of its Subsidiaries is a party or any of their respective assets are bound (excluding the Company Plans, the Debt Facility Letters and any leases):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), whether or not filed by the Company with the SEC;

(ii) any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than any guaranty by the Company or a Subsidiary thereof of any of the obligations of the Company or any Subsidiary of the Company pursuant to or in connection with a third-party commercial Contract that was entered into in the ordinary course of business consistent with past practice, the primary purpose of which is not related to the indemnification of any Persons;

(iii) any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the Effective Time, Parent or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(iv) any Contract relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $100,000;

(v) any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or any of its Subsidiaries;

(vi) any Contract that contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(vii) any Contract that obligates the Company or any of its Subsidiaries to conduct business or strategic discussions on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Merger will obligate Parent, the Surviving corporation, or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis or subject to a “most favored nation” or similar covenant with any third party;

(viii) any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(ix) any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to Indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly owned Subsidiaries of the Company;

(x) any employee collective bargaining agreement or other Contract with any labor union;

(xi) any Company IP Agreement, other than licenses for shrinkwrap, clickwrap, or other similar commercially available off-the-shelf software that (A) can be replaced for less than $5,000 if licensed on a perpetual basis, or less $2,500 per year otherwise, and (B) has not been modified or customized by a third party for the Company or any of its Subsidiaries; and

(xii) any grants of third party development rights or marketing or distribution rights relating to any Company Product.

(b) Section 4.17(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Company Material Contracts.

(c) (i) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company and each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Company Material Contract; (iii) there is no material default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any written notice of any such material default, event or condition; and (iv) except as listed in Section 4.17(c) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company Material Contracts are the subject of any ongoing renegotiation discussions or pending notice of termination. The Company has made available to Parent true and complete copies of all Company Material Contracts, including all amendments thereto.

Section 4.18 Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary for companies of similar size in the industries and locations in which the Company operates. Section 4.18 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured, as well as any historic occurrence-based policies placed since the Applicable Date. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy. This Section 4.18 shall not apply to insurance relating to any Company Plan. The fiscal year 2020 premium for the Company’s D&O Insurance policy is set forth in Section 4.18 of the Company Disclosure Letter (such premium, the “Annual Premium Amount”). A true, correct and complete copy of such policy has been made available to Parent.

Section 4.19 Properties.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens of the Company and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of the Company and its Subsidiaries has complied with the terms of all real property leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to the lease, is in breach or default under such lease, and no event has occurred or circumstance exists which would, with or without notice, lapse of time, or both, constitute a breach or default under such lease. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any lease or any interest therein nor has the Company or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly owned Subsidiary of the Company) a right to use or occupy such leased real estate or any portion thereof.

(c) Section 4.19(c) of the Company Disclosure Letter sets forth a true and complete list of (i) all real property owned by the Company or any of its Subsidiaries and (ii) all real property leased for the benefit of the Company or any of its Subsidiaries pursuant to a Contract providing for annual aggregate rent in excess of $25,000.

This Section 4.19 does not relate to Intellectual Property matters, which matters are the subject of Section 4.20.

Section 4.20 Intellectual Property.

(a) Section 4.20(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) Patents and Patent applications; (ii) trademark registrations and applications; (iii) copyright registrations and applications; and (iv) domain names, in each case owned or purported to be owned by, or exclusively licensed or purported to be exclusively licensed to, the Company or any of its Subsidiaries in whole or in part (collectively, “Company Registered IP”) and a true and complete list of all Company Owned IP that is not Company Registered IP but that is material to the business of the Company or any of its Subsidiaries, including any unregistered trademarks under which the Company or any of its Subsidiaries markets any Products or otherwise does business. (A) All of the Company Registered IP and Company Owned IP is subsisting and, with the exception of pending Company Registered IP (that is not yet registered or issued) and to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar Action and, to the knowledge of the Company, no such Action is threatened with respect to any of the Company Registered IP, (C) the Company has no plans to withdraw or abandon any of the currently pending Company Registered IP, (D) the Company or its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens of the Company and its Subsidiaries), or has a valid and enforceable exclusive license to, all Company Owned IP, including, without limitation, all Intellectual Property created on behalf of the Company or its Subsidiaries by employees or independent contractors, and (E) the Company and its Subsidiaries have sufficient and, to the knowledge of the Company, valid, enforceable, written licenses to practice all material Intellectual Property that is used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted and as currently planned to be conducted; provided, however, that with respect to third-party Patents, the representation and warranty in this clause (E) are made only to the Company’s knowledge.

(b) The Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes, may constitute or that constituted a material Trade Secret of the Company or its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information. To the knowledge of the Company, no material Trade Secret of the Company or its Subsidiaries has been misappropriated or otherwise made publicly available, through breach of a written non-disclosure agreement, breach of other binding confidentiality obligations, theft, bribery, or otherwise.

(c) (i) The conduct of the businesses of the Company and its Subsidiaries, including the manufacture of the Company Manufactured Products and the marketing, importation, distribution, and sale of all Company Products, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, provided, however, that with respect to third-party Patents, the representations and warranties in this clause (i) are made only to the Company’s knowledge, (ii) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written (or, to the Company’s knowledge, any other) notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is, or may be, occurring or has, or may have, occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting any Company Owned IP or Company Registered IP. Except as set forth on Section 4.20(c) of the Company Disclosure Letter, to the Company’s knowledge, no abbreviated new drug application referencing any Company Owned IP, Company Registered IP or any Product of the Company or any of its Subsidiaries has been submitted to the FDA.

(d) (i) The Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by the Company and its Subsidiaries (the “IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, during the past five (5) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data and (iii) during the past five (5) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the IT Systems. The IT Systems are sufficient to support the business of the Company and its Subsidiaries as currently conducted and as currently planned to be conducted.

(e) (i) The Company and its Subsidiaries have at all times complied in all material respects with all applicable Laws relating to privacy, data protection, and the collection, retention, protection, disclosure, release, breach, breach notification and use of information that alone or in combination with other information can be used to identify an individual (“Personal Information”) collected, used, or held for use by the Company or its Subsidiaries (collectively, “Privacy Laws”) and the Company’s and its Subsidiaries’ applicable privacy policies, (ii) during the past five (5) years, no claims have been asserted or, to the knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any Person’s privacy or Personal Information or of any Privacy Laws or applicable privacy policies, and to the Company’s knowledge, no Governmental Entity or other Person has investigated the Company’s or its Subsidiaries’ privacy or data-security practices, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws or applicable privacy policies as they pertain to Personal Information collected, used or held for use by the Company or its Subsidiaries, and (iv) the Company and its Subsidiaries have taken commercially reasonable and appropriate steps to protect the Personal Information collected, used or held for use by the Company or its Subsidiaries against loss and unauthorized access, use, modification, disclosure or other misuse. As of the date hereof, no material breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, maintained by or for Company that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and, as of the date hereof, no information security or privacy breach event has occurred that would require notification under any Privacy Laws.

(f) No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Owned IP or Company Registered IP, and no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to such Intellectual Property; provided, however, that with respect to exclusively licensed (rather than Company- or Subsidiary-owned) Company Owned IP or Company Registered IP, the foregoing representations and warranties are made only to the knowledge of the Company.

(g) Except as set forth on Section 4.20(g) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) result in the loss or impairment of the Company’s or any Subsidiaries’ ownership of or other rights with respect to any Intellectual Property, (ii) result in or require, by virtue of any agreement or obligation of Company or any of its Subsidiaries, the granting of any license or other rights to any Third Person under any Intellectual Property of the Company, any of its Subsidiaries, or Parent, or (iii) give rise to any right of any Third Person to terminate or modify any of the Company’s or any Subsidiaries’ rights or obligations under any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property.

(h) No past or present employee, consultant, director, officer, or independent contractor of the Company or any of its Subsidiaries owns, or has any claim or right to any ownership interest in or to, any Company Owned IP or Company Registered IP. Each past and present employee, consultant, director, officer, and independent contractor of the Company or any of its Subsidiaries who is or was engaged in creating or developing any material Company Owned IP or Company Registered IP has executed a written agreement with the Company or one of its Subsidiaries pursuant to which such person has (i) presently assigned to the Company or its Subsidiary all of such person’s rights, title and interest in and to all such Company Owned IP or Company Registered IP, and (ii) agreed to hold all Trade Secrets included in the Company Owned IP in confidence. There is no material uncured breach by the Company or any of its Subsidiaries or, to the Company’s knowledge, the counterparty, under any such agreement.

Section 4.21 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.15, the Company Board has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL with respect to the Company are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby and will not restrict, impair or delay the ability of Parent or Merger Sub, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter or Company Bylaws applicable to the Company is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 4.22 No Rights Plan; No Standstill Agreements. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound. The Company is not party to any standstill agreement (or other agreement containing standstill provisions) with any Third Person.

Section 4.23 Related Party Transactions. Since the Applicable Date through the date of this Agreement, except with respect to Company Plans, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Affiliates of the Company, on the other hand (other than the Company’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

Section 4.24 Certain Payments. Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated, or is violating, any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature. Since the Applicable Date, neither the Company nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the knowledge of the Company, as of the date of this Agreement, no Governmental Entity is investigating, examining, or reviewing the Company’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 4.25 Brokers. No broker, investment banker, financial advisor or other Person, other than MTS Securities, LLC (“MTS”), the fees and expenses of which will be paid by the Company or, following the Effective Time, Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company and MTS pursuant to which MTS could be entitled to any payment from the Company of any of its Subsidiaries relating to the transactions contemplated hereby.

Section 4.26 Opinion of Financial Advisor. The Company has received the opinion of MTS, dated the date of this Agreement, to the effect that, as of such date, and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock. A signed, true and complete copy of such opinion has been or will promptly be provided to Parent solely for informational purposes.

Section 4.27 Debt Facility Letters. Attached hereto as Exhibit C-1 and Exhibit C-2 are true and complete copies of each of the Debt Facility Letters, each duly executed by the Company. Each Debt Facility Letter, as to the Company and, to the knowledge of the Company, the other parties thereto (other than Parent), is in full force and effect, and, as of the date of this Agreement, no event has occurred under either of the Debt Facility Letters which, with or without notice, lapse of time or both, would constitute a breach, default or event of default on the part of the Company, or to the knowledge of the Company, any of the other parties thereto (other than Parent), under any term or condition of the Debt Facility Letters. As of the date of this Agreement: (i) the Debt Facility Letters have not been amended or modified; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. There are no other Contracts, agreements, side letters or arrangements to which the Company is a party relating to the continuing availability of the Company Loan Facilities from and after the Closing Date, as applicable, other than as expressly set forth in the Debt Facility Letters. The continued availability of the Company Loan Facilities from and after the Closing Date contemplated by the Debt Facility Letters are not subject to any condition precedent or other restriction limiting the continued availability of the Company Loan Facilities other than as expressly set forth in the Debt Facility Letters. As of the date of this Agreement, the Company has no reason to believe that any of the conditions set forth in the Debt Facility Letters will not be satisfied on or prior to the Closing Date. To the knowledge of the Company, there are no fees that are due and payable by Company on or prior to the date of this Agreement pursuant to the Debt Facility Letters.

Section 4.28 No Other Representations and Warranties. Except for the representations and warranties set forth in Article V (as qualified by the Parent Disclosure Letter) and in any certificate delivered by Parent pursuant to Section 7.3(c), the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representation or warranty with respect to any projections or forecasts furnished or made available to the Company or any of its Subsidiaries or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries (including any such projections or forecasts furnished or made available to the Company or its Subsidiaries and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and the Company has not relied on any such information or any representation or warranty not set forth in Article V (as qualified by the Parent Disclosure Letter) or in any certificate delivered by Parent pursuant to Section 7.3(c).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents at least five (5) Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), each of Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, liabilities, financial condition, or results of operations of Parent, Merger Sub and their respective Subsidiaries, taken as a whole or (B) materially impairs the ability of Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, including any changes in currency exchange rates or interest rates, (2) the outbreak or escalation of war or acts of terrorism or sabotage or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), acts of God or other force majeure events, (3) any epidemic, pandemic or disease outbreak (including the novel strain of coronavirus (SARS-Cov-2) and its disease commonly known as COVID-19 (including any and all additional strains, variations or mutations thereof)) or any worsening of such epidemic, pandemic or disease outbreak, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in connection therewith or in response thereto, (4) changes in applicable Law or GAAP, or the interpretation or enforcement thereof after the date of this Agreement, (5) the public announcement of this Agreement or the pendency of this Agreement, including the impact thereof on the relationships of Parent and its Subsidiaries with their respective customers, suppliers, distributors, partners or other material third-party business relations or with their respective employees, (6) any failure, in and of itself, by Parent to meet any internal or published projections, budgets, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics or performance for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (7) any change, in and of itself, in the market price or trading volume of Parent’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (8) the taking of any action required to be taken pursuant to this Agreement, or which the Company has in writing requested, or the failure to take any specific action expressly prohibited by this Agreement for which the Company has unreasonably refused Parent’s written request to provide consent or (9) any Parent Transaction Litigation; except that, with respect to subclauses (1), (2), (3) and (4), such event, change, circumstance, occurrence, effect or state of facts shall be taken into account to the extent they, individually or in the aggregate, materially disproportionately affect Parent or its Subsidiaries, taken as a whole, compared to other participants in the industry in which Parent operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

(b) Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and Bylaws of each of Parent and Merger Sub, and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each other Subsidiary of Parent, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its respective Certificate of Incorporation or Bylaws.

Section 5.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock”). As of the close of business on the Measurement Date, (i) 12,949,571 shares of Parent Common Stock (including 423,077 shares of Parent RSUs, but excluding treasury shares) were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, (iv) no shares of Parent Preferred Stock were held by Parent in its treasury, (v) 76,594 shares of Parent Common Stock were reserved for issuance pursuant to Parent Equity Plans (of which 76,594 shares were subject to outstanding unexercised Parent Options and 423,077 shares of Parent RSUs are included in the 12,949,571 shares of Parent Common Stock), (vii) 142,847 shares of Parent Common Stock were reserved for issuance pursuant to the Innovus CVRs and (viii) 2,480,587 shares of Parent Common Stock were reserved for issuance upon exercise of warrants to acquire shares of Parent Common Stock (the “Parent Warrants”). All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. All shares of Parent Common Stock to be issued in connection with the Parent Stock Issuance, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth above in this Section 5.2(a), neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 5.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of any Parent Options or settlement of Parent RSUs, in each case, described in this Section 5.2(a), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity- based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities (other than under the Parent Equity Plans and any award agreements issued thereunder). Except for the Parent Equity Plans, Parent Options and Parent RSUs, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries.

(b) Section 5.2(b) of the Parent Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of Parent Options and Parent RSUs (collectively, “Parent Stock Awards”), indicating as applicable, with respect to each Parent Stock Award then outstanding, the type of award granted (including whether it is intended to be an “incentive stock option” under Section 422 of the Code), the number of shares of Parent Common Stock subject to such Parent Stock Award, the name of the plan under which such Parent Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, and expiration date thereof, and whether (and to what extent) the vesting of such Parent Stock Award will be accelerated by the consummation of the Merger and the other transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. Parent does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Parent Equity Plans. Parent is under no obligation to issue shares of Parent Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Parent Equity Plans.

(c) The authorized capital stock of Merger Sub consists of 100,000 shares of common stock, par value $0.001 per share, of which 100,000 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

Section 5.3 Subsidiaries. Section 5.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation and the ownership structure of each Subsidiary. Each of the Subsidiaries of Parent (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. No shares of capital stock of Parent are owned by any Subsidiary of Parent. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens other than Permitted Liens of Parent and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. Except as set forth in Section 5.3 of the Parent Disclosure Letter, Parent does not have any outstanding equity appreciation rights, phantom units or other equity equivalents or equity-based awards or rights that are valued in whole or in part with respect to any Subsidiary of Parent.

Section 5.4 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby, including the Parent Stock Issuance. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to (i) the approval of the Parent Stock Issuance by the affirmative vote of the majority of the total votes cast by the holders of Parent Common Stock (the “Parent Stockholder Approval”) and (ii) the approval of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly adopted resolutions (i) approving the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance and (ii) resolving to recommend that the stockholders of Parent vote in favor of the Parent Stock Issuance, which resolutions have as of the date of this Agreement not been subsequently rescinded, modified or withdrawn in any way, except as may be expressly permitted by Section 6.3.

(c) The Merger Sub Board, acting by written consent, duly adopted resolutions (i) approving the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (ii) deemed it fair to, advisable and in the best interests of Parent, in its capacity as the sole stockholder of Merger Sub, to enter into this Agreement, and (iii) resolving to recommend that Parent, in its capacity as the sole stockholder of Merger Sub, vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have as of the date of this Agreement not been subsequently rescinded, modified or withdrawn in any way, except as may be expressly permitted by Section 6.3.

(d) The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Merger and the other transactions contemplated hereby, including the Parent Stock Issuance.

Section 5.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, material modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or any of its Subsidiaries under, or give rise to, any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (ii) any Parent Material Contract or Permit or (iii) subject to the governmental filings and other matters referred to in Section 4.5 and Section 5.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or any of its Subsidiaries, or by which Parent or any of its Subsidiaries, or any of their respective properties or assets, may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing with the SEC of (x) the Joint Proxy Statement, (y) the Form S-4 and (z) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings and approvals required under the rules and regulations of Nasdaq to permit the shares of Parent Common Stock that are to be issued in the Parent Stock Issuance to be listed on Nasdaq and (v) such other consents, approvals, Orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since the Applicable Date (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseding filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the Applicable Date, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of the Parent’s management and the Parent Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Parent and its Subsidiaries that would materially affect Parent’s financial statements. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of Parent’s financial statements or Parent’s internal control over financial reporting.

(e) Since the Applicable Date, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. None of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. Parent has made available to the Company true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Parent and any of its Subsidiaries, on the other hand, occurring since the Applicable Date through the date of this Agreement.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

(i) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 5.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically accrued or reserved against in the unaudited consolidated balance sheet of Parent and its Subsidiaries as at September 30, 2020 included in the Quarterly Report on Form 10-Q filed by Parent with the SEC on November 12, 2020 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019 that are not material to Parent and its Subsidiaries, taken as a whole, (c) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement or (d) which are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

Section 5.8 Certain Information. The Joint Proxy Statement will not, at the time it is first mailed to Parent’s stockholders, at the time of any amendments or supplements thereto and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will not, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Form S-4 will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Notwithstanding the foregoing, none of Parent or Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 5.9 Absence of Certain Changes or Events. Since September 30, 2020 through the date of this Agreement, (a) except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, Parent and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect and (c) none of Parent or any of its Subsidiaries has taken any action, that if taken after the date of this Agreement, would constitute a breach of any covenants set forth in Section 6.1(b)(i), (iii), (v), (vi), or (xii).

Section 5.10 Litigation. There is no Action pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, or any of their respective properties or assets, that (a) if adversely determined, individually or in the aggregate, would reasonably be likely to result in material liability to Parent and its Subsidiaries, taken as a whole, or (b) seeks material injunctive or other material non-monetary relief. None of Parent, any of its Subsidiaries, or any of their respective properties or assets, is subject to any material outstanding Order. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement. There are no internal investigations or internal inquiries that, since the Applicable Date, have been conducted or are being conducted by or at the direction of the Parent Board (or any committee thereof) regarding any material accounting practices of Parent or any of its Subsidiaries. For the avoidance of doubt, this Section 5.10 shall not apply to Taxes or the Parent Plans.

Section 5.11 Compliance with Laws; Permits. Parent and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. None of Parent or any of its Subsidiaries has received, since the Applicable Date, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, including, as applicable, all Permits for the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of the Parent Products (each such permit, a “Parent Permit”). There has occurred no material violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, suspension, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Parent Permit, nor would any such revocation, non-renewal, suspension, adverse modification or cancellation result from the consummation of the transactions contemplated hereby. Since the Applicable Date, no material Parent Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications.

(b) Parent or its Subsidiaries are the sole and exclusive owner of all Parent Permits. The Company or its Subsidiaries have not previously sold or transferred in any manner, in whole or in part, directly or indirectly, any of the Parent Permits.

Section 5.12 Health Care Regulatory Matters.

(a) Parent and its Subsidiaries, and to the knowledge of Parent, each of their directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and since the Applicable Date have been, in material compliance with all Health Care Laws to the extent applicable to Parent or any of the Parent Products or Parent’s activities. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) Neither Parent nor any of its Subsidiaries are party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement Orders, or similar agreements with or imposed by any Governmental Entity.

(c) All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for, or submitted in connection with, any and all requests for a Permit from the FDA or other Governmental Entity relating to Parent Products, including, without limitation, investigational new drug applications, when submitted to the FDA or such other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or such other Governmental Entity. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FDA or such other Governmental Entity.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries have participated, have been, and if still pending are being, conducted in material compliance with research protocols, standard medical and scientific research procedures, and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320. No preclinical or clinical trial conducted by or on behalf of Parent or its Subsidiaries has been terminated or suspended prior to completion, and neither FDA nor an institutional review board that has, or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent or its Subsidiaries has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in material compliance with applicable Health Care Laws. To Parent’s knowledge, there are no preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent or any of its Subsidiaries the results of which reasonably call into question in any material respect the results of the preclinical studies and clinical trials described in the Parent SEC Documents or otherwise disclosed to the Company by or on behalf of Parent, and Parent has not received any written notices or other correspondence from the FDA or any other foreign, state or local governmental body exercising comparable authority or any institutional review board or comparable authority requiring or threatening the termination, suspension or material modification of any preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries have participated.

(e) All manufacturing operations conducted by, or, to the knowledge of Parent, for the benefit of Parent or its Subsidiaries, have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, including but not limited to the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211, and Laws and standards related to marketing, promotion, imports and exports, and off-label uses, and all applicable comparable foreign regulatory requirements of any Governmental Entity. With respect to interactions with healthcare professionals, Parent follows its corporate compliance program, which complies, in all material respects, with applicable Law.

(f) Except as set forth in Section 5.12(f) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries have received any written communication that relates to an alleged material violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, inspection observations, FDA warning letter or untitled letter, or any other enforcement Action by a Governmental Entity relating to any Health Care Laws. To the knowledge of Parent or its Subsidiaries, all warning letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 5.12(f) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g) Since the Applicable Date, there have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing or distribution relating to the Parent Products required or requested by a Governmental Entity, or Safety Notices, and, to the knowledge of Parent, there are no current facts or circumstances that reasonably would be expected to give rise to a Safety Notice. All Safety Notices have been resolved to the satisfaction of the applicable Governmental Entity. Since the Applicable Date, there are no legal proceedings in the United States or outside of the United States seeking the recall, withdrawal, suspension, seizure or discontinuation of any Parent Product pending against Parent, its agents or any licensee of any Parent Product. No Parent Product is under consideration by senior management of Parent or its Subsidiaries for recall, withdrawal, removal, suspension, seizure or discontinuation.

(h) There are no unresolved Safety Notices, and to the knowledge of Parent or its Subsidiaries, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Parent Products or a termination or suspension of developing and testing of any of the Parent Products.

(i) All reports, documents, claims, Permits, declarations, listings, registrations and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by Parent and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits, declarations, listings, registrations or notices have not had and would not reasonably be expected to have, individually or in the aggregate, an Parent Material Adverse Effect. To the knowledge of Parent, all such reports, documents, claims, Permits, declarations, listings, registrations and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). To the knowledge of Parent, no deficiencies have been asserted by any applicable regulatory authority (including, without limitation, the FDA or any Governmental Entity) with respect to any such reports, documents, claims, Permits, declarations, listings, registrations or notices that remain unresolved.

(j) Parent and its Subsidiaries have provided to the Company a copy of all, since the Applicable Date, (i) FDA or its foreign equivalent inspection reports, (ii) notices of adverse findings, (iii) warnings, untitled letters, minutes of meetings or other correspondence from the FDA or other Governmental Entities concerning Parent Products in which the FDA or such other Governmental Entity asserted that the operations of Parent or its Subsidiaries are not in material compliance with applicable Laws or that the Parent Products may not be safe, effective, or approvable, and (iv) material applications, registrations, licenses, waivers, accreditations, authorizations, approvals, and clinical and preclinical data in the possession or control of Company.

(k) Since the Applicable Date, neither Parent, nor its Subsidiaries, nor, to the knowledge of Parent, any officer or employee of Parent or any of its Subsidiaries has committed any act, made any statement or failed to make any statement that (i) provides a basis for the FDA or any Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (10 September 1991), or (ii) that violates the Federal Healthcare Program Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the Federal False Claims Act, 31 U.S.C. § 3729, the Stark Law, other Health Care Laws, or any other similar federal, state, or ex-U.S. Law applicable in the jurisdictions in which the Parent Products are sold or intended to be sold.

(l) Since the Applicable Date, neither Parent nor its Subsidiaries, nor, to the knowledge of Parent, any officer or employee of Parent or its Subsidiaries has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment or disqualification under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Parent Products are sold or intended to be sold. Since the Applicable Date, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer or employee of Parent or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

(m) No Parent Product or Product candidate manufactured or distributed by Parent is or has been (i) adulterated within the meaning of 21 U.S.C. § 351, (ii) misbranded within the meaning of 21 U.S.C. § 352 or (iii) a product that is in violation of 21 U.S.C. §§ 355 or 360.

(n) To the knowledge of Parent, there have not been any certifications made pursuant to Section 505(j)(2)(A)(vii)(III) or 505(j)(2)(A)(vii)(IV) of the FDCA with respect to any of the Parent Products or Parent Owned IP.

Section 5.13 Benefit Plans.

(a) For purposes of this Agreement, a “Parent Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA Section 3(37)), and all pension, retirement, stock purchase, stock option, phantom stock or other equity or equity-based plan, severance (excluding severance agreements provided in connection with a reduction in force prior to the date of this Agreement), employment, consulting, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care, welfare and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of Parent or any of its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits, in any case, that Parent or any of its Subsidiaries sponsors or maintains, is making contributions to or with respect to which Parent or any of its Subsidiaries has any present or future liability or obligation (contingent or otherwise). Parent has provided or made available to the Company a current, accurate and complete copy of each material Parent Plan (including, without limitation, all Parent Equity Plans and the forms of all award agreements evidencing outstanding Parent Stock Awards), or if such Parent Plan is not in written form, a written summary of all of the material terms of such Parent Plan.

(b) Neither Parent, its Subsidiaries or any member of their Controlled Group (nor any predecessor of any such entity) sponsors, maintains, contributes to or is required to contribute to, or has in the past six (6) years sponsored, maintained, contributed to or been required to contribute to, or has any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA Section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “funded welfare plan” (within the meaning of Section 419 of the Code) or (v) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(c) With respect to the Parent Plans:

(i) each Parent Plan complies in all material respects with its terms and complies in all material respects in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no reportable event (as defined in Section 4043 of ERISA), no prohibited transaction (as described in Section 406 of ERISA or Section 4975 of the Code) for which any liability remains outstanding, and no accumulated funding deficiency (as defined in Section 302 of ERISA and 412 of the Code), in each case, has occurred with respect to any Parent Plan, and all material contributions required to be made under the terms of any Parent Plan have been timely made;

(iii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits);

(v) none of Parent or any of its Subsidiaries has outstanding any liability under ERISA, the Code or other applicable Laws in connection with the termination of, or withdrawal from, any Parent Plan;

(vi) none of the Parent Plans currently provides, or has any liability to provide, post-termination or retiree medical, dental, vision, prescription drug, life insurance or other welfare benefits to any individual for any reason, except as may be required by COBRA, and none of Parent, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree medical, dental, vision, prescription drug, life insurance or other welfare benefits to any individual, except to the extent required by COBRA;

(vii) each Parent Plan is subject exclusively to United States Law; and

(viii) neither the execution and delivery of this Agreement nor the consummation of the Merger will, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any Subsidiary to severance pay, unemployment compensation, any other similar termination payment or any other payment or benefit, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant, (C) increase any amount of compensation or benefits otherwise payable under any Parent Plan or (D) require any contribution or payment to fund any obligation under any Parent Plan.

(d) Neither Parent nor any Subsidiary is a party to any Contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no Contract, plan or other arrangement to which any of Parent or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) The exercise price of each option to purchase Parent Common Stock is no less than the fair market value of a share of Parent Common Stock as determined on the date of grant of such Parent Option in accordance with Section 409A of the Code.

Section 5.14 Labor Matters.

(a) Parent and its Subsidiaries are and, at all times since the Applicable Date have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, work authorization and immigration, employee classification, employee privacy, occupational safety and health, payment and withholding of Taxes and COBRA.

(b) Neither Parent nor any of its Subsidiaries is a party to, or otherwise bound by, an effective or pending collective bargaining agreement or similar agreement with a union or labor organization or other person purporting to act as exclusive bargaining representative to Company employees, and no employee of Parent or any of its Subsidiaries is covered by any such agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority, (ii) representation claims or petitions or demands for recognition pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) material grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement, and to the knowledge of Parent no such charges, complaints, claims, petitions, demands, arbitrations or grievances have been threatened. Since the Applicable Date, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(c) Except as set forth on Section 5.14(c) of the Parent Disclosure Letter, to the knowledge of Parent, no current key employee or officer of Parent or any of its Subsidiaries has expressed any plans to, or is expected to, terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

(d) Since the Applicable Date, (i) neither Parent nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act or any similar state or local law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law. Except as would not result in material liability to Parent or any of its Subsidiaries, each Person employed by Parent or any Subsidiary is properly classified as exempt or non-exempt in accordance with applicable overtime Laws, and no Person treated as an independent contractor or consultant by Parent or any Subsidiary should have been properly classified as an employee under applicable law.

(e) Except as set forth on Section 5.14(e) of the Parent Disclosure Letter, there are no Actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, workers’ compensation, occupational safety and health, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such Action would not, individually or in the aggregate, result in Parent incurring a material liability.

(f) Except with respect to any Parent Plan (which subject is addressed in Section 5.13 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(g) Since the Applicable Date, (i) no written allegations or, to the knowledge of Parent, verbal allegations of workplace sexual harassment, sexual misconduct, discrimination or retaliation have been made, initiated, filed or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of Parent, no incidents of any workplace sexual harassment, sexual misconduct, discrimination or retaliation have occurred, and (iii) neither Parent nor any of its Subsidiaries have entered into any settlement agreement related to allegations of workplace sexual harassment, sexual misconduct, discrimination or retaliation by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

Section 5.15 Environmental Matters. Except as, individually or in the aggregate, is not and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole: (i) Parent and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Environmental Permits of all Governmental Entities; (iii), to the knowledge of Parent, there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court Order, administrative Order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

Section 5.16 Taxes.

(a) Parent and each of its Subsidiaries have timely (i) filed all material Tax Returns required to be filed by any of them and all material Tax Returns filed by, or on behalf of, Parent and its Subsidiaries are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to them, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by Parent and its Subsidiaries as of the date of the latest Parent SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the most recent financial statements contained in the Parent SEC Documents, and such financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent and its Subsidiaries through the date of such financial statements. Since the date of such financial statements, Parent and each of its Subsidiaries have not incurred, individually or in the aggregate, any liability for material Taxes outside the ordinary course of business consistent with past practice.

(c) Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No Tax Actions with respect to material Taxes or any material Tax Return of Parent or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing. No deficiencies or claims for material Taxes have been claimed, proposed, assessed or asserted in writing against Parent or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) Parent and each of its Subsidiaries have timely withheld all material Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Neither Parent nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(g) Neither Parent nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; (ii) is, or has been, a member of a group (other than a group the common parent of which is Parent or one of Parent’s Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than Parent and its Subsidiaries) pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law; or (iv) is, or has been, treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private letter rulings, technical advice memoranda, or similar agreements or rulings have been requested, entered into or issued by any taxing authority with respect to Parent or any of its Subsidiaries which rulings remain in effect.

(i) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (v) Section 965 of the Code.

(j) There are no Liens for Taxes upon any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(k) None of Parent or any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person in the two (2) year period ending immediately prior to the Closing, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) Parent and each of its Subsidiaries have conducted all intercompany transactions, and maintained all related documentation, in compliance with Section 482 of the Code (or any similar provision of applicable Law).

(m) Neither Parent nor any of its Subsidiaries knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) No claim has been made in writing by any Governmental Entity in a jurisdiction where neither Parent nor any of its Subsidiaries currently files, or has filed, a Tax Return that Parent or any of its Subsidiaries is, or may be, subject to taxation by such jurisdiction.

For purposes of this Section 5.16, where the context permits, each reference to Parent and its Subsidiaries shall include a reference to any person for whose Taxes Parent or its Subsidiaries are liable under applicable Law.

Section 5.17 Contracts.

(a) For purposes of this Agreement, “Parent Material Contract” shall any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), whether or not filed by Parent with the SEC.

(b) (i) Each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by it under each Parent Material Contract; (iii) there is no material default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any written notice of any such material default, event or condition and (iv) to the knowledge of Parent, none of the Parent Material Contracts are the subject of any ongoing renegotiation discussions or pending notice of termination. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto.

Section 5.18 Insurance. Parent and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary for companies of similar size in the industries and locations in which Parent operates. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy. This Section 5.18 shall not apply to insurance relating to any Parent Plan.

Section 5.19 Properties.

(a) Parent or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens of Parent and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have an Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party to the lease, is in breach or default under such lease, and no event has occurred or circumstance exists which would, with or without notice, lapse of time, or both, constitute a breach or default under such lease. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any lease or any interest therein nor has Parent or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly owned Subsidiary of Parent) a right to use or occupy such leased real estate or any portion thereof.

This Section 5.19 does not relate to Intellectual Property matters, which matters are the subject of Section 5.20.

Section 5.20 Intellectual Property.

(a) (A) All of the Parent Registered IP and Parent Owned IP is subsisting and, with the exception of pending Parent Registered IP (that is not yet registered or issued) and to the knowledge of Parent, valid and enforceable, (B) no Parent Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar Action and, to the knowledge of Parent, no such Action is threatened with respect to any of the Parent Registered IP, (C) Parent has no plans to withdraw or abandon any of the currently pending Parent Registered IP, (D) Parent or its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens of Parent and its Subsidiaries), or has a valid and enforceable exclusive license to, all Parent Owned IP, including, without limitation, all Intellectual Property created on behalf of Parent or its Subsidiaries by employees or independent contractors and (E) Parent and its Subsidiaries have sufficient and, to the knowledge of Parent, valid, enforceable, written licenses to practice all material Intellectual Property that is used in or necessary for the conduct of the business of Parent and its Subsidiaries as currently conducted and as currently planned to be conducted; provided, however, that with respect to third-party Patents, the representation and warranty in this clause (E) are made only to Parent’s knowledge.

(b) Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes, may constitute or that constituted a material Trade Secret of Parent or its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information. To the knowledge of Parent, no material Trade Secret of Parent or its Subsidiaries has been misappropriated or otherwise made publicly available, through breach of a written non-disclosure agreement, breach of other binding confidentiality obligations, theft, bribery, or otherwise.

(c) (i) The conduct of the businesses of Parent and its Subsidiaries, including the manufacture of each Product manufactured by Parent and the marketing, importation, distribution and sale of all Parent Products has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, provided, however, that with respect to third-party Patents, the representations and warranties in this clause

(i) are made only to Parent’s knowledge, (ii) since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written (or, to Parent’s knowledge, any other) notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is, or may be, occurring or has, or may have, occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting any Parent Owned IP or Parent Registered IP. Except as set forth on Section 5.20(c) of the Parent Disclosure Letter, to Parent’s knowledge, no abbreviated new drug application referencing any Parent Owned IP, Parent Registered IP or any Product of Parent or any of its Subsidiaries has been submitted to the FDA.

(d) (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by Parent and its Subsidiaries (the “Parent IT Systems”) and the information and transactions stored or contained therein or transmitted thereby. Except as set forth on Section 5.20(d) of the Parent Disclosure Letter, to the knowledge of Parent, during the past five (5) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data and (iii) during the past five (5) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems. The Parent IT Systems are sufficient to support the business of Parent and its Subsidiaries as currently conducted and as currently planned to be conducted.

(e) (i) Parent and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws and Parent’s and its Subsidiaries’ applicable privacy policies, (ii) during the past five (5) years, no claims have been asserted or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging a violation of any Person’s privacy or Personal Information or of any Privacy Laws or applicable privacy policies, and to Parent’s knowledge, no Governmental Entity or other Person has investigated Parent’s or its Subsidiaries’ privacy or data-security practices, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws or applicable privacy policies as they pertain to Personal Information collected, used, or held for use by Parent or its Subsidiaries, and (iv) Parent and its Subsidiaries have taken commercially reasonable and appropriate steps to protect the Personal Information collected, used or held for use by Parent or its Subsidiaries against loss and unauthorized access, use, modification, disclosure or other misuse. As of the date hereof, no material breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, maintained by or for Parent that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and, as of the date hereof, no information security or privacy breach event has occurred that would require notification under any Privacy Laws.

(f) Except as would not be expected to have a Parent Material Adverse Effect, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP or Parent Registered IP, and no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to such Intellectual Property; provided, however, that with respect to exclusively licensed (rather than Parent- or Subsidiary-owned) Parent Owned IP or Parent Registered IP, the foregoing representations and warranties are made only to the knowledge of Parent.

(g) The execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) result in the loss or impairment of Parent’s or any Subsidiaries’ ownership of or other rights with respect to any Intellectual Property, (ii) result in or require, by virtue of any agreement or obligation of Parent or any of its Subsidiaries, the granting of any license or other rights to any Third Person under any Intellectual Property of Parent or any of its Subsidiaries, or (iii) give rise to, any right of any Third Person to terminate or modify any of Parent’s or any Subsidiaries’ rights or obligations under any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property.

(h) Except as would not be expected to have a Parent Material Adverse Effect, (i) no past or present employee, consultant, director, officer, or independent contractor of Parent or any of its Subsidiaries owns, or has any claim or right to any ownership interest in or to, any Parent Owned IP or Parent Registered IP; and (ii) each past and present employee, consultant, director, officer, and independent contractor of Parent or any of its Subsidiaries who is or was engaged in creating or developing any material Parent Owned IP or Parent Registered IP has executed a written agreement with Parent or one of its Subsidiaries pursuant to which such person has (A) presently assigned to Parent or its Subsidiary all of such person’s rights, title and interest in and to all such Parent Owned IP or Parent Registered IP, and (B) agreed to hold all Trade Secrets included in the Company Owned IP in confidence. There is no material uncured breach by Parent or any of its Subsidiaries or, to Parent’s knowledge, the counterparty, under any such agreement.

Section 5.21 Related Party Transactions. Since the Applicable Date through the date of this Agreement, except with respect to any Parent Plans, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent, on the other hand (other than Parent’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

Section 5.22 Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated, or is violating, any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature. Since the Applicable Date, neither Parent nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the knowledge of Parent, as of the date of this Agreement, no Governmental Entity is investigating, examining, or reviewing Parent’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 5.23 Brokers. No broker, investment banker, financial advisor or other Person, other than Cowen and Company, LLC (“Cowen”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 5.24 Opinion of Financial Advisor. The Parent Board has received the opinion of Cowen to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. A signed, true and complete copy of such opinion will promptly be provided to the Company solely for informational purposes.

Section 5.25 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

Section 5.26 Ownership of Company Common Stock. Except as contemplated by this Agreement, none of Parent or any of its Subsidiaries directly or indirectly owns, and at all times for the past three (3) years, none of Parent or any of its Subsidiaries has owned, beneficially or otherwise, any shares of Company Common Stock or any securities, Contracts or obligations convertible into or exercisable or exchangeable for shares of Company Common Stock.

Section 5.27 Debt Facility Letters. Attached hereto as Exhibit C-1 and Exhibit C-2 are true and complete copies of each of the Debt Facility Letters, each duly executed by Parent. Each Debt Facility Letter, as to Parent and, to the knowledge of Parent, the other parties thereto (other than the Company), is in full force and effect, and, as of the date of this Agreement, no event has occurred under either of the Debt Facility Letters which, with or without notice, lapse of time or both, would constitute a breach, default or event of default on the part of Parent, or to the knowledge of Parent, any of the other parties thereto (other than the Company), under any term or condition of the Debt Facility Letters. As of the date of this Agreement: (i) the Debt Facility Letters have not been amended or modified; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. There are no other Contracts, agreements, side letters or arrangements to which Parent is a party relating to the continuing availability of the Company Loan Facilities from and after the Closing Date, as applicable, other than as expressly set forth in the Debt Facility Letters. The continued availability of the Company Loan Facilities from and after the Closing Date contemplated by the Debt Facility Letters are not subject to any condition precedent or other restriction limiting the continued availability of the Company Loan Facilities other than as expressly set forth in the Debt Facility Letters. As of the date of this Agreement, Parent has no reason to believe that any of the conditions set forth in the Debt Facility Letters will not be satisfied on or prior to the Closing Date. To the knowledge of the Company, there are no fees that are due and payable by Parent on or prior to the date of this Agreement pursuant to the Debt Facility Letters.

Section 5.28 No Other Representations or Warranties. Except for the representations and warranties set forth in Article IV (as qualified by the Company Disclosure Letter) and any certificate delivered pursuant to Section 7.2(c), each of Parent and Merger Sub acknowledges and agrees that none of the Company, its Subsidiaries or any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, its Subsidiaries or any other Person on behalf of the Company or any of its Subsidiaries makes any representation or warranty with respect to any projections or forecasts furnished or made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries (including any such projections or forecasts furnished or made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and neither Parent or Merger Sub has relied on any such information or any representation or warranty not set forth in Article IV (as qualified by the Company Disclosure Letter) and any certificate delivered pursuant to Section 7.2(c).

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent or as otherwise specifically required by this Agreement, as required by applicable Law (including, upon written notice to Parent, as required by a Governmental Entity to respond to the impact, presence, outbreak or spread of any pandemic (including COVID-19); provided, if an action would reasonably be expected to require notice under a WARN Act, such notice to Parent shall be provided at least five (5) days prior to taking such action) or as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its material assets, rights and properties in good repair and condition and preserve its goodwill and maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having business dealings with it and in compliance in all material respects with applicable Laws and use commercially reasonable efforts to maintain its listing with Nasdaq (provided, that in no event shall the Company’s ultimate failure to maintain such listing be considered in determining the satisfaction of the conditions set forth in Section 7.2(b) or Section 7.2(d) or form the basis for any termination under Article VIII). In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as specifically required by this Agreement, as required by applicable Law or as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed with respect to the matters in clauses (v), (vii) through (xxi), (xxiii) and, to the extent related to any of the foregoing clauses, (xxv)), to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, except for acquisitions of Company Common Stock in satisfaction by holders of Company Options or Company RSUs of the applicable exercise price and/or withholding Taxes, or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests (other than the issuance of shares of Company Common Stock issued (i) upon exercise of Company Options or settlement of Company RSUs, in each case under this clause (i), outstanding on the Measurement Date (to the extent issued in accordance with their terms as in effect on the Measurement Date) or (ii) pursuant to any Conversion of the Deerfield Notes in accordance with the terms thereof);

(ii) except as in connection with the Bridge Note, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, including pursuant to Contracts as in effect on the date of this Agreement (other than the issuance of shares of Company Common Stock issued (a) upon the exercise of Company Options or settlement of Company RSUs, in each case, outstanding on the Measurement Date (to the extent issued in accordance with their terms as in effect on the Measurement Date), or (b) pursuant to any Conversion of the Deerfield Notes in accordance with the terms thereof);

(iii) except as in connection with the Bridge Note, amend or otherwise change, or authorize the amendment or change of, its certificate of incorporation or by-laws (or similar organizational documents) (whether by merger, consolidation or otherwise);

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan, advancements or capital contribution to or in any other manner, any corporation, partnership, association or other Person or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

(v) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein (including any Company Owned IP), except (i) as set forth on Section 6.1(a)(v) of the Company Disclosure Letter, (ii) sales of inventory in the ordinary course of business consistent with past practice and (iii) the expiration of Intellectual Property in accordance with the applicable statutory term to the extent not extendable;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii) except in connection with consummating the transactions contemplated under the Debt Facility Letters, (A) incur, create, assume or otherwise become liable for any Indebtedness, other than borrowings of revolving loans under, or with respect to letters of credit issued under, a Company Loan Agreement (as in effect on the date hereof) in the ordinary course of business, (B) repay, prepay or refinance any Indebtedness (other than (x) revolving loans borrowed under a Company Loan Agreement, (y) to the extent constituting repayment or prepayment, the conversion of the Second Amended and Restated Senior Secured Convertible Notes issued under the Facility Agreement, dated as of May 11, 2016, the Company and the lenders party thereto (as amended through the date hereof, the “Deerfield Company Loan Agreement”) in accordance with the terms thereof as in effect on the date hereof or (z) the making of the “2021 Principal Payment” as defined in and pursuant to the terms of the Deerfield Company Loan Agreement), or (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(viii) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $250,000;

(ix) (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than any Conversion of the Deerfield Notes in accordance with the terms thereof and the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the Company Form 10-Q or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (B) cancel any material Indebtedness owed to the Company or any of its Subsidiaries or (C) waive, release, grant or transfer any right of material value;

(x) (A) materially modify, materially amend, terminate, cancel or extend any Company Material Contract (other than (I) in connection with consummating the transactions contemplated under the Debt Facility Letters and (II) any waiver, consent, amendment or other modification to any Company Loan Agreement, which waives or mitigates any obligation of the Company or any of its Subsidiaries or otherwise affects any consent or amendment, the consideration for which does not include an increase in the principal amount of the Indebtedness under such Company Loan Agreement or (other than in the case of the Deerfield Company Loan Agreement) does not add any new, or materially increase any existing, obligations of the Company and its Subsidiaries thereunder); provided, for the avoidance of doubt, that no term or provision of this Agreement shall prohibit or otherwise restrict the Company or any of its Subsidiaries from performing its obligations under Sections 5.1(xv) or 5.2(xiv) of the Deerfield Company Loan Agreement, so long as such compliance does not add any new, or materially increase any existing, obligations of the Company and its Subsidiaries thereunder or (B) other than in the ordinary course of business, consistent with past practice, enter into any Contract that if in effect on the date of this Agreement would be a Company Material Contract;

(xi) except with respect to an Action to enforce its rights under this Agreement, commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $100,000 individually or $300,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries; provided, however, that this clause (xi) shall not apply to any Action the defense of which is under the control of any insurer of the Company or any of its Subsidiaries;

(xii) materially change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(xiii) make any change in the policies of the Company or any of its Subsidiaries as in effect on the date of this Agreement with respect to cash management practices, including the payment of accounts payable or accrued expenses or the collection of accounts receivable or other receivables, or otherwise make any change with respect to the management of working capital;

(xiv) settle or compromise any material liability for Taxes; file any amended Tax Return or claim for Tax refund; make, revoke or modify any material Tax election; file any Tax Return other than on a basis consistent with past practice (unless otherwise required by applicable Law); consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; grant any power of attorney with respect to Taxes; or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement (other than an agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes);

(xv) change its fiscal year;

(xvi) except as set forth on Section 6.1(a)(xvi) of the Company Disclosure Letter, as required by applicable Law or as required to maintain the Tax qualified status of any Company Plan, (A) grant any director, officer, employee or consultant any increase in base salary or hourly wage rate, target bonus opportunity or other material benefits (other than annual merit base salary (and corresponding annual target bonus opportunity) increases made in the ordinary course of business consistent with past practice), or pay any bonus of any kind to any current or former director, officer, employee or consultant (except for payment of annual bonuses and annual or sales incentive compensation in the ordinary course of business consistent with past practice), in each case under this clause (A), (B) grant or pay to any current or former director, officer, employee or consultant any severance, change in control or termination pay, or make any modifications thereto or increases therein (other than as the automatic and non- discretionary result of a permitted base salary or annual bonus opportunity increase under the immediately preceding clause (A)), (C) grant or amend any award of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units or other equity- based or equity related awards, or remove or modify any restrictions in any Company Equity Plan or awards made thereunder, (D) adopt or enter into any collective bargaining agreement or other labor union Contract, (E) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or (F) adopt, enter into or establish any new Company Plan or amend, modify or terminate any existing Company Plan;

(xvii) (A) hire any employee at the executive level or higher or (B) other than in the ordinary course of business consistent with past practice, hire any other employee;

(xviii) terminate (or provide notice of termination to) any employee who has entered into an employment agreement with the Company, or otherwise request that any such employee of the Company or any of its Subsidiaries resign, in each case other than for cause or poor performance (consistent with the Company’s past practices);

(xix) fail to keep in force any material insurance policies or replace or revise provisions regarding insurance coverage in any material respect, in each case with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect;

(xx) renew or enter into any non-compete, exclusivity or preferential treatment, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xxi) participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate or consult with the FDA or other Governmental Entity without providing Parent (whenever feasible and to the extent permitted under applicable Law) with prior written notice and, within twenty-four (24) hours from the time such written notice is delivered, the opportunity to consult with the Company with respect to such correspondence, communication or consultation;

(xxii) commence any clinical trial in respect of any Product if commencing such trial would require the Company and its Subsidiaries to pay funds in excess of $500,000, or enter into any new line of business outside of its existing business;

(xxiii) enter into any new real property lease or amend the terms of any existing real property lease that would require payments over the remaining term of such lease in excess of $25,000;

(xxiv) except as expressly provided by this Agreement, take any action that is intended to prevent, impede, or materially delay consummation of the Merger or the other transactions contemplated by this Agreement;

(xxv) take any action (or fail to take any action) in breach of this Agreement, with the actual knowledge that such action or failure to act would alone, or in conjunction with one or more other events, changes, circumstances, occurrences, effects of state of facts, have a Company Material Adverse Effect; or

(xxvi) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by the Company or as otherwise specifically required by this Agreement, as required by applicable Law (including, upon written notice to the Company, as required by a Governmental Entity to respond to the impact, presence, outbreak or spread of any pandemic (including COVID-19); provided, if an action would reasonably be expected to require notice under a WARN Act, such notice to the Company shall be provided at least five (5) days prior to taking such action) or as set forth in Section 6.1(b) of the Parent Disclosure Letter, Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its material assets, rights and properties in good repair and condition and preserve its goodwill and maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having business dealings with it and in compliance in all material respects with applicable Laws. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as specifically required by this Agreement, as required by applicable Law or as set forth in Section 6.1(b) of the Parent Disclosure Letter, Parent shall not, and shall not permit any of its Subsidiaries, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed with respect to the matters in clauses (v), (vii) through (xiv) and, to the extent related to any of the foregoing clauses, (xvi)), to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for any cash distributed pursuant to the terms of any Innovus CVR and dividends by a wholly owned Subsidiary of Parent to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Parent or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, except for acquisitions of Parent Common Stock in satisfaction by holders of Parent Options, Parent Warrants or Parent RSUs of the applicable exercise price and/or withholding Taxes, or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests (other than the issuance of shares of Parent Common Stock issued (i) upon the exercise of Parent Options, Parent Warrants or settlement of Parent RSUs, in each case under this clause (i), outstanding on the Measurement Date (to the extent issued in accordance with their terms as in effect on the Measurement Date));

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Parent on a deferred basis or other rights linked to the value of shares of Parent Common Stock, including pursuant to Contracts as in effect on the date of this Agreement (other than the issuance of shares of Parent Common Stock issued (a) upon the exercise of Parent Options, Parent Warrants or settlement of Parent RSUs, in each case outstanding on the Measurement Date (to the extent issued in accordance with their terms as in effect on the Measurement Date), or (b) pursuant to the terms of any Innovus CVR);

(iii) amend or otherwise change, or authorize the amendment or change of, its certificate of incorporation or by-laws (or similar organizational documents) (whether by merger, consolidation or otherwise);

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan, advancements or capital contribution to or in any other manner, any corporation, partnership, association or other Person or division thereof or (B) any assets that are otherwise material to Parent and its Subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

(v) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein (including any material Parent Owned IP), except (i) sales of inventory in the ordinary course of business consistent with past practice, (ii) the expiration of Intellectual Property in accordance with the applicable statutory term to the extent not extendable and (iii) where such property, asset or right does not comprise a line of business representing more than twenty-five percent (25%) of Parent’s total revenues for the twelve months ended September 30, 2020;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii) (A) incur, create, assume or otherwise become liable for any Indebtedness, other than borrowings of revolving loans under, or with respect to letters of credit issued under, the credit agreement(s) listed or described on Section 6.1(b)(vii) of the Parent Disclosure Letter (each, a “Parent Loan Agreement”), (as in effect on the date hereof) in the ordinary course of business, (B) repay, prepay or refinance any Indebtedness (other than revolving loans borrowed under a Parent Loan Agreement), or (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company, Parent or any direct or indirect wholly owned Subsidiary of Parent;

(viii) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $2,000,000;

(ix) (A) materially modify, materially amend, terminate or cancel any Parent Material Contract or (B) other than in the ordinary course of business, consistent with past practice, enter into any Contract that if in effect on the date of this Agreement would be a Parent Material Contract;

(x) materially change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(xi) settle or compromise any material liability for Taxes; file any amended Tax Return or claim for Tax refund; make, revoke or modify any material Tax election; file any Tax Return other than on a basis consistent with past practice (unless otherwise required by applicable Law); consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; grant any power of attorney with respect to Taxes; or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement (other than an agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes);

(xii) change its fiscal year;

(xiii) except as set forth on Section 6.1(b)(xvi) of the Parent Disclosure Letter, as required by applicable Law or as required to maintain the Tax qualified status of any Parent Plan, (A) grant or pay to any current or former director, officer, employee or consultant any severance, change in control or termination pay, or make any modifications thereto or increases therein, (B) except as expressly permitted by the proviso in Section 6.1(b)(ii), grant or amend any award of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units or other equity-based or equity-related awards, or remove or modify any restrictions in any Parent Equity Plan or awards made thereunder, (C) adopt or enter into any collective bargaining agreement or other labor union Contract, (D) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Parent Plan or (E) adopt, enter into or establish any new Parent Plan or amend, modify or terminate any existing Parent Plan;

(xiv) fail to keep in force any material insurance policies with respect to the assets, operations and activities of Parent and its Subsidiaries as currently in effect;

(xv) except as expressly provided by this Agreement, take any action that is intended to prevent, impede, or materially delay consummation of the Merger or the other transactions contemplated by this Agreement;

(xvi) take any action (or fail to take any action) in breach of this Agreement, with the actual knowledge that such action or failure to act would alone, or in conjunction with one or more other events, changes, circumstances, occurrences, effects of state of facts, have a Parent Material Adverse Effect; or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Debt Consents; Company Loan Facilities.

(i) Subject to the terms and conditions of this Agreement, each of Parent and the Company will not permit, without the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to, or waiver of any provision or remedy pursuant to, the Debt Facility Letters if such amendment, modification or waiver would reasonably be expected to (i) impose new or additional conditions precedent to the availability of the Company Loan Facilities or otherwise expand, amend or modify any of the conditions to the continuing availability of the Company Loan Facilities from and after the Closing or any other terms thereto in a manner that would reasonably be expected to (A) delay or prevent the Closing or (B) delay or prevent the availability of the Company Loan Facilities from and after the Closing, or the satisfaction of the conditions to obtaining the continuation of the Company Loan Facilities from and after the Closing, or (ii) adversely impact the ability of Parent or the Company, as applicable, to enforce its rights against the other parties to the Debt Facility Letters (or the Company under the Company Loan Agreements) or the definitive agreements with respect to the continuing availability of the Company Loan Facilities from and after the Closing.

(ii) Subject to the terms and conditions of this Agreement, each of Parent and the Company will use its reasonable best efforts to take (or cause to be taken) all actions and to do (or cause to be done) all things necessary, proper and advisable to arrange and obtain the continuing availability of the Company Loan Facilities on the terms and conditions described in the Debt Facility Letters (or on other terms that, with respect to conditionality, are not less favorable to Parent and the Company than the terms and conditions set forth in the Debt Facility Letters), including using its reasonable best efforts to: (i) maintain in effect the Debt Facility Letters in accordance with the terms and subject to the conditions thereof until the effective date of the continuation of the Company Loan Facilities from and after the Closing; (ii) satisfy on a timely basis all conditions to the effectiveness of the continuation of the Company Loan Facilities from and after the Closing that are applicable to Parent and the Company, respectively, in the Debt Facility Letters that are within Parent’s and the Company’s respective control in all material respects (or, if deemed advisable by Parent and the Company, seek the waiver of conditions applicable to Parent or the Company, as the case may be, contained in the Debt Facility Letters); (iii) upon satisfaction of the conditions precedent thereto, consummate the continuation of the Company Loan Facilities at Closing; and (iv) comply in all material respects with its obligations pursuant to the Debt Facility Letters. Parent will fully pay, or cause to be fully paid, all commitment or other fees payable by Parent arising pursuant to the Debt Facility Letters as and when they become due. The Company will fully pay, or cause to be fully paid, all commitment or other fees payable by the Company arising pursuant to the Debt Facility Letters as and when they become due.

(iii) Each of Parent and the Company will keep the other party reasonably informed on a current and timely basis of the status of their respective efforts to obtain the continuation of the Company Loan Facilities from and after Closing and to satisfy the conditions thereof set forth in the Debt Facility Letters, including advising and updating the other party, in a reasonable level of detail, with respect to status, proposed effective date and material terms of the definitive documentation related thereto, and giving the other party reasonably prompt notice of any material change (adverse or otherwise) with respect thereto. Without limiting the foregoing, each of Parent and the Company will notify the other party promptly (and in any event within two (2) Business Days) if at any time before the Closing Date: (i) such party obtains knowledge of any material breach or default or any threatened breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Debt Facility Letters (other than Parent or the Company, as the case may be) or any definitive document related to the continuation of the Company Loan Facilities or any provisions of the Debt Facility Letters; (ii) Parent or the Company receives any written communication from any Person with respect to any (A) actual, potential or threatened breach, default, termination or repudiation by any Debt Financing Source party to the Debt Facility Letters or any definitive document related to the continuation of the Company Loan Facilities from and after the Closing or (B) material dispute or disagreement with, between or among any Debt Financing Sources party to the Debt Facility Letters; or (iii) there occurs any event or development that could reasonably be expected to adversely impact the ability of Parent or the Company, as applicable, to obtain the continuation of all, or any portion of, the Company Loan Facilities from and after the Closing as contemplated by the Debt Facility Letters on the terms and conditions, in the manner or from the sources contemplated by the Debt Facility Letters or the definitive documents related thereto.

(iv) Notwithstanding any of the foregoing or any other term contained herein to the contrary, Parent shall have no obligation, and may unilaterally terminate any Debt Facility Letter per the terms therein, to consummate the transactions described in the Debt Facility Letter to be consummated on the Closing Date following the termination of this Agreement in accordance with the terms hereof.

Section 6.2 No Company Solicitation; Company Recommendation of the Merger.

(a) The Company shall not, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors and officers not to, and shall not permit or authorize any of its or its Subsidiaries’ other Representatives to, directly or indirectly, (i) solicit, initiate, endorse, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Third Person any information or data with respect to, or otherwise cooperate in any way with, any Company Acquisition Proposal or (iii) agree in writing or publicly propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the respective Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Third Person conducted heretofore with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Third Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, and shall enforce the provisions of any such agreement (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Company Acquisition Proposal to the Company Board in compliance with this Section 6.2 and (II) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) the Company receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 6.2, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company and its Representatives may (x) furnish information with respect to the Company and its Subsidiaries to the Third Person making such Company Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that (I) the Company shall provide Parent a non-redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 6.2(a) and (II) the Company shall furnish or make available to Parent prior to, or substantially concurrently with, the time it is furnished or made available to such Third Person any non-public information that was not previously provided to Parent or its Representatives, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal. The Company shall notify Parent in writing of any decision of the Company Board to enter into discussions or negotiations concerning any Company Acquisition Proposal or to provide non-public information with respect to the Company and its Subsidiaries to any Person making a Company Acquisition Proposal, which notice shall be given as promptly as reasonably practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). For the avoidance of doubt, it shall not be a violation of this Section 6.2 if the Company and its Representatives contact a Third Person making any Company Acquisition Proposal solely to clarify the terms and conditions of such Company Acquisition Proposal and to determine whether it constitutes or would reasonably be expected to lead to a Company Superior Proposal.

(b) Neither the Company Board nor any committee thereof shall:

(i) make any Company Adverse Recommendation Change; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Company Acquisition Proposal, or agree in writing or publicly propose to take any such actions.

(iii) Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, taking into account all adjustments to the terms of this Agreement that may be proposed by Parent pursuant to this Section 6.2(b), make a Company Adverse Recommendation Change in response to either (x) a Company Superior Proposal, and may cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.1(d)(iii) in order to enter into a definitive agreement providing for an Company Acquisition Proposal (which, for the avoidance of doubt, did not result from a breach of this Section 6.2 and such Company Acquisition Proposal is not withdrawn) or (y) a Company Intervening Event; provided, however, that the Company Board may not make a Company Adverse Recommendation Change in response to:

(I) a Company Superior Proposal, unless:

(A) the Company notifies Parent in writing at least five (5) Business Days before taking that action of its intention to do so (the “Company Notice Period”), and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Company Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents, provided, that if there is any material amendment to the financial or other terms of such Company Superior Proposal after the commencement of the Company Notice Period, the Company Notice Period shall be extended to ensure that at least two (2) Business Days remain in the Company Notice Period subsequent to the date the Company notifies Parent of the material amendment (it being understood that there may be multiple extensions); and

(B) if Parent makes a proposal during such Company Notice Period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Company Superior Proposal continues to be a Company Superior Proposal and that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law;

or (II) a Company Intervening Event, unless:

(A) the Company provides Parent with written notice describing such Company Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(B) the Company keeps Parent reasonably informed of developments with respect to such Company Intervening Event;

(C) the Company notifies Parent in writing at least five (5) Business Days before making a Company Adverse Recommendation Change with respect to such Company Intervening Event of its intention to do so and specifies the reasons therefor; and

(D) if Parent makes a proposal during such five (5) Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Company Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable Law.

During the Company Notice Period prior to its effecting a Company Adverse Recommendation Change, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(c) In addition to the obligations of the Company set forth in Section 6.2(a) and Section 6.2(b), the Company promptly shall advise Parent in writing (and in any event within forty-eight (48) hours of the Company obtaining knowledge) of the receipt by the Company, its Subsidiaries or any of their respective Representatives of any inquiry, proposal or offer that is reasonably likely to lead to or that contemplates a Company Acquisition Proposal, together with a description of the material terms and conditions of any such inquiry, proposal or offer, the identity of the Person making any such inquiry, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall thereafter keep Parent informed (orally and in writing) in all material respects on a prompt basis of the status of such inquiry, proposal or offer, including furnishing copies to Parent of any draft documentation, and any material amendments to the material terms and conditions thereof.

(d) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 6.2, and represents that neither it nor any of its Subsidiaries is a party to any such agreement as of the date of this Agreement.

(e) The Company shall not take any action to exempt any Person (other than Parent or Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(f) Nothing contained in Section 6.2(a) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that the Company and the Company Board may not effect a Company Adverse Recommendation Change, except to the extent permitted by Section 6.2(b). It is understood and agreed that a “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not constitute a Company Adverse Recommendation Change.

(g) The Company agrees that any violation of the restrictions set forth in this Section 6.2 by any Subsidiary of the Company or any Representative of the Company or any such Subsidiary, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Agreement by the Company.

(h) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any proposal or offer from a Third Person with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, contribution, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, (A) of assets or businesses of the Company and its Subsidiaries that generate fifteen percent (15%) or more of the consolidated net revenues or net income (for the twelve (12)-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent fifteen percent (15%) or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than in the ordinary course of business, (B) of fifteen percent (15%) or more of any class of capital stock, other equity securities or voting power of the Company, any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Merger and other transactions contemplated by this Agreement, or (C) pursuant to which the stockholders of the Company immediately prior to the consummation of such transaction hold less than eighty-five percent (85%) of the equity interests of the surviving or resulting entity of such transaction.

(ii) “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal that is fully financed or has fully committed financing and that did not result from a breach of this Section 6.2, that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial (including the financing terms and the ability of such Third Person to finance such Company Acquisition Proposal), regulatory, timing, conditions and other aspects of the Company Acquisition Proposal and the Third Person making the Company Acquisition Proposal, is (A) more favorable to the stockholders of the Company (in their capacity as such) from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such Company Acquisition Proposal), (B) reasonably likely of being completed on the terms proposed on a timely basis and (C) if any amounts are outstanding under the Bridge Note, provides for the repayment in full of all amounts outstanding or otherwise payable under the Deerfield Loan Facility and the Encina Loan Facility at the time of and in connection the consummation of such Company Superior Proposal; provided, that, for purposes of this definition of “Company Superior Proposal,” references in the term “Company Acquisition Proposal” to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)”; and

(iii) “Company Intervening Event” means a material fact, event, change, development or circumstance directly related to the Company that was not known or reasonably foreseeable to the Company Board prior to the Company’s execution of this Agreement, which fact, event, change, development or circumstance, or any material consequence thereof, becomes known to the Company Board after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, which fact, event, change, development or circumstance does not relate to (A) a Company Acquisition Proposal, (B) Parent or its Subsidiaries, (C) the announcement, pendency or consummation of the Merger, (D) any changes in the price of Parent Common Stock, (E) any change in the price of Company Common Stock (it being acknowledged that any underlying cause of any change in the price of Company Common Stock may be taken into account for purposes of determining whether a Company Intervening Event has occurred for purposes of this clause (E)), (F) the Company or any Subsidiary engaging with a new client or customer or entering into any new Contract, (G) any change in Law or (H) the performance of the Company in relation to any financial forecast or projection (it being understood that the foregoing clause (H) will not prevent or otherwise affect a determination that any event, development, discovery, change or circumstance underlying such fact or changes referred to in clause (H) has resulted in or contributed to a Company Intervening Event); provided, that any material fact, event, change, development or circumstance that was not known or reasonably foreseeable to the Company Board prior to the Company’s execution of this Agreement that would have a Parent Material Adverse Effect shall constitute a Company Intervening Event.

Section 6.3 No Parent Solicitation; Parent Recommendation of the Parent Stock Issuance.

(a) Parent shall not, and shall cause its Subsidiaries and Parent’s and its Subsidiaries’ respective directors and officers not to, and shall not permit or authorize any of its or its Subsidiaries’ other Representatives to, directly or indirectly, (i) solicit, initiate, endorse, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Parent Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Parent Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Third Person any information or data with respect to, or otherwise cooperate in any way with, any Parent Acquisition Proposal or (iii) agree in writing or publicly propose to do any of the foregoing. Parent shall, and shall cause each of its Subsidiaries and the respective Representatives of Parent and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Third Person conducted heretofore with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Third Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal, and shall enforce the provisions of any such agreement (provided, that Parent shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Parent Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Parent Acquisition Proposal to the Parent Board in compliance with this Section 6.3 and (II) would be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Parent Stockholder Approval, (1) Parent receives a written Parent Acquisition Proposal that the Parent Board believes in good faith to be bona fide, (2) such Parent Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 6.3, (3) the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, and (4) the Parent Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law, then Parent and its Representatives may (x) furnish information with respect to Parent and its Subsidiaries to the Third Person making such Parent Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that (I) Parent shall provide the Company a non-redacted copy of each confidentiality agreement Parent has executed in accordance with this Section 6.3(a) and (II) Parent shall furnish or make available to the Company prior to, or substantially concurrently with, the time it is furnished or made available to such Third Person any non-public information that was not previously provided to the Company or its Representatives, and (y) participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal. Parent shall notify the Company in writing of any decision of the Parent Board to enter into discussions or negotiations concerning any Parent Acquisition Proposal or to provide non-public information with respect to Parent and its Subsidiaries to any Person making a Parent Acquisition Proposal, which notice shall be given as promptly as reasonably practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). For the avoidance of doubt, it shall not be a violation of this Section 6.3 if Parent and its Representatives contact a Third Person making any Parent Acquisition Proposal solely to clarify the terms and conditions of such Parent Acquisition Proposal and to determine whether it constitutes or would reasonably be expected to lead to a Parent Superior Proposal.

(b) Neither the Parent Board nor any committee thereof shall:

(i) make any Parent Adverse Recommendation Change; or

(ii) cause or permit Parent or any of its Subsidiaries to enter into any Alternative Acquisition Agreement, in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Parent Acquisition Proposal, or agree in writing or publicly propose to take any such actions.

(iii) Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may, if the Parent Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law, taking into account all adjustments to the terms of this Agreement that may be proposed by Parent pursuant to this Section 6.3(b), make a Parent Adverse Recommendation Change in response to either (x) a Parent Superior Proposal, and may cause Parent to terminate this Agreement pursuant to and in accordance with Section 8.1(c)(iii) in order to enter into a definitive agreement providing for an Parent Acquisition Proposal (which, for the avoidance of doubt, did not result from a breach of this Section 6.3 and such Parent Acquisition Proposal is not withdrawn) or (y) a Parent Intervening Event; provided, however, that the Parent Board may not make a Parent Adverse Recommendation Change in response to:

(I)	a Parent Superior Proposal, unless:

(A) Parent notifies the Company in writing at least five (5) Business Days before taking that action of its intention to do so (the “Parent Notice Period”), and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Parent Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents, provided, that if there is any material amendment to the financial or other terms of such Parent Superior Proposal after the commencement of the Parent Notice Period, the Parent Notice Period shall be extended to ensure that at least two (2) Business Days remain in the Parent Notice Period subsequent to the date Parent notifies the Company of the material amendment (it being understood that there may be multiple extensions); and

(B) if Parent makes a proposal during such Parent Notice Period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Parent Superior Proposal continues to be a Parent Superior Proposal and that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law;

or (II) a Parent Intervening Event, unless:

(C) Parent provides the Company with written notice describing such Parent Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(D) Parent keeps the Company reasonably informed of developments with respect to such Parent Intervening Event;

(E) Parent notifies the Company in writing at least five (5) Business Days before making a Parent Adverse Recommendation Change with respect to such Parent Intervening Event of its intention to do so and specifies the reasons therefor; and

(F) if the Company makes a proposal during such five (5) Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Parent Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the stockholders of Parent under applicable Law.

During the Parent Notice Period prior to its effecting a Parent Adverse Recommendation Change, Parent shall, and shall cause its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company.

Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(c) In addition to the obligations of Parent set forth in Section 6.3(a) and Section 6.3(b), Parent promptly shall advise the Company in writing (and in any event within forty-eight (48) hours of Parent obtaining knowledge) of the receipt by Parent, its Subsidiaries or any of their respective Representatives of any inquiry, proposal or offer that is reasonably likely to lead to or that contemplates a Parent Acquisition Proposal, together with a description of the material terms and conditions of any such inquiry, proposal or offer, the identity of the Person making any such inquiry, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Parent shall thereafter keep the Company informed (orally and in writing) in all material respects on a prompt basis of the status of such inquiry, proposal or offer, including furnishing copies to the Company of any draft documentation, and any material amendments to the material terms and conditions thereof.

(d) Parent shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict Parent’s ability to comply with any of the terms of this Section 6.3, and represents that neither it nor any of its Subsidiaries is a party to any such agreement as of the date of this Agreement.

(e) Parent shall not take any action to exempt any Person (other than the Company and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(f) Nothing contained in Section 6.3(a) shall prohibit Parent from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that Parent and the Parent Board may not effect a Parent Adverse Recommendation Change, except to the extent permitted by Section 6.3(b). It is understood and agreed that a “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not constitute a Parent Adverse Recommendation Change.

(g) Parent agrees that any violation of the restrictions set forth in this Section 6.3 by any Subsidiary of Parent or any Representative of Parent or any such Subsidiary, whether or not such Person is purporting to act on behalf of Parent or any of its Subsidiaries, shall be deemed to be a breach of this Agreement by Parent.

(h) For purposes of this Agreement:

(i) “Parent Acquisition Proposal” means any proposal or offer from a Third Person with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, contribution, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, (A) of assets or businesses of Parent and its Subsidiaries that generate fifteen percent (15%) or more of the consolidated net revenues or net income (for the twelve (12)-month period ending on the last day of Parent’s most recently completed fiscal quarter) or that represent fifteen percent (15%) or more of the total assets (based on fair market value) of Parent and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than in the ordinary course of business, (B) of fifteen percent (15%) or more of any class of capital stock, other equity securities or voting power of Parent, any of its Subsidiaries or any resulting parent company of Parent, in each case other than the Merger and other transactions contemplated by this Agreement, or (C) pursuant to which the stockholders of Parent immediately prior to the consummation of such transaction hold less than eighty-five percent (85%) of the equity interests of the surviving or resulting entity of such transaction.

(ii) “Parent Superior Proposal” means any unsolicited bona fide written Parent Acquisition Proposal that is fully financed or has fully committed financing and that did not result from a breach of this Section 6.3, that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial (including the financing terms and the ability of such Third Person to finance such Parent Acquisition Proposal), regulatory, timing, conditions and other aspects of the Parent Acquisition Proposal and the Third Person making the Parent Acquisition Proposal, is (A) more favorable to the stockholders of Parent (in their capacity as such) from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by the Company in response to such Parent Acquisition Proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Parent Superior Proposal,” references in the term “Parent Acquisition Proposal” to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)”; and

(iii) “Parent Intervening Event” means a material fact, event, change, development or circumstance directly related to Parent that was not known or reasonably foreseeable to the Parent Board prior to Parent’s execution of this Agreement, which fact, event, change, development or circumstance, or any material consequence thereof, becomes known to the Parent Board after the date of this Agreement and prior to the receipt of the Parent Stockholder Approval, which fact, event, change, development or circumstance does not relate to (A) a Parent Acquisition Proposal, (B) the Company or its Subsidiaries, (C) the announcement, pendency or consummation of the Merger, (D) any changes in the price of Company Common Stock, (E) any change in the price of Parent Common Stock (it being acknowledged that any underlying cause of any change in the price of Parent Common Stock may be taken into account for purposes of determining whether a Parent Intervening Event has occurred for purposes of this clause (E)), (F) Parent or any Subsidiary engaging with a new client or customer or entering into any new Contract, (G) any change in Law or (H) the performance of Parent in relation to any financial forecast or projection (it being understood that the foregoing clause (H) will not prevent or otherwise affect a determination that any event, development, discovery, change or circumstance underlying such fact or changes referred to in clause (H) has resulted in or contributed to a Parent Intervening Event); provided, that any material fact, event, change, development or circumstance that was not known or reasonably foreseeable to the Parent Board prior to Parent’s execution of this Agreement that would have a Company Material Adverse Effect shall constitute a Parent Intervening Event.

Section 6.4 Preparation of Form S-4 and the Joint Proxy Statement; Stockholders’ Meeting.

(a) Each of Parent and the Company shall use their respective reasonable best efforts to, as promptly as practicable after the date of this Agreement, prepare and file with the SEC in preliminary form the Joint Proxy Statement to be included in the S-4 as a prospectus relating to (i) the special meeting of the Company’s stockholders (the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement and (ii) the special meeting of Parent’s stockholders (the “Parent Stockholders Meeting”), which meeting will include a proposal regarding the stockholder approval required by the rules of Nasdaq with respect to the Parent Stock Issuance. In consultation with Parent, the Company shall set a preliminary record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. In consultation with the Company, Parent shall set a preliminary record date for the Parent Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith.

(b) As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Parent Stock Issuance. The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company and its Subsidiaries that is required by Law to be included in the Form S-4 or reasonably requested by Parent to be included in the Form S-4. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent registered public accounting firm, dated no more than two (2) Business Days before the date on which the Form S-4 becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In connection with the filing and effectiveness of the Form S-4, each of the Company and Parent shall use its commercially reasonable efforts to cause their respective counsels to deliver tax opinions satisfying the requirements of Item 601 of Regulation S-K under the Securities Act.

(c) Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby and (C) to ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” Laws in connection with the Parent Stock Issuance and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. The Company shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Except with respect to a Company Adverse Recommendation Change specifically permitted by Section 6.2(b) or a Parent Adverse Recommendation Change specifically permitted by Section 6.3(b), no filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without providing the other a reasonable opportunity to review and comment thereon and without the other’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in the Parent Stock Issuance for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information in connection therewith, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses, and any other communications relating thereto (whether oral or written) in connection therewith. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company or Parent, as applicable; provided, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party hereunder.

(d) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting solely for the purpose of obtaining the Company Stockholder Approval, taking all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval, and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith (and such Company Stockholders Meeting shall in any event be no later than forty-five (45) calendar days after (i) the tenth (10th) calendar day after the preliminary Joint Proxy Statement therefor has been filed with the SEC if by 11:59 p.m., Eastern Time on such date the SEC has not informed the Company that it intends to review the Joint Proxy Statement or (ii) if the SEC has, on or prior to the tenth (10th) calendar day after the preliminary Joint Proxy Statement therefor has been filed with the SEC, informed the Company that it intends to review the Joint Proxy Statement, the date on which the SEC confirms that it has no further comments on the Joint Proxy Statement). The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the written consent of Parent; (ii) (A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two (2) times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 6.4(d). Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten (10) Business Days.

(e) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, Parent shall duly call, give notice of, convene and hold the Parent Stockholders Meeting solely for the purpose of obtaining the Parent Stockholder Approval, taking all other actions necessary or advisable to secure the vote or consent of the holders of Parent Common Stock required by applicable Law to obtain such approval (and such Parent Stockholders Meeting shall in any event be no later than forty-five (45) calendar days after (i) the tenth (10th) calendar day after the preliminary Joint Proxy Statement therefor has been filed with the SEC if by 11:59 p.m., Eastern Time on such date the SEC has not informed Parent that it intends to review the Joint Proxy Statement or (ii) if the SEC has, on or prior to the tenth (10th) calendar day after the preliminary Joint Proxy Statement therefor has been filed with the SEC, informed Parent that it intends to review the Joint Proxy Statement, the date on which the SEC confirms that it has no further comments on the Joint Proxy Statement). Parent may postpone or adjourn the Parent Stockholders Meeting solely (i) with the written consent of the Company; (ii) (A) due to the absence of a quorum or (B) if Parent has not received proxies representing a sufficient number of shares for the Parent Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholders Meeting; provided, that Parent may not postpone or adjourn the Parent Stockholders Meeting more than a total of two (2) times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 6.4(e). Notwithstanding the foregoing, Parent shall, at the request of the Company, to the extent permitted by Law, adjourn the Parent Stockholders Meeting to a date specified by the Company for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares for Parent Stockholder Approval; provided, that Parent shall not be required to adjourn the Parent Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten (10) Business Days.

(f) Each of the Company and Parent shall use its reasonable best efforts to cooperate to hold the Parent Stockholders Meeting on the same day and at the same time as the Company Stockholders Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

(g) Except in the case of a Company Adverse Recommendation Change specifically permitted by Section 6.2(b), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Joint Proxy Statement and Parent, through the Parent Board, shall (x) recommend to its stockholders that they approve the Parent Stock Issuance, and (y) include such recommendation in the Joint Proxy Statement. Without limiting the generality of the foregoing, (i) the Company agrees that (x) except in the event of a Company Adverse Recommendation Change specifically permitted by Section 6.2(b), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) its obligations pursuant to this Section 6.4(g) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change and (ii) Parent agrees that (x) except in the event of a Parent Adverse Recommendation Change specifically permitted by Section 6.3(b), Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Stockholder Approval and (y) its obligations pursuant to this Section 6.4(g) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Parent Acquisition Proposal or the occurrence of any Parent Adverse Recommendation Change.

(h) Promptly following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement in accordance with the DGCL and, promptly thereafter, deliver to the Company a copy of the written consent or the minutes of the stockholders meeting of Merger Sub reflecting such adoption and approval.

Section 6.5 Access to Information; Confidentiality.

(a) The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours and upon reasonable advance notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, (i) to such information concerning the business, properties, assets and personnel of the Company and its Subsidiaries as Parent or its Representatives may reasonably request (including the books and records of the Company and its Subsidiaries and Tax Returns filed and those in preparation and the work papers of its auditors) and (ii) reasonable access to all properties and personnel (in a manner so as to not unreasonably interfere with the normal business operations of the Company and its Subsidiaries).

(b) Parent shall, and shall cause each of its Subsidiaries to, afford to the Company and its Representatives reasonable access during normal business hours and upon reasonable advance notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to (i) such information concerning the business, properties, assets and personnel of Parent and its Subsidiaries as the Company or its Representatives may reasonably request (including the books and records of the Company and its Subsidiaries and Tax Returns filed and those in preparation and the work papers of its auditors) and (ii) reasonable access to all properties and personnel (in a manner so as to not unreasonably interfere with the normal business operations of the Company and its Subsidiaries).

(c) This Section 6.5 shall not require a party hereunder to permit any access, or to disclose any information, that in its reasonable, good faith judgment (after consultation with outside counsel) would reasonably be expected to result in (i) any violation of any Law to which such party is subject or cause any privilege (including attorney-client privilege) which the such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information, provided, that the parties shall use their reasonable best efforts to find a way to permit disclosure of such information, or (ii) if the Company and its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties in an Action, such information being reasonably pertinent thereto

(d) All information shared pursuant to this Section 6.5 shall be held confidential in accordance with the terms of the Confidential Disclosure Agreement by and between Parent and the Company, dated as of October 9, 2020 (the “Confidential Disclosure Agreement”). No investigation pursuant to this Section 6.5 or information provided, made available or delivered to any party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 6.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Company Material Contract, or Parent Material Contract, as applicable, (ii) obtain all necessary Actions or non-Actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all reasonable best efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, (iii) vigorously resist and contest any Action, including administrative or judicial Action, and seek to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Merger and the other transactions contemplated hereby, including, without limitation, by vigorously pursuing all avenues of administrative and judicial appeal and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Third Person and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(b) Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Merger, the Surviving Corporation or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the shares of Company Common Stock) or (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates.

Section 6.7 Takeover Laws. The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 6.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from (x) any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or (y) from any Person alleging that the consent of such Person is, or may be, required in connection with the transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (c) any change, condition or event between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(d), or Section 7.2(f) of this Agreement (in the case of the Company) or Section 7.3(a), Section 7.3(b), or Section 7.3(d) of this Agreement (in the case of Parent), to be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. This Section 6.8 shall not constitute an obligation for purposes of Section 7.2(b) or Section 7.3(b).

Section 6.9 Indemnification, Exculpation and Insurance.

(a) For six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s D&O Insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.9(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300 % of Annual Premium Amount and if such premiums for such insurance would at any time exceed 300% of the Annual Premium Amount, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Annual Premium Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such Persons currently covered by such policies with coverage in the same amount, and subject to the same retention, terms, conditions and exclusions of the D&O Insurance in effect immediately before Closing, for an aggregate period of six years (6) with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Annual Premium Amount, if the premium for such six-year “tail” or “runoff” insurance would exceed 300% of the Annual Premium Amount, then the Surviving Corporation shall cause to be maintained a “tail” or “runoff” D&O Insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at a premium equal to 300% of the Annual Premium Amount. If the Company shall elect to obtain such prepaid policies prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date of this Agreement between the Company and each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each an “Indemnified Party”); and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company Charter or Company Bylaws as in effect on the date hereof. Parent’s and the Surviving Corporation’s obligations shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If Parent or the Surviving Corporation fails to comply with its obligations in this Section 6.9(b) and an Indemnified Party commences a suit which results in a determination that Parent or the Surviving Corporation failed to comply with such obligation, Parent shall pay such Indemnified Party his or her costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest thereon at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9(c).

(d) The provisions of this Section 6.9(d) are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.9(d) shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.9(d)). Parent and the Surviving Corporation jointly and severally agree to pay or advance, upon written request of an Indemnified Party, all costs, fees and expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing their indemnity rights and other rights provided in this Section 6.9(d).

Section 6.10 Stock Exchange Listing.

(a) Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing.

(b) To the extent requested by Parent, Company shall cooperate with Parent and use its reasonable best efforts to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

Section 6.11 Stockholder Litigation. Prior to the Effective Time:

(a) The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement (“Company Transaction Litigation”) in accordance with the terms of a mutually agreed upon joint defense agreement. The Company shall not enter into any settlement agreement in respect of any Company Transaction Litigation hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.11(a), “participate” means that Parent shall be kept apprised of proposed strategy and other significant decisions with respect to any Company Transaction Litigation (to the extent that attorney-client privilege is not undermined or otherwise affected) but shall not be afforded decision-making power or other authority except for the settlement consent set forth above; provided, however, that Company shall consider Parent’s views with respect to such strategy and decisions. Without otherwise limiting the rights of current or former directors and officers of the Company with regard to the right to counsel, following the Effective Time, current or former directors and officers of the Company with rights to indemnification as described in Section 6.8 shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such indemnified parties to defend any Company Transaction Litigation.

(b) Parent shall consult with the Company and keep the Company reasonably apprised regarding the defense and settlement of any stockholder litigation against Parent and/or any of its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement (“Parent Transaction Litigation”).

Section 6.12 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release, announcement or statement made or proposed to be made in connection with and related to: (a) a Company Adverse Recommendation Change; (b) any disclosures made in compliance with Section 6.2; (c) a Parent Adverse Recommendation Change; or (d) any disclosures made in compliance with Section 6.3.

Section 6.13 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Employee Matters.

(a) For a period of twelve (12) months following the Effective Time, but not beyond the date on which a Continuing Employee’s (as defined below) employment with the Surviving Corporation, Parent or any of their Subsidiaries terminates (the “Continuation Period”), Parent shall, or shall cause one of its Subsidiaries (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) to, provide to each individual employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) (i) the base salary or hourly wages that are, in each case, no less favorable than those provided to the Continuing Employee immediately prior to the Effective Time, (ii) cash bonus opportunities and amounts that are, in each case, no less favorable in the aggregate to those provided to the Continuing Employee immediately prior to the Effective Time and (iii) all other employee benefits (excluding equity, equity-based and change in control benefits and defined benefit pension plan benefits) that are substantially comparable in the aggregate to the employee benefits (excluding equity, equity-based, and change in control benefits and defined benefit pension plan benefits) provided to (A) the Continuing Employee immediately prior to the Effective Time or (B) a similarly situated employee of Parent or one of its Subsidiaries, and the more favorable of the benefits under the foregoing (A) or (B) shall be provided. Nothing herein shall prevent Parent or any of its Subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries) from terminating the employment of any Continuing Employee at any time and for any reason, including during the Continuation Period.

(b) Notwithstanding anything to the contrary in this Agreement, and without limiting the generality of Section 6.14(a), Parent shall, or shall cause its Subsidiaries (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) to, provide severance pay and benefits to each Continuing Employee that is terminated on or prior to the date that is eight months after the Closing Date that are no less than the severance pay and benefits set forth on Section 6.14(b) of the Company Disclosure Letter.

(c) With respect to any Parent Plan that is maintained for the benefit of any Continuing Employee, Parent shall, or shall cause one of its Subsidiaries to, credit each Continuing Employee with all service with the Company and its Subsidiaries (and their respective predecessors) for all purposes, including without limitation, for purposes of eligibility and vesting but not for benefit accruals; provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits or to the extent that such service was not recognized by the Company or any of its Subsidiaries under a similar benefit for a similar purpose.

(d) Without limiting the provisions of Section 6.14(a), Section 6.14(b), or Section 6.14(c), with respect to each Parent Plan that provides medical, dental, vision, prescription drug, life insurance or disability benefits to any Continuing Employee, Parent shall, or shall cause one of its Affiliates (including, after the Closing, the Company and its Subsidiaries) to, use its commercially reasonable efforts to (i) waive all pre-existing condition, actively at work, waiting period and similar requirements that apply to any Continuing Employee (and his or her eligible dependents) to the extent that such requirement was satisfied by, or did not apply to, such Continuing Employee under the corresponding Company Plan as of immediately prior to the Closing; and (ii) honor all expenses paid or incurred by the Continuing Employees and their eligible dependents under the corresponding Company Plan during the portion of the plan year in which such Continuing Employee or eligible dependent becomes eligible for coverage under such Parent Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of- pocket expenses under such Parent Plan for the plan year in which such Continuing Employee commences participation in such Parent Plan.

(e) If requested by Parent in a writing delivered to the Company following the date of this Agreement and not less than five (5) Business Days prior to the Closing Date, the Company shall take all action (including the adoption of resolutions and plan amendments and the delivery of required notices) necessary to terminate, effective no later than the day immediately prior to the Closing Date, any Company Plan that is intended to constitute a Tax-qualified defined contribution plan under Section 401(k) of the Code. The Company shall provide Parent with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of such plan or plans in advance for Parent’s reasonable review and comment, and provide Parent with the final documentation evidencing the termination.

(f) No later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with a list of all employees of the Company or any of its Subsidiaries who have experienced an employment loss, within the meaning of the WARN Act or any similar state or local Law within ninety (90) days of the Closing Date, along with each such employee’s job title, work location, date of hire, and date of termination (the “Terminated Employees”). Prior to the Closing Date, the Company shall cooperate with Parent in complying with the provisions of the WARN Act or any similar state or local Law, including delivering any notices to Terminated Employees of the Company or any of its Subsidiaries pursuant to the WARN Act that Parent determines, in its sole discretion, should be provided. To the extent there is liability under the WARN Act or applicable state or local Law with respect to terminations of employment that occur prior to the Effective Time, and such liability results from actions taken by Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation) after the Effective Time, Parent will bear all liability for, and indemnify the Company for, liability with respect to terminations of employment that occurred prior to the Effective Time.

(g) Notwithstanding any other provision of this Agreement, nothing contained in this Section 6.14 shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, Company Plan or Parent Plan (ii) limit the right of the Company, any of its Subsidiaries, Parent or any of their respective Affiliates, to amend, modify or terminate any employee benefit plan, program or arrangement (including any Company Plan and Parent Plan) or (iii) give any Continuing Employee (or dependent or beneficiary thereof) or any other Person who is not a party to this Agreement any right to enforce the provisions of this Section 6.14.

(h) Notwithstanding anything to the contrary in Section 6.14(b), from and after the Closing Date, Parent shall cause the Surviving Corporation to honor, in accordance with its terms, each existing (as of the date hereof) employment, change in control, retention or severance agreement and certain other obligations, in each case as set forth in Section 6.14(h) of the Company Disclosure Letter.

(i) Immediately after the Closing, Parent shall, or shall cause its applicable Subsidiary to, pay to each Continuing Employee an annual bonus in respect of 2020 in the individual amount determined by the Company and set forth in writing to Parent prior to the Closing, which aggregate amount shall not exceed the amount set forth on Section 6.14(i) of the Company Disclosure Letter. As of the Closing, Parent shall, or shall cause its applicable Subsidiary to, implement and maintain the merit increases in salary set forth in Section 6.1(a)(xvi) of the Company Disclosure Letter.

Section 6.15 Obligations of Parent and Merger Sub. Parent shall take all corporate action necessary as the sole stockholder of Merger Sub to enable Merger Sub to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement.

Section 6.16 Tax Treatment.

(a) Each of Parent, the Company, and their respective Subsidiaries shall use reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent, the Company or any of their respective Subsidiaries shall take any action, or allow any Affiliate to take any action, that could reasonably be expected to preclude the foregoing. None of Parent, the Company or any of their respective Subsidiaries shall take any action or position before a Governmental Entity or on any Tax Return that is inconsistent with the foregoing, unless (a) otherwise required by a final “determination” (within the meaning of Section 1313(a)(1) of the Code or any comparable provision of state or local Law), or (b) with the consent of the other parties.

(b) Each of Parent and the Company shall use its commercially reasonable efforts and will cooperate in good faith with one another to obtain the opinions of counsel referred to in Section 6.4(b).

(c) The Company shall provide Parent with a certificate in accordance with Treasury Regulations Section 1.1445-2(c)(3), dated as of no earlier than 30 days prior to the Closing Date.

Section 6.17 Equity Financing Cooperation

(a) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, provide customary cooperation and customary financial information, in each case that is reasonably requested by Parent in connection with any financing sought by Parent for the purpose of raising equity capital prior to the Effective Time (the “Financing”) (it being understood that the receipt of any such financing is not a condition to the Merger), including by (i) furnishing, or causing to be furnished, to Parent with such financial statements of the Company and its Subsidiaries or financial information (including forecasts of balance sheets, income statements and cash flow statements of the Company), (ii) using commercially reasonable efforts to cause the Company’s independent accountants, as requested by Parent, to consent to the use of their audit reports on the financial statements of the Company in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or Exchange Act in connection with the Financing and to provide any “comfort letters” (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any offering or placement of the Financing) necessary and reasonably requested by Parent in connection with any capital markets transaction comprising a part of the Financing and to participate in customary due diligence sessions and (iii) participating in meetings and due diligence sessions in connection with the Financing and providing relevant information and preparing materials in connection therewith; provided, however, that no such cooperation shall be required to the extent it would require the Company or the Company’s Subsidiaries to incur any out-of-pocket costs prior to the Effective Time for which it is not promptly reimbursed.

(b) Notwithstanding anything to the contrary in this Section 6.17, (i) the Company shall not be required to disclose any information pursuant to this Section 6.17 to the extent that (A) in the reasonable good faith judgment of the Company, any Law requires the Company or its Subsidiaries to restrict or prohibit access to any such information, (B) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or (C) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, that with respect to clauses (A) through (C), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and Parent and (3) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.

(c) Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages suffered or incurred by any of them in connection with the Company’s obligations under this Section 6.17 (except to the extent that such Damages are determined by a final, non-appealable judicial order by a court of competent jurisdiction to have resulted from information provided to Parent in writing by the Company or its Subsidiaries, or the gross negligence, willful misconduct or bad faith by the Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.17).

Notwithstanding anything to contrary contained herein, in no event shall the Company’s breach of any obligations in this Section 6.17 be considered in determining the satisfaction of the conditions set forth in Section 7.2(b) or Section 7.2(d) or form the basis for any termination under Article VIII, unless (i) the Company shall not have attempted in good faith to comply with such obligation in this Section 6.17 and (ii) such breach is the primary cause of Parent being unable to obtain the proceeds of the Financing at or prior to the Effective Time.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall each have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

(c) Nasdaq Listing. The shares of Parent Common Stock issuable to the stockholders of the Company and to holders of Assumed Company Options and Company RSUs as provided for in Article III shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(d) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened.

(e) Company Loan Facilities. The conditions to the continuation of the Company Loan Facilities, other than the Closing, and including the consents set forth on Section 7.1(e) of the Company Disclosure Letter, shall have been satisfied or shall be satisfied contemporaneously with the Closing and the satisfaction of these conditions is not disputed by the lenders under the Company Loan Facilities.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 4.2(a) (other than de minimis inaccuracies) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the representations and warranties of the Company set forth in Section 4.1(a), Section 4.4, Section 4.5(a)(i) and Section 4.25 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) the remaining representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all knowledge, materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), Section 7.2(b), and Section 7.2(d).

(d) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 7.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) (other than de minimis inaccuracies) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1(a), Section 5.4, Section 5.5(a)(i) and Section 5.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified as to materiality or Parent Material Adverse Effect shall be true and correct (as so qualified) and each of the representations and warranties of Parent and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 7.3(a), Section 7.3(b), and Section 7.3(d).

(d) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 7.4 Frustration of Closing Conditions.

(a) Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1(e) or Section 7.2 to be satisfied if such failure was proximately caused by any action or failure to act of Parent or Merger Sub that constitutes a breach of this Agreement by Parent or Merger Sub.

(b) The Company may not rely on the failure of any condition set forth in Section 7.1(e) or Section 7.3 to be satisfied if such failure was proximately caused by any action or failure to act of the Company that constitutes a breach of this Agreement by the Company.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before September 10, 2021 (the “Outside Date”), unless extended by mutual written agreement of the Parent and the Company; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other Action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such Order or other Action shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the primary cause of, or the primary factor that resulted in, such Order or other Action;

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or, if the Company Stockholders Meeting has been postponed or adjourned, at the final adjournment or postponement thereof, at which a vote on the adoption of this Agreement was taken; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iii) if the failure to obtain such Company Stockholder Approval is proximately caused by any action or failure to act of the Company that constitutes a breach of this Agreement; or

(iv) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or, if the Parent Stockholders Meeting has been postponed or adjourned, at the final adjournment or postponement thereof, at which a vote on the adoption of this Agreement was taken; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iv) if the failure to obtain such Parent Stockholder Approval is proximately caused by any action or failure to act of Parent that constitutes a breach of this Agreement.

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 6.2), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 and (B) cannot be or, if curable, has not been cured by the earlier of (1) the Outside Date and (2) twenty (20) days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii) prior to the receipt of the Company Stockholder Approval, if: (A) a Company Adverse Recommendation Change shall have occurred or (B) the Company shall have materially breached or failed to perform any of its obligations set forth in Section 6.2; or

(iii) in order to effect a Parent Adverse Recommendation Change and substantially concurrently enter into a definitive agreement providing for a Parent Superior Proposal; provided, that (i) Parent has complied in all material respects with the terms of Section 6.3, (ii) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, Parent pays to the Company the Parent Termination Fee and (iii) Parent substantially concurrently enters into such Alternative Acquisition Agreement.

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, (other than with respect to a breach of Section 6.3), or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (i) would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 and (ii) cannot be or, if curable, has not been cured by the earlier of (A) the Outside Date and (B) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii) prior to receipt of the Parent Stockholder Approval, if: (A) a Parent Adverse Recommendation Change shall have occurred or (B) Parent shall have materially breached or failed to perform any of its obligations set forth in Section 6.3; or

(iii) in order to effect a Company Adverse Recommendation Change and substantially concurrently enter into a definitive agreement providing for a Company Superior Proposal; provided, that (i) the Company has complied in all material respects with the terms of Section 6.2, (ii) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee and (iii) the Company substantially concurrently enters into such Alternative Acquisition Agreement.

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other party which notification will specify with particularity the reason for such termination.

Section 8.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, provided, that:

(a) the Confidential Disclosure Agreement (as amended hereby) and the provisions of this Section 8.2, Section 8.3 (Fees and Expenses), Section 9.2 (Notices), Section 9.5 (Entire Agreement), Section 9.6 (No Third Party Beneficiaries), Section 9.7 (Governing Law), Section 9.8 (Submission to Jurisdiction), Section 9.9 (Assignment; Successors), Section 9.10 (Specific Performance), Section 9.12 (Severability), Section 9.13 (Waiver of Jury Trial) and Section 9.16 (No Presumption Against Drafting Party) shall survive the termination hereof (together, the “Surviving Provisions”);

(b) the Company may have liability as provided in Section 8.3; and

(c) no such termination shall relieve any party from any liability or damages resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity.

Section 8.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that at the Effective Time, all reasonable, documented out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its Subsidiaries) incurred by the Company and its Subsidiaries prior to the Effective Time in connection with the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, shall be payable by their successors, if applicable.

(b) In the event that:

(i) (A) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), (B) prior to such termination, a Company Acquisition Proposal is publicly made and not withdrawn, and (C) within twelve (12) months after the date of such termination, (1) the Company enters into a written definitive agreement providing for the consummation of any Company Acquisition Proposal, or (2) any Company Acquisition Proposal is consummated, which, in each case, need not be the same Company Acquisition Proposal that was made, disclosed or communicated prior to termination hereof, then, in any such event, the Company shall pay to Parent, on the date that is the earlier to occur of (1) or (2), by wire transfer of immediately available funds, to an account designated in writing by Parent, a fee of $2,000,000 (the “Company Termination Fee”) (provided, that for purposes of this clause (C), each reference to fifteen percent (15%) in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to fifty percent (50%));

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), the Company shall pay to Parent the Company Termination Fee, as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), by wire transfer of immediately available funds, to an account designated in writing by Parent; or

(iii) this Agreement is terminated by the Company pursuant to Section 8.1(d)(iii), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Company Termination Fee.

(c) In the event that:

(i) (A) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iv), (B) prior to such termination, a Parent Acquisition Proposal is publicly made and not withdrawn, and (C) within twelve (12) months after the date of such termination, (1) Parent enters into a written definitive agreement providing for the consummation of any Parent Acquisition Proposal, or (2) any Parent Acquisition Proposal is consummated, which, in each case, need not be the same Parent Acquisition Proposal that was made, disclosed or communicated prior to termination hereof, then, in any such event, Parent shall pay to Company, on the date that is the earlier to occur of (1) or (2), by wire transfer of immediately available funds, to an account designated in writing by the Company, a fee of $2,000,000 (the “Parent Termination Fee”, and together with the Company Termination Fee, the “Termination Fees”) (provided, that for purposes of this clause (C), each reference to fifteen percent (15%) in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to fifty percent (50%));

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then Parent shall pay to the Company the Parent Termination Fee, as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), by wire transfer of immediately available funds, to an account designated in writing by the Company; or

(iii) this Agreement is terminated by Parent pursuant to Section 8.1(c)(iii), substantially concurrently with or prior to (and as a condition to) such termination, Parent shall pay to the Company the Parent Termination Fee.

It being understood that in no event shall the Company or Parent be required to pay the Company Termination Fee or Parent Termination Fee, as applicable, on more than one occasion; provided, that the payment by the Company of the Company Termination Fee or Parent of the Parent Termination Fee shall not relieve the Company or Parent, respectively, from any liability or damage resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If this Agreement is terminated by Company or Parent for any reason other than those mentioned in Section 8.3(b) or Section 8.3(c), no Termination Fee shall be payable by either party.

(d) The parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if either the Company or Parent fails to timely pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the first party for the amounts set forth in this Section 8.3, the first party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(e) The parties agree that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with, a Willful and Material Breach hereof), (i) in the event that any Termination Fee is paid to a party in accordance with this Section 8.3, the payment of such Termination Fee shall be the sole and exclusive remedy of such party, its subsidiaries, shareholders, affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or affiliates for, and (ii) in no event will the party being paid any Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in Law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee in accordance with this Section 8.3, no party nor any Affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions related thereto; provided that (x) the Confidential Disclosure Agreement and the Surviving Provisions shall survive any termination of this Agreement in accordance with its terms and (y) payment of the Termination Fee shall not shall relieve either party from any liability or obligation under the Surviving Provisions.

Section 8.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption; provided further, however, that after the Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Parent or Merger Sub without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, this Section 8.4, Section 9.6, Section 9.7 and Section 9.8 may not be modified or amended in a manner that is adverse in any material respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 8.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next- day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub or the Surviving Corporation, to:

Aytu Bioscience, Inc.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

Attention:	Joshua Disbrow
E-mail:	Josh.Disbrow@aytubio.com

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

111 S. Main Street, Suite 2100

Salt Lake City, UT 84111

Attention:	Nolan S. Taylor

Troy M. Keller

Brooke S. Johnson

Email:	Taylor.Nolan@dorsey.com

Keller.Troy@dorsey.com

Johnson.Brooke@dorsey.com

(ii) if to the Company, to:

Neos Therapeutics, Inc.

2940 N. Highway 360

Grand Prairie, TX 75050

Attention:	John Limongelli
E-mail:	JLimongelli@neostx.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Joseph C. Theis

James A. Matarese Andrew H. Goodman

E-mail:	Jtheis@goodwinlaw.com

Jmatarese@goodwinlaw.com

Agoodman@goodwinlaw.com

Section 9.3 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement that has been duly executed and delivered by the Company and each other party thereto and contains terms and conditions that (a) are no less favorable in any material respect to the Company than those terms and conditions set forth in the Confidentiality Agreement (except that such confidentiality agreement need not prohibit the making or amending of a confidential Company Acquisition Proposal) and (b) do not in any respect restrict the Company from complying with its obligations under this Agreement. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a potential Company Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

(b) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(c) “Assumed Company Option” means each outstanding option to purchase shares of Company Common Stock granted under the Company Equity Plans that has an exercise price per share equal to or less than $0.95.

(d) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

(e) “Company Adverse Recommendation Change” means the Company Board or a committee thereof (A) withdrawing (or modifying or materially qualifying in any manner adverse to Parent or Merger Sub) the recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) failing to include the Company Board Recommendation in the Joint Proxy Statement that is mailed to the Company’s stockholders, (C) recommending or otherwise declaring advisable the approval by the Company stockholders of any Company Acquisition Proposal, (D) within ten (10) Business Days of a tender or exchange offer for shares of Company Common Stock having been commenced that would have the effect of precluding the Merger, failing to publicly recommend against such tender or exchange offer, or (E) other than in the context of a tender or exchange offer for shares of Company Common Stock, failing to publicly reaffirm its recommendation of the Merger after the date any Company Acquisition Proposal or any material modification thereto (which request shall only be made once per Company Acquisition Proposal or material modification) is first publicly announced, within five (5) Business Days after a request to do so by Parent.

(f) “Company Equity Plan” means each of the (i) Neos Therapeutics, Inc. 2009 Equity Plan, (ii) Neos Therapeutics, Inc. 2015 Stock Option and Incentive Plan and (iii) Neos Therapeutics, Inc. 2018 Inducement Plan.

(g) “Company IP Agreement” means all assignments, licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound.

(h) “Company Loan Agreement” means each of the Deerfield Company Loan Agreement and the Encina Loan Agreement.

(i) “Company Loan Facilities” means, collectively, the Deerfield Loan Facility and the Encina Loan Facility.

(j) “Company Option” means each outstanding option to purchase shares of Company Common Stock granted under the Company Equity Plans.

(k) “Company Owned IP” means all Intellectual Property owned or purported to be owned by, or exclusively licensed or purported to be exclusively licensed to, the Company or any of its Subsidiaries in whole or in part.

(l) “Company RSU” means each outstanding restricted stock unit to be settled in shares of Company Common Stock issued under the Company Equity Plans.

(m) “Contract” means any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments thereto).

(n) “control” (including the terms “controlled,” and “controlled by”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

(o) “Damages” means any liabilities, losses, damages, penalties, fines, costs or expenses (including reasonable attorney’s fees and expenses), but excluding any consequential (except to the extent reasonably foreseeable), exemplary or punitive damages.

(p) “Debt Financing Sources” means, collectively, the lenders under the Deerfield Company Loan Agreement and the lenders under the Encina Loan Agreement, together with such lenders’ agents, parties to the Debt Facility Letters that have committed to provide or have otherwise entered into agreements in connection with, respectively, the Company Loan Facilities from and after the Closing Date in connection with the transactions contemplated by this Agreement, together with their former, current or future Affiliates and each of their former, current or future officers, directors, employees, equityholders, members, managers, general or limited partners, controlling parties, advisors, agents and Representatives of any of the foregoing and any successors and assigns of any of the foregoing. “Deerfield Financing Sources” refers to the Debt Financing Sources with respect to the Deerfield Loan Facility, and the “Encina Financing Sources” refers to the Debt Financing Sources with respect to the Encina Loan Facility.

(q) “Debt Facility Letters” means, collectively, the Deerfield Debt Facility Letter and the Encina Debt Facility Letter.

(r) “Deerfield Debt Facility Letter” means the letter agreement(s), dated as of the date hereof, among the Company, Parent, Deerfield Private Design Fund III, L.P. and Deerfield Management Company, L.P., as amended, supplemented or replaced, pursuant to which the Deerfield Financing Sources have agreed to provide or cause to be provided from and after the Closing Date, on the terms and conditions set forth therein, the Deerfield Loan Facility.

(s) “Deerfield Loan Facility” means the loan facility on the terms and conditions of the Deerfield Company Loan Agreement.

(t) “Encina Debt Facility Letter” means the letter agreement(s), dated as of the date hereof, among the Company, Parent, Encina Business Credit LLC, and Encina Business Credit SPV, LLC, as amended, supplemented or replaced, pursuant to which the Encina Financing Sources have agreed to provide or cause to be provided from and after the Closing Date, on the terms and conditions set forth therein, the Encina Loan Facility.

(u) “Encina Loan Agreement” means the Loan and Security Agreement dated as of October 2, 2019, by and among (a) the Company, Neos Therapeutics Brands, LLC, a Delaware limited liability company, Neos Therapeutics, LP, a Texas limited partnership as borrowers, (b) Neos Therapeutics Commercial, LLC, a Delaware limited liability company, and PharmaFab Texas, LLC, a Texas limited liability company, as loan party obligors, (c) the lenders party thereto from time to time, and (d) Encina Business Credit, LLC, as agent for the lenders, and the loan facility provided under the Encina Loan Agreement is referred to as the “Encina Loan Facility”.

(v) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, other than operating lease obligations or purchase money financing, (iv) all obligations of such Person under installment sale Contracts, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others. For the avoidance of doubt, “Indebtedness” shall not include (a) trade payables, (b) any operating lease obligations (other than capitalized leases or finance leases), or (c) Indebtedness due to or from the Company or any Subsidiary of the Company to the Company or any other Subsidiary.

(w) “Innovus CVRs” means the contingent value rights held by stockholders of Innovus Pharmaceuticals, Inc. pursuant to that certain Contingent Value Rights Agreement by and among Parent, Vivian Liu as representative of CVR holders and Direct Transfer LLC as rights agent, dated as of February 14, 2020.

(x) “Intellectual Property” means all intellectual property rights of any kind or nature in any jurisdiction throughout the world, including all of the following to the extent protected by applicable law: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions (“Patents”), and all applications for any of the foregoing, together with all re-issuances, continuations, continuations- in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, and other confidential information (“Trade Secrets”); and (v) any other proprietary or intellectual property rights of any kind or nature.

(y) “knowledge” of any party means (i) with respect to the Company or any of its Subsidiaries, the actual knowledge of each of the individuals listed in Section 9.3(y) of the Company Disclosure Letter; and (ii) with respect to Parent or any of its Subsidiaries, the actual knowledge of each of the individuals listed in Section 9.3(y) of the Parent Disclosure Letter; in each case of (i) and (ii), after reasonable inquiry.

(z) “Non-Assumed Company Option” means each outstanding option to purchase shares of Company Common Stock granted under the Company Equity Plans that has an exercise price per share greater than $0.95.

(aa) “Order” means any judgment, ruling, order, writ, injunction, award or decree of any Governmental Entity or arbitrator.

(bb) “Parent Adverse Recommendation Change” means the Parent Board or a committee thereof (A) withdrawing (or modifying or materially qualifying in any manner adverse to the Company) the approval by the Parent Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby or the recommendation of the Parent Stock Issuance, (B) within ten (10) Business Days of a tender or exchange offer for shares of Parent Common Stock having been commenced that would have the effect of precluding the Merger, failing to publicly recommend against such tender or exchange offer, (C) failing to include in the Joint Proxy Statement that is mailed to Parent’s stockholders the recommendation of the Parent Stock Issuance, (D) recommending or otherwise declaring advisable the approval by the Parent stockholders of, any Parent Acquisition Proposal, (E) other than in the context of a tender or exchange offer for shares of Parent Common Stock, failing to publicly reaffirm its approval of the Merger or its recommendation of the Parent Stock Issuance after the date any Parent Acquisition Proposal or any material modification thereto (which request shall only be made once per Parent Acquisition Proposal or material modification) is first publicly announced, within five (5) Business Days after a request to do so by the Company.

(cc) “Parent Equity Plan” means the Aytu BioScience, Inc. 2015 Stock Option and Incentive Plan, as amended.

(dd) “Parent Owned IP” means all Intellectual Property owned or purported to be owned by, or exclusively licensed or purported to be exclusively licensed to, Parent or any of its Subsidiaries in whole or in part.

(ee) “Parent Product” means Karbinal ER, Natesto, Poly-Vi-Flor, Tri-Vi-Flor, Tuzistra XR, and Zolpimist.

(ff) “Parent Registered IP” means all (i) Patents and Patent applications, (ii) trademark registrations and applications, (iii) copyright registrations and applications and (iv) domain names, in each case owned or purported to be owned by, or exclusively licensed or purported to be exclusively licensed to, Parent or any of its Subsidiaries in whole or in part.

(gg) “Permitted Liens” means as to any Person: (i) statutory Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ and similar statutory Liens arising in the ordinary course of business of such Person consistent with past practice, (iii) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (iv) covenants, conditions, restrictions, easements, and other similar non- monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially detract from the value of or materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (v) any right of way or easement related to public roads and highways, which do not materially detract from the value of or materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (vi) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation; (vii) statutory and contractual Liens to secure obligations to landlords under real property leases; (viii) unrecorded easements, restrictions and similar agreements that do not materially detract from the value of or materially impair the occupancy or use of the affected real property for the purposes for which it is currently used in connection with such Person’s businesses and (ix) Liens securing the Company’s and its Subsidiaries’ obligations under the Company Loan Agreements.

(hh) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(ii) “Representative” of a Person means, any director, officer, employee, financial advisor, attorney, accountant or other advisor, agent or other representative of that Person and, with respect to Parent, financing sources.

(jj) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than fifty percent (50%) of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(kk) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity or any other Person with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(ll) “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value- added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever in the nature of a tax (whether imposed directly or through withholding and including taxes of any Third Person in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

(mm) “Third Person” means any Person (or “group” as defined pursuant to under Section 13(d) of the Exchange Act) other than the parties hereto and their respective Affiliates and Representatives acting on such party’s behalf or, directly or indirectly, at such party’s direction.

(nn) “Willful and Material Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, with the actual knowledge that the taking of such action or failure to take such action would constitute or cause a material breach of this Agreement.

Section 9.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. The parties hereto agree and acknowledge that for a document to be “made available” to a party hereunder with respect to the representations and warranties in Article IV and Article V means (i) with respect to the Company, that the Company or its Representatives have posted such information or documentation to the virtual data room hosted by Firmex, Inc. and maintained by the Company and (ii) with respect to Parent, Parent or its Representatives have posted such information or documentation to the virtual data room hosted on EthosData, in each case by 11:59 p.m., Eastern Time, on December 9, 2020.

Section 9.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidential Disclosure Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. In the event of any inconsistency between the statements in the body of this Agreement, the Confidential Disclosure Agreement, the Parent Disclosure Letter, and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter or Parent Disclosure Letter), the statements in the body of this Agreement will control.

Section 9.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except (i) as provided in Section 6.9 and (ii) the rights of the Debt Financing Sources set forth in Section 8.4, this Section 9.6, Section 9.7 and Section 9.8 (with respect to which each Debt Financing Source shall be a third-party beneficiary).

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware. Notwithstanding the foregoing, the parties agree that the Debt Facility Letters and the performance thereof by the Debt Financing Sources, and all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement or the Debt Facility Letters, or the transactions contemplated hereby or thereby, or the performance thereof, shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except as expressly set forth in the Debt Facility Letters.

Section 9.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, no party hereto, nor any of its Affiliates, will bring any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Facility Letters or the performance thereof, anywhere other than in (i) any New York State court sitting in the County of New York or (ii) the United States District Court for the Southern District of New York.

Section 9.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 9.10 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 8.1, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any Action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 9.11 Currency. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 9.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LITIGATION, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION AGAINST ANY DEBT FINANCING SOURCES ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGER, THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT FACILITY LETTERS OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY).

Section 9.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 9.15 Facsimile or ..pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 9.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AYTU BIOSCIENCE, INC.

By:	/s/ Josh Disbrow
Name: Josh Disbrow
Title: Chief Executive Officer

NEUTRON ACQUISITION SUB, INC.

By:	/s/ Josh Disbrow
Name: Josh Disbrow
Title: Chief Executive Officer

NEOS THERAPEUTICS, INC.

By:	/s/ Gerald McLaughlin
Name: Gerald McLaughlin
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A-1

FORM OF PARENT STOCKHOLDER VOTING AGREEMENT

EXHIBIT A-2

FORM OF COMPANY STOCKHOLDER VOTING AGREEMENT

EXHIBIT B
COMPANY DESIGNEES

Gerald McLaughlin

Beth Hecht

Parent Director to resign: Ketan Mehta

EXHIBIT C-1

DEBT FACILITY LETTER

EXHIBIT C-2

DEBT FACILITY LETTER

Annex B

December 9, 2020

Board of Directors

Aytu BioScience, Inc.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

Members of the Board:

In your capacity as members of the Board of Directors (the “Board of Directors”) of Aytu BioScience, Inc. (“Aytu”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to Aytu, of the Exchange Ratio (as defined below) pursuant to that certain Agreement and Plan of Merger (the “Agreement”), by and among Aytu, Neutron Acquisition Sub, Inc., a wholly owned subsidiary of Aytu (“Merger Sub”), and Neos Therapeutics, Inc. (“Neos”).

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, Merger Sub will be merged with and into Neos (the “Transaction”) and each outstanding share of common stock, par value $0.001 per share, of Neos (the “Neos Common Stock”), other than shares of Neos Common Stock held in Neos’s treasury or owned, directly or indirectly, by Aytu or Merger Sub, will be converted into the right to receive 0.1088 shares (the “Exchange Ratio”) of common stock, par value $0.0001 per share, of Aytu (the “Aytu Common Stock”).

Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of Aytu, Neos and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to Aytu in connection with the Transaction and will receive a fee from Aytu for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. In addition, Aytu has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has not been engaged to provide financial advisory or other services to Aytu or to Neos, and during such period Cowen has not received any fees from Aytu or Neos. Cowen and its affiliates may in the future provide commercial and investment banking services to Aytu and Neos and may receive fees for the rendering of such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

●	a draft of the Agreement dated December 9, 2020;

●	certain publicly available financial and other information for Neos and certain other relevant financial and operating data furnished to Cowen by the management of Neos and approved for Cowen’s use by the management of Aytu;

●	certain publicly available financial and other information for Aytu and certain other relevant financial and operating data furnished to Cowen by the management of Aytu and approved for Cowen’s use by the management of Aytu;

Cowen and Company, LLC

599 Lexington Avenue, 20th Floor

New York, NY 10022

T 646 562 1010

www.cowen.com

●	certain internal financial analyses, financial forecasts, reports and other information concerning Neos prepared by the management of Neos and approved for Cowen’s use by the management of Aytu (the “Neos Forecasts”);

●	certain internal financial analyses, financial forecasts, reports and other information concerning Aytu prepared by the management of Aytu (the “Aytu Forecasts” and, together with the Neos Forecasts, the “Forecasts”), and the amounts and timing of the cost savings and related expenses expected to result from the Transaction prepared by the management of Aytu (the “Expected Synergies”);

●	discussions we have had with certain members of the managements of each of Neos and Aytu concerning the historical and current business operations, financial conditions and prospects of Neos and Aytu, the Expected Synergies and such other matters we deemed relevant;

●	certain operating results of Neos and Aytu as compared to the operating results of certain publicly traded companies we deemed relevant;

●	the reported price and trading history of the shares of the Neos Common Stock and the Aytu Common Stock as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant; and

●	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Neos and Aytu, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of Aytu as to the existing products and services of Neos and Aytu and the viability of, and risks associated with, the future products and services of Neos and Aytu. In addition, we have not conducted or assumed any obligation to conduct any physical inspection of the properties or facilities of Neos or Aytu. We have further relied upon the representations of Neos and Aytu that all information provided to us by Neos and Aytu, respectively, is accurate and complete in all material respects. We have, with your consent, assumed that the Forecasts and the Expected Synergies were reasonably prepared by the respective managements of Neos and Aytu, as applicable, on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Neos and Aytu, as applicable, and that the Forecasts and the Expected Synergies provide a reasonable basis for our Opinion. We express no opinion as to the Forecasts or the Expected Synergies, or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We have assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Neos or Aytu since the dates of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Neos or Aytu, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Neos, Aytu or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreement or the Transaction, as to which we have assumed that Aytu and the Board of Directors of Aytu have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate. We have assumed, with your consent, that the Transaction will qualify as a tax-free reorganization for federal income tax purposes. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to Aytu. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. We are not expressing any opinion as to the terms of the Bridge Note (as defined in the Agreement) or as to any resulting adjustment that may be made to the Exchange Ratio pursuant to the Bridge Note Adjustment (as defined in the Agreement).

Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so. We are not expressing any opinion as to what the value of the Aytu Common Stock actually will be when issued or the prices at which the Aytu Common Stock will trade at any time, including following the announcement or consummation of the Transaction.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors of Aytu in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which Aytu is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to the Board of Directors of Aytu on whether or not to approve the Transaction or to any stockholder or any other person as to how to vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, Aytu’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Aytu. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of Aytu’s officers, directors or employees, or class of such persons, relative to Aytu’s public stockholders or otherwise, or (ii) the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of Aytu.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Aytu.

Very truly yours,

COWEN AND COMPANY, LLC

Annex C

MTS Securities, LLC

CONFIDENTIAL

December 10, 2020

Board of Directors of

Neos Therapeutics Inc. (in its capacity as such)

2940 N. Hwy 360, Ste 400

Grand Prairie, TX 75050

Members of the Board of Directors:

We understand that Neos Therapeutics Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Aytu Bioscience, Inc., a Delaware limited liability company (“Parent”), and Neutron Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), which will provide for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving entity in the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, (i) each outstanding share of common stock of the Company, par value $0.001 per share (the “Company Common Stock”), other than Excluded Shares (as defined below), shall be converted solely into the right to receive a number of shares of Parent’s common stock, par value $0.0001 per share (“Parent Common Stock”), equal to the Exchange Ratio, and (ii) each Assumed Company Option and each Company RSUs (as such terms are defined in the Merger Agreement) shall, upon conversion, be converted into a Parent Option or a Parent RSU (as such terms are defined in the Merger Agreement), as the case may be, providing for the purchase or covering the number of shares of Parent Common Stock based upon the Exchange Ratio. As used herein, (a) the “Exchange Ratio” is equal to 0.1088x; and (b) “Excluded Shares” means shares of Company Common Stock that are held in treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

The Board of Directors of the Company (in its capacity as such) has requested our opinion, as investment bankers, as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of the Company Common Stock (other than the Excluded Shares).

In the course of performing our review and analyses for rendering our opinion set forth below, we have:

i.	reviewed the financial terms of a draft copy of the Merger Agreement, dated as of December 10, 2020, which was the most recent draft made available to us (the “Draft Merger Agreement”);

Board of Directors of

Neos Therapeutics, Inc. (in its capacity as such)

December 10, 2020

ii.	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the fiscal years ended December 31, 2019 and December 31, 2018, and unaudited consolidated financial statements of the Company contained in its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2020, June 30, 2020 and March 30, 2020;

iii.	reviewed the audited consolidated financial statements of Parent contained in its Annual Reports on Form 10-K for the fiscal years ended June 30, 2020 and June 30, 2019, and unaudited consolidated financial statements of Parent contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020;

iv.	reviewed certain publicly available analyses and forecasts relating to the Company and Parent prepared by equity analysts who report on the Company and Parent;

v.	reviewed certain internal financial analyses and forecasts of the Company prepared by and provided to us by the management of the Company relating to the Company’s business (the “Company Projections”), and utilized per instruction of the Company;

vi.	reviewed certain internal financial analyses and forecasts of Parent prepared by the management of Parent and adjusted and provided by the management of the Company relating to Parent’s business (the “Parent Projections”, and together with the Company Projections, the “Projections”), and utilized per instruction of the Company;

vii.	conducted discussions with members of senior management and representatives of the Company with respect to the Company Projections and conducted discussions with members of senior management and representatives of the Company and Parent with respect to the Parent Projections;

viii.	compared the trading and valuation metrics of the Company and Parent with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Company Common Stock and Parent Common Stock, respectively, and certain publicly traded securities of such other companies, in each case, that we deemed relevant;

ix.	reviewed and analyzed the proposed financial terms of the Merger as compared to the financial terms of certain selected acquisitions and the consideration paid in such acquisitions that we deemed relevant;

x.	reviewed and analyzed, based on the Projections, the projected cash flows to be generated by the Company and Parent, as applicable, to determine the Company’s and Parent’s respective discounted cash flows; and

xi.	performed such other financial studies, analyses and investigations, and considered such other information, as we deemed appropriate for the purposes of the opinion set forth below.

Board of Directors of

Neos Therapeutics, Inc. (in its capacity as such)

December 10, 2020

In arriving at our opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of the Company and Parent, respectively, that they are not aware of any material relevant developments or matters related to the Company or Parent, respectively, or that may affect the Merger that have been omitted or that remain undisclosed to us. The opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from other advisors, and we have relied, with your consent, on such assessments made by such other advisors to the Company with respect to such matters. We have not conducted any independent verification of the Projections. Without limiting the generality of the foregoing, with respect to the Projections, we have assumed, with your consent, and based upon discussions with the management of the Company, that they have been reasonably prepared (or in the case of the Parent Projections, adjusted) by the management of the Company in good faith, and that the Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company and Parent. At management’s direction, we assumed that the Company has obtained financing sufficient for it to continue as a going concern and achieve the results reflected in the Company Projections. The Projections are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non- interventions. Accordingly, actual results could vary significantly from those set forth in the Projections. We express no view as to the Projections or the assumptions on which they are based (including the terms of the financing referred to above) and we assume no responsibility for the accuracy or completeness thereof.

In arriving at our opinion set forth below, we have not made any independent evaluations or appraisals of the assets or liabilities of the Company or Parent or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. Except for the assumed financing noted in the prior paragraph, we have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company or Parent since the date of the most recent relevant financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company, Parent or any of their respective affiliates is a party or may be subject, and, at your direction and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company, Parent or Merger Sub is a party to any material pending transaction that has not been disclosed to us, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

Board of Directors of

Neos Therapeutics, Inc. (in its capacity as such)

December 10, 2020

We have assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, and that the transactions contemplated by the Merger Agreement, including, without limitation, the Merger, will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement. We have assumed that the final form of the Merger Agreement will be in all material respects identical to the Draft Merger Agreement. We have, with your consent, further assumed that any adjustment to the Exchange Ratio pursuant to the terms of the Merger Agreement (including, without limitation, as a result of any financing pursuant to the Bridge Note) will not result in any adjustment to the Exchange Ratio that is material to our analysis. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Merger will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Parent, Merger Sub or the contemplated benefits of the Merger.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm the opinion set forth below. Our opinion set forth below addresses solely the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of Company Common Stock (other than the Excluded Shares), and does not address any other terms in the Merger Agreement, or any other agreement contemplated by the Merger Agreement or relating to the Merger or any other aspect or implication of the Merger, including, without limitation, the form or structure of the Merger, or the fairness of the Merger or the Exchange Ratio to any other securityholders or creditors or any other constituency of the Company, including holders of Company Options and Company RSUs. Our opinion set forth below does not address the Company’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares of securities of any person, including shares of the Company Common Stock or the Parent Common Stock, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of Company Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

Board of Directors of

Neos Therapeutics, Inc. (in its capacity as such)

December 10, 2020

This letter and the our opinion set forth below is provided to the Board of Directors of the Company (in its capacity as such) for its information in connection with its consideration of the Merger and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any filing the Company or Parent is required to make with the SEC in connection with the Merger if such inclusion is required by applicable law. Our opinion set forth below does not constitute a recommendation to the Board of Directors or any stakeholder or stockholder of the Company or Parent as to how to vote or take any other action in connection with the Merger, including, without limitation, whether or not any holder of Company Common Stock should enter into any voting, stockholders’ or affiliates’ agreement with respect to the Merger.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger (the “Advisory Fee”). In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering the opinion set forth below which is not contingent upon consummation of the Merger, but which is creditable against any Advisory Fee. At the election of the Company, a portion of our fee may be paid in the form of Parent Common Stock, with the number of shares determined based upon the closing price of a share of Company Common Stock on the last trading day immediately preceding the date of the consummation of the Transaction multiplied by the Exchange Ratio. We or our affiliates may also seek to provide financial, advisory and other investment banking services to the Company and Parent and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of any such services. Other than in connection with the Merger, we have not provided investment banking or financial advisory services to the Company, Parent or their respective affiliates and have not received compensation for any such services in the two years prior to the date of this opinion. In the ordinary course of business, we and our clients may transact in the equity and debt securities of each of the Company and Parent and may at any time hold a long or short position in such securities.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion, as investment bankers, that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock (other than the Excluded Shares).

Very truly yours,

MTS SECURITIES, LLC

Annex D

CERTIFICATE OF INCORPORATION

OF

AYTU BIOSCIENCE, INC.

June 3, 2015

ARTICLE I

The name of the Corporation is Aytu BioScience, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred Fifty Million (350,000,000), of which (i) Three Hundred Million (300,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Fifty Million (50,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

ARTICLE V

STOCKHOLDER ACTION

1. Action without Meeting. Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation may be effected by written consent in lieu of a meeting as long as such written consent is signed by the holders of at least the number of shares of stock in the Corporation required to approve such action at a duly held annual or special meeting of stockholders of the Corporation at which all shares of stock in the Corporation entitled to vote thereon were present and voted.

2. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

ARTICLE VI

DIRECTORS

1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2. Election of Directors. Election of Directors need not be by written ballot unless the By-laws of the Corporation (the “By-laws”) shall so provide. Directors shall be elected at each annual meeting of stockholders, and each Director elected shall hold office until such Director’s successor has been elected and qualified, subject, however, to earlier death, resignation or removal from office.

3. Number of Directors. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

4. Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5. Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office only by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of Common Stock that were present or represented at a special meeting of stockholders called for such purpose. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

6. Classification of Directors. Upon resolution duly adopted by the Board of Directors at any time from and after the filing of this Certificate of Incorporation, and subject to the rights of holders of any series of Undesignated Preferred Stock, the Directors of the Corporation shall be classified, with respect to the term for which they severally hold office, into three classes, hereby designated as Class I, Class II and Class III. The initial assignment of members of the Board of Directors to each such class shall be made by the Board of Directors. The initial Class I Directors shall serve for a term expiring at the next annual meeting of stockholders held after adoption of such resolution, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in the year after the year in which such resolution is adopted, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in the year that is two years after the year in which such resolution is adopted. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

ARTICLE VII

LIMITATION OF LIABILITY

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.

ARTICLE VIII

AMENDMENT OF BY-LAWS

1. Amendment by Directors. Except as otherwise provided by law, the By-laws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2. Amendment by Stockholders. The By-laws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of at least 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, and in addition to any other vote of holders of capital stock that is required by this Certificate or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however, that the affirmative vote of not less than 66 2⁄3% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than 66 2⁄3% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII or this Article IX.

ARTICLE X

INCORPORATOR

The name and mailing address of the incorporator are as follows:

Joshua R. Disbrow

c/o Aytu BioScience, Inc.

373 Inverness Parkway, Suite 200

Englewood, Colorado 80112

This Certificate of Incorporation shall be effective as of 12:01 a.m. on June 8, 2015.

[End of Text]

THIS CERTIFICATE OF INCORPORATION is executed as of the date first above written.

By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow

[Signature Page to Certificate of Incorporation]

Annex E

AMENDED AND RESTATED

BY-LAWS

OF

AYTU BIOSCIENCE, INC.

(the “Corporation”)

ARTICLE I

Stockholders

SECTION 1. Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these By-laws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States which is fixed by the Board of Directors, which time, date and place may subsequently be changed at any time by vote of the Board of Directors. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these By-laws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these By-laws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this By-law as to such nomination or business. Compliance with the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2) and (3) of this By-law to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this By-law, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2) For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this By-law, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this By-law and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this By-law. To be timely, a stockholder’s written notice shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Such stockholder’s Timely Notice shall set forth:

(A) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of each Proposing Person (as defined below);

(C) (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation;

(D) (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E) a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder (such statement, the “Solicitation Statement”).

For purposes of this Article I of these By-laws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2 of Article I of these By-laws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3) A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this By-law shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

(4) Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this By-law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this By-law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) General.

(1) Only such persons who are nominated in accordance with the provisions of this By-law shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this By-law or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this By-law. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this By-law, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this By-law. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this By-law, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2) Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

(3) Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of stockholders.

(4) For purposes of this By-law, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5) Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law. Nothing in this By-law shall be deemed to affect any rights of (i) stockholders to have proposals included in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor rule), as applicable, under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an Annual Meeting or (ii) the holders of any series of Undesignated Preferred Stock to elect directors under specified circumstances.

SECTION 3. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these By-laws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these By-laws and the provisions of Article I, Section 2 of these By-laws shall govern such special meeting.

SECTION 4. Notice of Meetings; Adjournments.

(a) A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (“DGCL”).

(b) Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

(c) Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

(d) The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I of these By-laws or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I of these By-laws.

(e) When any meeting is convened, the presiding officer may adjourn the meeting if (i) no quorum is present for the transaction of business, (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders, or (iii) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these By-laws, is entitled to such notice.

SECTION 5. Quorum. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6. Voting and Proxies. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

SECTION 7. Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these By-laws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8. Stockholder Lists. The Secretary or an Assistant Secretary (or the Corporation’s transfer agent or other person authorized by these By-laws or by law) shall prepare and make, at least ten (10) days before every Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

SECTION 9. Presiding Officer. The Board of Directors shall designate a representative to preside over all Annual Meetings or special meetings of stockholders, provide that if the Board of Directors does not so designate such a presiding officer, then the Chairman of the Board, if one is elected, shall preside over such meetings. If the Board of Directors does not so designate such a presiding officer and there is no Chairman of the Board or the Chairman of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected, shall preside over such meetings, provided further that if there is no Chief Executive Officer or the Chief Executive Officer is unable to so preside or is absent, then the President shall preside over such meetings. The presiding officer at any Annual Meeting or special meeting of stockholders shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 4 and 5 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.

SECTION 10. Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

SECTION 11. Action Without Meeting.

(a) Unless otherwise provided in the Certificate, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(a) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE II

Directors

SECTION 1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

SECTION 2. Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors shall hold office in the manner provided in the Certificate.

SECTION 3. Qualification. No director need be a stockholder of the Corporation.

SECTION 4. Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5. Removal. Directors may be removed from office only in the manner provided in the Certificate.

SECTION 6. Resignation. A director may resign at any time by giving written notice to the Chairman of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7. Regular Meetings. The regular annual meeting of the Board of Directors shall be held, without notice other than this Section 7, on the same date and at the same place as the Annual Meeting following the close of such meeting of stockholders. Other regular meetings of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.

SECTION 8. Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place thereof.

SECTION 9. Notice of Meetings. Notice of the hour, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairman of the Board, if one is elected, or the President or such other officer designated by the Chairman of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting. Such notice shall be deemed to be delivered when hand-delivered to such address, read to such director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communications. A written waiver of notice signed before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these By-laws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10. Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this section, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11. Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these By-laws.

SECTION 12. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13. Manner of Participation. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these By-laws.

SECTION 14. Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairman of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairman of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15. Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers except those which by law, by the Certificate or by these By-laws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these By-laws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors.

SECTION 16. Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees and who receive compensation for their services as such, shall not receive any salary or other compensation for their services as directors of the Corporation.

ARTICLE III

Officers

SECTION 1. Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairman of the Board of Directors, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

SECTION 2. Election. At the regular annual meeting of the Board of Directors following the Annual Meeting, the Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

SECTION 3. Qualification. No officer need be a stockholder or a director. Any person may occupy more than one office of the Corporation at any time.

SECTION 4. Tenure. Except as otherwise provided by the Certificate or by these By-laws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECTION 5. Resignation. Any officer may resign by delivering his or her written resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 6. Removal. Except as otherwise provided by law, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office.

SECTION 7. Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 8. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 9. President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10. Chairman of the Board. The Chairman of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 11. Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 12. Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13. Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 14. Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 15. Other Powers and Duties. Subject to these By-laws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

ARTICLE IV

Capital Stock

SECTION 1. Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairman of the Board, the President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

SECTION 2. Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3. Record Holders. Except as may otherwise be required by law, by the Certificate or by these By-laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

SECTION 4. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5. Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Indemnification

SECTION 1. Definitions. For purposes of this Article:

(a) “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b) “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c) “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d) “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f) “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g) “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h) “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i) “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2. Indemnification of Directors and Officers.

(a) Subject to the operation of Section 4 of this Article V of these By-laws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3) Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4) Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these By-laws in accordance with the provisions set forth herein.

SECTION 3. Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V of these By-laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

SECTION 4. Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

SECTION 5. Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these By-laws.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7. Contractual Nature of Rights.

(a) The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 8. Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10. Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

ARTICLE VI

Miscellaneous Provisions

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2. Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3. Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairman of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or the executive committee of the Board may authorize.

SECTION 4. Voting of Securities. Unless the Board of Directors otherwise provides, the Chairman of the Board, if one is elected, the President or the Treasurer may waive notice of and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5. Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6. Corporate Records. The original or attested copies of the Certificate, By-laws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7. Certificate. All references in these By-laws to the Certificate shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 8. Exclusive Jurisdiction of Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the

Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or By-laws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.

SECTION 9. Amendment of By-laws.

(a) Amendment by Directors. Except as provided otherwise by law, these By-laws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b) Amendment by Stockholders. These By-laws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose in accordance with these By-Laws, by the affirmative vote of at least seventy-five percent (75%) of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval shall not be required unless mandated by the Certificate, these By-laws, or other applicable law.

SECTION 10. Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

SECTION 11. Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted June 8, 2015 and effective as of June 8, 2015.

Annex F

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
of AYTU BIOSCIENCE, INC.

Aytu BioScience, Inc. a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1. This Certificate of Amendment amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 3, 2015.

2. Article 1 of the Certificate of Incorporation of the Corporation is amended to read as follows:

1. Name. The name of the corporation is Aytu Biopharma, Inc.

3. The amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has signed this certificate this _____ day of               , 2021.

AYTU BIOSCIENCE, INC.

By:
Joshua R. Disbrow, Chief Executive Officer

F-1

Annex G

CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEOS THERAPEUTICS, INC.

Neos Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) hereby amends the Corporation’s Fourth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) as set forth herein.

2. The following paragraph is hereby added to the end of ARTICLE IV of the Certificate of Incorporation:

“That, at [●], Eastern time, on the date of filing of this Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each [●] ([●])1 (the “Conversion Number”) shares of the common stock (including treasury shares) issued and outstanding as of immediately prior to the Effective Time shall be combined into one validly issued, fully paid and non-assessable share of common stock, automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the common stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of common stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of common stock otherwise issuable to such holder), the Corporation shall, upon surrender of such holder’s certificate(s) representing such fractional shares of common stock, pay cash in an amount equal to such fractional shares of common stock multiplied by the then fair value of the common stock as determined by the Board of Directors.”

3. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

1 Shall be a number greater than two (2) and up to twenty (20), with such number to be determined in the discretion of Neos’ board of directors and to be effected at such time and date as determined by Neos’ board of directors in its sole discretion.

G-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this day of           , 2021.

NEOS THERAPEUTICS, INC.

By:
Name:
Title:

G-2

Annex H

Neos’ Historical Financial Statements

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(unaudited)

	September 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$12,744	$16,830
Short-term investments	—	8,064
Accounts receivable, net of allowances for chargebacks and cash discounts of $1,899 and $4,848 at September 30, 2020 and December 31, 2019, respectively	20,386	26,563
Inventories, net	8,436	11,010
Prepaid expenses and other current assets	2,443	4,092
Total current assets	44,009	66,559

Property and equipment, net	5,824	7,345
Operating lease right-of-use assets	2,655	3,044
Intangible assets, net	11,074	12,543
Other assets	1,022	1,382
Total assets	$64,584	$90,873

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$8,443	$6,650
Accrued expenses	31,233	40,188
Current portion of operating lease liabilities	693	681
Short-term line of credit	7,320	—
Current portion of long-term debt	19,472	15,836
Total current liabilities	67,161	63,355

Long-Term Liabilities:
Long-term debt, net of current portion	13,720	29,099
Operating lease liabilities	2,741	3,254
Derivative liability	1,456	1,135
Other long-term liabilities	58	160
Total long-term liabilities	17,975	33,648

Stockholders’ Deficit:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding at September 30, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized at September 30, 2020 and December 31, 2019; 49,788,895 and 49,755,094 shares issued and outstanding, respectively, at September 30, 2020; 49,766,472 and 49,732,671 shares issued and outstanding, respectively, at December 31, 2019	50	50
Treasury stock, at cost, 33,801 shares at September 30, 2020 and December 31, 2019	(352)	(352)
Additional paid-in capital	332,004	328,056
Accumulated deficit	(352,254)	(333,885)
Accumulated other comprehensive income	—	1
Total stockholders’ deficit	(20,552)	(6,130)
Total liabilities and stockholders’ deficit	$64,584	$90,873

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues:
Net product sales	$12,535	$17,540	$40,161	$47,817

Cost of goods sold	5,120	6,447	17,387	17,942
Gross profit	7,415	11,093	22,774	29,875

Research and development expenses	1,310	1,551	4,668	6,757
Selling and marketing expenses	4,844	7,125	17,650	21,463
General and administrative expenses	4,177	2,850	12,135	10,355
Loss from operations	(2,916)	(433)	(11,679)	(8,700)

Interest expense	(2,005)	(1,869)	(6,131)	(5,971)
Other income (expense), net	12	251	(557)	1,257
Loss before income taxes	(4,909)	(2,051)	(18,367)	(13,414)
Income tax expense	2	—	2	—
Net loss	$(4,911)	$(2,051)	$(18,369)	$(13,414)

Weighted average common shares outstanding used to compute net loss per share, basic and diluted	49,755,094	49,730,755	49,747,076	49,720,780

Net loss per share of common stock, basic and diluted	$(0.10)	$(0.04)	$(0.37)	$(0.27)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net loss	$(4,911)	$(2,051)	$(18,369)	$(13,414)
Other comprehensive loss:
Net unrealized loss on short-term investments	—	(1)	(1)	—

Total other comprehensive loss	$—	$(1)	$(1)	$—

Comprehensive loss	$(4,911)	$(2,052)	$(18,370)	$(13,414)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except shares)

(unaudited)

	Three Months Ended September 30,
	2020		2019
	Shares	Amount	Shares	Amount
Preferred Stock
Balance as of the beginning of the period	—	$—	—	$—
Balance as of the end of the period	—	—	—	—
Common Stock
Balance as of the beginning of the period	49,788,895	50	49,764,076	50
Shares issued for exercise of stock options	—	—	833	—
Balance as of the end of the period	49,788,895	50	49,764,909	50
Treasury Stock
Balance as of the beginning of the period	(33,801)	(352)	(33,801)	(352)
Balance as of the end of the period	(33,801)	(352)	(33,801)	(352)
Additional Paid-In Capital
Balance as of the beginning of the period		331,472		327,035
Share-based compensation expense		532		636
Balance as of the end of the period		332,004		327,671
Retained Earnings
Balance as of the beginning of the period		(347,343)		(328,346)
Net loss		(4,911)		(2,051)
Balance as of the end of the period		(352,254)		(330,397)
Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the period		—		1
Net unrealized loss on investments		—		(1)
Balance as of the end of the period		—		—
Total stockholders’ deficit		$(20,552)		$(3,028)

	Nine Months Ended September 30,
	2020		2019
	Shares	Amount	Shares	Amount
Preferred Stock
Balance as of the beginning of the period	—	$—	—	$—
Balance as of the end of the period	—	—	—	—
Common Stock
Balance as of the beginning of the period	49,766,472	50	49,710,104	50
Issuance of common stock upon RSU conversion	17,841	—	18,765	—
Shares issued for exercise of stock options	4,582	—	36,040	—
Balance as of the end of the period	49,788,895	50	49,764,909	50
Treasury Stock
Balance as of the beginning of the period	(33,801)	(352)	(33,801)	(352)
Balance as of the end of the period	(33,801)	(352)	(33,801)	(352)
Additional Paid-In Capital
Balance as of the beginning of the period		328,056		325,130
Recognition of fair value conversion feature on convertible notes		1,703		—
Shares issued for exercise of stock options		2		11
Payroll tax withheld for RSU releases		(2)		(2)
Share-based compensation expense		2,245		2,532
Balance as of the end of the period		332,004		327,671
Retained Earnings
Balance as of the beginning of the period		(333,885)		(316,983)
Net loss		(18,369)		(13,414)
Balance as of the end of the period		(352,254)		(330,397)
Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the period		1		—
Net unrealized loss on investments		(1)		—
Balance as of the end of the period		—		—
Total stockholders’ deficit		$(20,552)		$(3,028)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Nine Months Ended September 30,
	2020	2019
Cash Flows From Operating Activities:
Net loss	$(18,369)	$(13,414)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	2,245	2,532
Depreciation and amortization of property and equipment	1,439	1,551
Amortization of patents and other intangible assets	1,503	1,486
Changes in fair value of earnout, derivative and warrant liabilities	321	(778)
Amortization of senior debt issuance costs and discounts	1,794	1,017
Amortization of short-term investment purchase discounts	(32)	(68)
Loss (gain) on sale of equipment	323	(6)
Other adjustments	(102)	—
Changes in operating assets and liabilities:
Accounts receivable	6,177	(1,076)
Inventories	2,574	(1,309)
Other assets	1,648	2,276
Accounts payable	1,900	(6,182)
Accrued expenses	(8,953)	2,030
Operating lease liabilities	(112)	(78)
Net cash used in operating activities	(7,644)	(12,019)

Cash Flows From Investing Activities:
Purchases of short-term investments	(2,992)	(9,182)
Sales and maturities of short-term investments	11,087	7,258
Proceeds from sale of equipment	—	2
Capital expenditures	(241)	(748)
Intangible asset expenditures	(34)	(57)
Net cash provided by (used in) investing activities	7,820	(2,727)

Cash Flows From Financing Activities:
Proceeds from the issuance of common stock, net of issuance costs	2	11
Payments made on borrowings	(11,437)	(8,301)
Proceeds from short-term line of credit	87,190	—
Payments made on short-term line of credit	(79,870)	—
Proceeds from paycheck protection program loan	3,583	—
Payment of paycheck protection program loan	(3,583)	—
Payments of deferred financing costs	(145)	(156)
Payment of payroll taxes withheld for releases of restricted stock units	(2)	(2)
Net cash used in financing activities	(4,262)	(8,448)

Decrease in cash and cash equivalents	(4,086)	(23,194)

Cash and Cash Equivalents:
Beginning	16,830	46,478
Ending	$12,744	$23,284

Supplemental Disclosure of Noncash Transactions:
Fair value conversion feature incurred on convertible notes	$1,703	$—
Exit Fee liability incurred in connection with Fifth Amendment to Facility	$250	$—
Deferred debt financing costs included in accounts payable	$10	$—
Acquired equipment under finance lease	$—	$406
Finance lease liability from purchase of equipment	$—	$406
Supplemental Cash Flow Information:
Interest paid	$4,097	$5,051

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and nature of operations

Neos Therapeutics, Inc., a Delaware corporation, and its subsidiaries (the “Company”) is a fully integrated pharmaceutical company. The Company has developed a broad, proprietary modified-release drug delivery technology that enables the manufacture of single and multiple ingredient extended-release (“XR”) pharmaceuticals in patient- and caregiver-friendly orally disintegrating tablet (“ODT”) and oral suspension dosage forms. The Company has a pipeline of extended-release pharmaceuticals including three products approved by the U.S. Food and Drug Administration (the “FDA”) for the treatment of attention deficit hyperactivity disorder (“ADHD”). Adzenys XR-ODT was approved by the FDA in January 2016 and launched commercially in May 2016. The Company received approval from the FDA for Cotempla XR-ODT, its methylphenidate XR-ODT for the treatment of ADHD in patients 6 to 17 years old, in June 2017, and commercially launched in September 2017. Also, the Company received approval from the FDA for Adzenys ER oral suspension (“Adzenys ER”) in September 2017 and commercially launched this product in February 2018. In addition, the Company manufactures and markets a generic Tussionex (hydrocodone and chlorpheniramine) (“generic Tussionex”), extended-release oral suspension for the treatment of cough and upper respiratory symptoms of a cold. In addition to its marketed products, the Company is developing NT0502, its product candidate for the treatment of sialorrhea.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company incurred a net loss of approximately $18.4 million during the nine months ended September 30, 2020 and $16.9 million and $51.7 million during the years ended December 31, 2019 and 2018, respectively. The Company had an accumulated deficit of approximately $352.3 million as of September 30, 2020. Cash used in operating activities was approximately $7.6 million and $12.0 million for the nine months ended September 30, 2020 and 2019, respectively. The ability of the Company to continue as a going concern is dependent upon achieving a profitable level of operations and the ability of the Company to obtain necessary financing to fund ongoing operations and service its debt obligations, or otherwise to reduce its expenses or to renegotiate its debt facilities. The aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance of these financial statements.

Management plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern are primarily focused on raising additional capital in order to meet its obligations and execute its business plan or otherwise reduce its expenses or renegotiate its debt facilities. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, or other means; however, the Company cannot provide any assurance that it will be able to raise additional capital or obtain new financing on commercially acceptable terms. If the Company is unable to secure additional capital, it may be required to curtail its operations or delay the execution of its business plan. Alternatively, any efforts by the Company to reduce its expenses may adversely impact its ability to sustain revenue-generating activities or otherwise operate its business, and there can be no assurance that the Company will be able to renegotiate its debt facilities on commercially reasonable terms or at all. As a result, there can be no assurance the Company will be successful in implementing its plans to alleviate this substantial doubt about its ability to continue as a going concern.

The ongoing global COVID-19 pandemic has resulted in significant governmental measures being implemented to control the spread of the virus and, while the Company cannot predict their scope and severity, these developments and measures have adversely affected its business, results of operations and financial condition and will likely continue to do so. The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business and is taking steps to minimize its impact on its business. However, the full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including sales, expenses, manufacturing, clinical trials, research and development costs and employee-related amounts, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 pandemic or the effectiveness of actions taken to contain the pandemic or treat its impact, among others. Furthermore, if the Company or any of the third parties with whom it engages, were to experience additional or prolonged shutdowns or other business disruptions, the Company’s ability to conduct its business in the manner and on the timelines presently planned could be materially or negatively affected, which could have a material adverse impact on its business, results of operation and financial condition.

Note 2. Summary of significant accounting policies

Basis of presentation: The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), for interim information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flows. In the opinion of management, all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results of operations for and financial condition as of the end of the interim period have been included. Results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of the results for the year ending December 31, 2020 or any period thereafter. The audited consolidated financial statements as of and for the year ended December 31, 2019 included information and footnotes necessary for such presentation and were included in the Neos Therapeutics, Inc. Annual Report on Form 10-K filed with the SEC on March 13, 2020. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019.

Principles of consolidation: At September 30, 2020 and December 31, 2019 and for the three and nine months ended September 30, 2020 and 2019, the consolidated financial statements include the accounts of the Company and its four wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Liquidity: During 2019 and the three and nine months ended September 30, 2020, the Company incurred operating losses and used cash to fund operations. Management intends to achieve profitability through revenue growth from its currently marketed pharmaceutical products. The Company does not anticipate it will be profitable until such time as revenues from Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER increase substantially over current levels. On October 2, 2019, the Company entered into a senior secured credit agreement with Encina Business Credit, LLC (“Encina”) as agent for the lenders (the “Loan Agreement”), in which Encina will extend up to $25.0 million in secured Revolving Loans to the Company, of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivables. Accordingly, management has performed the review required for going concern accounting and does not believe the Company presently has sufficient liquidity to continue to operate for the next twelve months after the filing of this Quarterly Report on Form 10-Q.

Cash equivalents: The Company invests its available cash balances in bank deposits and money market funds. The Company considers highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company’s primary objectives for investment of available cash are the preservation of capital and the maintenance of liquidity.

Short-term investments: Short-term investments, if any, consist of debt securities that have original maturities greater than three months but less than or equal to one year and are classified as available-for-sale securities. Such securities are carried at estimated fair value, with any unrealized holding gains or losses reported, net of material tax effects, as accumulated other comprehensive income or loss, which is a separate component of stockholders’ deficit. Realized gains and losses, and declines in value judged to be other-than-temporary, if any, are included in other income in the consolidated results of operations. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in fair value charged to earnings in that period, and a new cost basis for the security is established. Dividend and interest income are recognized in other income when earned. The cost of securities sold is calculated using the specific identification method. The Company places all investments with government agencies or corporate institutions whose debt is rated as investment grade. The Company classifies all available-for-sale marketable securities with maturities greater than one year from the balance sheet date, if any, as non-current assets.

Inventories: Inventories are measured at the lower of cost (first in, first out) or net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. Cost elements include material, labor and manufacturing overhead. Inventories consist of raw materials, work in process and finished goods.

Until objective and persuasive evidence exists that regulatory approval has been received and future economic benefit is probable, pre-launch inventories are expensed into research and development. Manufacturing costs for the production of Adzenys XR-ODT incurred after the January 27, 2016 FDA approval date, for the production of Cotempla XR-ODT incurred after June 30, 2017, following the FDA approval date of June 19, 2017, and for the production of Adzenys ER incurred after September 30, 2017, following the FDA approval date of September 15, 2017, are being capitalized into inventory.

Leases: At the inception of an arrangement, the Company determines if an arrangement is, or contains, a lease based on the unique facts and circumstances present in such arrangement. Lease classification, recognition, and measurement are then determined at the lease commencement date. For arrangements that contain a lease, the Company will (i) identify lease and non-lease components, (ii) determine the consideration in the contract, (iii) determine whether the lease is an operating or financing lease, and (iv) recognize lease right-of-use (“ROU”) assets and liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses the implicit interest rate when readily determinable and uses the Company’s incremental borrowing rate when the implicit rate is not readily determinable based upon the information available at the lease commencement date in determining the present value of the lease payments.

Fixed lease payments are recognized over the expected term of the lease using the effective interest method. Variable lease expenses that are not considered fixed, or in substance fixed, are expensed as incurred. Fixed and variable lease expense on operating leases are recognized within cost of goods sold and operating expenses in the Company’s consolidated statements of operations. ROU asset amortization and interest costs on financing leases are recorded within cost of goods sold and interest expense, respectively, in the Company’s consolidated statements of operations. The Company has elected the short-term lease exemption and recognizes a short-term lease expense over lease terms of 12 months or less.

Operating leases are included in operating lease ROU assets, current portion of operating lease liabilities and operating lease liabilities in the Company’s consolidated balance sheets. Financing leases are included in property and equipment, net, current portion of long-term debt and long-term debt, net of current portion in the Company’s condensed consolidated balance sheets.

Debt issuance costs and discounts: Debt issuance costs reflect fees paid to lenders, as compensation for services beyond their role as a creditor, and third parties whose costs are directly related to issuing debt and that otherwise would not be incurred. Amounts paid to the lender as a reduction in the proceeds received are considered a component of the discount on the issuance and not an issuance cost. Debt issuance costs and discounts related to term loans are reported as a direct deduction from the outstanding debt and amortized over the term of the debt using the effective interest method as additional interest expense. Debt issuance costs related to a line of credit facility are accounted for in accordance with ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, in which the Company elects to defer and present debt issuance costs as an asset and are recorded at cost and subsequently amortized over the term of the line of credit as additional interest expense. The unamortized debt issuance costs related to a line of credit facility is included in other assets in the condensed consolidated balance sheets.

Derivative liabilities: The Company evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability and the change in fair value is recorded in other (expense) income, net in the consolidated results of operations. In circumstances where there are multiple embedded instruments that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. The company records the corresponding credit to additional paid in capital in the consolidated statements of stockholders’ (deficit) equity. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption and are classified in interest expense in the consolidated results of operations.

Intangible assets: Intangible assets subject to amortization, which principally include proprietary modified-release drug delivery technology, the costs to acquire the rights to Tussionex Abbreviated New Drug Application and patents, are recorded at cost and amortized over the estimated lives of the assets, which primarily range from 10 to 20 years. The Company estimates that the patents it has filed for its technology and marketed products have a future beneficial value. Therefore, costs associated with past filings for its patents are capitalized. Once the patent is approved and commercial revenue realized, the costs associated with the patent are amortized over the useful life of the patent. If the patent is not approved, the costs will be expensed. For new product candidates, patent applications and related expenses are expensed as incurred.

Revenue recognition: Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company makes estimates of the net sales price, including estimates of variable consideration (e.g., savings offers, prompt payment discounts, product returns, wholesaler fees, wholesaler chargebacks and estimated rebates) to be incurred on the selling price of the respective product sales, and recognizes the estimated amount as revenue when it transfers control of the product to its customers (e.g., upon delivery). Variable consideration is determined using either an expected value or a most likely amount method. The estimate of variable consideration is also subject to a constraint such that some or all of the estimated amount of variable consideration will only be included in the transaction price to the extent that it is probable that a significant reversal of revenue (in the context of the contract) will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimating variable consideration and the related constraint requires the use of significant management judgment and other market data. The Company provides for prompt payment discounts, wholesaler fees and wholesaler chargebacks based on customer contractual stipulations. The Company analyzes recent product return history and other market data obtained from its third party logistics providers (“3PLs”) to determine a reliable return rate. Additionally, management analyzes historical savings offers and rebate payments based on patient prescriptions dispensed for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER and information obtained from third party providers to determine these respective variable considerations.

The Company sells its generic Tussionex, Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to a limited number of pharmaceutical wholesalers, all subject to rights of return. Pharmaceutical wholesalers buy drug products directly from manufacturers. Title to the product passes upon delivery to the wholesalers, when the risks and rewards of ownership are assumed by the wholesaler (freight on board destination). These wholesalers then resell the product to retail customers such as food, drug and mass merchandisers.

The Company views its operations and manages its business in one operating segment, which is the development, manufacturing and commercialization of pharmaceuticals.

Contract Balances

Contract assets primarily relate to our right to consideration in exchange for products transferred to a customer in which our right to consideration is dependent upon the customer selling these products. As of September 30, 2020 and December 31, 2019, contract assets of $10,000 and $27,000, respectively, were included in other current assets in the consolidated balance sheets. As of September 30, 2020, contract liabilities of $49,000 was included in accrued expenses in the consolidated balance sheets. As of December 31, 2019, the Company had no contract liability.

Disaggregation of revenue

The following table disaggregates the Company’s net product sales by product:

	Three Months Ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Adzenys XR-ODT	$6,177	$8,794	$16,547	$22,692
Cotempla XR-ODT	5,596	7,227	19,134	19,513
Adzenys ER	102	232	337	563
Generic Tussionex	660	1,287	4,143	5,049
	$12,535	$17,540	$40,161	$47,817

Net product sales

Net product sales represent total gross product sales less gross to net sales adjustments. Gross to net sales adjustments for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER include savings offers, prompt payment discounts, wholesaler fees, estimated wholesaler chargebacks and estimated rebates to be incurred on the selling price of the respective product sales and estimated allowances for product returns.

Gross to net sales adjustments for generic Tussionex include prompt payment discounts, estimated allowances for product returns, wholesaler fees, estimated government rebates and estimated chargebacks to be incurred on the selling price of generic Tussionex related to the respective product sales.

The Company recognizes total gross product sales less gross to net sales adjustments as revenue based on shipments from 3PLs to the Company’s wholesaler customers.

Due to estimates and assumptions inherent in determining the amount of returns, rebates and chargebacks, the actual amount of returns, claims for rebates and chargebacks may be different from the estimates, at which time reserves would be adjusted accordingly.

Savings offers for branded products

The Company offers savings programs for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to patients covered under commercial payor plans in which the cost of a prescription to such patients is discounted. The amount of redeemed savings offers is recorded based on information from third-party providers against the estimated discount recorded as accrued expenses. The estimated discount is recorded as a gross to net sales adjustments at the time revenue is recognized.

Prompt payment discounts

Prompt payment discounts are based on standard programs with wholesalers and are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized.

Wholesale distribution fees

Wholesale distribution fees are based on definitive contractual agreements for the management of the Company’s products by wholesalers and are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized.

Rebates

The Company’s branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER are subject to commercial managed care and government managed Medicare and Medicaid programs whereby discounts and rebates are provided to participating managed care organizations and federal and/or state governments. Calculations related to rebate accruals of branded products are estimated based on information from third-party providers.

The Company’s generic Tussionex product is subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. Generic Tussionex government rebates are estimated based upon rebate payment data available from sales of the Company’s generic Tussionex product over the past three years.

Estimated rebates are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized. Historical trends of estimated rebates will be regularly monitored, which may result in adjustments to such estimates in the future.

Product returns

Wholesalers’ contractual return rights are limited to defective product, product that was shipped in error, product ordered by customer in error, product returned due to overstock, product returned due to dating or product returned due to recall or other changes in regulatory guidelines. The return policy for expired product allows the wholesaler to return such product starting six months prior to expiry date to twelve months post expiry date. Estimated returns are recorded as accrued expenses and as a gross to net sales adjustments at the time revenue is recognized.

The Company analyzed recent branded product return data to determine a reliable return rate for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER. Generic Tussionex product returns were estimated based upon return data available from sales of the Company’s generic Tussionex product over the past three years.

Wholesaler chargebacks

The Company’s products are subject to certain programs with wholesalers whereby pricing on products is discounted below wholesaler list price to participating entities. These entities purchase products through wholesalers at the discounted price, and the wholesalers charge the difference between their acquisition cost and the discounted price back to the Company. Estimated chargebacks are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized based on information provided by third parties.

Research and development costs: Research and development costs are charged to operations when incurred and include salaries and benefits, facilities costs, overhead costs, raw materials, laboratory and clinical supplies, clinical trial costs, contract services, fees paid to regulatory authorities for review and approval of the Company’s product candidates, milestone payments earned in the performance of research and development for licensed products and other related costs.

Share-based compensation: Share-based compensation awards, including grants of stock options, restricted stock, restricted stock units (“RSUs”) and modifications to existing stock options, are recognized in the statement of operations based on their fair values. Compensation expense related to stock-based awards is recognized on a straight-line basis, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. The fair value of the Company’s stock-based awards to employees and directors is estimated using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends.

For performance-based stock awards, compensation expense is recognized on a straight-line basis, based on the grant date fair value, over the performance period or through the vesting date, whichever is longer. Management monitors the probability of achievement of the performance conditions and adjusts stock-based compensation expense, if necessary.

Since the Company’s initial public offering (“IPO”) in July 2015, the Company’s board of directors has determined the fair value of each share of underlying common stock based on the closing price of the Company’s common stock as reported by the NASDAQ Global Market on the date of grant.

Under ASU No. 2017-09 guidance for accounting for share-based payments, the Company has elected to continue estimating forfeitures at the time of grant and, if necessary, revise the estimate in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the actual expense recognized over the vesting period will only be for those options that vest.

Paragraph IV litigation costs: Legal costs incurred by the Company in the enforcement of the Company’s intellectual property rights, are charged to expense as incurred.

Income taxes: Income taxes are accounted for using the liability method, under which deferred taxes are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

Management evaluates the Company’s tax positions in accordance with guidance on accounting for uncertainty in income taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the position will be sustained upon examination. As of September 30, 2020 and December 31, 2019, the Company has unrecognized tax benefits associated with uncertain tax positions in the consolidated financial statements. These uncertain tax positions were netted against net operating losses (NOLs) with no separate reserve for uncertain tax positions required.

Deferred tax assets should be reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. In evaluating the objective evidence that historical results provide, the Company considered that three years of cumulative operating losses was significant negative evidence outweighing projections for future taxable income. Therefore, at September 30, 2020 and December 31, 2019, the Company determined that it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to zero. The Company may not ever be able to realize the benefit of some or all of the federal and state loss carryforwards, either due to ongoing operating losses or due to ownership changes, which limit the usefulness of the loss carryforwards.

Recent accounting pronouncements: In June 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40)— Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features that are not required to be accounted for as derivatives. The amendments in this update are effective for public entities that are smaller reporting companies, as defined by the SEC, for the fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted through a modified retrospective or full retrospective method. The Company is currently evaluating the impact of the adoption of the standard on the consolidated financial statements.

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform if contract modifications are made on or before December 31, 2022. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the adoption of ASU 2020-04 and does not expect it to have a material impact to the consolidated financial statements.

In August 2018, the FASB issued Accounting Standards Update No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The standard is effective for public entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for the removed disclosures and delayed adoption permitted for the new disclosures. The Company adopted ASU 2018-13 as of January 1, 2020 with no impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a write-down. The standard is effective for public entities that are smaller reporting companies, as defined by the SEC, for the fiscal years beginning after December 15, 2022, with early adoption permitted through a modified retrospective approach. The Company has evaluated the impact of adopting ASU 2016-13 and determined that the adoption will be immaterial to the consolidated financial statements. The Company will adopt ASU 2016-13 on January 1, 2023, unless the Company’s filing status as a small reporting company changes, in which case adoption will be immediate.

From time to time, additional new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Note 3. Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. Potentially dilutive securities, which include warrants, outstanding stock options under the stock option plans and shares issuable in future periods, such as RSU awards, have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position. Restricted stock is considered legally issued and outstanding on the grant date, while RSUs are not considered legally issued and outstanding until the RSUs vest. Once the RSUs vest, equivalent common shares will be issued or issuable to the grantee and therefore the RSUs are not considered for inclusion in total common shares issued and outstanding until vested. Pursuant to the terms of the agreement, the warrants to purchase common stock, originally issued as Series C Redeemable Convertible Preferred Stock Warrants, expired on July 22, 2020 and are no longer a potentially dilutive security.

The following potentially dilutive securities outstanding as of September 30, 2020 and 2019 were excluded from consideration in the computation of diluted net loss per share of common stock for the three and nine months ended September 30, 2020 and 2019, respectively, because including them would have been anti-dilutive:

	September 30,
	2020	2019
Series C Redeemable Convertible Preferred Stock Warrants (as converted)	—	70,833
Stock options outstanding	5,501,539	4,547,797
RSUs outstanding	1,066,547	55,626

Note 4. Fair value of financial instruments

The Company records financial assets and liabilities at fair value. The carrying amounts of certain financial assets and liabilities including cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximated their fair value due to their short-term maturities. The remaining financial instruments were reported on the Company’s condensed consolidated balance sheets at amounts that approximate current fair values based on market based assumptions and inputs.

As a basis for categorizing inputs, the Company uses a three tier fair value hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions as follows:

Level 1:	Unadjusted quoted prices for identical assets in an active market.

Level 2:	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full-term of the asset.

Level 3:	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset.

The following table presents the hierarchy for the Company’s financial instruments measured at fair value on a recurring basis for the indicated dates:

	Fair Value as of September 30, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents	$12,744	$—	$—	$12,744
Total financial assets	$12,744	$—	$—	$12,744

Earnout liability	$—	$—	$30	$30
Derivative liability (see Note 7)	—	—	1,456	1,456
Total financial liabilities	$—	$—	$1,486	$1,486

	Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents	$12,338	$4,492	$—	$16,830
Short-term investments	1,261	6,803	—	8,064
Total financial assets	$13,599	$11,295	$—	$24,894

Earnout liability	$—	$—	$30	$30
Derivative liability (see Note 7)	—	—	1,135	1,135
Total financial liabilities	$—	$—	$1,165	$1,165

The Company’s Level 1 assets included bank deposits, certificates of deposit and actively traded money market funds with an original maturity of 90 days or less at September 30, 2020 and December 31, 2019. Asset values were considered to approximate fair value due to their short-term nature.

The Company’s Level 2 assets included commercial paper and corporate bonds with maturities of less than one year that are not actively traded which were classified as available-for-sale securities. The level 2 cash equivalents consist of U.S. agency bonds and corporate commercial paper that mature in less than 90 days which are valued using quoted prices and other data values. The estimated fair values of these securities were determined by third parties using valuation techniques that incorporate standard observable inputs and assumptions such as quoted prices for similar assets, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids/offers and other pertinent reference data.

The Company’s cash and cash equivalents and short-term investments had quoted prices at September 30, 2020 and December 31, 2019 as shown below:

	September 30, 2020
	Amortized	Unrealized	Market
	Cost	Gain / (Loss)	Value
	(in thousands)
Bank deposits and money market funds	$12,744	$—	$12,744
	$12,744	$—	$12,744

	December 31, 2019
	Amortized	Unrealized	Market
	Cost	Gain / (Loss)	Value
	(in thousands)
Bank deposits and money market funds	$13,599	$—	$13,599
Financial and corporate debt securities	11,294	1	11,295
	$24,893	$1	$24,894

The Company’s Level 3 liability included the fair value of the earnout liability and the fair values of the Encina and Deerfield derivative liabilities at September 30, 2020 and December 31, 2019.

The fair value of the Encina derivative liability was determined after taking into consideration valuations using the Probability Weighted Discounted Cash Flow method based on assumptions at September 30, 2020 and December 31, 2019. The fair value of the Deerfield derivative liability was determined after taking into consideration valuations using the Monte Carlo method based on assumptions at September 30, 2020 and December 31, 2019. The methodologies and significant inputs used in the determination of the fair value of the debt derivative liability were as follows:

	Encina Derivative Liability		Deerfield Derivative Liability
Date of Valuation	9/30/2020	12/31/2019	9/30/2020	12/31/2019
Valuation Method	Discounted Cash Flow	Discounted Cash Flow	Monte Carlo	Monte Carlo
Volatility (annual)	N/A	N/A	N/A	N/A
Time period from valuation until maturity of debt (yrs.)	1.6	2.4	1.6	2.4
Cumulative probability of a change in control prepayment implied by model	18.3%	23.9%	15%	23%
Cumulative probability of other accelerated prepayments implied by model	N/A %	N/A %	21%	10%
Discount rate	6.0%	6.0%	35.55%	25.34%
Fair value of liability at valuation date (thousands)	$36	$66	$1,420	$1,069

Significant changes to these assumptions would result in increases or decreases to the fair value of the debt derivative liabilities.

Changes in Level 3 liabilities measured at fair value for the periods indicated were as follows:

Level 3
Liabilities
(in thousands)
Balance at December 31, 2019	$1,165
Change in fair value	321
Balance at September 30, 2020	$1,486

Note 5. Inventories

Inventories at the indicated dates consist of the following:

	September 30,	December 31,
	2020	2019
	(in thousands)
Raw materials	$2,790	$3,679
Work in process	1,943	935
Finished goods	4,650	7,082
Inventory at cost	9,383	11,696
Inventory reserve	(947)	(686)
	$8,436	$11,010

Note 6. Accrued expenses

Accrued expenses as of September 30, 2020 and December 31, 2019 consist of the following:

	September 30,	December 31,
	2020	2019
	(in thousands)
Accrued savings offers	$12,608	$16,790
Accrued rebates	6,002	6,109
Accrued customer returns	3,787	5,122
Accrued wholesaler fees	2,513	5,014
Accrued payroll and benefits	4,184	4,485
Other accrued expenses	2,139	2,668
Total accrued expenses	$31,233	$40,188

Note 7. Debt

Short-term line of credit

On October 2, 2019, the Company entered into the Loan Agreement with Encina. Under the Loan Agreement, Encina will extend up to $25.0 million in secured revolving loans to the Company (the “Revolving Loans”), of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivable. The Revolving Loans bear variable interest through maturity at the one-month London Interbank Offered Rate (“LIBOR”), plus an applicable margin of 4.50%. In addition, the Company is required to pay an unused line fee of 0.50% of the average unused portion of the maximum revolving facility amount during the immediately preceding month. Interest is payable monthly in arrears, upon a prepayment of a loan and on the maturity date. The maturity date under the Loan Agreement is May 11, 2022.

In the event that, for any reason, all or any portion of the lenders’ commitment to make revolving loans is terminated prior to the scheduled maturity date, in addition to the payment of the principal amount and all unpaid accrued interest and other amounts due thereon, the Company is required to pay to the lender a prepayment fee equal to (i) 2.0% of the revolving loan commitment if such event occurs on or before October 2, 2020, (ii) 1.0% of the revolving loan commitment if such event occurs after October 2, 2020 but on or before October 2, 2021, and (iii) 0.5% of the revolving loan commitment if such event occurs after October 2, 2021 but before May 11, 2022.

The Company may permanently terminate the revolving loan facility by prepaying all outstanding principal amounts and all unpaid accrued interest and other amounts due thereon, subject to at least five business days prior notice to the lender and the payment of a prepayment fee as described above.

The Loan Agreement contains customary affirmative covenants, negative covenants and events of default, as defined in the Loan Agreement, including covenants and restrictions that, among other things, require the Company to satisfy certain capital expenditure and other financial covenants, and restrict the Company’s ability to incur liens, incur additional indebtedness, engage in mergers and acquisitions or make asset sales without the prior written consent of the Lenders. A failure to comply with these covenants could permit the Lenders to declare the Company’s obligations under the Loan Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above. As of September 30, 2020, the Company was in compliance with the covenants under the Loan Agreement.

In connection with the Loan Agreement, the Company evaluated to determine if the embedded components in the agreement qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $0.1 million for the fair value of the additional interest contingent upon a change in control. As of September 30, 2020, the fair value of the derivative was $36,000 (see Note 4).

Total interest expense on the short-term line of credit, including deferred financing costs amortization, was $0.2 million and $0.7 million for the three and nine months ended September 30, 2020, respectively. The Company incurred $1.3 million in financing costs, which are recorded as deferred financing costs and amortized over the term of the revolving loan as additional interest expense using an effective interest rate of 6.56%. For the three and nine months ended September 30, 2020, deferred financing cost amortization of $0.2 million and $0.4 million, respectively, was charged to interest expense. The unamortized cost of $0.9 million as of September 30, 2020 was included in other assets in the condensed consolidated balance Sheets.

As of September 30, 2020, the Company had $7.3 million borrowing outstanding under the Revolving Loan and had $5.5 million available for borrowing.

Long-term debt

Long-term debt at the indicated dates consists of the following:

	September 30,	December 31,
	2020	2019
	(in thousands)
Deerfield senior secured credit facility, net of discount of $2,538 and $1,982, respectively	$32,837	$43,768
Financing leases, maturing through May 2024	355	1,167
	33,192	44,935
Less current portion	(19,472)	(15,836)
Long-term debt	$13,720	$29,099

Senior secured credit facility: On May 11, 2016, the Company entered into a $60.0 million senior secured credit facility (the “Facility”) with Deerfield Private Design Fund III, L.P. (66 2/3% of Facility) and Deerfield Partners, L.P. (33 1/3% of Facility) (collectively, “Deerfield”), as lenders. In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share (see Note 9). Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions.

Principal on the Facility was due in three equal annual installments beginning in May 2019 and continuing through May 2021, with a final payment of principal, interest and all other obligations under the Facility due May 11, 2022. Interest is due quarterly beginning in June 2016, at a rate of 12.95% per year. The Company had an option, which it exercised, to defer payment of each of the first four interest payments, adding such amounts to the outstanding loan principal. The aggregate $6.6 million in deferred interest payments (the “Accrued Interest”) was due and payable on June 1, 2017. Borrowings under the Facility are collateralized by substantially all of the Company’s assets, except the assets under finance lease. The terms of the Facility require the Company to maintain cash on deposit of not less than $5.0 million.

On June 1, 2017 (the “Amendment Date”), the Company and Deerfield entered into a First Amendment (the “Amendment”) to the Facility which extended the date to repay the Accrued Interest under the Facility to June 1, 2018 (the “PIK Maturity Date”), which could have been extended to June 1, 2019 at the election of the Company if certain conditions had been met as specified in the Amendment. The right to payment of the Accrued Interest was memorialized in the form of senior secured convertible notes (the “Convertible Notes”) issued to Deerfield on the Amendment Date. The $6.6 million of Convertible Notes was convertible into shares of the Company’s common stock at the noteholder’s option.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled. The Company has filed a registration statement with the SEC covering the registration of these shares.

The Company has accounted for the Amendment as a debt modification as the instruments were not substantially different; therefore, the remaining debt discount on the original Facility is being amortized using the effective interest method over the remaining term of the modified debt. The Company evaluated the Amendment together with the Convertible Notes to determine if those contracts or embedded components of those contracts qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $2.1 million for the fair value of the change in control and other accelerated payment features as the prepayment fees resulted in premiums that were greater than 10%. As of September 30, 2020, the fair value of the derivative was $1.4 million (see Note 4). As the change in control and other accelerated payments terms, including the prepayment fees, were applied to the entire debt per the terms of the amended Facility, the corresponding debt discount will be amortized using the effective interest method over the remaining term of the Facility. The fees paid to or on behalf of the creditor for the debt modification totaled $40,000 and were recorded as additional debt discount on the amended Facility to be amortized to interest expense using the effective interest method over the term of the Facility. The Company’s evaluation also determined that the embedded conversion options should not be bifurcated as derivatives from the Convertible Notes host instruments. Therefore, the Company recorded a $0.6 million discount to the convertible notes for the intrinsic value of the embedded conversion option based upon the difference between the fair value of the underlying common stock on June 1, 2017 and the effective conversion price embedded in the Convertible Notes, which was amortized using the effective interest method to interest expense over the one-year term of the Convertible Notes. The Company recorded a $0.6 million corresponding credit to a beneficial conversion feature classified as additional paid in capital on June 1, 2017 in stockholders’ (deficit) equity in the Company’s financial statements.

In connection with the Facility, the Company paid a $1.4 million yield enhancement fee to Deerfield, approximately $0.2 million of legal costs to the Company’s attorneys and $0.1 million of legal costs on behalf of Deerfield’s attorneys, all of which were recorded as debt discount and amortized over the six-year term of the Facility, using the effective interest method.

On November 5, 2018, the Company and Deerfield entered into an amendment (the “Second Amendment”) to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of an underwritten public offering of the Company’s shares of its common stock for gross proceeds of at least $30.0 million, plus additional shares of the Company’s shares of its common stock for additional gross proceeds of at least $4.5 million (the “November Offering”). The remaining $52.5 million of principal under the Facility was and is due as follows: $7.5 million on May 11, 2019, $15.0 million on May 11, 2020 (the “2020 Principal Payment”), $15.0 million on May 11, 2021 and $15.0 million on May 11, 2022; provided, that the 2020 Principal Payment due date was to be extended to May 11, 2021 or May 11, 2022 subject to certain achievement of net sales during periods ending 2019 and 2020, respectively. The net sales milestone was not met for the period ending December 31, 2019. If all or any of the principal are prepaid or required to be prepaid under the Second Agreement prior to December 31, 2021, then the Company shall pay, in addition to such prepayment and accrued interest thereon, a prepayment premium equal to 6.25% of the amount of principal prepaid. Additionally, the Company shall pay all interest which, absent such prepayment, would have accrued on the principal prepaid through May 11, 2020 in connection with a prepayment due to a Change of Control of the Company or through December 31, 2020 in connection with any other prepayment, whether voluntary or in an Event of Default. If such prepayment occurs after December 31, 2021 then no prepayment premium is due. In addition, upon the payment in full of the Obligations (whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date), the Company shall pay to Deerfield a non-refundable exit fee in the amount of $750,239, which shall be due and payable in cash. Pursuant to the terms of the Facility, as amended, a $7.5 million principal payment was paid in cash in May 2019.

Pursuant to the Second Amendment, upon the effectiveness thereof, the Company amended and restated its outstanding notes under the Second Agreement in the form of senior secured convertible notes (the “A&R Notes”). Under the terms of the Second Amendment and the A&R Notes, beginning on or about May 11, 2019, the Company will have the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. The payment share price will be 93% of the lesser of (A) the Last Bid Price prior to the payment date and (B) the arithmetic average of the volume weighted average price on each of the ten consecutive trading days immediately preceding the payment date. Principal may not be satisfied at a price less than $3.00 per share, and the Company may not issue to Deerfield a number of shares upon any such payment to the extent that, upon such issuance, the number of shares beneficially owned by Deerfield and its affiliates would exceed 4.985% of the total number of shares of the Company’s common stock then issued and outstanding (the “4.985% Cap”). Additionally, Deerfield has the right to convert the remaining principal into shares of Common Stock not to exceed 3,796,668 shares in the aggregate (collectively, the “Conversion Shares”); provided, that the Lenders could have only converted up to 50% of the remaining principal on or before November 5, 2019. Deerfield’s per share conversion price will be 95% reducing to a maximum 83% by one full percentage point for each full or partial calendar month between the date of the applicable conversion and the date on which such principal payment would otherwise be due, of the greater of (A) the average of the volume weighted average prices per share of the Common Stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion, and (B) $10.00 (subject to adjustment for Stock Events e.g. stock dividend, stock split etc.) (the “Variable Price Conversion”). Deerfield may not acquire a number of shares upon any such conversion to the extent that, upon such conversion, the number of shares beneficially owned by Deerfield and its affiliates would exceed the 4.985% Cap.

In conjunction with the Second Amendment to the Facility and the related issuance of the A&R Notes, the Company entered into a Registration Rights Agreement (the “Second Registration Agreement”) pursuant to which the Company was required to file a registration statement with the SEC to register the Conversion Shares within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Second Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the maximum number of shares that may be converted. The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any Financial Industry Regulatory Agency (“FINRA”) requests. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Second Registration Agreement cease to hold any Registrable Securities. For each registration, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company expects to satisfy all of its obligations under the Second Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability had been recorded (see Note 12).

On October 2, 2019, in connection with the Loan Agreement with Encina, the Company entered into a fourth amendment to the Facility (the “Fourth Amendment”) with Deerfield. Under the Fourth Amendment, the Company restated its representations and warranties made under the Facility and made additional representations and warranties consistent with those in the Loan Agreement. In addition, the affirmative covenants, negative covenants and events of default contained in the Facility were expanded to conform to applicable provisions in the Loan Agreement. The Fourth Amendment was neither a modification nor an extinguishment and had no change in cash flows, and as such, it did not have a material effect on the Company’s financial statements.

On May 6, 2020, the Company and Deerfield entered into an amendment (the “Fifth Amendment”) to the Facility pursuant to which the Company deferred $5.0 million of principal (“Deferred Principal”) otherwise due on May 11, 2020. The Company is required to pay the Deferred Principal in eight equal monthly installments which began on September 11, 2020 and ends on April 11, 2021. Under the Amendment, Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into the Company’s common stock at a conversion price of $1.50 per share. Any monthly payment otherwise due for the Deferred Principal will be deferred to May 11, 2021 for any month in which the Company’s common stock trades above $1.50 for 10 consecutive days. In addition, the Deferred Principal obligation is reduced by principal converted during the previous calendar month. A $250,000 incremental exit fee (the “Additional Exit Payment”) will be due in cash when the Facility is paid in full. Pursuant to the terms of the Facility, as amended, a $10.0 million principal payment was paid in cash on May 11, 2020. The remaining $35.0 million of principal under the Facility is due as follows: $5.0 million in equal monthly installments of $625,000 which began in September 2020 and end in April 2021, $15.0 million on May 11, 2021 (the “2021 Principal Payment”) and $15.0 million on May 11, 2022 (the “2022 Principal Payment”). In addition, upon the payment in full of the Obligations (whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date), the Company shall pay to Deerfield an additional non-refundable exit fee in the amount of $1,000,239 inclusive of the Additional Exit Payment, which shall be due and payable in cash.

Pursuant to the Fifth Amendment, upon the effectiveness thereof, the Company amended and restated the Senior Secured Convertible Notes (as amended and restated, the “Convertible Notes”) to provide for the conversion of up to $10.0 million of the remaining principal due under the facility into the Company’s common stock at a conversion price of $1.50 per share (the “Fixed Price Conversion”). The ability to issue shares upon a Fixed Price Conversion is also subject to customary beneficial ownership caps as described in the Convertible Notes. The Convertible Notes retained the Variable Price Conversion for any additional conversions, which remain subject to customary beneficial ownership caps and exchange caps as described therein. The shares of common stock issuable upon the Fixed Price Conversion and the Variable Price Conversion are referred to herein as the “Conversion Shares”.

The Company has accounted for the Fifth Amendment to the Facility Agreement and related Convertible Notes as a debt modification as the instruments were not substantially different; therefore, the remaining debt discount on the original Facility is being amortized using the effective interest method over the remaining term of the modified debt. The Company’s evaluation of the Fifth Amendment identified no new derivative liability for the fair value of the change in control and other accelerated payment features. However, the Company’s evaluation identified new embedded conversion options that should not be bifurcated as derivatives from the Convertible Notes host instruments. Therefore, the Company recorded a $1.7 million discount to the convertible notes for the incremental intrinsic value of the new embedded conversion option based upon the difference between the fair value of the underlying common stock on May 6, 2020 and the effective conversion price embedded in the Convertible Notes, which will be amortized using the effective interest method to interest expense over the remaining term of the Convertible Notes. The Company recorded a $1.7 million corresponding credit to a fair value conversion feature on convertible notes classified as additional paid in capital on May 6, 2020 in stockholders’ (deficit) equity in the Company’s financial statements. The fees paid to or on behalf of the creditor for the debt modification totaled $36,000 and, together with the Additional Exit Payment of $250,000, were recorded as additional debt discount on the amended Facility to be amortized to interest expense using the effective interest method over the remaining term of the Facility.

Pursuant to the A&R Notes, if the Company fails to provide the number of Conversion Shares, then the Company would have to pay damages to Deerfield or subsequent holder or any designee for each day after the third business day after receipt of notice of conversion that such conversion is not timely effected. The Facility also contains certain customary nonfinancial covenants, including limitations on the Company’s ability to transfer assets, engage in a change of control, merge or acquire with or into another entity, incur additional indebtedness and distribute assets to shareholders. Upon an event of default, the lenders may declare all outstanding obligations accrued under the Facility to be immediately due and payable, and exercise its security interests and other rights. As of September 30, 2020, the Company was in compliance with the covenants under the Facility.

Total interest expense on the Facility, including debt discount amortization, was $1.7 million and $5.3 million for the three and nine months ended September 30, 2020, respectively, and $1.8 million and $5.8 million for the three and nine months ended September 30, 2019, respectively. Debt discount amortization for the Facility, including the Amendment after June 1, 2017, was calculated using the effective interest rates of 15.03% on the original facility debt and after the Fifth Amendment on May 6, 2020, using the effective interest rate of 21.3%, charged to interest expense and totaled $0.6 million and $1.4 million for the three and nine months ended September 30, 2020, respectively, and $0.3 million and $1.0 million for the three and nine months ended September 30, 2019, respectively.

Financing lease obligations: Financing lease obligations consist of sale-leaseback and equipment leases, both of which included options to purchase at the end of the lease term. During the year ended December 31, 2017, the Company entered into an agreement with Essex Capital Corporation (“Essex”) for the sale-leaseback of newly acquired assets with a total capitalized cost of $3.2 million. The approximate imputed interest rate on these leases was 14.9%. The Essex leases matured in February 2020 and May 2020 and all lease buy-out liabilities were satisfied. During the year ended December 31, 2019, the Company entered into an equipment lease with a total capitalized cost of $0.4 million, with a bargain purchase option at the end of the lease term. The approximate interest rate on the lease is 6.5%. Interest expense on these leases was $6,000 and $0.1 million for the three and nine months ended September 30, 2020, respectively, and $0.1 million and $0.2 million for the three and nine months ended September 30, 2019.

Future principal payments of long-term debt including financing leases are as follows:

Period ending:	September 30,
(in thousands)
2021	$19,472
2022	16,104
2023	92
2024	62
Future principal payments	$35,730
Less unamortized debt discount related to long-term debt	(2,538)
Less current portion of long-term debt	(19,472)
Total long-term debt, net of current portion	$13,720

Note 8. Leases

The Company leases real estate, warehouses and certain equipment. The Company determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the condensed consolidated balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s operating leases do not provide an implicit rate of return, the Company considered its other similar term collateralized financing arrangements, including the Essex sale-leaseback and equipment leases, certain vendor-direct equipment financing and the Deerfield debt facility, as amended, to determine its incremental borrowing rate. Operating lease ROU assets are comprised of the lease liability plus prepaid rents and are reduced by lease incentives and deferred rents. The Company has lease agreements with non-lease components which are not bifurcated.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years. The exercise of a lease renewal option typically occurs at the discretion of both parties. Certain leases also include options to purchase the leased property. For purposes of calculating operating lease liabilities, lease terms are deemed not to include options to extend the lease termination until it is reasonably certain that the Company will exercise that option. Certain of the Company’s lease agreements include payments adjusted periodically for fair market value and certain other percentage increases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,		Statement of Operations
	2020	2019	2020	2019	Classification
	(in thousands)		(in thousands)
Lease cost:
Operating lease cost	$268	$269	$806	$802	Cost of goods sold and operating expenses

Short-term lease cost	6	6	21	30	Cost of goods sold and operating expenses

Variable lease cost	98	53	204	165	Cost of goods sold and operating expenses
Finance lease cost:
Amortization of leased assets	18	134	269	386	Cost of goods sold
Interest on lease liabilities	6	51	51	173	Interest expense
Total net lease cost	$396	$513	$1,351	$1,556

Supplemental condensed consolidated balance sheet information related to leases is as follows:

	September 30, 2020	December 31, 2019	Balance Sheet Classification
	(in thousands)
Leases:
Assets:
Operating lease assets	$2,655	$3,044	Operating lease right-of-use assets
Finance lease assets	384	2,580	Property, plant and equipment, net
Total leased assets	$3,039	$5,624

Liabilities:
Current:
Operating leases	$693	$681	Current portion of operating lease liabilities
Finance leases	97	836	Current portion of long-term debt
Noncurrent:
Operating leases	2,741	3,254	Operating lease liabilities
Finance leases	258	331	Long-term debt, net of current portion
Total lease liabilities	$3,789	$5,102

	September 30, 2020	December 31, 2019
Weighted-Average Remaining Lease Term (years)
Operating lease assets	4.1	4.7
Finance lease assets	3.4	1.8

Weighted-Average Discount Rate
Operating lease assets	15.0%	15.0%
Finance lease assets	6.4%	11.8%

Supplemental consolidated cash flow information related to leases is as follows:

	Nine Months Ended
	September 30,
	2020	2019
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$919	$879
Operating cash flows from finance leases	52	173
Financing cash flows from finance leases	812	801

ROU assets obtained in exchange for new finance lease liabilities	—	406
ROU assets obtained in exchange for new operating lease liabilities	$—	$135

Maturities of lease liabilities are as follows:

	September 30, 2020
	Operating Leases	Finance Leases
	(in thousands)
2020 - remaining	$307	$30
2021	1,118	117
2022	1,060	115
2023	1,055	95
2024	1,106	40
Total lease payments	$4,646	$397
Less amount representing interest	(1,212)	(42)
Total lease obligations	$3,434	$355

Note 9. Common stock

On August 1, 2016, the Company filed a shelf registration statement on Form S-3, which was declared effective by the SEC on August 12, 2016. This shelf registration statement covered the offering, issuance and sale by the Company of up to an aggregate of $125.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2016 Shelf”). The Company simultaneously entered into a sales agreement with Cowen and Company, LLC, as sales agent, to provide for the offering, issuance and sale by the Company of up to $40.0 million of its common stock from time to time in “at-the-market” offerings under the 2016 Shelf (the “Cowen Sales Agreement”).

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock under the 2016 Shelf at a public offering price of $5.00 per share, which included 750,000 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option. Deerfield participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately $26.7 million.

On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock under the 2016 Shelf at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock which was exercised in full on July 26, 2017. The net proceeds to the Company through July 26, 2017 from this offering, after deducting offering expenses payable by the Company, were approximately $34.3 million.

During the year ended December 31, 2017, the Company sold an aggregate 749,639 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $5.01 per share for gross proceeds of $3.7 million and net proceeds of $3.6 million and paying total compensation to the sales agent of approximately $0.1 million.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three-trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled.

During the year ended December 31, 2018, the Company sold an aggregate 651,525 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $6.25 per share for gross proceeds of $4.1 million and net proceeds of $3.9 million and paying total compensation to the sales agent and other costs of approximately $0.2 million.

On November 5, 2018, the Company filed Supplement No. 1 to the prospectus dated August 12, 2016, which reduced the size of the continuous offering by the Company under such prospectus relating to the offering of Common Stock pursuant to the Sales Agreement. Following the reduction, the Company was authorized to issue up to $7,825,113 of its common stock pursuant to the Sales Agreement (inclusive of amounts previously sold thereunder prior to the date hereof), equal to aggregate gross proceeds of sales of the Company’s common stock under the Sales Agreement as of that date, and sales of common stock under the Sales Agreement were suspended. The Cowen Sales Agreement terminated with the expiration of the 2016 Shelf on August 12, 2019.

On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. This offering met the criteria for the November Offering.

During the nine months ended September 30, 2020, the Company issued 17,841 shares of common stock pursuant to the conversion of vested RSUs and 4,582 shares of common stock pursuant to the exercise of vested stock options. During the year ended December 31, 2019, the Company issued 20,328 shares of common stock pursuant to the conversion of vested RSUs and 36,040 shares of common stock pursuant to the exercise of vested stock options.

On March 18, 2019, the Company filed a shelf registration statement covering the offering, issuance and sale by the Company of up to an aggregate of $100.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2019 Shelf”), which was declared effective by the SEC on May 1, 2019. Effective as of August 12, 2019, the 2016 Shelf is no longer available for further primary offerings or sales of the Company’s securities. The Company simultaneously entered into a sales agreement with Cantor Fitzgerald & Co., as sales agent, to provide for the offering, issuance and sale by the Company of up to $30.0 million of its common stock from time to time in “at-the-market” offerings under the 2019 Shelf (the “Cantor Sales Agreement”). No sales have been made under the Cantor Sales Agreement during the nine months ended September 30, 2020. As of September 30, 2020, $100.0 million of the Company’s common stock, preferred stock, debt securities, warrants and/or units remained available to be sold pursuant to the 2019 Shelf, including $30.0 million of the Company’s common stock which remained available to be sold under the Cantor Sales Agreement, subject to certain conditions specified therein.

Note 10. Share-based Compensation

Share-based Compensation Plans

In July 2015, the Company adopted the Neos Therapeutics, Inc. 2015 Stock Option and Incentive Plan (“2015 Plan”) which became effective immediately prior to the closing of the IPO and initially had 767,330 shares of common stock reserved for issuance. On January 1, 2016 and each January 1 thereafter, the number of shares of common stock reserved and available for issuance under the 2015 Plan shall be cumulatively increased by five percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or such lesser number of shares determined by the administrator of the 2015 Plan. Accordingly, on January 1, 2020 and 2019, the Company added 2,486,633 shares and 2,483,815 shares, respectively, to the option pool. The 2015 Plan superseded the Neos Therapeutics, Inc. 2009 Equity Plan (“2009 Plan”), originally adopted in November 2009 and which had 1,375,037 shares reserved and available for issuance. Effective upon closing of the IPO, the Company’s Board of Directors determined not to grant any further awards under the 2009 Plan.

The shares of common stock underlying any awards that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2009 Plan will be added to the shares of common stock available under the 2015 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. The 2015 Plan is administered by the Company’s Compensation Committee, which has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. The Company’s Compensation Committee may delegate authority to grant certain awards to the Company’s chief executive officer. Through September 30, 2020, the Company has granted options, restricted stock and RSUs under the 2015 Plan, or previously, the 2009 Plan. The exercise price per share for the stock covered by a stock award granted shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the 2015 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment.

The 2009 Plan allowed the Company to grant options to purchase shares of the Company’s common stock and to grant restricted stock awards to members of its management and selected members of the Company’s board of directors. Restricted stock awards are recorded as deferred compensation and amortized into compensation expense, on a straight-line basis over a defined vesting period ranging from 1 to 48 months. Options were granted to officers, employees, nonemployee directors and consultants, and independent contractors of the Company. The Company also granted performance-based awards to selected management. The performance options vested over a three-year period based on achieving certain operational milestones and the remaining options vested in equal increments over periods ranging from two to four years. Unexercised options under the 2009 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment. All terminated options are available for reissuance under the 2015 Plan. Since the inception of the 2015 Plan through September 30, 2020, 458,442 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. During the nine months ended September 30, 2020, 24,578 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. As of September 30, 2020, 3,536,906 shares of common stock remain available for grant under the 2015 Plan.

In June 2018, the Company adopted the Neos Therapeutics, Inc. 2018 Inducement Plan (the “Inducement Plan”) which had 800,000 shares of common stock reserved and available for issuance. The Inducement Plan allows the Company to grant equity awards to induce highly-qualified prospective officers and employees who are not currently employed by the Company to accept employment and provide them with a proprietary interest in the Company. The Inducement Plan is administered by the Company’s compensation committee. The exercise price per share for the stock covered by a stock award granted pursuant to the Inducement Plan shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the Inducement Plan expire after 10 years following the grant date. Under the Company’s employment agreement dated June 27, 2018 with Gerald McLaughlin, the Company’s Chief Executive Officer, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 600,000 shares of the Company’s common stock, which vests in equal annual installments over four years from Mr. McLaughlin’s start date. In addition, on July 30, 2018, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 200,000 shares of the Company’s common stock. The shares underlying this option shall vest subject to certain performance metrics to be evaluated for the fiscal year ending December 31, 2019. Certain criteria of the performance metrics for these options were not met as of December 31, 2019, resulting in forfeiture and cancelation of 100,000 options during the nine months ended September 30, 2020. As of September 30, 2020, 100,000 shares of common stock remain available for grant under the Inducement Plan.

Share-based Compensation Expense

The Company has reported share-based compensation expense for the three and nine months ended September 30, 2020 and 2019, respectively, in its condensed consolidated statements of operations as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands)
Cost of goods sold	$50	$139	$201	$426
Research and development	31	94	191	299
Selling and marketing	47	61	200	272
General and administrative	404	342	1,653	1,535
	$532	$636	$2,245	$2,532

The total share-based compensation expense included in the table above is attributable to stock options and RSUs of $0.3 million and $0.2 million, respectively, for the three months ended September 30, 2020 and $1.8 million and $0.4 million, respectively, for the nine months ended September 30, 2020. The total share based compensation expense included in the table above is attributable to stock options and RSUs of $0.6 million and $35,000, respectively, for the three months ended September 30, 2019 and $2.4 million and $0.1 million, respectively, for the nine months ended September 30, 2019.

As of September 30, 2020, there was $3.5 million compensation costs, adjusted for any estimated forfeitures, related to non-vested stock options and RSUs granted under the Company’s equity incentive plans not yet recognized in the Company’s financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.3 years for stock options and 1.3 years for RSUs. There is no unrecognized compensation cost associated with grants of restricted stock.

Stock Options

During the nine months ended September 30, 2020, the Company granted 1,966,250 options under the 2015 Plan. During the year ended December 31, 2019, the Company granted 2,119,708 options under the 2015 Plan.

The Company estimates the fair value of all stock options on the grant date by applying the Black-Scholes option pricing valuation model. The application of this valuation model involves assumptions that are highly subjective, judgmental and sensitive in the determination of compensation cost. Prior to the IPO, given the absence of an active market for the Company’s common stock prior to its IPO, the Company’s board of directors was required to estimate the fair value of its common stock at the time of each option grant primarily based upon valuations performed by a third-party valuation firm.

The weighted-average key assumptions used in determining the fair value of options granted during the period indicated are as follows:

Nine Months Ended
September 30, 2020
Estimated dividend yield	0.00%
Expected stock price volatility	73.71%
Weighted-average risk-free interest rate	0.98%
Expected life of option in years	6.25
Weighted-average option fair value at grant	$0.73

A summary of outstanding and exercisable options as of September 30, 2020 and December 31, 2019 and the activity from December 31, 2019 through September 30, 2020, is presented below:

	Number of Options	Weighted-Average Exercise Price	Intrinsic Value
			(in thousands)
Outstanding at December 31, 2019	4,430,966	$5.551	$53
Exercisable at December 31, 2019	1,518,972	$8.735	$31
Granted	1,966,250	1.130
Exercised	(4,582)	0.320
Expired, forfeited or cancelled	(891,095)	3.370
Outstanding at September 30, 2020	5,501,539	$4.330	$1
Exercisable at September 30, 2020	2,369,564	$6.840	$1

The weighted-average remaining contractual life of options outstanding and exercisable on September 30, 2020 was 8.0 and 7.0 years, respectively. The option exercise price for all options granted January 1, 2020 through September 30, 2020 ranged from $0.67 per share to $1.62 per share. The weighted-average remaining contractual life of options outstanding and exercisable on December 31, 2019 was 8.2 and 6.9 years, respectively. The option exercise price for all options granted in the year ended December 31, 2019 ranged from $1.36 to $3.14 per share.

Restricted Stock Units

On March 2, 2020, the Company granted 741,750 RSUs to members of its management that vest in two equal annual installments, beginning March 2, 2021. On June 10, 2020, the Company granted 164,171 RSUs to its non-employee directors that will vest on the one-year anniversary of the grant date and 136,250 RSUs to employees that will vest in two equal annual installments beginning on June 10, 2021.

The Company satisfies its RSUs by issuing shares of the Company’s common stock when RSUs vest and are issued. In addition, when RSUs vest and are issued, RSU recipients may elect to have the Company withhold units as consideration for the tax withholding obligation for their vested RSUs. During the nine months ended September 30, 2020, 19,687 vested RSUs were converted into an equivalent 17,841 shares of common stock. The Company withheld 1,846 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the nine months ended September 30, 2020. During the year ended December 31, 2019, 21,251 vested RSUs were converted into an equivalent 20,328 shares of common stock. The Company withheld 923 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the year ended December 31, 2019.

A summary of outstanding RSUs as of September 30, 2020 and December 31, 2019 and the activity from December 31, 2019 through September 30, 2020, is presented below:

	Number of RSUs	Weighted-Average Fair Value
Outstanding at December 31, 2019	54,063	$7.96
Granted	1,042,171	1.31
Vested	(19,687)	7.76
Expired, forfeited or cancelled	(10,000)	1.49
Outstanding at September 30, 2020	1,066,547	$1.53

Restricted stock

The Company did not issue any shares of restricted stock for the nine months ended September 30, 2020, or for the year ended December 31, 2019. No vested restricted stock awards were settled during the nine months ended September 30, 2020.

The Company had no unvested restricted stock as of September 30, 2020 and December 31, 2019. For the nine months ended September 30, 2020, there were no shares of restricted stock granted or forfeited.

Note 11. Treasury stock

The Company has the authority to repurchase common stock from former employees, officers, directors or other persons who performed services for the Company at the lower of the original purchase price or the then-current fair market value. On October 16, 2017, October 17, 2016 and October 16, 2015, 14,895 shares, 9,709 shares and 9,197 shares, respectively, of restricted stock were surrendered by the holder to the Company to cover taxes associated with vesting of restricted stock and such shares were added back into the treasury stock of the Company, increasing total treasury stock to 33,801 shares as of September 30, 2020 and December 31, 2019.

Note 12. Commitments and contingencies

Registration Payment Arrangement: On November 5, 2018, in conjunction with the Second Amendment to the Facility and the related issuance of the Convertible Notes, the Company entered into the Registration Agreement which required the Company to file a registration statement with the SEC to register the Registrable Securities (see Note 7) within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the number of shares that would be issued up to the Exchange Cap as (defined in the agreement). The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any FINRA requests. Upon any Registration Failure, the Company shall pay additional damages to the Holder for each 30-day period (prorated for any partial period) after the date of such Registration Failure in an amount in cash equal to two percent of the original principal amount of the Convertible Notes. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Registration Agreement cease to hold any of the Registrable Securities. For each registration filing, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company currently expects to satisfy all of its obligations under the Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability has been recorded.

Patent Infringement Litigation: On October 31, 2017, the Company received a paragraph IV certification from Teva Pharmaceuticals USA, Inc. (“Teva”) advising the Company that Teva has filed an Abbreviated New Drug Application (“ANDA”) with the FDA for a generic version of Cotempla XR-ODT, in connection with seeking to market its product prior to the expiration of patents covering Cotempla XR-ODT. On December 13, 2017, the Company filed a patent infringement lawsuit in federal district court in the District of Delaware against Teva alleging that Teva infringed the Company’s Cotempla XR-ODT patents. On December 21, 2018, the Company entered into a Settlement Agreement (the “Teva Settlement Agreement”) and a Licensing Agreement (the “Teva Licensing Agreement” and collectively with the Teva Settlement Agreement, the “Teva Agreement”) with Teva that resolved all ongoing litigation involving the Company’s Cotempla XR-ODT patents and Teva’s ANDA. Under the Teva Agreement, the Company granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Teva Agreement has been submitted to the applicable governmental agencies.

On July 25, 2016, the Company received a paragraph IV certification from Actavis Laboratories FL, Inc. (“Actavis”) advising the Company that Actavis had filed an ANDA with the FDA for a generic version of Adzenys XR-ODT. On September 1, 2016, the Company filed a patent infringement lawsuit in federal district court against Actavis alleging that Actavis infringed the Company’s Adzenys XR-ODT patents. On October 17, 2017, the Company entered into a Settlement Agreement (the “Actavis Settlement Agreement”) and a Licensing Agreement (the “Actavis Licensing Agreement” and collectively with the Actavis Settlement Agreement, the “Actavis Agreement”) with Actavis that resolved all ongoing litigation involving the Company’s Adzenys XR-ODT patents and Actavis’s ANDA. Under the Actavis Agreement, the Company granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Actavis Agreement has been submitted to the applicable governmental agencies.

Other Litigation: On March 7, 2018 and April 18, 2019, the Company received citations advising the Company that the County of Harris Texas (“Harris County”) and the County of Walker Texas (“Walker County”) filed lawsuits on December 13, 2017 and January 11, 2019, respectively, against the Company and various other alleged manufacturers, promoters, sellers and distributors of opioid pharmaceutical products. Through these lawsuits, each of Harris County and Walker County seek to recoup as damages some of the expenses they allegedly have incurred to combat opioid use and addiction. Each of Harris County and Walker County also seeks punitive damages, disgorgement of profits and attorneys’ fees.

While the Company believes that these lawsuits are without merit and intends to vigorously defend against them, the Company is not able to predict at this time whether these proceedings will have a material impact on its results of operations.

Operating lease: The Company leases its Grand Prairie, Texas office space and manufacturing facility under an operating lease which expires in 2024. In addition, in December 2015, the Company executed a 60-month lease for additional office space in Blue Bell, Pennsylvania, which commenced on May 1, 2016 and is set to expire on April 30, 2021. The Company is also liable for a share of operating expenses for both premises as defined in the lease agreements. The Company’s share of these operating expenses was $0.1 million for each of the three months ended September 30, 2020 and 2019, and $0.2 million for each of the nine months ended September 30, 2020 and 2019. Rent expense for these leases, excluding the share of operating expenses, was $0.3 million for each of the three months ended September 30, 2020 and 2019, and $0.8 million for each of the nine months ended September 30, 2020 and 2019.

Cash incentive bonus plan: In July 2015, the Company adopted the Senior Executive Cash Incentive Bonus Plan (“Bonus Plan”). The Bonus Plan provides for cash payments based upon the attainment of performance targets established by the Company’s compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to the Company, or corporate performance goals, as well as individual targets. The Company has recorded $0.3 million and $1.2 million of compensation expense for the three and nine months ended September 30, 2020, respectively, and $0.4 million and $1.4 million for the three and nine months ended September 30, 2019, respectively, under the Bonus Plan.

Note 13. License agreements

On October 23, 2018, the Company entered into an Exclusive License Agreement (“NeuRx License”) with NeuRx Pharmaceuticals LLC (“NeuRx”), pursuant to which NeuRx granted the Company an exclusive, worldwide, royalty-bearing license to research, develop, manufacture, and commercialize certain pharmaceutical products containing NeuRx’s proprietary compound designated as NRX-101, referred to by the Company as NT0502. NT0502 is a new chemical entity that is being developed by the Company for the treatment of sialorrhea, which is excessive salivation or drooling. Under the NeuRx License, the Company made an upfront payment of $0.2 million to NeuRx upon the execution of the agreement. During the nine months ended September 30, 2020, the Company made a payment of $0.2 million following receipt of notice of allowance of the first Licensed Patent by the United States Patent and Trademark Office (“USPTO”), as defined in the NeuRx License. Such Licensed Patent subsequently was issued by the USPTO. Also, during the nine months ended September 30, 2020, the Company met the completion of the first Pilot PK Study milestone, as defined in the NeuRx License, triggering a payment of $0.3 million that was made in April 2020. The Company may in the future be required to make certain development and milestone payments and royalties based on annual net sales, as defined in the NeuRx License. Royalties are to be paid on a country-by-country and licensed product-by-licensed product basis, during the period of time beginning on the first commercial sale of such licensed product in such country and continuing until the later of: (i) the expiration of the last-to-expire valid claim in any licensed patent in such country that covers such licensed product in such country; and/or (ii) expiration of regulatory exclusivity of such licensed product in such country.

Under the Teva Licensing Agreement, the Company granted Teva a non-exclusive license to certain patents owned by the Company by which Teva has the right to manufacture and market its generic version of Cotempla XR-ODT under its ANDA beginning on July 1, 2026, or earlier under certain circumstances. The Teva Licensing Agreement has been submitted to the applicable governmental agencies (see Note 12).

Under the Actavis Licensing Agreement, the Company granted Actavis a non-exclusive license to certain patents owned by the Company by which Actavis has the right to manufacture and market its generic version of Adzenys XR-ODT under its ANDA beginning on September 1, 2025, or earlier under certain circumstances. The Actavis Licensing Agreement has been submitted to the applicable governmental agencies (see Note 12).

On July 23, 2014, the Company entered into a Settlement Agreement and an associated License Agreement (the “2014 License Agreement”) with Shire LLC (“Shire”) for a non-exclusive license to certain patents for certain activities with respect to the Company’s New Drug Application (the “NDA”) No. 204326 for an extended-release orally disintegrating amphetamine polistirex tablet. In accordance with the terms of the 2014 License Agreement, following the receipt of the approval from the FDA for Adzenys XR-ODT, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in February 2016. The Company is paying a single digit royalty on net sales of Adzenys XR-ODT during the life of the patents.

On March 6, 2017, the Company entered into a License Agreement (the “2017 License Agreement”) with Shire, pursuant to which Shire granted the Company a non-exclusive license to certain patents owned by Shire for certain activities with respect to the Company’s NDA No. 204325 for an extended-release amphetamine oral suspension. In accordance with the terms of the 2017 License Agreement, following the receipt of the approval from the FDA for Adzenys ER, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in October 2017. The Company is paying a single digit royalty on net sales of Adzenys ER during the life of the patents.

Such license fees are capitalized as an intangible asset and are amortized into cost of goods sold over the life of the longest associated patent. The royalties are recorded as cost of goods sold in the same period as the net sales upon which they are calculated.

Additionally, each of the 2014 and 2017 License Agreements contains a covenant from Shire not to file a patent infringement suit against the Company alleging that Adzenys XR-ODT or Adzenys ER, respectively, infringes the Shire patents.

Note 14. Related party transactions

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share, which includes 750,000 shares of the Company’s common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price on February 17, 2017. On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock. Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of both public offerings, and as a result, is classified as a related party. The Company is obligated under a $60.0 million senior secured credit Facility that was issued by the Company to Deerfield. On June 1, 2017, the Company and Deerfield entered into an Amendment to the Company’s existing Facility with Deerfield which extended the date to repay the Accrued Interest under the Facility to June 1, 2018, which may have been extended to June 1, 2019 at the election of the Company if certain conditions have been met as specified in the Amendment. The right to payment of the Accrued Interest was memorialized in the form of Convertible Notes issued to Deerfield on the Amendment Date. On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled (see Note 7).

On November 5, 2018, the Company and Deerfield entered into the Second Amendment to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of the November Offering. The Second Amendment provides an option for the $15.0 million principal on the Facility due in May 2020 to be paid in either May 2021 or May 2022 upon the achievement of certain revenue milestones as described in the Second Amendment. The revenue milestone was not met for the period ending December 31, 2019. Also, pursuant to the Second Amendment, the Company amended and restated its outstanding notes under the Facility in the form of senior secured convertible notes. The Company has the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. Additionally, subject to the terms of the amended and restated convertible notes, Deerfield has the right to convert the remaining principal under the Facility into shares of Common Stock not to exceed 3,796,668 shares in the aggregate at a conversion price ranging from 95% to 83% of the greater of the average of the volume weighted average price per share of the Common Stock for the three-trading day period immediately preceding such conversion and $10.00. On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. Deerfield also participated in the purchase of the Company’s common shares as part of this offering (see Note 7).

On May 6, 2020, the Company and Deerfield entered into the Fifth Amendment pursuant to which the Company deferred $5.0 million of principal otherwise due on May 11, 2020. The Company is required to pay the Deferred Principal in eight equal monthly installments which began on September 11, 2020 and ends on April 11, 2021. Under the Amendment, Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into the Company’s common stock at a conversion price of $1.50 per share. Any monthly payment otherwise due for the Deferred Principal will be deferred to May 11, 2021 for any month in which the Company’s common stock trades above $1.50 for 10 consecutive days. Also, pursuant to the Fifth Amendment, upon the effectiveness thereof, the Company amended and restated the Senior Secured Convertible Notes to provide for the conversion of up to $10.0 million of the remaining principal due under the facility into the Company’s common stock at a conversion price of $1.50 per share. The ability to issue shares upon a Fixed Price Conversion is also subject to customary beneficial ownership caps as described in the Convertible Notes. The Convertible Notes retained the Variable Price Conversion for any additional conversions, which remain subject to customary beneficial ownership caps and exchange caps as described therein. (see Note 7).

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(unaudited)

	June 30,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$12,679	$16,830
Short-term investments	—	8,064
Accounts receivable, net of allowances for chargebacks and cash discounts of $1,718 and $4,848 at June 30, 2020 and December 31, 2019, respectively	17,385	26,563
Inventories, net	8,730	11,010
Prepaid expenses and other current assets	1,612	4,092
Total current assets	40,406	66,559

Property and equipment, net	6,637	7,345
Operating lease right-of-use assets	2,791	3,044
Intangible assets, net	11,708	12,543
Other assets	1,147	1,382
Total assets	$62,689	$90,873

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$9,446	$6,650
Accrued expenses	26,122	40,188
Current portion of operating lease liabilities	708	681
Short-term line of credit	4,488	—
Current portion of long-term debt	20,096	15,836
Total current liabilities	60,860	63,355

Long-Term Liabilities:
Long-term debt, net of current portion	13,158	29,099
Operating lease liabilities	2,900	3,254
Derivative liability	1,790	1,135
Other long-term liabilities	154	160
Total long-term liabilities	18,002	33,648

Stockholders’ Deficit:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding at June 30, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2020 and December 31, 2019; 49,788,895 and 49,755,094 shares issued and outstanding, respectively, at June 30, 2020; 49,766,472 and 49,732,671 shares issued and outstanding, respectively, at December 31, 2019	50	50
Treasury stock, at cost, 33,801 shares at June 30, 2020 and December 31, 2019	(352)	(352)
Additional paid-in capital	331,472	328,056
Accumulated deficit	(347,343)	(333,885)
Accumulated other comprehensive income	—	1
Total stockholders’ deficit	(16,173)	(6,130)
Total liabilities and stockholders’ deficit	$62,689	$90,873

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues:
Net product sales	$13,133	$15,643	$27,626	$30,277

Cost of goods sold	5,878	5,099	12,267	11,495
Gross profit	7,255	10,544	15,359	18,782

Research and development expenses	1,323	2,009	3,358	5,206
Selling and marketing expenses	5,214	7,269	12,806	14,338
General and administrative expenses	3,593	3,712	7,958	7,505
Loss from operations	(2,875)	(2,446)	(8,763)	(8,267)

Interest expense	(2,089)	(1,987)	(4,126)	(4,102)
Other (expense) income, net	(544)	670	(569)	1,006
Net loss	$(5,508)	$(3,763)	$(13,458)	$(11,363)

Weighted average common shares outstanding used to compute net loss per share, basic and diluted	49,749,925	49,727,718	49,743,027	49,715,707

Net loss per share of common stock, basic and diluted	$(0.11)	$(0.08)	$(0.27)	$(0.23)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss	$(5,508)	$(3,763)	$(13,458)	$(11,363)
Other comprehensive (loss) income:
Net unrealized (loss) gain on short-term investments	(1)	2	(1)	1

Total other comprehensive (loss) income	$(1)	$2	$(1)	$1

Comprehensive loss	$(5,509)	$(3,761)	$(13,459)	$(11,362)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except shares)

(unaudited)

	Three Months Ended June 30,
	2020		2019
	Shares	Amount	Shares	Amount
Preferred Stock
Balance as of the beginning of the period	—	$—	—	$—
Balance as of the end of the period	—	—	—	—
Common Stock
Balance as of the beginning of the period	49,777,756	50	49,756,317	50
Issuance of common stock upon RSU conversion	7,390	—	7,759	—
Shares issued for exercise of stock options	3,749	—	—	—
Balance as of the end of the period	49,788,895	50	49,764,076	50
Treasury Stock
Balance as of the beginning of the period	(33,801)	(352)	(33,801)	(352)
Balance as of the end of the period	(33,801)	(352)	(33,801)	(352)
Additional Paid-In Capital
Balance as of the beginning of the period		328,956		326,014
Recognition of fair value conversion feature on convertible notes		1,703		—
Shares issued for exercise of stock options		2		—
Payroll tax withheld for RSU releases		—		(1)
Share-based compensation expense		811		1,022
Balance as of the end of the period		331,472		327,035
Retained Earnings
Balance as of the beginning of the period		(341,835)		(324,583)
Net loss		(5,508)		(3,763)
Balance as of the end of the period		(347,343)		(328,346)
Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the period		1		(1)
Net unrealized (loss) gain on investments		(1)		2
Balance as of the end of the period		—		1
Total stockholders’ deficit		$(16,173)		$(1,612)

	Six Months Ended June 30,
	2020		2019
	Shares	Amount	Shares	Amount
Preferred Stock
Balance as of the beginning of the period	—	$—	—	$—
Balance as of the end of the period	—	—	—	—
Common Stock
Balance as of the beginning of the period	49,766,472	50	49,710,104	50
Issuance of common stock upon RSU conversion	17,841	—	18,765	—
Shares issued for exercise of stock options	4,582	—	35,207	—
Balance as of the end of the period	49,788,895	50	49,764,076	50
Treasury Stock
Balance as of the beginning of the period	(33,801)	(352)	(33,801)	(352)
Balance as of the end of the period	(33,801)	(352)	(33,801)	(352)
Additional Paid-In Capital
Balance as of the beginning of the period		328,056		325,130
Recognition of fair value conversion feature on convertible notes		1,703		—
Shares issued for exercise of stock options		2		11
Payroll tax withheld for RSU releases		(2)		(2)
Share-based compensation expense		1,713		1,896
Balance as of the end of the period		331,472		327,035
Retained Earnings
Balance as of the beginning of the period		(333,885)		(316,983)
Net loss		(13,458)		(11,363)
Balance as of the end of the period		(347,343)		(328,346)
Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the period		1		—
Net unrealized (loss) gain on investments		(1)		1
Balance as of the end of the period		—		1
Total stockholders’ deficit		$(16,173)		$(1,612)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Six Months Ended June 30,
	2020	2019
Cash Flows From Operating Activities:
Net loss	$(13,458)	$(11,363)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	1,713	1,896
Depreciation and amortization of property and equipment	970	1,049
Amortization of patents and other intangible assets	869	1,052
Changes in fair value of earnout, derivative and warrant liabilities	655	(644)
Amortization of senior debt issuance costs and discounts	1,086	696
Amortization of short-term investment purchase discounts	(32)	(58)
Gain on sale of equipment	—	(2)
Other adjustments	(6)	—
Changes in operating assets and liabilities:
Accounts receivable	9,178	7,657
Inventories	2,280	(2,007)
Other assets	2,476	2,221
Accounts payable	2,877	(6,174)
Accrued expenses	(14,064)	(2,134)
Operating lease liabilities	(74)	(49)
Net cash used in operating activities	(5,530)	(7,860)

Cash Flows From Investing Activities:
Purchases of short-term investments	(2,992)	(7,193)
Sales and maturities of short-term investments	11,087	2,758
Capital expenditures	(262)	(365)
Intangible asset expenditures	(34)	(55)
Net cash provided by (used in) investing activities	7,799	(4,855)

Cash Flows From Financing Activities:
Proceeds from the issuance of common stock, net of issuance costs	2	11
Payments made on borrowings	(10,789)	(8,015)
Proceeds from short-term line of credit	52,886	—
Payments made on short-term line of credit	(48,398)	—
Proceeds from paycheck protection program loan	3,583	—
Payment of paycheck protection program loan	(3,583)	—
Payments of deferred financing costs	(119)	—
Payment of payroll taxes withheld for releases of restricted stock units	(2)	(2)
Net cash used in financing activities	(6,420)	(8,006)

Decrease in cash and cash equivalents	(4,151)	(20,721)

Cash and Cash Equivalents:
Beginning	16,830	46,478
Ending	$12,679	$25,757

Supplemental Disclosure of Noncash Transactions:
Fair value conversion feature incurred on convertible notes	$1,703	$—
Exit Fee liability incurred in connection with Fifth Amendment to Facility	$250	$—
Deferred debt financing costs included in accounts payable	$36	$—
Acquired equipment under finance lease	$—	$406
Finance lease liability from purchase of equipment	$—	$406
Supplemental Cash Flow Information:
Interest paid	$2,933	$3,510

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and nature of operations

Neos Therapeutics, Inc., a Delaware corporation, and its subsidiaries (the “Company”) is a fully integrated pharmaceutical company. The Company has developed a broad, proprietary modified-release drug delivery technology that enables the manufacture of single and multiple ingredient extended-release (“XR”) pharmaceuticals in patient- and caregiver-friendly orally disintegrating tablet (“ODT”) and oral suspension dosage forms. The Company has a pipeline of extended-release pharmaceuticals including three products approved by the U.S. Food and Drug Administration (the “FDA”) for the treatment of attention deficit hyperactivity disorder (“ADHD”). Adzenys XR-ODT was approved by the FDA in January 2016 and launched commercially in May 2016. The Company received approval from the FDA for Cotempla XR-ODT, its methylphenidate XR-ODT for the treatment of ADHD in patients 6 to 17 years old, in June 2017, and commercially launched in September 2017. Also, the Company received approval from the FDA for Adzenys ER oral suspension (“Adzenys ER”) in September 2017 and commercially launched this product in February 2018. In addition, the Company manufactures and markets a generic Tussionex (hydrocodone and chlorpheniramine) (“generic Tussionex”), extended-release oral suspension for the treatment of cough and upper respiratory symptoms of a cold. In addition to its marketed products, the Company is developing NT0502, its product candidate for the treatment of sialorrhea.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company incurred a net loss of approximately $13.5 million during the six months ended June 30, 2020 and $16.9 million and $51.7 million during the years ended December 31, 2019 and 2018, respectively. The Company had an accumulated deficit of approximately $347.3 million as of June 30, 2020. Cash used in operating activities was approximately $5.5 million and $7.9 million for the six months ended June 30, 2020 and 2019, respectively. The ability of the Company to continue as a going concern is dependent upon achieving a profitable level of operations and the ability of the Company to obtain necessary financing to fund ongoing operations and service its debt obligations, or otherwise to reduce its expenses or to renegotiate its debt facilities. The aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance of these financial statements.

Management plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern are primarily focused on raising additional capital in order to meet its obligations and execute its business plan or otherwise reduce its expenses or renegotiate its debt facilities. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, or other means; however, the Company cannot provide any assurance that it will be able to raise additional capital or obtain new financing on commercially acceptable terms. If the Company is unable to secure additional capital, it may be required to curtail its operations or delay the execution of its business plan. Alternatively, any efforts by the Company to reduce its expenses may adversely impact its ability to sustain revenue-generating activities or otherwise operate its business, and there can be no assurance that the Company will be able to renegotiate its debt facilities on commercially reasonable terms or at all. As a result, there can be no assurance the Company will be successful in implementing its plans to alleviate this substantial doubt about its ability to continue as a going concern.

The ongoing global COVID-19 pandemic has resulted in significant governmental measures being implemented to control the spread of the virus and, while the Company cannot predict their scope and severity, these developments and measures have adversely affected its business, results of operations and financial condition and will likely continue to do so. The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business and is taking steps to minimize its impact on its business. However, the full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including sales, expenses, manufacturing, clinical trials, research and development costs and employee-related amounts, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 pandemic or the effectiveness of actions taken to contain the pandemic or treat its impact, among others. Furthermore, if the Company or any of the third parties with whom it engages, were to experience additional or prolonged shutdowns or other business disruptions, the Company’s ability to conduct its business in the manner and on the timelines presently planned could be materially or negatively affected, which could have a material adverse impact on its business, results of operation and financial condition.

Note 2. Summary of significant accounting policies

Basis of presentation: The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), for interim information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flows. In the opinion of management, all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results of operations for and financial condition as of the end of the interim period have been included. Results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results for the year ending December 31, 2020 or any period thereafter. The audited consolidated financial statements as of and for the year ended December 31, 2019 included information and footnotes necessary for such presentation and were included in the Neos Therapeutics, Inc. Annual Report on Form 10-K filed with the SEC on March 13, 2020. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019.

Principles of consolidation: At June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and 2019, the consolidated financial statements include the accounts of the Company and its four wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Liquidity: During 2019 and the three and six months ended June 30, 2020, the Company incurred operating losses and used cash to fund operations. Management intends to achieve profitability through revenue growth from its currently marketed pharmaceutical products. The Company does not anticipate it will be profitable until such time as revenues from Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER increase substantially over current levels. On October 2, 2019, the Company entered into a senior secured credit agreement with Encina Business Credit, LLC (“Encina”) as agent for the lenders (the “Loan Agreement”), in which Encina will extend up to $25.0 million in secured Revolving Loans to the Company, of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivables. Accordingly, management has performed the review required for going concern accounting and does not believe the Company presently has sufficient liquidity to continue to operate for the next twelve months after the filing of this Quarterly Report on Form 10-Q.

Cash equivalents: The Company invests its available cash balances in bank deposits and money market funds. The Company considers highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company’s primary objectives for investment of available cash are the preservation of capital and the maintenance of liquidity.

Short-term investments: Short-term investments, if any, consist of debt securities that have original maturities greater than three months but less than or equal to one year and are classified as available-for-sale securities. Such securities are carried at estimated fair value, with any unrealized holding gains or losses reported, net of material tax effects reported, as accumulated other comprehensive income or loss, which is a separate component of stockholders’ deficit. Realized gains and losses, and declines in value judged to be other-than-temporary, if any, are included in other income in the consolidated results of operations. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in fair value charged to earnings in that period, and a new cost basis for the security is established. Dividend and interest income are recognized in other income when earned. The cost of securities sold is calculated using the specific identification method. The Company places all investments with government agencies or corporate institutions whose debt is rated as investment grade. The Company classifies all available-for-sale marketable securities with maturities greater than one year from the balance sheet date, if any, as non-current assets.

Inventories: Inventories are measured at the lower of cost (first in, first out) or net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. Cost elements include material, labor and manufacturing overhead. Inventories consist of raw materials, work in process and finished goods.

Until objective and persuasive evidence exists that regulatory approval has been received and future economic benefit is probable, pre-launch inventories are expensed into research and development. Manufacturing costs for the production of Adzenys XR-ODT incurred after the January 27, 2016 FDA approval date, for the production of Cotempla XR-ODT incurred after June 30, 2017, following the FDA approval date of June 19, 2017, and for the production of Adzenys ER incurred after September 30, 2017, following the FDA approval date of September 15, 2017, are being capitalized into inventory.

Leases: At the inception of an arrangement, the Company determines if an arrangement is, or contains, a lease based on the unique facts and circumstances present in such arrangement. Lease classification, recognition, and measurement are then determined at the lease commencement date. For arrangements that contain a lease, the Company will (i) identify lease and non-lease components, (ii) determine the consideration in the contract, (iii) determine whether the lease is an operating or financing lease, and (iv) recognize lease right-of-use (“ROU”) assets and liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses the implicit interest rate when readily determinable and uses the Company’s incremental borrowing rate when the implicit rate is not readily determinable based upon the information available at the lease commencement date in determining the present value of the lease payments.

Fixed lease payments are recognized over the expected term of the lease using the effective interest method. Variable lease expenses that are not considered fixed, or in substance fixed, are expensed as incurred. Fixed and variable lease expense on operating leases are recognized within cost of goods sold and operating expenses in the Company’s consolidated statements of operations. ROU asset amortization and interest costs on financing leases are recorded within cost of goods sold and interest expense, respectively, in the Company’s consolidated statements of operations. The Company has elected the short-term lease exemption and recognizes a short-term lease expense over lease term of 12 months or less.

Operating leases are included in operating lease ROU assets, current portion of operating lease liabilities and operating lease liabilities in the Company’s consolidated balance sheets. Financing leases are included in property and equipment, net, current portion of long-term debt and long-term debt, net of current portion in the Company’s condensed consolidated balance sheets.

Debt issuance costs and discounts: Debt issuance costs reflect fees paid to lenders, as compensation for services beyond their role as a creditor, and third parties whose costs are directly related to issuing debt and that otherwise would not be incurred. Amounts paid to the lender as a reduction in the proceeds received are considered a component of the discount on the issuance and not an issuance cost. Debt issuance costs and discounts related to term loans are reported as a direct deduction from the outstanding debt and amortized over the term of the debt using the effective interest method as additional interest expense. Debt issuance costs related to a line of credit facility are accounted for in accordance with ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, in which the Company elects to defer and present debt issuance costs as an asset and are recorded at cost and subsequently amortized over the term of the line of credit as additional interest expense. The unamortized debt issuance costs related to a line of credit facility is included in other assets in the condensed consolidated balance sheets.

Derivative liabilities: The Company evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability and the change in fair value is recorded in other (expense) income, net in the consolidated results of operations. In circumstances where there are multiple embedded instruments that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. The company records the corresponding credit to additional paid in capital in the consolidated statements of stockholders’ (deficit) equity. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption and are classified in interest expense in the consolidated results of operations.

Intangible assets: Intangible assets subject to amortization, which principally include proprietary modified-release drug delivery technology, the costs to acquire the rights to Tussionex Abbreviated New Drug Application and patents, are recorded at cost and amortized over the estimated lives of the assets, which primarily range from 10 to 20 years. The Company estimates that the patents it has filed for its technology and marketed products have a future beneficial value. Therefore, costs associated with past filings for its patents are capitalized. Once the patent is approved and commercial revenue realized, the costs associated with the patent are amortized over the useful life of the patent. If the patent is not approved, the costs will be expensed. For new product candidates, patent applications and related expenses are expensed as incurred.

Revenue recognition: Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company makes estimates of the net sales price, including estimates of variable consideration (e.g., savings offers, prompt payment discounts, product returns, wholesaler fees, wholesaler chargebacks and estimated rebates) to be incurred on the selling price of the respective product sales, and recognizes the estimated amount as revenue when it transfers control of the product to its customers (e.g., upon delivery). Variable consideration is determined using either an expected value or a most likely amount method. The estimate of variable consideration is also subject to a constraint such that some or all of the estimated amount of variable consideration will only be included in the transaction price to the extent that it is probable that a significant reversal of revenue (in the context of the contract) will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimating variable consideration and the related constraint requires the use of significant management judgment and other market data. The Company provides for prompt payment discounts, wholesaler fees and wholesaler chargebacks based on customer contractual stipulations. The Company analyzes recent product return history and other market data obtained from its third party logistics providers (“3PLs”) to determine a reliable return rate. Additionally, management analyzes historical savings offers and rebate payments based on patient prescriptions dispensed for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER and information obtained from third party providers to determine these respective variable considerations.

The Company sells its generic Tussionex, Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to a limited number of pharmaceutical wholesalers, all subject to rights of return. Pharmaceutical wholesalers buy drug products directly from manufacturers. Title to the product passes upon delivery to the wholesalers, when the risks and rewards of ownership are assumed by the wholesaler (freight on board destination). These wholesalers then resell the product to retail customers such as food, drug and mass merchandisers.

The Company views its operations and manages its business in one operating segment, which is the development, manufacturing and commercialization of pharmaceuticals.

Contract Balances

Contract assets primarily relate to our right to consideration in exchange for products transferred to a customer in which our right to consideration is dependent upon the customer selling these products. As of June 30, 2020 and December 31, 2019, contract assets of $13,000 and $27,000, respectively, were included in other current assets in the consolidated balance sheets. As of June 30, 2020, contract liabilities of $13,000 was included in accrued expenses in the consolidated balance sheets. As of December 31, 2019, the Company had no contract liability.

Disaggregation of revenue

The following table disaggregates the Company’s net product sales by product:

	Three Months Ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in thousands)
Adzenys XR-ODT	$6,136	$7,241	$10,370	$13,898
Cotempla XR-ODT	5,423	6,513	13,538	12,286
Adzenys ER	45	146	235	331
Generic Tussionex	1,529	1,743	3,483	3,762
	$13,133	$15,643	$27,626	$30,277

Net product sales

Net product sales represent total gross product sales less gross to net sales adjustments. Gross to net sales adjustments for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER include savings offers, prompt payment discounts, wholesaler fees, estimated wholesaler chargebacks and estimated rebates to be incurred on the selling price of the respective product sales and estimated allowances for product returns.

Gross to net sales adjustments for generic Tussionex include prompt payment discounts, estimated allowances for product returns, wholesaler fees, estimated government rebates and estimated chargebacks to be incurred on the selling price of generic Tussionex related to the respective product sales.

The Company recognizes total gross product sales less gross to net sales adjustments as revenue based on shipments from 3PLs to the Company’s wholesaler customers.

Due to estimates and assumptions inherent in determining the amount of returns, rebates and chargebacks, the actual amount of returns, claims for rebates and chargebacks may be different from the estimates, at which time reserves would be adjusted accordingly.

Savings offers for branded products

The Company offers savings programs for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to patients covered under commercial payor plans in which the cost of a prescription to such patients is discounted. The amount of redeemed savings offers is recorded based on information from third-party providers against the estimated discount recorded as accrued expenses. The estimated discount is recorded as a gross to net sales adjustments at the time revenue is recognized.

Prompt payment discounts

Prompt payment discounts are based on standard programs with wholesalers and are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized.

Wholesale distribution fees

Wholesale distribution fees are based on definitive contractual agreements for the management of the Company’s products by wholesalers and are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized.

Rebates

The Company’s branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER are subject to commercial managed care and government managed Medicare and Medicaid programs whereby discounts and rebates are provided to participating managed care organizations and federal and/or state governments. Calculations related to rebate accruals of branded products are estimated based on information from third-party providers.

The Company’s generic Tussionex product is subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. Generic Tussionex government rebates are estimated based upon rebate payment data available from sales of the Company’s generic Tussionex product over the past three years.

Estimated rebates are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized. Historical trends of estimated rebates will be regularly monitored, which may result in adjustments to such estimates in the future.

Product returns

Wholesalers’ contractual return rights are limited to defective product, product that was shipped in error, product ordered by customer in error, product returned due to overstock, product returned due to dating or product returned due to recall or other changes in regulatory guidelines. The return policy for expired product allows the wholesaler to return such product starting six months prior to expiry date to twelve months post expiry date. Estimated returns are recorded as accrued expenses and as a gross to net sales adjustments at the time revenue is recognized.

The Company analyzed recent branded product return data to determine a reliable return rate for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER. Generic Tussionex product returns were estimated based upon return data available from sales of the Company’s generic Tussionex product over the past three years.

Wholesaler chargebacks

The Company’s products are subject to certain programs with wholesalers whereby pricing on products is discounted below wholesaler list price to participating entities. These entities purchase products through wholesalers at the discounted price, and the wholesalers charge the difference between their acquisition cost and the discounted price back to the Company. Estimated chargebacks are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized based on information provided by third parties.

Research and development costs: Research and development costs are charged to operations when incurred and include salaries and benefits, facilities costs, overhead costs, raw materials, laboratory and clinical supplies, clinical trial costs, contract services, fees paid to regulatory authorities for review and approval of the Company’s product candidates, milestone payments earned in the performance of research and development for licensed products and other related costs.

Share-based compensation: Share-based compensation awards, including grants of stock options, restricted stock, restricted stock units (“RSUs”) and modifications to existing stock options, are recognized in the statement of operations based on their fair values. Compensation expense related to stock-based awards is recognized on a straight-line basis, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. The fair value of the Company’s stock-based awards to employees and directors is estimated using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends.

For performance-based stock awards, compensation expense is recognized on a straight-line basis, based on the grant date fair value, over the performance period or through the vesting date, whichever is longer. Management monitors the probability of achievement of the performance conditions and adjusts stock-based compensation expense, if necessary.

Since the Company’s initial public offering (“IPO”) in July 2015, the Company’s board of directors has determined the fair value of each share of underlying common stock based on the closing price of the Company’s common stock as reported by the NASDAQ Global Market on the date of grant.

Under ASU No. 2017-09 guidance for accounting for share-based payments, the Company has elected to continue estimating forfeitures at the time of grant and, if necessary, revise the estimate in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the actual expense recognized over the vesting period will only be for those options that vest.

Paragraph IV litigation costs: Legal costs incurred by the Company in the enforcement of the Company’s intellectual property rights, are charged to expense as incurred.

Income taxes: Income taxes are accounted for using the liability method, under which deferred taxes are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

Management evaluates the Company’s tax positions in accordance with guidance on accounting for uncertainty in income taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the position will be sustained upon examination. As of June 30, 2020 and December 31, 2019, the Company has unrecognized tax benefits associated with uncertain tax positions in the consolidated financial statements. These uncertain tax positions were netted against net operating losses (NOLs) with no separate reserve for uncertain tax positions required.

Deferred tax assets should be reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. In evaluating the objective evidence that historical results provide, the Company considered that three years of cumulative operating losses was significant negative evidence outweighing projections for future taxable income. Therefore, at June 30, 2020 and December 31, 2019, the Company determined that it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to zero. The Company may not ever be able to realize the benefit of some or all of the federal and state loss carryforwards, either due to ongoing operating losses or due to ownership changes, which limit the usefulness of the loss carryforwards.

Recent accounting pronouncements: In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform if contract modifications are made on or before December 31, 2022. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the adoption of ASU 2020-04 and does not expect it to have a material impact to the consolidated financial statements.

In August 2018, the FASB issued Accounting Standards Update No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The standard is effective for public entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for the removed disclosures and delayed adoption permitted for the new disclosures. The Company adopted ASU 2018-13 as of January 1, 2020 with no impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a write-down. The standard is effective for public entities that are smaller reporting companies, as defined by the SEC, for the fiscal years beginning after December 15, 2022, with early adoption permitted through a modified retrospective approach. The Company has evaluated the impact of adopting ASU 2016-13 and determined that the adoption will be immaterial to the consolidated financial statements. The Company will adopt ASU 2016-13 on January 1, 2023, unless the Company’s filing status as a small reporting company changes, in which case adoption will be immediate.

From time to time, additional new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Note 3. Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. Potentially dilutive securities, which include warrants, outstanding stock options under the stock option plans and shares issuable in future periods, such as RSU awards, have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position. Restricted stock is considered legally issued and outstanding on the grant date, while RSUs are not considered legally issued and outstanding until the RSUs vest. Once the RSUs vest, equivalent common shares will be issued or issuable to the grantee and therefore the RSUs are not considered for inclusion in total common shares issued and outstanding until vested. Pursuant to the terms of the agreement, the warrants to purchase common stock, originally issued as Series C Redeemable Convertible Preferred Stock Warrants, expired on July 22, 2020.

The following potentially dilutive securities outstanding as of June 30, 2020 and 2019 were excluded from consideration in the computation of diluted net loss per share of common stock for the three and six months ended June 30, 2020 and 2019, respectively, because including them would have been anti-dilutive:

	June 30,
	2020	2019
Series C Redeemable Convertible Preferred Stock Warrants (as converted)	70,833	70,833
Stock options outstanding	5,694,871	4,528,342
RSUs outstanding	1,066,547	55,626

Note 4. Fair value of financial instruments

The Company records financial assets and liabilities at fair value. The carrying amounts of certain financial assets and liabilities including cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximated their fair value due to their short-term maturities. The remaining financial instruments were reported on the Company’s condensed consolidated balance sheets at amounts that approximate current fair values based on market based assumptions and inputs.

As a basis for categorizing inputs, the Company uses a three tier fair value hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions as follows:

Level 1:	Unadjusted quoted prices for identical assets in an active market.

Level 2:	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full-term of the asset.

Level 3:	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset.

The following table presents the hierarchy for the Company’s financial instruments measured at fair value on a recurring basis for the indicated dates:

	Fair Value as of June 30, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents	$12,679	$—	$—	$12,679
Total financial assets	$12,679	$—	$—	$12,679

Earnout liability	$—	$—	$30	$30
Derivative liability (see Note 7)	—	—	1,790	1,790
Total financial liabilities	$—	$—	$1,820	$1,820

	Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents	$12,338	$4,492	$—	$16,830
Short-term investments	1,261	6,803	—	8,064
Total financial assets	$13,599	$11,295	$—	$24,894

Earnout liability	$—	$—	$30	$30
Derivative liability (see Note 7)	—	—	1,135	1,135
Total financial liabilities	$—	$—	$1,165	$1,165

The Company’s Level 1 assets included bank deposits, certificates of deposit and actively traded money market funds with an original maturity of 90 days or less at June 30, 2020 and December 31, 2019. Asset values were considered to approximate fair value due to their short-term nature.

The Company’s Level 2 assets included commercial paper and corporate bonds with maturities of less than one year that are not actively traded which were classified as available-for-sale securities. The level 2 cash equivalents consist of U.S. agency bonds and corporate commercial paper that mature in less than 90 days which are valued using quoted prices and other data values. The estimated fair values of these securities were determined by third parties using valuation techniques that incorporate standard observable inputs and assumptions such as quoted prices for similar assets, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids/offers and other pertinent reference data.

The Company’s cash and cash equivalents and short-term investments had quoted prices at June 30, 2020 and December 31, 2019 as shown below:

	June 30, 2020
	Amortized	Unrealized	Market
	Cost	Gain / (Loss)	Value
	(in thousands)
Bank deposits and money market funds	$12,679	$—	$12,679
	$12,679	$—	$12,679

	December 31, 2019
	Amortized	Unrealized	Market
	Cost	Gain / (Loss)	Value
	(in thousands)
Bank deposits and money market funds	$13,599	$—	$13,599
Financial and corporate debt securities	11,294	1	11,295
	$24,893	$1	$24,894

The Company’s Level 3 liability included the fair value of the earnout liability and the fair values of the Encina and Deerfield derivative liabilities at June 30, 2020 and December 31, 2019.

The fair value of the Encina derivative liability was determined after taking into consideration valuations using the Probability Weighted Discounted Cash Flow method based on assumptions at June 30, 2020 and December 31, 2019. The fair value of the Deerfield derivative liability was determined after taking into consideration valuations using the Monte Carlo method based on assumptions at June 30, 2020 and December 31, 2019. The methodologies and significant inputs used in the determination of the fair value of the debt derivative liability were as follows:

	Encina Derivative Liability		Deerfield Derivative Liability
Date of Valuation	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Valuation Method	Discounted Cash Flow	Discounted Cash Flow	Monte Carlo	Monte Carlo
Volatility (annual)	N/A	N/A	N/A	N/A
Time period from valuation until maturity of debt (yrs.)	1.9	2.4	1.9	2.4
Cumulative probability of a change in control prepayment implied by model	20.4%	23.9%	18%	23%
Cumulative probability of other accelerated prepayments implied by model	N/A %	N/A %	21%	10%
Discount rate	6.0%	6.0%	37.42%	25.34%
Fair value of liability at valuation date (thousands)	$47	$66	$1,743	$1,069

Significant changes to these assumptions would result in increases or decreases to the fair value of the debt derivative liabilities.

Changes in Level 3 liabilities measured at fair value for the periods indicated were as follows:

Level 3
Liabilities
(in thousands)
Balance at December 31, 2019	$1,165
Change in fair value	655
Balance at June 30, 2020	$1,820

Note 5. Inventories

Inventories at the indicated dates consist of the following:

	June 30,	December 31,
	2020	2019
	(in thousands)
Raw materials	$3,558	$3,679
Work in process	1,538	935
Finished goods	4,485	7,082
Inventory at cost	9,581	11,696
Inventory reserve	(851)	(686)
	$8,730	$11,010

Note 6. Accrued expenses

Accrued expenses as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30,	December 31,
	2020	2019
	(in thousands)
Accrued savings offers	$9,726	$16,790
Accrued rebates	4,467	6,109
Accrued customer returns	3,761	5,122
Accrued wholesaler fees	2,241	5,014
Accrued payroll and benefits	4,051	4,485
Other accrued expenses	1,876	2,668
Total accrued expenses	$26,122	$40,188

Note 7. Debt

Short-term line of credit

On October 2, 2019, the Company entered into the Loan Agreement with Encina. Under the Loan Agreement, Encina will extend up to $25.0 million in secured revolving loans to the Company (the “Revolving Loans”), of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivable. The Revolving Loans bear variable interest through maturity at the one-month London Interbank Offered Rate (“LIBOR”), plus an applicable margin of 4.50%. In addition, the Company is required to pay an unused line fee of 0.50% of the average unused portion of the maximum revolving facility amount during the immediately preceding month. Interest is payable monthly in arrears, upon a prepayment of a loan and on the maturity date. The maturity date under the Loan Agreement is May 11, 2022.

In the event that, for any reason, all or any portion of the lenders’ commitment to make revolving loans is terminated prior to the scheduled maturity date, in addition to the payment of the principal amount and all unpaid accrued interest and other amounts due thereon, the Company is required to pay to the lender a prepayment fee equal to (i) 2.0% of the revolving loan commitment if such event occurs on or before October 2, 2020, (ii) 1.0% of the revolving loan commitment if such event occurs after October 2, 2020 but on or before October 2, 2021, and (iii) 0.5% of the revolving loan commitment if such event occurs after October 2, 2021 but before May 11, 2022.

The Company may permanently terminate the revolving loan facility by prepaying all outstanding principal amounts and all unpaid accrued interest and other amounts due thereon, subject to at least five business days prior notice to the lender and the payment of a prepayment fee as described above.

The Loan Agreement contains customary affirmative covenants, negative covenants and events of default, as defined in the Loan Agreement, including covenants and restrictions that, among other things, require the Company to satisfy certain capital expenditure and other financial covenants, and restrict the Company’s ability to incur liens, incur additional indebtedness, engage in mergers and acquisitions or make asset sales without the prior written consent of the Lenders. A failure to comply with these covenants could permit the Lenders to declare the Company’s obligations under the Loan Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above. As of June 30, 2020, the Company was in compliance with the covenants under the Loan Agreement.

In connection with the Loan Agreement, the Company evaluated to determine if the embedded components in the agreement qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $0.1 million for the fair value of the additional interest contingent upon a change in control. As of June 30, 2020, the fair value of the derivative was $47,000 (see Note 4).

Total interest expense on the short-term line of credit, including deferred financing costs amortization, was $0.3 million and $0.5 million for the three and six months ended June 30, 2020, respectively. The Company incurred $1.3 million in financing costs, which are recorded as deferred financing costs and amortized over the term of the revolving loan as additional interest expense using an effective interest rate of 6.56%. For the three and six months ended June 30, 2020, deferred financing cost amortization of $0.1 million and $0.2 million, respectively, was charged to interest expense. The unamortized cost of $1.0 million as of June 30, 2020 was included in other assets in the condensed consolidated balance Sheets.

As of June 30, 2020, the Company had $4.5 million borrowing outstanding under the Revolving Loan and had $6.4 million available for borrowing.

Long-term debt

Long-term debt at the indicated dates consists of the following:

	June 30,	December 31,
	2020	2019
	(in thousands)
Deerfield senior secured credit facility, net of discount of $3,124 and $1,982, respectively	$32,876	$43,768
Financing leases, maturing through May 2024	378	1,167
	33,254	44,935
Less current portion	(20,096)	(15,836)
Long-term debt	$13,158	$29,099

Senior secured credit facility: On May 11, 2016, the Company entered into a $60.0 million senior secured credit facility (the “Facility”) with Deerfield Private Design Fund III, L.P. (66 2/3% of Facility) and Deerfield Partners, L.P. (33 1/3% of Facility) (collectively, “Deerfield”), as lenders. In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share (see Note 9). Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions.

Principal on the Facility was due in three equal annual installments beginning in May 2019 and continuing through May 2021, with a final payment of principal, interest and all other obligations under the Facility due May 11, 2022. Interest is due quarterly beginning in June 2016, at a rate of 12.95% per year. The Company had an option, which it exercised, to defer payment of each of the first four interest payments, adding such amounts to the outstanding loan principal. The aggregate $6.6 million in deferred interest payments (the “Accrued Interest”) was due and payable on June 1, 2017. Borrowings under the Facility are collateralized by substantially all of the Company’s assets, except the assets under finance lease. The terms of the Facility require the Company to maintain cash on deposit of not less than $5.0 million.

On June 1, 2017 (the “Amendment Date”), the Company and Deerfield entered into a First Amendment (the “Amendment”) to the Facility which extended the date to repay the Accrued Interest under the Facility to June 1, 2018 (the “PIK Maturity Date”), which could have been extended to June 1, 2019 at the election of the Company if certain conditions had been met as specified in the Amendment. The right to payment of the Accrued Interest was memorialized in the form of senior secured convertible notes (the “Convertible Notes”) issued to Deerfield on the Amendment Date. The $6.6 million of Convertible Notes was convertible into shares of the Company’s common stock at the noteholder’s option.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled. The Company has filed a registration statement with the SEC covering the registration of these shares.

The Company has accounted for the Amendment as a debt modification as the instruments were not substantially different; therefore, the remaining debt discount on the original Facility is being amortized using the effective interest method over the remaining term of the modified debt. The Company evaluated the Amendment together with the Convertible Notes to determine if those contracts or embedded components of those contracts qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $2.1 million for the fair value of the change in control and other accelerated payment features as the prepayment fees resulted in premiums that were greater than 10%. As of June 30, 2020, the fair value of the derivative was $1.7 million (see Note 4). As the change in control and other accelerated payments terms, including the prepayment fees, were applied to the entire debt per the terms of the amended Facility, the corresponding debt discount will be amortized using the effective interest method over the remaining term of the Facility. The fees paid to or on behalf of the creditor for the debt modification totaled $40,000 and were recorded as additional debt discount on the amended Facility to be amortized to interest expense using the effective interest method over the term of the Facility. The Company’s evaluation also determined that the embedded conversion options should not be bifurcated as derivatives from the Convertible Notes host instruments. Therefore, the Company recorded a $0.6 million discount to the convertible notes for the intrinsic value of the embedded conversion option based upon the difference between the fair value of the underlying common stock on June 1, 2017 and the effective conversion price embedded in the Convertible Notes, which was amortized using the effective interest method to interest expense over the one-year term of the Convertible Notes. The Company recorded a $0.6 million corresponding credit to a beneficial conversion feature classified as additional paid in capital on June 1, 2017 in stockholders’ (deficit) equity in the Company’s financial statements.

In connection with the Facility, the Company paid a $1.4 million yield enhancement fee to Deerfield, approximately $0.2 million of legal costs to the Company’s attorneys and $0.1 million of legal costs on behalf of Deerfield’s attorneys, all of which were recorded as debt discount and amortized over the six-year term of the Facility, using the effective interest method.

On November 5, 2018, the Company and Deerfield entered into an amendment (the “Second Amendment”) to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of an underwritten public offering of the Company’s shares of its common stock for gross proceeds of at least $30.0 million, plus additional shares of the Company’s shares of its common stock for additional gross proceeds of at least $4.5 million (the “November Offering”). The remaining $52.5 million of principal under the Facility was and is due as follows: $7.5 million on May 11, 2019, $15.0 million on May 11, 2020 (the “2020 Principal Payment”), $15.0 million on May 11, 2021 and $15.0 million on May 11, 2022; provided, that the 2020 Principal Payment due date was to be extended to May 11, 2021 or May 11, 2022 subject to certain achievement of net sales during periods ending 2019 and 2020, respectively. The net sales milestone was not met for the period ending December 31, 2019. If all or any of the principal are prepaid or required to be prepaid under the Second Agreement prior to December 31, 2021, then the Company shall pay, in addition to such prepayment and accrued interest thereon, a prepayment premium equal to 6.25% of the amount of principal prepaid. Additionally, the Company shall pay all interest which, absent such prepayment, would have accrued on the principal prepaid through May 11, 2020 in connection with a prepayment due to a Change of Control of the Company or through December 31, 2020 in connection with any other prepayment, whether voluntary or in an Event of Default. If such prepayment occurs after December 31, 2021 then no prepayment premium is due. In addition, upon the payment in full of the Obligations (whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date), the Company shall pay to Deerfield a non-refundable exit fee in the amount of $750,239, which shall be due and payable in cash. Pursuant to the terms of the Facility, as amended, a $7.5 million principal payment was paid in cash in May 2019.

Pursuant to the Second Amendment, upon the effectiveness thereof, the Company amended and restated its outstanding notes under the Second Agreement in the form of senior secured convertible notes (the “A&R Notes”). Under the terms of the Second Amendment and the A&R Notes, beginning on or about May 11, 2019, the Company will have the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. The payment share price will be 93% of the lesser of (A) the Last Bid Price prior to the payment date and (B) the arithmetic average of the volume weighted average price on each of the ten consecutive trading days immediately preceding the payment date. Principal may not be satisfied at a price less than $3.00 per share, and the Company may not issue to Deerfield a number of shares upon any such payment to the extent that, upon such issuance, the number of shares beneficially owned by Deerfield and its affiliates would exceed 4.985% of the total number of shares of the Company’s common stock then issued and outstanding (the “4.985% Cap”). Additionally, Deerfield has the right to convert the remaining principal into shares of Common Stock not to exceed 3,796,668 shares in the aggregate (collectively, the “Conversion Shares”); provided, that the Lenders could have only converted up to 50% of the remaining principal on or before November 5, 2019. Deerfield’s per share conversion price will be 95% reducing to a maximum 83% by one full percentage point for each full or partial calendar month between the date of the applicable conversion and the date on which such principal payment would otherwise be due, of the greater of (A) the average of the volume weighted average prices per share of the Common Stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion, and (B) $10.00 (subject to adjustment for Stock Events e.g. stock dividend, stock split etc.) (the “Variable Price Conversion”). Deerfield may not acquire a number of shares upon any such conversion to the extent that, upon such conversion, the number of shares beneficially owned by Deerfield and its affiliates would exceed the 4.985% Cap.

In conjunction with the Second Amendment to the Facility and the related issuance of the A&R Notes, the Company entered into a Registration Rights Agreement (the “Second Registration Agreement”) pursuant to which the Company was required to file a registration statement with the SEC to register the Conversion Shares within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Second Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the maximum number of shares that may be converted. The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any Financial Industry Regulatory Agency (“FINRA”) requests. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Second Registration Agreement cease to hold any Registrable Securities. For each registration, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company expects to satisfy all of its obligations under the Second Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability had been recorded (see Note 12).

On October 2, 2019, in connection with the Loan Agreement with Encina, the Company entered into a fourth amendment to the Facility (the “Fourth Amendment”) with Deerfield. Under the Fourth Amendment, the Company restated its representations and warranties made under the Facility and made additional representations and warranties consistent with those in the Loan Agreement. In addition, the affirmative covenants, negative covenants and events of default contained in the Facility were expanded to conform to applicable provisions in the Loan Agreement. The Fourth Amendment was neither a modification nor an extinguishment and had no change in cash flows, and as such, it did not have a material effect on the Company’s financial statements.

On May 6, 2020, the Company and Deerfield entered into an amendment (the “Fifth Amendment”) to the Facility pursuant to which the Company deferred $5.0 million of principal (“Deferred Principal”) otherwise due on May 11, 2020. The Company is required to pay the Deferred Principal in eight equal monthly installments beginning on September 11, 2020 and ending on April 11, 2021. Under the Amendment, Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into the Company’s common stock at a conversion price of $1.50 per share. Any monthly payment otherwise due for the Deferred Principal will be deferred to May 11, 2021 for any month in which the Company’s common stock trades above $1.50 for 10 consecutive days. In addition, the Deferred Principal obligation is reduced by principal converted during the previous calendar month. A $250,000 incremental exit fee (the “Additional Exit Payment”) will be due in cash when the Facility is paid in full. Pursuant to the terms of the Facility, as amended, a $10.0 million principal payment was paid in cash on May 11, 2020. The remaining $35.0 million of principal under the Facility is due as follows: $5.0 million in equal monthly installments of $625,000 beginning in September 2020 and ending in April 2021, $15.0 million on May 11, 2021 (the “2021 Principal Payment”) and $15.0 million on May 11, 2022 (the “2022 Principal Payment”). In addition, upon the payment in full of the Obligations (whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date), the Company shall pay to Deerfield an additional non-refundable exit fee in the amount of $1,000,239 inclusive of the Additional Exit Payment, which shall be due and payable in cash.

Pursuant to the Fifth Amendment, upon the effectiveness thereof, the Company amended and restated the Senior Secured Convertible Notes (as amended and restated, the “Convertible Notes”) to provide for the conversion of up to $10.0 million of the remaining principal due under the facility into the Company’s common stock at a conversion price of $1.50 per share (the “Fixed Price Conversion”). The ability to issue shares upon a Fixed Price Conversion is also subject to customary beneficial ownership caps as described in the Convertible Notes. The Convertible Notes retained the Variable Price Conversion for any additional conversions, which remain subject to customary beneficial ownership caps and exchange caps as described therein. The shares of common stock issuable upon the Fixed Price Conversion and the Variable Price Conversion are referred to herein as the “Conversion Shares”.

The Company has accounted for the Fifth Amendment to the Facility Agreement and related Convertible Notes as a debt modification as the instruments were not substantially different; therefore, the remaining debt discount on the original Facility is being amortized using the effective interest method over the remaining term of the modified debt. The Company’s evaluation of the Fifth Amendment identified no new derivative liability for the fair value of the change in control and other accelerated payment features. However, the Company’s evaluation identified new embedded conversion options that should not be bifurcated as derivatives from the Convertible Notes host instruments. Therefore, the Company recorded a $1.7 million discount to the convertible notes for the incremental intrinsic value of the new embedded conversion option based upon the difference between the fair value of the underlying common stock on May 6, 2020 and the effective conversion price embedded in the Convertible Notes, which will be amortized using the effective interest method to interest expense over the remaining term of the Convertible Notes. The Company recorded a $1.7 million corresponding credit to a fair value conversion feature on convertible notes classified as additional paid in capital on May 6, 2020 in stockholders’ (deficit) equity in the Company’s financial statements. The fees paid to or on behalf of the creditor for the debt modification totaled $36,000 and, together with the Additional Exit Payment of $250,000, were recorded as additional debt discount on the amended Facility to be amortized to interest expense using the effective interest method over the remaining term of the Facility.

Pursuant to the A&R Notes, if the Company fails to provide the number of Conversion Shares, then the Company would have to pay damages to Deerfield or subsequent holder or any designee for each day after the third business day after receipt of notice of conversion that such conversion is not timely effected. The Facility also contains certain customary nonfinancial covenants, including limitations on the Company’s ability to transfer assets, engage in a change of control, merge or acquire with or into another entity, incur additional indebtedness and distribute assets to shareholders. Upon an event of default, the lenders may declare all outstanding obligations accrued under the Facility to be immediately due and payable, and exercise its security interests and other rights. As of June 30, 2020, the Company was in compliance with the covenants under the Facility.

Total interest expense on the Facility, including debt discount amortization, was $1.8 million and $3.6 million for the three and six months ended June 30, 2020, respectively, and $1.9 million and $4.0 million for the three and six months ended June 30, 2019, respectively. Debt discount amortization for the Facility, including the Amendment after June 1, 2017, was calculated using the effective interest rates of 15.03% on the original facility debt and after the Fifth Amendment on May 6, 2020, using the effective interest rate of 21.3%, charged to interest expense and totaled $0.5 million and $0.8 million for the three and six months ended June 30, 2020, respectively, and $0.3 million and $0.7 million for the three and six months ended June 30, 2019, respectively.

Financing lease obligations: Financing lease obligations consist of sale-leaseback and equipment leases, both of which included options to purchase at the end of the lease term. During the year ended December 31, 2017, the Company entered into an agreement with Essex Capital Corporation (“Essex”) for the sale-leaseback of newly acquired assets with a total capitalized cost of $3.2 million. The approximate imputed interest rate on these leases was 14.9%. The Essex leases matured in February 2020 and May 2020 and all lease buy-out liabilities were satisfied. During the year ended December 31, 2019, the Company entered into an equipment lease with a total capitalized cost of $0.4 million, with a bargain purchase option at the end of the lease term. The approximate interest rate on the lease is 6.5%. Interest expense on these leases was $16,000 and $45,000 for the three and six months ended June 30, 2020, respectively, and $0.1 million for each of the three and six months ended June 30, 2019.

Future principal payments of long-term debt including financing leases are as follows:

Period ending:	June 30,
(in thousands)
2021	$20,096
2022	16,102
2023	96
2024	84

Future principal payments	$36,378

Less unamortized debt discount related to long-term debt	(3,124)
Less current portion of long-term debt	(20,096)

Total long-term debt, net of current portion	$13,158

Note 8. Leases

The Company leases real estate, warehouses and certain equipment. The Company determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the condensed consolidated balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s operating leases do not provide an implicit rate of return, the Company considered its other similar term collateralized financing arrangements, including the Essex sale-leaseback and equipment leases, certain vendor-direct equipment financing and the Deerfield debt facility, as amended, to determine its incremental borrowing rate. Operating lease ROU assets are comprised of the lease liability plus prepaid rents and are reduced by lease incentives and deferred rents. The Company has lease agreements with non-lease components which are not bifurcated.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years. The exercise of a lease renewal option typically occurs at the discretion of both parties. Certain leases also include options to purchase the leased property. For purposes of calculating operating lease liabilities, lease terms are deemed not to include options to extend the lease termination until it is reasonably certain that the Company will exercise that option. Certain of the Company’s lease agreements include payments adjusted periodically for fair market value and certain other percentage increases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,		Statement of Operations
	2020	2019	2020	2019	Classification
	(in thousands)		(in thousands)
Lease cost:
Operating lease cost	$269	$269	$538	$533	Cost of goods sold and operating expenses

Short-term lease cost	7	12	15	24	Cost of goods sold and operating expenses

Variable lease cost	53	59	106	112	Cost of goods sold and operating expenses
Finance lease cost:
Amortization of leased assets	117	133	251	252	Cost of goods sold
Interest on lease liabilities	16	58	45	122	Interest expense
Total net lease cost	$462	$531	$955	$1,043

Supplemental condensed consolidated balance sheet information related to leases is as follows:

	June 30, 2020	December 31, 2019	Balance Sheet Classification
	(in thousands)
Leases:
Assets:
Operating lease assets	$2,791	$3,044	Operating lease right-of-use assets
Finance lease assets	402	2,580	Property, plant and equipment, net
Total leased assets	$3,193	$5,624

Liabilities:
Current:
Operating leases	$708	$681	Current portion of operating lease liabilities
Finance leases	96	836	Current portion of long-term debt
Noncurrent:
Operating leases	2,900	3,254	Operating lease liabilities
Finance leases	282	331	Long-term debt, net of current portion
Total lease liabilities	$3,986	$5,102

	June 30, 2020	December 31, 2019
Weighted-Average Remaining Lease Term (years)
Operating lease assets	4.3	4.7
Finance lease assets	3.7	1.8

Weighted-Average Discount Rate
Operating lease assets	15.0%	15.0%
Finance lease assets	6.4%	11.8%

Supplemental consolidated cash flow information related to leases is as follows:

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$612	$581
Operating cash flows from finance leases	46	121
Financing cash flows from finance leases	788	515

ROU assets obtained in exchange for new finance lease liabilities	—	406
ROU assets obtained in exchange for new operating lease liabilities	$—	$135

Maturities of lease liabilities are as follows:

	June 30, 2020
	Operating Leases	Finance Leases
	(in thousands)
2020 - remaining	$614	$59
2021	1,118	117
2022	1,060	115
2023	1,055	95
2024	1,106	40
Total lease payments	$4,953	$426
Less amount representing interest	(1,345)	(48)
Total lease obligations	$3,608	$378

Note 9. Common stock

On August 1, 2016, the Company filed a shelf registration statement on Form S-3, which was declared effective by the SEC on August 12, 2016. This shelf registration statement covered the offering, issuance and sale by the Company of up to an aggregate of $125.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2016 Shelf”). The Company simultaneously entered into a sales agreement with Cowen and Company, LLC, as sales agent, to provide for the offering, issuance and sale by the Company of up to $40.0 million of its common stock from time to time in “at-the-market” offerings under the 2016 Shelf (the “Cowen Sales Agreement”).

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock under the 2016 Shelf at a public offering price of $5.00 per share, which included 750,000 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option. Deerfield participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately $26.7 million.

On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock under the 2016 Shelf at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock which was exercised in full on July 26, 2017. The net proceeds to the Company through July 26, 2017 from this offering, after deducting offering expenses payable by the Company, were approximately $34.3 million.

During the year ended December 31, 2017, the Company sold an aggregate 749,639 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $5.01 per share for gross proceeds of $3.7 million and net proceeds of $3.6 million and paying total compensation to the sales agent of approximately $0.1 million.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three-trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled.

During the year ended December 31, 2018, the Company sold an aggregate 651,525 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $6.25 per share for gross proceeds of $4.1 million and net proceeds of $3.9 million and paying total compensation to the sales agent and other costs of approximately $0.2 million.

On November 5, 2018, the Company filed Supplement No. 1 to the prospectus dated August 12, 2016, which reduced the size of the continuous offering by the Company under such prospectus relating to the offering of Common Stock pursuant to the Sales Agreement. Following the reduction, the Company was authorized to issue up to $7,825,113 of its common stock pursuant to the Sales Agreement (inclusive of amounts previously sold thereunder prior to the date hereof), equal to aggregate gross proceeds of sales of the Company’s common stock under the Sales Agreement as of that date, and sales of common stock under the Sales Agreement were suspended. The Cowen Sales Agreement terminated with the expiration of the 2016 Shelf on August 12, 2019.

On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. This offering met the criteria for the November Offering.

During the six months ended June 30, 2020, the Company issued 17,841 shares of common stock pursuant to the conversion of vested RSUs and 4,582 shares of common stock pursuant to the exercise of vested stock options. During the year ended December 31, 2019, the Company issued 20,328 shares of common stock pursuant to the conversion of vested RSUs and 36,040 shares of common stock pursuant to the exercise of vested stock options.

On March 18, 2019, the Company filed a shelf registration statement covering the offering, issuance and sale by the Company of up to an aggregate of $100.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2019 Shelf”), which was declared effective by the SEC on May 1, 2019. Effective as of August 12, 2019, the 2016 Shelf is no longer available for further primary offerings or sales of the Company’s securities. The Company simultaneously entered into a sales agreement with Cantor Fitzgerald & Co., as sales agent, to provide for the offering, issuance and sale by the Company of up to $30.0 million of its common stock from time to time in “at-the-market” offerings under the 2019 Shelf (the “Cantor Sales Agreement”). No sales have been made under the Cantor Sales Agreement during the six months ended June 30, 2020. As of June 30, 2020, $100.0 million of the Company’s common stock, preferred stock, debt securities, warrants and/or units remained available to be sold pursuant to the 2019 Shelf, including $30.0 million of the Company’s common stock which remained available to be sold under the Cantor Sales Agreement, subject to certain conditions specified therein.

Note 10. Share-based Compensation

Share-based Compensation Plans

In July 2015, the Company adopted the Neos Therapeutics, Inc. 2015 Stock Option and Incentive Plan (“2015 Plan”) which became effective immediately prior to the closing of the IPO and initially had 767,330 shares of common stock reserved for issuance. On January 1, 2016 and each January 1 thereafter, the number of shares of common stock reserved and available for issuance under the 2015 Plan shall be cumulatively increased by five percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or such lesser number of shares determined by the administrator of the 2015 Plan. Accordingly, on January 1, 2020 and 2019, the Company added 2,486,633 shares and 2,483,815 shares, respectively, to the option pool. The 2015 Plan superseded the Neos Therapeutics, Inc. 2009 Equity Plan (“2009 Plan”), originally adopted in November 2009 and which had 1,375,037 shares reserved and available for issuance. Effective upon closing of the IPO, the Company’s Board of Directors determined not to grant any further awards under the 2009 Plan.

The shares of common stock underlying any awards that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2009 Plan will be added to the shares of common stock available under the 2015 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. The 2015 Plan is administered by the Company’s Compensation Committee, which has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. The Company’s Compensation Committee may delegate authority to grant certain awards to the Company’s chief executive officer. Through June 30, 2020, the Company has granted options, restricted stock and RSUs under the 2015 Plan, or previously, the 2009 Plan. The exercise price per share for the stock covered by a stock award granted shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the 2015 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment.

The 2009 Plan allowed the Company to grant options to purchase shares of the Company’s common stock and to grant restricted stock awards to members of its management and selected members of the Company’s board of directors. Restricted stock awards are recorded as deferred compensation and amortized into compensation expense, on a straight-line basis over a defined vesting period ranging from 1 to 48 months. Options were granted to officers, employees, nonemployee directors and consultants, and independent contractors of the Company. The Company also granted performance-based awards to selected management. The performance options vested over a three-year period based on achieving certain operational milestones and the remaining options vested in equal increments over periods ranging from two to four years. Unexercised options under the 2009 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment. All terminated options are available for reissuance under the 2015 Plan. Since the inception of the 2015 Plan through June 30, 2020, 440,111 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. During the six months ended June 30, 2020, 6,247 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. As of June 30, 2020, 3,343,574 shares of common stock remain available for grant under the 2015 Plan.

In June 2018, the Company adopted the Neos Therapeutics, Inc. 2018 Inducement Plan (the “Inducement Plan”) which had 800,000 shares of common stock reserved and available for issuance. The Inducement Plan allows the Company to grant equity awards to induce highly-qualified prospective officers and employees who are not currently employed by the Company to accept employment and provide them with a proprietary interest in the Company. The Inducement Plan is administered by the Company’s compensation committee. The exercise price per share for the stock covered by a stock award granted pursuant to the Inducement Plan shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the Inducement Plan expire after 10 years following the grant date. Under the Company’s employment agreement dated June 27, 2018 with Gerald McLaughlin, the Company’s Chief Executive Officer, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 600,000 shares of the Company’s common stock, which vests in equal annual installments over four years from Mr. McLaughlin’s start date. In addition, on July 30, 2018, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 200,000 shares of the Company’s common stock. The shares underlying this option shall vest subject to certain performance metrics to be evaluated for the fiscal year ending December 31, 2019. Certain criteria of the performance metrics for these options were not met as of December 31, 2019, resulting in forfeiture and cancelation of 100,000 shares during the six months ended June 30, 2020. As of June 30, 2020, 100,000 shares of common stock remain available for grant under the Inducement Plan.

Share-based Compensation Expense

The Company has reported share-based compensation expense for the three and six months ended June 30, 2020 and 2019, respectively, in its condensed consolidated statements of operations as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(in thousands)
Cost of goods sold	$65	$143	$151	$287
Research and development	75	115	160	205
Selling and marketing	60	91	153	211
General and administrative	611	673	1,249	1,193
	$811	$1,022	$1,713	$1,896

The total share-based compensation expense included in the table above is attributable to stock options and RSUs of $0.7 million and $0.1 million, respectively, for the three months ended June 30, 2020 and $1.5 million and $0.2 million, respectively, for the six months ended June 30, 2020. The total share based compensation expense included in the table above is attributable to stock options and RSUs of $1.0 million and $44,000, respectively, for the three months ended June 30, 2019 and $1.8 million and $0.1 million, respectively, for the six months ended June 30, 2019.

As of June 30, 2020, there was $4.1 million compensation costs, adjusted for any estimated forfeitures, related to non-vested stock options and RSUs granted under the Company’s equity incentive plans not yet recognized in the Company’s financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.5 years for stock options and 1.6 years for RSUs. There is no unrecognized compensation cost associated with grants of restricted stock.

Stock Options

During the six months ended June 30, 2020, the Company granted 1,956,250 options under the 2015 Plan. During the year ended December 31, 2019, the Company granted 2,119,708 options under the 2015 Plan.

The Company estimates the fair value of all stock options on the grant date by applying the Black-Scholes option pricing valuation model. The application of this valuation model involves assumptions that are highly subjective, judgmental and sensitive in the determination of compensation cost. Prior to the IPO, given the absence of an active market for the Company’s common stock prior to its IPO, the Company’s board of directors was required to estimate the fair value of its common stock at the time of each option grant primarily based upon valuations performed by a third-party valuation firm.

The weighted-average key assumptions used in determining the fair value of options granted during the period indicated are as follows:

Six Months Ended
June 30, 2020
Estimated dividend yield	0.00%
Expected stock price volatility	73.71%
Weighted-average risk-free interest rate	0.98%
Expected life of option in years	6.25
Weighted-average option fair value at grant	$0.73

A summary of outstanding and exercisable options as of June 30, 2020 and December 31, 2019 and the activity from December 31, 2019 through June 30, 2020, is presented below:

	Number of Options	Weighted-Average Exercise Price	Intrinsic Value
			(in thousands)
Outstanding at December 31, 2019	4,430,966	$5.551	$53
Exercisable at December 31, 2019	1,518,972	$8.735	$31
Granted	1,956,250	1.128
Exercised	(4,582)	0.320
Expired, forfeited or cancelled	(687,763)	2.590
Outstanding at June 30, 2020	5,694,871	$4.390	$2
Exercisable at June 30, 2020	2,453,075	$6.955	$2

The weighted-average remaining contractual life of options outstanding and exercisable on June 30, 2020 was 8.3 and 7.2 years, respectively. The option exercise prices for all options granted January 1, 2020 through June 30, 2020 ranged from $0.69 per share to $1.62 per share. The weighted-average remaining contractual life of options outstanding and exercisable on December 31, 2019 was 8.2 and 6.9 years, respectively. The option exercise price for all options granted in the year ended December 31, 2019 ranged from $1.36 to $3.14 per share.

Restricted Stock Units

On March 2, 2020, the Company granted 741,750 RSUs to members of its management that vest in two equal annual installments, beginning March 2, 2021. On June 10, 2020, the Company granted 164,171 RSUs to its non-employee directors that will vest on the one-year anniversary of the grant date and 136,250 RSUs to employees that will vest in two equal annual installments beginning on June 10, 2021.

The Company satisfies its RSUs by issuing shares of the Company’s common stock when RSUs vest and are issued. In addition, when RSUs vest and are issued, RSU recipients may elect to have the Company withhold units as consideration for the tax withholding obligation for their vested RSUs. During the six months ended June 30, 2020, 19,687 vested RSUs were converted into an equivalent 17,841 shares of common stock. The Company withheld 1,846 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the six months ended June 30, 2020. During the year ended December 31, 2019, 21,251 vested RSUs were converted into an equivalent 20,328 shares of common stock. The Company withheld 923 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the year ended December 31, 2019.

A summary of outstanding RSUs as of June 30, 2020 and December 31, 2019 and the activity from December 31, 2019 through June 30, 2020, is presented below:

	Number of RSUs	Weighted-Average Fair Value
Outstanding at December 31, 2019	54,063	$7.96
Granted	1,042,171	1.31
Vested	(19,687)	7.76
Expired, forfeited or cancelled	(10,000)	1.49
Outstanding at June 30, 2020	1,066,547	$1.53

Restricted stock

The Company did not issue any shares of restricted stock for the six months ended June 30, 2020, or for the year ended December 31, 2019. No vested restricted stock awards were settled during the six months ended June 30, 2020.

The Company had no unvested restricted stock as of June 30, 2020 and December 31, 2019. For the six months ended June 30, 2020, there were no shares of restricted stock granted or forfeited.

Note 11. Treasury stock

The Company has the authority to repurchase common stock from former employees, officers, directors or other persons who performed services for the Company at the lower of the original purchase price or the then-current fair market value. On October 16, 2017, October 17, 2016 and October 16, 2015, 14,895 shares, 9,709 shares and 9,197 shares, respectively, of restricted stock were surrendered by the holder to the Company to cover taxes associated with vesting of restricted stock and such shares were added back into the treasury stock of the Company, increasing total treasury stock to 33,801 shares as of June 30, 2020 and December 31, 2019.

Note 12. Commitments and contingencies

Registration Payment Arrangement: On November 5, 2018, in conjunction with the Second Amendment to the Facility and the related issuance of the Convertible Notes, the Company entered into the Registration Agreement which required the Company to file a registration statement with the SEC to register the Registrable Securities (see Note 7) within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the number of shares that would be issued up to the Exchange Cap as (defined in the agreement). The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any FINRA requests. Upon any Registration Failure, the Company shall pay additional damages to the Holder for each 30-day period (prorated for any partial period) after the date of such Registration Failure in an amount in cash equal to two percent of the original principal amount of the Convertible Notes. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Registration Agreement cease to hold any of the Registrable Securities. For each registration filing, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company currently expects to satisfy all of its obligations under the Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability has been recorded.

Patent Infringement Litigation: On October 31, 2017, the Company received a paragraph IV certification from Teva Pharmaceuticals USA, Inc. (“Teva”) advising the Company that Teva has filed an Abbreviated New Drug Application (“ANDA”) with the FDA for a generic version of Cotempla XR-ODT, in connection with seeking to market its product prior to the expiration of patents covering Cotempla XR-ODT. On December 13, 2017, the Company filed a patent infringement lawsuit in federal district court in the District of Delaware against Teva alleging that Teva infringed the Company’s Cotempla XR-ODT patents. On December 21, 2018, the Company entered into a Settlement Agreement (the “Teva Settlement Agreement”) and a Licensing Agreement (the “Teva Licensing Agreement” and collectively with the Teva Settlement Agreement, the “Teva Agreement”) with Teva that resolved all ongoing litigation involving the Company’s Cotempla XR-ODT patents and Teva’s ANDA. Under the Teva Agreement, the Company granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Teva Agreement has been submitted to the applicable governmental agencies.

On July 25, 2016, the Company received a paragraph IV certification from Actavis Laboratories FL, Inc. (“Actavis”) advising the Company that Actavis had filed an ANDA with the FDA for a generic version of Adzenys XR-ODT. On September 1, 2016, the Company filed a patent infringement lawsuit in federal district court against Actavis alleging that Actavis infringed the Company’s Adzenys XR-ODT patents. On October 17, 2017, the Company entered into a Settlement Agreement (the “Actavis Settlement Agreement”) and a Licensing Agreement (the “Actavis Licensing Agreement” and collectively with the Actavis Settlement Agreement, the “Actavis Agreement”) with Actavis that resolved all ongoing litigation involving the Company’s Adzenys XR-ODT patents and Actavis’s ANDA. Under the Actavis Agreement, the Company granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Actavis Agreement has been submitted to the applicable governmental agencies.

Other Litigation: On March 7, 2018 and April 18, 2019, the Company received citations advising the Company that the County of Harris Texas (“Harris County”) and the County of Walker Texas (“Walker County”) filed lawsuits on December 13, 2017 and January 11, 2019, respectively, against the Company and various other alleged manufacturers, promoters, sellers and distributors of opioid pharmaceutical products. Through these lawsuits, each of Harris County and Walker County seek to recoup as damages some of the expenses they allegedly have incurred to combat opioid use and addiction. Each of Harris County and Walker County also seeks punitive damages, disgorgement of profits and attorneys’ fees.

While the Company believes that these lawsuits are without merit and intends to vigorously defend against them, the Company is not able to predict at this time whether these proceedings will have a material impact on its results of operations.

Operating lease: The Company leases its Grand Prairie, Texas office space and manufacturing facility under an operating lease which expires in 2024. In addition, in December 2015, the Company executed a 60-month lease for additional office space in Blue Bell, Pennsylvania, which commenced on May 1, 2016. The Company is also liable for a share of operating expenses for both premises as defined in the lease agreements. The Company’s share of these operating expenses was $0.1 million for each of the three and six months ended June 30, 2020 and 2019. Rent expense for these leases, excluding the share of operating expenses, was $0.2 million for each of the three months ended June 30, 2020 and 2019, and $0.5 million for each of the six months ended June 30, 2020 and 2019.

Cash incentive bonus plan: In July 2015, the Company adopted the Senior Executive Cash Incentive Bonus Plan (“Bonus Plan”). The Bonus Plan provides for cash payments based upon the attainment of performance targets established by the Company’s compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to the Company, or corporate performance goals, as well as individual targets. The Company has recorded $0.4 million and $0.9 million of compensation expense for the three and six months ended June 30, 2020, respectively, and $0.5 million and $1.0 million for the three and six months ended June 30, 2019, respectively, under the Bonus Plan.

Note 13. License agreements

On October 23, 2018, the Company entered into an Exclusive License Agreement (“NeuRx License”) with NeuRx Pharmaceuticals LLC (“NeuRx”), pursuant to which NeuRx granted the Company an exclusive, worldwide, royalty-bearing license to research, develop, manufacture, and commercialize certain pharmaceutical products containing NeuRx’s proprietary compound designated as NRX-101, referred to by the Company as NT0502. NT0502 is a new chemical entity that is being developed by the Company for the treatment of sialorrhea, which is excessive salivation or drooling. Under the NeuRx License, the Company made an upfront payment of $0.2 million to NeuRx upon the execution of the agreement. During the six months ended June 30, 2020, the Company made a payment of $0.2 million following receipt of notice of allowance of the first Licensed Patent by the United States Patent and Trademark Office (“USPTO”), as defined in the NeuRx License. Such Licensed Patent subsequently was issued by the USPTO. Also, during the six months ended June 30, 2020, the Company met the completion of the first Pilot PK Study milestone, as defined in the NeuRx License, triggering a payment of $0.3 million that was made in April 2020. The Company may in the future be required to make certain development and milestone payments and royalties based on annual net sales, as defined in the NeuRx License. Royalties are to be paid on a country-by-country and licensed product-by-licensed product basis, during the period of time beginning on the first commercial sale of such licensed product in such country and continuing until the later of: (i) the expiration of the last-to-expire valid claim in any licensed patent in such country that covers such licensed product in such country; and/or (ii) expiration of regulatory exclusivity of such licensed product in such country.

Under the Teva Licensing Agreement, the Company granted Teva a non-exclusive license to certain patents owned by the Company by which Teva has the right to manufacture and market its generic version of Cotempla XR-ODT under its ANDA beginning on July 1, 2026, or earlier under certain circumstances. The Teva Licensing Agreement has been submitted to the applicable governmental agencies (see Note 12).

Under the Actavis Licensing Agreement, the Company granted Actavis a non-exclusive license to certain patents owned by the Company by which Actavis has the right to manufacture and market its generic version of Adzenys XR-ODT under its ANDA beginning on September 1, 2025, or earlier under certain circumstances. The Actavis Licensing Agreement has been submitted to the applicable governmental agencies (see Note 12).

On July 23, 2014, the Company entered into a Settlement Agreement and an associated License Agreement (the “2014 License Agreement”) with Shire LLC (“Shire”) for a non-exclusive license to certain patents for certain activities with respect to the Company’s New Drug Application (the “NDA”) No. 204326 for an extended-release orally disintegrating amphetamine polistirex tablet. In accordance with the terms of the 2014 License Agreement, following the receipt of the approval from the FDA for Adzenys XR-ODT, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in February 2016. The Company is paying a single digit royalty on net sales of Adzenys XR-ODT during the life of the patents.

On March 6, 2017, the Company entered into a License Agreement (the “2017 License Agreement”) with Shire, pursuant to which Shire granted the Company a non-exclusive license to certain patents owned by Shire for certain activities with respect to the Company’s NDA No. 204325 for an extended-release amphetamine oral suspension. In accordance with the terms of the 2017 License Agreement, following the receipt of the approval from the FDA for Adzenys ER, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in October 2017. The Company is paying a single digit royalty on net sales of Adzenys ER during the life of the patents.

Such license fees are capitalized as an intangible asset and are amortized into cost of goods sold over the life of the longest associated patent. The royalties are recorded as cost of goods sold in the same period as the net sales upon which they are calculated.

Additionally, each of the 2014 and 2017 License Agreements contains a covenant from Shire not to file a patent infringement suit against the Company alleging that Adzenys XR-ODT or Adzenys ER, respectively, infringes the Shire patents.

Note 14. Related party transactions

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share, which includes 750,000 shares of the Company’s common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price on February 17, 2017. On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock. Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of both public offerings, and as a result, is classified as a related party. The Company is obligated under a $60.0 million senior secured credit Facility that was issued by the Company to Deerfield. On June 1, 2017, the Company and Deerfield entered into an Amendment to the Company’s existing Facility with Deerfield which extended the date to repay the Accrued Interest under the Facility to June 1, 2018, which may have been extended to June 1, 2019 at the election of the Company if certain conditions have been met as specified in the Amendment. The right to payment of the Accrued Interest was memorialized in the form of Convertible Notes issued to Deerfield on the Amendment Date. On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled (see Note 7).

On November 5, 2018, the Company and Deerfield entered into the Second Amendment to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of the November Offering. The Second Amendment provides an option for the $15.0 million principal on the Facility due in May 2020 to be paid in either May 2021 or May 2022 upon the achievement of certain revenue milestones as described in the Second Amendment. The revenue milestone was not met for the period ending December 31, 2019. Also, pursuant to the Second Amendment, the Company amended and restated its outstanding notes under the Facility in the form of senior secured convertible notes. The Company has the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. Additionally, subject to the terms of the amended and restated convertible notes, Deerfield has the right to convert the remaining principal under the Facility into shares of Common Stock not to exceed 3,796,668 shares in the aggregate at a conversion price ranging from 95% to 83% of the greater of the average of the volume weighted average price per share of the Common Stock for the three-trading day period immediately preceding such conversion and $10.00. On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. Deerfield also participated in the purchase of the Company’s common shares as part of this offering (see Note 7).

On May 6, 2020, the Company and Deerfield entered into the Fifth Amendment pursuant to which the Company deferred $5.0 million of principal otherwise due on May 11, 2020. The Company is required to pay the Deferred Principal in eight equal monthly installments beginning on September 11, 2020 and ending on April 11, 2021. Under the Amendment, Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into the Company’s common stock at a conversion price of $1.50 per share. Any monthly payment otherwise due for the Deferred Principal will be deferred to May 11, 2021 for any month in which the Company’s common stock trades above $1.50 for 10 consecutive days. Also, pursuant to the Fifth Amendment, upon the effectiveness thereof, the Company amended and restated the Senior Secured Convertible Notes to provide for the conversion of up to $10.0 million of the remaining principal due under the facility into the Company’s common stock at a conversion price of $1.50 per share. The ability to issue shares upon a Fixed Price Conversion is also subject to customary beneficial ownership caps as described in the Convertible Notes. The Convertible Notes retained the Variable Price Conversion for any additional conversions, which remain subject to customary beneficial ownership caps and exchange caps as described therein. (see Note 7).

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(unaudited)

	March 31,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$27,858	$16,830
Short-term investments	3,992	8,064
Accounts receivable, net of allowances for chargebacks and cash discounts of $3,295 and $4,848 at March 31, 2020 and December 31, 2019, respectively	20,782	26,563
Inventories, net	10,218	11,010
Prepaid expenses and other current assets	2,904	4,092
Total current assets	65,754	66,559

Property and equipment, net	7,014	7,345
Operating lease right-of-use assets	2,920	3,044
Intangible assets, net	12,139	12,543
Other assets	1,266	1,382
Total assets	$89,093	$90,873

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$13,033	$6,650
Accrued expenses	30,556	40,188
Current portion of operating lease liabilities	707	681
Short-term line of credit	8,569	—
Current portion of long-term debt	15,534	15,836
Total current liabilities	68,399	63,355

Long-Term Liabilities:
Long-term debt, net of current portion	29,422	29,099
Operating lease liabilities	3,067	3,254
Derivative liability	1,231	1,135
Other long-term liabilities	154	160
Total long-term liabilities	33,874	33,648

Stockholders’ (Deficit) Equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding at March 31, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized at March 31, 2020 and December 31, 2019; 49,777,756 and 49,743,955 shares issued and outstanding, respectively, at March 31, 2020; 49,766,472 and 49,732,671 shares issued and outstanding, respectively, at December 31, 2019	50	50
Treasury stock, at cost, 33,801 shares at March 31, 2020 and December 31, 2019	(352)	(352)
Additional paid-in capital	328,956	328,056
Accumulated deficit	(341,835)	(333,885)
Accumulated other comprehensive income	1	1
Total stockholders’ deficit	(13,180)	(6,130)
Total liabilities and stockholders’ deficit	$89,093	$90,873

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended March 31,
	2020	2019
Revenues:
Net product sales	$14,493	$14,634

Cost of goods sold	6,389	6,396
Gross profit	8,104	8,238

Research and development expenses	2,035	3,197
Selling and marketing expenses	7,592	7,069
General and administrative expenses	4,365	3,793
Loss from operations	(5,888)	(5,821)

Interest expense	(2,037)	(2,115)
Other (expense) income, net	(25)	336
Net loss	$(7,950)	$(7,600)

Weighted average common shares outstanding used to compute net loss per share, basic and diluted	49,736,125	49,703,563

Net loss per share of common stock, basic and diluted	$(0.16)	$(0.15)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

(unaudited)

	Three Months Ended
	March 31,
	2020	2019
Net loss	$(7,950)	$(7,600)
Other comprehensive loss:
Net unrealized loss on short-term investments	—	(1)

Total other comprehensive loss	$—	$(1)

Comprehensive loss	$(7,950)	$(7,601)

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except shares)

(unaudited)

	Three Months Ended March 31,
	2020		2019
	Shares	Amount	Shares	Amount
Preferred Stock
Balance as of the beginning of the period	—	$—	—	$—
Balance as of the end of the period	—	—	—	—
Common Stock
Balance as of the beginning of the period	49,766,472	50	49,710,104	50
Issuance of common stock upon RSU conversion	10,451	—	11,006	—
Shares issued for exercise of stock options	833	—	35,207	—
Balance as of the end of the period	49,777,756	50	49,756,317	50
Treasury Stock
Balance as of the beginning of the period	(33,801)	(352)	(33,801)	(352)
Balance as of the end of the period	(33,801)	(352)	(33,801)	(352)
Additional Paid-In Capital
Balance as of the beginning of the period		328,056		325,130
Shares issued for exercise of stock options		—		11
Payroll tax withheld for RSU releases		(2)		(1)
Share-based compensation expense		902		874
Balance as of the end of the period		328,956		326,014
Retained Earnings
Balance as of the beginning of the period		(333,885)		(316,983)
Net loss		(7,950)		(7,600)
Balance as of the end of the period		(341,835)		(324,583)
Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the period		1		—
Net unrealized loss on investments		—		(1)
Balance as of the end of the period		1		(1)

Total stockholders’ deficit		$(13,180)		$1,128

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2020	2019
Cash Flows From Operating Activities:
Net loss	$(7,950)	$(7,600)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	902	874
Depreciation and amortization of property and equipment	491	549
Amortization of patents and other intangible assets	434	618
Changes in fair value of earnout, derivative and warrant liabilities	96	(129)
Amortization of senior debt issuance costs and discounts	465	357
Amortization of short-term investment purchase discounts	(23)	(16)
Gain on sale of equipment	—	(1)
Other adjustments	(6)	—
Changes in operating assets and liabilities:
Accounts receivable	5,781	4,579
Inventories	792	(909)
Other assets	1,186	1,477
Accounts payable	6,500	(4,178)
Accrued expenses	(9,630)	(1,700)
Operating lease liabilities	(37)	(24)
Net cash used in operating activities	(999)	(6,103)

Cash Flows From Investing Activities:
Purchases of short-term investments	(2,992)	(7,190)
Sales and maturities of short-term investments	7,087	—
Capital expenditures	(160)	(167)
Intangible asset expenditures	(30)	(18)
Net cash provided by (used in) investing activities	3,905	(7,375)

Cash Flows From Financing Activities:
Proceeds from the issuance of common stock, net of issuance costs	—	11
Payments made on borrowings	(326)	(250)
Proceeds from short-term line of credit	22,500	—
Payments made on short-term line of credit	(13,931)	—
Payment of debt financing costs	(119)	—
Payment of payroll taxes withheld for releases of restricted stock units	(2)	(1)
Net cash provided by (used in) financing activities	8,122	(240)

Increase (decrease) in cash and cash equivalents	11,028	(13,718)

Cash and Cash Equivalents:
Beginning	16,830	46,478
Ending	$27,858	$32,760

Supplemental Cash Flow Information:
Interest paid	$1,503	$1,764

See notes to condensed consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and nature of operations

Neos Therapeutics, Inc., a Delaware corporation, and its subsidiaries (the “Company”) is a fully integrated pharmaceutical company. The Company has developed a broad, proprietary modified-release drug delivery technology that enables the manufacture of single and multiple ingredient extended-release (“XR”) pharmaceuticals in patient- and caregiver-friendly orally disintegrating tablet (“ODT”) and oral suspension dosage forms. The Company has a pipeline of extended-release pharmaceuticals including three products approved by the U.S. Food and Drug Administration (the “FDA”) for the treatment of attention deficit hyperactivity disorder (“ADHD”). Adzenys XR-ODT was approved by the FDA in January 2016 and launched commercially in May 2016. The Company received approval from the FDA for Cotempla XR-ODT, its methylphenidate XR-ODT for the treatment of ADHD in patients 6 to 17 years old, in June 2017, and commercially launched in September 2017. Also, the Company received approval from the FDA for Adzenys ER oral suspension (“Adzenys ER”) in September 2017 and commercially launched this product in February 2018. In addition, the Company manufactures and markets a generic Tussionex (hydrocodone and chlorpheniramine) (“generic Tussionex”), extended-release oral suspension for the treatment of cough and upper respiratory symptoms of a cold. In addition to its marketed products, the Company is developing NT0502, its product candidate for the treatment of sialorrhea.

The ongoing global COVID-19 pandemic has resulted in significant governmental measures being implemented to control the spread of the virus and, while the Company cannot predict their scope and severity, these developments and measures have adversely affected its business, results of operations and financial condition and will likely continue to do so. The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business and is taking steps to minimize its impact on its business. However, the full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including sales, expenses, manufacturing, clinical trials, research and development costs and employee-related amounts, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 pandemic or the effectiveness of actions taken to contain the pandemic or treat its impact, among others. Furthermore, if the Company or any of the third parties with whom it engages, were to experience additional or prolonged shutdowns or other business disruptions, the Company’s ability to conduct its business in the manner and on the timelines presently planned could be materially or negatively affected, which could have a material adverse impact on its business, results of operation and financial condition.

Note 2. Summary of significant accounting policies

Basis of presentation: The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), for interim information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flows. In the opinion of management, all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results of operations for and financial condition as of the end of the interim period have been included. Results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results for the year ending December 31, 2020 or any period thereafter. The audited consolidated financial statements as of and for the year ended December 31, 2019 included information and footnotes necessary for such presentation and were included in the Neos Therapeutics, Inc. Annual Report on Form 10-K filed with the SEC on March 13, 2020. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019.

Principles of consolidation: At March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019, the consolidated financial statements include the accounts of the Company and its four wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Liquidity: During 2019 and the three months ended March 31, 2020, the Company incurred operating losses and used cash to fund operations. Management intends to achieve profitability through revenue growth from its currently marketed pharmaceutical products. The Company does not anticipate it will be profitable until such time as revenues from Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER increase substantially over current levels. On October 2, 2019, the Company entered into a senior secured credit agreement with Encina Business Credit, LLC (“Encina”) as agent for the lenders (the “Loan Agreement”), in which Encina will extend up to $25.0 million in secured Revolving Loans to the Company, of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivables. Accordingly, management has performed the review required for going concern accounting and believes the Company presently has sufficient liquidity to continue to operate for the next twelve months after the filing of this Quarterly Report on Form 10-Q.

Cash equivalents: The Company invests its available cash balances in bank deposits and money market funds. The Company considers highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company’s primary objectives for investment of available cash are the preservation of capital and the maintenance of liquidity.

Short-term investments: Short-term investments, if any, consist of debt securities that have original maturities greater than three months but less than or equal to one year and are classified as available-for-sale securities. Such securities are carried at estimated fair value, with any unrealized holding gains or losses reported, net of material tax effects reported, as accumulated other comprehensive income or loss, which is a separate component of stockholders’ deficit. Realized gains and losses, and declines in value judged to be other-than-temporary, if any, are included in other income in the consolidated results of operations. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in fair value charged to earnings in that period, and a new cost basis for the security is established. Dividend and interest income are recognized in other income when earned. The cost of securities sold is calculated using the specific identification method. The Company places all investments with government agencies or corporate institutions whose debt is rated as investment grade. The Company classifies all available-for-sale marketable securities with maturities greater than one year from the balance sheet date, if any, as non-current assets.

Inventories: Inventories are measured at the lower of cost (first in, first out) or net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. Cost elements include material, labor and manufacturing overhead. Inventories consist of raw materials, work in process and finished goods.

Until objective and persuasive evidence exists that regulatory approval has been received and future economic benefit is probable, pre-launch inventories are expensed into research and development. Manufacturing costs for the production of Adzenys XR-ODT incurred after the January 27, 2016 FDA approval date, for the production of Cotempla XR-ODT incurred after June 30, 2017, following the FDA approval date of June 19, 2017, and for the production of Adzenys ER incurred after September 30, 2017, following the FDA approval date of September 15, 2017, are being capitalized into inventory.

Leases: At the inception of an arrangement, the Company determines if an arrangement is, or contains, a lease based on the unique facts and circumstances present in such arrangement. Lease classification, recognition, and measurement are then determined at the lease commencement date. For arrangements that contain a lease, the Company will (i) identify lease and non-lease components, (ii) determine the consideration in the contract, (iii) determine whether the lease is an operating or financing lease, and (iv) recognize lease right-of-use (“ROU”) assets and liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses the implicit interest rate when readily determinable and uses the Company’s incremental borrowing rate when the implicit rate is not readily determinable based upon the information available at the lease commencement date in determining the present value of the lease payments.

Fixed lease payments are recognized over the expected term of the lease using the effective interest method. Variable lease expenses that are not considered fixed, or in substance fixed, are expensed as incurred. Fixed and variable lease expense on operating leases are recognized within cost of goods sold and operating expenses in the Company’s consolidated statements of operations. ROU asset amortization and interest costs on financing leases are recorded within cost of goods sold and interest expense, respectively, in the Company’s consolidated statements of operations. The Company has elected the short-term lease exemption and recognizes a short-term lease expense over lease term of 12 months or less.

Operating leases are included in operating lease ROU assets, current portion of operating lease liabilities and operating lease liabilities in the Company’s consolidated balance sheets. Financing leases are included in property and equipment, net, current portion of long-term debt and long-term debt, net of current portion in the Company’s condensed consolidated balance sheets.

Debt issuance costs and discounts: Debt issuance costs reflect fees paid to lenders, as compensation for services beyond their role as a creditor, and third parties whose costs are directly related to issuing debt and that otherwise would not be incurred. Amounts paid to the lender as a reduction in the proceeds received are considered a component of the discount on the issuance and not an issuance cost. Debt issuance costs and discounts related to term loans are reported as a direct deduction from the outstanding debt and amortized over the term of the debt using the effective interest method as additional interest expense. Debt issuance costs related to a line of credit facility are accounted for in accordance with ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, in which the Company elects to defer and present debt issuance costs as an asset and are recorded at cost and subsequently amortized over the term of the line of credit as additional interest expense. The unamortized debt issuance costs related to a line of credit facility is included in other assets in the condensed consolidated balance sheets.

Derivative liabilities: The Company evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability and the change in fair value is recorded in other (expense) income, net in the consolidated results of operations. In circumstances where there are multiple embedded instruments that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption and are classified in interest expense in the consolidated results of operations.

Intangible assets: Intangible assets subject to amortization, which principally include proprietary modified-release drug delivery technology, the costs to acquire the rights to Tussionex Abbreviated New Drug Application and patents, are recorded at cost and amortized over the estimated lives of the assets, which primarily range from 10 to 20 years. The Company estimates that the patents it has filed have a future beneficial value. Therefore, costs associated with filing for its patents are capitalized. Once the patent is approved and commercial revenue realized, the costs associated with the patent are amortized over the useful life of the patent. If the patent is not approved, the costs will be expensed. For new product candidates, patent applications and related expenses are expensed as incurred.

Revenue recognition: Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company makes estimates of the net sales price, including estimates of variable consideration (e.g., savings offers, prompt payment discounts, product returns, wholesaler fees, wholesaler chargebacks and estimated rebates) to be incurred on the selling price of the respective product sales, and recognizes the estimated amount as revenue when it transfers control of the product to its customers (e.g., upon delivery). Variable consideration is determined using either an expected value or a most likely amount method. The estimate of variable consideration is also subject to a constraint such that some or all of the estimated amount of variable consideration will only be included in the transaction price to the extent that it is probable that a significant reversal of revenue (in the context of the contract) will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimating variable consideration and the related constraint requires the use of significant management judgment and other market data. The Company provides for prompt payment discounts, wholesaler fees and wholesaler chargebacks based on customer contractual stipulations. The Company analyzes recent product return history and other market data obtained from its third party logistics providers (“3PLs”) to determine a reliable return rate. Additionally, management analyzes historical savings offers and rebate payments based on patient prescriptions dispensed for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER and information obtained from third party providers to determine these respective variable considerations.

The Company sells its generic Tussionex, Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to a limited number of pharmaceutical wholesalers, all subject to rights of return. Pharmaceutical wholesalers buy drug products directly from manufacturers. Title to the product passes upon delivery to the wholesalers, when the risks and rewards of ownership are assumed by the wholesaler (freight on board destination). These wholesalers then resell the product to retail customers such as food, drug and mass merchandisers.

The Company views its operations and manages its business in one operating segment, which is the development, manufacturing and commercialization of pharmaceuticals.

Contract Balances

Contract assets primarily relate to our right to consideration in exchange for products transferred to a customer in which our right to consideration is dependent upon the customer selling these products. As of March 31, 2020 and December 31, 2019, contract assets of $35,000 and $27,000, respectively, were included in other current assets in the consolidated balance sheets. As of March 31, 2020 and December 31, 2019, the Company had no contract liability.

Disaggregation of revenue

The following table disaggregates the Company’s net product sales by product:

	Three months ended
	March 31,
	2020	2019
	(in thousands)
Adzenys XR-ODT	$4,234	$6,657
Cotempla XR-ODT	8,115	5,773
Adzenys ER	190	185
Generic Tussionex	1,954	2,019
	$14,493	$14,634

Net product sales

Net product sales represent total gross product sales less gross to net sales adjustments. Gross to net sales adjustments for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER include savings offers, prompt payment discounts, wholesaler fees, estimated wholesaler chargebacks and estimated rebates to be incurred on the selling price of the respective product sales and estimated allowances for product returns.

Gross to net sales adjustments for generic Tussionex include prompt payment discounts, estimated allowances for product returns, wholesaler fees, estimated government rebates and estimated chargebacks to be incurred on the selling price of generic Tussionex related to the respective product sales.

The Company recognizes total gross product sales less gross to net sales adjustments as revenue based on shipments from 3PLs to the Company’s wholesaler customers.

Due to estimates and assumptions inherent in determining the amount of returns, rebates and chargebacks, the actual amount of returns, claims for rebates and chargebacks may be different from the estimates, at which time reserves would be adjusted accordingly.

Savings offers for branded products

The Company offers savings programs for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to patients covered under commercial payor plans in which the cost of a prescription to such patients is discounted. The amount of redeemed savings offers is recorded based on information from third-party providers against the estimated discount recorded as accrued expenses. The estimated discount is recorded as a gross to net sales adjustments at the time revenue is recognized.

Prompt payment discounts

Prompt payment discounts are based on standard programs with wholesalers and are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized.

Wholesale distribution fees

Wholesale distribution fees are based on definitive contractual agreements for the management of the Company’s products by wholesalers and are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized.

Rebates

The Company’s branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER are subject to commercial managed care and government managed Medicare and Medicaid programs whereby discounts and rebates are provided to participating managed care organizations and federal and/or state governments. Calculations related to rebate accruals of branded products are estimated based on information from third-party providers.

The Company’s generic Tussionex product is subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. Generic Tussionex government rebates are estimated based upon rebate payment data available from sales of the Company’s generic Tussionex product over the past three years.

Estimated rebates are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized. Historical trends of estimated rebates will be regularly monitored, which may result in adjustments to such estimates in the future.

Product returns

Wholesalers’ contractual return rights are limited to defective product, product that was shipped in error, product ordered by customer in error, product returned due to overstock, product returned due to dating or product returned due to recall or other changes in regulatory guidelines. The return policy for expired product allows the wholesaler to return such product starting six months prior to expiry date to twelve months post expiry date. Estimated returns are recorded as accrued expenses and as a gross to net sales adjustments at the time revenue is recognized.

The Company analyzed recent branded product return data to determine a reliable return rate for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER. Generic Tussionex product returns were estimated based upon return data available from sales of the Company’s generic Tussionex product over the past three years.

Wholesaler chargebacks

The Company’s products are subject to certain programs with wholesalers whereby pricing on products is discounted below wholesaler list price to participating entities. These entities purchase products through wholesalers at the discounted price, and the wholesalers charge the difference between their acquisition cost and the discounted price back to the Company. Estimated chargebacks are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized based on information provided by third parties.

Research and development costs: Research and development costs are charged to operations when incurred and include salaries and benefits, facilities costs, overhead costs, raw materials, laboratory and clinical supplies, clinical trial costs, contract services, fees paid to regulatory authorities for review and approval of the Company’s product candidates, milestone payments earned in the performance of research and development for licensed products and other related costs.

Share-based compensation: Share-based compensation awards, including grants of stock options, restricted stock, restricted stock units (“RSUs”) and modifications to existing stock options, are recognized in the statement of operations based on their fair values. Compensation expense related to stock-based awards is recognized on a straight-line basis, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. The fair value of the Company’s stock-based awards to employees and directors is estimated using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends.

For performance-based stock awards, compensation expense is recognized on a straight-line basis, based on the grant date fair value, over the performance period or through the vesting date, whichever is longer. Management monitors the probability of achievement of the performance conditions and adjusts stock-based compensation expense, if necessary.

Since the Company’s initial public offering (“IPO”) in July 2015, the Company’s board of directors has determined the fair value of each share of underlying common stock based on the closing price of the Company’s common stock as reported by the NASDAQ Global Market on the date of grant.

Under ASU No. 2017-09 guidance for accounting for share-based payments, the Company has elected to continue estimating forfeitures at the time of grant and, if necessary, revise the estimate in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the actual expense recognized over the vesting period will only be for those options that vest.

Paragraph IV litigation costs: Legal costs incurred by the Company in the enforcement of the Company’s intellectual property rights, are charged to expense as incurred.

Income taxes: Income taxes are accounted for using the liability method, under which deferred taxes are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

Management evaluates the Company’s tax positions in accordance with guidance on accounting for uncertainty in income taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the position will be sustained upon examination. As of March 31, 2020 and December 31, 2019, the Company has unrecognized tax benefits associated with uncertain tax positions in the consolidated financial statements. These uncertain tax positions were netted against net operating losses (NOLs) with no separate reserve for uncertain tax positions required.

Deferred tax assets should be reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. In evaluating the objective evidence that historical results provide, the Company considered that three years of cumulative operating losses was significant negative evidence outweighing projections for future taxable income. Therefore, at March 31, 2020 and December 31, 2019, the Company determined that it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to zero. The Company may not ever be able to realize the benefit of some or all of the federal and state loss carryforwards, either due to ongoing operating losses or due to ownership changes, which limit the usefulness of the loss carryforwards.

Recent accounting pronouncements: In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform if contract modifications are made on or before December 31, 2022. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the adoption of ASU 2020-04 and does not expect it to have a material impact to the consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, enhances and simplifies various aspects of the income tax accounting guidance including the elimination of certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for foreign basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company elected to early adopt ASU 2019-12 on its consolidated financial statements for the period ended December 31, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations or financial position.

In August 2018, the FASB issued Accounting Standards Update No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The standard is effective for public entities for the fiscal years ending after December 15, 2020, with early adoption permitted for the removed disclosures and delayed adoption permitted for the new disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact of adopting ASU 2018-13 on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a write-down. The standard is effective for public entities that are smaller reporting companies, as defined by the SEC, for the fiscal years beginning after December 15, 2022, with early adoption permitted through a modified retrospective approach. The Company has evaluated the impact of adopting ASU 2016-13 and determined that the adoption will be immaterial to the consolidated financial statements. The Company will adopt ASU 2016-13 on January 1, 2023, unless the Company’s filing status as a small reporting company changes, in which case adoption will be immediate.

From time to time, additional new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Note 3. Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. Potentially dilutive securities, which include warrants, outstanding stock options under the stock option plans and shares issuable in future periods, such as RSU awards, have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position. Restricted stock is considered legally issued and outstanding on the grant date, while RSUs are not considered legally issued and outstanding until the RSUs vest. Once the RSUs vest, equivalent common shares will be issued or issuable to the grantee and therefore the RSUs are not considered for inclusion in total common shares issued and outstanding until vested.

The following potentially dilutive securities outstanding as of March 31, 2020 and 2019 were excluded from consideration in the computation of diluted net loss per share of common stock for the three months ended March 31, 2020 and 2019, respectively, because including them would have been anti-dilutive:

	March 31,
	2020	2019
Series C Redeemable Convertible Preferred Stock Warrants (as converted)	70,833	70,833
Stock options outstanding	6,105,870	4,793,891
RSUs outstanding	784,250	63,752

Note 4. Fair value of financial instruments

The Company records financial assets and liabilities at fair value. The carrying amounts of certain financial assets and liabilities including cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximated their fair value due to their short-term maturities. The remaining financial instruments were reported on the Company’s condensed consolidated balance sheets at amounts that approximate current fair values based on market based assumptions and inputs.

As a basis for categorizing inputs, the Company uses a three tier fair value hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions as follows:

Level 1:	Unadjusted quoted prices for identical assets in an active market.

Level 2:	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full-term of the asset.

Level 3:	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset.

The following table presents the hierarchy for the Company’s financial instruments measured at fair value on a recurring basis for the indicated dates:

	Fair Value as of March 31, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents	$25,357	$2,501	$—	$27,858
Short-term investments	—	3,992	—	3,992
Total financial assets	$25,357	$6,493	$—	$31,850

Earnout liability	$—	$—	$30	$30
Derivative liabilities (see Note 7)	—	—	1,231	1,231
Total financial liabilities	$—	$—	$1,261	$1,261

	Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents	$12,338	$4,492	$—	$16,830
Short-term investments	1,261	6,803	—	8,064
Total financial assets	$13,599	$11,295	$—	$24,894

Earnout liability	$—	$—	$30	$30
Derivative liabilities (see Note 7)	—	—	1,135	1,135
Total financial liabilities	$—	$—	$1,165	$1,165

The Company’s Level 1 assets included bank deposits, certificates of deposit and actively traded money market funds with an original maturity of 90 days or less at March 31, 2020 and December 31, 2019. Asset values were considered to approximate fair value due to their short-term nature.

The Company’s Level 2 assets included commercial paper and corporate bonds with maturities of less than one year that are not actively traded which were classified as available-for-sale securities. The level 2 cash equivalents consist of U.S. agency bonds and corporate commercial paper that mature in less than 90 days which are valued using quoted prices and other data values. The estimated fair values of these securities were determined by third parties using valuation techniques that incorporate standard observable inputs and assumptions such as quoted prices for similar assets, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids/offers and other pertinent reference data.

The Company’s cash and cash equivalents and short-term investments had quoted prices at March 31, 2020 and December 31, 2019 as shown below:

	March 31, 2020
	Amortized	Unrealized	Market
	Cost	Gain / (Loss)	Value
	(in thousands)
Bank deposits and money market funds	$25,357	$—	$25,357
Financial and corporate debt securities	6,492	1	6,493
	$31,849	$1	$31,850

	December 31, 2019
	Amortized	Unrealized	Market
	Cost	Gain / (Loss)	Value
	(in thousands)
Bank deposits and money market funds	$13,599	$—	$13,599
Financial and corporate debt securities	11,294	1	11,295
	$24,893	$1	$24,894

The Company’s Level 3 liability included the fair value of the earnout liability and the fair values of the Encina and Deerfield derivative liabilities at March 31, 2020 and December 31, 2019.

The fair value of the Encina derivative liability was determined after taking into consideration valuations using the Probability Weighted Discounted Cash Flow method based on assumptions at March 31, 2020 and December 31, 2019. The fair value of the Deerfield derivative liability was determined after taking into consideration valuations using the Monte Carlo method based on assumptions at March 31, 2020 and December 31, 2019. The methodologies and significant inputs used in the determination of the fair value of the debt derivative liability were as follows:

	Encina Derivative Liability		Deerfield Derivative Liability
Date of Valuation	3/31/2020	12/31/2019	3/31/2020	12/31/2019
Valuation Method	Discounted Cash Flow	Discounted Cash Flow	Monte Carlo	Monte Carlo
Volatility (annual)	N/A	N/A	N/A	N/A
Time period from valuation until maturity of debt (yrs.)	2.1	2.4	2.1	2.4
Cumulative probability of a change in control prepayment implied by model	23.1%	23.9%	22%	23%
Cumulative probability of other accelerated prepayments implied by model	N/A%	N/A%	9%	10%
Discount rate	6.50%	6.0%	32.47%	25.34%
Fair value of liability at valuation date (thousands)	$62	$66	$1,169	$1,069

Significant changes to these assumptions would result in increases or decreases to the fair value of the debt derivative liabilities.

Changes in Level 3 liabilities measured at fair value for the periods indicated were as follows:

Level 3
Liabilities
(in thousands)
Balance at December 31, 2019	$1,165
Change in fair value	96
Balance at March 31, 2020	$1,261

Note 5. Inventories

Inventories at the indicated dates consist of the following:

	March 31,	December 31,
	2020	2019
	(in thousands)
Raw materials	$3,721	$3,679
Work in process	1,255	935
Finished goods	5,900	7,082
Inventory at cost	10,876	11,696
Inventory reserve	(658)	(686)
	$10,218	$11,010

Note 6. Accrued expenses

Accrued expenses as of March 31, 2020 and December 31, 2019 consist of the following:

	March 31,	December 31,
	2020	2019
	(in thousands)
Accrued savings offers	$11,645	$16,790
Accrued rebates	5,018	6,109
Accrued customer returns	4,869	5,122
Accrued wholesaler fees	2,991	5,014
Accrued payroll and benefits	3,620	4,485
Other accrued expenses	2,413	2,668
Total accrued expenses	$30,556	$40,188

Note 7. Debt

Short-term line of credit

On October 2, 2019, the Company entered into the Loan Agreement with Encina. Under the Loan Agreement, Encina will extend up to $25.0 million in secured revolving loans to the Company (the “Revolving Loans”), of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivable. The Revolving Loans bear variable interest through maturity at the one-month London Interbank Offered Rate (“LIBOR”), plus an applicable margin of 4.50%. In addition, the Company is required to pay an unused line fee of 0.50% of the average unused portion of the maximum revolving facility amount during the immediately preceding month. Interest is payable monthly in arrears, upon a prepayment of a loan and on the maturity date. The maturity date under the Loan Agreement is May 11, 2022.

In the event that, for any reason, all or any portion of the lenders’ commitment to make revolving loans is terminated prior to the scheduled maturity date, in addition to the payment of the principal amount and all unpaid accrued interest and other amounts due thereon, the Company is required to pay to the lender a prepayment fee equal to (i) 2.0% of the revolving loan commitment if such event occurs on or before October 2, 2020, (ii) 1.0% of the revolving loan commitment if such event occurs after October 2, 2020 but on or before October 2, 2021, and (iii) 0.5% of the revolving loan commitment if such event occurs after October 2, 2021 but before May 11, 2022.

The Company may permanently terminate the revolving loan facility by prepaying all outstanding principal amounts and all unpaid accrued interest and other amounts due thereon, subject to at least five business days prior notice to the lender and the payment of a prepayment fee as described above.

The Loan Agreement contains customary affirmative covenants, negative covenants and events of default, as defined in the Loan Agreement, including covenants and restrictions that, among other things, require the Company to satisfy certain capital expenditure and other financial covenants, and restrict the Company’s ability to incur liens, incur additional indebtedness, engage in mergers and acquisitions or make asset sales without the prior written consent of the Lenders. A failure to comply with these covenants could permit the Lenders to declare the Company’s obligations under the Loan Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above. As of March 31, 2020, the Company was in compliance with the covenants under the Loan Agreement.

In connection with the Loan Agreement, the Company evaluated to determine if the embedded components in the agreement qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $0.1 million for the fair value of the additional interest contingent upon a change in control. As of March 31, 2020, the fair value of the derivative was $0.1 million (see Note 4).

Total interest expense on the short-term line of credit, including deferred financing costs amortization, was $0.2 million for the three months ended March 31, 2020. The Company incurred $1.3 million in financing costs, which are recorded as deferred financing costs and amortized over the term of the revolving loan as additional interest expense using an effective interest rate of 6.56%. For the three months ended March 31, 2020, deferred financing cost amortization of $0.1 million was charged to interest expense. The unamortized cost of $1.1 million as of March 31, 2020 was included in other assets in the condensed consolidated balance Sheets.

As of March 31, 2020, the Company had $8.6 million borrowing outstanding under the Revolving Loan and had $6.1 million available for borrowing.

Long-term debt

Long-term debt at the indicated dates consists of the following:

	March 31,	December 31,
	2020	2019
	(in thousands)
Deerfield senior secured credit facility, net of discount of $1,635 and $1,982, respectively	$44,115	$43,768
Financing leases, maturing through May 2024	841	1,167

	44,956	44,935
Less current portion	(15,534)	(15,836)

Long-term debt	$29,422	$29,099

Senior secured credit facility: On May 11, 2016, the Company entered into a $60.0 million senior secured credit facility (the “Facility”) with Deerfield Private Design Fund III, L.P. (66 2/3% of Facility) and Deerfield Partners, L.P. (33 1/3% of Facility) (collectively, “Deerfield”), as lenders. In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share (see Note 9). Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions.

Principal on the Facility was due in three equal annual installments beginning in May 2019 and continuing through May 2021, with a final payment of principal, interest and all other obligations under the Facility due May 11, 2022. Interest is due quarterly beginning in June 2016, at a rate of 12.95% per year. The Company had an option, which it exercised, to defer payment of each of the first four interest payments, adding such amounts to the outstanding loan principal. The aggregate $6.6 million in deferred interest payments (the “Accrued Interest”) was due and payable on June 1, 2017. Borrowings under the Facility are collateralized by substantially all of the Company’s assets, except the assets under finance lease. The terms of the Facility require the Company to maintain cash on deposit of not less than $5.0 million.

On June 1, 2017 (the “Amendment Date”), the Company and Deerfield entered into a First Amendment (the “Amendment”) to the Facility which extended the date to repay the Accrued Interest under the Facility to June 1, 2018 (the “PIK Maturity Date”), which could have been extended to June 1, 2019 at the election of the Company if certain conditions had been met as specified in the Amendment. However, as described below, the accrued interest amount was converted into shares of common stock.

The right to payment of the Accrued Interest was memorialized in the form of senior secured convertible notes (the “Convertible Notes”) issued to Deerfield on the Amendment Date. Interest was due quarterly at a rate of 12.95% per year. The principal amount of the Convertible Notes issued under the Amendment and all accrued and unpaid interest thereon was to become due and payable upon written notice from Deerfield, and if either (a) the Company did not meet certain quarterly sales milestones specified in the Amendment or (b) the Company had not received and publicly announced FDA approval of the new drug applications on or before the applicable Prescription Drug User Fee Act goal date as set forth on the schedules to the Amendment. Per the Amendment, the Company will prepay all of the outstanding obligations under the Facility and the Convertible Notes upon the occurrence of a change in control or a sale of substantially all of the Company’s assets and liabilities. The Amendment increased the staggered prepayment fees for prepayments due upon a change of control or any other prepayment made or required to be made by the Company by 300 basis points from June 1, 2017 through the period ending prior to May 11, 2020 for the change in control prepayment fees and through the period ending prior to May 11, 2022 for any other prepayments, respectively (the “Prepayment Premiums”). Such Prepayment Premiums, as amended, ranged from 12.75% to 2%.

The $6.6 million of Convertible Notes was convertible into shares of the Company’s common stock at the noteholder’s option at any time up to the close of business on the date that was five days prior to the PIK Maturity Date. The per share conversion price was the greater of (a) 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion, and (b) $7.00. Deerfield cannot own more than 9.985% of the Company’s outstanding shares at any one time, and the aggregate conversion cannot exceed 19.9% of the Company’s outstanding common stock as of June 1, 2017.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled. The Company has filed a registration statement with the SEC covering the registration of these shares, as noted below.

In conjunction with the Amendment to the Facility and the related issuance of the Convertible Notes, the Company entered into a Registration Rights Agreement (the “Registration Agreement”) which required the Company to file a registration statement with the SEC to register the shares of common stock issued or issuable upon conversion of the Convertible Notes (the “Conversion Shares”) (subject to certain adjustment for stock split, dividend or other distribution, recapitalization or similar events, the “Registrable Securities”) within 30 days from June 1, 2017, which was to become effective per the SEC no later than 75 days thereafter. The Company filed a registration statement on Form S-3 to comply with the Registration Agreement on June 30, 2017, which became effective on July 11, 2017. This filing covered 940,924 shares, which was the number of shares that would be issued at the floor conversion rate of $7.00 per share. The Company was also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any Financial Industry Regulatory Authority (“FINRA”) requests. The Company’s obligations with respect to each registration ended at the date which was the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Registration Agreement cease to hold any Registrable Securities. For each registration, the Company bore all reasonable expenses, other than underwriting discounts and commissions, and was to reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company had satisfied all of its obligations under this Registration Agreement and did not pay any damages pursuant to this agreement; therefore, no liability had been recorded (see Note 13), and as of September 30, 2018, Deerfield or any of its transferees or assignees under the Registration Agreement reported that it had ceased to hold any Registrable Securities.

The Company has accounted for the Amendment as a debt modification as the instruments were not substantially different; therefore, the remaining debt discount on the original Facility is being amortized using the effective interest method over the remaining term of the modified debt. The Company evaluated the Amendment together with the Convertible Notes to determine if those contracts or embedded components of those contracts qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $2.1 million for the fair value of the change in control and other accelerated payment features as the prepayment fees resulted in premiums that were greater than 10%. As of March 31, 2020, the fair value of the derivative was $1.2 million (see Note 4). As the change in control and other accelerated payments terms, including the prepayment fees, were applied to the entire debt per the terms of the amended Facility, the corresponding debt discount will be amortized using the effective interest method over the remaining term of the Facility. The fees paid to or on behalf of the creditor for the debt modification totaled $40,000 and were recorded as additional debt discount on the amended Facility to be amortized to interest expense using the effective interest method over the term of the Facility. The Company’s evaluation also determined that the embedded conversion options should not be bifurcated as derivatives from the Convertible Notes host instruments. Therefore, the Company recorded a $0.6 million discount to the convertible notes for the intrinsic value of the embedded conversion option based upon the difference between the fair value of the underlying common stock on June 1, 2017 and the effective conversion price embedded in the Convertible Notes, which was amortized using the effective interest method to interest expense over the one-year term of the Convertible Notes. The Company recorded a $0.6 million corresponding credit to a beneficial conversion feature classified as additional paid in capital on June 1, 2017 in stockholders’ (deficit) equity in the Company’s financial statements.

In connection with the Facility, the Company paid a $1.4 million yield enhancement fee to Deerfield, approximately $0.2 million of legal costs to the Company’s attorneys and $0.1 million of legal costs on behalf of Deerfield’s attorneys, all of which were recorded as debt discount and amortized over the six-year term of the Facility, using the effective interest method.

On November 5, 2018, the Company and Deerfield entered into an amendment (the “Second Amendment”) to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of an underwritten public offering of the Company’s shares of its common stock for gross proceeds of at least $30.0 million, plus additional shares of the Company’s shares of its common stock for additional gross proceeds of at least $4.5 million (the “November Offering”). The remaining $52.5 million of principal under the Facility was and is due as follows: $7.5 million on May 11, 2019, $15.0 million on May 11, 2020 (the “2020 Principal Payment”), $15.0 million on May 11, 2021 and $15.0 million on May 11, 2022; provided, that the 2020 Principal Payment due date shall be extended to May 11, 2021 or May 11, 2022 subject to certain achievement of net sales during periods ending 2019 and 2020, respectively. The net sales milestone was not met for the period ending December 31, 2019. If all or any of the principal are prepaid or required to be prepaid under the Second Agreement prior to December 31, 2021, then the Company shall pay, in addition to such prepayment and accrued interest thereon, a prepayment premium equal to 6.25% of the amount of principal prepaid. Additionally, the Company shall pay all interest which, absent such prepayment, would have accrued on the principal prepaid through May 11, 2020 in connection with a prepayment due to a Change of Control of the Company or through December 31, 2020 in connection with any other prepayment, whether voluntary or in an Event of Default. If such prepayment occurs after December 31, 2021 then no prepayment premium is due. In addition, upon the payment in full of the Obligations (whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date), the Company shall pay to Deerfield a non-refundable exit fee in the amount of $750,239, which shall be due and payable in cash.

Pursuant to the terms of the Facility, as amended, a $7.5 million principal payment was paid in cash in May 2019 and, the remaining principal outstanding as of March 31, 2020 is $45.0 million.

Pursuant to the Second Amendment, upon the effectiveness thereof, the Company amended and restated its outstanding notes under the Second Agreement in the form of senior secured convertible notes (the “A&R Notes”). Under the terms of the Second Amendment and the A&R Notes, beginning on or about May 11, 2019, the Company will have the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. The payment share price will be 93% of the lesser of (A) the Last Bid Price prior to the payment date and (B) the arithmetic average of the volume weighted average price on each of the ten consecutive trading days immediately preceding the payment date. Principal may not be satisfied at a price less than $3.00 per share, and the Company may not issue to Deerfield a number of shares upon any such payment to the extent that, upon such issuance, the number of shares beneficially owned by Deerfield and its affiliates would exceed 4.985% of the total number of shares of the Company’s common stock then issued and outstanding (the “4.985% Cap”). Additionally, Deerfield has the right to convert the remaining principal into shares of Common Stock not to exceed 3,796,668 shares in the aggregate (collectively, the “Conversion Shares”); provided, that the Lenders could have only converted up to 50% of the remaining principal on or before November 5, 2019. Deerfield’s per share conversion price will be 95% reducing to a maximum 83% by one full percentage point for each full or partial calendar month between the date of the applicable conversion and the date on which such principal payment would otherwise be due, of the greater of (A) the average of the volume weighted average prices per share of the Common Stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion, and (B) $10.00 (subject to adjustment for Stock Events e.g. stock dividend, stock split etc.). Deerfield may not acquire a number of shares upon any such conversion to the extent that, upon such conversion, the number of shares beneficially owned by Deerfield and its affiliates would exceed the 4.985% Cap.

In conjunction with the Second Amendment to the Facility and the related issuance of the A&R Notes, the Company entered into a Registration Rights Agreement (the “Second Registration Agreement”) pursuant to which the Company was required to file a registration statement with the SEC to register the Conversion Shares within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Second Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the maximum number of shares that may be converted. The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any FINRA requests. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Second Registration Agreement cease to hold any Registrable Securities. For each registration, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company expects to satisfy all of its obligations under the Second Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability had been recorded (see Note 12).

On October 2, 2019, in connection with the Loan Agreement with Encina, the Company entered into a fourth amendment to the Facility (the “Fourth Amendment”) with Deerfield. Under the Fourth Amendment, the Company restated its representations and warranties made under the Facility and made additional representations and warranties consistent with those in the Loan Agreement. In addition, the affirmative covenants, negative covenants and events of default contained in the Facility were expanded to conform to applicable provisions in the Loan Agreement. The Fourth Amendment was neither a modification nor an extinguishment and had no change in cash flows, and as such, it did not have a material effect on the Company’s financial statements.

Pursuant to the A&R Notes, if the Company fails to provide the number of Conversion Shares, then the Company would have to pay damages to Deerfield or subsequent holder or any designee for each day after the third business day after receipt of notice of conversion that such conversion is not timely effected. The Facility also contains certain customary nonfinancial covenants, including limitations on the Company’s ability to transfer assets, engage in a change of control, merge or acquire with or into another entity, incur additional indebtedness and distribute assets to shareholders. Upon an event of default, the lenders may declare all outstanding obligations accrued under the Facility to be immediately due and payable, and exercise its security interests and other rights. As of March 31, 2020, the Company was in compliance with the covenants under the Facility.

Total interest expense on the Facility, including debt discount amortization, was $1.8 million and $2.1 million for the three months ended March 31, 2020 and 2019, respectively. Debt discount amortization for the Facility, including the Amendment after June 1, 2017, was calculated using the effective interest rates of 15.03% on the original facility debt, 25.35% on the Convertible Notes and after the Second Amendment on November 5, 2018, using the effective interest rate of 16.69%, charged to interest expense and totaled $0.3 million and $0.4 million for the three months ended March 31, 2020 and 2019, respectively.

As noted in Note 15, subsequent to March 31, 2020, on May 6, 2020, the Company further amended the Facility to defer $5.0 million of the principal payment otherwise due on May 11, 2020 to equal monthly payments due beginning September 11, 2020 and ending on April 11, 2021. The Company paid in cash the $10.0 million principal payment otherwise due on May 11, 2020.

Financing lease obligations: Financing lease obligations consist of sale-leaseback and equipment leases, both of which include options to purchase at the end of the lease term. During the year ended December 31, 2017, the Company entered into an agreement with Essex Capital Corporation (“Essex”) for the sale-leaseback of newly acquired assets with a total capitalized cost of $3.2 million. The approximate imputed interest rate on these leases is 14.9%. In addition, during the year ended December 31, 2019, the Company entered into an equipment lease with a total capitalized cost of $0.4 million, with a bargain purchase option at the end of the lease term. The approximate interest rate on the lease is 6.5%. Interest expense on these leases was $29,000 and $0.1 million for the three months ended March 31, 2020 and 2019, respectively.

Future principal payments of long-term debt including financing leases are as follows:

Period ending:	March 31,
(in thousands)
2021	$15,534
2022	15,100
2023	15,850
2024	91
Thereafter	16
Future principal payments	$46,591
Less unamortized debt discount related to long-term debt	(1,635)
Less current portion of long-term debt	(15,534)
Total long-term debt, net of current portion	$29,422

Note 8. Leases

The Company leases real estate, warehouses and certain equipment. The Company determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the condensed consolidated balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s operating leases do not provide an implicit rate of return, the Company considered its other similar term collateralized financing arrangements, including the Essex sale-leaseback and equipment leases, certain vendor-direct equipment financing and the Deerfield debt facility, as amended, to determine its incremental borrowing rate. Operating lease ROU assets are comprised of the lease liability plus prepaid rents and are reduced by lease incentives and deferred rents. The Company has lease agreements with non-lease components which are not bifurcated.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years. The exercise of a lease renewal option typically occurs at the discretion of both parties. Certain leases also include options to purchase the leased property. For purposes of calculating operating lease liabilities, lease terms are deemed not to include options to extend the lease termination until it is reasonably certain that the Company will exercise that option. Certain of the Company’s lease agreements include payments adjusted periodically for fair market value and certain other percentage increases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease expense are as follows:

	Three Months Ended March 31,		Statement of Operations
	2020	2019	Classification
	(in thousands)
Lease cost:
Operating lease cost	$269	$264	Cost of goods sold and operating expenses

Short-term lease cost	8	12	Cost of goods sold and operating expenses

Variable lease cost	53	53	Cost of goods sold and operating expenses
Finance lease cost:
Amortization of leased assets	134	119	Cost of goods sold
Interest on lease liabilities	29	64	Interest expense
Total net lease cost	$493	$512

Supplemental condensed consolidated balance sheet information related to leases is as follows:

	March 31, 2020	December 31, 2019	Balance Sheet Classification
	(in thousands)
Leases:
Assets:
Operating lease assets	$2,920	$3,044	Operating lease right-of-use assets
Finance lease assets	2,181	2,580	Property, plant and equipment, net
Total leased assets	$5,101	$5,624

Liabilities:
Current:
Operating leases	$707	$681	Current portion of operating lease liabilities
Finance leases	534	836	Current portion of long-term debt
Noncurrent:
Operating leases	3,067	3,254	Operating lease liabilities
Finance leases	307	331	Long-term debt, net of current portion
Total lease liabilities	$4,615	$5,102

	March 31, 2020	December 31, 2019
Weighted-Average Remaining Lease Term (years)
Operating lease assets	4.5	4.7
Finance lease assets	2.0	1.8

Weighted-Average Discount Rate
Operating lease assets	15.0%	15.0%
Finance lease assets	10.8%	11.8%

Supplemental consolidated cash flow information related to leases is as follows:

	Three Months Ended March 31,
	2020	2019
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$306	$288
Operating cash flows from finance leases	30	64
Financing cash flows from finance leases	326	250

ROU assets obtained in exchange for new operating lease liabilities	$—	$135

Maturities of lease liabilities are as follows:

	March 31, 2020
	Operating Leases	Finance Leases
	(in thousands)
2020	$919	$538
2021	1,118	117
2022	1,060	115
2023	1,055	95
2024	1,106	40
Total lease payments	$5,258	$905
Less amount representing interest	(1,484)	(64)
Total lease obligations	$3,774	$841

Note 9. Common stock

On August 1, 2016, the Company filed a shelf registration statement on Form S-3, which was declared effective by the SEC on August 12, 2016. This shelf registration statement covered the offering, issuance and sale by the Company of up to an aggregate of $125.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2016 Shelf”). The Company simultaneously entered into a sales agreement with Cowen and Company, LLC, as sales agent, to provide for the offering, issuance and sale by the Company of up to $40.0 million of its common stock from time to time in “at-the-market” offerings under the 2016 Shelf (the “Cowen Sales Agreement”).

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock under the 2016 Shelf at a public offering price of $5.00 per share, which included 750,000 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option. Deerfield participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately $26.7 million.

On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock under the 2016 Shelf at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock which was exercised in full on July 26, 2017. The net proceeds to the Company through July 26, 2017 from this offering, after deducting offering expenses payable by the Company, were approximately $34.3 million.

During the year ended December 31, 2017, the Company sold an aggregate 749,639 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $5.01 per share for gross proceeds of $3.7 million and net proceeds of $3.6 million and paying total compensation to the sales agent of approximately $0.1 million.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three-trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled.

During the year ended December 31, 2018, the Company sold an aggregate 651,525 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $6.25 per share for gross proceeds of $4.1 million and net proceeds of $3.9 million and paying total compensation to the sales agent and other costs of approximately $0.2 million.

On November 5, 2018, the Company filed Supplement No. 1 to the prospectus dated August 12, 2016, which reduced the size of the continuous offering by the Company under such prospectus relating to the offering of Common Stock pursuant to the Sales Agreement. Following the reduction, the Company was authorized to issue up to $7,825,113 of its common stock pursuant to the Sales Agreement (inclusive of amounts previously sold thereunder prior to the date hereof), equal to aggregate gross proceeds of sales of the Company’s common stock under the Sales Agreement as of that date, and sales of common stock under the Sales Agreement were suspended. The Cowen Sales Agreement terminated with the expiration of the 2016 Shelf on August 12, 2019.

On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. This offering met the criteria for the November Offering.

During the three months ended March 31, 2020, the Company issued 10,451 shares of common stock pursuant to the conversion of vested RSUs and 833 shares of common stock pursuant to the exercise of vested stock options. During the year ended December 31, 2019, the Company issued 20,328 shares of common stock pursuant to the conversion of vested RSUs and 36,040 shares of common stock pursuant to the exercise of vested stock options.

On March 18, 2019, the Company filed a shelf registration statement covering the offering, issuance and sale by the Company of up to an aggregate of $100.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2019 Shelf”), which was declared effective by the SEC on May 1, 2019. Effective as of August 12, 2019, the 2016 Shelf is no longer available for further primary offerings or sales of the Company’s securities. The Company simultaneously entered into a sales agreement with Cantor Fitzgerald & Co., as sales agent, to provide for the offering, issuance and sale by the Company of up to $30.0 million of its common stock from time to time in “at-the-market” offerings under the 2019 Shelf (the “Cantor Sales Agreement”). No sales have been made under the Cantor Sales Agreement during the three months ended March 31, 2020. As of March 31, 2020, $100.0 million of the Company’s common stock, preferred stock, debt securities, warrants and/or units remained available to be sold pursuant to the 2019 Shelf, including $30.0 million of the Company’s common stock which remained available to be sold under the Cantor Sales Agreement, subject to certain conditions specified therein.

Note 10. Share-based Compensation

Share-based Compensation Plans

In July 2015, the Company adopted the Neos Therapeutics, Inc. 2015 Stock Option and Incentive Plan (“2015 Plan”) which became effective immediately prior to the closing of the IPO and initially had 767,330 shares of common stock reserved for issuance. On January 1, 2016 and each January 1 thereafter, the number of shares of common stock reserved and available for issuance under the 2015 Plan shall be cumulatively increased by five percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or such lesser number of shares determined by the administrator of the 2015 Plan. Accordingly, on January 1, 2020 and 2019, the Company added 2,486,633 shares and 2,483,815 shares, respectively, to the option pool. The 2015 Plan superseded the Neos Therapeutics, Inc. 2009 Equity Plan (“2009 Plan”), originally adopted in November 2009 and which had 1,375,037 shares reserved and available for issuance. Effective upon closing of the IPO, the Company’s Board of Directors determined not to grant any further awards under the 2009 Plan.

The shares of common stock underlying any awards that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2009 Plan will be added to the shares of common stock available under the 2015 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. The 2015 Plan is administered by the Company’s Compensation Committee, which has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. The Company’s Compensation Committee may delegate authority to grant certain awards to the Company’s chief executive officer. Through March 31, 2020, the Company has granted options, restricted stock and RSUs under the 2015 Plan, or previously, the 2009 Plan. The exercise price per share for the stock covered by a stock award granted shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the 2015 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment.

The 2009 Plan allowed the Company to grant options to purchase shares of the Company’s common stock and to grant restricted stock awards to members of its management and selected members of the Company’s board of directors. Restricted stock awards are recorded as deferred compensation and amortized into compensation expense, on a straight-line basis over a defined vesting period ranging from 1 to 48 months. Options were granted to officers, employees, nonemployee directors and consultants, and independent contractors of the Company. The Company also granted performance-based awards to selected management. The performance options vested over a three-year period based on achieving certain operational milestones and the remaining options vested in equal increments over periods ranging from two to four years. Unexercised options under the 2009 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment. All terminated options are available for reissuance under the 2015 Plan. Since the inception of the 2015 Plan through March 31, 2020, 440,111 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. During the three months ended March 31, 2020, 6,247 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. As of March 31, 2020, 3,226,745 shares of common stock remain available for grant under the 2015 Plan.

In June 2018, the Company adopted the Neos Therapeutics, Inc. 2018 Inducement Plan (the “Inducement Plan”) which had 800,000 shares of common stock reserved and available for issuance. The Inducement Plan allows the Company to grant equity awards to induce highly-qualified prospective officers and employees who are not currently employed by the Company to accept employment and provide them with a proprietary interest in the Company. The Inducement Plan is administered by the Company’s compensation committee. The exercise price per share for the stock covered by a stock award granted pursuant to the Inducement Plan shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the Inducement Plan expire after 10 years following the grant date. Under the Company’s employment agreement dated June 27, 2018 with Gerald McLaughlin, the Company’s Chief Executive Officer, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 600,000 shares of the Company’s common stock, which vests in equal annual installments over four years from Mr. McLaughlin’s start date. In addition, on July 30, 2018, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 200,000 shares of the Company’s common stock. The shares underlying this option shall vest subject to certain performance metrics to be evaluated for the fiscal year ending December 31, 2019. Certain criteria of the performance metrics for these options were not met as of December 31, 2019, resulting in forfeiture and cancelation of 100,000 options during the three months ended March 31, 2020. As of March 31, 2020, 100,000 shares of common stock remain available for grant under the Inducement Plan.

Share-based Compensation Expense

The Company has reported share-based compensation expense for the three months ended March 31, 2020 and 2019, respectively, in its condensed consolidated statements of operations as follows:

	Three Months Ended March 31,
	2020	2019
	(in thousands)
Cost of goods sold	$86	$144
Research and development	85	90
Selling and marketing	93	120
General and administrative	638	520
	$902	$874

The total share-based compensation expense included in the table above is attributable to stock options and RSUs of $0.8 million and $0.1 million, respectively, for each of the three months ended March 31, 2020 and 2019.

As of March 31, 2020, there was $4.7 million compensation costs, adjusted for any estimated forfeitures, related to non-vested stock options and RSUs granted under the Company’s equity incentive plans not yet recognized in the Company’s financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.7 years for stock options and 1.9 years for RSUs. There is no unrecognized compensation cost associated with grants of restricted stock.

Stock Options

During the three months ended March 31, 2020, the Company granted 1,897,250 options under the 2015 Plan. During the year ended December 31, 2019, the Company granted 2,119,708 options under the 2015 Plan.

The Company estimates the fair value of all stock options on the grant date by applying the Black-Scholes option pricing valuation model. The application of this valuation model involves assumptions that are highly subjective, judgmental and sensitive in the determination of compensation cost. Prior to the IPO, given the absence of an active market for the Company’s common stock prior to its IPO, the Company’s board of directors was required to estimate the fair value of its common stock at the time of each option grant primarily based upon valuations performed by a third-party valuation firm.

The weighted-average key assumptions used in determining the fair value of options granted during the period indicated are as follows:

Three Months Ended
March 31, 2020
Estimated dividend yield	0%
Expected stock price volatility	73.65%
Weighted-average risk-free interest rate	1.00%
Expected life of option in years	6.25
Weighted-average option fair value at grant	$0.74

A summary of outstanding and exercisable options as of March 31, 2020 and December 31, 2019 and the activity from December 31, 2019 through March 31, 2020, is presented below:

	Number of Options	Weighted-Average Exercise Price	Intrinsic Value
			(in thousands)
Outstanding at December 31, 2019	4,430,966	$5.551	$53
Exercisable at December 31, 2019	1,518,972	$8.735	$31
Granted	1,897,250	1.141
Exercised	(833)	0.320
Expired, forfeited or cancelled	(221,513)	4.730
Outstanding at March 31, 2020	6,105,870	$4.211	$54
Exercisable at March 31, 2020	2,131,328	$7.118	$4

The weighted-average remaining contractual life of options outstanding and exercisable on March 31, 2020 was 8.6 and 7.3 years, respectively. The option exercise prices for all options granted January 1, 2020 through March 31, 2020 ranged from $0.69 per share to $1.62 per share. The weighted-average remaining contractual life of options outstanding and exercisable on December 31, 2019 was 8.2 and 6.9 years, respectively. The option exercise price for all options granted in the year ended December 31, 2019 ranged from $1.36 to $3.14 per share.

Restricted Stock Units

On May 1, 2017, the Company granted 78,750 RSUs to members of its management that vest in four equal annual installments, beginning May 1, 2018. On October 2, 2017, the Company granted 6,250 RSUs to a member of its management that vest in four equal annual installments, beginning October 2, 2018. On March 1, 2018, the Company granted 93,750 RSUs to members of its management that vest in four equal annual installments, beginning March 1, 2019. On March 2, 2020, the Company granted 741,750 RSUs to members of its management that vest in two equal annual installments, beginning March 2, 2021.

The Company satisfies its RSUs by issuing shares of the Company’s common stock when RSUs vest and are issued. In addition, when RSUs vest and are issued, RSU recipients may elect to have the Company withhold units as consideration for the tax withholding obligation for their vested RSUs. During the three months ended March 31, 2020, 11,563 vested RSUs were converted into an equivalent 10,451 shares of common stock. The Company withheld 1,112 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the three months ended March 31, 2020. During the year ended December 31, 2019, 21,251 vested RSUs were converted into an equivalent 20,328 shares of common stock. The Company withheld 923 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the year ended December 31, 2019.

A summary of outstanding RSUs as of March 31, 2020 and December 31, 2019 and the activity from December 31, 2019 through March 31, 2020, is presented below:

	Number of RSUs	Weighted-Average Fair Value
Outstanding at December 31, 2019	54,063	$7.96
Granted	741,750	1.49
Vested	(11,563)	8.30
Expired, forfeited or cancelled	—	—
Outstanding at March 31, 2020	784,250	$1.84

Restricted stock

The Company did not issue any shares of restricted stock for the three months ended March 31, 2020, or for the year ended December 31, 2019. No vested restricted stock awards were settled during the three months ended March 31, 2020.

The Company had no unvested restricted stock as of March 31, 2020 and December 31, 2019. For the three months ended March 31, 2020, there were no shares of restricted stock granted or forfeited.

Note 11. Treasury stock

The Company has the authority to repurchase common stock from former employees, officers, directors or other persons who performed services for the Company at the lower of the original purchase price or the then-current fair market value. On October 16, 2017, October 17, 2016 and October 16, 2015, 14,895 shares, 9,709 shares and 9,197 shares, respectively, of restricted stock were surrendered by the holder to the Company to cover taxes associated with vesting of restricted stock and such shares were added back into the treasury stock of the Company, increasing total treasury stock to 33,801 shares as of March 31, 2020 and December 31, 2019.

Note 12. Commitments and contingencies

Registration Payment Arrangement: On November 5, 2018, in conjunction with the Second Amendment to the Facility and the related issuance of the Convertible Notes, the Company entered into the Registration Agreement which required the Company to file a registration statement with the SEC to register the Registrable Securities (see Note 7) within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the number of shares that would be issued up to the Exchange Cap as (defined in the agreement). The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any FINRA requests. Upon any Registration Failure, the Company shall pay additional damages to the Holder for each 30-day period (prorated for any partial period) after the date of such Registration Failure in an amount in cash equal to two percent of the original principal amount of the Convertible Notes. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Registration Agreement cease to hold any of the Registrable Securities. For each registration filing, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company currently expects to satisfy all of its obligations under the Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability has been recorded.

Patent Infringement Litigation: On October 31, 2017, the Company received a paragraph IV certification from Teva Pharmaceuticals USA, Inc. (“Teva”) advising the Company that Teva has filed an Abbreviated New Drug Application (“ANDA”) with the FDA for a generic version of Cotempla XR-ODT, in connection with seeking to market its product prior to the expiration of patents covering Cotempla XR-ODT. On December 13, 2017, the Company filed a patent infringement lawsuit in federal district court in the District of Delaware against Teva alleging that Teva infringed the Company’s Cotempla XR-ODT patents. On December 21, 2018, the Company entered into a Settlement Agreement (the “Teva Settlement Agreement”) and a Licensing Agreement (the “Teva Licensing Agreement” and collectively with the Teva Settlement Agreement, the “Teva Agreement”) with Teva that resolved all ongoing litigation involving the Company’s Cotempla XR-ODT patents and Teva’s ANDA. Under the Teva Agreement, the Company granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Teva Agreement has been submitted to the applicable governmental agencies.

On July 25, 2016, the Company received a paragraph IV certification from Actavis Laboratories FL, Inc. (“Actavis”) advising the Company that Actavis had filed an ANDA with the FDA for a generic version of Adzenys XR-ODT. On September 1, 2016, the Company filed a patent infringement lawsuit in federal district court against Actavis alleging that Actavis infringed the Company’s Adzenys XR-ODT patents. On October 17, 2017, the Company entered into a Settlement Agreement (the “Actavis Settlement Agreement”) and a Licensing Agreement (the “Actavis Licensing Agreement” and collectively with the Actavis Settlement Agreement, the “Actavis Agreement”) with Actavis that resolved all ongoing litigation involving the Company’s Adzenys XR-ODT patents and Actavis’s ANDA. Under the Actavis Agreement, the Company granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Actavis Agreement has been submitted to the applicable governmental agencies.

Other Litigation: On March 7, 2018 and April 18, 2019, the Company received citations advising the Company that the County of Harris Texas (“Harris County”) and the County of Walker Texas (“Walker County”) filed lawsuits on December 13, 2017 and January 11, 2019, respectively, against the Company and various other alleged manufacturers, promoters, sellers and distributors of opioid pharmaceutical products. Through these lawsuits, each of Harris County and Walker County seek to recoup as damages some of the expenses they allegedly have incurred to combat opioid use and addiction. Each of Harris County and Walker County also seeks punitive damages, disgorgement of profits and attorneys’ fees.

While the Company believes that these lawsuits are without merit and intends to vigorously defend against them, the Company is not able to predict at this time whether these proceedings will have a material impact on its results of operations.

Operating lease: The Company leases its Grand Prairie, Texas office space and manufacturing facility under an operating lease which expires in 2024. In addition, in December 2015, the Company executed a 60- month lease for additional office space in Blue Bell, Pennsylvania, which commenced on May 1, 2016. The Company is also liable for a share of operating expenses for both premises as defined in the lease agreements. The Company’s share of these operating expenses was $0.1 million for each of the three months ended March 31, 2020 and 2019. Rent expense for these leases, excluding the share of operating expenses, was $0.3 million for each of the three months ended March 31, 2020 and 2019.

Cash incentive bonus plan: In July 2015, the Company adopted the Senior Executive Cash Incentive Bonus Plan (“Bonus Plan”). The Bonus Plan provides for cash payments based upon the attainment of performance targets established by the Company’s compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to the Company, or corporate performance goals, as well as individual targets. The Company has recorded $0.5 million of compensation expense for each of the three months ended March 31, 2020 and 2019, under the Bonus Plan.

Note 13. License agreements

On October 23, 2018, the Company entered into an Exclusive License Agreement (“NeuRx License”) with NeuRx Pharmaceuticals LLC (“NeuRx”), pursuant to which NeuRx granted the Company an exclusive, worldwide, royalty-bearing license to research, develop, manufacture, and commercialize certain pharmaceutical products containing NeuRx’s proprietary compound designated as NRX-101, referred to by the Company as NT0502. NT0502 is a new chemical entity that is being developed by the Company for the treatment of sialorrhea, which is excessive salivation or drooling. Under the NeuRx License, the Company made an upfront payment of $0.2 million to NeuRx upon the execution of the agreement. During the three months ended March 31, 2020, the Company made a payment of $0.2 million following receipt of notice of allowance of the first Licensed Patent by the United States Patent and Trademark Office (“USPTO”), as defined in the NeuRx License. Such Licensed Patent subsequently was issued by the USPTO. Also, during the three months ended March 31, 2020, the Company met the completion of the first Pilot PK Study milestone, as defined in the NeuRx License, triggering a payment of $0.3 million that was made in April 2020. The Company may in the future be required to make certain development and milestone payments and royalties based on annual net sales, as defined in the NeuRx License. Royalties are to be paid on a country-by-country and licensed product-by-licensed product basis, during the period of time beginning on the first commercial sale of such licensed product in such country and continuing until the later of: (i) the expiration of the last-to-expire valid claim in any licensed patent in such country that covers such licensed product in such country; and/or (ii) expiration of regulatory exclusivity of such licensed product in such country.

Under the Teva Licensing Agreement, the Company granted Teva a non-exclusive license to certain patents owned by the Company by which Teva has the right to manufacture and market its generic version of Cotempla XR-ODT under its ANDA beginning on July 1, 2026, or earlier under certain circumstances. The Teva Licensing Agreement has been submitted to the applicable governmental agencies (see Note 12).

Under the Actavis Licensing Agreement, the Company granted Actavis a non-exclusive license to certain patents owned by the Company by which Actavis has the right to manufacture and market its generic version of Adzenys XR-ODT under its ANDA beginning on September 1, 2025, or earlier under certain circumstances. The Actavis Licensing Agreement has been submitted to the applicable governmental agencies (see Note 12).

On July 23, 2014, the Company entered into a Settlement Agreement and an associated License Agreement (the “2014 License Agreement”) with Shire LLC (“Shire”) for a non-exclusive license to certain patents for certain activities with respect to the Company’s New Drug Application (the “NDA”) No. 204326 for an extended-release orally disintegrating amphetamine polistirex tablet. In accordance with the terms of the 2014 License Agreement, following the receipt of the approval from the FDA for Adzenys XR-ODT, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in February 2016. The Company is paying a single digit royalty on net sales of Adzenys XR-ODT during the life of the patents.

On March 6, 2017, the Company entered into a License Agreement (the “2017 License Agreement”) with Shire, pursuant to which Shire granted the Company a non-exclusive license to certain patents owned by Shire for certain activities with respect to the Company’s NDA No. 204325 for an extended-release amphetamine oral suspension. In accordance with the terms of the 2017 License Agreement, following the receipt of the approval from the FDA for Adzenys ER, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in October 2017. The Company is paying a single digit royalty on net sales of Adzenys ER during the life of the patents.

Such license fees are capitalized as an intangible asset and are amortized into cost of goods sold over the life of the longest associated patent. The royalties are recorded as cost of goods sold in the same period as the net sales upon which they are calculated.

Additionally, each of the 2014 and 2017 License Agreements contains a covenant from Shire not to file a patent infringement suit against the Company alleging that Adzenys XR-ODT or Adzenys ER, respectively, infringes the Shire patents.

Note 14. Related party transactions

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share, which includes 750,000 shares of the Company’s common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price on February 17, 2017. On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock. Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of both public offerings, and as a result, is classified as a related party. The Company is obligated under a $60.0 million senior secured credit Facility that was issued by the Company to Deerfield. On June 1, 2017, the Company and Deerfield entered into an Amendment to the Company’s existing Facility with Deerfield which extended the date to repay the Accrued Interest under the Facility to June 1, 2018, which may have been extended to June 1, 2019 at the election of the Company if certain conditions have been met as specified in the Amendment. The right to payment of the Accrued Interest was memorialized in the form of Convertible Notes issued to Deerfield on the Amendment Date. On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled (see Note 7).

On November 5, 2018, the Company and Deerfield entered into the Second Amendment to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of the November Offering. The Second Amendment provides an option for the $15.0 million principal on the Facility due in May 2020 to be paid in either May 2021 or May 2022 upon the achievement of certain revenue milestones as described in the Second Amendment. The revenue milestone was not met for the period ending December 31, 2019. Also, pursuant to the Second Amendment, the Company amended and restated its outstanding notes under the Facility in the form of senior secured convertible notes. The Company has the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. Additionally, subject to the terms of the amended and restated convertible notes, Deerfield has the right to convert the remaining principal under the Facility into shares of Common Stock not to exceed 3,796,668 shares in the aggregate at a conversion price ranging from 95% to 83% of the greater of the average of the volume weighted average price per share of the Common Stock for the three-trading day period immediately preceding such conversion and $10.00. On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. Deerfield also participated in the purchase of the Company’s common shares as part of this offering (see Note 7).

Note 15. Subsequent events

On April 18, 2020, the Company entered into a $3.6 million U.S. Small Business Administration Paycheck Protection Program Loan, (the “PPP Loan”) with First Republic Bank (the “PPP Lender”). The Company repaid the full amount of the PPP Loan to the PPP Lender on May 6, 2020.

On May 6, 2020, the Company and Deerfield entered into the fifth amendment to the Facility (the “Fifth Amendment”), under which the Company deferred $5.0 million of principal (“Deferred Principal”) otherwise due on May 11, 2020. The Company is required to pay the Deferred Principal in eight equal monthly installments beginning on September 11, 2020 and ending on April 11, 2020. The Company paid in cash the $10.0 million principal payment otherwise due on May 11, 2020.

Under the terms of the Fifth Amendment, Deerfield may convert up to $10.0 million of the remaining debt due under the Facility into the Company’s common stock at a conversion price of $1.50 per share. Any monthly payment otherwise due for the Deferred Principal will be deferred to May 11, 2021 for any month in which the Company’s common stock trades above $1.50 for 10 consecutive days. In addition, the Deferred Principal obligation is reduced by principal converted during the previous calendar month. A $250,000 incremental exit fee will be due in cash when the Facility is paid in full.

On May 11, 2020, the Company, upon the approval of the Board of Directors of the Company, announced a restructuring and reduction in force (the “Restructuring”) of approximately 25 percent of its workforce, or approximately 50 employees, as well as other cost savings initiatives intended to lower the Company’s annualized net operating cash burn. The Restructuring is expected to be substantially complete as of May 15, 2020. The total costs related to the Restructuring are estimated to be approximately $1.2 million, of which approximately $1.1 million will result in future cash outlays primarily related to severance costs and related expenses. The Company expects to record these charges in the three-month period ending June 30, 2020.

Neos Therapeutics, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Neos Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Neos Therapeutics, Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2019 and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2010.

Dallas, Texas

March 13, 2020

Neos Therapeutics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$16,830	$46,478
Short-term investments	8,064	—
Accounts receivable, net of allowances for chargebacks and cash discounts of $4,848 and $1,865 at December 31, 2019 and 2018, respectively	26,563	27,801
Inventories	11,010	10,367
Prepaid expenses and other current assets	4,092	4,032
Total current assets	66,559	88,678

Property and equipment, net	7,345	7,914
Operating lease right-of-use assets	3,044	—
Intangible assets, net	12,543	14,616
Other assets	1,382	149
Total assets	$90,873	$111,357

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Accounts payable	$6,650	$12,730
Accrued expenses	40,188	35,818
Current portion of operating lease liabilities	681	—
Current portion of long-term debt	15,836	8,557
Total current liabilities	63,355	57,105

Long-Term Liabilities:
Long-term debt, net of current portion	29,099	43,217
Operating lease liabilities	3,254	—
Derivative liability	1,135	2,017
Deferred rent	—	989
Other long-term liabilities	160	184
Total long-term liabilities	33,648	46,407

Stockholders’ (Deficit) Equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding at December 31, 2019 and 2018	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2019 and 2018; 49,766,472 and 49,732,671 shares issued and outstanding, respectively, at December 31, 2019; 49,710,104 and 49,676,303 shares issued and outstanding, respectively, at December 31, 2018	50	50
Treasury stock, at cost, 33,801 shares at December 31, 2019 and 2018	(352)	(352)
Additional paid-in capital	328,056	325,130
Accumulated deficit	(333,885)	(316,983)
Accumulated other comprehensive income	1	—
Total stockholders’ (deficit) equity	(6,130)	7,845
Total liabilities and stockholders’ (deficit) equity	$90,873	$111,357

See notes to consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,
	2019	2018	2017
Revenues:
Net product sales	$64,649	$49,988	$27,132

Cost of goods sold	25,123	26,928	14,030
Gross profit	39,526	23,060	13,102

Research and development expenses	8,582	8,508	8,957
Selling and marketing expenses	28,122	44,133	46,881
General and administrative expenses	13,237	13,915	13,805
Loss from operations	(10,415)	(43,496)	(56,541)

Interest expense	(8,009)	(8,974)	(10,085)
Other income, net	1,533	795	854
Loss before income taxes	(16,891)	(51,675)	(65,772)
Income tax expense (benefit)	11	—	—
Net loss	$(16,902)	$(51,675)	$(65,772)

Weighted average common shares outstanding used to compute net loss per share, basic and diluted	49,723,772	32,288,555	24,751,091

Net loss per share of common stock, basic and diluted	$(0.34)	$(1.60)	$(2.66)

See notes to consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2019	2018	2017
Net loss	$(16,902)	$(51,675)	$(65,772)
Other comprehensive income (loss):
Net unrealized gain (loss) on short-term investments	1	6	(5)

Total other comprehensive income (loss)	$1	$6	$(5)

Comprehensive loss	$(16,901)	$(51,669)	$(65,777)

See notes to consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands, except shares)

	Year Ended December 31,
	2019		2018		2017
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred Stock
Balance as of the beginning of the period	—	$—	—	$—	—	$—
Balance as of the end of the period	—	—	—	—	—	—
Common Stock
Balance as of the beginning of the period	49,710,104	50	29,030,757	29	16,079,902	16
Issuance of common stock, net of issuance costs	—	—	20,651,524	21	12,019,639	12
Issuance of common stock upon conversion of convertible notes	—	—	—	—	929,967	1
Issuance of common stock upon RSU conversion	20,328	—	26,991	—	—	—
Shares issued for exercise of stock options	36,040	—	832	—	1,249	—
Balance as of the end of the period	49,766,472	50	49,710,104	50	29,030,757	29
Treasury Stock
Balance as of the beginning of the period	(33,801)	(352)	(33,801)	(352)	(18,906)	(232)
Purchase of treasury stock	—	—	—	—	(14,895)	(120)
Balance as of the end of the period	(33,801)	(352)	(33,801)	(352)	(33,801)	(352)
Additional Paid-In Capital
Balance as of the beginning of the period		325,130		274,584		198,787
Issuance of common stock, net of issuance costs		—		47,271		64,548
Issuance of common stock upon conversion of convertible notes		—		—		6,585
Shares issued for exercise of stock options		11		—		—
Payroll tax withheld for RSU releases		(2)		(46)		—
Recognition of beneficial conversion feature on convertible notes		—		—		613
Share-based compensation expense		2,917		3,321		4,051
Balance as of the end of the period		328,056		325,130		274,584
Retained Earnings
Balance as of the beginning of the period		(316,983)		(265,308)		(199,536)
Net loss		(16,902)		(51,675)		(65,772)
Balance as of the end of the period		(333,885)		(316,983)		(265,308)
Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the period		—		(6)		(1)
Net unrealized gain on investments		1		6		(5)
Balance as of the end of the period		1		—		(6)

Total stockholders’ (deficit) equity		$(6,130)		$7,845		$8,947

See notes to the consolidated financial statements

Neos Therapeutics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2019	2018	2017
Cash Flows From Operating Activities:
Net loss	$(16,902)	$(51,675)	$(65,772)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	2,917	3,321	4,051
Depreciation and amortization of property and equipment	2,059	1,750	1,363
Amortization of patents and other intangible assets	2,132	1,737	1,660
Changes in fair value of earnout, derivative and warrant liabilities	(958)	(387)	(509)
Amortization of senior debt issuance costs and discounts	1,469	961	1,316
Amortization of short-term investment purchase discounts	(90)	(131)	(126)
Deferred interest on debt	—	—	2,111
(Gain) loss on sale of equipment	(3)	—	(23)
Other adjustments	(12)	48	(91)
Changes in operating assets and liabilities:
Accounts receivable	1,238	(14,130)	(7,536)
Inventories	(643)	1,365	(6,190)
Deferred contract sales organization fees	—	—	720
Other assets	(63)	(444)	(414)
Accounts payable	(6,197)	1,270	3,008
Accrued expenses	4,368	14,874	13,171
Operating lease liabilities	(98)	—	—
Net cash used in operating activities	(10,783)	(41,441)	(53,261)

Cash Flows From Investing Activities:
Purchases of short-term investments	(17,231)	(17,906)	(48,015)
Sales and maturities of short-term investments	9,258	36,491	45,118
Proceeds from sale-leaseback of equipment	—	—	3,222
Proceeds from sale of equipment	2	—	—
Capital expenditures	(1,088)	(1,361)	(2,497)
Intangible asset expenditures	(59)	(5)	(361)
Net cash (used in) provided by investing activities	(9,118)	17,219	(2,533)

Cash Flows From Financing Activities:
Proceeds from the issuance of common stock, net of issuance costs	11	47,292	64,560
Payments made on borrowings	(8,598)	(8,425)	(989)
Proceeds from short-term line of credit	14,000	—	—
Payments made on short-term line of credit	(14,000)	—	—
Payment of debt financing costs	(1,158)	(90)	(40)
Payments made to purchase treasury stock	—	—	(120)
Payment of payroll taxes withheld for releases of restricted stock units	(2)	(46)	—
Net cash (used in) provided by financing activities	(9,747)	38,731	63,411

(Decrease) increase in cash and cash equivalents	(29,648)	14,509	7,617

Cash and Cash Equivalents:
Beginning	46,478	31,969	24,352
Ending	$16,830	$46,478	$31,969

Supplemental Disclosure of Noncash Transactions:
Acquired equipment under finance lease	$406	$—	$—
Finance lease liability from purchase of equipment	$406	$105	$—
Derivative liability incurred in connection with Loan and Security Agreement	$69	$—	$—
Deferred debt financing costs included in accounts payable and accrued expenses	$119	$—	$—
Exit Fee liability incurred in connection with Second Amendment to Facility	$—	$750	$—
Derivative Liability incurred in connection with Amendments to Facility	$—	$611	$2,107
Prepaid assets included in accounts payable	$—	$—	$654
Issuance of senior secured convertible notes in lieu of interest payment	$—	$—	$6,586
Issuance of common stock upon conversion of senior secured convertible notes	$—	$—	$6,586
Capital lease liability from sale-leaseback transactions	$—	$—	$3,222
Beneficial conversion feature incurred on convertible notes	$—	$—	$613

Supplemental Cash Flow Information:
Interest paid	$6,565	$8,158	$6,769

See notes to consolidated financial statements.

Neos Therapeutics, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and nature of operations

Neos Therapeutics, Inc., a Delaware corporation, and its subsidiaries (the “Company”) is a fully integrated pharmaceutical company. The Company has developed a broad, proprietary modified-release drug delivery technology that enables the manufacture of single and multiple ingredient extended-release (“XR”) pharmaceuticals in patient- and caregiver-friendly orally disintegrating tablet (“ODT”) and oral suspension dosage forms. The Company has a pipeline of extended-release pharmaceuticals including three products approved by the U.S. Food and Drug Administration (the “FDA”) for the treatment of attention deficit hyperactivity disorder (“ADHD”). Adzenys XR-ODT was approved by the FDA in January 2016 and launched commercially in May 2016. The Company received approval from the FDA for Cotempla XR-ODT, its methylphenidate XR-ODT for the treatment of ADHD in patients 6 to 17 years old, in June 2017, and commercially launched in September 2017. Also, the Company received approval from the FDA for Adzenys ER oral suspension (“Adzenys ER”) in September 2017 and commercially launched this product in February 2018. In addition, the Company manufactures and markets a generic Tussionex (hydrocodone and chlorpheniramine) (“generic Tussionex”), extended-release oral suspension for the treatment of cough and upper respiratory symptoms of a cold. In addition to its marketed products, the Company is developing NT0502, its product candidate for the treatment of sialorrhea.

Note 2. Summary of significant accounting policies

Basis of Presentation: The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and with the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its four wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Concentration of credit risk: Accounts receivable subjects the Company to concentrations of credit risk. Accounts receivable were due from thirteen and fourteen customers in the years ended December 31, 2019 and 2018, respectively. Three customers accounted for 96% of the accounts receivable at December 31, 2019 and 2018.

There were fifteen customers that accounted for all gross revenue in the years ended December 31, 2019 and 2018, and fourteen customers that accounted for all gross revenue in the year ended December 31, 2017. Three customers accounted for 94% of the gross revenue for the years ended December 31, 2019, and 93% of the gross revenue for the years ended December 31, 2018 and 2017.

Segment information: Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment, which is the development, manufacturing and commercialization of pharmaceuticals.

Liquidity: During 2019, 2018 and 2017, the Company incurred operating losses and used cash to fund operations. Management intends to achieve profitability through revenue growth from its currently marketed pharmaceutical products. The Company does not anticipate it will be profitable until such time as revenues from Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER increase substantially over the current levels. In November 2018, the Company completed an offering of its common stock and restructured its outstanding debt which reduced the amount of principal payable in cash. On October 2, 2019, the Company entered into a senior secured credit agreement with Encina Business Credit, LLC (“Encina”) as agent for the lenders (the “Loan Agreement”), in which Encina will extend up to $25.0 million in secured Revolving Loans to the Company, of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivables. Accordingly, management has performed the review required for going concern accounting and believes the Company presently has sufficient liquidity to continue to operate for the next twelve months after the filing of this Report on Form 10-K.

Cash equivalents: The Company invests its available cash balances in bank deposits and money market funds. The Company considers highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company’s primary objectives for investment of available cash are the preservation of capital and the maintenance of liquidity.

Short-term investments: Short-term investments, if any, consist of debt securities that have original maturities greater than three months but less than or equal to one year and are classified as available-for-sale securities. Such securities are carried at estimated fair value, with any unrealized holding gains or losses reported, net of material tax effects reported, as accumulated other comprehensive income or loss, which is a separate component of stockholders’ (deficit) equity. Realized gains and losses, and declines in value judged to be other-than-temporary, if any, are included in other income in the consolidated results of operations. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in fair value charged to earnings in that period, and a new cost basis for the security is established. Dividend and interest income are recognized in other income when earned. The cost of securities sold is calculated using the specific identification method. The Company places all investments with government agencies, or corporate institutions whose debt is rated as investment grade. The Company classifies all available-for-sale marketable securities with maturities greater than one year from the balance sheet date, if any, as non-current assets.

Allowance for doubtful accounts: The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management determines the adequacy of the allowance based on reviews of individual accounts, historical losses, existing economic conditions and estimates based on management’s judgments in specific matters. Accounts are written off as they are deemed uncollectible based on periodic review of the accounts. There is no allowance for doubtful accounts at December 31, 2019 or 2018, as management believes that all receivables are fully collectible.

Inventories: Inventories are measured at the lower of cost (first in, first out) or net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. Cost elements include material, labor and manufacturing overhead. Inventories consist of raw materials, work in process and finished goods.

Until objective and persuasive evidence exists that regulatory approval has been received and future economic benefit is probable, pre-launch inventories are expensed into research and development. Manufacturing costs for the production of Adzenys XR-ODT incurred after the January 27, 2016 FDA approval date, for the production of Cotempla XR-ODT incurred after June 30, 2017, following the FDA approval date of June 19, 2017, and for the production of Adzenys ER incurred after September 30, 2017, following the FDA approval date of September 15, 2017, are being capitalized into inventory.

Property and equipment: Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of the respective lease term or the estimated useful lives of the assets.

Leases: At the inception of an arrangement, the Company determines if an arrangement is, or contains, a lease based on the unique facts and circumstances present in such arrangement. Lease classification, recognition, and measurement are then determined at the lease commencement date. For arrangements that contain a lease, the Company will (i) identify lease and non-lease components, (ii) determine the consideration in the contract, (iii) determine whether the lease is an operating or financing lease, and (iv) recognize lease right-of-use (“ROU”) assets and liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company uses the implicit interest rate when readily determinable and uses the Company’s incremental borrowing rate when the implicit rate is not readily determinable based upon the information available at the lease commencement date in determining the present value of the lease payments.

Fixed lease payments are recognized over the expected term of the lease using the effective interest method. Variable lease expenses that are not considered fixed, or in substance fixed, are expensed as incurred. Fixed and variable lease expense on operating leases are recognized within cost of goods sold and operating expenses in the Company’s consolidated statements of operations. ROU asset amortization and interest costs on financing leases are recorded within cost of goods sold and interest expense, respectively, in the Company’s consolidated statements of operations. The Company have elected the short-term lease exemption and recognizes a short-term lease expense over lease term of 12 months or less.

Operating leases are included in operating lease ROU assets, current portion of operating lease liabilities and operating lease liabilities in the Company’s consolidated balance sheets. Financing leases are included in property and equipment, net, current portion of long-term debt and long-term debt, net of current portion in the Company’s consolidated balance sheets.

Intangible assets: Intangible assets subject to amortization, which principally include proprietary modified-release drug delivery technology, the costs to acquire the rights to Tussionex Abbreviated New Drug Application and patents, are recorded at cost and amortized over the estimated lives of the assets, which primarily range from 10 to 20 years. The Company estimates that the patents it has filed have a future beneficial value. Therefore, costs associated with filing for its patents are capitalized. Once the patent is approved and commercial revenue realized, the costs associated with the patent are amortized over the useful life of the patent. If the patent is not approved, the costs will be expensed. For new product candidates, patent applications and related expenses are expensed as incurred.

Impairment of long-lived assets: Long-lived assets such as property and equipment and intangibles subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Such assets are also evaluated for impairment in light of the Company’s continuing losses. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. No impairment charges were recorded for the years ended December 31, 2019, 2018 or 2017.

Debt issuance costs and discounts: Debt issuance costs reflect fees paid to lenders, as compensation for services beyond their role as a creditor, and third parties whose costs are directly related to issuing debt and that otherwise would not be incurred. Amounts paid to the lender as a reduction in the proceeds received are considered a component of the discount on the issuance and not an issuance cost. Debt issuance costs and discounts related to term loans are reported as a direct deduction from the outstanding debt and amortized over the term of the debt using the effective interest method as additional interest expense. Debt issuance costs related to a line of credit facility are accounted for in accordance with ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, in which the Company elects to defer and present debt issuance costs as an asset and are recorded at cost and subsequently amortized over the term of the line of credit as additional interest expense. The unamortized debt issuance costs related to a line of credit facility is included in other assets in the consolidated balance sheets.

Derivative liabilities: The Company evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability and the change in fair value is recorded in other income, net in the consolidated results of operations. In circumstances where there are multiple embedded instruments that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption and are classified in interest expense in the consolidated results of operations.

Revenue recognition: Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company makes estimates of the net sales price, including estimates of variable consideration (e.g., savings offers, prompt payment discounts, product returns, wholesaler fees, wholesaler chargebacks and estimated rebates) to be incurred on the selling price of the respective product sales, and recognizes the estimated amount as revenue when it transfers control of the product to its customers (e.g., upon delivery). Variable consideration is determined using either an expected value or a most likely amount method. The estimate of variable consideration is also subject to a constraint such that some or all of the estimated amount of variable consideration will only be included in the transaction price to the extent that it is probable that a significant reversal of revenue (in the context of the contract) will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimating variable consideration and the related constraint requires the use of significant management judgment and other market data. The Company provides for prompt payment discounts, wholesaler fees and wholesaler chargebacks based on customer contractual stipulations. The Company analyzes recent product return history and other market data obtained from its third party logistics providers (“3PLs”) to determine a reliable return rate. Additionally, management analyzes historical savings offers and rebate payments based on patient prescriptions dispensed for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER and information obtained from third party providers to determine these respective variable considerations.

The Company sells its generic Tussionex, Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to a limited number of pharmaceutical wholesalers, all subject to rights of return. Pharmaceutical wholesalers buy drug products directly from manufacturers. Title to the product passes upon delivery to the wholesalers, when the risks and rewards of ownership are assumed by the wholesaler (freight on board destination). These wholesalers then resell the product to retail customers such as food, drug and mass merchandisers.

Contract Balances

Contract assets primarily relate to our right to consideration in exchange for products transferred to a customer in which our right to consideration is dependent upon the customer selling these products. As of December 31, 2019, contract assets of $27,000 was included in other current assets in the consolidated balance sheets. The Company had no contract asset as of December 31, 2018. As of December 31, 2019 and 2018, the Company had no contract liability.

Disaggregation of revenue

The following table disaggregates the Company’s net product sales by product:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Adzenys XR-ODT	$31,213	$26,631	$20,377
Cotempla XR-ODT	25,649	19,014	1,590
Adzenys ER	834	(27)	—
Generic Tussionex	6,953	4,370	5,165
	$64,649	$49,988	$27,132

Net product sales

Net product sales represent total gross product sales less gross to net sales adjustments. Gross to net sales adjustments for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER include savings offers, prompt payment discounts, wholesaler fees, estimated rebates to be incurred on the selling price of the respective product sales and estimated allowances for product returns.

Gross to net sales adjustments for generic Tussionex include prompt payment discounts, estimated allowances for product returns, wholesaler fees, estimated government rebates and estimated chargebacks to be incurred on the selling price of generic Tussionex related to the respective product sales.

The Company recognizes total gross product sales less gross to net sales adjustments as revenue based on shipments from 3PLs to the Company’s wholesaler customers.

Savings offers for branded products

The Company offers savings programs for Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER to patients covered under commercial payor plans in which the cost of a prescription to such patients is discounted. The amount of redeemed savings offers is recorded based on information from third-party providers against the estimated discount recorded as accrued expenses. The estimated discount is recorded as a gross to net sales adjustments at the time revenue is recognized.

Prompt payment discounts

Prompt payment discounts are based on standard programs with wholesalers and are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized.

Wholesale distribution fees

Wholesale distribution fees are based on definitive contractual agreements for the management of the Company’s products by wholesalers and are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized.

Rebates

The Company’s branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER are subject to commercial managed care and government managed Medicare and Medicaid programs whereby discounts and rebates are provided to participating managed care organizations and federal and/or state governments. Calculations related to rebate accruals of branded products are estimated based on information from third-party providers.

The Company’s generic Tussionex product is subject to state government-managed Medicaid programs whereby discounts and rebates are provided to participating state governments. Generic Tussionex government rebates are estimated based upon rebate payment data available from sales of the Company’s generic Tussionex product over the past three years.

Estimated rebates are recorded as accrued expenses and as a gross to net sales adjustment at the time revenue is recognized. Historical trends of estimated rebates will be regularly monitored, which may result in adjustment to such estimates in the future.

Product returns

Wholesalers’ contractual return rights are limited to defective product, product that was shipped in error, product ordered by customer in error, product returned due to overstock, product returned due to dating or product returned due to recall or other changes in regulatory guidelines. The return policy for expired product allows the wholesaler to return such product starting six months prior to expiry date to twelve months post expiry date. Estimated returns are recorded as accrued expenses and as a gross to net sales adjustments at the time revenue is recognized.

The Company analyzed recent branded product return data to determine a reliable return rate for branded Adzenys XR-ODT, Cotempla XR-ODT and Adzenys ER. Generic Tussionex product returns were estimated based upon return data available from sales of the Company’s generic Tussionex product over the past three years.

Wholesaler chargebacks for generic product

The Company’s generic Tussionex products are subject to certain programs with wholesalers whereby pricing on products is discounted below wholesaler list price to participating entities. These entities purchase products through wholesalers at the discounted price, and the wholesalers charge the difference between their acquisition cost and the discounted price back to the Company. Estimated chargebacks are recorded as a discount allowance against accounts receivable and as a gross to net sales adjustments at the time revenue is recognized based on information provided by third parties.

Due to estimates and assumptions inherent in determining the amount of returns, rebates and chargebacks, the actual amount of returns, claims for rebates and chargebacks may be different from the estimates, at which time reserves would be adjusted accordingly. Wholesale distribution fees and the allowance for prompt pay discounts are recorded at the time of shipment and such fees and allowances are recorded in the same period that the related revenue is recognized.

Distribution expenses: Costs invoiced to the Company by its third party logistics firm are classified as cost of goods sold in the consolidated statements of operations.

Shipping and handling costs: Amounts billed to customers for shipping and handling fees for the delivery of goods are classified as cost of goods sold in the consolidated statements of operations.

Research and development costs: Research and development costs are charged to operations when incurred and include salaries and benefits, facilities costs, overhead costs, raw materials, laboratory and clinical supplies, clinical trial costs, contract services, fees paid to regulatory authorities for review and approval of the Company’s product candidates and other related costs.

Advertising costs: Advertising costs are comprised of print and electronic media placements that are expensed as incurred. There was no advertising costs recognized during the year ended December 31, 2019. The Company recognized advertising costs of $0.6 million and $0.4 million during the years ended December 31, 2018 and 2017 respectively.

Share-based compensation: Share-based compensation awards, including grants of stock options, restricted stock, restricted stock units (“RSUs”) and modifications to existing stock options, are recognized in the statement of operations based on their fair values. Compensation expense related to stock-based awards is recognized on a straight- line basis, based on the grant date fair value, over the requisite service period of the award, which is generally the vesting term. The fair value of the Company’s stock-based awards to employees and directors is estimated using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends.

For performance-based stock awards, compensation expense is recognized on a straight-line basis, based on the grant date fair value, over the performance period or through the vesting date, whichever is longer. Management monitors the probability of achievement of the performance conditions and adjusts stock-based compensation expense, if necessary.

Since the Company’s initial public offering (“IPO”) in July 2015, the Company’s board of directors has determined the fair value of each share of underlying common stock based on the closing price of the Company’s common stock as reported by the NASDAQ Global Market on the date of grant.

Under ASU No. 2017-09 guidance for accounting for share-based payments, the Company has elected to continue estimating forfeitures at the time of grant and, if necessary, revise the estimate in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the actual expense recognized over the vesting period will only be for those options that vest.

Paragraph IV litigation costs: Legal costs incurred by the Company in the enforcement of the Company’s intellectual property rights are charged to expense as incurred.

Income taxes: Income taxes are accounted for using the liability method, under which deferred taxes are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

Management evaluates the Company’s tax positions in accordance with guidance on accounting for uncertainty in income taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the position will be sustained upon examination. As of December 31, 2019 and 2018, the Company has unrecognized tax benefits associated with uncertain tax positions in the consolidated financial statements. These uncertain tax positions were netted against net operating losses (NOL’s) with no separate reserve for uncertain tax positions required.

Deferred tax assets should be reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. In evaluating the objective evidence that historical results provide, the Company considered that three years of cumulative operating losses was significant negative evidence outweighing projections for future taxable income. Therefore, at December 31, 2019 and 2018, the Company determined that it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to zero. The Company may not ever be able to realize the benefit of some or all of the federal and state loss carryforwards, either due to ongoing operating losses or due to ownership changes, which limit the usefulness of the loss carryforwards.

Recent accounting pronouncements: In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, enhances and simplifies various aspects of the income tax accounting guidance including the elimination of certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for foreign basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company elected to early adopt ASU 2019-12 on its consolidated financial statements for the period ended December 31, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations or financial position.

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2018-13, Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The standard is effective for public entities for the fiscal years ending after December 15, 2020, with early adoption permitted for the removed disclosures and delayed adoption permitted for the new disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact of adopting ASU 2018-13 on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a write-down. The standard is effective for public entities that are smaller reporting companies, as defined by the SEC, for the fiscal years beginning after December 15, 2022, with early adoption permitted through a modified retrospective approach. The Company has evaluated the impact of adopting ASU 2016-13 and determined that the adoption will be immaterial to the consolidated financial statements. The Company will adopt ASU 2016-13 on January 1, 2023.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement –Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the TCJA, and requires certain disclosures about stranded tax effects. ASU 2018-02 is effective for entities for fiscal years beginning after December 15, 2018 with early adoption permitted, and shall be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the corporate income tax rate in the TCJA is recognized. This standard became effective for the Company on January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations or financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (the “New Lease Standard”). The New Lease Standard supersedes the lease guidance under FASB Accounting Standards Codification (“ASC”) Topic 840, Leases (“Prior GAAP”), resulting in the creation of FASB ASC Topic 842, Leases. Under the new guidance, lessees are required to recognize in the statement of financial position the following for all finance and operating leases (with the exception of short-term leases) at the commencement date: 1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) a ROU asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

In January, July and December 2018, the FASB issued additional amendments to the new lease guidance relating to, transition, and clarification. The July 2018 amendment, ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, provides an optional transition method that allows entities to elect to apply the standard using the modified retrospective transition method, which did not require the Company to adjust comparative periods.

The Company adopted this standard on the effective date of January 1, 2019 and elected to use the modified retrospective transition method approach at transition. Therefore, no adjustments are made to amounts in prior period financial statements.

In addition, the Company elected the following practical expedients:

1)	the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allows the Company to carry forward the historical lease classification;

2)	the land easements practical expedient, which allows the Company to carry forward the accounting treatment for land easements on existing agreements;

3)	the short-term lease practical expedient, which allows the Company to exclude short-term leases from recognition in the consolidated balance sheets; and

4)	the bifurcation of lease and non-lease components practical expedient, which does not require the Company to bifurcate lease and non-lease components for all classes of assets.

The adoption of this accounting standard resulted in the recording of Operating lease ROU assets and Operating lease liabilities of $3.4 million and $4.3 million, respectively, as of January 1, 2019. The difference between the operating lease assets and liabilities was recorded as an adjustment to deferred rent for $0.9 million relating to real estate leases. The adoption of ASU 2016-02 had no impact on Accumulated Deficit.

The Company implemented additional internal controls to identify lease contracts and enable the preparation of financial information related to the New Lease Standard. See Note 12 for additional information.

Note 3. Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. Potentially dilutive securities, which include warrants, outstanding stock options under the stock option plans and shares issuable in future periods, such as RSU awards, have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position. Restricted stock is considered legally issued and outstanding on the grant date, while RSUs are not considered legally issued and outstanding until the RSUs vest. Once the RSUs are vested, equivalent common shares will be issued or issuable to the grantee and therefore the RSUs are not considered for inclusion in total common shares issued and outstanding until vested.

The following potentially dilutive securities outstanding were excluded from consideration in the computation of diluted net loss per share of common stock for the years ended December 31, 2019, 2018 and 2017, respectively, because including them would have been anti-dilutive:

	December 31,
	2019	2018	2017
Series C Redeemable Convertible Preferred Stock Warrants (as converted)	70,833	70,833	70,833
Stock options outstanding	4,430,966	3,446,885	2,454,973
RSUs outstanding	54,063	75,314	85,000

Note 4. Fair value of financial instruments

The Company records financial assets and liabilities at fair value. The carrying amounts of certain financial assets and liabilities including cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximated their fair value due to their short-term maturities. The remaining financial instruments were reported on the Company’s consolidated balance sheets at amounts that approximate current fair values based on market based assumptions and inputs.

As a basis for categorizing inputs, the Company uses a three tier fair value hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions as follows:

Level 1:	Unadjusted quoted prices for identical assets in an active market.

Level 2:	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full-term of the asset.

Level 3:	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset.

The following table presents the hierarchy for the Company’s financial instruments measured at fair value on a recurring basis for the indicated dates:

	Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents	$12,338	$4,492	$—	$16,830
Short-term investments	1,261	6,803	—	8,064
Total financial assets	$13,599	$11,295	$—	$24,894
Earnout liability	$—	$—	$30	$30
Derivative liabilities (see Note 11)	—	—	1,135	1,135
Total financial liabilities	$—	$—	$1,165	$1,165

	Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash and cash equivalents	$27,419	$19,059	$—	$46,478
Total financial assets	$27,419	$19,059	$—	$46,478
Earnout liability	$—	$—	$37	$37
Derivative liability (see Note 11)	—	—	2,017	2,017
Total financial liabilities	$—	$—	$2,054	$2,054

The Company’s Level 1 assets included bank deposits, certificates of deposit and actively traded money market funds with an original maturity of 90 days or less at December 31, 2019 and 2018. Asset values were considered to approximate fair value due to their short-term nature.

The Company’s Level 2 assets included commercial paper and corporate bonds with maturities of less than one year that are not actively traded which were classified as available-for-sale securities. The level 2 cash equivalents consist of U.S. agency bonds and corporate commercial paper that mature in less than 90 days which are valued using quoted prices and other data values. The estimated fair values of these securities were determined by third parties using valuation techniques that incorporate standard observable inputs and assumptions such as quoted prices for similar assets, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids/offers and other pertinent reference data.

The Company’s cash and cash equivalents and short-term investments had quoted prices at December 31, 2019 and 2018 as shown below:

	December 31, 2019
	Amortized Cost	Unrealized Gain / (Loss)	Market Value
	(in thousands)
Bank deposits and money market funds	$13,599	$—	$13,599
Financial and corporate debt securities	11,294	1	11,295
	$24,893	$1	$24,894

	December 31, 2018
	Amortized Cost	Unrealized Gain / (Loss)	Market Value
	(in thousands)
Bank deposits and money market funds	$27,419	$—	$27,419
Financial and corporate debt securities	19,059	—	19,059
	$46,478	$—	$46,478

The Company’s Level 3 liabilities included the fair value of the earnout liability and the fair values of the Encina and Deerfield derivative liabilities at December 31, 2019. As of December 31, 2018, the Company’s Level-3 liabilities included the fair value of the earnout liability and the fair value of the Deerfield derivative liability.

The fair value of the earnout liability was determined after taking into consideration valuations using the Monte Carlo method based on assumptions at December 31, 2018 and revised at December 31, 2019. These revisions were primarily due to an updated revenue forecast for the Company’s generic Tussionex and the use of a directly-calculated revenue volatility of 36% based on data for potential comparable publicly-traded companies in the generic drug manufacturing space including the Company at December 31, 2019, versus a similarly directly-calculated revenue volatility of 42% at December 31, 2018. Significant changes to these assumptions would result in increases/decreases to the fair value of the earnout liability. The methodologies and significant inputs used in the determination of the fair value of the earnout liability were as follows:

	Earnout Liability
Date of Valuation	12/31/2019	12/31/2018
Valuation Method	Monte Carlo	Monte Carlo
Volatility (annual)	36%	42%
Risk-free rate (annual)	1.53% - 2.58%	2.53% - 3.29%
Time period from valuation until end of earnout	0.5 - 9.5	0.5 - 9.5
Earnout Target 1 (thousands)	$13,700	$13,700
Earnout Target 2 (thousands)	$18,200	$18,200
Discount rate	22.88% - 23.35%	21.35% - 21.68%
Fair value of liability at valuation date (thousands)	$30	$37

The fair value of the Encina derivative liability was determined after taking into consideration valuations using the Probability Weighted Discounted Cash Flow method based on assumptions at the initial valuation date of October 2, 2019 and at December 31, 2019. The fair value of the Deerfield derivative liability was determined after taking into consideration valuations using the Monte Carlo method based on assumptions at December 31, 2019 and 2018. The methodologies and significant inputs used in the determination of the fair value of the debt derivative liabilities were as follows:

	Encina Derivative Liability		Deerfield Derivative Liability
Date of Valuation	12/31/2019	10/02/2019	12/31/2019	12/31/2018
Valuation Method	Discounted Cash Flow	Discounted Cash Flow	Monte Carlo	Monte Carlo
Volatility (annual)	N/A	N/A	N/A	N/A
Time period from valuation until maturity of debt (yrs.)	2.4	2.6	2.4	3.4
Cumulative probability of a change in control prepayment implied by model	23.9%	24.7%	23%	25.1%
Cumulative probability of other accelerated prepayments implied by model	N/A	N/A	10%	13.7%
Discount rate	6.0%	6.0%	25.34%	23.12%
Fair value of liability at valuation date (thousands)	$66	$69	$1,069	$2,017

Significant changes to these assumptions would result in increases/decreases to the fair value of the earnout liability and derivative liabilities.

Changes in Level 3 liabilities measured at fair value for the periods indicated were as follows:

Level 3
Liabilities
(in thousands)
Balance at December 31, 2017	1,830
Change in fair value	224
Balance at December 31, 2018	2,054
Addition of Encina derivative liability	69
Change in fair value	(958)
Balance at December 31, 2019	$1,165

Note 5. Inventories

Inventories at the indicated dates consist of the following:

	December 31,
	2019	2018
	(in thousands)
Raw materials	$3,679	$3,845
Work in process	935	2,704
Finished goods	7,082	4,259
Inventory at cost	11,696	10,808
Inventory reserve	(686)	(441)
	$11,010	$10,367

Note 6. Property and equipment

Property and equipment, net at the indicated dates consists of the following:

	December 31,
	2019	2018
	(in thousands)
Assets under finance lease	$3,733	$3,327
Leasehold improvements	4,392	4,340
Manufacturing, packaging and lab equipment	7,088	6,821
Office furniture and equipment	1,888	2,164
Assets under construction	731	188
	17,832	16,840
Accumulated depreciation and amortization (including $1,153 and $633 at December 31, 2019 and 2018 respectively, applicable to finance leases)	(10,487)	(8,926)
	$7,345	$7,914

Depreciation and amortization expense related to property and equipment was $2,059,000, $1,750,000 and $1,363,000 for the years ended December 31, 2019, 2018 and 2017, respectively. Depreciation and amortization expense is recorded in cost of goods sold, research and development, or general and administrative expenses in the accompanying consolidated statements of operations. As noted in Note 7, the Company sold and leased back a substantial portion of its operating assets in a series of capital lease transactions.

Note 7. Sale-leaseback transaction

For periods prior to January 1, 2019, the Company accounted for the sale and leaseback transactions as capital leases. With the adoption of the New Lease Standard, these transactions are classified as finance leases. Accordingly, the leased assets are recorded in property and equipment and the capitalized lease obligations are included in long-term liabilities at the present value of the future lease payments in accordance with the terms of the lease (see Note 12). Lease payments are applied using the effective interest rate inherent in the leases. Depreciation of the property and equipment is included within depreciation and amortization in the consolidated statements of operations and consolidated statements of cash flows.

In 2012, the Company negotiated financing arrangements with Essex Capital Corporation (“Essex”) which provided for the sale-leaseback of up to $6.5 million of the Company’s property and equipment with a bargain purchase option at the end of the respective lease. These financing arrangements were executed in five separate tranches that occurred in February, July and November 2013, and March 2014. The two February leases and the July lease had been fully satisfied before 2017. The November 2013 leases for a total of $1.0 million of assets expired in April 2017 and the related $161,000 gain was fully amortized at that time and the $100,000 lease buy-out option liability was fully satisfied. The March 2014 lease for $795,000 of assets expired in September 2017 and the related $116,000 gain was fully amortized at that time and the lease buy-out option liability of $79,000 was fully satisfied.

In February 2017, the Company entered into an agreement with Essex for the sale-leaseback of newly acquired assets of up to $5.0 million to finance its capital expenditures. Each lease under this master agreement is for an initial term of 36 months and has an option to purchase the equipment at the end of the respective lease that management considers to be a bargain purchase option. Under this agreement, the Company entered into leases and sold assets with a total capitalized cost of $481,000 and $2,742,000 at effective interest rates of 14.3% and 14.9% on February 13, 2017 and June 30, 2017, respectively. The February sale resulted in net gains of $14,000 which has been deferred and fully amortized over the 36-month term of the lease. There was no gain or loss on the June 2017 sale. As of December 31, 2019, there was no unamortized deferred gain related to these transactions.

For the years ended December 31, 2019, 2018 and 2017, approximately $6,000, $5,000 and $44,000, respectively, of the net gain on sale-leasebacks was recognized in other income, net in the consolidated statements of operations.

Note 8. Intangible assets

Major components of intangible assets, net at the indicated dates consist of the following:

	December 31,
	2019	2018
	(in thousands)
Proprietary modified-release drug delivery technology	$15,600	$15,600
Tussionex ANDA	4,829	4,829
CPI profit sharing	2,043	2,043
Patents	1,971	2,307
Other	1,035	1,035
	25,478	25,814
Accumulated amortization	(12,935)	(11,198)
	$12,543	$14,616

As part of the June 15, 2009 reorganization of the Company as Neos Therapeutics, Inc., the Company performed a purchase price allocation analysis. The proprietary modified-release drug delivery technology was valued at $15.6 million based on projected cash flows expected to be generated from this technology. The $15.6 million is being amortized on a straight-line basis over 20 years.

On August 28, 2014, the Company completed an acquisition of the rights to Tussionex ANDA from Cornerstone and Coating Place, Inc. (“CPI”) which was accounted for as an asset acquisition. Prior to the acquisition, the Company, Cornerstone and CPI shared profits generated by the sale and manufacture of the product under a development and manufacturing agreement, and Cornerstone had commercialization rights to the product. The Company paid $4.2 million to Cornerstone to buy out their rights to commercialize and derive future profits from the product and entered into an agreement whereby Cornerstone transferred certain assets associated with the product to the Company. Legal fees of $90,000 associated with this buyout agreement have been capitalized as part of the purchase price. Additional estimated earnout costs due to Cornerstone of $589,000, recorded at fair value by the Company based upon a valuation provided by a third-party valuation firm, were capitalized as part of the purchase price of this intangible asset. This earnout amount was revalued at December 31, 2019, 2018 and 2017, resulting in a $7,000, $133,000 and $62,000 decrease in the estimated fair value of the earnout, respectively, which is recorded in other income (expense), net in the Company’s consolidated statements of operations. In addition, the Company paid $2.0 million to CPI to buy out their rights to future profits from the collaboration and entered into an agreement whereby CPI will continue to supply a component of the product. Legal fees of $43,000 associated with this buyout agreement have been capitalized as part of the purchase price of this intangible asset. These two intangible assets have an expected life of ten years and are being amortized on a straight-line basis beginning September 2014.

Patents utilized in the manufacturing of the Company’s generic Tussionex product which total $352,000 are being amortized over their expected useful life of 10 years. Patents utilized in the manufacturing of Adzenys XR-ODT which total $599,000 are being amortized over their expected useful life, including $535,000 being amortized for approximately 16 years beginning with the approval of Adzenys XR-ODT on January 27, 2016 and $64,000 being amortized for approximately 15 years beginning in December 2017. Patents utilized in the manufacturing of Cotempla XR-ODT which total $83,000 are being amortized over their expected useful life of approximately 15 years, beginning with the approval of Cotempla XR-ODT on June 19, 2017. Patents utilized in the manufacturing of Adzenys ER which total $451,000 are being amortized over their expected useful life of approximately 15 years, beginning with the approval of Adzenys ER on September 15, 2017. Patent filing costs capitalized, for which the Company estimated to have future value, were $486,000 as at December 31, 2019. Once the patent is approved and commercial revenue realized, the costs associated with the patent are amortized over the useful life of the patent.

Total amortization expense for intangible assets was $1,737,000, $1,737,000 and 1,660,000 for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, during the year ended December 31, 2019, the Company wrote-off $395,000 of capitalized patent filing costs.

Aggregate amortization of intangible assets for each of the next five years and thereafter is as follows:

Year ending	December 31,
(in thousands)
2020	$1,737
2021	1,737
2022	1,737
2023	1,642
2024	1,333
Thereafter	3,871
$12,057

Note 9. Income taxes

The Company applies FASB ASC topic 740, “Income Taxes” or ASC 740 which addresses the determination of whether tax benefits claimed, or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The Company is generally subject to tax examination for a period of three years after tax returns are filed. Therefore, the statute of limitations remains open for tax years 2016 and forward. However, when a company has net operating loss carryovers, those tax years remain open until three years after the net operating losses are utilized. Therefore, the tax years remain open back to 2004.

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

The significant components of deferred income tax assets and liabilities consist of the following:

	December 31,
	2019	2018
	(in thousands)
Deferred Tax Assets:
Net operating loss	$37,747	$37,819
Share-based compensation	2,113	1,757
Research and development tax credit	1,947	2,378
Other reserves	2,238	1,270
Finance lease liability	156	390
Operating lease liability	826	208
State deferred	1,518	1,236
Inventory	90	103
Accrued rebates	5,862	4,902
Interest expense carryover	1,143	1,296
Other	914	952
Total deferred tax assets	54,554	52,311
Deferred Tax Liabilities:
Intangible assets	(1,230)	(1,226)
Right-of-use asset	(639)	—
Property and equipment	(873)	(999)
Total deferred tax liabilities	(2,742)	(2,225)
Valuation allowance	51,812	50,086
Net deferred tax asset (liability)	$—	$—

At December 31, 2019, the Company had gross federal net operating loss carry-forwards of $280,072,000, of which $34,611,000 have no expiration date; the utilization of these net operating loss carryforwards is limited to 80% of taxable income in any given year. The Company also had federal net operating loss carryforwards of approximately $245,461,000 which begin to expire in 2024. At December 31, 2019, the Company had research and development credits of $2,686,000, which begin to expire in 2024. The Company had tax effected state net operating loss carry-forwards of $2,958,000 and $3,166,000 at December 31, 2019 and 2018, respectively. Utilization of the net operating loss carry-forwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The Company has performed an analysis to determine the impact of any ownership change(s) under Section 382 of the Internal Revenue Code. Due to an ownership change in 2017, the amount of federal net operating loss that will expire unused due to the Section 382 limitation is $98,009,000. The amount of federal research and development credit that will expire unused is $350,000. The deferred tax assets and related valuation allowances for both carryforwards have been reduced accordingly.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company has no accrued interest related to its uncertain tax positions as they all relate to timing differences that would adjust the Company’s net operating loss carryforward, interest expense carryover or research and development credit carryover and therefore do not require recognition. As a result of these timing differences, at December 31, 2019 and 2018, the Company had gross unrecognized tax benefits related to uncertain tax positions of $8,646,000 and $3,956,000, respectively. In 2019, the Company performed an analysis of its historic research and development credits and recorded a new uncertain tax position related to these credits, which is reflected in the chart below. The Company has no other tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date. Changes in unrecognized benefits in any given year are recorded as a component of deferred tax expense. A tabular rollforward of the Company’s gross unrecognized tax benefits is below:

	December 31,
	2019	2018
	(in thousands)
Beginning Balance	$3,956	$7,261
Increase resulting from current period tax positions	6,872	5,458
Decrease resulting from current period tax positions	(2,182)	(8,763)
Ending Balance	$8,646	$3,956

The Company has recorded a valuation allowance of $51,812,000 and $50,086,000 at December 31, 2019 and 2018, respectively, to fully reserve its net deferred tax assets. The Company has assessed the likelihood that the deferred tax assets will be realized and determined that it is more likely than not that all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Due to the uncertainty of realizing the deferred tax asset, the Company has placed a valuation allowance against the entire deferred tax asset. The Company may not ever be able to realize the benefit of some or all of the federal and state loss carryforwards, either due to ongoing operating losses or due to ownership changes, which limit the usefulness of the loss carryforwards. The change in the valuation allowance was an increase of $1,726,000 and $11,118,000 for the years ended December 31, 2019 and December 2018, respectively.

The Company has recorded current income tax expense of $11,000 for the year ended December 31, 2019. There was neither income tax expense nor benefit recorded for the year ended December 31, 2018 and 2017. A reconciliation of the Company’s Federal statutory tax rate of 21% to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2019	2018
U.S. Statutory Tax Rate	21%	21%
Change in Valuation Allowance	(10.2)%	(21.5)%
State Tax Expense, net	0.9%	1.8%
Research and Development Tax Credit	0.9%	0.5%
Uncertain Tax Position - Research and Development Tax Credit	(3.4)%	0%
Permanent Difference - Interest Expense	(7.8)%	0%
Provision to Return, Other Permanent Differences and Other Adjustments	(1.4)%	(1.8)%
Income Tax Expense (Benefit)	0%	0%

Note 10. Accrued expenses

Accrued expenses as of December 31, 2019 and 2018 consist of the following:

	December 31,	December 31,
	2019	2018
	(in thousands)
Accrued savings offers	$16,790	$11,289
Accrued rebates	6,109	7,762
Accrued customer returns	5,122	5,157
Accrued wholesaler fees	5,014	4,249
Accrued payroll and benefits	4,485	4,555
Other accrued expenses	2,668	2,806
Total accrued expenses	$40,188	$35,818

Note 11. Debt

Short-term line of credit

On October 2, 2019, the Company entered into the Loan Agreement with Encina. Under the Loan Agreement, Encina will extend up to $25.0 million in secured revolving loans to the Company (the “Revolving Loans”), of which up to $2.5 million may be available for short-term swingline loans, against 85% of eligible accounts receivable. The Revolving Loans bear variable interest through maturity at the one-month London Interbank Offered Rate (“LIBOR”), plus an applicable margin of 4.50%. In addition, the Company is required to pay an unused line fee of 0.50% of the average unused portion of the maximum revolving facility amount during the immediately preceding month. Interest is payable monthly in arrears, upon a prepayment of a loan and on the maturity date. The maturity date under the Loan Agreement is May 11, 2022.

In the event that, for any reason, all or any portion of the lenders’ commitment to make revolving loans is terminated prior to the scheduled maturity date, in addition to the payment of the principal amount and all unpaid accrued interest and other amounts due thereon, the Company is required to pay to the lender a prepayment fee equal to (i) 2.0% of the revolving loan commitment if such event occurs on or before October 2, 2020, (ii) 1.0% of the revolving loan commitment if such event occurs after October 2, 2020 but on or before October 2, 2021, and (iii) 0.5% of the revolving loan commitment if such event occurs after October 2, 2021 but before May 11, 2022.

The Company may permanently terminate the revolving loan facility by prepaying all outstanding principal amounts and all unpaid accrued interest and other amounts due thereon, subject to at least five business days prior notice to the lender and the payment of a prepayment fee as described above.

The Loan Agreement contains customary affirmative covenants, negative covenants and events of default, as defined in the Loan Agreement, including covenants and restrictions that, among other things, require the Company to satisfy certain capital expenditure and other financial covenants, and restrict the Company’s ability to incur liens, incur additional indebtedness, engage in mergers and acquisitions or make asset sales without the prior written consent of the Lenders. A failure to comply with these covenants could permit the Lenders to declare the Company’s obligations under the Loan Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above. As of December 31, 2019, the Company was in compliance with the covenants under the Loan Agreement.

In connection with the Loan Agreement, the Company evaluated to determine if the embedded components in the agreement qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $69,000 for the fair value of the additional interest contingent upon a change in control. As of December 31, 2019, the fair value of the derivative was $66,000 (see Note 4).

Total interest expense on the short-term line of credit, including deferred financing costs amortization, was $184,000 for the year ended December 31, 2019. The Company incurred $1.3 million in financing costs, which are recorded as deferred financing costs and amortized over the term of the revolving loan as additional interest expense using an effective interest rate of 6.56%. During the year ended December 31, 2019, deferred financing cost amortization of $116,000 was charged to interest expense. The unamortized cost of $1.2 million as of December 31, 2019 was included in other assets in the consolidated balance Sheets.

As of December 31, 2019, the Company had no borrowing outstanding under the Revolving Loan and had $17.1 million available for borrowing.

Long-term debt

Long-term debt at the indicated dates consists of the following:

	December 31,
	2019	2018
	(in thousands)
Deerfield senior secured credit facility, net of discount of $1,982 and $3,334, respectively	$43,768	$49,916
Financing and capital leases, maturing through May 2024	1,167	1,858
	44,935	51,774
Less current portion	(15,836)	(8,557)
Long-term debt	$29,099	$43,217

Senior secured credit facility: On May 11, 2016, the Company entered into a $60.0 million senior secured credit facility (the “Facility”) with Deerfield Private Design Fund III, L.P. (66 2/3% of Facility) and Deerfield Special Situations Fund, L.P. (33 1/3% of Facility) (collectively, “Deerfield”), as lenders. In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share (see Note 13). Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions.

Principal on the Facility was due in three equal annual installments beginning in May 2019 and continuing through May 2021, with a final payment of principal, interest and all other obligations under the Facility due May 11, 2022. Interest is due quarterly beginning in June 2016, at a rate of 12.95% per year. The Company had an option, which it exercised, to defer payment of each of the first four interest payments, adding such amounts to the outstanding loan principal. The aggregate $6.6 million in deferred interest payments (the “Accrued Interest”) was due and payable on June 1, 2017. Borrowings under the Facility are collateralized by substantially all of the Company’s assets, except the assets under capital lease. The terms of the Facility require the Company to maintain cash on deposit of not less than $5.0 million.

On June 1, 2017 (the “Amendment Date”), the Company and Deerfield entered into a First Amendment (the “Amendment”) to the Facility which extended the date to repay the Accrued Interest under the Facility to June 1, 2018 (the “PIK Maturity Date”), which could have been extended to June 1, 2019 at the election of the Company if certain conditions had been met as specified in the Amendment. However, as described below, the accrued interest amount was converted into shares of common stock.

The right to payment of the Accrued Interest was memorialized in the form of senior secured convertible notes (the “Convertible Notes”) issued to Deerfield on the Amendment Date. Interest was due quarterly at a rate of 12.95% per year. The principal amount of the Convertible Notes issued under the Amendment and all accrued and unpaid interest thereon was to become due and payable upon written notice from Deerfield, and if either (a) the Company did not meet certain quarterly sales milestones specified in the Amendment or (b) the Company had not received and publicly announced FDA approval of the new drug applications on or before the applicable Prescription Drug User Fee Act goal date as set forth on the schedules to the Amendment. Per the Amendment, the Company will prepay all of the outstanding obligations under the Facility and the Convertible Notes upon the occurrence of a change in control or a sale of substantially all of the Company’s assets and liabilities. The Amendment increased the staggered prepayment fees for prepayments due upon a change of control or any other prepayment made or required to be made by the Company by 300 basis points from June 1, 2017 through the period ending prior to May 11, 2020 for the change in control prepayment fees and through the period ending prior to May 11, 2022 for any other prepayments, respectively (the “Prepayment Premiums”). Such Prepayment Premiums, as amended, ranged from 12.75% to 2%.

The $6.6 million of Convertible Notes was convertible into shares of the Company’s common stock at the noteholder’s option at any time up to the close of business on the date that was five days prior to the PIK Maturity Date. The per share conversion price was the greater of (a) 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion, and (b) $7.00. Deerfield cannot own more than 9.985% of the Company’s outstanding shares at any one time, and the aggregate conversion cannot exceed 19.9% of the Company’s outstanding common stock as of June 1, 2017.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled. The Company has filed a registration statement with the SEC covering the registration of these shares, as noted below.

In conjunction with the Amendment to the Facility and the related issuance of the Convertible Notes, the Company entered into a Registration Rights Agreement (the “Registration Agreement”) which required the Company to file a registration statement with the SEC to register the shares of common stock issued or issuable upon conversion of the Convertible Notes (the “Conversion Shares”) (subject to certain adjustment for stock split, dividend or other distribution, recapitalization or similar events, the “Registrable Securities”) within 30 days from June 1, 2017, which was to become effective per the SEC no later than 75 days thereafter. The Company filed a registration statement on Form S-3 to comply with the Registration Agreement on June 30, 2017, which became effective on July 11, 2017. This filing covered 940,924 shares, which is the number of shares that would be issued at the floor conversion rate of $7.00 per share. The Company was also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any Financial Industry Regulatory Authority (“FINRA”) requests. The Company’s obligations with respect to each registration end at the date which was the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Registration Agreement cease to hold any Registrable Securities. For each registration, the Company bore all reasonable expenses, other than underwriting discounts and commissions, and was to reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company had satisfied all of its obligations under this Registration Agreement and did not pay any damages pursuant to this agreement; therefore, no liability had been recorded (see Note 13), and as of September 30, 2018, Deerfield or any of its transferees or assignees under the Registration Agreement reported that it had ceased to hold any Registrable Securities.

The Company has accounted for the Amendment as a debt modification as the instruments were not substantially different; therefore, the remaining debt discount on the original Facility is being amortized using the effective interest method over the remaining term of the modified debt. The Company evaluated the Amendment together with the Convertible Notes to determine if those contracts or embedded components of those contracts qualified as derivatives requiring separate recognition. This evaluation identified a derivative liability of $2.1 million for the fair value of the change in control and other accelerated payment features as the prepayment fees resulted in premiums that were greater than 10%. As of December 31, 2019, the fair value of the derivative was $1.1 million (see Note 4). As the change in control and other accelerated payments terms, including the prepayment fees, were applied to the entire debt per the terms of the amended Facility, the corresponding debt discount will be amortized using the effective interest method over the remaining term of the Facility. The fees paid to or on behalf of the creditor for the debt modification totaled $40,000 and were recorded as additional debt discount on the amended Facility to be amortized to interest expense using the effective interest method over the term of the Facility. The Company’s evaluation also determined that the embedded conversion options should not be bifurcated as derivatives from the Convertible Notes host instruments. Therefore, the Company recorded a $0.6 million discount to the convertible notes for the intrinsic value of the embedded conversion option based upon the difference between the fair value of the underlying common stock on June 1, 2017 and the effective conversion price embedded in the Convertible Notes, which was amortized using the effective interest method to interest expense over the one-year term of the Convertible Notes. The Company recorded a $0.6 million corresponding credit to a beneficial conversion feature classified as additional paid in capital on June 1, 2017 in stockholders’ (deficit) equity in the Company’s financial statements.

In connection with the Facility, the Company paid a $1,350,000 yield enhancement fee to Deerfield, approximately $173,000 of legal costs to the Company’s attorneys and $58,000 of legal costs on behalf of Deerfield’s attorneys, all of which were recorded as debt discount and amortized over the six-year term of the Facility, using the effective interest method.

On November 5, 2018, the Company and Deerfield entered into an amendment (the “Second Amendment”) to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of an underwritten public offering of the Company’s shares of its common stock for gross proceeds of at least $30.0 million, plus additional shares of the Company’s shares of its common stock for additional gross proceeds of at least $4.5 million (the “November Offering”). The remaining $52.5 million of principal under the Facility was and is due as follows: $7.5 million on May 11, 2019, $15.0 million on May 11, 2020 (the “2020 Principal Payment”), $15.0 million on May 11, 2021 and $15.0 million on May 11, 2022; provided, that the 2020 Principal Payment due date shall be extended to May 11, 2021 or May 11, 2022 subject to certain achievement of annual net sales during periods ending December 31, 2019 and 2020, respectively. The net sales milestone was not met for the period ending December 31, 2019. If all or any of the principal are prepaid or required to be prepaid under the Second Agreement prior to December 31, 2021, then the Company shall pay, in addition to such prepayment and accrued interest thereon, a prepayment premium equal to 6.25% of the amount of principal prepaid. Additionally, the Company shall pay all interest which, absent such prepayment, would have accrued on the principal prepaid through May 11, 2020 in connection with a prepayment due to a Change of Control of the Company or through December 31, 2020 in connection with any other prepayment, whether voluntary or in an Event of Default. If such prepayment occurs after December 31, 2021 then no prepayment premium is due. In addition, upon the payment in full of the Obligations, whether voluntarily, in the connection with a Change of Control or an Event of Default and whether before, at the time of or after the Maturity Date, the Company shall pay to Deerfield a non-refundable exit fee in the amount of $750,239, which shall be due and payable in cash.

Pursuant to the term of the Facility, as amended, a $7.5 million principal payment was paid in cash in May 2019 and, the remaining principal outstanding as of December 31, 2019 was $45.0 million.

Pursuant to the Second Amendment, upon the effectiveness thereof, the Company amended and restated its outstanding notes under the Second Agreement in the form of senior secured convertible notes (the “A&R Notes”). Under the terms of the Second Amendment and the A&R Notes, beginning on or about May 11, 2019, the Company will have the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. The payment share price will be 93% of the lesser of (A) the Last Bid Price prior to the payment date and (B) the arithmetic average of the volume weighted average price on each of the ten consecutive trading days immediately preceding the payment date. Principal may not be satisfied at a price less than $3.00 per share, and the Company may not issue to Deerfield a number of shares upon any such payment to the extent that, upon such issuance, the number of shares beneficially owned by Deerfield and its affiliates would exceed 4.985% of the total number of shares of the Company’s common stock then issued and outstanding (the “4.985% Cap”). Additionally, Deerfield has the right to convert the remaining principal into shares of Common Stock not to exceed 3,796,668 shares in the aggregate (collectively, the “Conversion Shares”); provided, that the Lenders may only convert up to 50% of the remaining principal on or before November 5, 2019. Deerfield’s per share conversion price will be 95% reducing to a maximum 83% by one full percentage point for each full or partial calendar month between the date of the applicable conversion and the date on which such principal payment would otherwise be due, of the greater of (A) the average of the volume weighted average prices per share of the Common Stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion, and (B) $10.00 (subject to adjustment for Stock Events e.g. stock dividend, stock split etc.). Deerfield may not acquire a number of shares upon any such conversion to the extent that, upon such conversion, the number of shares beneficially owned by Deerfield and its affiliates would exceed the 4.985% Cap.

In conjunction with the Second Amendment to the Facility and the related issuance of the A&R Notes, the Company entered into a Registration Rights Agreement (the “Second Registration Agreement”) pursuant to which the Company was required to file a registration statement with the SEC to register the Conversion Shares within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Second Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the maximum number of shares that may be converted. The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any FINRA requests. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Second Registration Agreement cease to hold any Registrable Securities. For each registration, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company expects to satisfy all of its obligations under the Second Registration Agreement and did not expect to pay any damages pursuant to this agreement; therefore, no liability had been recorded (see Note 16).

On October 2, 2019, in connection with the Loan Agreement with Encina, the Company entered into a fourth amendment to the Facility (the “Fourth Amendment”) with Deerfield. Under the Fourth Amendment, the Company restated its representations and warranties made under the Facility and made additional representations and warranties consistent with those in the Loan Agreement. In addition, the affirmative covenants, negative covenants and events of default contained in the Facility were expanded to conform to applicable provisions in the Loan Agreement. The Fourth Amendment was neither a modification nor an extinguishment and had no change in cash flows, and as such, it did not have a material effect on the Company’s financial statements.

Pursuant to the A&R Notes, if the Company fails to provide the number of Conversion Shares, then the Company would have to pay damages to Deerfield or subsequent holder or any designee for each day after the third business day after receipt of notice of conversion that such conversion is not timely effected. The Facility also contains certain customary nonfinancial covenants, including limitations on the Company’s ability to transfer assets, engage in a change of control, merge or acquire with or into another entity, incur additional indebtedness and distribute assets to shareholders. Upon an event of default, the lenders may declare all outstanding obligations accrued under the Facility to be immediately due and payable, and exercise its security interests and other rights. As of December 31, 2019, the Company was in compliance with the covenants under the Facility.

Total interest expense on the Facility, including debt discount amortization, was $7,620,000, $8,693,000 and $9,882,000 for the year ended December 31, 2019, 2018 and 2017, respectively. Debt discount amortization for the Facility, including the Amendment after June 1, 2017, was calculated using the effective interest rates of 15.03% on the original facility debt and 25.35% on the Convertible Notes and after the Second Amendment on November 5, 2018, using the effective interest rate of 16.69%, charged to interest expense and totaled $1,353,000, $961,000 and $1,316,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

Financing and Capital lease obligations: Financing and capital lease obligations consist of sale-leaseback and equipment leases, both of which include options to purchase and were classified as finance leases as of December 31, 2019 and capital leases as of December 31, 2018. As described in Note 7, during the years ended December 31, 2017, the Company entered into agreements with Essex for the sale-leaseback of newly acquired assets with a total capitalized cost of $3.2 million. The approximate imputed interest rate on these leases is 14.9%. In addition, during the year ended December 31, 2019 and 2018, the Company entered into equipment leases with a total capitalized cost of $0.4 million and $0.1 million, respectively. The interest rate on these leases is 6.5% and 5.3%, respectively. Interest expense on these leases was $214,000, $341,000 and $263,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

Future principal payments of long-term debt, including financing leases, are as follows:

Period ending:	December 31,
(in thousands)
2020	$15,836
2021	15,099
2022	15,854
2023	89
2024	39
Future principal payments	$46,917
Less unamortized debt discount	(1,982)
Less current portion of long-term debt	(15,836)
Total long-term debt, net of current portion	$29,099

Note 12. Leases

The Company leases real estate, warehouses and certain equipment. The Company determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the consolidated balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s operating leases do not provide an implicit rate of return, the Company considered its other similar term collateralized financing arrangements, including the Essex sale-leaseback and equipment leases, certain vendor-direct equipment financing and the Deerfield debt facility, as amended, to determine its incremental borrowing rate. Operating lease ROU assets are comprised of the lease liability plus prepaid rents and are reduced by lease incentives and deferred rents. The Company has lease agreements with non-lease components which are not bifurcated.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years. The exercise of a lease renewal option typically occurs at the discretion of both parties. Certain leases also include options to purchase the leased property. For purposes of calculating operating lease liabilities, lease terms are deemed not to include options to extend the lease termination until it is reasonably certain that the Company will exercise that option. Certain of the Company’s lease agreements include payments adjusted periodically for fair market value and certain other percentage increases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease expenses are as follows:

	Year Ended December 31, 2019	Statement of Operations Classification
	(in thousands)
Lease cost:
Operating lease cost	$1,071	Cost of goods sold and operating expenses
Short-term lease cost	37	Cost of goods sold and operating expenses
Variable lease cost	217	Cost of goods sold and operating expenses
Finance lease cost:
Amortization of leased assets	520	Cost of goods sold
Interest on lease liabilities	214	Interest expense
Total net lease cost	$2,059

Supplemental consolidated balance sheet information related leases is as follows:

	December 31, 2019	Balance Sheet Classification
	(in thousands)
Leases:
Assets:
Operating lease assets	$3,044	Operating lease right-of-use assets
Finance lease assets	2,580	Property, plant and equipment, net
Total leased assets	$5,624

Liabilities:
Current:
Operating leases	$681	Current portion of operating lease liabilities
Finance leases	836	Current portion of long-term debt
Noncurrent:
Operating leases	3,254	Operating lease liabilities
Finance leases	331	Long-term debt, net of current portion
Total lease liabilities	$5,102

December 31, 2019
Weighted-Average Remaining Lease Term (years)
Operating lease assets	4.7
Finance lease assets	1.8

Weighted-Average Discount Rate
Operating lease assets	15.0%
Finance lease assets	11.8%

Supplemental consolidated cash flow information related to leases is as follows:

Year Ended December 31, 2019
(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$1,168
Operating cash flows from finance leases	214
Financing cash flows from finance leases	1,098

ROU assets obtained in exchange for new finance lease liabilities	406
ROU assets obtained in exchange for new operating lease liabilities	$135

Maturities of lease liabilities are as follows:

	December 31, 2019
	Operating Leases	Finance Leases
	(in thousands)
2020	$1,226	$894
2021	1,118	117
2022	1,060	115
2023	1,055	95
2024	1,106	40
Total lease payments	$5,565	$1,261
Less amount representing interest	(1,630)	(94)
Total lease obligations	$3,935	$1,167

Disclosure related to periods prior to adoption of ASU 2016-02

Future minimum lease payments under non-cancelable rental and leases agreements which had initial or remaining term in excess of one year are as follows:

	December 31, 2018
	Operating Leases	Capital Leases
	(in thousands)
2019	$1,180	$1,257
2020	1,195	798
2021	1,062	21
2022	1,055	20
2023	1,055	—
Later years	1,106	—
Minimum lease commitment	$6,653	$2,096
Less amount representing interest		(238)
Present value of net minimum lease obligations		$1,858

Note 13. Common stock

On August 1, 2016, the Company filed a shelf registration statement on Form S-3, which was declared effective by the SEC on August 12, 2016. This shelf registration statement covered the offering, issuance and sale by the Company of up to an aggregate of $125.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2016 Shelf”). The Company simultaneously entered into a sales agreement with Cowen and Company, LLC, as sales agent, to provide for the offering, issuance and sale by the Company of up to $40.0 million of its common stock from time to time in “at-the-market” offerings under the 2016 Shelf (the “Cowen Sales Agreement”).

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock under the 2016 Shelf at a public offering price of $5.00 per share, which included 750,000 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option. Deerfield participated in the purchase of the Company’s common shares as part of this public offering, and as a result, was classified as a related party at the time of the corresponding transactions. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately $26.7 million.

On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock under the 2016 Shelf at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock which was exercised in full on July 26, 2017. The net proceeds to the Company through July 26, 2017 from this offering, after deducting offering expenses payable by the Company, were approximately $34.3 million.

During the year ended December 31, 2017, the Company sold an aggregate 749,639 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $5.01 per share for gross proceeds of $3.7 million and net proceeds of $3.6 million and paying total compensation to the sales agent of approximately $0.1 million.

On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled.

During the year ended December 31, 2018, the Company sold an aggregate 651,525 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $6.25 per share for gross proceeds of $4.1 million and net proceeds of $3.9 million and paying total compensation to the sales agent and other costs of approximately $0.2 million.

On November 5, 2018, the Company filed Supplement No. 1 to the prospectus dated August 12, 2016, which reduced the size of the continuous offering by the Company under such prospectus relating to the offering of Common Stock pursuant to the Sales Agreement. Following the reduction, the Company was authorized to issue up to $7,825,113 of its common stock pursuant to the Sales Agreement (inclusive of amounts previously sold thereunder prior to the date hereof). Aggregate gross proceeds of sales of the Company’s common stock under the Sales Agreement total $7,825,113, and sales of common stock under the Sales Agreement have been suspended. The Cowen Sales Agreement terminated with the expiration of the 2016 Shelf on August 12, 2019.

On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. This offering met the criteria for the November Offering.

During the year ended December 31, 2019, the Company issued 20,328 shares of common stock pursuant to the conversion of vested RSUs and 36,040 shares of common stock pursuant to the exercise of vested stock options. During the year ended December 31, 2018, the Company issued 26,991 shares of common stock pursuant to the conversion of vested RSUs and 832 shares of common stock pursuant to the exercise of vested stock options.

On March 18, 2019, the Company filed a shelf registration statement covering the offering, issuance and sale by the Company of up to an aggregate of $100.0 million of its common stock, preferred stock, debt securities, warrants and/or units (the “2019 Shelf”), which was declared effective by the SEC on May 1, 2019. Effective as of August 12, 2019, the 2016 Shelf is no longer available for further primary offerings or sales of the Company’s securities. The Company simultaneously entered into a sales agreement with Cantor Fitzgerald & Co., as sales agent, to provide for the offering, issuance and sale by the Company of up to $30.0 million of its common stock from time to time in “at-the-market” offerings under the 2019 Shelf (the “Cantor Sales Agreement”). No sales have been made under the Cantor Sales Agreement during the year ended December 31, 2019. As of December 31, 2019, $100.0 million of the Company’s common stock, preferred stock, debt securities, warrants and/or units remained available to be sold pursuant to the 2019 Shelf, including $30.0 million of the Company’s common stock which remained available to be sold under the Cantor Sales Agreement, subject to certain conditions specified therein.

Note 14. Share-based Compensation

Share-based Compensation Plans

In July 2015, the Company adopted the Neos Therapeutics, Inc. 2015 Stock Option and Incentive Plan (“2015 Plan”) which became effective immediately prior to the closing of the IPO and initially had 767,330 shares of common stock reserved for issuance. On January 1, 2016 and each January 1 thereafter, the number of shares of common stock reserved and available for issuance under the 2015 Plan shall be cumulatively increased by five percent of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the administrator of the 2015 Plan. Accordingly, on January 1, 2020, 2019 and 2018, the Company added 2,486,633 shares, 2,483,815 shares and 1,449,847 shares, respectively, to the option pool. The 2015 Plan superseded the Neos Therapeutics, Inc. 2009 Equity Plan (“2009 Plan”), originally adopted in November 2009 and which had 1,375,037 shares reserved and available for issuance. Effective upon closing of the IPO, the Company’s Board of Directors determined not to grant any further awards under the 2009 Plan.

The shares of common stock underlying any awards that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2009 Plan will be added to the shares of common stock available under the 2015 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. The 2015 Plan is administered by the Company’s Compensation Committee, which has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. The Company’s Compensation Committee may delegate authority to grant certain awards to the Company’s chief executive officer. Through December 31, 2019, the Company has granted options, restricted stock and RSUs under the 2015 Plan, or previously, the 2009 Plan. The exercise price per share for the stock covered by a stock award granted shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the 2015 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment.

The 2009 Plan allowed the Company to grant options to purchase shares of the Company’s common stock and to grant restricted stock awards to members of its management and selected members of the Company’s board of directors. Restricted stock awards are recorded as deferred compensation and amortized into compensation expense, on a straight-line basis over a defined vesting period ranging from 1 to 48 months. Options were granted to officers, employees, nonemployee directors and consultants, and independent contractors of the Company. The Company also granted performance based awards to selected management. The performance options vested over a three-year period based on achieving certain operational milestones and the remaining options vested in equal increments over periods ranging from two to four years. Unexercised options under the 2009 Plan expire after the earlier of 10 years or termination of employment, except in the case of any unexercised vested options, which generally expire 90 days after termination of employment. All terminated options are available for reissuance under the 2015 Plan. Since the inception of the 2015 Plan through December 31, 2019, 433,864 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. During year ended December 31, 2019, 351,229 shares related to forfeited 2009 Plan options were added to the shares available under the 2015 Plan. As of December 31, 2019, 3,257,599 shares of common stock remain available for grant under the 2015 Plan.

In June 2018, the Company adopted the Neos Therapeutics, Inc. 2018 Inducement Plan (the “Inducement Plan”) which had 800,000 shares of common stock reserved and available for issuance. The Inducement Plan allows the Company to grant equity awards to induce highly-qualified prospective officers and employees who are not currently employed by the Company to accept employment and provide them with a proprietary interest in the Company. The Inducement Plan is administered by the Company’s compensation committee. The exercise price per share for the stock covered by a stock award granted pursuant to the Inducement Plan shall be determined by the administrator at the time of grant but shall not be less than 100 percent of the fair market value on the date of grant. Unexercised stock awards under the Inducement Plan expire after 10 years following the grant date. Under the Company’s employment agreement dated June 27, 2018 with Gerald McLaughlin, the Company’s Chief Executive Officer, the Company granted Mr.

McLaughlin, under the Inducement Plan, an option to purchase 600,000 shares of the Company’s common stock, which vests in equal annual installments over four years from Mr. McLaughlin’s start date. In addition, on July 30, 2018, the Company granted Mr. McLaughlin, under the Inducement Plan, an option to purchase 200,000 shares of the Company’s common stock. The shares underlying this option shall vest subject to certain performance metrics to be evaluated for the fiscal year ending December 31, 2019. As of December 31, 2019, no shares of common stock remain available for grant under the Inducement Plan.

Share-based Compensation Expense

The Company has reported share-based compensation expense for the years ended December 31, 2019, 2018 and 2017, respectively, in its consolidated statements of operations as follows:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Cost of goods sold	$473	$470	$390
Research and development	340	344	394
Selling and marketing	293	731	913
General and administrative	1,811	1,776	2,354
	$2,917	$3,321	$4,051

The total share based compensation expense included in the table above is attributable to stock options and RSUs of $2.7 million and $159,000, respectively, for the year ended December 31, 2019. The total share based compensation expense included in the table above is attributable to stock options and RSUs of $3.1 million, $261,000, respectively, for the year ended December 31, 2018. The total share based compensation expense included in the table above is attributable to stock options, RSUs and restricted stock of $3.9 million, $86,000 and $71,000, respectively, for the year ended December 31, 2017. Excess tax benefit from share-based compensation was $12,700 for the year ended December 31, 2019 and, was negligible for the year ended December 31, 2018.

As of December 31, 2019, there was $3.5 million of compensation costs adjusted for any estimated forfeitures, related to non-vested stock options and RSUs granted under the Company’s equity incentive plans not yet recognized in the Company’s financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.5 years for stock options and 1.9 years for RSUs. There is no unrecognized compensation cost associated with grants of restricted stock.

Stock Options

During the year ended December 31, 2019, the Company granted 2,119,708 options under the 2015 Plan. In June 2018 and July 2018, the Company granted 600,000 and 200,000 options, respectively, under the Inducement Plan to Gerald McLaughlin, the Company’s Chief Executive Officer, at an exercise price of $6.20 and $5.55 per share, respectively.

The Company estimates the fair value of all stock options on the grant date by applying the Black-Scholes option pricing valuation model. The application of this valuation model involves assumptions that are highly subjective, judgmental and sensitive in the determination of compensation cost. Prior to the IPO, given the absence of an active market for the Company’s common stock prior to its IPO, the Company’s board of directors was required to estimate the fair value of its common stock at the time of each option grant primarily based upon valuations performed by a third-party valuation firm.

The weighted-average key assumptions used in determining the fair value of options granted during the period indicated are as follows:

	Year Ended December 31,
	2019	2018	2017
Estimated dividend yield	0%	0%	0%
Expected stock price volatility	60%	60%	60%
Weighted-average risk-free interest rate	2.44%	2.75%	2.01%
Expected life of option in years	6.08	6.13	6.06
Weighted-average option fair value at grant	$1.24	$3.93	$4.09

A summary of outstanding and exercisable options as of December 31, 2019, 2018 and 2017, and the activity from December 31, 2017 through December 31, 2019, is presented below:

	Number of Options	Weighted-Average Exercise Price	Intrinsic Value
Outstanding at December 31, 2017	2,454,973	$11.195	$4,764
Exercisable at December 31, 2017	1,137,766	$10.919	$2,890
Granted	1,753,539	$6.786
Exercised	(832)	0.320
Expired, forfeited or cancelled	(760,795)	11.281
Outstanding at December 31, 2018	3,446,885	$8.935	$70
Exercisable at December 31, 2018	1,643,011	$10.627	$70
Granted	2,119,708	$2.163
Exercised	(36,040)	0.320
Expired, forfeited or cancelled	(1,099,587)	9.816
Outstanding at December 31, 2019	4,430,966	$5.551	$53
Exercisable at December 31, 2019	1,518,972	$8.735	$31

The weighted-average remaining contractual life of options outstanding and exercisable on December 31, 2019 was 8.2 and 6.9 years, respectively. The option exercise price for all options granted in the year ended December 31, 2019 ranged from $1.36 to $3.14 per share. The weighted-average remaining contractual life of options outstanding and exercisable on December 31, 2018 was 7.9 and 6.6 years, respectively. The option exercise price for all options granted in the year ended December 31, 2018 ranged from $4.76 to $10.40 per share.

Restricted Stock Units

On May 1, 2017, the Company granted 78,750 RSUs to members of its management which vest in four equal annual installments, beginning May 1, 2018. On October 2, 2017, the Company granted 6,250 RSUs to a member of its management that vest in four equal annual installments, beginning October 2, 2018. On March 1, 2018, the Company granted 93,750 RSUs to members of its management that vest in four equal annual installments, beginning March 1, 2019.

The Company satisfies its RSUs by issuing shares of the Company’s common stock when RSUs vest and are issued. In addition, when RSUs vest and are issued, RSU recipients may elect to have the Company withhold units as consideration for the tax withholding obligation for their vested RSUs. During the year ended December 31, 2019, 21,251 vested RSUs were converted into an equivalent 20,328 shares of common stock. The Company withheld 923 shares of its common stock to partially satisfy tax withholding obligations upon vesting of the RSUs for the year ended December 31, 2019.

A summary of outstanding RSUs as of December 31, 2019, 2018 and 2017 and the activity from December 31, 2017 through December 31, 2019, is presented below:

	Number of RSUs	Weighted-Average Fair Value
Outstanding at December 31, 2017	85,000	$7.15
Granted	93,750	8.30
Vested	(33,748)	7.34
Expired, forfeited or cancelled	(69,688)	7.77
Outstanding at December 31, 2018	75,314	$7.93
Granted	—	—
Vested	(21,251)	7.86
Expired, forfeited or cancelled	—	—
Outstanding at December 31, 2019	54,063	$7.96

Restricted stock

The Company did not issue any shares of restricted stock for the years ended December 31, 2019, 2018 and 2017. No vested restricted stock awards were settled during the year ended December 31, 2019.

The Company had no unvested restricted stock as of December 31, 2019 and 2018. For the years ended December 31, 2019, 2018 and 2017, there were no shares of restricted stock granted or forfeited.

Note 15. Treasury stock

The Company has the authority to repurchase common stock from former employees, officers, directors or other persons who performed services for the Company at the lower of the original purchase price or the then-current fair market value. On October 16, 2017, October 17, 2016 and October 16, 2015, 14,895 shares, 9,709 shares and 9,197 shares, respectively, of restricted stock were surrendered by the holder to the Company to cover taxes associated with vesting of restricted stock and such shares were added back into the treasury stock of the Company, increasing total treasury stock to 33,801 shares as of December 31, 2019 and 2018.

Note 16. Commitments and contingencies

Registration Payment Arrangement: On November 5, 2018, in conjunction with the Second Amendment to the Facility and the related issuance of the Convertible Notes, the Company entered into the Registration Agreement which required the Company to file a registration statement with the SEC to register the Registrable Securities (see Note 11) within 30 days from November 5, 2018, which was to become effective per the SEC no later than 75 days thereafter. The filing deadline was subsequently extended to December 21, 2018. The Company filed a registration statement on Form S-3 to comply with the Registration Agreement on December 11, 2018, which became effective on December 20, 2018. This filing covered 3,796,668 shares, which is the number of shares that would be issued up to the Exchange Cap as (defined in the agreement). The Company is also required to, among other things, maintain the effectiveness of such registration statement, continue to file the required SEC filings on a timely basis, use its best efforts to ensure that the registered securities are listed on each securities exchange on which securities of the same class or series as issued by the Company are then listed and comply with any FINRA requests. Upon any Registration Failure, the Company shall pay additional damages to the Holder for each 30-day period (prorated for any partial period) after the date of such Registration Failure in an amount in cash equal to two percent of the original principal amount of the Convertible Notes. The Company’s obligations with respect to each registration end at the date which is the earlier of (a) when all of the Registrable Securities covered by such registration have been sold or (b) when Deerfield or any of its transferees or assignees under the Registration Agreement cease to hold any of the Registrable Securities. For each registration filing, the Company shall bear all reasonable expenses, other than underwriting discounts and commissions, and shall reimburse Deerfield or any assignee or transferee for up to $25,000 in legal fees. The Company currently expects to satisfy all of its obligations under the Registration Agreement and does not expect to pay any damages pursuant to this agreement; therefore, no liability has been recorded.

Patent Infringement Litigation: On October 31, 2017, the Company received a paragraph IV certification from Teva Pharmaceuticals USA, Inc. (“Teva”) advising the Company that Teva has filed an Abbreviated New Drug Application (“ANDA”) with the FDA for a generic version of Cotempla XR-ODT, in connection with seeking to market its product prior to the expiration of patents covering Cotempla XR-ODT. On December 13, 2017, the Company filed a patent infringement lawsuit in federal district court in the District of Delaware against Teva alleging that Teva infringed the Company’s Cotempla XR-ODT patents. On December 21, 2018, the Company entered into a Settlement Agreement (the “Teva Settlement Agreement”) and a Licensing Agreement (the “Teva Licensing Agreement” and collectively with the Teva Settlement Agreement, the “Teva Agreement”) with Teva that resolved all ongoing litigation involving the Company’s Cotempla XR-ODT patents and Teva’s ANDA. Under the Teva Agreement, the Company granted Teva the right to manufacture and market its generic version of Cotempla XR-ODT under the ANDA beginning on July 1, 2026, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Teva Agreement has been submitted to the applicable governmental agencies.

On July 25, 2016, the Company received a paragraph IV certification from Actavis Laboratories FL, Inc. (“Actavis”) advising the Company that Actavis had filed an ANDA with the FDA for a generic version of Adzenys XR-ODT. On September 1, 2016, the Company filed a patent infringement lawsuit in federal district court against Actavis alleging that Actavis infringed the Company’s Adzenys XR-ODT patents. On October 17, 2017, the Company entered into a Settlement Agreement (the “Actavis Settlement Agreement”) and a Licensing Agreement (the “Actavis Licensing Agreement” and collectively with the Actavis Settlement Agreement, the “Actavis Agreement”) with Actavis that resolved all ongoing litigation involving the Company’s Adzenys XR-ODT patents and Actavis’s ANDA. Under the Actavis Agreement, the Company granted Actavis the right to manufacture and market its generic version of Adzenys XR-ODT under the ANDA beginning on September 1, 2025, or earlier under certain circumstances. A stipulation and order of dismissal was entered by the U.S. District Court for the District of Delaware. The Actavis Agreement has been submitted to the applicable governmental agencies.

Other Litigation: On March 7, 2018 and April 18, 2019, the Company received citations advising the Company that the County of Harris Texas (“Harris County”) and the County of Walker Texas (“Walker County”) filed lawsuits on December 13, 2017 and January 11, 2019, respectively, against the Company and various other alleged manufacturers, promoters, sellers and distributors of opioid pharmaceutical products. Through these lawsuits, each of Harris County and Walker County seek to recoup as damages some of the expenses they allegedly have incurred to combat opioid use and addiction. Each of Harris County and Walker County also seeks punitive damages, disgorgement of profits and attorneys’ fees.

Defined contribution plans: The Company maintains a defined contribution plan covering substantially all employees under the provisions of Section 401(k) of the Internal Revenue Code (“Code”). As the Company has elected a Safe-Harbor provision for the 401(k) Plan, participants are always fully vested in their employer contributions. Employees may contribute annually up to the lesser of 50% of their compensation or the applicable limit established by the Code. Effective January 1, 2015, the Company amended its 401(k) plan to provide a Company matching contribution on 100% of a participant’s contribution for the first 3% of their salary deferral and 50% of the next 2% of their salary deferral. For the years ended December 31, 2019, 2018 and 2017, the Company recorded $577,000, $576,000 and $419,000, respectively, of expense for 401(k) contributions.

Operating lease: The Company leases its Grand Prairie, Texas office space and manufacturing facility under an operating lease which expires in 2024. In addition, in December 2015, the Company executed a 60-month lease for additional office space in Blue Bell, Pennsylvania which commenced on May 1, 2016. Prior to the adoption of the New Lease Standard on January 1, 2019, the Company accounted for rent expense on long-term operating leases on a straight-line basis over the life of the lease resulting in a deferred rent balance of $989,000 at December 31, 2018. The Company adopted ASU No. 2016-02 at January 1, 2019 and recognized an operating lease liability of $4.3 million under the New Lease Standard (See Note 2 and 12). The Company is also liable for a share of operating expenses for both premises as defined in the lease agreements. The Company’s share of these operating expenses was $217,000, $206,000 and $243,000 for the years ended December 31, 2019, 2018 and 2017, respectively. Rent expense for these leases, excluding the share of operating expenses, was $1,011,000, $1,011,000 and $1,010,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

Cash incentive bonus plan: In July 2015, the Company adopted the Senior Executive Cash Incentive Bonus Plan (“Bonus Plan”). The Bonus Plan provides for cash payments based upon the attainment of performance targets established by the Company’s compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to the Company, or corporate performance goals, as well as individual targets. The Company has recorded $1,567,000, $666,000 and $701,000 of compensation expense for the years ended December 31, 2019, 2018 and 2017, respectively, under the Bonus Plan.

Note 17. License agreements

On October 23, 2018, the Company entered into an Exclusive License Agreement (“NeuRx License”) with NeuRx Pharmaceuticals LLC (“NeuRx”), pursuant to which NeuRx granted the Company an exclusive, worldwide, royalty-bearing license to research, develop, manufacture, and commercialize certain pharmaceutical products containing NeuRx’s proprietary compound designated as NRX-101, referred to by the Company as NT0502. NT0502 is a new chemical entity that is being developed by the Company for the treatment of sialorrhea, which is excessive salivation or drooling. Under the NeuRx License, the Company made an upfront payment of $175,000 to NeuRx upon the execution of the agreement and may in the future be required to make certain development and milestone payments and royalties based on annual net sales, as defined in the NeuRx License. Royalties are to be paid on a country-by-country and licensed product-by-licensed product basis, during the period of time beginning on the first commercial sale of such licensed product in such country and continuing until the later of: (i) the expiration of the last-to-expire valid claim in any licensed patent in such country that covers such licensed product in such country; and/or (ii) expiration of regulatory exclusivity of such licensed product in such country.

Under the Teva Licensing Agreement, the Company granted Teva a non-exclusive license to certain patents owned by the Company by which Teva has the right to manufacture and market its generic version of Cotempla XR-ODT under its ANDA beginning on July 1, 2026, or earlier under certain circumstances. The Teva Licensing Agreement has been submitted to the applicable governmental agencies (see Note 16).

Under the Actavis Licensing Agreement, the Company granted Actavis a non-exclusive license to certain patents owned by the Company by which Actavis has the right to manufacture and market its generic version of Adzenys XR-ODT under its ANDA beginning on September 1, 2025, or earlier under certain circumstances. The Actavis Licensing Agreement has been submitted to the applicable governmental agencies (see Note 16).

On July 23, 2014, the Company entered into a Settlement Agreement and an associated License Agreement (the “2014 License Agreement”) with Shire LLC (“Shire”) for a non-exclusive license to certain patents for certain activities with respect to the Company’s New Drug Application (the “NDA”) No. 204326 for an extended-release orally disintegrating amphetamine polistirex tablet. In accordance with the terms of the 2014 License Agreement, following the receipt of the approval from the FDA for Adzenys XR-ODT, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in February 2016. The Company is paying a single digit royalty on net sales of Adzenys XR-ODT during the life of the patents.

On March 6, 2017, the Company entered into a License Agreement (the “2017 License Agreement”) with Shire, pursuant to which Shire granted the Company a non-exclusive license to certain patents owned by Shire for certain activities with respect to the Company’s NDA No. 204325 for an extended-release amphetamine oral suspension. In accordance with the terms of the 2017 License Agreement, following the receipt of the approval from the FDA for Adzenys ER, the Company paid a lump sum, non-refundable license fee of an amount less than $1.0 million in October 2017. The Company is paying a single digit royalty on net sales of Adzenys ER during the life of the patents.

Such license fees are capitalized as an intangible asset and are amortized into cost of goods sold over the life of the longest associated patent. The royalties are recorded as cost of goods sold in the same period as the net sales upon which they are calculated.

Additionally, each of the 2014 and 2017 License Agreements contains a covenant from Shire not to file a patent infringement suit against the Company alleging that Adzenys XR-ODT or Adzenys ER, respectively, infringes the Shire patents.

Note 18. Related party transactions

In February 2017, the Company closed an underwritten public offering of 5,750,000 shares of its common stock at a public offering price of $5.00 per share, which includes 750,000 shares of the Company’s common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price on February 17, 2017. On June 30, 2017, the Company closed an underwritten public offering of 4,800,000 shares of its common stock at a public offering price of $6.25 per share for total proceeds of $30.0 million before estimated offering costs of $0.2 million. The Company also granted the underwriter a 30-day option to purchase up to an additional 720,000 shares of its common stock. Deerfield, the Company’s senior lender, participated in the purchase of the Company’s common shares as part of both public offerings, and as a result, is classified as a related party. The Company is obligated under a $60.0 million senior secured credit Facility that was issued by the Company to Deerfield. On June 1, 2017, the Company and Deerfield entered into an Amendment to the Company’s existing Facility with Deerfield which extended the date to repay the Accrued Interest under the Facility to June 1, 2018, which may have been extended to June 1, 2019 at the election of the Company if certain conditions have been met as specified in the Amendment. The right to payment of the Accrued Interest was memorialized in the form of Convertible Notes issued to Deerfield on the Amendment Date. On October 26, 2017, Deerfield provided a conversion notice electing to convert the entire $6.6 million of Convertible Notes into shares of the Company’s common stock at a conversion price of $7.08 per share. The conversion price was based on 95% of the average of the volume weighted average prices per share of the Company’s common stock on the NASDAQ Global Market for the three trading day period immediately preceding such conversion. This resulted in issuing 929,967 shares of the Company’s common stock to Deerfield on this date and the Convertible Notes were cancelled (see Note 11).

On November 5, 2018, the Company and Deerfield entered into the Second Amendment to the Facility pursuant to which the Company agreed to pay $7.5 million of principal under the Facility otherwise due in May 2019 upon completion of the November Offering. The Second Amendment provides an option for the $15.0 million principal on the Facility due in May 2020 to be paid in either May 2021 or May 2022 upon the achievement of certain revenue milestones as described in the Second Amendment. Also, pursuant to the Second Amendment, the Company amended and restated its outstanding notes under the Facility in the form of senior secured convertible notes. The Company has the right to pay principal and future interest in shares of Common Stock not to exceed 2,135,625 shares in the aggregate. Additionally, subject to the terms of the amended and restated convertible notes, Deerfield has the right to convert the remaining principal under the Facility into shares of Common Stock not to exceed 3,796,668 shares in the aggregate at a conversion price ranging from 95% to 83% of the greater of the average of the volume weighted average price per share of the Common Stock for the three trading day period immediately preceding such conversion and $10.00. On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. The net proceeds to the Company from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company were approximately $43.4 million. Deerfield also participated in the purchase of the Company’s common shares as part of this offering (see Note 11).

Note 19. Selected Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of results to be expected in future periods. Selected quarterly financial data for years ended December 31, 2019 and 2018, are as follows (in thousands, except share and per share amounts):

	Quarter Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Net product sales	$14,634	$15,643	$17,540	$16,832
Gross profit	8,238	10,544	11,093	9,651
Net loss attributable to common stock	$(7,600)	$(3,763)	$(2,051)	$(3,488)
Weighted average common shares outstanding used to compute net loss per share, basic and diluted (1)	49,703,563	49,727,718	49,730,755	49,732,654
Net loss per share of common stock, basic and fully diluted (2):	$(0.15)	$(0.08)	$(0.04)	$(0.07)

	Quarter Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Net product sales	$10,729	$11,363	$12,503	$15,393
Gross profit	5,508	4,376	5,546	7,631
Net loss attributable to common stock	$(14,436)	$(15,207)	$(12,695)	$(9,337)
Weighted average common shares outstanding used to compute net loss per share, basic and diluted (1)	28,996,956	29,008,909	29,625,792	41,415,358
Net loss per share of common stock, basic and fully diluted (2):	$(0.50)	$(0.52)	$(0.43)	$(0.23)

(1)	On November 8, 2018, the Company closed an underwritten public offering of 19,999,999 shares of its common stock at a public offering price of $2.30 per share, which includes 2,608,695 shares of its common stock resulting from the underwriters’ exercise of their over-allotment option at the public offering price. In addition, in 2018, the Company sold 651,525 shares of common stock under the Cowen Sales Agreement, at an average sale price of approximately $6.25 per share. These transactions produced a significant increase in the number of shares outstanding which will impact the year-over-year comparability of the Company’s loss per share calculations.
(2)	Loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly loss per share may not necessarily equal the total for the year.

Note 20. Subsequent event

On January 1, 2020, in accordance with the Evergreen Provisions of the 2015 Plan, the Company added 2,486,633 shares to the option pool, increasing the total number of shares reserved and available for issuance under the 2015 Plan to 5,744,232 shares.

Effective as of January 1, 2020, Deerfield Special Situations Fund, L.P., one of the lenders which made available 33 1/3% of the Facility, assigned to Deerfield Partners, L.P. all of its rights under the Facility, including its rights with respect to an amended and restated senior secured convertible Note with an original issuance date of May 11, 2016 and amendment and restatement date of November 8, 2018, and Deerfield Partners, L.P. is assuming the obligations of Deerfield Special Situations Fund, L.P. under the Loan Documents. Deerfield Partners, L.P. is an investment fund managed by Deerfield Management, L.P. and, accordingly, is a permitted assignee under the Facility Agreement. The assignment has no impact on the Company’s financial statements.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Aytu is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Aytu’s certificate of incorporation and bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

●	transaction from which the director derives an improper personal benefit;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or redemption of shares; or

●	breach of a director’s duty of loyalty to the corporation or its stockholders.

Aytu’s certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by Aytu upon delivery to Aytu of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by Aytu.

As permitted by the Delaware General Corporation Law, Aytu has entered into indemnity agreements with each of its directors and executive officers. These agreements, among other things, require Aytu to indemnify each director and officer to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

Aytu has an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise.

Item 21. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description	Registrant’s Form	Date Filed	Exhibit Number	Filed Herewith
2.1	Agreement and Plan of Merger, dated as of December 10, 2020, by and among Aytu BioScience, Inc., Neutron Acquisition Sub, Inc. and Neos Therapeutics, Inc.	8-K	12/10/20	2.1
2.2	Asset Purchase Agreement, dated October 10, 2019	8-K	10/15/19	2.1
3.1	Certificate of Incorporation effective June 3, 2015	8-K	6/09/15	3.1
3.2	Certificate of Amendment of Certificate of Incorporation effective June 1, 2016	8-K	6/02/16	3.1
3.3	Certificate of Amendment of Certificate of Incorporation, effective June 30, 2016	8-K	7/01/16	3.1
3.4	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, filed on August 11, 2017	8-K	8/16/17	3.1
3.5	Certificate of Amendment of Certificate of Incorporation, effective August 25, 2017	8-K	8/29/17	3.1
3.6	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock filed on March 2, 2018	S-1/A	2/27/18	3.6
3.7	Certificate of Amendment to the Restated of Certificate of Incorporation, effective August 10, 2018	8-K	8/10/18	3.1
3.8	Amended and Restated Bylaws	8-K	6/09/15	3.2
3.9	Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock	10-Q	2/07/19	10.4
3.10	Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock	8-K	10/15/19	3.1
3.11	Certificate of Designation of Preferences, Rights and Limitations of Series G Convertible Preferred Stock	8-K	11/04/19	3.1
4.1	Form of Placement Agent Warrant issued in 2015 Convertible Note Financing	8-K	7/24/15	4.2
4.2	Warrant Agent Agreement, dated May 6, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC	8-K	5/06/16	4.1
4.3	First Amendment to May 6, 2016 Warrant Agent Agreement between Aytu BioScience, Inc. and VStock Transfer LLC	8-K	9/21/16	4.5
4.4	Warrant Agent Agreement, dated November 2, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC	8-K	11/02/16	4.1
4.5	Form of Amended and Restated Underwriters’ Warrant (May 2016 Financing)	8-K	3/01/17	4.1
4.6	Form of Amended and Restated Underwriters’ Warrant (October 2016 Financing)	8-K	3/01/17	4.2
4.7	Form of Common Stock Purchase Warrant issued on August 15, 2017	8-K	8/16/17	4.1
4.8	Form of Common Stock Purchase Warrant for March 2018 Offering	S-1	2/27/18	4.8
5.1	Opinion of Dorsey & Whitney LLP				X

8.1	Opinion of Dorsey & Whitney LLP as to certain U.S. federal income tax matters.				X
8.2	Opinion of Goodwin Procter LLP as to certain U.S. federal income tax matters.				X
10.1#	Asset Purchase Agreement between the Registrant (as assigned to it by Ampio/Vyrix) and Valeant International (Barbados) SRL, effective as of December 2, 2011	8-K/A	6/08/15	10.4
10.2#	Manufacturing and Supply Agreement between the Registrant (as assigned to it by Ampio/Vyrix) and Ethypharm S.A., dated September 10, 2012	8-K/A	6/08/15	10.5
10.3	License, Development and Commercialization Agreement between the Registrant (as assigned to it by Ampio/Vyrix) and Daewoong Pharmaceuticals Co., Ltd., effective as of August 23, 2011 (incorporated by reference to Exhibit 10.1 of Ampio Pharmaceutical’s Form 8-K/A filed October 5, 2011; File No. 001-25182)
10.4#	Distribution Agreement between the Registrant (as assigned to it by Ampio/Vyrix) and FBM Industria Farmaceutica, Ltda., dated as of March 1, 2012	8-K/A	6/08/15	10.7
10.5#	Distribution and License Agreement between the Registrant (as assigned to it by Ampio/Vyrix) and Endo Ventures Limited, dated April 9, 2014	8-K/A	6/08/15	10.8
10.6#	Sponsored Research Agreement between the Registrant (as assigned to it by Ampio/Luoxis) and Trauma Research LLC, dated September 1, 2009	8-K/A	6/08/15	10.9
10.7#	Addendum No. 4 to Sponsored Research Agreement between the Registrant (as assigned to it by Ampio/Luoxis) and Trauma Research LLC, dated March 17, 2014	8-K/A	6/08/15	10.9
10.8	Promissory Note issued by Ampio to the Registrant on April 16, 2015	8-K	4/22/15	10.11
10.9	Subscription Agreement between the Registrant and Ampio, dated April 16, 2015	8-K	4/22/15	10.12
10.10	Voting Agreement between the Registrant and Ampio, dated April 21, 2015 (incorporated by reference to Exhibit 10.1 to Ampio’s Form 8-K filed April 22, 2015; File No. 001-35182)
10.11	Asset Purchase Agreement between Jazz Pharmaceuticals, Inc. and Rosewind Corporation, dated May 20, 2015	8-K	5/27/15	10.14
10.12	Form of Note Purchase Agreement for 2015 Convertible Note Financing	8-K	7/24/15	10.1
10.13	Asset Purchase Agreement, dated October 5, 2015, between Aytu BioScience, Inc. and FSC Laboratories, Inc.	8-K	10/07/15	10.18
10.14	Master Services Agreement between Biovest International, Inc. and Aytu BioScience, Inc., entered into on October 8, 2015, and effective October 5, 2015	8-K	10/13/15	10.19
10.15	Form of Subscription Agreement for January 2016 common stock purchases	8-K	1/20/16	10.1
10.16	License and Supply Agreement between the Registrant and Acerus Pharmaceuticals Corporation, dated April 22, 2016	8-K	4/25/16	10.1
10.17	Subscription Agreement between the Registrant and Acerus Pharmaceuticals Corporation, dated April 22, 2016	8-K	4/25/16	10.2
10.18	First Amendment, dated May 15, 2016, to Employment Agreement dated September 16, 2015 between Aytu BioScience, Inc. and Jonathan McGrael	8-K	5/16/16	10.1

10.19	Purchase Agreement, dated July 27, 2016, by and between Aytu BioScience, Inc. and Lincoln Park Capital Fund, LLC	8-K	7/28/16	10.1
10.20	Registration Rights Agreement dated July 27, 2016, by and between Aytu BioScience, Inc. and Lincoln Park Capital Fund, LLC	8-K	7/28/16	10.2
10.21†	Employment Agreement, effective as of April 16, 2017, between Aytu BioScience, Inc. and Joshua R. Disbrow	8-K	4/18/17	10.1
10.22†	Employment Agreement, effective as of April 16, 2017, between Aytu BioScience, Inc. and Jarrett T. Disbrow	8-K	4/18/17	10.2
10.23	Asset Purchase Agreement, dated March 31, 2017, between Allegis Holdings, LLC and Aytu BioScience, Inc.	10-Q	5/11/17	10.1
10.24#	Merger Agreement, dated May 3, 2017, between Nuelle, Inc. and Aytu BioScience, Inc.	10-K	8/31/17	10.25
10.25†	Employment Agreement, effective as of June, 2017, between Aytu BioScience, Inc. and Gregory A. Gould.	8-K	6/19/17	10.1
10.26†	2015 Stock Option and Incentive Plan, as amended on July 26, 2017.	8-K	7/27/17	10.1
10.27	Securities Purchase Agreement, dated August 11, 2017, between Aytu BioScience, Inc. and the investors named therein.	8-K	8/16/17	10.1
10.28	Registration Rights Agreement, dated August 11, 2017, between Aytu BioScience, Inc. and the investors named therein.	8-K	8/16/17	10.2
10.29	Warrant Exercise Agreement dated March 23, 2018	8-K	03/28/18	10.1
10.30	Amended and Restated Exclusive License Agreement, dated June 11, 2018, between Aytu BioScience, Inc. and Magna Pharmaceuticals, Inc.	10-K	09/06/18	10.31
10.31	Promissory Note, dated November 29, 2018, between Aytu BioScience, Inc. and Armistice Capital Master Fund Ltd	8-K	11/29/18	10.1
10.32	Waiver of Blocker	10-Q	2/07/19	10.6
10.33	Common Stock Purchase Warrant	10-Q	2/07/19	10.5
10.34	Exchange Agreement, dated February 5, 2019	10-Q	2/07/19	10.3
10.35	License, Development, Manufacturing and Supply Agreement, dated November 2, 2018	10-Q	2/07/19	10.2
10.36	Amendment No.1 to Securities Purchase Agreement	8-K	4/26/19	10.1
10.37	Independent Contractor Services Agreement	8-K	5/05/19	10.1
10.38	Second Amendment to Lease Agreement, dated April 4, 2019	10-Q	5/14/19	10.3
10.39	Employment Agreement with Jarret T. Disbrow, dated April 16, 2019	10-Q	5/14/19	10.2

10.40	Employment Agreement with Joshua R. Disbrow, dated April 16, 2019	10-Q	5/14/19	10.1
10.41	Amended and restated License and Supply Agreement with Acerus Pharmaceuticals, dated July 29, 2019	8-K	8/02/19	10.1
10.42	Form of Contingent Value Rights Agreement	8-K	9/18/19	10.1
10.43	Registration Rights Agreement, dated October 11, 2019	8-K	10/15/19	10.3
10.44	Securities Purchase Agreement, dated October 15, 2019	8-K	10/15/19	10.2
10.45	Placement Agency Agreement with Ladenburg Thalmann & Co. Inc., dated October 15, 2019	8-K	10/15/19	10.1
10.46	First Amendment to Asset Purchase Agreement with Cerecor, Inc., dated November 1, 2019	8-K	11/04/19	10.1
10.47	Registration Rights Agreement with Cerecor, Inc., dated November 1, 2019	8-K	11/04/19	10.2
10.48	Form of Cerecor Voting Agreement, dated November 1, 2019	8-K	11/04/19	10.3
10.49	Form of Security Holder Voting Agreement, dated November 1, 2019	8-K	11/04/19	10.4
10.50	Form of Officer Voting Agreement, dated November 1, 2019	8-K	11/04/19	10.5
10.51	Consent and Limited Waiver Agreement, dated November 1, 2019	8-K	11/04/19	10.6
10.52	Transition Services Agreement, dated November 1, 2019	8-K	11/04/19	10.7
10.53	Consent and Limited Waiver Agreement, dated November 1, 2019	8-K/A	11/04/19	10.6
10.54	Consent and Limited Waiver Agreement, dated November 1, 2019	8-K/A	11/07/19	10.6
10.55	Waiver and Amendment to the July 29, 2019 Amended and Restated License and Supply Agreement, dated November 29, 2019	8-K	12/02/19	10.1
21.1	Subsidiaries of the registrant				X
23.1	Consent of Dorsey & Whitney LLP (to be included in Exhibit 5.1).				X
23.2	Consent of Dorsey & Whitney LLP (to be included in Exhibit 8.1)				X
23.3	Consent of Goodwin Procter LLP (to be included in Exhibit 8.2)				X
23.6	Consent of Plante & Moran, PLLC relating to Aytu’s financial statements.				X
23.7	Consent of Hall & Company Certified Public Accountants & Consultants, Inc., relating to Innovus’ financial statements.				X
23.8	Consent of Ernst & Young LLP, independent auditors of the abbreviated financial statements of the Pediatric Product Portfolio of Cerecor Inc.				X
23.9	Consent of RSM US LLP relating to Neos’ financial statements.				X
24	Power of Attorney (included on signature page)				X
99.1	Proxy Card for Aytu				X
99.2	Proxy Card for Neos				X
99.3	Consent of Cowen and Company, LLC				X
99.4	Consent of MTS Health Partners, L.P.				X

†	Indicates is a management contract or compensatory plan or arrangement.
#	Aytu has received confidential treatment of certain portions of this agreement. These portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

	(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	(4)	That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

	(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter); (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

	(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

	(7)	That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on January 26, 2021.

AYTU BIOSCIENCE, INC.

By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow
Chairman and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joshua R. Disbrow and David A. Green as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joshua R. Disbrow	Chairman and Chief Executive Officer	January 26, 2021
Joshua R. Disbrow	(Principal Executive Officer)

/s/ David A. Green	Chief Financial Officer	January 26, 2021
David A. Green	(Principal Financial and Accounting Officer)

/s/ Steven J. Boyd	Director	January 26, 2021
Steven J. Boyd

/s/ Gary V. Cantrell	Director	January 26, 2021
Gary V. Cantrell

/s/ Carl C. Dockery	Director	January 26, 2021
Carl C. Dockery

/s/ John A. Donofrio, Jr.	Director	January 26, 2021
John A. Donofrio, Jr.

/s/ Michael Macaluso	Director	January 26, 2021
Michael Macaluso